Form 20-F
period 2023-06-30
DRDGOLD LTD
filed 2023-10-30
CIK 1023512

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended June 30, 2023
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 0-28800
DRDGOLD LIMITED
(Exact name of Registrant as specified in its charter and translation of Registrant's name into English)

REPUBLIC OF SOUTH AFRICA (Jurisdiction of incorporation or organization)
Constantia Office Park Cnr 14th Avenue and Hendrik Potgieter Road Cycad House, Building 17, Ground Floor, Weltevreden Park, 1709, South Africa
 (Address of principal executive offices)
Riaan Davel, Chief Financial Officer, Tel. no.+27 11 470 2600, Email riaan.davel@drdgold.com
Mpho Mashatola, Group Financial Manager Tel. no. +27 11 470 2600, Email mpho.mashatola@drdgold.com
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of each class:	Trading symbol	Name of each exchange on which registered:
American Depositary Shares, each representing ten ordinary shares	DRD	New York Stock Exchange
Ordinary shares		New York Stock Exchange*
* Not for trading, but only in connection with the registration of the American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.
Securities registered or to be registered pursuant to Section 12(g) of the Act None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act None
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.         864,588,711 ordinary shares of no par value outstanding as of June 30, 2023.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐No ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing. U.S. GAAP ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board ☑ Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.  Yes ☐ No ☐

Preparation of Financial Information

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

    We present our financial information in rand, which is our presentation and reporting currency. All references to “dollars” or “$” herein are to United States Dollars and references to “rand” or “R” are to South African rands. Solely for your convenience, this Annual Report contains translations of certain rand amounts into dollars at specified rates. These rand amounts do not represent actual dollar amounts, nor could they necessarily have been converted into dollars at the rates indicated. Unless otherwise indicated, rand amounts have been translated into dollars at the rate of R18.83 per $1.00, the year end exchange rate on June 30, 2023.

    In this Annual Report, we present certain non-IFRS financial measures including "Adjusted EBITDA", "cash operating costs", “cash operating costs per kilogram”, "all-in sustaining costs", “all-in sustaining costs per kilogram”, "all-in costs", “all-in costs per kilogram”, "growth capital expenditure" and "sustaining capital expenditure". The non-IFRS measures "cash operating costs", “cash operating costs per kilogram”, "all-in sustaining costs", “all-in sustaining costs per kilogram”, "all-in costs" and “all-in costs per kilogram” have been determined using industry guidelines promulgated by the World Gold Council, and are used to determine costs associated with producing gold, cash generating capacities of the mines and to monitor the performance of our mining operations. An investor should not consider these items in isolation or as alternatives to, operating costs, cash generated from operating activities, profit/(loss) for the year or any other measure of financial performance presented in accordance with IFRS or as an indicator of our performance. While the World Gold Council has provided definitions for the calculation of these measures, the calculation of cash operating costs per kilogram, all-in sustaining costs per kilogram and all-in costs per kilogram may vary significantly among gold mining companies, and these definitions by themselves do not necessarily provide a basis for comparison with other gold mining companies. See Glossary of Terms and Explanations and Item 5A. Operating Results – “Cash operating costs, all-in sustaining costs and all-in costs” and “Reconciliation of cash operating costs per kilogram, all-in sustaining costs per kilogram, all-in costs per kilogram”.

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

Special Note Regarding Forward-Looking Statements

    This Annual Report contains certain “forward-looking” statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, regarding expected future events, circumstances, trends and expected future financial performance and information relating to us that are based on the beliefs of our management, as well as assumptions made by and information currently available to our management. Some of these forward-looking statements include phrases such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “should,” or “will continue,” or similar expressions or the negatives thereof or other variations on these expressions, or similar terminology, or discussions of strategy, plans or intentions, including statements in connection with, or relating to, among other things:
•our reserve calculations and underlying assumptions;
•the trend information discussed in Item 5D.- Trend Information, including target gold production and cash operating costs;
•life of mine and potential increase in life of mine;
•statements made in or with respect to the Technical Report Summaries (“TRS” or “TRSs”) including statements with respect to Mineral Reserves and Resources and assumptions, gold prices, projected revenue and cash flows and capital expenditures and other forward looking statements in the TRSs;
•estimated future throughput capacity and production;
•expected trends in our gold production as well as the demand for and the price of gold;
•our anticipated labor, electricity, water, crude oil and steel costs;
•our expectation that existing cash will be sufficient to fund our operations in the next 12 months including our anticipated commitments;
•estimated production costs, cash operating costs per ounce, all-in sustaining costs per ounce and all-in costs per ounce;
•expectations on future gold price, supply and pricing trends, including long term trends, expected impact of the global environment on gold prices;
•expected gold production and cash operating costs expected in fiscal year 2024;
•statements with respect to agreements with unions;
•our prospects in litigation and disputes;
•statements with respect to the legal review for increasing the deposition capacity of the Brakpan/Withok Tailings Storage Facility (“Brakpan/Withok TSF”) and the Regional Tailings Storage Facility (“RTSF”), and expected potential increase in capacity and life of mine;
•statements with respect to the Solar Power Project (“Solar Plant”) being developed by Ergo, and the Flotation Fine Grind program ("FFG");
•expected deposition capacity from improvements in our dams and new tailings facility construction; and
•expected effective gold mining tax rate.

    Such statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others:
•the global impact of the COVID-19 pandemic and potential new variants, including in South Africa;
•the global impact of Ukraine conflict and global inflation;
•the global impact of the Israel-Palestine conflict;
•adverse changes or uncertainties in general economic conditions in South Africa;

•The future of power security from South Africa's power utility and intensity of load shedding
•regulatory developments adverse to us or difficulties in maintaining necessary licenses or other governmental approvals;
•future performance relating to the Far West Gold Recoveries ("FWGR") Phase 2 assets and the reclamation sites on the east of Ergo’s plant;
•challenges in replenishing mineral reserves;
•changes in our competitive position;
•changes in, or that affect, our business strategy;
•that assumptions underlying our Mineral Reserves and Mineral Resources as set forth in this report and our TRSs prove to be incorrect;
•our ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions;
•the success of our business strategy, development activities and other initiatives;
•adverse changes in our gold production as well as the demand for and the price of gold;
•changes in technical and economic assumptions underlying our Mineral Reserve estimates;
•any major disruption in production at our key facilities;
•adverse changes in foreign exchange rates;
•adverse environmental or environmental regulatory changes;
•adverse changes in ore grades and recoveries, and to the quality or quantity of reserves;
•unforeseen technical production issues, industrial accidents and theft;
•anticipated or unanticipated capital expenditure on property, plant and equipment;
•the impact of HIV/AIDS, tuberculosis and the spread of other contagious diseases such as COVID-19; and
•various other factors, including those set forth in Item 3D. Risk Factors.

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

Special Note Regarding Websites

    References in this document to information on websites (and/or social media sites) are included as an aid to their location and such information is not incorporated in, and does not form part of, this annual report. Any links to external, or third-party websites, are provided solely for convenience. We take no responsibility whatsoever for any third-party information contained in such third-party websites, and we specifically disclaim adoption or incorporation by reference of such information into this report and no websites are incorporated by reference into this report.

Imperial units of measure and metric equivalents

    The table below sets forth units stated in this document, which are measured in Imperial and Metric.

Metric	Imperial	Imperial	Metric
1 metric tonne	1.10229 short tons	1 short ton	0.9072 metric tonnes
1 kilogram	2.20458 pounds	1 pound	0.4536 kilograms
1 gram	0.03215 troy ounces	1 troy ounce	31.10353 grams
1 kilometer	0.62150 miles	1 mile	1.609 kilometers
1 meter	3.28084 feet	1 foot	0.3048 meters
1 liter	0.26420 gallons	1 gallon	3.785 liters
1 hectare	2.47097 acres	1 acre	0.4047 hectares
1 centimeter	0.39370 inches	1 inch	2.54 centimeters
1 gram/tonne	0.0292 ounces/ton	1 ounce/ton	34.28 grams/tonnes
0 degree Celsius	32 degrees Fahrenheit	0 degrees Fahrenheit	- 18 degrees Celsius

Glossary of Terms and Explanations

The table below sets forth a glossary of terms used in this Annual Report:

Adjusted EBITDA	Adjusted EBITDA means earnings before interest, tax, depreciation, amortisation, share-based payment (benefit)/expense, change in estimate of environmental rehabilitation recognised in profit or loss, gain/(loss) on disposal of property, plant and equipment, gain/(loss) on financial instruments, IFRS 16 lease payments, exploration expenses and transaction costs, and retrenchment costs. This is a non-IFRS financial measure and should not be considered a substitute measure of net income reported by us in accordance with IFRS.
Administration expenses and other costs excluding non-recurring items	Administration expenses and other costs excluding loss on disposal of property, plant and equipment and transaction costs.
All-in sustaining costs	All-in sustaining costs is a measure on which guidance is provided by the World Gold Council and includes cash operating costs of production, plus movement in gold in process on a sales basis, corporate administration expenses and other (costs)/income, the accretion of rehabilitation costs and sustaining capital expenditure. Costs other than those listed above are excluded. All-in sustaining costs per kilogram are calculated by dividing total all-in sustaining costs by kilograms of gold produced. This is a non‑IFRS financial measure and should not be considered a substitute measure of costs and expenses reported by us in accordance with IFRS.
All-in costs	All-in costs is a measure on which guidance is provided by the World Gold Council and includes all-in sustaining costs, retrenchment costs, care and maintenance costs, ongoing rehabilitation expenditure, growth capital expenditure and capital recoupments. Costs other than those listed above are excluded. All-in costs per kilogram are calculated by dividing total all-in costs by kilograms of gold produced. This is a non‑IFRS financial measure and should not be considered a substitute measure of costs and expenses reported by us in accordance with IFRS.
Assaying	The chemical testing process of rock samples to determine mineral content.
Brakpan/Withok final life design
The Brakpan/Withok Tailings Storage Facility final life design is the engineering design that ultimately brings the tailings storage facility to its finality in terms of extent, operation, rehabilitation and management. The implemented final design would result in alignments with the Global Industry Standard on Tailings Management (“GISTM”) and regulatory bodies, increase deposition capacity, improve operation/management and bring about the sustainable closure of the facility.

$/oz	US dollar per ounce.
Called gold content	The theoretical gold content of material processed.
Care and maintenance costs	Costs to ensure that the Ore Reserves are open, serviceable and legally compliant after active mining activity at a shaft has ceased.
Cash operating costs	Cash operating costs of production are operating costs less ongoing rehabilitation expenses, care and maintenance costs and net other operating costs/(income). This is a non‑IFRS financial measure and should not be considered a substitute measure of costs and expenses reported by us in accordance with IFRS.
Cash operating costs per kilogram	Cash operating costs are operating costs incurred directly in the production of gold and include labor costs, contractor and other related costs, inventory costs and electricity costs. Cash operating costs per kilogram are calculated by dividing cash operating costs by kilograms of gold produced. This is a non‑IFRS financial measure and should not be considered a substitute measure of costs and expenses reported by us in accordance with IFRS.
Cut‑off grade	The grade (i.e., the concentration of metal or mineral in rock) that distinguishes material deemed to have no economic value from material deemed to have economic value.
CIL Circuit	Carbon-in-leach circuit.

Definitive Feasibility Study ("DFS")	A definitive engineering estimate of all costs, revenues, equipment requirements and production at a -5% to +10% level of accuracy. The study is used to define the economic viability of a project and to support the search for project financing.
Depletion	The decrease in the quantity of ore in a deposit or property resulting from extraction or production.
Deposition	Deposition is the geological process by which material is added to a landform or land mass. Fluids such as wind and water, as well as sediment flowing via gravity, transport previously eroded sediment, which, at the loss of enough kinetic energy in the fluid, is deposited, building up layers of sediment. Deposition occurs when the forces responsible for sediment transportation are no longer sufficient to overcome the forces of particle weight and friction, creating a resistance to motion.
Dilution	Waste or material below the cut-off grade that contaminates the ore during the course of mining operations and thereby reduces the average grade mined.
Doré	Unrefined gold and silver bullion bars consisting of approximately 90% precious metals which will be further refined to almost pure metal.
Footwall	The underlying side of a stope or ore body.
Grade	The amount of gold contained within auriferous material generally expressed in ounces per ton or grams per tonne of ore.
Growth capital expenditure	Capital additions that are not sustaining capital expenditure. This is a non‑IFRS financial measure and should not be considered a substitute measure of costs and expenses reported by us in accordance with IFRS.
g/t	Grams per tonne.
Indicated Mineral Resources	That part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling. The level of geological certainty associated with an indicated Mineral Resource is sufficient to allow a qualified person to apply modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Because an indicated Mineral Resource has a lower level of confidence than the level of confidence of a measured Mineral Resource, an indicated Mineral Resource may only be converted to a probable Mineral Reserve.
Inferred Mineral Resources	That part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. The level of geological uncertainty associated with an inferred Mineral Resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Because an inferred Mineral Resource has the lowest level of geological confidence of all Mineral Resources, which prevents the application of the modifying factors in a manner useful for evaluation of economic viability, an inferred Mineral Resource may not be considered when assessing the economic viability of a mining project and may not be converted to a Mineral Reserve.
Measured Mineral Resources	That part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of conclusive geological evidence and sampling. The level of geological certainty associated with a measured Mineral Resource is sufficient to allow a qualified person to apply modifying factors, in sufficient detail to support detailed mine planning and final evaluation of the economic viability of the deposit. Because a measured Mineral Resource has a higher level of confidence than the level of confidence of either an indicated Mineral Resource or an inferred Mineral Resource, a measured Mineral Resource may be converted to a proven Mineral Reserve or to a probable Mineral Reserve.
Metallurgical plant	A processing plant (mill) erected to treat ore and extract the contained gold.
Mineral Reserves	An estimate of tonnage and grade or quality of indicated and measured Mineral Resources that, in the opinion of the qualified person, can be the basis of an economically viable project. More specifically, the economically mineable part of a measured or indicated Mineral Resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted.
Mineral Resources	A concentration or occurrence of material of economic interest in or on the Earth's crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. A Mineral Resource is a reasonable estimate of mineralization, taking into account relevant factors such as cut-off grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. It is not merely an inventory of all mineralization drilled or sampled.
Mine call factor	The gold content recovered expressed as a percentage of the called gold content.
Modifying factors	The factors that a qualified person must apply to indicated and measured Mineral Resources and then evaluate in order to establish the economic viability of Mineral Reserves. A qualified person must apply and evaluate modifying factors to convert measured and indicated Mineral Resources to proven and probable Mineral Reserves. These factors include, but are not restricted to: Mining; processing; metallurgical; infrastructure; economic; marketing; legal; environmental compliance; plans, negotiations, or agreements with local individuals or groups; and governmental factors. The number, type and specific characteristics of the modifying factors applied will necessarily be a function of and depend upon the mineral, mine, property, or project
Mt	Million tons.
Ore	A mixture of valuable and worthless materials from which the extraction of at least one mineral is technically and economically viable.
Other operating costs / (income)	Expenses incurred, and income generated in the course of operating activities, which are not directly attributable to production activities.
Operating costs	Operating costs are cost of sales less depreciation, change in estimate of rehabilitation provision, movement in gold in process and finished inventory – gold bullion, ongoing rehabilitation expenditure, care and maintenance, other operating income and retrenchment costs.
oz/t	Ounces per ton.

Prefeasibility study ("PFS")	A comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on the modifying factors and the evaluation of any other relevant factors which are sufficient for a competent person, acting reasonably, to determine if all or part of the Mineral Resource may be converted to a Mineral Reserve at the time of reporting. A prefeasibility study is at a lower confidence level than a feasibility study.
Proven Mineral Reserves	The economically mineable part of a measured Mineral Resource and can only result from conversion of a measured Mineral Resource and can only result from conversion of a measured Mineral Resource.
Probable Mineral Reserves	The economically mineable part of an indicated and in some cases, a measured Mineral Resource.
Qualified Person	An individual who is a mineral industry professional with at least 5 years of relevant experience in the type of mineralization and type of deposit under consideration and in the specific type of activity that person is undertaking on behalf of the registrant, and an eligible member or licensee in a good standing of a recognized professional organization at the time the technical report is prepared.
Refining	The final purification process of a metal or mineral.
Rehabilitation	The process of restoring mined land to a condition approximating its original state.
Reserves	That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.
Sediment	The deposition of solid fragmental material that originated from weathering of rocks and was transported from a source to a site of deposition.
Slimes	The tailings discharged from a processing plant after the valuable minerals have been recovered.
Sustaining capital expenditure	Sustaining capital expenditure are those capital additions that are necessary to maintain current gold production. This is a non‑IFRS financial measure and should not be considered a substitute measure of costs and expenses reported by us in accordance with IFRS.
T’000	Tonnes in thousands.
Tailings	Finely ground rock from which valuable minerals have been extracted by milling, or any waste rock, slimes or residue derived from any mining operation or processing of any minerals.
Tailings facility	A dam created from waste material of processed ore after the economically recoverable gold has been extracted.
Tonnage/Tonne	Quantities where the metric tonne is an appropriate unit of measure. Typically used to measure reserves of gold‑bearing material in‑situ or quantities of ore and waste material mined, transported or milled.
Tpm	Tonne per month.
Yield	The amount of recovered gold from production generally expressed in ounces or grams per ton or tonne of ore.

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

3D. RISK FACTORS
    In conducting our business, we face many risks that may interfere with our business objectives. Some of these risks relate to our operational processes, while others relate to our business environment. It is important to understand the nature of these risks and the impact they may have on our business, financial condition and operating results. Some of these risks are summarized below and have been organized into the following categories:
•Risks related to our business and operations;
•Risks related to the gold mining industry;
•Risks related to doing business in South Africa;
•Risks related to Environmental, Social and Governance (ESG) performance including climate change;
•Risks related to government regulation; and
•Risks related to ownership in our ordinary shares or American Depositary Shares (ADSs).

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

Although the impact of the COVID-19 pandemic has diminished and gold prices have marginally decreased, the average gold price for fiscal year 2022 remained high due to continued economic uncertainty as the global economies attempt to recover from all the after effects of COVID19 and deal with, the conflict in Ukraine and rapidly rising inflation. As US inflation started to recover there was uncertainty whether the US Federal Reserve would halt interest rate hikes and the collapsing of Silicon Valley Bank meant that gold remained a safe haven for investors which kept the gold price high in fiscal year 2023. In addition, we are impacted by movements in the exchange rate of the rand against the dollar as described below.

    Exchange rates are influenced by global economic trends. The closing exchange rate of the rand against the dollar at June 30, 2023 weakened by 16% compared to June 30, 2022. The closing price of the rand against the dollar at June 30, 2022 weakened by 14% compared to June 30, 2021. At September 30, 2023, the rand traded at R18.92 = $1.00 (based on closing rates), within 1% of the rand against the dollar from June 30, 2023 as the dollar remained strong as a result of continued quantitative tightening and the raising of interest rates by the US Federal Reserve and with continued power supply struggles from Eskom Holdings SOC Limited (“Eskom”). The rand/dollar exchange rate was volatile throughout the fiscal year 2023 mainly as a result of global, emerging market and South Africa economic uncertainty including uncertainties resulting from the global economic slowdown sentiment, rapidly rising global inflation, continued geopolitical tensions in Ukraine, perceived political and economic instability, structurally weak economic growth of the South African economy exacerbated by increasing loadshedding by power utility Eskom as it battles with supply.

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

Limited deposition capacity

Our operations are based on ultra-volume and almost nano-gold extraction. The volume of reclaimed material delivered has one of the most profound impacts on the gold output of our metallurgical plants. The large volumes of material that are processed at our operations are deposited on tailings facilities which have a finite capacity. Alternative facilities will be required to ensure adequate deposition capacity for the current life of mine and for the future. Key projects to increase such a deposit capacity include the development of the RTSF as part of Phase 2 FWGR project, as well as obtaining regulatory approvals for the Brakpan/Withok final life design at Ergo to expand its deposition capacity. The timing to have the new facilities on line is critical as a delay may result in reduced deposition rates or a halt in deposition which will have an adverse financial impact on the business.

    Our large projects, most notably the development of FWGR Phase 2, the Solar Plant and Brakpan/Withok final life design implementation to enable mining on the east of the Ergo plant, are subject to schedule delays and cost overruns, and we may face constraints in financing our existing projects or new business opportunities, which could render our projects unviable or less profitable than planned.

    The development of our projects are capital intensive processes carried out over long durations and requires us to commit significant capital expenditure and allocate considerable management resources in utilizing our existing experience and know-how.

    Projects like the development of Phase 2 of the FWGR assets acquired from Sibanye-Stillwater, the Solar Plant and the implementation of the Brakpan/Withok final life design are subject to the risk of delays, regulatory approvals and cost overruns which are inherent in any large construction project including, inter alia:
•    unforeseen increases in the cost of equipment, labor and raw materials;
•    delays or disruptions in the supply of equipment and raw materials
•    unforeseen design and engineering problems;
•    changes in construction plans that may require new or amended planning permissions;
•    unforeseen construction problems;
•    unforeseen delays commissioning sections of the project;
•    inadequate phasing of activities;
•    labor disputes and social challenges;
• security issues
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

        The regulatory approval for the build of the RTSF is in progress. It is therefore anticipated that the construction of the RTSF, related to Phase 2, will commence in fiscal year 2024. A delay may result in deposition capacity to be reduced as the Driefontein 4 TSF is expected to reach capacity during fiscal year 2026, whereafter the depositional rate would have to decrease materially.

        Ergo is currently developing a Solar Power Project to reduce its reliance on Eskom and to reduce its future cost of electricity. The Solar Plant definitive feasibility study was completed during fiscal year 2022 and is currently under development. A significant capital investment is needed to complete the project and the purchase of imported solar panels and battery energy storage system subject to fluctuations in the USD and euros to the rand exchange rate. It is estimated that benefit from the project in reduced electricity costs and reduced carbon footprint will start to materialise toward the end of fiscal year 2024.

        Regulatory approvals for the final life design of the Brakpan/Withok TSF are yet to be obtained. The implementation of the final life design is expected to be crucial to sustain and increase the life of mine of Ergo as it will accommodate material in toward the east of the Ergo plant.

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

    As the development of FWGR, the Solar Power Project and the implementation of the Brakpan/Withok TSF final life design are particularly material to DRDGOLD, significant cost overruns or adverse changes in assumptions affecting the viability of these projects could have a material adverse effect on our business, cash flows, financial condition and prospects.

    Our operating cash flow and available banking facilities may be insufficient to meet our capital expenditure plans and requirements, depending on the timing and cost of development of our existing projects and any further projects we may pursue. As a result, new sources of capital may be needed to meet the funding requirements of these projects and to fund ongoing business activities. Our ability to raise and service significant new sources of capital will be a function of, inter alia, macroeconomic conditions, rising cost of debt, our credit rating, our gearing and other risk metrics, the condition of the financial markets, future gold prices, the prospects for our industry, our operational performance and operating cash flow and debt position. Inability to raise these funds may place a burden on the Group cash reserves.

    In the event of operating or financial challenges, any dislocation in financial markets or new funding limitations, our ability to pursue new business opportunities, invest in existing and new projects, fund our ongoing business activities and pay dividends, could be constrained, any of which could have a material adverse effect on our business, operating results, cash flows and financial condition.

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

    We have two mining operations generating cash flows, namely Ergo and FWGR. Ergo’s reclamation sites, processing plants, pump stations and the Brakpan/Withok tailings facilities are linked through pipeline infrastructure. The Ergo plant is currently our major processing plant. FWGR’s reclamation sites, DP2 processing plant, pump stations and the Driefontein 4 Tailings Storage Facility are linked through pipeline infrastructure.

    Our reclamation sites, plants, pipelines infrastructure and the tailings storage facilities are exposed to numerous risks, including operational down time due to planned or unplanned maintenance and load shedding or power dips, adverse weather, destruction of infrastructure, spillages, higher than expected operating costs, or lower than expected production as a result of decreases in extraction efficiencies due to imbalances in the metallurgical process as well as inconsistent volume throughput or other factors.

    Our FWGR operations are reliant on the use and access to Sibanye-Stillwater Limited’s ("Sibanye-Stillwater") mining infrastructure, related services including the smelting and recovery of gold from gold loaded carbon produced at FWGR as well as the use of various rights, permits and licenses held by Sibanye Gold Proprietary Limited (wholly owned subsidiary of Sibanye-Stillwater) pursuant to which FWGR operates, pending the transfer to FWGR of those that are transferable. Any disruption in the supply of, or our ability to use and access the Sibanye-Stillwater mining infrastructure, related services and rights, permits and licenses, could have an adverse impact on our operations.

    Any of the risks above or other interruptions could adversely impact our operations which could have a material adverse effect on our business, operating results and financial condition.

    Flooding at our discontinued underground operations may cause us to incur liabilities for environmental damage.

    If the rate of rise of water is not controlled, water from our discontinued underground mining areas and active tailings storage facilities (TSFs) could potentially rise and come into contact with naturally occurring underground water or decant into surrounding underground mining areas, active TSFs and could ultimately also rise to surface. Progressive flooding of these abandoned underground mining areas and surrounding underground mining areas could eventually cause the discharge of polluted water to the surface and to local water sources.

    This may lead us to face claims and liability relating to environmental damage and liability for breaches, or alleged breaches, of applicable laws (see also Our operations are subject to extensive environmental regulations which could impose significant costs and liabilities). Any such claims may have a material adverse effect on our business, operating results and financial condition.

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
• increases in security measures to protect our employees and infrastructure;
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

    A three-year wage agreement was reached with organized labor at FWGR in November 2021 and Ergo reached a three-year wage agreement with organized labor with effective from 1 July 2022.

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

    Uncertainties regarding supply chain
        The global inflationary pressures, the legacy of the pandemic as well as geopolitical volatility may negatively impact availability and cost of critical material and equipment. This may be further exacerbated by the increase in the frequency and severity of natural disasters such as severe weather, floods and earthquakes which may further increase this risk. The risk of dependency on key suppliers requires ongoing focus and proactive management. A sustained unavailability and increased cost of critical material such as reagents and critical equipment may require DRDGOLD to find acceptable substitute suppliers and may also require it to pay higher prices for such materials, potentially affect production and increase operating costs resulting in loss of revenue. New projects may also be adversely affected by delays in supplies, freight costs and higher than inflationary increases for capital equipment which may affect operations and production, and ultimately result in failure to deliver into the business plans.

Our operations are subject to extensive environmental regulations which could impose significant costs and liabilities.

    Our operations are subject to increasingly extensive laws and regulations governing the protection of the environment under various state, provincial and local laws, which regulate air and water quality, hazardous waste management and environmental rehabilitation and reclamation. Our mining and related activities have the potential to impact the environment, including land, habitat, streams and environment near the mining sites. More complex and stringent regulations may lead us to face increased regulatory and stakeholder scrutiny, which may increase capital expenditures. Failure to comply with environmental laws or delays in obtaining, or failures to obtain government permits and approvals, or the imposition of additional permit/approval conditions may adversely impact our operations and may open us to enforcement actions and potential litigation. In addition, the regulatory environment in which we operate could change in ways that could substantially increase costs of compliance, resulting in a material adverse effect on our profitability.

    We have incurred, and expect to incur in the future, expenditures to comply with these environmental laws and regulations. We have estimated our aggregate group Provision for Environmental Rehabilitation at a net present value of R562.1 million which is included in our statement of financial position as at June 30, 2023 (Refer to Item 18. ‘‘Financial Statements - Note 11 – Provision for environmental rehabilitation”). However, the ultimate amount of rehabilitation costs may in the future exceed the current estimates due to factors beyond our control, such as changing legislation, higher than expected cost increases, or unidentified rehabilitation costs. We used to fund these environmental rehabilitation costs by making contributions over the life of the mine to environmental trust funds or funds held in insurance instruments established for our operations. During fiscal year 2022 we changed the method of provision to funds held in insurance products. If any of our operations are prematurely closed, the rehabilitation funds may be insufficient to meet all the rehabilitation obligations of those operations. The closure of mining operations, without sufficient financial provision for the funding of rehabilitation liabilities, or unacceptable damage to the environment, including pollution or environmental degradation, may expose us and our directors to prosecution, litigation and potentially significant liabilities.

In addition to compliance with local laws and regulations, our operations are also increasingly subject to stakeholder expectations concerning the application of international environmental (and health and safety and social) standards. These include the Responsible Gold Mining Principles, IFC Performance Standards and World Bank guidelines. The application of these standards similarly increases the costs of compliance, while the failure to adhere to such standards can result in reputational damage and adversely affect our operations.

Regulators are increasingly focusing on enforcement of these applicable laws (including permitting requirements). Enforcement activities may cause our operations to cease or to be suspended and may require us to undertake corrective measures that require additional capital expenditure. We have also been, and may in the future be, subject to litigation and other costs as well as actions by authorities, affected stakeholders, non-governmental organisations and public bodies relating to environmental matters. These claims and actions can result in significant liabilities, penalties and fines which can adversely affect our business, operating results, and financial condition.

    Damage to tailings storage facilities and excessive maintenance and rehabilitation costs could result in lower production and health, safety and environmental liabilities.

Our tailings storage facilities are exposed to numerous risks and events, the occurrence of which may result in the failure, breach or damage of such a facility. These may include sabotage, piping or seepage failures, failure by our employees to adhere to the codes of practice and natural disasters such as excessive rainfall and seismic events, any of which could force us to stop or limit operations. This is further impacted and expected to intensify with the effects of climate change. In addition, the facilities could overflow or a side wall could collapse jeopardizing the health and safety of our employees and communities living around these facilities and potentially resulting in extensive property and environmental damage.

In the event of damage to, or any failure of, our tailings facilities, we could face legal proceedings (including criminal proceedings and public civil actions) and investigations for significant amounts of damages. Such actions would also likely entail significant costs and potentially involve the need for large expenditures to help regions and people affected to recover. The occurrence of any of these risks could adversely affect our operations and this in turn could have a material adverse effect on our business, operating results and financial condition.

The potential elimination of conventional wet tailings could also lead to large additional expenditures on research and development of new technologies. Changes in law and regulation, to impose more stringent standards, may also lead to increased capital expenditure to update our facilities, be able to expand our facilities in the future or continue to meet existing or more stringent legal (including permit) requirements.

Due to the nature of our business, our operations face extensive health and safety risks and regulation of those risks.

Gold mining is exposed to numerous risks and events, the occurrence of which may result in the death of, or personal injury, to employees or others. These risks and events include seismic events, heat, ground or slope failures, rock bursts, sink holes, fires, falls of ground and blockages, flooding, discharges of gases and toxic substances as well as radioactivity, unplanned detonation of explosives, blasting and the transport, storage and handling of hazardous materials.

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

As with environmental incidents, so too may the occurrence of health and safety risks result in increased regulator and stakeholder scrutiny, which may lead to increases in compliance costs, and could result in enforcement actions and litigation (by regulators, affected stakeholders and others) that could lead to the imposition of significant fines or liabilities or otherwise adversely impact our operations through revocation of permits and approvals, the imposition of new conditions, and reputational impacts. The occurrence of such risks could have a material adverse effect on our business, operating results and financial condition.

    Events may occur for which we are not insured which could affect our cash flows and profitability.

    Because of the nature of our business, we may become subject to liability for pollution or other hazards against which we are unable to insure or are not insured, including those in respect of past mining activities. Our existing property, business interruption and other insurance contains certain exclusions and limitations on coverage. The insured value for property and loss of profits due to business interruption is R16.8 billion, with a total loss limit of R1.9 billion for Ergo and R650 million for FWGR for fiscal year 2024. Business interruption is only covered from the time the loss occurs and is subject to time and amount deductibles that vary between categories. To cover legal liability to third parties for damage, injury, illness or death a total of R1 billion insurance cover is in place for the 2024 fiscal year, subject to certain exclusions and limitations on coverage.

    Insurance coverage may not cover the extent of claims brought against us, including claims for environmental, industrial or pollution related accidents or damages or interruption due to electricity supply failure / interruptions, for which coverage is not available. If we are required to meet the costs of claims, which exceed our insurance coverage, this could have a material adverse effect on our business, operating results and financial condition.

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

During fiscal year 2023 the gold price reached a high of U$2,072 per ounce and a low of U$1,612. We benefited from a sustained high gold price due to continued slow global economic recovery, economic uncertainty and geopolitical tensions.

    Investors globally, as they have in so many previous times of crisis, turned to gold and gold stocks as a safe haven asset, leading to a sustained high gold price for fiscal year 2023 after the highs experienced in fiscal year 2022. The rand/dollar exchange rate was volatile throughout the fiscal year 2023 mainly as a result of global, emerging market and South Africa economic uncertainty including uncertainties resulting from the global economic slowdown sentiment, rapidly rising global inflation, continued geopolitical tensions in Ukraine, perceived political and economic instability, structurally weak economic growth of the South African economy exacerbated by increasing loadshedding by power utility Eskom as it battles with supply.

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

    Should we encounter mineralization or formations different from those predicted by past drilling, sampling and similar examinations, reserve estimates may have to be adjusted and mining plans may have to be altered in a way that might ultimately cause our reserve estimates to decline. Moreover, if the rand price of gold declines, or stabilizes at a price that is lower than recent levels, or those assumed in our mining plans, or if our labor, specialized services providers, water, steel, electricity and other production costs increase or recovery rates decrease, it may become uneconomical to recover Mineral Reserves and Mineral Resources, particularly those containing relatively lower grades of mineralization. Under these circumstances, we would be required to re-evaluate our Mineral Reserves and Mineral Resources. Short-term operating factors relating to the ability to reclaim our Mineral Reserves, at the required rate, such as an interruption or reduction in the supply of electricity, limited deposition capacity or a shortage of water may have the effect that we are unable to achieve critical mass, which may render the recovery of Mineral Reserve, or parts of the Mineral Reserve no longer feasible, which could negatively affect production rate and costs and decrease our profitability during any given period. Estimates of Mineral Reserves and Mineral Resources are based on drilling results and because unforeseen conditions may occur in these mine dumps that may not have been identified by the drilling results, the actual results may vary from the initial estimates. These factors have in the past and could in the future result in reductions in our Mineral Reserves and Mineral Resources estimates and as a result, our production, which could in turn adversely impact the total value of our mining asset base and our business, operating results and financial condition.

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

    The business of gold mining is exposed to numerous risks and events, the occurrence of which may result in the death of or personal injury to employees, the loss of mining and reclamation equipment, damage to or destruction of mineral properties or production facilities, monetary losses, delays in production, environmental damage, loss of the license to mine and potential legal claims. The risks and events associated with the business of gold mining include:
•environmental hazards and pollution, including dust generation, toxic chemicals, discharge of metals, pollutants, radioactive materials and other hazardous material into the air and water;
•flooding, landslides, sinkhole formation, ground subsidence, ground and surface water pollution and waterway contamination;
•a decrease in labor productivity due to labor disruptions, work stoppages, disease, slowdowns or labor strikes;
•unexpected decline of ore grade;
•metallurgical conditions or lower than expected gold recovery;
•failure of unproven or evolving technologies;
•mechanical failure or breakdowns and ageing infrastructure;
•energy and electrical power supply interruptions;
•availability of water;

•injuries to employees or fatalities due to falls from heights and accidents relating to mobile machinery or electrocution or other causes;
•activities of illegal or artisanal miners;
•material and equipment availability;
•legal and regulatory restrictions and changes to such restrictions;
•social or community disputes or interventions;
•accidents caused from the collapse of tailings facilities;
•pipeline failures and spillages;
•safety-related stoppages; and
•corruption, fraud and theft including gold bullion theft.

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

    We are incorporated in South Africa and all our operations are currently in South Africa. Large parts of our operations are situated in urban areas where most of the communities that live near our facilities are in the grip of poverty and experience socio-economic stress. As a result, political and economic risks relating to South Africa which have been escalated over the last few years, could have a significant effect on our production and profitability. Large parts of the South African population are unemployed and do not have access to adequate education, health care, housing and other services, including water and electricity. Government policies aimed at alleviating and redressing the disadvantages suffered by most citizens under previous governments may increase our costs and reduce our profitability. Crime levels in recent years in South Africa have increased which expose the business to increase in frequency and severity of security issues that may disrupt business operations. These problems may impede fixed inward investment into South Africa and increase emigration of skilled workers and as a result, we may have difficulties retaining qualified employees.

    The sustained high unemployment rate of 32.6%, for 2023, amongst the youth, rising inequality and increased lawlessness has increased the risk of social unrest, such as protests and conflict, in our surrounding communities. Continuous lack of service delivery, political instability and slow reformative action being taken by all spheres of the South African government, specifically, in combating unemployment particularly in the youth of the country adds to a sense of frustration that may increase the potential of violent strikes that could cause damage to property, harm to people and disrupt operations. This frustration was a contributing factor that led to social unrest, people committing crimes, vandalising property, and damaging infrastructure during fiscal year 2023. A prolonged economic downturn could result in an extended period of high unemployment, further exacerbating anti-mining sentiments in South Africa. Poor service delivery by local government has caused communities to shift expectations to the private sector to provide essential services and for increased support and assistance. Poverty and high levels of unemployment have lead to demands to participate in, and benefit from, the economic activities of our business. Failure to recognise these could result in miscommunication, misaligned expectations and loss of trust that in turn could threaten our social licence to operate.

Furthermore, the rise of ESG factors, such as electricity usage, social unrest, social license to operate, climate change, water usage and environmental stewardship, in investment decisions may result in divestment in the mining sector.

    Inflation can adversely affect us.

    The inflation rate in South Africa is relatively high compared to developed, industrialized countries, although many countries around the world are currently facing inflation challenges. As of June 30, 2023, the annual Consumer Price Inflation Index (“CPI”), stood at 5.4% compared to 7.4% in June 2022 and 4.9% in June 2021. Annual CPI was 5.4% as at September 30, 2023. Inflation in South Africa generally results in an increase in our rand operational costs. Higher and sustained inflation in the future, with a consequent increase in operational costs could have a material adverse effect on our results of operations and our financial condition and could result in operations being discontinued or reduced or rationalized, which could reduce our profitability.

The treatment of occupational health diseases and the potential liabilities related to occupational health diseases may have an adverse effect on the results of our operations and our financial condition.

We may be subject to claims relating to occupational health diseases and we are currently subject to legal action described below.

In January 2013, DRDGOLD, East Rand Proprietary Mines Limited (“DRDGOLD Respondents”) and 23 other mining companies (“Other Respondents”) (collectively referred to as “Respondents”) were served with a court application issued in the High Court of South Africa for a class certification on behalf of former mineworkers and dependents of deceased mineworkers (“Applicants”). In the application the Applicants allege that the Respondents conducted underground mining operations in a negligent and complicit manner causing the former mineworkers to contract occupational lung diseases. The Applicants have as yet not quantified the amounts which they are demanding from the Respondents in damages.

On May 3, 2018, the Applicants and Anglo American South Africa Limited, AngloGold Ashanti Limited, Sibanye Gold Proprietary Limited trading as Sibanye-Stillwater, Harmony Gold Mining Company Limited, Gold Fields Limited, African Rainbow Minerals Limited and certain of their affiliates (“Settling Companies”) settled the class certification application in which the Applicants in each sought to certify class actions against gold mining houses cited therein on behalf of mineworkers who had worked for any of the particular respondents and who suffer from any occupational lung disease, including silicosis or tuberculosis.

The DRDGOLD Respondents, are not a party to the settlement between the Applicants and Settling Companies. The dispute, insofar as the class certification application and appeal thereof is concerned, still stands and has not terminated in light of the settlement agreement (refer to Item 18. “Financial Statements - Note 26 – Contingencies”).

An adverse judgment in the claim described above or any other claim could have an adverse impact on our financial condition and operating results and could result in increased regulatory and stakeholder scrutiny which could lead to increased compliance costs.

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

    Our mining operations are dependent on electrical power supplied by Eskom, South Africa’s state-owned utility company. Electricity makes up approximately 15% of our operating costs. Eskom has become incapable of satisfying the energy requirements of the South African economy and is applying a system of power rationing or load shedding to prevent a complete collapse of the national electricity grid. It is a distressed enterprise unlikely to make a full recovery. It is owed billions of rands by local municipalities and in more recent times has also fallen victim to damage to its supply grid through incessant cable theft. This poses a threat to our ability to maintain the requisite volume throughput to deliver into our business plan, while the steps we are required to take to curtail load during load shedding, like intermittently switching off our mills, also impact recovery efficiencies. The private sector has responded by accelerating private production of renewable power, with an estimated 2GW of installed 'roof-top' capacity in place. Government's own measures are lagging though, and it has been slow to administer the freeing up of power generation on a larger scale. Load shedding will therefore be with us for the foreseeable future.

National Energy Regulator of South Africa (“NERSA”) approved Eskom annual tariff increases of 18.65% effective 1 April 2024, significantly above the South African CPI. These increases have had an adverse effect on our production costs and similar or higher future increases could have a material adverse effect on our operating results and financial condition.

The security of future power supply as well as the cost thereof remains a risk and may have major implications for our operations, which may result in significant production losses.

    In 2019, the President of South Africa announced the vertical unbundling of Eskom to improve efficiencies and have an independent grid operator and open competition for energy generation at lower cost to the consumer. While full state ownership will be maintained, the unbundling is expected to result in the separation of Eskom’s generation, transmission and distribution functions into separate entities, which may require legislative and/or policy reform. The unbundling is still ongoing; however, it is expected to be completed by March 2024 in respect of the generation and distribution functions. Poor reliability of the supply of electricity and instability in prices through the unbundling process is expected to continue. Eskom’s coal fired power plants have not performed well for a number of years, with national rotational power cuts (load shedding) having been implemented intermittently through the last number of fiscal years. Should we experience further power tariff increases, our business operating results and financial condition may be adversely impacted.

    Ergo is currently developing a Solar Power Project to reduce its reliance on Eskom and to reduce its future cost of electricity but we face risks in the development of this project as such the project may not be completed within expected timeframe or budget and may not reduce our dependence on Eskom as expected.

Ergo is currently disputing the electricity tariff charged by Ekurhuleni Metropolitan Municipality. Over the past several years, the municipality has charged Ergo for the electricity it draws from the Ergo Central Substation. However, Ergo determined that only Eskom may legitimately charge for the drawn and consumed electricity. Ergo has instituted legal proceedings by way of an application and since then, the municipality has issued two summonses. Ergo has made payments under protest and without prejudice or admission of liability. The outcome of Ergo's application remains uncertain and may result in adverse impacts on the business, operating results and financial condition.

Risks related to climate change

Extreme weather

As a result of climate change, our operations are exposed to severe weather events that have in the past and could in the future interrupt production and our supply chain. Major property, infrastructure and/or environmental damage as well as loss of human life could be caused by extreme weather events such as droughts, extreme rainfall and high wind volumes which are all on the increase in terms of frequency, duration and intensity. Specifically, we have experienced an increase in intensity of events, such as thunderstorms on the Highveld, where our operations are situated. It is believed that the long-term upward trend in global temperature is directly correlated with the increase in global severe weather events both in terms of magnitude and frequency.

    For example, dry weather conditions have prompted level 1 water restrictions on residential water users in the Johannesburg area. These water restrictions remain in place as at September 30, 2023. In the cases where municipal water is used, these restrictions can result in reclamation sites not being able to transfer material to the processing plants and also the processing plants not being able to operate at full capacity. Severe thunderstorms and high winds, especially during the summer rainy season, may also cause damage to operation infrastructure that may in turn cause an interruption in the production of gold. Such incidents and other weather events may damage the facility and may result in water shortages which can impact our operations and cause the interruption of deposition and gold production until the facility is repaired or alternative deposition is brought online.

The occurrence of these risks and events may result in adverse impacts to our workforce, production interruptions, increased operational costs associated with mitigations measures and power and supply chain disruptions, project delays and increased production pricing. All of this may result in adverse impacts on our business, operating results and financial condition.

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

Failure to adapt or transition to climate change measures

The company is also exposed to a growing number of critical drivers of change and expectations. This include new national and international regulations, increased public concerns as well as pressure from lobby groups, regulators and investors for Companies to address and report on the impact of climate change risks in a meaningful manner.

The need to adapt or transition in response to climate change, including complying with new regulations and responding to increased stakeholder expectations, could result in increased compliance and operating costs as well as having other business impacts on production costs and capacity. Failure to adopt measures in the face of transition risks may also negatively impact the business and could lead to reduced investor confidence.

Risks related to government regulation

    Government policies in South Africa may adversely impact our operations and profits.

    The mining industry in South Africa is extensively regulated through legislation and regulations issued through the government’s administrative bodies. These involve directives in respect of health and safety, water usage, the mining and exploration of minerals and managing the impact of mining operations on the environment. A variety of permits and authorities are required to mine lawfully, and the government enforces its regulations through the various government departments. Lack of communication between government and regulators as well as ineffective regulators remains an issue that may increase the cost of compliance and obtaining permits. The formulation or implementation of government policies may be discretionary and unpredictable on certain issues, including changes in conditions for the issuance of licenses insofar as social and labor plans are concerned, transformation of the workplace, laws relating to mineral rights, ownership of mining assets and the rights to prospect and mine, additional taxes on the mining industry and in extreme cases, nationalization. A change in regulatory or government policies could adversely affect our business and may also result in increased project costs and potential delays.

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

    On September 27, 2018, the Broad-Based Socio-Economic Empowerment Charter for the Mining and Minerals Industry, 2018 (“Mining Charter 2018”) was published in Government Gazette No. 41934 of Government Notice No. 639 on September 27, 2018. Mining Charter 2018 requires, inter alia, an enduring 30% Black Economic Empowerment ("BEE") interest in respect of new mining rights. It also has extensive provisions in respect of Historically Disadvantaged Persons (“HDP”) representation at board and management, as well as provisions relating to local procurement of goods and services. The procurement target of the total spend on services from South African companies has been pegged at 80% (up from 70% in Mining Charter III) and 60% of the aggregate spend thereof must be apportioned to BEE entrepreneurs.

     In March 2019, the Mineral Council of South Africa brought an application in the High Court, Pretoria for a judicial review and setting aside of certain provisions in Mining Charter 2018.

    On September 21, 2021, the High Court of South Africa ruled that the Mining Charter 2018 is not binding subordinate legislation but an instrument of policy. This ruling affirmed that the Minister of Mineral Resources and Energy (“MRE Minister”) was not entitled to make law through the Mining Charter 2018 to require 30% HDP ownership for the renewal of existing mining rights. The MRE Minister confirmed that they will not appeal the ruling.

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

    Also, there is no guarantee that any steps DRDGOLD has already taken or might take in the future will ensure the retention of its existing mining rights, the successful renewal of its existing mining rights, the granting of applications for new mining rights or that the terms of renewals of its mining rights would not be significantly less favourable than the terms of its current mining rights. Any further adjustment to the ownership structure of DRDGOLD’s South African mining assets in order to meet the above mentioned requirements could have a material adverse effect on the value of DRDGOLD’s securities

    Refer to Item 4B. Business Overview – Governmental regulations and their effect on our business – The Broad Based Socio-Economic Empowerment Charter.

Government policies in South Africa may adversely impact our operations and profits related to financial provisioning for rehabilitation.

    An amendment to the MPRDA was first proposed in 2013. The amendment bill, if implemented, would have had a material adverse impact on the Group's estimated financial provisions for environmental remediation and management due to the proposed inclusion of historic and old mine dumps in the definition of “residue stockpiles” as well as the extension of the liability for rehabilitation beyond the issuance of a closure certificate and the requirement to maintain financial provision for closed sites within a period of 20 years after a site is closed. The MPRDA Amendment Bill was withdrawn in August 2018 by the MRE Minister, citing, amongst other things, the adequacy of the current MPRDA to deal with all regulatory matters pertaining to the mining and petroleum industries.

    Revised Financial Provisioning Regulations (“FPR”) were published on November 20, 2015, under the National Environmental Management Act, 107 of 1998 (“NEMA”) and became effective from the date of publication thereof. Proposed amendments to the FPRs were published for public comment GNR 1228 GG 41236 of November 10, 2017 (“Draft Regulations”), which seek to address some challenges relating to the implementation thereof. Under these FRPs to be implemented by the DMRE, existing environmental rehabilitation trust funds may only be used for post closure activities and may no longer be utilised for their intended purpose of concurrent and final rehabilitation and closure.

    Several further proposed amendments to the FPRs, (“Proposed Amendments”) were published subsequently. The latest Proposed Amendments were published in July 2022 which, inter alia, extends the compliance with these regulations to three months following the fiscal year end June 30, 2023.

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

    The Carbon Tax Act No 15 of 2019, or the CTA, came into effect from June 1, 2019. The CTA is based on the polluter-pays-principle and will be implemented across phases. The first phase ran from June 1, 2019 to December 31, 2022 and is applicable to scope 1 emitters. The first phase did not have a material financial impact on the Group. The second phase starting date was pushed from January 1, 2023 to January 2026. During the first phase, tax-free emission allowances ranging from 60 per cent to 95 per cent are available to emitters in this first phase. This includes a basic tax-free allowance of 60 per cent for all activities, a 10 per cent process and fugitive emissions allowance, a maximum 10 per cent allowance for companies that use carbon offsets to reduce their tax liability, a performance allowance of up to 5 per cent for companies that reduce the emissions intensity of their activities, a 5 per cent carbon budget allowance for complying with the reporting requirements and a maximum 10 per cent allowance for trade exposed sectors. The South African government indicated that a review of the impact of the carbon tax will be conducted before the second phase of the South African Carbon Tax Act is implemented.

Initially, the draft explanatory memorandum of the Taxation Laws Amendment Bill proposed that amendment to section 5(2) of the Carbon Tax Act to provide for the carbon tax rate adjustment by US$1, US$2 and US$3/ t CO2e for the 2023, 2024 and 2025 tax periods ending on 31 December using the average exchange rate as defined in the Income Tax Act. The rate will thereafter increase gradually to US$20t CO2e in 2026 and at least to US$30/t CO2e in 2030. However, after public consultation, it was decided that the increases would be rand-based due to the instability of the USD/rand exchange rate. Currently under phase 1 an amount of R159/t CO2e carbon tax is charged on scope 1 emissions. It remains unclear whether the scope will include scope 2 emissions which typically include indirect emissions from electricity consumption. Although the decarbonization of electricity as an energy supply must nevertheless be prioritized by both the country and industries at large to de-carbonize the economy, the increased proposed rates is expected to have an adverse impact on business.

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

    The National Treasury has proposed a prospective amendment to the preamble of section 15 of the ITA to limit the accelerated capital expenditure allowances applicable to taxpayers conducting mining operations to only those taxpayers that hold “a mining right as defined in section 1 of the Mineral and Petroleum Resources Development Act in respect of the mine where those mining operations are carried on”. In addition, in relation to section 36 of the ITA, the National Treasury has proposed an amendment to the heading in order to limit the application of the provisions in respect of the calculation of the redemption allowance and balance of unredeemed capital expenditure, to certain mining operations. It remains uncertain whether these proposed amendments will be promulgated.

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

    The South African Revenue Service (“SARS”) assesses capital expenditure when it is redeemed against taxable mining income rather than when it is incurred. A different interpretation by SARS could have an adverse effect on our business, operating results and financial condition.

    Since our South African labor force has substantial trade union participation, we face the risk of disruption from labor disputes and new South African labor laws.

    Labor costs are significant for Ergo, constituting 18% of Ergo’s production costs for fiscal year 2023 (2022: 18%). As of June 30, 2023, our Ergo operations provided full-time employment for 744 employees while our main service providers deployed an additional 1856 employees to our operations, of whom approximately 88% are members of trade unions or employee associations.

    Labor costs are significant for FWGR, constituting 20% of FWGR’s production costs for fiscal year 2023 (2022: 21%). As of June 30, 2023, our FWGR operations provided full-time employment for 153 employees while our main service providers deployed an additional 299 employees to our operations, of whom approximately 95% are members of trade unions or employee associations. We have entered into various agreements regulating wages and working conditions at our mines. Unreasonable wage demands could increase production costs to levels where our operations are no longer profitable. This could lead to accelerated mine closures and labor disruptions. We are also susceptible to strikes by workers from time to time, which result in disruptions to our mining operations.

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

    Labor unrest could affect production.

    During March 2022 to June 2022 there was strike action by staff at the Sibanye-Stillwater gold mines adjacent to FWGR. FWGR’s gold bars are smelted at Sibanye-Stillwater’s Driefontein plant. This resulted in Ergo having to smelt FWGR gold on their behalf. Such events at our operations or at our reclamation sites has in the past and could in future have an adverse effect on our business, operating results and financial condition.

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

South African law provides for exchange control regulations, which restrict the export of capital from South Africa, the Republic of Namibia, and the Kingdoms of Lesotho and Eswatini, known collectively as the Common Monetary Area (the “CMA”). The Exchange Control Department of the South African Reserve Bank, or SARB, is responsible for the administration of exchange control regulations. In particular, South African companies:
•are generally not permitted to export capital from South Africa or to hold foreign currency without the approval of the SARB;
•are generally required to repatriate, to South Africa, profits of foreign operations; and
•are limited in their ability to utilize profits of one foreign business to finance operations of a different foreign business.

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

Moreover, it may not be possible for you to enforce against us or the members of our board of directors and executive officers’ judgments obtained in courts outside South Africa, including the United States, based on the civil liability provisions of the securities laws of those countries, including those of the United States. A foreign judgment is not directly enforceable in South Africa, but constitutes a cause of action which will be enforced by South African courts provided that:

•the court which pronounced the judgment had jurisdiction to entertain the case according to the principles recognized by South African law with reference to the jurisdiction of foreign courts;
18

•the judgment is final and conclusive (that is, it cannot be altered by the court which pronounced it);
•the judgment has not lapsed;
•the recognition and enforcement of the judgment by South African courts would not be contrary to public policy, including observance of the rules of natural justice which require that no award is enforceable unless the defendant was duly served with documents initiating proceedings, that he was given a fair opportunity to be heard and that he enjoyed the right to be legally represented in a free and fair trial before an impartial tribunal;
•the judgment was not obtained by fraudulent means;
•the judgment does not involve the enforcement of a penal or revenue law; and
•the enforcement of the judgment is not otherwise precluded by the provisions of the Protection of Business Act, 1978 (as amended), of South Africa.

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

19

    Our shares and/or related instruments trade on the Johannesburg Stock Exchange (“JSE”), the New York Stock Exchange and the A2X.

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

    Our operations primarily consist of Ergo and FWGR. Our Ergo operations include the historic Crown operations (which were restructured into Ergo during fiscal year 2012 and have substantially been rehabilitated as at the end of fiscal year 2018). East Rand Proprietary Mines Limited's (“ERPM”) underground mining infrastructure was under care and maintenance up to this reporting date. The decommissioning and rehabilitation of the last remaining underground mining infrastructure was completed in fiscal year 2021.

ERGO

    Ergo was formed in June 2007. Ergo is the surface tailings retreatment operation which consists of what was historically the Crown Gold Recoveries Proprietary Limited (“Crown”), ERPM Cason Dump operation and the Ergo Gold business units. On July 1, 2012, Ergo acquired the mining assets and certain liabilities of Crown and all the surface assets and liabilities of ERPM as part of the restructuring of our surface operations.

    Capital expenditure for the Ergo projects is mainly financed through operational cash flows while financing for significant growth projects may be obtained through specific financing arrangements, if required.

Brakpan/Withok TSF final life design

    The Brakpan/Withok final life design is the engineering design that ultimately brings the tailings storage facility to its finality in terms of extent, operation, rehabilitation and management. The implemented final design would result in alignments with the Global Industry Standard on Tailings Management (“GISTM”) and regulatory bodies, increase deposition capacity, improve operation/management and bring about the sustainable closure of the facility.

Updated designs for the final stage of the Brakpan/Withok TSF are being reviewed, in anticipation of submission to the DWAS Dam Safety Office by the end of fiscal year 2024. The final life design will include the build of a synthetic barrier system in place for ground water protection. The Ergo life of mine is 19 years.

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

The assets acquired were to be developed in two phases – Phase 1 and Phase 2.

FWGR Phase 1

Phase 1 involved the reclamation of the Driefontein 5 dump through a reconfigured Driefontein 2 plant and deposition onto the Driefontein 4 tailings storage facility. The Driefontein 4 tailings storage facility was an upstream day-wall dam with a capacity of approximately 200,000 tonnes per month. In order to increase the deposition capacity to 500 000 tonnes per month, the conversion of this dam to cyclone deposition commenced in fiscal year 2019. The conversion has been completed and this allows a deposition capacity of 500,000 tonnes per month until at least the end of calendar year 2026.

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

Phase 2 initially included the construction of a new Central Processing Plant (“CPP”) with a capacity of between 1.2 to 2.4 million tonnes per month and the equipping of the required reclamation sites and pipeline infrastructure to supply the relevant resources to the CPP. A decision was made for the expansion of DP2 rather than the construction of the CPP. The capital spent on final design work for the CPP, is also applicable to the expansion of DP2.

Phase 2 also includes the construction of a new RTSF, that we believe is necessary in order to develop FWGR as envisaged by management, the new RTSF is expected to be capable of processing 2.4 million tonnes per month with a maximum capacity of approximately 800 million tonnes. Delays in obtaining regulatory approval have affected the previously reported expected dates of the construction. An amended design of the RTSF was submitted to the Department of Water and Sanitation during FY2023. The amended design includes the build of a synthetic barrier system in place for ground water protection and a combined centre line/downstream dam wall in the early stages of the facility.

The Definitive Feasibility Study (“DFS”) for Phase 2 was completed in the 3rd quarter of fiscal year 2021 and the project was found to be economically viable in a number of scenarios.
We engaged an external consultant, Sound Mining (consultants to the mining industry specializing in surface and underground operations) to perform an independent review of the available information and studies that have been performed regarding the Phase 2 expansion project. These included:
•DFS performed by DRA Global (“DRA”) (An engineering consulting company) regarding the construction of the CPP and related pumping and pipeline infrastructure;
•Detail design of a new RTSF performed by Beric Robinson (engineer of record) and related capital costing performed by DRA;
•Reviews of the explorations data base, Mineral Resource and Reserve estimates of FWGR assets and other future potential assets such as battery metals, uranium and other gold West Rand metal resources;
•Legal tenure, permitting, environmental and compliance status; and
•Economic analysis of the projects.

Based on currently available information, the Company believes that there are no material technical or geo-metallurgical risks that could significantly impact the production forecasts.

Risks associated with the Phase 2 project include obtaining regulatory approval of the amended design of the RTSF, which was submitted to the DWAS. Delays in obtaining such regulatory approval may have an adverse impact on the project timeline and capital cost estimate. We engaged the services of an external expert to assist us with engaging with the DWAS and these discussions are currently ongoing. Presentations were conducted to provide the regulator with the technical and scientific reasons for the changes to the design of the RTSF. It is anticipated that construction of the RTSF will commence in second half fiscal year 2024, dependent on regulatory approval. The plant construction is anticipated to commence 6 to 9 months later.

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

DRDGOLD’s long-term goal is to extract as much gold from its assets as possible, in a sustainable and economically viable manner. To a large extent this depends on how effectively it continues to manage its capitals. DRDGOLD uses sustainable development to direct its strategic thinking. We seek sustainable benefits in respect to financial, manufactured, natural, social and human capitals, each of which is essential to our operations. Our mining operations are dependent on electrical power supplied by Eskom. Due to insufficient generating capacity, South Africa has faced significant disruptions in electricity supply in the past and we have occasionally suffered power outages or shortages as a result. Such power outages or shortages may lead to interruptions in our production. To help address these potential shortages and avoid the potential impact that insufficient electricity supplies may have on our mining operations, we have moved forward with our Solar Plant to reduce our reliance on Eskom and the future cost of electricity. Please see “Item 4D. Property, Plant and Equipment – Capital Expenditure - Ergo” and “Item 18. Financial Statements – Note 24 – Payments made under protest” for further discussion related to shortages in electricity.

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

    During the fiscal years presented in this Annual Report, all of our operations took place in one geographic region, namely South Africa. For a breakdown of revenue by operation, please see "Item 18. Financial Statements – Note 23 – Operating Segments."

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

Gold Market

    The gold market is relatively liquid compared to other commodity markets, and the price of gold is quoted in US dollars. Physical demand for gold is primarily for manufacturing purposes, and gold is traded on a world-wide basis. Refined gold has a variety of uses, including jewelry, electronics, dentistry, decorations, medals and official coins. In addition, central banks, financial institutions and private individuals buy, sell and hold gold bullion as an investment and as a store of value.

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

Although the impact of the COVID-19 pandemic has reduced and gold prices have marginally decreased, the average gold price for fiscal year 2023 remained high due to continued economic uncertainty as the global economies attempt to recover from all the after effects of COVID-19 and the conflict in Ukraine, as well as rapidly rising inflation. In addition, we were impacted by movements in the exchange rate of the rand against the dollar as described below.

We generally take full exposure to the US dollar spot price of gold and rand/dollar exchange rate. The higher the gold price, the higher our profit margin and vice versa, subject to exchange rate fluctuations.

The average gold spot price decreased by 0.2% from $1,834 per ounce to $1,831 per ounce during fiscal year 2023 after having decreased by 1% from $1,850 per ounce to $1,834 per ounce during the fiscal year 2022 and having increased by 18% from $1,562 per ounce to $1,850 per ounce during the fiscal year 2021. As a result, the average gold price received by us in rands for fiscal year 2023 increased by 16% to R1,041,102 per kg compared to the previous year at R894,409 per kg and for fiscal year 2022 decreased by 3% to R894,409 per kg compared to the previous year at R917,996 per kg. The increase in the gold price received contributed to a 7% increase in our total revenue for fiscal year 2023 amounting to R5,496.3 million (2022: R5,118.5 million and 2021: R5,269.0 million). All our revenue is generated from our operations in South Africa.

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

    Until April 11, 2022, all gold we produced was sold on our behalf by Rand Refinery Proprietary Limited (Rand Refinery) in accordance with a refining agreement entered into in October 2001 and updated in July 2018. The sales price was fixed at the London afternoon fixed dollar price on the day the gold was delivered to the buyer. Before November 2020, the dollar proceeds sold were remitted to us within two days at which date the dollars were sold. Since November 2020 up to April 11, 2022, the dollars are also sold on the day the gold is delivered to the buyer. After April 11, 2022, gold is sold directly to South African Bullion banks after being refined to the required purity by Rand Refinery. The Group recognizes revenue from the sale of gold at a point in time when the gold is delivered to the South African Bullion bank on an agreed upon date, gold price and exchange rate. The gold bars which we produce consist of approximately 85% gold, 7-8% silver and the remaining balance comprises copper and other common elements. The gold bars are sent to Rand Refinery for assaying and final refining where the gold is purified to 99.9% and cast into troy ounce bars of varying weights. In exchange for this service, we pay Rand Refinery a variable refining fee and administration fees and up to April 11, 2022, a fixed marketing charge. We own 11.3% (fiscal year 2022 and 2021: 11.3%) of Rand Refinery.

Governmental regulations and their effects on our business

Common Law Mineral Rights and Statutory Mining Rights

    Prior to the introduction of the Minerals and Petroleum Resources Development Act, or MPRDA in 2002, ownership in mineral rights in South Africa could be acquired through the common law or by statute. With effect from May 1, 2004, all minerals have been placed under the custodianship of the South African government under the provisions of the MPRDA and old order proprietary rights were required to be converted to new order rights of use within certain prescribed periods, as dealt with in more detail below. Mine dumps created before the MPRDA became lawful outside of the MPRDA and do not require a mining license to be processed nor do they require the extensive rehabilitation and closure guarantees that are a feature of the MPRDA. Many of the activities to re-process a mine dump do fall under the provisions of the National Environmental Management Act though, which requires at it most basic the compilation and submission of an Environmental Impact Assessment.

Conversion and renewal of Rights under the Mineral and Petroleum Resources Development Act, 2002

    Existing old order rights were required to be converted into new order rights in order to ensure exclusive access to the mineral for which rights existed at the time of the enactment of the MPRDA. In respect of used old order mining rights, the DMRE is obliged to convert the rights if the applicant complies with certain statutory criteria. These include the submission of a mining works program, demonstrable technical and financial capability to give effect to the program, provision for environmental management and rehabilitation, and compliance with certain black economic empowerment criteria and an adequate social and labor plan. These applications had to be submitted within five years after the promulgation of the MPRDA on May 1, 2004. Similar procedures apply where we hold prospecting rights and a prospecting permit and conduct prospecting operations. Under the MPRDA mining rights are not perpetual. Upon being granted by the Minister of Mineral Resources and Energy, through the ambit of the DMRE, they remain valid for a fixed period, namely a maximum period of thirty years, after which they may be renewed for a further period of thirty years. Prospecting rights are limited to a maximum period of five years, with one further period of renewal of three years. Applications for conversion of our old order rights were submitted to the DMRE within the requisite time periods. As at June 30, 2023 and September 30, 2023 respectively, all of our Ergo operation’s old order mining rights have been converted into new order rights in terms of the MPRDA and applications to renew the converted new order mining rights have been lodged timeously.

The Broad-Based Socio-Economic Empowerment Charter

    In order to promote broad based participation in mining revenue, the MPRDA provides for a Mining Charter to be developed by the MRE Minister within six months of commencement of the MPRDA beginning May 1, 2004 and was subsequently amended in September 2010. It is used as an instrument to achieve mutually symbiotic sustainable growth and broad based and meaningful transformation of the mining and mineral industry.

The Mining Charter sets certain goals on equity participation (amount of equity participation and time frames) by historically disadvantaged South Africans of South African mining assets. It recommends that these are achieved by, among other methods, disposal of assets by mining companies to historically disadvantaged persons on a willing seller, willing buyer basis at fair market value. The goals set by the Mining Charter require each mining company to achieve 15 percent ownership by historically disadvantaged South Africans of its South African mining assets within five years and 26 percent ownership by May 1, 2014. It also sets out guidelines and goals in respect of employment equity at management level with a view to achieving 40 percent participation by historically disadvantaged persons in management and ten percent participation by women in the mining industry, each within five years from May 1, 2004. Compliance with these objectives is measured on the weighted average “scorecard” approach in accordance with a scorecard which was first published around August 2010. In April 2018, judgment was handed down by the Gauteng Division of the High Court in Pretoria against a provision in the 2010 Mining Charter regarding the “once empowered always empowered” principle.” This principle refers to whether a mining company, after the exit of a Black partner that held a stake in the company consequent to a result of a BEE transaction, continues to be BEE compliant. The judgment was appealed by the DMRE. The DMRE in August 2020, withdrew their notice to appeal to the Supreme Court of Appeal in respect of the judgment issued in April 2018 by the Pretoria High Court.

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

    On June 15, 2017, the Reviewed Broad-Based Black Economic Empowerment Charter for the South African Mining and Minerals Industry, 2017 (“2017 Mining Charter”) was published in the Government Gazette No. 40923 of Government Notice.581. The publication of the charter was met with widespread criticism and on June 26, 2017 the Minerals Council of South Africa (previously Chamber of Mines of South Africa), applied to the Gauteng Local Division of the High Court of South Africa, Johannesburg for an urgent interdict to prevent the charter from implementation.

Key provisions included:

•50% Black ownership for new prospecting rights;
•30% Black ownership for mining rights (up to 11% offset for local beneficiation)
    •    For new mining rights to be issued, the provision for 1% of Earnings Before Interest, Taxes, Depreciation and Amortisation (“EBITDA”) is paid to communities and employees as a trickle dividend from the sixth year of a mining right until dividends are declared or at any point in a 12-month period where dividends are not declared

        On February 2016, The President of South Africa announced that a new mining charter would be developed and will follow a process which includes all stakeholders. The Minerals Council of South Africa subsequently postponed its court application in respect of the 2017 Mining Charter.

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

    Subsequently, several notable developments have occurred:

     In March 2019, the Mineral Council of South Africa brought an application in the Gauteng Division of the High Court for a judicial review and setting aside of certain provisions in Mining Charter 2018.

    In June 2020, the same court ordered the Minerals Council of South Africa to join parties representing communities, trade unions and BEE entrepreneurs as a prerequisite to the continuation of the lawsuit, as they have a direct and substantial interest in the outcome of the litigation.

    On September 21, 2021, the Gauteng Division of the High Court ruled that Mining Charter 2018 is not binding subordinate legislation but an instrument of policy. This ruling affirmed that the MRE Minister was not entitled to make law through the Mining Charter 2018 to require 30% HDP ownership for the renewal of existing mining rights.

    On November 23, 2021, the MRE Minister confirmed that the MRE Ministery will not appeal the ruling made by the Gauteng Division of the High Court of South Africa.

Mine Health and Safety Regulation

    The South African Mine Health and Safety Act, 1996 (as amended), or the Mine Health and Safety Act (“MHSA”), came into effect in January 1997. The principal objective of the MHSA is to improve health and safety at South African mines by inter alia, providing for effective monitoring of health and safety conditions and the enforcement of health and safety measures at our mines. To this end, the MHSA imposes various duties on us at our mines and grants the authorities broad powers to, among other things, close unsafe mines and order corrective action relating to health and safety matters. In the event of any future accidents at any of our mines, regulatory authorities could take steps which could increase our costs and/or reduce our production capacity. The Act was amended in 2009 and the amendments to the Act dealt with inter alia the stoppage of production and increased punitive measures including increased financial fines and legal liability of mine management. Some of the more important provisions in the 2009 amendment bill are the insertion of section 50(7A) that places an obligation on an inspector to impose a prohibition on the further functioning of a site where a person’s death, serious injury, illness to a person or a health threatening occurrence has occurred; a new section 86A(1) creating a new offence for any person who contravenes or fails to comply with the provisions of the MHSA thereby causing a person’s death, serious injury or illness to a person. Subsection (3) further provides that (a) the “fact that the person issued instructions prohibiting the performance or an omission is not in itself sufficient proof that all reasonable steps were taken to prevent the performance or omission”; and that (b) “the defense of ignorance or mistake by any person accused cannot be permitted”; or that (c) “the defense that the death of a person, injury, illness or endangerment was caused by the performance or an omission of any individual within the employ of the employer may not be admitted”; section 86A(2) creating an offence of vicarious liability for the employer where a Chief Executive Officer, manager, agent or employee of the employer committed an offence and the employer either connived at or permitted the performance or an omission by the Chief Executive Officer, manager, agent or employee concerned; or did not take all reasonable steps to prevent the performance or an omission. The maximum fines were also increased. Any owner convicted in terms of section 86 or 86A may be sentenced to “withdrawal or suspension of the permit” or to a fine of R3 million or a period of imprisonment not exceeding five years or to both such fine and imprisonment, while the maximum fines for other offences and for administrative fines have all been increased, with the highest being R1 million.

    Under the South African Compensation for Occupational Injuries and Diseases Act, 1993 (as amended), or COID Act, employers are required to contribute to a fund specifically created for the purpose of compensating employees or their dependents for disability or death arising in the course of their work. Employees who are incapacitated in the course of their work have no claim for compensation directly from the employer and must claim compensation from the COID Act fund. Employees are entitled to compensation without having to prove that the injury or disease was caused by negligence on the part of the employer, although if negligence is involved, increased compensation may be payable by this fund. The COID Act relieves employers of the prospect of costly damages but does not relieve employers from liability for negligent acts caused to third parties outside the scope of employment. In fiscal year 2023, we contributed approximately R6.1 million under the COID Act (2022: R5.9 million and 2021: R4.3 million) to a multi-employer industry fund administered by Rand Mutual Assurance Limited.

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

    Financial Provision for Rehabilitation

    We are required to make financial provision for the cost of mine closure and post-closure rehabilitation, including monitoring once the mining operations cease. This can be done through the use of rehabilitation trusts or through financial guarantees issued to the DMRE. During fiscal year 2022, a change in method was decided upon as providing for environmental rehabilitation from funding in a specific rehabilitation trust to financial guarantees which is an allowed method in terms of the National Environmental Management Act. The financial guarantees are issued through approved insurance products from Guardrisk Insurance Company Limited (“GICL”). All the required approvals for the change in method and transfer of the rehabilitation trust funds were obtained from the DMRE and a thorough consideration of tax and legal impacts were completed prior to the funds being transferred to GICL directly from the rehabilitation trust where the funds were previously held. As of June 30, 2023, we held a total of R630.6 million (2022: R589.8 million) in funds held in insurance instruments after the transfer, of R579.5 million from the rehabilitation trusts was completed in fiscal 2022. As at June 30, 2023 guarantees amounting to R951.8 million (2022: R614.0 million) were issued to the DMRE. As of June 30, 2023, subsequent to the transfer to GICL, the balance in the rehabilitation trust was R nil (2022: R nil million).

    The provision for environmental rehabilitation for the group was R562.1 million at June 30, 2023, compared to R517.7 million at June 30, 2022.

    New Financial Provisioning Regulations (“FPR”) were promulgated on November 20, 2015 under the National Environmental Management Act, 107 of 1998 (“NEMA”) by the Department of Forestry, Fisheries and the Environment (“DFFE”). Under the FPRs to be implemented by the DMRE, existing environmental rehabilitation trust funds, of which DRDGOLD has Rnil million, may be used only for post closure activities and may no longer be utilized for their intended purpose of concurrent and final rehabilitation on closure. As a result, new methods for provisions will have to be made for these activities.

    Several further proposed amendments to the FPRs, (“Proposed Amendments”) were published subsequently. The latest Proposed Amendments were published in August 2021 which, inter alia, extends the compliance with these regulations to three months following the fiscal year end June 30, 2023.

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
4C. ORGANIZATIONAL STRUCTURE

    The following chart shows our principal subsidiaries as of June 30, 2023 and as of September 30, 2023 respectively. All of our subsidiaries are incorporated in South Africa. Our voting interest in each of our subsidiaries are equal to our ownership interests. We hold the majority of our subsidiaries directly or indirectly as indicated below. Refer to Exhibit 8.1 for a list of our significant subsidiaries.

1    Sibanye Gold Proprietary Limited trading as Sibanye-Stillwater.
2    Includes shareholding by subsidiary, EMO of 0.45% and shareholding by directors of the Company of 0.15%. Such shareholding is classified as non-public.
Ergo was previously owned by Ergo Mining Operations (Proprietary) Limited (EMO). EMO was 74% owned by DRDGOLD Limited and 26% by our broad-based black economic empowerment (BBBEE) partners – Khumo Gold SPV Proprietary Limited (Khumo) and the DRDSA Empowerment Trust. In FY2015, an agreement with our BBBEE partners entailing a roll-up of shareholding included the substitution of their 26% shareholding in EMO for 8.1% and 2.4% shareholding in DRDGOLD Limited respectively. At 30 June 2023, Khumo and the DRDSA Empowerment Trust held nil shares in DRDGOLD.

25

4D. PROPERTY, PLANT AND EQUIPMENT

Description of Significant Subsidiaries' Properties and Mining Operations

Mineral Reserves and Mineral Resources summary disclosures

    The financial and technical assumptions underlying the Mineral Resources and Mineral Reserves estimations contained in this report and in the Technical Report Summary or Summaries (“TRSs”) included as exhibits in this report are current as at June 30, 2023, the period covered by each of the respective reports. Such assumptions rely on various factors that may change after the reporting period, including as a result of operational reviews which the Company undertakes from time to time and when necessary. The TRSs which are filed as exhibits to this report in accordance with Item 601(86) and Item 1300 of Regulation S-K have been prepared by the Qualified Persons named therein'.
    In South Africa, we are legally required to publicly report Mineral Reserves and Mineral Resources in compliance with the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves, or SAMREC Code. South Africa is a member of CRIRSCO.

The following information is detailed for material properties of the Companies in Item 4D:
•History of operations
•Summary of operations
•Properties and location
•Geology
•Mining method
•Mineral Processing and Recovery Methods
•Infrastructure
•Exploration
•Environmental and Closure Aspects
•Water usage and reduction in use of potable water
•Water pollution
•Environmental rehabilitation closure providing and funding
•Legal aspects and permitting
•Production
•Capital Expenditure
•Risks inherent in estimates

History of operations

    For a detailed review of the history of the operations, refer to Item 4A. History and development of the Company.

Summary of operations

    DRDGOLD owns 100% of Ergo and 100% of FWGR. Both are managed surface tailings retreatment operations producing gold. Ergo operates across central and east Johannesburg, within the Gauteng Province and FWGR in Carletonville on the far West Rand of the Gauteng Province. In order to improve synergies, effect cost savings and establish a simpler group structure, DRDGOLD restructured the Group’s surface operations (Crown, ERPM’s Cason Dump surface operation and ErgoGold) into Ergo with effect from July 1, 2012. On July 31, 2018, DRDGOLD acquired WRTRP Assets, which are surface gold processing assets and tailing storage facilities associated with Sibanye-Stillwater’s WRTRP, and subsequently renamed it FWGR.

    DRDGOLD also owns 100% ERPM. In December 2018, ERPM concluded revised agreements to dispose certain of its underground assets to OroTree Limited (“OroTree”) which included the disposal of ERPM’s underground mining and prospecting rights. Underground mining infrastructure was not sold. ERPM’s underground gold mining infrastructure is under care and maintenance.

    At June 30, 2023, Ergo employed 744 full-time employees. In addition, specialist service providers deployed a further 1856 employees to our operations bringing the total number of in-house and outsourced employees to 2,600 at June 30, 2023 (at June 30, 2022: 2,440; at June 30, 2021: 2,266). At June 30, 2023, FWGR employed 153 full-time employees. In addition, specialist service providers deployed a further 299 employees to our operations bringing the total number of in-house and outsourced employees to 452 at June 30, 2023 (at June 30, 2022: 491; at June 30, 2021: 497).

DRDGOLD has numerous Surface, Mining and Prospecting Rights and ownership of the surface rights and mine dumps vests in various legal entities. All required operating permit and licenses have been obtained and are in good standing with the regulators. More detailed information on the various properties mineral tile can be found under the “Legal aspects and permitting” here below.

25

Below is geographical representation of the location on Ergo and FWGR within South Africa:

Legend
ERGO
FWGR
GAUTENG PROVINCE
SOUTH AFRICA
Pretoria
Bronkhorstspruit
Magaliesburg
Johannesburg
Springs
Soweto
Brakpan
Germiston
Carletonville
Vereeniging
Vanderbijlpark

Summary of production

The following table sets out aggregate production for Ergo and FWGR for the last three fiscal years:
Total aggregate gold production	2023	2022	2021

Gold produced (ounces)	169,820	183,902	183,999
26

DRDGOLD's summary Mineral Resources (Exclusive of Mineral Reserves) are set forth in the tables below:
Mineral Resources (Exclusive of Mineral Reserves) as of June 30, 2023
	Measured Resources				Indicated Resources				Inferred Resources				Total
	Tons	Grade	Gold Content		Tons	Grade	Gold Content		Tons	Grade	Gold Content		Tons	Grade	Gold Content
	(mill)	(g/tonne)	('m ozs)	(tonnes)	(mill)	(g/tonne)	('m ozs)	(tonnes)	(mill)	(g/tonne)	('m ozs)	(tonnes)	(mill)	(g/tonne)	('m ozs)	(tonnes)

Ergo	66.04	0.26	0.55	17.17	375.41	0.25	3.06	93.85	21.32	0.24	0.16	5.12	462.77	0.27	3.77	116.14
FWGR [1]	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total	66.04	0.26	0.55	17.17	375.41	0.25	3.06	93.85	21.32	0.24	0.16	5.12	462.77	0.27	3.77	116.14

[1] Mineral Resources when stated exclusive of Mineral Reserves amount to zero for FWGR, because all of the Mineral Resources will be exploited and converted to Mineral Reserves
[2] For the fiscal year ended June 30, 2023, Mineral Resources increased by approximately 1% (2022: 3.73m ozs). The increase in Mineral Resources resulted from updated survey results.
Notes:
The figures contained in the tables are rounded, which may result in minor computational discrepancies which are not deemed to be significant.
Mineral Resources have been reported in accordance with the classification criteria of Subpart 1300 of Regulation S-K.
These Mineral Resources are stated inclusive of Mineral Reserves
In situ Mineral Resource estimate reported according to S-K 1300 requirements
No geological losses applied

DRDGOLD's summary Mineral Reserves are set forth in the tables below:
Mineral Reserves as of June 30, 2023
	Proved Reserves				Probable Reserves				Total Reserves
	Tons	Grade	Gold Content		Tons	Grade	Gold Content		Tons	Grade	Gold Content
	(mill)	(g/tonne)	('m ozs)	(tonnes)	(mill)	(g/tonne)	('m ozs)	(tonnes)	(mill)	(g/tonne)	('m ozs)	(tonnes)

Ergo	185.29	0.31	1.85	57.44	196.17	0.25	1.60	49.04	381.46	0.28	3.45	106.48
FWGR	208.99	0.33	2.20	68.58	12.88	0.33	0.14	4.24	221.87	0.33	2.34	72.83
Total	394.28	0.32	4.05	126.02	209.05	0.25	1.74	53.28	603.33	0.30	5.79	179.30

Notes:
The figures contained in the tables are rounded, which may result in minor computational discrepancies which are not deemed to be significant.
The Mineral Reserves constitute the feed to the gold plants
The Mineral Reserves are stated at a price of ZAR1,081,261/kg
The input studies are to a PFS level of accuracy
No mining losses or dilution has been applied in the conversion process nor has a mine call factor been applied.
Tons and grade Run-of-Mine (RoM) as delivered to the plant
The Mineral Reserve estimates contained herein may be subject to legal, political, environmental or other risks that could materially affect the potential development of such Mineral Reserves

27

Properties and location

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

    The City Deep operation is located on the West Wits line within the Central Goldfields of the Witwatersrand Basin, approximately 3 miles (5 kilometers) south-east of the Johannesburg central business district in the province of Gauteng. Access is via the Heidelberg Road on the M2 Johannesburg-Germiston motorway. The City Deep plant continues to operate as a pump/milling station feeding the metallurgical plant.

    The Knights operation is located at Stanley and Knights Road Germiston off the R29 Main Reef Road. The Knights plant was reconfigured from an operating metallurgical plant to operate as a pump/milling station from April 1, 2023.

As of June 30, 2023 and September 30, 2023, no material encumbrances exist on Ergo's property.

As of June 30, 2023, the net book value of Ergo’s mining assets was R2,419.1 million (2022: R1,707.0 million).

Below is a geographical representation of the location of individual material properties of Ergo and FWGR:

    FWGR’s assets consists of the currently operational Driefontein 2 plant (“DP2”), Driefontein 3 plant (“DP3”), Driefontein 4 TSF which is a current active tailings deposition facility, pilot plant, which is a moveable LogiProc pilot plant established to test the processes, techniques and assumptions made in the definitive level design of the full scale retreatment of dumps. FWGR currently own six tailings storage facilities on the West Rand between Roodepoort and Carletonville, approximately 70km South West of Johannesburg (Figure A).

    There are an additional four TSFs which will be transferred from Sibanye-Stillwater to FWGR once no longer required by the existing operations (Available TSFs). These are Driefontein 1, and 2, Kloof 2 and Leeudoorn. Numerous other TSFs are potentially available in the area for future reclamation. FWGR also owns land on which the Central Processing Plant (“CPP”) and RTSF and the return water dam were originally planned to be built.

As of June 30, 2023, and September 30, 2023, no material encumbrances exist on FWGR's property.

    At June 30, 2023, the net book value of FWGR’s mining assets was R1,464.3 million (2022: R1,340.6 million).

Surface reclamation operations including the treatment of sand from ERPM’s Cason Dump, was conducted through the Knights metallurgical plant, tailings deposition facilities and associated facilities until ERPM’s surface mining assets were transferred to Ergo as part of the restructuring which took place on July 1, 2012.

As of June 30, 2023, and September 30, 2023, no encumbrances exist on ERPM's property.

At June 30, 2023, the net book value of ERPM’s mining assets was zero (2022: zero).

Geology

    DRDGOLD’s surface deposits are the residue (“tailings”) of the mining and metallurgical process recovery of gold and uranium ores of the gold bearing late Archaean (2.7Ga to 3.2Ga) Witwatersrand sedimentary basin. The Witwatersrand Basin is the largest gold bearing metallogenic province globally and is unconformably overlain by units of the Ventersdorp Supergroup (~2.7Ga), the Transvaal Supergroup (~2.6Ga), and the Karoo Supergroup (~280Ma).

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

No selective mining takes place on a dump with the entire TSF being processed. This is due to the following:
•No place exists on mining sites to dump below cut-off grade material;
•The mining method is not conducive to selective mining; and
•The operation is also a rehabilitation exercise, and all mineralized material must be removed from the site, and it is, therefore, economically beneficial to process all material, even low-grade material.
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

Mineral Processing and Recovery Methods

    Our metallurgical plants use carbon-in-leach (“CIL”) metallurgical processes to recover gold from slurry.

The surface sources have generally undergone a complex depositional history resulting in grade variations associated with improvements in plant recovery over the period the material was deposited. At Ergo, our gold producing metallurgical plant, we have an installed capacity to treat approximately 25 million tons of material per year based on 92% availability and are fully operational. All of the plants have undergone various modifications during recent years resulting in significant changes to the processing circuits. The City Deep plant continues to operate as a pump/milling station feeding the metallurgical plants. At FWGR, DP2 has a installed capacity to treat approximately 7.2 million tons of material per year.

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

    Knights Plant: Commissioned in 1988, this surface/underground plant comprises a circuit including screening, primary cycloning, milling in closed circuit with hydrocyclones, thickening, oxygen preconditioning, CIL, elution, electro-winning and smelting to doré. The Knights plant, although historically part of the Crown operation, is located further east and considerably closer to the Brakpan/Withok TSF. Due to the location of the Knights plant it deposits waste on the Brakpan/Withok TSF. The Knights plant has an installed capacity to treat an estimated 3.6Mt per year. During fiscal year 2023 the Knights plant was reconfigured to operate as a milling and pump station and feeds material to the Ergo plant.

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

    Ergo currently uses the Brakpan/Withok tailings facility as deposition facility, and FWGR, the Driefontein 4 TSF. Ergo requires the implementation of the final design of the Brakpan/Withok TSF to receive an additional 430Mt in order to deliver into its life of mine. FWGR requires the RTSF to ensure adequate storage facilities for the long-term deposition of all tailings arising from FWGR operations.

     Designs for the final life stage of the Brakpan/Withok TSF are being reviewed and we are seeking to obtain the last regulatory approval for the final life design of the Brakpan/Withok TSF. Construction of a RTSF is scheduled to commence during the first half of the 2024 calendar year, with a depositional capacity of 600ktpm available in the second half of 2026, increasing to 1.2Mtpm in 2027. The Sibanye-Stillwater Leeudoorn tailings storage facility is evaluated as a viable interim alternative to the RTSF, should the timing of the RTSF construction be delayed, the Leeudoorn TSF, which is owned by Sibanye, can be made available to FWGR until such a time that the RTSF can accommodate new arisings. The RTSF will have sufficient storage capacity to also accommodate new arisings at a rate of 1.2Mtpm from the mining of available TSFs in the area well into the future.

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

Exploration

    Exploration and development activity at Ergo involves the drilling of surface dumps and evaluating the potential gold bearing surface material in the determination of its Mineral Resources and Mineral Reserves. These exploration programmes comprise:
•surveying to determine physical dimensions and volumes;
•auger or reverse circulation drilling programs to permit sampling for gold content and mapping of the gold distribution;
•metallurgical and flow sheet development test work; and
•tailings toxicity tests and specific gravity determination.

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

The Group actively manages and monitors the consumption of natural resources (including potable water and energy) at monthly and weekly meetings. This entails the analysis of trends to identify excess use and discuss various focus areas to ensure responsible natural resource usage. The major environmental risks are associated with dust from various reclamation sites, and effective management of relocated process material on certain tailings facilities. At Ergo, Municipal infrastructure as well as commercial and residential developments have encroached towards the Ergo operation.

The impact of nuisance dust fallout on the surrounding environment and community is addressed through a comprehensive monitoring network including appropriate community involvement. The monitoring reports are sent to regulators, municipalities, and interested and affected parties. For a residential zoned monitoring bucket, an exceedance is defined as above the dust limit of 600mg/m2/day. For a non-residential zoned monitoring bucket, an exceedance is defined as above the dust limit of 1200mg/m2/day.

Mitigation measures include environmentally friendly dust suppressants applied to high impact areas, active wetting of access roads by water bowsers, and a network of high velocity sprayers on our active TSFs. In the long-term, dust suppression and water pollution is managed through a program of progressive vegetation of the tailings followed by the application of lime, to reduce the natural acidic conditions, and fertilizer to assist in the growth of vegetation planted on the tailings facility.

Water usage and reduction in use of potable water

    The primary uses for water are in the plants and hydro-mining for the various TSFs. Ergo constructed a central water reticulation plant in 2017 to give it the ability to deliver water to all corners of the operation and return it through a fully integrated closed system. Between 60%- 70% of all process water make up at Ergo is drawn from the Brakpan/Withok TSF to various reclamation sites by way of return water columns. Another 15%-20% water is drawn from lakes and dams in the region in terms of the requisite extraction licenses. A further 6%-11% of process water top up needs are from treated underground acid mine drainage (“AMD”) drawn from Trans-Caledon Tunnel Authority (“TCTA”). DRDGOLD has the right to use up to 30 Ml of AMD water per day. Less than 1% of water is drawn from a wastewater treatment facility. Potable water is used only where the sensitivity of equipment requires it and for certain early stages of irrigation to settle in newly established vegetation on TSFs. At FWGR, all water harvested from Driefontein 4 TSF is used. This amounts to approximately 49% of process water requirements. The balance is made up from underground mine dewatering. Water use licenses are available for the pumping of water from underground workings at Kloof 10 shaft and Driefontein 10 shaft, and the consumption planned from these shafts will not exceed the pumping rates approved in the respective WULs. Potable water consumption is limited to drinking and change houses and flocculant make up for usage in the plant.

Water pollution

    A closed water system is designed to avoid having to treat water or having to discharge into surface water courses. Overflows of return water dams may, depending on their location, pollute surrounding streams and wetlands. Ergo and FWGR have an ongoing monitoring program to ensure that its water balances (in its reticulation system, on its tailings and its return water dams) are maintained at levels that are sensitive to the capacity of return water dams. Any water discharge is contained through paddocks on reclaimed sites, storm water run-off and water systems that pump rain or excess water into the system. Another possible source water discharge is attributed mainly to compromised or aging pipes that may cause leaks. An external expert continuously monitors pipelines to timeously identify water leaks to minimize water seepages. A comprehensive maintenance plan is in place to replace compromised pipelines.

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

While the ultimate amount of rehabilitation costs to be incurred is uncertain, we have estimated that the total cost for Ergo, in current monetary terms as at June 30, 2023 is approximately R444.2 million (2022: R414.4 million). As at June 30, 2023, a total of R141.9 million (2022: R132.8million) is held in insurance instruments in the Guardrisk Cell Captive, as security for financial guarantees issued for rehabilitation costs.

We have estimated that the total cost for FWGR, in current monetary terms as at June 30, 2023 is approximately R109.0 million (2022: R93.9 million). As at June 30, 2023, a total of R474.8 million (2022: R444.1 million) is held in insurance instruments in the Guardrisk Cell Captive, as security for financial guarantees issued for rehabilitation costs.

    We have estimated that as at June 30, 2023 the present discounted value of the total cost of rehabilitation for ERPM is approximately R9.0 million (2022: R9.3 million). A total of R13.9 million (2022: R51.6 million) is held in insurance instruments and is available for the settlement of these rehabilitation costs.

Legal aspects and permitting

Tailings storage facilities, in most instances, are considered movable and capable of being owned under the common law separately from land. As such, they are distinguishable from underground minerals, which can no longer be individually owned in South African but in respect of which the Department of Mineral Resources and Energy (DMRE) may issue Mining Rights in terms of the MPRDA of 2002 (MPRDA), as amended. The construct of the MPRDA caused the minerals in certain TSFs to therefore fall outside the regulatory reach of the MPRDA. The transitional arrangements of the MPRDA provided for existing operations, however, to convert old order rights (Mining Licenses held under the previous dispensation) to new order rights. Ergo successfully converted its old order licenses to Mining Rights and is seeking to consolidate them into a single mining right. In terms of reserves in TSFs over which are owned by common law and are not covered by a Mining right, Environmental and Waste Management Approvals are obtained from the DMRE for the retreatment of such TSFs.
For an exploration project, a prospecting right, valid for five years, is issued, and for a mining operation, a mining right is valid for up to 30 years, is issued. The prospecting right, which is conducted in terms of a Prospecting Work Program, is renewable for a further three years. The mining right is undertaken in terms of the Mining Works Program, Social and Labor Plan, and an approved Environmental

Management Program, which can be renewed for a further 30 years. A prospecting right or mining right may be cancelled or suspended subject to Section 47 of the MPRDA.

Mining Rights and Prospecting Rights held are listed under the Ergo Mining Proprietary Limited subsidiary. DRDGOLD has numerous Surface, Mining and Prospecting Rights and ownership of the surface rights and mine dumps vests in various legal entities.

Ergo is in the process of a consolidation of its mining rights and as such has applied to extend the mining period for a further 30 years through its consolidated mine works program. The period of 30 years is the maximum period allowable for a Mining Right renewal as detailed in the MPRDA, as amended. A mining right in respect of which an application for renewal has been lodged shall despite its expiry date remain in force until such time as such application has been granted or refused. Water use licenses are applied for as and when required to remain compliant with relevant legislation. Ergo complies with all the conditions for renewal and has no reason to believe that the submitted renewals would not be granted. Ergo is in constant communication with the DMRE and is submitting the required information as per their requests to finalize these renewal applications.

The Mineral Resources and Mineral Reserves held by FWGR were acquired from Sibanye Gold Proprietary Limited, a subsidiary of Sibanye-Stillwater Limited, in a transaction in which common law ownership was established over the various TSFs containing the said Mineral Resources and Mineral Reserves, and control was established by Sibanye-Stillwater over DRDGOLD. FWGR conducts its activities inter alia in accordance with Environmental Approvals (“EAs”) and the provisions of the Mine Health and Safety regulations. A Use and Access Agreement with Sibanye Gold articulates the various rights, permits and licenses held by Sibanye Gold in terms of which FWGR operates, pending the transfer to FWGR of those that are transferable.

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

Impediments on rights to mine

Grootvlei Complex

Ergo has a mining right over Grootvlei 6L14 dump via mining right GP158. Ergo's application for the renewal of its prospecting rights over Grootvlei dumps 6L16, 6L17 and 6L17A to the DMRE was granted in July 2022. During the 2023 financial year, an external party raised a conflicting claim of common law ownership of 6L16, 6L17 and 6L17A TSFs. Although the claim was on common law ownership and no attempt has been made to set aside the prospecting rights over the TSFs, the Grootvlei TSFs have been excluded from Mineral Reserves and the life of mine, and included in Mineral Resources.

Marievale Complex

Ergo has submitted a renewal application to the DMRE for the prospecting rights it holds over 7L4 TSF, which is still being considered by the DMRE. EBM Projects, the landowner of the majority of the freehold under 7L4 TSF and the common law owner of the TSF has been placed into liquidation. Prior to liquidation a draft agreement was in progress for the sale of the TSF to Ergo where it would undertake to:
•make a nominal payment;
•assume all environmental liabilities for the facility;
•suitably remove the TSF; and
•rehabilitate the land.

Ergo is continuing the discussions with the administrators responsible for the EBM Projects liquidation and is expecting to have this concluded in due course.

Ergo acquired the Marievale TSFs 7L5, 7L6 and 7L7 – in terms of a written notarial executed deed of sale during 2019 and took possession of the TSFs on 8 April 2019. It has since also obtained the requisite National Environmental Management Act, 1998 regulatory approvals to retreat the said TSFs.

During the fiscal year 2023, the owner of the land on which 7L5, 7L6 and 7L7 are situated – an estimated 36.5Mt out of the total 54.1Mt comprising the Marievale cluster – notified Ergo that in its view, the said TSFs had acceded to the land, and that it had become the owner of the TSFs. Ergo disputed the claim of legal title and referred the matter to arbitration as all ownership requirements were met when the TSFs were purchased by Ergo Following the lodging of legal proceedings, the parties settled the dispute and Ergo entered into a commercial arrangement with the land-owner whereby the landowner has renounced its entire right, title and interest in and to the TSFs in the favour of Ergo against payment of an agreed sum. The 7L4, 7L5, 7L6 and 7L7 TSFs have been classified as Mineral Reserves in fiscal year 2022 and fiscal year 2023.

Below is a graphical representation of the permits and licenses held within the Group:

Production

Ergo

    For fiscal year 2023, production decreased to 126,382 ounces from 133,618 ounces in fiscal year 2022 mainly due to the volume throughput that decreased from 22.1Mt to 17.3Mt as a result of increased load shedding, the depletion of high-volume reclamation sites and delays in commissioning new reclamation sites in fiscal year 2023. The impact of this decrease was offset by the increase in the average yield from 0.188g/t in fiscal year 2022 to 0.227g/t in fiscal year 2023.

    Cash operating costs decreased by $53 per ounce, or 4%, from $1,470 per ounce in fiscal year 2022 to $1,417 per ounce in fiscal year 2023 mainly due to the 17% weakening of the rand against the U.S. dollar which was offset by above inflationary increases in costs relating to reagents, diesel, electricity and security.

The following table details certain production and financial results of Ergo for the past three fiscal years.
	2023	2022	2021
Production (imperial)
Ore milled ('000 tons)	17,334	22,111	22,952
Recovered grade (oz/ton)	0.008	0.006	0.006
Gold produced (ounces)	126,382	133,618	137,059
Results of Operations
Revenue (R million)	4,108.6	3,704.9	3,943.0
Cost of sales (R million)	(3,320.2)	(3,141.8)	(2,871.0)
Cash operating costs (R million)[1]	(3,183.2)	(3,009.8)	(2,666.5)
Cash operating costs (R/kilogram)[1]	809,199	718,676	629,585
All-in sustaining costs (R/kilogram) [1]	895,741	826,891	704,503
All-in cost (R/kilogram) [1]	1,041,733	848,683	717,755
[1] Cash operating cost, cash operating costs per kilogram, all-in sustaining costs per kilogram and all-in costs per kilogram are financial measures of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations. These are all non-IFRS measures. For a reconciliation of these measures to the nearest IFRS measure see Item 5A.: “Operating Results - Reconciliation of cash cost per kilogram, all-in sustaining costs per kilogram and all-in costs per kilogram.”

FWGR

    For fiscal year 2023, production decreased to 43,435 ounces from 50,284 ounces produced in fiscal year 2022. The gold produced decreased due to decreased volume throughput from 6.1Mt in fiscal year 2022 to 5.7Mt in fiscal 2023 and a decrease in average yield from 0.257g/t in fiscal year 2022 to 0.237g/t in fiscal year 2023.

    Cash operating costs increased by $49 per ounce, or 8%, from $596 per ounce in fiscal year 2022 to $645 per ounce in fiscal year 2023 mainly due to an above inflationary increases in costs relating to reagents, diesel, electricity and security and the lower gold production.

The following table details certain production and financial results of FWGR for the past three fiscal years.
	2023	2022	2021
Production (imperial)
Ore milled ('000 tons)	5,698	6,078	6,159
Recovered grade (oz/ton)	0.008	0.008	0.008
Gold produced (ounces)	43,435	50,284	46,940
Results of Operations
Revenue (R million)	1,387.7	1,413.6	1,326.0
Cost of sales (R million)	(589.8)	(592.1)	(517.2)
Cash operating costs (R million)[1]	(504.9)	(454.0)	(406.2)
Cash operating costs (R/kilogram)[1]	368,206	291,302	276,174
All-in sustaining costs (R/kilogram) [1]	545,780	396,762	377,210
All-in cost (R/kilogram) [1]	550,717	422,540	400,829
[1] Cash operating cost, cash operating costs per kilogram, all-in sustaining costs per kilogram and all-in costs per kilogram are financial measures of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations. These are all non IFRS measures. For a reconciliation of these measures to the nearest IFRS measure see Item 5A.: “Operating Results - Reconciliation of cash cost per kilogram, all-in sustaining costs per kilogram and all-in costs per kilogram.”

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

Capital Expenditure

Ergo

    For a discussion of capital expenditures in fiscal years 2021, 2022 and 2023, see "Item 5.A. Operating and Financial Review and Prospects—Capital expenditure".

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

    During fiscal year 2023 capital was expended to commence with the development and construction of a solar power project, to reduce Ergo’s reliance on the Eskom grid and reduce its carbon footprint. A large percentage of the planned capital expenditure in fiscal year 2023 will be applied to complete the first phase of the project. The first phase of the project is expected to be completed in 2024 and phase two in November 2025.

FWGR

    FWGR appointed an engineering consulting company to undertake the definitive feasibility study and detailed design for the Phase 2 project. The available information was independently reviewed by an external consultant, Sound Mining Solution (Pty) Ltd. The project initially included the construction of a new CPP with a capacity of between 1.2 Mtpm to 2.4 Mtpm and the equipping of the required reclamation sites and pipeline infrastructure to supply the relevant resources to the CPP. Phase 2 also includes the construction of a new RTSF capable of accepting up to 2.4 Mtpm to a capacity of approximately 800Mt. The definitive feasibility study was concluded in the fiscal 2021 year and is subject to obtaining regulatory approvals on the amended design of the RTSF. Management considered alternative plans should the RTSF be delayed further, based on information at hand. The Sibanye-Stillwater Leeudoorn tailings storage facility was evaluated as a viable interim alternative to the RTSF whilst regulatory approvals are obtained. Furthermore, the expansion of DP2 to a 1.2Mt processing capacity per month has been planned using the same designs applicable to CPP.

    Capital expenditure related to material growth projects are financed on a project-by-project basis which may include bank facilities and existing cash resources. Sustaining capital expenditure is financed from cash generated from operations and existing cash resources.

Mineral Reserves and Mineral Resources Estimation

Mineral Resources

DRDGOLD's summary Mineral Resources (Exclusive of Mineral Reserves) are set forth in the tables below:
Mineral Resources (Exclusive of Mineral Reserves) as of June 30, 2023
	Measured Resources				Indicated Resources				Inferred Resources				Total
	Tons	Grade	Gold Content		Tons	Grade	Gold Content		Tons	Grade	Gold Content		Tons	Grade	Gold Content
	(mill)	(g/tonne)	('m ozs)	(tonnes)	(mill)	(g/tonne)	('m ozs)	(tonnes)	(mill)	(g/tonne)	('m ozs)	(tonnes)	(mill)	(g/tonne)	('m ozs)	(tonnes)

Ergo	66.04	0.26	0.55	17.17	375.41	0.25	3.06	93.85	21.32	0.24	0.16	5.12	462.77	0.27	3.77	116.14
FWGR [1]	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total	66.04	0.26	0.55	17.17	375.41	0.25	3.06	93.85	21.32	0.24	0.16	5.12	462.77	0.27	3.77	116.14

[1] Mineral Resources when stated exclusive of Mineral Reserves amount to zero for FWGR, because all of the Mineral Resources will be exploited and converted to Mineral Reserves
Notes:
The figures contained in the tables are rounded, which may result in minor computational discrepancies which are not deemed to be significant.
Mineral Resources have been reported in accordance with the classification criteria of Subpart 1300 of Regulation S-K.
These Mineral Resources are stated inclusive of Mineral Reserves
In situ Mineral Resource estimate reported according to S-K 1300 requirements
No geological losses applied

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

With respect to the Mineral Resources and Mineral Reserves, drilling takes place on a predetermined grid to ascertain the average grade (grade model), moisture, expected extraction factors and ultimate financial viability before mining begins. Sampling is done subject to quality control and assurance as prescribed.

Estimation methods vary depending on data distribution and statistics. A block model is generated and used to evaluate the potential for inclusion into a mine plan. The applied Mineral Resource classification is a function of the confidence of the entire process from surveying, drilling, sampling, assaying, geological understanding and/or geostatistical relationships. Mineral Resources is reported in situ.

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

ERGO	FWGR
Cut-off assumptions
Gold price (R)	1 081 261	1 081 261
Working cost (R/tonne)	101.99	97.08
Plant recovery (%)	41.00	53.00
Mine call factor (%)	100	100
Cut-off grade (g/t)	0.23	0.17

The Mineral Resource estimates for all the TSFs and a sand dump are declared as follows:
•The point of reference is in-situ. The TSFs or sand dumps themselves are the reference points;
•No geological or other losses were applied as all material is accessible and there are no geological structures;
•Mineral Resource Estimates are stated as both inclusive and exclusive of Mineral Reserves as defined in S-K 1300; and
•Mineral Resources are 100% attributable to DRDGOLD.

Mineral Reserves

DRDGOLD's summary Mineral Reserves are set forth in the tables below:
Mineral Reserves as of June 30, 2023
	Proved Reserves				Probable Reserves				Total Reserves
	Tons	Grade	Gold Content		Tons	Grade	Gold Content		Tons	Grade	Gold Content
	(mill)	(g/tonne)	('m ozs)	(tonnes)	(mill)	(g/tonne)	('m ozs)	(tonnes)	(mill)	(g/tonne)	('m ozs)	(tonnes)

Ergo	185.29	0.31	1.85	57.44	196.17	0.25	1.60	49.04	381.46	0.28	3.45	106.48
FWGR	208.99	0.33	2.20	68.58	12.88	0.33	0.14	4.24	221.87	0.33	2.34	72.83
Total	394.28	0.32	4.05	126.02	209.05	0.25	1.74	53.28	603.33	0.30	5.79	179.30

Notes:
The figures contained in the tables are rounded, which may result in minor computational discrepancies which are not deemed to be significant.
The Mineral Reserves constitute the feed to the gold plants
The Mineral Reserves are stated at a price of ZAR1,081,261/kg
The input studies are to a PFS level of accuracy
No mining losses or dilution has been applied in the conversion process nor has a mine call factor been applied.
Tons and grade Run-of-Mine (RoM) as delivered to the plant
The Mineral Reserve estimates contained herein may be subject to legal, political, environmental or other risks that could materially affect the potential development of such Mineral Reserves

Key parameters used in the determination of Mineral Reserves June 30, 2023
	Recovery	Mine call factor	Operating costs	Average cut-off grade
	%	%	R/t	g/t

Ergo	41	100	101.99	0.23
FWGR	53	100	97.08	0.17

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

Mineral Reserves changed in the past two fiscal years as follows:
•Mineral Reserves decreased from 6.04 million ounces at June 30, 2022, to 5.79 (a decrease of 4.1%) million ounces at June 30, 2023, mainly because of depletion through ongoing mining activities.
•Mineral Reserves increased from 5.35 million ounces at June 30, 2021, to 6.04 (an increase of 12.9%) million ounces at June 30, 2022, mainly because of Ergo’s Daggafontein TSF being reclassified to a Mineral Reserve which was in part offset through ongoing mining activities. This is despite the Grootvlei dumps being classified from a Mineral Reserve. Ergo also classified a number of its dumps from a Probable Mineral Reserve to a Proven Mineral Reserve, notably the Rooikraal TSF, 0.47Moz (56.76Mt @ 0.26g/t). Grootvlei Complex has been excluded from the life of mine and has been classified from a Mineral Reserve to a Mineral Resource due to land claims.

The life-of-mine for Ergo based on Proven and Probable Mineral Reserves S-K 1300 as at June 30, 2023, was 19 years (June 30, 2022: 19 years).

The life of mine for FWGR based on Proven and Probable Mineral Reserves under S-K 1300 as at June 30, 2023 was 18 years (June 30, 2022: 20 years).

The year on year Mineral Reserve reconciliation is shown below:

	Tonnes (Mt)	Grade Au (g/t)	Au Ounces (Moz)
Mineral Reserves as at June 30, 2022	622.37	0.30	6.04
Depletion of Mineral Reserves – Ergo	(15.05)	0.33	(0.16)
Survey adjustments - Ergo	3.50	0.30	0.02
Depletion of Mineral Reserves – FWGR	(7.51)	0.48	(0.11)
Mineral Reserves at June 30, 2023	603.31	0.30	5.79
The figures contained in the table are rounded, which may result in minor computational discrepancies which are not deemed to be significant. Depletion based on block model surveys

Gold Price Assumptions

    The estimation of Mineral Reserves and Mineral Resources requires the economic assessment to demonstrate reasonable prospects for economic extraction. Assumptions in the economic assessment includes a gold price. The Company has estimated the gold price based on consensus forecasts obtained from various sources which provided a range as of June 30, 2023. The lowest range of these forecasts was selected to take into account the volatility experienced in the current global economic conditions.

Year ended June 30, 2023	Gold price
Rand gold price per kilogram	1,081,261
Dollar gold price per ounce	1,934
ZAR/USD rate	17.39

Year ended June 30, 2022	Three-year average gold price
Rand gold price per kilogram	914,294
Dollar gold price per ounce	1,823
Ore Reserves (million ounces)	15.60

Qualified Persons:

    The information contained in Item 4D related to Mineral Reserves and Mineral Resources is based on information compiled by the Qualified Persons as defined in S-K 1300. The Qualified Persons are not employed by the Company. The Company has evaluated the qualification and experience of the Qualified Persons and is satisfied that they meet the requirements in accordance with the SAMREC Code and S-K 1300. DRDGOLD obtained written consents from the Qualified Persons prior to publication of this report. The Qualified Person responsible for the compilation and reporting of Ergo’s Mineral Resources is Mr Mpfariseni Mudau and for FWGR is Ms Diana van Buren. The Qualified Person responsible for the compilation and reporting of Ergo’s Mineral Reserves is Professor Steven Rupprecht and for FWGR is Mr Vaughn Duke.

Qualified Persons	Title	Address	Qualifications	Relevant years Experience
Mpfariseni Mudau Pr.Sci.Nat. 400305/12	Director of The RVN Group Proprietary Limited	Willowbrook Villas 21, Van Hoof St, Roodepoort, 1724	BSc (Hons) – Geology, MSc (Mining Engineering)	17
Professor Steven Rupprecht FSAIMM 701013	Associate Principal Mining Engineer of the RVN Group	Willowbrook Villas 21, Van Hoof St, Roodepoort, 1724	BSc. Mining Engineering PhD. Mechanical Engineering	36
Diana van Buren Pr.Sci.Nat. 400107/14	Partner of Sound Mining Solution Proprietary Limited	Sound Mining House, 2A Fifth Avenue, Rivonia, 2128	BSc (Hons) – Geology	17
Vaughn Duke Pr. Eng 940314 FSAIMM 37179	Partner of Sound Mining Solution Proprietary Limited	Sound Mining House, 2A Fifth Avenue, Rivonia, 2128	BSc Mining Engineering (Hons), MBA	38

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

Risks inherent in estimates
Uncertainties associated with the operations, and therefore the Mineral Resource and Mineral Reserve estimates, can be mitigated. The risks inherent in these estimates are:

•Mining - whilst the mining method and practices are well established and conducted by experienced hydro-miners, throughput could be affected by a variety of issues, including, but not limited to availability of electricity and water.
•Quality of the Mineral Assets - the Mineral Reserves have all been adequately drilled, their likely content adequately assessed and recovery test work satisfactorily completed. The actual recoveries will be influenced by the actual Run-on-Mine grade entering the processing plants. This risk could be managed by blending material from different TSFs’, where possible.
•Plant Performance: the management of the risk of a lower-than-expected overall throughput recovery can be mitigated by ensuring optimal processing takes place at the processing plants.
•Tailings Capacity: depending on when the construction of the new or expanded TSF's are completed, deposition rates can be impacted which impacts the volumes the operations can process. Should regulatory approvals further delay the construction of the RTSF and Brakpan/Withok final life design alternative depositions facilities needs to be explored.
•Delayed Commissioning of Key Infrastructure: delays to the scheduled commissioning of key assets for Ergo and FWGR will impact on the proposed production forecast and anticipated revenues.
•TSF Design Risk: the main design risk of the Brakpak/Withok final life design and the RTSF is the process of installing the synthetic liner. Should creases occur during installation, this could lead to a perforation in the liner, thus compromising the liners effectiveness.
•Water Supply: South Africa is a relatively dry area and predictions are that dry conditions will escalate. Mining is heavily reliant on water to transport material over large distances and for processing.
•Power Supply: power is provided by the national power supplier, Eskom. The national power supply and distribution infrastructure is severely destressed and this results in frequent disruptions to the power delivered to the South African mining industry. There is a curtailment agreement in place with Eskom which requires that during black-outs electricity use is to be curtailed, which is typically achieved by shutting down equipment. The curtailment reduces consumption between 10 and 20%.
•Grave Relocation: the process of grave relocation is well understood in the South African mining industry and supported by comprehensive statutory guidelines. It will be managed by specialists who will ensure that full consultation with next of kin is undertaken and that appropriate compensation is realized.
•Long-term Sustainability: Continued production beyond the current LoM plan and Mineral Reserve estimate relies on available TSFs that can be brought on line in the future. There is ample time for additional sampling and resource modelling to confirm their extent and content prior to production.
•Climate Change: extreme weather events such as droughts, extreme rainfall and high wind volumes are on the increase. Specifically, the increase in intensity of events, such as thunderstorms on the Highveld, where the operations are situated, will impact operations. Major property, infrastructure and/or environmental damage as well as loss of human life could also be caused by extreme weather events.
•Rising Costs: The global economic environment, geopolitical tensions and inflationary pressures world-wide have led to above inflationary increases in production costs as well as an unavailability of critical material such as reagents and critical equipment which effects production and operating costs.
•Country Risk and Security: increasing inflation, corruption and poor service delivery are the primary drivers of social pressures, particularly in poorer communities. The consequences of these pressures are mostly seen in operational disruptions and increased security measures due to protest action and more crime. Protest action also results in the damage to existing infrastructure.
•Gold Price: Ergo and FWGR takes full exposure to the gold price, and therefore a reduction in the price of gold may erode margins or lead to the operations making a loss.

For additional information regarding the Company’s risks, see Item 3D - RISK FACTORS.

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

Comparison of financial performance for the fiscal year ended June 30, 2022 with fiscal year ended June 30, 2021

This comparison analysis can be found in Item 5A of the Company’s annual report on Form 20-F for the fiscal year ended June 30, 2022 filed with the United States Securities and Exchange Commission on October 28, 2022 (SEC File no. 001-35387).

5A. OPERATING RESULTS

Business overview

We are a South African gold mining company engaged in surface gold tailings retreatment, including exploration, extraction, processing and smelting. All our surface tailings retreatment operations, including the requisite infrastructure and metallurgical processing plants, are located in South Africa.

The success of DRDGOLD’s long-term goal to extract as much gold from its assets as possible and as economically viable depends, to a large extent, on how effectively it continues to manage its resources.

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

    Our profit for fiscal year 2023 increased compared to fiscal year 2022, mainly due to, inter alia, the following:
•the average rand gold price received increased by 16%; and
•the average yield increased by 13% to 0.229g/t, offset by an 18% decrease in throughput to 23,031,861t.

Key drivers of our operating results and principal factors affecting our operating results

•the price of gold, which fluctuates both in terms of dollars and rands;
•our production tonnages and gold content thereof, impacting on the amount of gold we produce at our operations;
•our cost of producing gold, including the effects of mining efficiencies;
•general economic factors, such as exchange rate fluctuations and inflation, and factors affecting mining operations in South Africa; and
•government policies that could materially impact our operations.

Gold price

Our revenues are derived primarily from the sale of gold produced at our surface tailings retreatment operations. As a result, our operating results are directly related to the price of gold, which can fluctuate widely and is affected by numerous factors beyond our control, including industrial and jewelry demand, expectations with respect to the rate of inflation, the strength of the U.S. dollar (the currency in which the price of gold is generally quoted) and of other currencies, interest rates, actual or expected gold sales by central banks, forward sales by producers, global or regional political or economic events, and production and cost levels in major gold-producing regions such as South Africa. In addition, the price of gold is often subject to rapid short-term changes because of speculative activities. In response to the high world wide inflation , investors globally, as they have in so many previous times of crisis, turned to gold and gold stocks as a safe haven asset, leading to a sustained high average gold price during fiscal year 2023 as result of global economic uncertainty along with the slow economic recovery and consequences of the Ukraine conflict since fiscal year 2022.

The demand for and supply of gold affects gold prices, but not necessarily in the same manner that supply and demand affect the prices of other commodities. The supply of gold consists of a combination of new production from mining and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals.

The following table indicates data relating to the dollar gold spot prices for the 2023 and 2022 fiscal years:

	2023 fiscal year	2022 fiscal year	Change
	$ per ounce	$ per ounce	%
Closing gold spot price on June 30,	1,920	1,807	6
Lowest gold spot price during the fiscal year	1,614	1,684	(4)
Highest gold spot price during the fiscal year	2,072	2,070	—
Average gold spot price for the fiscal year	1,831	1,834	—

All our operations and gold production are based in South Africa, and as a result, the impact of movements in relevant exchange rates is significant to our operating results. The average gold price in rand (based on average spot prices for the year) decreased by 2% from R28,490 per ounce in 2021 to R27,896 per ounce in 2022, and increased by 18% to R32,519 per ounce in 2023.

An increase/(decrease) of 20% in the US dollar gold price throughout fiscal year 2023 would have increased/(decreased) revenue by approximately R1,099.3 million (2022: R1,023.7 million).

An increase/(decrease) of 20% in the rand to US dollar exchange rate throughout fiscal year 2023 would have increased/(decreased) revenue by approximately R1,099.3 million (2022: R1,023.7 million).

Gold production
    In fiscal year 2023, gold production decreased to 169,820 ounces (produced from 23.0 million tonnes milled at an average yield of 0.229g/t) from 183,902 ounces in fiscal year 2022 (produced from 28.2 million tonnes milled at an average yield of 0.203g/t). This was mainly due to Ergo’s gold production which decreased to 126,382 ounces in fiscal year 2023 (produced from 17.3 million tonnes milled at an average yield of 0.227g/t) from 133,618 ounces in fiscal year 2022 (produced from 22.1 million tonnes milled at an average yield of 0.188g/t). The decrease at Ergo was a result of a decrease in tonnes milled due to the depletion of high-volume reclamation sites and delays in obtaining regulatory approval to commence reclamation at major reclamation sites. In addition, FWGR also had decreased production at 43,435 ounces in fiscal year 2023 (produced from 5.7 million tonnes milled at an average yield of 0.237g/t) from 50,284 ounces in fiscal year 2022 (produced from 6.1 million tonnes milled at an average yield of 0.257g/t). Both tonnes and grade were lower due to Driefontein 5 reaching the end of its life and entering final clean up along with operational delays in commissioning of the new reclamation site, Driefontein 3.

In fiscal year 2022, gold production decreased to 183,902 ounces (produced from 28.2 million tonnes milled at an average yield of 0.203g/t) from 183,999 ounces in fiscal year 2021 (produced from 29.1 million tonnes milled at an average yield of 0.197g/t). This was mainly due to Ergo's gold production which decreased to 133,618 ounces in fiscal year 2022 (produced from 22.1 million tonnes milled at an average yield of 0.188g/t) from 137,059 ounces in fiscal year 2021 (produced from 23.0 million tonnes milled at an average yield of 0.186g/t). The decrease was a result of a decrease in tonnes milled due to increased rainfall as well as lower grade material being mined.

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

    Cash operating costs include consumables, labor, specialized service providers, electricity and other related costs incurred in the production of gold. Consumables, water and electricity, labor, specialized service providers and other costs are the largest components of cash operating costs. A breakdown of cash operating costs into these costs is described in Item 5A.: “Comparison of financial performance for the fiscal year ended June 30, 2023 with fiscal year ended June 30, 2022”.

General economic factors
We are exposed to a number of factors, which could affect our profitability, such as exchange rate fluctuations, inflation and other risks relating to South Africa. In conducting mining operations, we are subject to the inherent risks and uncertainties of the industry, and the wasting nature of the assets.

Effect of exchange rate fluctuations

For the fiscal years 2023 and 2022, all of our revenues were generated from South African operations, all of our operating costs were denominated in rand and we derived all of our revenues in dollars before being translated to rands. As the price of gold is denominated in dollars which is then translated into rands, the appreciation of the dollar against the rand increases our profitability, whereas the depreciation of the dollar against the rand reduces our profitability.

In fiscal year 2023 the average rand gold price received increased by 16% compared to fiscal year 2022, this was a result of the combined impact of the average Dollar gold price which decreased by 0.3% and the average exchange rate of the rand against the dollar that weakened by 17%.

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

The movements in the rand/dollar exchange rate, based upon average rates during the periods presented, and the local annual inflation rate for the periods presented, as measured by the South African Consumer Price Index, or CPI, are set out in the table below:

	Fiscal year ended
Year ended June 30,	2023	2022	2021
	(%)	(%)	(%)
The average rand/dollar exchange rate weakened/(strengthened) by:	17	(1)	(2)
CPI (inflation rate)	5.4	7.4	4.9

Government policies that could materially impact operations

    The mining industry in South Africa is extensively regulated through legislation and regulations issued by government’s administrative bodies. One of the key findings of the Frasers Institute weighing on South Africa’s investment appeal, is lack of regulatory certainty. Although the industry’s successfully challenge of Mining Charter III in the High Court, that set aside certain provisions of the charter on the basis that it was purported legislation (as opposed to policy) provided some certainty to the industry, turnaround in obtaining permits and regulatory approvals remains slow, delaying the execution of key capital projects. The increasing prominence of ESG is also resetting the standard on transparency and sustainability and society generally is far more environmentally and socially aware, applying increasing pressure through providers of capital and the regulator to enforce compliance. For a more detailed discussion of government policies that may impact our operations, please refer to Item 4B: "Governmental regulations and their effects on our business."

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

Financial and operating data
	Year ended June 30,
	2023	2022
Revenue (R'm)	5,496.3	5,118.5
Gold production (ounces)	169,820	183,902
Gold production (kilograms)	5,282	5,720
Gold sold (ounces)	169,531	183,709
Gold sold (kilograms)	5,273	5,714
Average spot gold price (R/kilogram)	1,045,472	896,877
Average gold price received (R/kilogram)	1,041,102	894,409
Cost of sales (R'm)	3,911.0	3,741.5
Operating costs (R'm)	3,711.4	3,506.5
Cash operating costs (R'm) (1)	3,688.1	3,463.8
Cash operating costs (R/kilogram) (1)	697,382	600,875
All-in sustaining costs (R/kilogram) (1)	827,148	721,684
All-in costs (R/kilogram) (1)	937,525	746,255
Additions to property, plant and equipment (R'm)	1,030.9	598.4
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

Revenue

Revenue increased by 7% to R5,496.3 million in fiscal year 2023 from R5,118.5 million in fiscal year 2022 mainly due to the average rand gold price received that increased by 16% to R1,041,102 per kilogram offset by the 441kg decrease in gold sold from 5,714 kilograms in fiscal 2022 to 5,273 kilograms in fiscal 2023.

    Refer to Item 5A:. “Operating results: Key drivers of our operating results and principal factors affecting our operating results” for a discussion regarding the gold price received and sales volumes.

Capital expenditure

During fiscal year 2023 capital expenditure increased by R432.5 million to R1,030.9 million from R598.4 million in fiscal year 2022.

Ergo’s capital expenditure during fiscal year 2023 increased by R391.8 million to R816.0 million from R424.2 million in fiscal year 2022. This was mainly due to construction of the solar plant amounting to R502.0 million , further development of R139.3 million for the development of reclamation sites including Marievale and Rooikraal dumps and various capital expenditure on the Brakpan/Withok TSF amounting to R45.4 million.

FWGR’s capital expenditure during fiscal year 2023 increased by R50.0 million to R209.8 million from R159.8 million in fiscal year 2022. This was mainly due to the development of the Driefontein 3 reclamation site amounting to R142.9, design work for the RTSF amounting to R7.8 million and capital expenditure on the Driefontein 4 Tailings Storage Facility amounting to R3.5 million.

During fiscal year 2022, capital expenditure was R598.4 million primarily consisting of expenditure incurred on sustaining capital expenditure on the existing and new reclamation sites, the Brakpan/Withok TSF, the Brakpan plant, the construction for the additional thickener and the design work for CPP which was also applicable to the potential expansion of DP2.

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

Critical accounting policies that require significant judgment

    Management believes the following critical accounting policies require more significant judgements to be used in the preparation of our consolidated financial statements and could potentially impact our financial results and future financial performance:
•Payments made under protest: Judgement regarding the outcome of the matter, and
•Contingencies: Judgement regarding the outcome of the respective matters

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

Critical accounting policies that require significant assumptions and estimates

    Management believes the following are critical accounting policies which involve the more significant assumptions and estimates used in the preparation of our consolidated financial statements, and are therefore considered DRDGOLD’s critical accounting estimates which could potentially impact our financial results and future financial performance:
•Depreciation: Estimation of the life-of-mine
•Provision for environmental rehabilitation: Estimation of future environmental rehabilitation costs
•Income tax: Estimation of the deferred tax rate
•Payments made under protest: Estimation of the carrying value and recoverability
•Other investments:    Estimation of the fair value of financial assets

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

    Other investments: Estimation of the fair value of financial assets

    The fair value of other investments is determined using assumptions about the future that are inherently uncertain and can change materially over time. It includes several assumptions that are based on both observable and unobservable inputs. Assumptions applied in the estimation of the fair value of the investment in Rand Refinery include the following:

Amounts in R million	Observable/unobservable input	Unit	2023	2022

Rand Refinery operations

Forecast average gold price	Observable input	R/kg	1,060,562	880,207
Forecast average silver price	Observable input	R/kg	13,460	11,209
Average South African CPI	Observable input	%	4.5	4.4
South African long-term government bond rate	Observable input	%	10.5	10.3
Terminal growth rate	Unobservable input	%	4.5	4.4
Weighted average cost of capital	Unobservable input	%	17.0	15.9

Investment in Prestige Bullion

Discount period	Unobservable input	years	10	11
Cost of equity	Unobservable input	%	17.0	14.2

    Marketability and minority discounts (both unobservable inputs) were also applied of 15.3% and 17.0% (2022: 16.5% and 17.0%) respectively. The latest budgeted cash flow forecasts provided by Rand Refinery as at June 30, 2023 was used, and therefore classified as an unobservable input into the models.

New standards, amendments to standards and interpretations

    Refer to Item 18. ‘‘Financial Statements - Note 3 – New standards, amendments to standards and interpretations” for a discussion of relevant standards, amendments to standards and interpretations that may be applicable to the business of the Group and may have an impact on future consolidated financial statements.

Comparison of financial performance for the fiscal year ended June 30, 2023 with fiscal year ended June 30, 2022

Gold revenue

The following table illustrates the year-on-year change in gold revenue for fiscal year 2023 in comparison to fiscal year 2022:

R million	Total	Impact of change in amount of gold sold	Impact of change in gold price	Net change	Total
	gold revenue				gold revenue
	2022				2023
Ergo	3,700.1	(181.5)	585.9	404.4	4,104.5
FWGR	1,410.6	(213.1)	187.7	(25.4)	1,385.2
Consolidated	5,110.7	(394.6)	773.6	379.0	5,489.7

Gold revenue increased by R379.0 million, or 7%, to R5,489.7 million during fiscal year 2023. This was mainly due to the average rand gold price received which increased by 16% to R1,041,102 per kilogram offset by a decrease in gold sold from 183,709 ounces to 169,531 ounces.

Cost of sales

    Cost of sales amounted to R3,911.0 million in fiscal year 2023, consisting mainly of operating costs of R3,711.4 million, depreciation of R217.5 million, a positive movement in gold in process of R10.8 million and a positive movement in the change in estimate of environmental rehabilitation of R7.1 million. These are discussed as follows:

Operating costs

    Operating costs increased by 6% to R3,711.4 million for fiscal year 2023 compared to R3,506.5 million for fiscal year 2022. The increase is mainly due to above inflationary increases in mainly the cost of cyanide, steel and steel-related products, electricity and fuel. There was also a significant increase in machine hire costs due to mechanical reclamation to reclaim material from the major clean up sites.

Depreciation

Depreciation charges were R217.5 million for fiscal year 2023 compared to R267.6 million for fiscal year 2022. Depreciation charges decreased as a result of an 18% decrease in tonnes milled and an increase in the life of mine of Ergo. This is despite an increase in capital expenditure during the year as a significant portion of capital expenditure was for assets not brought into use during fiscal year 2023.

Change in estimate of environmental rehabilitation

As of June 30, 2023, we estimate our total environmental rehabilitation provision, being the discounted estimate of future costs, to be R562.1 million as compared to R517.7 million at June 30, 2022. A change in estimate of environmental rehabilitation of R7.1 million was recognized due to changes in the estimated timing of the vegetation of non-viable reclamation sites and dormant infrastructure. In addition, a R20.4 million increase in the provision due to above inflationary increases on machine hire rates.

A total of R630.6 million (2022: R589.8 million) is invested in funds held in insurance instruments to secure financial guarantees provided to the DMRE through an insurance cell captive company, the Guardrisk Cell Captive. The increase is attributable to growth of R40.7 million on these funds during fiscal year 2023. As at June 30, 2023, guarantees amounting to R951.8 million were in issue to the DMRE (2022: R614.0 million). Any shortfall between the invested funds and the estimated provisions is expected to be financed by contributions to the Guardrisk Cell Captive from time to time as required over the remaining production life of the respective mining operations and, at the time of mine closure, the proceeds on the disposal of remaining assets and gold from plant clean-up. The transfer of the funds, during fiscal year 2022, from the environmental trust fund to the Guardrisk Cell Captive was completed after the required approvals for the change in method and transfer of the environmental trust funds were obtained from the DMRE and a thorough consideration of tax and legal impacts was performed.

Movements in gold in process

Movement in gold in process in fiscal year 2023 amounted to R10.8 million mainly due to an increase in the lock up of gold in process at the plants and finished inventories - Gold Bullion.

Administration expenses and general costs

Administration expenses and general costs increased by R11.7 million from R161.2 million in fiscal year 2022 to R172.9 million in fiscal year 2023, mainly as a result of inflation, and an increase in the short term incentive payments. The increases were offset by decreases in transaction and exploration costs from R15.2 million in fiscal year 2022 to R4.6 million in fiscal year 2023.

Finance income

Finance income increased from R225.8 million in fiscal year 2022 to R334.3 million in fiscal year 2023, mainly due to an increase in interest income earned of R78.3 from higher cash and cash equivalents balances maintained during the year and higher interest rates.

Finance expense

Finance expenses decreased from R74.8 million in fiscal year 2022 to R70.7 million in fiscal year 2023, mainly attributable to discount on the initial payment made under protest of R19.0 million compared to R21.1 million in fiscal year 2022.

Income tax

Income tax amounted to a charge of R405.0 million for fiscal year 2023 (2022: charge of R334.3 million) and consists of a current tax charge of R286.3 million (2022: charge of R261.6 million) and a deferred tax charge of R118.7 million (2022: deferred tax charge of R72.7 million).

The current tax increased to R286.3 million in fiscal year 2023 from R261.6 million in fiscal year 2022 mostly due to an increase in the taxable mining income of both Ergo and FWGR resulting mainly from an increase in profits due to the high rand gold price. This was in part offset by increased capital expenditure for which full capital redemption under section 36 of the Income Tax Act was applied.

The forecast weighted average deferred tax rate for both Ergo and FWGR remained unchanged in fiscal year 2023 at 22% and 29%. Refer to Item 10E.: Taxation – “Income Tax and Withholding Tax on Dividends” for a detailed explanation on changes in taxation laws and regulations.

Non-IFRS Measures

Set forth below is a discussion of non-IFRS measures presented in this report, including a reconciliation of such measures from the nearest measure under IFRS, as well as an explanation as to why we believe that presentation of such information provides useful information to investors and additional purposes, if any, for which we use such measures.

Adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”)

Set forth below is a presentation of our Adjusted EBITDA, which is a non-IFRS measure, including the items included in this measure and a reconciliation from profit for the year. Our calculation of Adjusted EBITDA is based on the calculation of this measure as included in our RCF agreement which was not renewed in September 2022 when it expired. The Group still considers the presentation of Adjusted EBITDA as relevant to our investors as our holding company, Sibanye-Stillwater, who consolidates our results, discloses a similar non-IFRS measure to its investors. Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is not a measure of performance under IFRS and should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity.

	Year ended, June 30
Reconciliation of adjusted EBITDA	2023	2022
Profit for the year	1,281.4	1,123.8
Income tax	405.0	334.3
Profit before tax	1,686.4	1,458.1
Finance expense	70.7	74.8
Finance income	(334.3)	(225.8)
Results from operating activities	1,422.8	1,307.1
Depreciation	217.5	267.6
Share based payment expense	22.0	18.4
Change in estimate of environmental rehabilitation recognised in profit or loss	(7.1)	(2.2)
Gain on disposal of property, plant and equipment	(10.3)	(6.6)
IFRS 16 Lease payments	(16.9)	(23.8)
Exploration expenses and transaction costs	4.6	15.2
Adjusted earnings before interest, tax depreciation and amortisation ("Adjusted EBITDA") [1]	1,632.6	1,575.7

[1] See Glossary of Terms for definitions.
Cash operating costs, cash operating costs per kilogram, sustaining capital expenditure, all-in sustaining costs, growth capital expenditure and all-in costs per kilogram

Cash operating costs, cash operating costs per kilogram, sustaining capital expenditure, all-in sustaining costs, growth capital expenditure and all-in costs per kilogram are non-IFRS financial measures that should not be considered by investors in isolation or as alternatives to cost of sales, net profit/(loss) attributable to equity owners of the parent, profit/(loss) before tax and other items or any other measure of financial performance presented in accordance with IFRS or as an indicator of our performance. While the World Gold Council has provided guidance for the calculation of cash operating costs, cash operating costs per kilogram, all-in sustaining costs and all-in costs per kilogram as well as classification of capital expenditure between sustaining capital expenditure and growth capital expenditure, such measurements may vary significantly among gold mining companies, and these definitions by themselves do not necessarily provide a basis for comparison with other gold mining companies. However, we believe that these measures are useful indicators to investors and our management of an individual mine's performance and of the performance of our operations as a whole as they provide:
•an indication of a mine’s profitability and efficiency;
•the trend in costs;
•a measure of margin per kilogram, by comparison of the cash operating costs per kilogram to the price of gold; and
•a benchmark of performance to allow for comparison against other mines and mining companies.

For fiscal year 2023, consolidated cash operating costs per kilogram increased by 16% to R697,382 per kilogram from R600,875 per kilogram in fiscal year 2022. Consolidated all-in sustaining costs per kilogram increased by 15% to R827,148 per kilogram in fiscal year 2023 from R721,684 per kilogram in fiscal year 2022. Consolidated all-in costs per kilogram increased by 26% to R937,525 per kilogram of gold in fiscal 2023 from R746,255 per kilogram of gold in fiscal year 2022.

The increase in consolidated cash operating costs per kilogram, all-in sustaining costs per kilogram and all-in costs per kilogram was mainly due to an increased in cash operating costs, which is due to above inflationary increases mainly in the cost of cyanide, steel and steel-related products, electricity and fuel. There was also a significant increase in machine hire costs due to mechanical reclamation to reclaim material from the major clean up sites. Furthermore, the reduction in gold produced also contributed to the increases.
The increase in cash operating cost during fiscal year 2023 contributed to the increase in all-in sustaining costs per kilogram. The increase in growth capital expenditure incurred during fiscal year 2023 similarly contributed to the increase in all-in costs per kilogram.

Reconciliation of cash operating costs, cash operating costs per kilogram, all-in sustaining costs, all-in sustaining costs per kilogram, all-in costs and all-in costs per kilogram
R millions	2023	2022
Cost of sales	3,911.0	3,741.5
Depreciation	(217.5)	(267.6)
Change in estimate of environmental rehabilitation	7.1	2.2
Movement in gold in process	10.8	30.4
Operating costs	3,711.4	3,506.5
Ongoing rehabilitation expenditure	(26.8)	(31.6)
Care and maintenance costs	(0.4)	(5.9)
Other operating income/(costs)	3.9	(5.2)
Cash operating costs [1]	3,688.1	3,463.8
Movement in gold in process	(10.8)	(30.4)
Administration expenses and other costs excluding non-recurring items [1]	172.2	146.0
Other operating income/(costs)	(3.4)	5.1
Change in estimate of environmental rehabilitation	(7.1)	(2.2)
Unwinding of rehabilitation provision	46.2	45.0
Sustaining capital expenditure [1]	476.3	496.4
All-in sustaining costs [1]	4,361.5	4,123.7
Care and maintenance costs	0.4	5.9
Ongoing rehabilitation expenditure	26.8	31.6
Exploration expenses and transaction costs	0.2	15.2
Growth capital expenditure [1]	554.6	87.7
All-in costs [1]	4,943.5	4,264.1
Gold produced (kilograms)	5,282	5,720
Cash operating costs per kilogram (R per kilogram)	697,382	600,875
All-in sustaining costs per kilogram (R per kilogram)	827,148	721,684
All-in costs per kilogram (R per kilogram)	937,525	746,255

Reconciliation of sustaining capital expenditure and growth capital expenditure
Additions - property, plant and equipment owned	1,030.9	584.1
Less
Growth capital expenditure [1]	554.6	87.7
Sustaining capital expenditure [1]	476.3	496.4

[1]See Glossary of Terms for definitions.

Cash operating costs

    Cash operating costs are linked directly to the level of throughput of a specific fiscal year.

    The following table illustrates the year-on-year change in cash operating costs for fiscal year 2023 in comparison with fiscal year 2022.

R million	Cash operating costs	Impact of change in throughput	Impact of change in costs	Net change	Cash operating costs
	2022				2023
Ergo	3,009.8	(650.3)	823.7	173.4	3,183.2
FWGR	454.0	(28.4)	79.2	50.9	504.9
Total	3,463.8	(678.7)	902.9	224.3	3,688.1

    Cash operating costs in fiscal year 2023 increased by R224.3 million to R3,688.1 million compared to cash operating costs of R3,463.8 million in fiscal year 2022.The increase is due to above inflationary increases mainly in the cost of cyanide, steel and steel-related products, electricity and fuel. There was also a significant increase in machine hire costs due to mechanical reclamation to reclaim material from the major clean up sites.

    The following table lists the major components of cash operating costs for the Group for each operation and fiscal year set forth below respectively:

	Ergo			FWGR
	Years ended			Year ended
Costs	2023	2022	Costs	2023	2022
Consumables	32%	29%	Consumables	35%	32%
Labor	18%	18%	Labor	20%	21%
Electricity and water	17%	18%	Specialized service providers	16%	9%
Specialized service providers	19%	16%	Electricity and water	8%	19%
Machine hire	4%	4%	Machine hire	3%	2%
Security expenses	4%	4%	Security expenses	5%	5%
Other costs	6%	11%	Other costs	14%	12%

5B. LIQUIDITY AND CAPITAL RESOURCES

Cash flows from operating activities

    Cash generated from operating activities amounted to R1,655.6 million for fiscal year 2023 (fiscal year 2022: R1,497.8 million).

    Cash generated from operating activities increased during fiscal year 2023 mostly due to a 16% increase in the average rand gold price received to R1,041,102 per kilogram and offset by a 16% increase in cash operating costs to 697,382 per kilogram. Net movement in working capital (changes in trade and other receivables, consumable stores and stockpiles and trade and other payables) amounted to a cash inflow of R44.1 million in fiscal year 2023.

    The increase in cash inflows was partially offset by a R52.1 million increase in current tax paid to R314.8 million.

Cash flows from investing activities

Net cash utilized by investing activities amounted to R1,186.5 million in fiscal year 2023 compared to R626.2 million in fiscal year 2022.

In fiscal year 2023, net cash utilized by investing activities consisted mainly of R1,145.2 million in additions to property, plant and equipment, R28.4 million investment in other funds and R13.8 million spent on environmental rehabilitation payments. These outflows were reduced by R0.9 million proceeds on the disposal of property, plant and equipment.

In fiscal year 2022, net cash utilized by investing activities consisted mainly of R584.1 million in additions to property, plant and equipment, R28.9 million investment in other funds and R25.4 million spent on environmental rehabilitation payments. These outflows were reduced by R12.2 million proceeds on the disposal of property, plant and equipment.

Cash flows from financing activities

Net cash outflow from financing activities was R532.2 million in fiscal year 2023 compared to net cash outflows of R533.0 million in fiscal year 2022.

During fiscal year 2023, the net cash outflow consisted mostly of dividends paid on ordinary shares amounting to R515.3 million.

During fiscal year 2022, the net cash outflow consisted mostly of dividends paid on ordinary shares amounting to R513.3 million.

Cash and cash equivalents

    Cash and cash equivalents as at June 30, 2023 amounted to R2,471.4 million compared to R2,525.6 million at the end of fiscal year 2022. Substantially all of our cash and cash equivalents balances were denominated in South African rand. Cash and cash equivalent denominated in foreign currency amounted to USD 3.7 million at June 30, 2023 compared to USD 3.4 million at the end of fiscal year 2022.

    Cash and cash equivalents as at June 30, 2023 includes restricted cash related to guarantees of R11.4 million compared to R10.7 million at the end of fiscal year 2022.

    At September 30, 2023, our cash and cash equivalents were R1,498.3 million.

Borrowings and funding

At June 30, 2023 and September 30, 2023, we had no external sources of capital. Pursuant to the Group having started to evaluate its funding structure for its expanded budgeted capital expenditure programme in future years, a decision was made to not renew the RCF in September 2022.

Anticipated funding requirements and sources

    Our cash and cash equivalents are set out above under “Cash and cash equivalents”. Management believes that existing cash resources, net cash generated from operations and long term finance options available for long term capital projects will be sufficient to meet the anticipated commitments of our existing operations for fiscal year 2024 which expected to be approximately R3.5 billion. As a result of the sustained high rand gold price, at September 30, 2023 the Group has a cash and cash equivalents balance of R1,498.3 million after paying a final dividend of R559.4 and incurring capital expenditure of R597.0 during the first quarter of fiscal year 2023. Liquidity has been enhanced by the continued high rand gold price levels.

5C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

    DRDGOLD has a dedicated team that looks at ways and means of improving recoveries. While the team remains active with an ongoing focus on improving extraction efficiencies, the projects undertaken during the year ended June 30, 2023 were focused on optimizing the existing facilities rather than implementing new technologies to improve extraction efficiencies. We have no registered patents or licenses.

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

    For the fiscal year 2024, we are planning Group gold production of between 165,000 (5,132kg) to 175,000 (5,443kg) ounces at cash operating unit cost of approximately R770,000 per kilogram and expect a capital investment of approximately R3.5 billion.

Reconciliation of budgeted cost of sales to budgeted cash operating costs (R’million)

Cost of sales	4,371.8
Reconciling items [1]	(307.6)
Cash operating costs [2]	4,064.2
1Includes expected depreciation of R262.6 million, ongoing environmental expenses of R43.9 million and care and maintenance expenses of R1.1 million
2 See glossary of terms for definition
Rounding of figures may result in computational discrepancies
Our ability to meet the full year’s production target could be impacted in a number of ways, including stoppages in production due to power interruptions and other risks (refer Item 3D. Risk Factors—Risks related to our business and operations and “–Forward Looking Statements”). We are also subject to cost pressures in the event of above inflation increases in labor, key consumables, diesel, steel and cyanide. Unforeseen changes in ore grades and recoveries, unexpected changes in the quality or quantity of reserves and resource, technical production issues, environmental and industrial accidents, gold theft, environmental factors and pollution could adversely impact the production, sales and cash operating costs for fiscal year 2024 and cause us to fail to meet our targets for the year.

    Refer to Item 5A.: “Key drivers of our operating results and principal factors affecting our operating results” for a discussion of the trends in the US Dollar gold price as well as exchange rates impacting our business.

    Set forth below is our summary results for the first quarter of fiscal year 2024. This information has not been audited.

Operating results for the quarter ended September 30, 2023

		Quarter ended	Quarter ended
		September 30, 2023	June 30, 2023	% change
Production
Gold produced	kg	1,284	1,222	5%
	oz	41,281	39,288	5%
Gold sold	kg	1,267	1,222	4%
	oz	40,735	39,288	4%
Ore milled	Metric (000't)	5,632	4,972	13%
Yield	Metric (g/t)	0.228	0.246	(7%)

Reconciliation of adjusted EBITDA (R'million)
Profit for the period		257.3	258.2
Income tax		80.4	232.0
Profit before tax		337.7	490.2
Finance expense		17.2	21.4
Finance income		(64.2)	(107.4)
Results from operating activities		290.7	404.2
Depreciation		72.2	57.6
Share based payment expense		6.3	5.7
Change in estimate of environmental rehabilitation recognised in profit or loss		—	(7.1)
Gain on disposal of property, plant and equipment		—	(10.3)
Loss on disposal of property, plant and equipment		0.1	—
IFRS 16 Lease payments [1]		(4.5)	(4.5)
Exploration expenses and transaction costs		1.0	1.4
Adjusted EBITDA 1,2*		365.8	447.0

[1] The amended RCF includes IFRS 16 lease payments in the calculation of the adjusted EBITDA
[2] See Glossary of Terms for definitions.

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

Cost of sales		1,121.5	1,007.2
Depreciation		(72.2)	(57.6)
Change in estimate of environmental rehabilitation		—	7.1
Movement in gold in process		24.5	5.9
Operating costs		1,073.8	962.6
Ongoing rehabilitation expenditure		(3.5)	(6.8)
Care and maintenance costs		(0.1)	0.3
Other operating income/(costs)		0.3	3.2
Cash operating costs [1]		1,070.5	959.3
Movement in gold in process		(24.5)	(5.9)
Administration expenses and other costs excluding non-recurring items [1]		50.1	51.8
Other operating (income)/Costs		1.3	(3.3)
Change in estimate of environmental rehabilitation		—	(7.0)
Unwinding of rehabilitation provision		14.2	6.5
Sustaining capital expenditure [1]		93.3	125.0
All-in sustaining costs [1]		1,204.9	1,126.4
Care and maintenance costs		0.1	(0.3)
Ongoing rehabilitation expenditure		3.5	6.8
Exploration expenses and transaction costs		—	(3.0)
Growth capital expenditure [1]		182.4	276.3
All-in costs [1]		1,390.9	1,406.2

		Quarter ended	Quarter ended
		September 30, 2023	June 30, 2023	% change
Price and costs
Average gold price received	R per kg	1,154,771	1,181,488	(2%)
	US$ per oz	1,927	1,968	(2%)
Cash operating costs	R/t	190	193	(2%)
	US$/t	10	10	—%
Cash operating costs	R per kg	825,630	780,054	6%
	US$ per oz	1,378	1,299	6%
All-in sustaining costs **	R per kg	951,008	921,603	3%
	US$ per oz	1,587	1,535	3%
All-in cost **	R per kg	1,097,718	1,150,641	(5%)
	US$ per oz	1,832	1,916	(4%)

Capital expenditure
Sustaining	Rm	93.3	125.0	(25)%
	US$m	5.0	6.7	(25)%
Non-sustaining/growth	Rm	182.4	276.3	(34)%
	US$m	9.8	14.8	(34)%
Average R/US$ exchange rate		18.64	18.68	—%

Reconciliation of sustaining capital expenditure
Additions - property, plant and equipment owned		275.7	401.3
Less
Growth capital expenditure [1]		182.4	276.3
Sustaining capital expenditure [1]		93.3	125.0

[1] See Glossary of Terms for definitions.
Rounding of figures may result in computational discrepancies
** All-in cost definitions based on the guidance note on non-GAAP Metrics issued by the World Gold Council on 27 June 2013.
    Gold production increased by 5% from the previous quarter to 1,284kg primarily due to a 13% increase in tonnage throughput despite yield being 0.018g/t lower at 0.228g/t. Gold sold increased by 45kg to 1,267kg.

    Cash operating costs per kilogram of gold sold increased to R825,630/kg due to an increase in Municipal electricity tariffs and winter tariffs charged during the current quarter. The cash operating costs per tonne of material decreased marginally from previous quarter to R190/t despite an increase in cash operating costs due to the increase in tonnage throughput.

    All-in sustaining costs per kilogram was R951,008/kg, increasing quarter on quarter mainly due to the increase in cash operating costs. All-in costs per kilogram was R1,097,718/kg, decreasing quarter on quarter mainly due to a decrease in growth capital expenditure in comparison to the previous quarter.

    Adjusted EBITDA decreased by 18% from the previous quarter to R365.8 million primarily due to an increase in cash operating costs.

    Cash and cash equivalents decreased by R973.1 million to R1,498.3 million as at September 30, 2023 (June 30, 2023: R2,471.4 million) after paying the final cash dividend of R559.4 million for the year ended June 30, 2023 and capital expenditure of R597.0 million incurred for the first quarter of fiscal year 2024.

5E. CRITICAL ACCOUNTING ESTIMATES

    For more information on environmental rehabilitation obligations Note 2 - “Use of accounting assumptions, estimates and judgements” under Item 18. “Financial Statements".

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A. DIRECTORS AND SENIOR MANAGEMENT

Directors and Executive Officers

    Our board of directors may consist of not less than four and not more than twenty directors. As at June 30, 2023, our board consisted of nine directors.

    In accordance with the JSE listing requirements and our Memorandum of Incorporation, or MOI, one third of the directors comprising the board of directors, on a rotating basis, are subject to re-election at each annual general shareholders’ meeting. Additionally, all directors are subject to election at the first annual general meeting following their appointment. Retiring directors normally make themselves available for re-election.

    The address of each of our Executive Directors and non-executive directors is the address of our principal executive offices. Refer to Item 4A. Information on the Company – Introduction for the company’s address.

Executive Directors
Niël Pretorius (56) (BProc, LLB, LLM)
Chief Executive Officer.
•Member: Risk Committee

Niël Pretorius has two decades of experience in the mining industry. He was appointed CEO designate of DRDGOLD on 21 August 2008 and CEO on 1 January 2009. Having joined the company on 1 May 2003 as legal advisor, he was promoted to Group Legal Counsel on 1 September 2004 and General Manager: Corporate Services on 1 April 2005. Niël was appointed as CEO of Ergo Mining Operations (formerly DRDGOLD SA) on 1 July 2006 and became Managing Director on 1 April 2008. Niël also serves as an elected board member of the Minerals Council South Africa.

    Riaan Davel(47) (BCom (Hons), MCom, CA (SA)
Chief Financial Officer.
•Member: Social and Ethics Committee

    Riaan Davel joined DRDGOLD in January 2015, before which he gained 17 years’ experience in the professional services industry, the majority obtained in the mining industry in Africa. As part of his experience, Riaan provided assurance and advisory services, including support and training on the International Financial Reporting Standards (IFRS) to clients and teams across the African continent.
He spent seven years at KPMG as an audit partner, performing, inter alia, audits of listed companies in the mining industry, including SEC registrants. Riaan also has experience as an IFRS technical partner and represented the South African Institute of Chartered Accountants on the International Accounting Standards Board’s project on Extractive Activities from 2003 to 2010. Riaan also served on committees that update the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (the SAMREC Code).
As Chief Financial Officer, he is playing an important role in directing DRDGOLD’s strategic growth so that environmental impact is delivered in tandem with value for the Company, its shareholders, as well as society as a whole, by adopting and applying the best practicable environmental options, as well as monitoring, evaluating and reporting the success of the mitigation measures applied.
The DRDGOLD Annual Integrated Report, which Riaan oversees, has been ranked in the “Excellent” category at the EY Excellence in Integrated Reporting Awards for the third consecutive time in September 2023. Riaan was a nominee for the CFO of the Year at the CFO Awards 2022.

Non-executive Directors
    Timothy Cumming (65) (BSc (Hons) (Civil Engineering), MA (Philosophy, Politics and Economics)
Non-executive Chairman
•Chairman: Board
•Chairman: Nominations Committee
•Member: Risk Committee and Remuneration Committee

Timothy (Tim) Cumming was appointed to the DRDGOLD Board on 1 August 2020 and was appointed as non-executive Chairman of the DRDGOLD Board and Chairman of the Nominations Committee on 1 December 2021. He is also an independent non-executive director of Sibanye-Stillwater Limited and Nedgroup Investments Limited, and serves as non-executive Chairman of Riscura Holdings Limited.

His career spans mining, financial services and consulting. He is the founder of Scatterlinks Proprietary Limited, a South African-based company providing leadership development and advisory services to senior business executives.

Tim started out as an engineer at the Anglo American Corporation of South Africa Limited working on a number of gold and diamond mines including involvement in the geo-technical design of the Ergo tailings facility. Thereafter he held senior roles in financial services including General Manager at Allan Gray Limited, Head of Investment Research at HSBC Securities (SA), CEO of Old Mutual Asset Managers and MD of various divisions within the Old Mutual Group.

Other involvements include Chairmanship of the Mandela Rhodes Foundation’s Investment Committee and the Woodside Endowment Trust.

    Edmund Jeneker (61) (Chartered Director (SA), B Hons, IEDP, M.Inst.D., SAIPA)
Lead Independent Non-executive Director
•Chairman: Social and Ethics Committee
•Member: Remuneration Committee and Nominations Committee

Edmund Jeneker was appointed non-executive director in November 2007 and lead independent non-executive director in August 2017. He has more than 31 years’ experience as an executive in banking, business strategy, advisory and management at Grant Thornton South Africa Proprietary Limited, Swiss Re Corporate Solutions Advisors South Africa Proprietary Limited, the World Bank Competitiveness Fund and Deloitte South Africa. He completed almost 15 years at Absa Bank and Barclays Africa Group, where he was managing executive and served as director on the boards of several subsidiaries in the Absa and Barclays Africa Group.

Edmund is active in community social upliftment and served as a member of the Provincial Development Commission of the Western Cape Provincial Government. He currently serves on the Advisory Board of Global Competent Boards (Canada), Social and Ethics Forum of the Institute of Directors Southern Africa, Chairman of the Suidoosterfees NPC and The Cape Philharmonic Orchestra. He is a Certified ESG and Climate Change Competent Director and Chartered Director (SA).

    Johan Holtzhausen (77) (BSc (Geology and Chemistry),
BCompt (Hons), CA (SA)
Independent Non-executive Director
•Chairman: Audit Committee
•Member: Remuneration Committee and Nominations Committee

    Johan Holtzhausen was appointed as an independent non-executive director on 25 April 2014. With more than 43 years’ experience in the accounting profession, he served as a senior partner at KPMG Services Proprietary Limited. His clients included major corporations listed in South Africa, Canada, the UK as well as Australia and the United States.

Johan chairs the Audit and Risk Committee of Tshipi é Ntle Manganese Mining Proprietary Limited. He is a non-executive director of Caledonia Mining Corporation Plc, a Jersey corporation listed in the United States and the United Kingdom, and he chairs its Audit and Risk Committee.
    Jean Nel (51) (BAcc (Hons), CA (SA), CFA (AIMR))
Independent Non-executive Director
•Chairman: Remuneration Committee
•Member: Audit Committee; Remuneration Committee; and Risk Committee

    Jean Nel was appointed as an independent non-executive director on 30 November 2018. He qualified as a CA(SA) in 1998 and obtained the CFA (AIMR) qualification. Jean has in excess of 20 years’ experience in mining finance and mining executive and operational management. He was appointed to the Aquarius Platinum Board in April 2012 and became CEO of the Group in November 2012, a position he held until Aquarius Platinum was acquired by Sibanye-Stillwater in April 2016. From April 2016 to January 2017, Jean was the CEO of the Platinum division of Sibanye-Stillwater. He is currently a non-executive director of Mimosa Investments which owns the Mimosa platinum mine in Zimbabwe.

    Thoko Mnyango (58) (Dip Juris, BJuris)
Independent Non-executive Director
•Member: Social and Ethics Committee, Nominations Committee and Remuneration Committee.

    Thoko Mnyango was appointed as an independent non-executive director on 1 December 2016. Thoko’s career took off as a prosecutor for the KaNgwane homeland, before becoming a legal advisor for the Eastern Cape Development Corporation. Her experience in the corporate world is vast and spans over 30 years. Thoko has been in executive positions at Gijima Technologies since its inception until 2011. She has held directorships on various company boards including Gijima, EOH Mthombo Proprietary Limited, AllPay Eastern Cape Proprietary Limited, a subsidiary of Absa Limited, and the Ryk Neethling Foundation. Thoko is known as a specialist in business development and bridging the gap between the public and private sectors. Currently she holds the position of CEO of Vitom Holdings Pty (Ltd) and Vitom Brands Communication (Pty) Ltd, since 2010. Thoko is known in both the private and public sectors as a staunch advocate for transformation. Her passion for transformation began in the late 80s when she worked for a Johannesburg based NGO which focused on community development.

    Prudence Lebina (42) (BCom; Higher Diploma (Accounting), Certificate in Business Leadership, CA (SA))
Independent Non-executive Director
•Chairperson: Risk Committee
•Member: Audit Committee and Nominations Committee

    Prudence Lebina was appointed independent non-executive director on 3 May 2019. She's a chartered accountant with over 18 years' working experience in corporate finance, business development, private equity, financial reporting and stakeholder management in the mining and financial services sectors.

Prudence is CEO of TriAlpha Investment Management Proprietary Limited, a specialist fixed income investment house managing local and international fixed income portfolios for institutional clients. She was previously CEO and Interim Finance Director of Mahube Infrastructure Limited (previously GAIA Infrastructure Capital Limited) listed on the Main Board of JSE Limited. Prudence is also an independent non-executive of Growthpoint Properties Limited and Telkom SA SOC Limited.

    Charmel Flemming (40) (BAcc (Hons) CA (SA))
Independent Non-executive Director
•Member: Audit Committee; Risk Committee; and Social and Ethics Committee

    Charmel Flemming, appointed as an independent non-executive director on 1 August 2020 is the Founder and CEO of FTwelve, a boutique cloud-based accounting firm. She is also a non-executive director on the boards of MixTelematics and ATKV, having previously held positions at Acorn Agri & Food Limited, KPMG and De Beers. At the latter, she served as a non-executive director for Acorn Agri &

Food Limited and as a trustee on the boards of both the De Beers Benefit Society Medical Aid and De Beers Pension Fund from 2014 to 2018. She is a qualified Chartered Accountant and non-executive director serving on JSE-listed boards and an advocate for diversity in the financial industry and inclusivity in the boardroom.

Senior Management and Prescribed Officers

    Jaco Schoeman (49) (National Diploma (Analytical Chemistry), BTech (Analytical Chemistry))
Chief Operating Officer

    Jaco Schoeman joined DRDGOLD in 2011 as Executive Officer: Business Development to focus on expanding the group’s surface retreatment business and extracting maximum value from existing resources. In July 2014, he was appointed Operations Director: Ergo Mining Operations Proprietary Limited.

    Shalin Naidoo (46) (BTech, MBA)
Chief Information and Technology Officer

Shalin Naidoo joined DRDGOLD as Chief Information and Technology Officer on 2 November 2021. Ranked amongst South Africa’s Top 8 Visionary CIOs by the institute of IT Professionals in South Africa (IITPSA) and International Data Corporation CIO of the Year in 2019, he has 10 years’ experience in leadership and strategy. He has worked previously in the mining sector for Anglo American Platinum and Tronox.

    Henry Gouws (54) (National Higher Diploma (Extraction Metallurgy), MDP. EPD)
Managing Director: Ergo

Henry Gouws is the Managing Director of Ergo. Henry has over 30 years’ experience in the mining industry. He graduated from Technikon Witwatersrand and obtained a National Diploma in Extraction Metallurgy in 1990 and a National Higher Diploma in Extraction Metallurgy. He completed a Management Development Programme in 2003 through Unisa School of Business Leadership and an Executive Development Programme in 2012 through the University of Stellenbosch Business School. He was appointed Operations Manager of Crown in January 2006 and General Manager in July 2006.He was appointed to his current position on 1 October 2011.

Mark Burrell (61) (BCom (Accounting), MDP)
Financial Director: Ergo

Mark Burrell is the Financial Director of Ergo. Mark holds a BCom Accounting degree and has completed a Management Development Programme and has over 25 years’ experience in the mining sector. He joined DRDGOLD in 2004 on a consulting basis and later that year, was appointed as Financial Manager of the Blyvooruitzicht operation. He was appointed as Financial Director of Ergo in January 2012. Mark serves as a director on the board of Rand Refinery Proprietary Limited.

    Kevin Kruger (55) (BscEng (Mechanical Engineering), MDP, PMD, Government Certificate of Competency (Mines))
Managing Director: FWGR

    Kevin Kruger has 34 years’ experience in the mining industry in Africa. He joined the mining industry in January 1987 as a second year engineering student. Kevin graduated from the University of Witwatersrand at the end of 1989 obtaining his BSc (Mechanical Engineering) and his government certificate of Competency (mines) during 1993. Kevin was appointed as junior engineer in December 1989, section engineer in March 1994 and engineer in September 1994. He was appointed as engineering manager in 2003, general manager- technical services in 2004 and managing director in Chizimgold in 2010. On 1 October 2013 he was appointed as Technical Director at Ergo where he was responsible for the environmental, health and safety, mineral resources and engineering portfolios. On 1 August 2018, Kevin was appointed Managing Director of FWGR.

    Henriette Hooijer (43) (BCom (Hons), CA(SA))
Financial Director: FWGR

    Henriette Hooijer is the Financial Director of FWGR. She joined DRDGOLD in May 2016 and was appointed as Financial Director of FWGR in August 2018. Before joining DRDGOLD, she spent 11 years in the professional services industry at KPMG, performing, inter alia, audits of listed companies in the mining industry, including SEC registrants.

    Kgomotso Mbanyele (42) (ACG)
Company Secretary

Kgomotso Mbanyele was appointed as the Company Secretary of DRDGOLD on 25 October 2023. She has over 14 years' experience working in the company secretarial field, with over 11 years of these in the mining industry. Kgomotso previously served as a company secretarial officer for Gold Fields Limited and more recently as the assistant group company secretary of Sibanye-Stillwater Limited. She is a qualified Associate Company Secretary with the Chartered Governance Institute of Southern Africa.
Elise Beukes (46) (BProc)
Company Secretary

Elise Beukes was appointed as Company Secretary of DRDGOLD with effect from October 01, 2019 and ceased to be an employee and company secretary of the company with effect from July 31, 2023 . She has broad governance experience in all aspects of commercial law, having spent several years in both litigation and commercial practice as an admitted attorney and four years as corporate legal counsel. She has dealt extensively with broad-based black economic empowerment structures, employee ownership schemes, enterprise development and share incentive schemes involving complex company restructuring for both multi-nationals and large local entities. She has extensive knowledge on the new Companies Act and has particular interests in company secretarial and corporate governance matters.

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

6B. COMPENSATION
    Our MOI provide that the directors' fees should be determined from time to time in a general meeting or by a quorum of Non-Executive Directors. The total amount of directors' remuneration paid and or accrued for the year ended June 30, 2023 was R43.6 million.

    Non-Executive Directors received the following fees for fiscal year 2023:
•Base fee as Non-Executive Chairman of R1,500,000 per annum up to December 1, 2022 and R1,575,000 thereafter;
•Base fee as Lead Independent Non-Executive Director of R850,000 per annum up to December 1, 2022 and R892,500 thereafter;
•Base fee as Non-Executive Directors of R430,000 per annum up to December 1, 2022 and R451,500 thereafter;
•Annual fee for the Audit Committee Chairman of R180,000 up to December 1, 2022 and R189,000 thereafter;
•Annual fee for an Audit Committee member of R120,000 up to December 1, 2022 and R126,000 thereafter;
•Annual fee for the Risk Committee Chairman of R140,000 (excluding fee received as a committee member) from December 1, 2022 and R147,000 thereafter.
•Annual fee for a Risk Committee member of R100,000 from December 1, 2022 and R105,000 thereafter .
•Annual fee for the Chairman of Remuneration Committee R140,000 (excluding fee received as a committee member) up to December 1, 2022 and R147,000 thereafter;
•Annual fee for a member of the Remuneration Committee of R100,000 each up to December 1, 2022 and R105,000 thereafter;
•Annual fee for Chairman of the Social and Ethics Committee of R140,000 (excluding fee received as a committee member) up to December 1, 2022 and R147,000 thereafter;
•Annual fee for a member of the Social and Ethics Committee of R90,000 each up to December 1, 2022 and R94,500 thereafter;
•Per meeting fee for the Investment Committee Chairman of R37,000.
•Per meeting fee for an Investment Committee member of R25,000.
•Hourly rate of R3,240 up to December 1, 2022 and thereafter the director will be remunerated if determined appropriate for additional services provided;
•Daily fee of R24,299 up to December 1, 2022 and thereafter the director will be remunerated if determined appropriate for additional services provided;
•Ad-hoc fee for additional special meetings of R25,000 per meeting after December 1, 2022. Payable only in out of the ordinary circumstances; and
•Fees per annum for the Chairman of the board and the Lead Independent Non-Executive Director are all-inclusive i.e. they will not receive Committee membership fees

The following table sets forth the compensation for our directors and prescribed officers for the year ended June 30, 2023.
The disclosure detailed in this table is consistent with the disclosure requirements of the Companies Act, 2008 (Act 71 of 2008) and the JSE Listings Requirements.

Directors / Prescribed Officer	Total remuneration recognised during the year	Short-Term Incentives recognised related to this cycle	Discretionary Short-Term Incentives related to this cycle(1)	Long-term Incentives settled during this cycle	Total remuneration related to this cycle
	R'000	R'000	R'000	R'000	R'000
Executive directors
D J Pretorius	8,167	7,732	1,317	6,114	23,330
A J Davel	5,072	4,778	814	2,959	13,623
	13,239	12,510	2,131	9,074	36,953
Non-executive directors
T J Cumming	1,633	—	—	—	1,633
E A Jeneker	925	—	—	—	925
J A Holtzhausen	823	—	—	—	823
T B V N Mnyango	773	—	—	—	773
J J Nel	860	—	—	—	860
K P Lebina	849	—	—	—	849
C D Flemming	806	—	—	—	806
	6,669	—	—	—	6,669
Prescribed officers (2)
W J Schoeman	4,815	4,778	814	2,959	13,366
E Beukes	1,511	—	—	437	1,948
	6,326	4,778	814	3,396	15,314

Total	26,235	17,288	2,945	12,470	58,936

(1) Awarded after June 30, 2023
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

Compensation of key management

Refer to Item 18. ‘‘Financial Statements – Note 19.2 – Directors' and prescribed officers' emoluments’’ for the total compensation paid to key management (including executive and non-executive directors as well as prescribed officers).

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

Performance measures
The STI is funded out of a pool created from the Adjusted Free Cash Flow (“Adjusted FCF”) generated by DRDGOLD in the financial year:
• Adjusted FCF is defined for the performance measure as cash generated from operations, less capital expenditure (“Capex”), and tax. In the budgeting process, if the Group believes that any Capex, Investment or other item/s should be excluded or amortised or treated in any different way for determining Adjusted FCF at the end of the year, they may make representations to the Remuneration Committee on the treatment of such item/s for the purposes of calculating Adjusted FCF for purposes of the STI pool. Remco has absolute discretion in approving the treatment of such items;
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
The Group performance measures set out by the Remuneration Committee and the weightings for FY2023 are as follows:
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

New single incentive plan
To remain aligned with the latest developments in remuneration policy and to stay current with the demands of governance as well as remain competitive within the industry, the Remuneration Committee conducted a review of the current short-term and long-term incentive schemes, with the assistance of external independent advisors. The outcome of the review informed the introduction of a new simplified, Single Incentive Plan incorporating a deferred share plan, intended to replace the existing scheme in 2024. The new plan is subject to shareholder approval at the 2023 AGM.

The Single Incentive Plan recognises the difficulties in setting stretching but realistic performance targets in a volatile economic environment. Its aim is to move beyond measurement criteria, which is focused chiefly on inflexible financial performance and give balanced weightings to financial and non-financial measures to ensure executives and senior management are held to appropriate pay-for-performance standards without being penalised unduly for factors outside their control.

The Remuneration Committee has approved and recommended for approval by the Board, the principles of the Single Incentive Plan which consists of a Single Incentive Policy ("Policy") and a Deferred Share Plan ("DSP").

Salient features of the DRDGOLD single incentive policy

Single incentive plan

Components and determination:
Single Incentive = Free Cash Flow Portion + Scorecard Portion
whereby:

Free Cash Flow Portion = free cash flow for the relevant financial year x 10% x personal share*.
Scorecard Portion = cost-to-company x scorecard on-target percentage x performance multiplier.
*The personal share of the Free Cash Flow pool is capped at 50% of cost to Company. Personal share determined jointly by the chief Executive Officer and the Chief Financial Officer and approved by Remco

Participants	Full time employees from category 19 to 26 excluding non-executive directors.
Pay-out form	Cash payment (short-term component) Cash payment = Single Incentive x 67%;	DRD Gold Shares (long-term component) Deferred DRDGOLD shares = Single Incentive x 33% + any approved retention award.
Pay-out period	Settled annually for all employees	Vesting over 5 years at 20% per annum for Category 25 and 26 (F band) and over 3 years at 33% per year for Category 19 to 24 (E and D band) participants, without further performance conditions and subject to continued employment.
Basis of award	Group and individual scorecards for initial award. Business unit scorecard to be introduced for subsequent awards.
Safeguards	The quantum and award of the Single Incentive will be tested against certain safeguards including a specified percentage of EBIT and a 1% limitation on the total number of DRDGOLD shares in issue during that year.

Scorecard On-target percentages and weightings	Strategic Level	Typical title	Scorecard On-target Percentage	Performance Multiplier Weighting
				Company	Business Unit*	Personal
	Top Management, Strategic Intent	CEO	90%	90%	0%	10%
		CFO	75%	90%	0%	10%
	General Management, Strategic Execution	Prescribed Officers	60%	90%	0%	10%

Group scorecard

Area	Measure	Weight	Threshold	Target	Stretch	Measures
			0%	100%	200%
Shareholders (20%)	Relative Total Shareholder Return	10%	Median	Halfway between median / UQ	Upper quartile	Relative to that of comparators
	Return on Equity	10%	Cost of equity	Cost of equity plus 3%	Cost of equity plus 6%	Return higher than Cost equity
Financial (30%)	Cash operating cost (R/ton)	10%	115% x Budget	110% x Budget	Budget	Based on the achievement vs budget, noting that budget is already a stretch target since it is based on “nameplate” capacity without de-risking for probable downtime.
	Cash operating cost (R/kg)	10%
	All-in Sustaining Cost (R per kg)	10%
Operations (30%)	Production (kgs)	15%%	85% x Budget	90% x Budget	Budget	Based on the achievement vs budget, noting that budget is already a stretch target since it is based on “nameplate” capacity without de-risking for probable downtime.
	Throughput (tons)	15%
Current scorecard modifier evaluation (ESG factors) (20%)	Environmental	4%	Amber Score (2)	Green Score (3)	Blue Score (5)	Based on current scorecard modifier evaluation, a portfolio of evidence compiled.
	Health & Safety	4%
	Local Economic Development	4%
	Human Resources Development	4%
	Transformation	4%
Performance will be assessed based on the following:
- For "threshold performance" , 0% will be scored for that performance area
- For "on-target performance" , 100% will be scored for that performance area
- For "stretch" , 200% will be scored for that performance area
-Linear vesting will be applied between threshold, on-target and stretch.

Notes
1.In addition to the financial conditions in the scorecard, free cash flow is reflected in the separate free cash flow portion of the incentive and in the determination of the cash vs deferred portion of the Single Incentive
2.Retention award means a discretionary award of deferred shares
3.In addition to the modifier scorecard evaluation, failures in governance and environmental compliance are considered in the malus and clawback provisions of the Single Incentive
4.In addition to the safety condition measured in terms of LTIFR, fatalities are considered in the malus and clawback provisions for the Single Incentive

Service Agreements

Service contracts negotiated with each executive and non-executive director incorporate their terms and conditions of employment and are approved by our Remuneration Committee.

The Company’s current executive directors, Mr. D.J. Pretorius and Mr. A.J. Davel, entered into agreements of employment with us, on January 1, 2009 and January 1, 2015, respectively. These agreements regulated the employment relationship with Messrs. D.J. Pretorius and A.J. Davel during the year ended June 30, 2023.

On July 1, 2022 Mr. D J Pretorius entered into a new agreement of employment for a period of 3 years and thereafter it continues indefinitely until terminated by either party on not less than three months’ written notice. Under the employment agreement effective up to June 30, 2025 Mr. D J Pretorius receives from us a guaranteed remuneration package of R8.2 million per annum. Mr. D J Pretorius was eligible under his employment agreement, for an incentive bonus of up to 100% of his annual remuneration package in respect of one bonus cycle per annum over the duration of his appointment, on the condition that DRDGOLD achieves certain key performance indicators. In addition, he is eligible to participate in the equity-settled long-term incentive scheme (awarded 549,986 conditional shares in October 2021, 799,595 conditional shares in October 2022 and 436,959 conditional shares in October 2023).

Mr. A J Davel entered into a new employment agreement effective from July 1, 2022 for a period of 3 years and thereafter it continues indefinitely until terminated by either party on not less than three months’ prior written notice. Mr. A J Davel receives from us a guaranteed remuneration package of R5.1 million per annum. Mr. A J Davel is eligible under his employment agreement, for a short term incentive of up to 100% of his annual remuneration package in respect of one bonus cycle per annum over the duration of his appointment, on the condition that DRDGOLD achieves certain key performance indicators. In addition, he is eligible to participate in the equity-settled long-term incentive scheme (awarded 292,796 conditional shares in October 2021, 425,680 conditional shares in October 2022 and 232,624 conditional shares in October 2023)

    Mr. T J Cumming, Mr. E A Jeneker, Mrs. T B V N Mnyango, Mr. J A Holtzhausen, Mr. J J Nel, Ms. K P Lebina and Ms C D Flemming entered into a service agreement which continues indefinitely until terminated by the director not less than one months’ prior written notice, the director is not recommended for re-appointment by the Board, if the director is not reappointed at any AGM, or where grounds exist for termination.

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

6C. BOARD PRACTICES

Board of Directors

As at June 30, 2023 and as at September 30, 2023, the board of directors comprises two Executive Directors (Mr. D J Pretorius and Mr. A J Davel), and seven Non-Executive Directors (Messrs. T J Cumming, J J Nel, E A Jeneker, J A Holtzhausen and Mmes. K P Lebina, T B V N Mnyango, C D Flemming). The Non-Executive Directors are independent under the New York Stock Exchange, or NYSE, requirements (as affirmatively determined by the Board of Directors) and the South African King IV Report except Mr. T Cumming who also serves as an independent non-executive director of Sibanye-Stillwater Limited, DRDGOLD’s controlling shareholder.

In accordance with the King IV Report on corporate governance, as encompassed in the JSE Listings Requirements, and in accordance with the United Kingdom Combined Code, the responsibilities of Chairman and Chief Executive Officer are separate. Mr. T J Cumming is the Non-Executive Chairman, Mr. D J Pretorius is the Chief Executive Officer and Mr. A J Davel is the Chief Financial Officer. The board has established a Nominations Committee, and it is our policy for details of a prospective candidate to be distributed to all directors for formal consideration at a full meeting of the board. A prospective candidate would be invited to attend a meeting and be interviewed before any decision is taken. In compliance with the NYSE rules a majority of independent directors will select or recommend director nominees.

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

Directors' Terms of Service

    The following table shows the date of appointment and number of years until expiration of the directors' current term of service since the latest AGM (November 29, 2022) of each of the directors as at June 30, 2023:

Director	Title	Year first appointed	Term of current office since latest AGM[1]
D J Pretorius	Chief Executive Officer	2008	1 year
A J Davel	Chief Financial Officer	2015	2 years
T J Cumming	Non-Executive Director	2020	3 years
E A Jeneker	Non-Executive Director	2007	2 years
J A Holtzhausen	Non-Executive Director	2014	1 year
T B V N Mnyango	Non-Executive Director	2016	1 year
J J Nel	Non-Executive Director	2018	3 years
K P Lebina	Non-Executive Director	2019	2 years
C D Flemming	Non-Executive Director	2020	3 years

1In terms of clause 25 of the MOI, one third of the directors (executive and non-executive) for the time being shall retire from office by rotation at each AGM. The directors, eligible and available for re-election, will renew their term of service director with effect from the end of the AGM, if re-elected.

Executive Committee

    As at June 30, 2023, the Executive Committee consisted of Mr. D J Pretorius (Chairman), Mr. A J Davel, Mr. W J Schoeman and Ms. E Beukes. Ms. E Beukes resigned as company secretary of the company effective July 31, 2023. Ms. NK Mbanyele was appointed as Company Secretary effective October 25, 2023.

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

Committees of the Board of Directors

Nominations Committee

As at June 30, 2023 the Nominations Committee consisted of T J Cumming (Chairman), E A Jeneker, J A Holtzhausen, T B V N Mnyango and K P Lebina.

The Nominations Committee meets on an ad hoc basis. All members of this committee are independent non-executive directors who are independent according to the definition set out in the NYSE Rules, except for T Cumming. It is chaired by the board chairman who is a non-executive director (“NED”).

The primary role of the committee is to execute the following functions:
•ensure the establishment of a formal process for the appointment of directors;
•ensure that inexperienced directors are developed through a mentorship programme;
•ensure that directors receive regular briefings on changes in risks, laws and the appropriate contribution;
•drive an annual process to evaluate the board, board committees and individual directors;
•ensure that succession plans for the board, chief executive officer and senior management appointments are developed and implemented.

The key responsibilities of the Nominations Committee include the following:
•make recommendations to the board on the appointment of new directors;
•make recommendations on the composition of the board and the balance between executive and non-executive directors appointed to the board;
•review board structure, size and composition on a regular basis;
•make recommendations on directors eligible to retire by rotation; and
•apply the principles of good corporate governance and best practice in respect of nominations matters.

Remuneration Committee

As at June 30, 2023 the Remuneration Committee consisted of J J Nel (Chairman), E A Jeneker, J A Holtzhausen, T B V N Mnyango and T J Cumming.

The Remuneration Committee meets on a quarterly basis. All members of this committee are independent non-executive directors who are independent according to the definition set out in the NYSE Rules, except for T J Cumming. It is chaired by an independent non-executive director.

The committee has a mandate to offer competitive packages that will attract and retain executives of the highest caliber and encourage and reward superior performance. Industry surveys are provided for comparative purposes, and to assist the committee in the formulation of remuneration policies that are market related.

Audit Committee

As at June 30, 2023 the Audit Committee consisted of J A Holtzhausen (Chairman), J J Nel, K P Lebina and C D Flemming.

All members of the Audit Committee are independent according to the definition set out in the NYSE Rules. The committee’s charter deals with all the aspects relating to its functioning.

    The Audit Committee charter sets out the committee’s terms of reference which include responsibility for:
•appointment and oversight of external auditors, audit process and financial reporting;
•oversight of internal audit;
•overseeing the integrated reporting and assurance model;

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

The committee is responsible for making recommendations to appoint, reappoint or remove the external auditors, and the designated external audit partner as well as determining their remuneration and terms of engagement. In accordance with its policy, the committee preapproves all audit and non-audit services provided by the external auditors. BDO South Africa Inc. was appointed by shareholders at the last AGM on November 29, 2022 to perform DRDGOLD’s external audit function, such appointment was made by the shareholders in accordance with the laws of South Africa and upon recommendation from the board following the Audit Committee recommendations. To comply with section 10(1)(a) of the Auditing Profession Act, 26 of 2005, the Independent Regulatory Board for Auditors (“IRBA”) published the rule on Mandatory Audit Firm Rotation (“MAFR”) for auditors of all public interest entities, as defined in section 290.25 to 290.26 of the amended IRBA Code of Professional Conduct for Registered Auditors. An audit firm, including a network firm as defined in the IRBA Code of Professional Conduct for Registered Auditors, shall not serve as the appointed auditor of a public interest entity for more than 10 consecutive financial years. Thereafter, the audit firm will only be eligible for reappointment as the auditor after the expiry of at least five financial years. The requirement is effective for financial years commencing on or after 1 April 2023. KPMG Inc. has been the appointed auditors since 2003 and the Company has decided to early adopt the MAFR rule and appoint new auditors – BDO South Africa Inc. for the 30 June 2023 financial year.

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

Risk Committee

As at June 30, 2023 the Risk Committee consisted of K P Lebina (Chairwoman), D J Pretorius, J J Nel, C D Flemming and T J Cumming.

Roles and responsibilities:
•Oversee the development and annual review of a policy and plan for risk management to recommend for approval to the Board
•Ensure that risk management assessments are performed on a continuous basis
•Ensure that reporting on risk management is complete, timely, accurate and accessible
•Oversee that the risk management plan is widely disseminated throughout the company and integrated in the day-to-day activities of the company
•Ensure that frameworks and methodologies are implemented to increase the possibility of anticipating unpredictable risks
•Ensure that management considers and implements appropriate risk responses
•Ensure co-ordination with the audit committee who will be responsible for the risk management process as far as internal controls, financial reporting and IT risks are concerned.

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

Social and Ethics Committee

As at June 30, 2023, the Social and Ethics Committee consisted of E A Jeneker (Chairman), A J Davel, T B V N Mnyango and C D Flemming
    The Social and Ethics Committee is a statutory body established in terms of section 72 of the Companies Act, 2008; the objectives of which are to facilitate transformation and sustainable development by, inter alia, promoting transformation within the Company and economic empowerment of previously disadvantaged communities particularly within the areas where the Company conducts business; striving towards achieving the goal of equality as the South African Constitution and other legislation require within the context of the demographics of the country at all levels of the Company and its subsidiaries; and conducting business in a manner which is conducive to internationally acceptable environmental and sustainability standards.

The following terms of reference were approved by the board to enable the committee to function effectively. These are to be responsible for and make recommendations to the board with respect to the following matters:
•monitor the Company’s activities regarding the 10 principles set out in the United Nations Global Compact Principles and the Organisation for Economic Co-operation and Development recommendations regarding Corruption, the Global Industry Standards on Tailings Management, the United Nations SDGs. the Employment Equity Act and the Broad Based Black Economic Empowerment Act;
•maintaining records of sponsorship, donations and charitable giving;
•reviewing matters relating to the environment, health and public safety, including the impact of the company’s activities and of its products or services;
•reviewing matters relating to labor and employment
•reviewing and recommending the company’s code of ethics;
•reviewing and recommending any corporate citizenship policies;
•reviewing significant cases of employee conflicts of interests, misconduct or fraud, or any other unethical activity by employees or the Company

Investment Committee

As at June 30, 2023, the Investment Committee consisted of J J Nel (Chairman), T J Cumming, J A Holtzhausen, E A Jeneker and K P Lebina
The Investment Committee assist the Board to oversee the allocation of capital and investment activities in line with the Company's strategy.
Roles and responsibilities:
•Assess capital projects and investment opportunities;
•Seek to ensure that project and investment guidelines and other procedures for the allocation of capital are consistently and properly applied;
•Consider and recommend to the Board potential projects, acquisitions and disposals in line with strategy
•Ensures due diligence procedures are followed
•Monitors progress throughout the project lifecycle and periodically reports any findings to the Board
6D. EMPLOYEES

Employees

    The total number of employees at June 30, 2023, of 3,082 comprises 2,155 specialized service providers and 927 employees who are directly employed by us and our subsidiary companies. Of the 927 employees directly employed by us and our subsidiary companies, 27 employees are on a fixed term employment contract.

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

    The total number of employees at September 30, 2023, of 3,443 comprises 2,523 specialized service providers and 920 employees who are directly employed by us and our subsidiary companies. Of the 920 employees directly employed by us and our subsidiary companies, 38 employees are on a fixed term employment contract.

    All of our employees are based at our operations that operate exclusively in South Africa.

Labor Relations

    As at June 30, 2023, approximately 85% of our Ergo employees and 82% of our FWGR employees are members of trade unions or employee associations. South Africa's labor relations environment remains a platform for social reform. The National Union of Mineworkers, (“NUM”), one of the main South African mining industry unions, is influential in the tripartite alliance between the ruling African National Congress, the Congress of South African Trade Unions, (“COSATU”), and the South African Communist Party as it is the biggest affiliate of COSATU. The relationship between management and labor unions remains cordial. The organized labor coordinating forum meets regularly to discuss matters pertinent to both parties.

    A three-year wage agreement was reached with organized labor at FWGR in November 2021 and a new three-year wage agreement was concluded at Ergo in fiscal year 2022.

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

Safety statistics

    Due to the importance of our labor force, we continuously strive to create a safe and healthy working environment. The following are our fiscal 2023 overall safety statistics for our operations:

(Per million man hours)	Ergo		FWGR		Consolidated
	Year ended June 30,		Year ended June 30,		Year ended June 30,
	2023	2022	2023	2022	2023	2022
Lost time injury frequency rate (LTIFR)[1]	1.44	2.14	1.87	—	1.50	1.84
Reportable incidence frequency rate (RIFR)[1]	0.96	0.76	1.87	—	1.09	0.66
Fatalities	—	—	—	—	—	—
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

As of June 30, 2023, directors and prescribed officers do not hold any options to purchase ordinary shares.

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

Equity-Settled Long-Term Incentive Scheme
On December 2, 2019 shareholders approved an Equity-Settled Long-Term Incentive Scheme (“Scheme”) for purposes of replacing the current Cash-Settled Long-Term Incentive Scheme. The Cash-Settled Long-Term incentive scheme has a finite life and comes to an end with the vesting of the last phantom shares during fiscal year 2021. Certain key features of the Scheme are:
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
Award of Conditional Shares
Pursuant to the Scheme, the Company’s Remuneration Committee will resolve, on an annual basis, to award “Conditional Shares” (“Award”) which are comprised of:
•“Performance Shares” which are subject to conditions, as set out in the rules of the Scheme and performance conditions; and
•“Retention Shares” which are subject to conditions, as set out in the rules of the Scheme.
Participants are not required to pay for Awards or Shares Settled in terms of vested Awards.
Annual awards of Conditional Shares will be made, in two forms:
•80% of the Award will be comprised of Performance Shares
•20% of the Award will be comprised of Retention Shares

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
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A. MAJOR SHAREHOLDERS

    As of September 30, 2023, our issued capital consisted of:
•864,588,711 ordinary shares of no par value; and
•5,000,000 cumulative preference shares.

    To our knowledge, as of June 30, 2023, we were not directly or indirectly owned or controlled by another corporation or any person or foreign government, other than the controlling interest held by Sibanye-Stillwater.

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

Other than the above, there are no arrangements, the operation of which may at a subsequent date result in a change in control of us.

    Based on information available to us, as of September 30, 2023:
•there were 11,712 record holders of our ordinary shares in South Africa, who held 555 980 439 or approximately 64.3% of our ordinary shares;
•there was one record holder of our cumulative preference shares in South Africa, who held 5,000,000 ordinary shares or 100% of our cumulative preference shares;
•there were 49 US record holders of our ordinary shares, who held approximately 39,448,559 ordinary shares or approximately 4.6% of our ordinary shares excluding those shares held as part of our ADR program; and
•there were 611 registered holders of our ADRs in the United States, who held approximately 243,678,540 shares (24,367,854) ADRs) or approximately 28.2% of our ordinary shares.

    The following table sets forth information regarding the beneficial ownership of our ordinary shares as of September 30, 2022, by:
•each of our directors and prescribed officers; and
•any person whom the directors are aware of as at September 30, 2023 who is interested directly or indirectly in 1% or more of our ordinary shares. There was significant change in the percentage ownership of the major shareholders over the preceding three years. During fiscal year 2020 Sibanye-Stillwater exercised the option granted to it to subscribe for such number of new ordinary shares in the share capital of DRDGOLD for cash resulting in Sibanye-Stillwater holding in aggregate 50.1% of all Shares in issue (including treasury shares). Sibanye-Stillwater subscribed for 168,158,944 ordinary shares.

	Shares Beneficially owned
Holder	Number	Percent of outstanding ordinary shares
Directors/prescribed officers
D.J. Pretorius	999,816	*
A.J. Davel	338,756	*

Other
SIBANYE GOLD PTY LTD	433 158 944	50.10%
THE BANK OF NEW YORK MELLON DR	243 780 546	28.20%
GOVERNMENT EMPLOYEES PENSION FUND P	28 128 958	3.25%
JPMC-VANGUARD BBH LENDING ACCOUNT	11 643 202	1.35%
CLEARSTREAM BANKING S.A LUXEMBOURG	9 509 407	1.10%
STATE STREET BANK AND TRUST CO-OMNI	9 039 710	1.05%

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

7B. RELATED PARTY TRANSACTIONS

    Transactions with related parties are disclosed in Item 18. ‘‘Financial Statements - Note 5.1 – Cost of sales’’

Remuneration paid to key management is disclosed in Item 18. ‘‘Financial Statements - Note 19.2 – Directors' and prescribed officers' emoluments’’

7C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

1.Please refer to Item 18. Financial Statements.

2.Please refer to Item 18. Financial Statements.

3.Please refer to Item 18. Financial Statements.

4.The last year of audited financial statements is not older than 15 months.

5.Not applicable.

6.Not applicable.

7.Please refer to Item 4D. Property, plant and equipment—Legal aspects and permitting

8.DRDGOLD’s dividend policy is to return excess cash over and above the predetermined cash buffer and cash that has been reserved for specific capital projects to its shareholders. Dividends are proposed by the Audit Committee and approved by the Board based on the quarterly management accounts presented to the Board. Please refer to Item 10B. Memorandum and articles of association.

8B. SIGNIFICANT CHANGES

    Significant changes that have occurred since June 30, 2023, the date of the last audited financial statements included in this Annual Report, are discussed in the relevant notes to the financial statements under Item 18. Financial Statements.

ITEM 9. THE OFFER AND LISTING

9A. OFFER AND LISTING DETAILS

    The principal trading market for our equity securities is the JSE (symbol: DRD). Additionally, the A2X (listed on September 5, 2023) and our ADSs trade on the New York Stock Exchange (symbol: DRD). The ADRs are issued by The Bank of New York Mellon, as depositary. Each ADR represents one ADS and each ADS represents ten of our ordinary shares. Until July 23, 2007, each ADS represented one of our ordinary shares.

The cumulative preference shares are not traded on any exchange.
    There have been no trading suspensions with respect to our ordinary shares on the JSE during the past three years ended June 30, 2023, nor have there been any trading suspensions with respect to our ADRs on the New York Stock Exchange since our listing on that market.

9B. PLAN OF DISTRIBUTION

    Not applicable.

9C. MARKETS

Nature of Trading Markets

    See “Offer and Listing Details” above.

9D. SELLING SHAREHOLDERS

    Not applicable.
9E. DILUTION

    Not applicable.

9F. EXPENSES OF THE ISSUE

    Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10A. SHARE CAPITAL

    Not applicable.

10B. MEMORANDUM AND ARTICLES OF ASSOCIATION

    As of June 30, 2023, we had authorized for issuance 1,500,000,000 ordinary shares of no par value (as of September 30, 2023: 1,500,000,000), and 5,000,000 cumulative preference shares of R0.10 par value (as of September 30, 2023: 5,000,000). On this date, we had issued 864,588,711 ordinary shares (as of September 30, 2023: 864,588,711) and 5,000,000 cumulative preference shares (as of September 30, 2023: 5,000,000).

    Set out below are brief summaries of certain provisions of our Memorandum of Incorporation, or our MOI, the Companies Act of South Africa and the JSE Listings Requirements, all as in effect on June 30, 2023 and September 30, 2023. The summary does not purport to be complete and is subject to and qualified in its entirety by reference to the full text of the MOI, the Companies Act, and the JSE Listings Requirements.

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

    The remuneration of non-executive directors is typically determined by the board, but subject to approval by the shareholders at the AGM of the Company. In terms of section 65(11)(h) of the Companies Act, 2008 read with sections 66(8) and 66(9) thereof, remuneration may only be paid to directors for their services as directors in accordance with a special resolution approved by the shareholders within the previous 2 (two) years. A special resolution was passed at the 2022 AGM on November 28, 2022 to change the structure of the NED remuneration.

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

Winding-up

    If we are wound-up, then the assets remaining after payment of all of our debts and liabilities, including the costs of liquidation, shall be applied to repay to the shareholders the amount paid up on our issued capital and thereafter the balance shall be distributed to the shareholders in proportion to their respective shareholdings. On a winding up, our cumulative preference shares rank, in regard to all arrears of preference dividends, prior to the holders of ordinary shares. As of June 30, 2023 and September 30, 2023, no such dividends have been declared. Except for the preference dividend and as described in this Item our cumulative preference shares are not entitled to any other participation in the distribution of our surplus assets on winding-up.

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

Directors’ power to vote compensation to themselves

    The remuneration of non-executive directors may not exceed in any financial year the amount fixed by the Company in a general meeting. The Companies Act requires that remuneration to non-executive directors may be paid only in accordance with a special resolution approved by shareholders within the previous two years.

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

10C. MATERIAL CONTRACTS

Agreement to purchase BESS
     Ergo is currently developing the Solar Power Project to address the existing impact of load shedding, potential future power shortages and escalating electricity prices. The Solar Power Project includes the installation of a battery energy storage system. In May 2023, Ergo entered into an agreement with Nidec ASI SA (“Nidec”), pursuant to which Nidec will supply a Battery Energy Storage System (“BESS”) of the Solar Plant. The BESS forms an integral part of keeping the Ergo plant and Brakpan/Withok TSF operating at planned capacity.

The contract price for the BESS amounts to €62.5 million and will be settled based on certain specified payment milestones. Each payment milestone ranges from 5% to 20% of the contract price and is expected to be settled in full by fiscal year 2025.

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

    Although exchange controls have been gradually relaxed since 1998, unlimited outward transfers of capital are not permitted at this stage. Some of the more salient changes to the South African exchange control provisions over the past few years have been as follows:

•corporations wishing to invest in countries outside the Common Monetary Area, in addition to what is set out below, apply for permission to enter into corporate asset/share swap and share placement transactions to acquire foreign investments. The latter mechanism entails the placement of the locally quoted corporation's shares with long-term overseas holders who, in payment for the shares, provide the foreign currency abroad which the corporation then uses to acquire the target investment;
•corporations wishing to establish new overseas ventures are permitted to transfer offshore up to R500 million to finance approved investments abroad and up to R500 million to finance approved new investments in African countries on an annual bases. Approval from the SARB is required in advance for investments in excess of R500 million. On application to the SARB, corporations are also allowed to use part of their local cash holdings to finance up to 10% of approved new foreign investments where the cost of these investments exceeds the current limits;
•as a general rule, the SARB requires that more than 10% of equity of the acquired off-shore venture is acquired within a predetermined period of time, as a prerequisite to allowing the expatriation of funds. If these requirements are not met, the SARB may instruct that the equity be disposed of. In our experience the SARB has taken a commercial view on this, and has on occasion extended the period of time for compliance; and
•remittance of directors' fees payable to persons permanently resident outside the Common Monetary Area may be approved by authorized dealers, in terms of the Rulings.

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

    Persons who emigrate from South Africa are entitled to take limited amounts of money out of South Africa as a settling-in allowance. The balance of the emigrant's funds will be blocked and held under the control of an authorized dealer. These blocked funds may only be invested in:

•blocked current, savings, interest bearing deposit accounts in the books of an authorized dealer in the banking sector;
•securities quoted on the JSE and financial instruments listed on the Bond Exchange of South Africa which are deposited with an authorized dealer and not released except temporarily for switching purposes, without the approval of the SARB. Authorized dealers must at all times be able to demonstrate that listed or quoted securities or financial instruments which are dematerialized or immobilized in a central securities depository are being held subject to the control of the authorized dealer concerned; or
•mutual funds.

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

    In fiscal years 2023 and 2022, the tax rates for taxable mining income for Ergo was 14.4% and 5% respectively and for FWGR was 29% and 31% respectively. The gold mining tax formula for determining the South African gold mining tax rate for fiscal 2023 was Y = 33 - 165/X (fiscal year 2022: Y = 34 - 170/X) where Y is the percentage rate of tax payable and X is the ratio of taxable income, net of any qualifying capital expenditure that bears to gold mining income derived, expressed as a percentage. The tax rate for non-mining taxable income was 27% and 28% for fiscal years 2023 and 2022 respectively.

On February 23, 2022, the Minister of Finance announced that the corporate income tax (“CIT”) rate will be lowered from 28% to 27% for companies with years of assessment commencing on or after April 1, 2022. The mining operations of the Group accounts for income tax using the gold mining tax formula as opposed to the CIT rate. The gold mining tax formula was changed to Y = 33 - 165/X for years of assessment commencing on or after April 1, 2022. It was further announced that the lowering of the CIT rate will be implemented alongside additional amendments to broaden the CIT base by limiting interest deductions and assessed losses. Section 23M which limits the deduction of interest payable to certain parties who are not subject to tax was significantly widened. A maximum of R1 million or 80% of assessed losses (whichever is greater) is permitted to be set-off against taxable income.

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

U.S. Federal Income Tax Considerations

    The following is a summary of the U.S. federal income tax considerations generally applicable to the U.S. Holder ownership and disposition of ordinary shares or ADRs. Unless otherwise indicated, this discussion addresses only U.S. Holders who hold ordinary shares or ADRs as capital assets (generally, property held for investment) for U.S. federal income tax purposes. This discussion is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder, judicial decisions, published rulings of the Internal Revenue Service (the “IRS”), administrative pronouncements and other relevant authorities, as well as on the income tax treaty between the United States and South Africa (the “Treaty”), all as in effect on the date hereof and all of which are subject to differing interpretations and change, possibly on a retroactive basis. There can be no assurance that the IRS would not assert, or that a court would not sustain, a position contrary to any of the considerations discussed herein.

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

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of ordinary shares or ADRs that is, for U.S. federal income tax purposes:

•a citizen or individual resident of the United States;
•a corporation (or any entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;
•an estate the income of which is subject to U.S. federal income tax without regard to its source; or
•a trust (i) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) if the trust has made a valid election to be treated as a U.S. person.

    If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) owns any ordinary shares or ADRs, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships (or other entities or arrangements treated as partnerships for U.S. federal income tax purposes) holding any ordinary shares or ADRs and their partners should consult their tax advisors regarding an investment in ordinary shares or ADRs.

    U.S. Holders of ordinary shares or ADRs should consult their tax advisors regarding the U.S. federal income tax considerations applicable to the ownership and disposition of ordinary shares or ADRs in light of their particular circumstances as well as any considerations to them arising under the tax laws of any foreign, state or local taxing jurisdiction.

U.S. Holders of ADRs
    For U.S. federal income tax purposes, a U.S. Holder of ADRs will be treated as the owner of the ordinary shares represented by such ADRs. Exchanges of ordinary shares for ADRs and ADRs for ordinary shares will generally not be subject to U.S. federal income tax.

Distributions

    Subject to the discussion below under the heading “Passive Foreign Investment Company”, the gross amount of any distributions received by a U.S. Holder on ordinary shares or ADRs (including any amounts withheld in respect of South African withholding taxes) will generally be subject to tax to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, and will be includible in the gross income of a U.S. Holder on the day actually or constructively received. For U.S. federal income tax purposes, the gross amount of any distributions received by a U.S. Holder will generally equal the U.S. dollar value of the sum of the South African rand payments made (including any amounts withheld in respect of South African withholding taxes), determined at the “spot rate” on the date the dividend distribution is includable in such U.S. Holder's income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date a U.S. Holder includes the dividend payment in income to the date such holder converts the payment into U.S. dollars will be treated as ordinary income or loss.

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

    An individual or other non-corporate U.S. Holder may be subject to tax on any such dividends at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) the ordinary shares or ADRs are readily tradable on an established securities market in the United States, or we are eligible for the benefits of a qualifying income tax treaty, (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period requirements are met. Dividend income derived with respect to the ordinary shares or ADRs will not be eligible for the dividends received deduction generally allowed to a U.S. corporation. U.S. Holders should consult their tax advisors regarding the U.S. federal income tax rate that will be applicable to their receipt of any dividends paid with respect to the ordinary shares and ADRs.

    For U.S. foreign tax credit purposes, dividends received on ordinary shares or ADRs common shares will generally be treated as income from foreign sources and will generally constitute passive category income. Subject to certain conditions and limitations, a U.S. Holder eligible for the benefits of an applicable income tax treaty may be eligible to claim a foreign tax credit in respect of any South African income taxes paid or withheld with respect to dividends on ordinary shares or ADRs to the extent such taxes are nonrefundable under the Treaty. The rules governing foreign tax credits are complex, and recently issued final U.S. Treasury regulations (“Final FTC Regulations”) have imposed additional requirements that must be met for a foreign tax to be creditable for U.S. Holders that do not elect to apply, or do not qualify for, the benefits of the Treaty. A recent notice from the IRS indicates that the U.S. Treasury and the IRS are considering proposing amendments to such regulations and allows taxpayers, subject to certain conditions, to defer the application of many aspects of such regulations for taxable years ending on or before December 31, 2023 (the notice also indicates that the U.S. Treasury and the IRS are considering whether, and under what conditions, to provide additional temporary relief for later taxable years). Alternatively, a U.S. Holder may elect to deduct such taxes in computing its taxable income for U.S. federal income tax purposes. A U.S. Holder’s election to deduct foreign taxes instead of claiming foreign tax credits applies to all creditable foreign income taxes paid or accrued in the relevant taxable year. The rules regarding foreign tax credits and the deductibility of foreign taxes are complex. All U.S. Holders should consult their tax advisors regarding the availability of foreign tax credits and the deductibility of foreign taxes in light of their particular circumstances.

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

    If we are a PFIC for any taxable year during which a U.S. Holder holds ordinary shares or ADRs, the U.S. Holder would be subject to special rules with respect to any (i) gain recognized upon the disposition of the ordinary shares or ADRs and (ii) receipt of an excess distribution (generally, any distributions to a U.S. Holder during a taxable year that is greater than 125% of the average amount of distributions received by such U.S. Holder during the three preceding taxable years in respect of the ordinary shares or ADRs or, if shorter, such U.S. Holder's holding period for the ordinary shares or ADRs). Under these rules:

•the gain or excess distribution will be allocated ratably over a U.S. Holder's holding period for the ordinary shares or ADRs, as applicable;
•amounts allocated to the taxable year of the excess distribution or of the sale or other disposition and to any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxed as ordinary income;
•amounts allocated to each prior year (other than the current taxable year or a pre-PFIC year) will be taxed at the highest tax rate in effect applicable to the U.S. Holder for that year; and
•such amounts will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to such years (other than the current taxable year or a pre-PFIC year).

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

    A U.S. Holder of a PFIC is required to file an annual report with the IRS containing such information as the U.S. Secretary of Treasury may require.

    A U.S. Holder of ordinary shares or ADRs that are treated as “marketable stock” may be able to avoid the imposition of the special tax and interest charge described above by making a mark-to-market election. Pursuant to this election, the U.S. Holder would include in ordinary income or loss for each taxable year an amount equal to the difference between, as of the close of the taxable year, the fair market value of the ordinary shares or ADRs and the U.S. Holder's adjusted tax basis in such ordinary shares or ADRs. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. Holder under the election for prior taxable years. If a U.S. Holder makes a mark-to-market election, then, in any taxable year for which we are classified as a PFIC, tax rules that apply to distributions by corporations that are not PFICs would apply to distributions by us (except that the lower applicable capital gains rate for qualified dividend income would not apply). If a U.S. Holder makes a valid mark-to-market election and we subsequently cease to be classified as a PFIC, the U.S. Holder will not be required to take into account the mark-to-market income or loss described above during any period that we are not classified as a PFIC. In addition, because, as a technical matter, a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. U.S. Holders should consult their tax advisors with respect to the application and effect of making the mark-to-market election for their ordinary shares or ADRs.

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

We believe that we were not a PFIC for our taxable year ended June 30, 2023. There can be no assurance regarding our PFIC status for the current taxable year or foreseeable future taxable years, however, because our PFIC status is a factual determination made annually that will depend, in part, upon the composition of our income and assets. The value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined in part by reference to the market price of our ordinary shares or ADRs from time to time (which may be volatile). Because we will generally take into account our current market capitalization in estimating the value of our goodwill and other unbooked intangibles, our PFIC status for the current taxable year and foreseeable future taxable years may be affected by our market capitalization.

The rules relating to PFICs are complex. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to their investments in our ordinary shares or ADRs.

Disposition of Ordinary Shares or ADRs

    A U.S. Holder will generally recognize gain or loss on the sale, exchange, or other taxable disposition of ordinary shares or ADRs in an amount equal to the difference between the U.S. dollar value of the amount realized on the disposition and such holder's adjusted tax basis in the ordinary shares or ADRs. Subject to the discussion above under the heading “Passive Foreign Investment Company”, such gain or loss will generally be long-term capital gain or loss if the U.S. Holder’s holding period in the ordinary shares or ADRs exceeds one year. Long-term capital gains of individuals and certain other non-corporate U.S. Holders are generally eligible for a reduced rate of taxation. The deductibility of capital losses is subject to limitations.

Gain or loss recognized by a U.S. Holder on the taxable disposition of ordinary shares or ADRs will generally be treated as U.S. source gain or loss for U.S. foreign tax credit purposes. As a result of recent changes to the foreign tax credit rules (and subject to the IRS notice described above), South African taxes (if any) imposed on disposition gains generally will not be creditable against a U.S. Holder’s U.S. federal income tax liability. U.S. Holders should consult their own tax advisors as to their ability to obtain an exemption from any South African taxes imposed on disposition gains, and the U.S. federal income tax implications of any South African taxes on disposition gains in their particular circumstances.

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

Backup Withholding and Information Reporting
Payments of dividends on, and proceeds from the sale or other taxable disposition of, ordinary shares or ADRs by a U.S. paying agent or other U.S. intermediary will be reported to the IRS and to the U.S. Holder as may be required under applicable regulations. Backup withholding may apply to these payments if the U.S. Holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to comply with applicable certification requirements. Certain U.S. Holders are not subject to backup withholding. U.S. Holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

Information with respect to Foreign Financial Assets

    Certain U.S. Holders may be required to report on IRS Form 8938 information relating to an interest in ordinary shares or ADRs, subject to certain exceptions (including an exception for assets held in accounts maintained by certain financial institutions, although the account itself may be reportable if held at a non-U.S. financial institution). U.S. Holders should consult their tax advisors regarding the effect, if any, of this reporting requirement on their acquisition, ownership and disposition of ordinary shares or ADRs.

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

Our long-term strategy is to remain unhedged and to keep borrowings to a minimum. During fiscal year 2023 we do not hold or issue derivative financial instruments for speculative purposes, nor did we hedge forward gold sales. However, in instances where we need to incur medium-term borrowings to finance growth projects that introduce some liquidity risk to the Group, we may mitigate this liquidity risk by entering into an arrangement to provide price protection against a possible decrease in the rand gold price while borrowings are in place. For example in fiscal 2019 we entered into a hedging instrument in the form of a collar in respect of 50,000 ounces of gold that expired at the end of May 2019.

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

Concentration of credit risk

Credit risk is the risk of financial loss to us if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from our trade and other receivables from customers.

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

Foreign currency risk

    Our reporting and functional currency is South African rand. Although gold is sold in US dollars, the Company is obliged to convert this into rands. No hedges were entered into during fiscal 2023. We are thus exposed to fluctuations in the US dollar/rand exchange rate. Foreign exchange fluctuations affect the cash flow that we will realize from our operations as gold is sold in US dollars, while production costs are incurred primarily in rands. Our results are positively affected when the US dollar strengthens against the rand and adversely affected when the US dollar weakens against the rand. Our cash and cash equivalent balances are mostly held in South African rands.

Liquidity risk - Long-term debt
Set out below is an analysis of our debt as at June 30, 2023 consisting of capital and interest related to lease liabilities. All of our long-term debt is denominated in South African rand.
Interest rate
Total	6.4% - 10.3%
R'm
Repayment period
2024	16.7
2025	9.2
2026	8.5
2027	4.4
2028	2.7
2029	1.3
2030	0.9
2031	0.9
2032	0.9
2033	0.9
2034	0.9
2035	0.9
2036	0.9
2037	0.9
Total	50.0

Based on our fiscal year 2023 financial results, a hypothetical 100 basis points (increase)/decrease in interest rate activity would (increase)/decrease our interest expense by R0.4 million.
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

Depositary Payments

The Bank of New York Mellon, as Depositary, has agreed to reimburse DRDGOLD an annual amount of $75,000 mainly consisting of accumulated contributions towards the Company’s investor relations activities (including investor meetings, conferences and fees of investor relations service vendors). After the deduction of other fees, the annual reimbursement for the year ended June 30, 2023 amounts to approximately $75,000 (June 30, 2022: $11,721, June 30, 2021: $51,944). DRDGOLD is also entitled to a 25% share of the dividend fees which amounts to approximately $90,779 for the year ended June 30, 2023 (June 30, 2022: $93,565, June 30, 2021: $65,551).

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

    There have been no material defaults in the payment of principal, interest, a sinking or purchase fund installment, or any other material defaults with respect to any indebtedness of ours.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

    None

ITEM 15. CONTROLS AND PROCEDURES

15A. Disclosure Controls and Procedures

As of June 30, 2023, our management, with the participation of our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures (as this term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Our management, including the Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures were effective as of June 30, 2023.

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

Internal control over financial reporting includes those policies and procedures that:

•pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;
•provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that our receipts and expenditures are being made only in accordance with authorizations of our management and board; and
•provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

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

Our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2023. In making this assessment, our management used the criteria set forth by the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment and those criteria, our management concluded that as of June 30, 2023 our internal control over financial reporting was effective.

15C. Attestation Report of the independent registered public accounting firm

The effectiveness of internal control over financial reporting as of June 30, 2023 was audited by BDO South Africa Inc., independent registered public accounting firm, as stated in their report on page F-1 of this Form 20-F.

15D. Changes in Internal Control Over Financial Reporting

During the year ended June 30, 2023, there have not been any changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Conduct that applies to all senior executives including our Non-Executive Chairman, the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and the Financial Directors and Managing Directors at our mining operations as well as all other employees. In the last fiscal year we updated the Code of Compliance in compliance with the South African Protection of Personal Information Act. The Code of Conduct can be accessed on the Company’s website at the following web address: www.drdgold.com/about-us/governance.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

    BDO South Africa Inc. has served as our independently registered public accountant for the fiscal year ended June 30, 2023. KPMG Inc. served as our independently registered public accountant for the fiscal years ended June 30, 2022 and 2021. The audited financial statements appear in this Annual Report. The Annual General Meeting elects the auditors annually.

    The following table presents the aggregate fees for professional audit services and other services rendered by BDO South Africa Inc. and KPMG Inc. to us in fiscal year 2023 and 2022 respectively:

Audit Fees

Audit fees billed for the annual audit services engagement, which are those services that the external auditor reasonably can provide, include the company audit; statutory audits; comfort letters and consents; attest services; and assistance with and review of documents filed with the SEC.

Auditors' remuneration	Year ended June 30,
	2023	2022
	R m	R m
Audit fees	7.9	8.6
All other fees	0.6	0.4
Total	8.5	9.0

All Other Fees

    The all other fees during fiscal year 2023 consist of the following:
•R0.6 million with respect to limited assurance provided by BDO Advisory Services (Pty) Ltd on specified items contained in our Integrated Report for fiscal year 2023;

    The all other fees during fiscal year 2022 consist of the following:
•R0.2 million with respect to limited assurance provided by KPMG on specified items contained in our Integrated Report for fiscal year 2021; and
•R0.2 million with respect to limited assurance provided by KPMG on specified items contained in our Integrated Report for fiscal year 2022

    The Audit Committee is directly responsible for recommending the appointment, re-appointment and removal of the external auditors as well as the remuneration and terms of engagement of the external auditors. The committee pre-approves, and has pre-approved, all non-audit services provided by the external auditors. The Audit Committee considered all of the fees mentioned above and determined that such fees are compatible with maintaining BDO South Africa Inc's and KPMG Inc.’s independence.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

    Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

    Not applicable

ITEM 16F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

    As a foreign private issuer with shares listed on the NYSE, we are subject to corporate governance requirements imposed by NYSE. Under section 303A.11 of the NYSE Listing Standards, a foreign private issuer such as us may follow its home country corporate governance practices in lieu of certain of the NYSE Listing Standards on corporate governance. DRDGOLD's home country corporate governance practices are regulated by the Listing Requirements of the JSE (the "JSE Listing Requirements"). We are also exempt from certain NYSE corporate governance requirements as a "controlled company". The following paragraphs summarize the significant ways in which DRDGOLD's home country corporate governance standards and its corporate governance practices differ from those followed by domestic companies under the NYSE Listing Standards.

Shareholder meeting quorum requirements

•Section 310.00 of the NYSE Listing Standards provides that the quorum required for any meeting of holders of common stock should be sufficiently high to insure a representative vote. Consistent with the practice of companies incorporated in South Africa, our Memorandum of Incorporation requires a quorum of three members present with sufficient voting powers in person or by proxy to exercise in aggregate 25% of the voting rights and we have elected to follow our home country rule.

•The NYSE Listing Standards require that the non-management directors of US-listed companies meet at regularly scheduled executive sessions without management. The JSE Listings Requirements do not require such meetings of listed company non-executive directors. The board has unrestricted access to all company information, records, documents and property. Directors may, if necessary, take independent professional advice at the Company’s expense and non-executive directors have access to management and may meet separately with management, without the attendance of executive directors.

•The NYSE Listing Standards require U.S. listed companies to have a nominating/corporate governance committee composed entirely of independent directors. The JSE Listing Requirements also require the appointment of such a committee, and stipulate that all members of this committee must be non-executive  directors, the majority of whom must be independent. DRDGOLD has a Nominations Committee which currently comprises five non-executive directors, all of whom are independent under the NYSE Listing Standards and the JSE Listing Requirements, except for T.J. Cumming. The Nominations Committee is chaired by the Chairman of DRDGOLD.

•The NYSE Listing Standards require U.S. listed companies to have a compensation committee composed entirely of independent directors. The JSE Listing Requirements merely require the appointment of such a committee but not that its members be independent. DRDGOLD has appointed a Remuneration Committee, currently comprising five board members, all of whom are independent under both the JSE Listing Requirements and the NYSE Listing Standards, except for T.J. Cumming.

ITEM 16H. MINE SAFETY DISCLOSURES

    Not applicable

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

    Not applicable

PART III

ITEM 17. FINANCIAL STATEMENTS

    Not applicable.

ITEM 18 FINANCIAL STATEMENTS

The following annual financial statements and related auditor’s report are filed as part of this Annual Report		Page
Report of Independent Registered Public Accounting Firm	Firm ID:	F-1- to F-5
Report for the year ended June 30, 2023 - BDO South Africa Inc.	1368
Report for the years ended June 30, 2022 and 2021 - KPMG Inc.	1025
Consolidated statement of profit or loss and other comprehensive income for the years ended June 30, 2023, 2022 and 2021		F-6
Consolidated statement of financial position at June 30, 2023 and 2022		F‑7
Consolidated statement of changes in equity for the years ended June 30, 2023, 2022 and 2021		F‑8
Consolidated statement of cash flows for the years ended June 30, 2023, 2022 and 2021		F‑9
Notes to the consolidated financial statements		F‑10 to F‑45
		Note
About these consolidated financial statements		1
Use of accounting assumptions, estimates and judgements		2
New standards, amendments to standards and interpretations		3
Performance
Revenue		4
Results from operating activities		5
Cost of sales		5.1
Other income		5.2
Administration expenses and other costs		5.3
Finance income		6
Finance expense		7
Earnings per share		8
Resource assets and related liabilities
Property, plant and equipment		9
Right of use assets and leases		10
Provision for environmental rehabilitation		11
Investments in rehabilitation and other funds		12
Working capital
Cash and cash equivalents		13
Cash generated from operations		14
Trade and other receivables		15
Trade and other payables		16
Inventories		17
Tax
Income tax		18
Income tax expense		18.1
Deferred tax		18.2
Employee matters
Employee benefits		19
Cash-settled tong-term incentive scheme		19.1
Equity settled tong-term incentive scheme		19.2

Transactions with key management personnel	19.3
Capital and equity
Capital management	20
Equity	21
Disclosure items
Interest in subsidiaries	22
Operating segments	23
Payments made under protest	24
Other investments	25
Contingencies	26
Financial instruments	27
Related parties	28
Subsequent events	29

Report of Independent Registered Public Accounting Firm
Shareholders and Board of Directors
DRDGOLD Limited
Johannesburg, Republic of South Africa

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statement of financial position of DRDGOLD Limited (the “Company”) as of June 30, 2023, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at June 30, 2023, and the results of its operations and its cash flows for the year ended June 30, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company's internal control over financial reporting as of June 30, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and our report dated October 30, 2023 expressed an unqualified opinion thereon.

Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

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

Evaluation of the provision for environmental rehabilitation
At June 30, 2023, the Company’s provision for environmental rehabilitation totaled R 562.1milion. As discussed in note 11 to the consolidated financial statements, the Company’s estimates of the future environmental rehabilitation costs are determined with the assistance of an independent expert and are based on the Company’s environmental management plans, the Company’s life-of-mine (“LOM”) plan which influences the estimated timing of the rehabilitation cash outflows and the planned method of rehabilitation which in turn is influenced by developments in trends and technology.

We identified the evaluation of the provision for environmental rehabilitation as a critical audit matter. The computation of the net present value of the estimated rehabilitation costs required significant auditor judgment, subjectivity and effort in evaluating (i) management’s determination of the discount rate used in the computation of the present value; (ii) estimates of quantities of economically recoverable gold as indicated in the LOM plan; and (iii) undiscounted rehabilitation cost, which required the use of professionals with specialized skill and knowledge.

The primary procedures we performed to address this critical audit matter included:
•Testing the design and operating effectiveness of controls relating to management’s process to determine the environmental rehabilitation provision. This included controls related to the determination of the Company’s LOM plan, specifically related to the estimated quantities of economically recoverable gold, and the estimated rand gold price which impact the planned method of rehabilitation.
•With the support of our valuation specialists, we assessed management’s macro-economic assumptions in their environmental rehabilitation provision by comparing these to available market information. The most significant of these macro-economic assumptions were the risk-free interest rates used in determining the discount rates used in calculating the net present value of the environmental rehabilitation provision.
•Utilizing environmental rehabilitation professionals with specialized skills and knowledge, who assisted in evaluating the results of the Company’s undiscounted estimated environmental costs detailed in the independent environmental expert’s reports. This was performed by:
◦evaluating the objectivity, knowledge, skills and ability of the Company’s independent expert by comparing their professional qualifications, experience and affiliations against industry norms and obtained an understanding of their scope of work; and
◦evaluating the undiscounted estimated environmental costs for a selection of sites by performing site inspections and challenging the planned method of rehabilitation that was determined for each selected site. This was performed by comparing the planned method of rehabilitation to the approved LOM plan, confirming that it is compliant with the environmental management plans as approved by the Department of Mineral Resources and Energy, where applicable, aligned with current industry practices and regulatory requirements.
•Evaluating the objectivity, knowledge, skills and ability of the Company’s independent mineral resources experts, that reviewed management’s mineral reserves and resources estimates, by comparing their professional qualification, experience and affiliation against industry norms;
•Evaluating the mineral resources experts’ reports by vouching a selection of the reported reclamation sites to environmental approvals or mining rights and evaluated the methodology and certain key assumptions used to measure the quantities of economically recoverable gold against industry norms.
•Evaluating the reasonableness of the total estimated quantities of economically recoverable gold as indicated in the LOM plan by agreeing a selection of period-to-period movements to the current period actual recovered gold and increments or adjustments to the data in the mineral resources expert’s report as well as assessing these movements considering our knowledge of the Company’s business and the industry.
•Involving valuation professionals with specialized skills and knowledge, who assisted in evaluating the estimated rand gold price by comparing it to an independently developed range of rand gold prices based on analyst reports.

Evaluation of deferred tax liabilities related to the Ergo and FWGR operations.
At June 30, 2023, the Company’s net deferred tax liability totaled R 527.9 million. As discussed in note 18 to the consolidated financial statements, the Company’s deferred tax liabilities related to the Ergo and FWGR operations are calculated by applying a forecast weighted average tax rate to the temporary differences. The calculation of the forecast weighted average tax rate requires the use of assumptions and estimates and are inherently uncertain and could change materially over time, including the Company’s life-of-mine (“LOM”) plan (as discussed in note 9 to the consolidated financial statements) that is applied to calculate the expected future profitability.
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
The primary procedures we performed to address this critical audit matter included:
•Testing the design and operating effectiveness of controls relating to the Company’s process to develop the assumptions and estimates used in calculating the forecast weighted average tax rate. This included controls related to the determination of the Company’s LOM plan, specifically related to the estimated rand gold price and estimated quantities of economically recoverable gold that are applied in determining the expected future profitability.
•Assessing the objectivity, knowledge, skills and ability of the Company’s independent mineral resources experts, who reviewed management’s mineral reserves and resources estimates, by comparing their professional qualifications, experience and affiliations against industry norms.

•Testing the mineral resources experts’ reports by vouching a selection of the reported reclamation sites to environmental approvals or mining rights and evaluated the methodology and certain key assumptions used to measure the quantities of economically recoverable gold against industry norms.
•Evaluating the reasonableness of the total estimated quantities of economically recoverable gold as indicated in the LOM plan by agreeing a selection of period-to-period movements to the current period actual recovered gold and increments or adjustments to the data in the expert’s report, as well as assessing these movements considering our knowledge of the Company’s business and the industry.
•Utilizing valuation professionals with specialized skills and knowledge, who assisted in evaluating the estimated rand gold price by comparing it to an independently developed range of rand gold prices based on analyst reports.
•Evaluating the Company’s ability to accurately forecast its expected future profitability by comparing the historical projections of the rand gold price and estimated quantities of economically recoverable gold to actual results.
•Performing a sensitivity analyses to assess the impact that changes in the estimated rand gold price and estimated quantities of economically recoverable gold could have had on the expected future profitability and resultant calculated forecast weighted average tax rate.

/s/ BDO South Africa Inc.
We have served as the Company’s auditor since 2023.
Johannesburg, Republic of South Africa
October 30, 2023

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors
DRDGOLD Limited
Johannesburg, Republic of South Africa

Opinion on Internal Control over Financial Reporting
We have audited DRDGOLD Limited (the “Company’s”) internal control over financial reporting as of June 30, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2023, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statement of financial position of the Company as of June 30, 2023, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for the year ended June 30, 2023, and the related notes (collectively referred to as the "consolidated financial statements") and our report dated October 30, 2023, expressed an unqualified opinion thereon.

Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 15B, Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of internal control over financial reporting in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

/s/ BDO South Africa Inc.
We have served as the Company’s auditor since 2023.
Johannesburg, Republic of South Africa
October 30, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
DRDGOLD Limited

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statement of financial position of DRDGOLD Limited and its subsidiaries (the Company) as of June 30, 2022, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the years in the two‑year period ended June 30, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2022, and the results of its operations and its cash flows for each of the years in the two‑year period ended June 30, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion
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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG Inc.
We served as the Company’s auditor from 2003 to 2022.
Johannesburg, Republic of South Africa
October 28, 2022

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
for the year ended June 30, 2023

Amounts in R million	Note	2023	2022	2021

Revenue	4	5,496.3	5,118.5	5,269.0
Cost of sales	5.1	(3,911.0)	(3,741.5)	(3,388.2)

Gross Profit from operating activities		1,585.3	1,377.0	1,880.8
Other income	5.2	10.4	91.3	0.1
Administration expenses and other costs	5.3	(172.9)	(161.2)	(64.0)

Results from operating activities		1,422.8	1,307.1	1,816.9
Finance income	6	334.3	225.8	216.2
Finance expense	7	(70.7)	(74.8)	(69.5)

Profit before tax		1,686.4	1,458.1	1,963.6
Income tax	18.1	(405.0)	(334.3)	(523.7)

Profit for the year		1,281.4	1,123.8	1,439.9

Other comprehensive income
Items that will not be reclassified to profit or loss, net of tax
Net fair value adjustment on equity investments at fair value through other comprehensive income		17.9	(9.1)	(34.4)

Fair value adjustment on equity investments at fair value through other comprehensive income	25	17.2	(15.7)	(28.2)
Deferred tax thereon	18.2	0.7	6.6	(6.2)

Total other comprehensive income for the year		17.9	(9.1)	(34.4)

Total comprehensive income for the year		1,299.3	1,114.7	1,405.5

Earnings per share

Basic earnings per share (SA cents per share)	8	149.1	131.2	168.4
Diluted earnings per share (SA cents per share)	8	148.2	130.6	167.2

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
at June 30, 2023

Amounts in R million	Note	2023	2022

ASSETS
Non-current assets		4,940.3	4,001.2
Property plant and equipment	9	3,909.5	3,084.1
Investments in rehabilitation and other funds	12	789.7	710.8
Payments made under protest	24	39.7	40.4
Other investments	25	168.6	151.4
Deferred tax asset	18.2	32.8	14.5

Current Assets		3,214.2	3,077.0
Inventories	17	413.6	389.3
Current tax receivable		40.6	12.6
Trade and other receivables	15	288.6	149.5
Cash and cash equivalents	13	2,471.4	2,525.6

TOTAL ASSETS		8,154.5	7,078.2

EQUITY AND LIABILITIES
Equity		6,274.1	5,439.9
Ordinary share capital	21.1	6,187.9	6,173.3
Retained earnings/(Accumulated loss)		86.2	(733.4)

Non-current liabilities		1,161.7	1,012.8
Provision for environmental rehabilitation	11	562.1	517.7
Deferred tax liability	18.2	560.7	451.9
Post retirement employee benefits		10.5	10.4
Lease liabilities	10.2	28.4	32.8

Current liabilities		718.7	625.5
Trade and other payables	16	700.5	598.4
Current portion of lease liabilities	10.2	11.3	19.5
Current tax liability		6.9	7.6

Total Liabilities		1,880.4	1,638.3

TOTAL EQUITY AND LIABILITIES		8,154.5	7,078.2

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the year ended June 30, 2023

		Stated
		share	Retained	Total
Amounts in R million	Note	capital	earnings	equity

Balance at June 30, 2020		6,157.9	(2,117.7)	4,040.2

Total comprehensive income
Profit for the year			1,439.9	1,439.9
Other comprehensive income			(34.4)	(34.4)
Total comprehensive income		—	1,405.5	1,405.5

Transactions with the owners of the parent
Contributions and distributions
Dividend on ordinary shares	21.2		(641.3)	(641.3)
Equity settled share-based payment	19.1		16.0	16.0
Total contributions and distributions		—	(625.3)	(625.3)
Balance at June 30, 2021		6,157.9	(1,337.5)	4,820.4

Total comprehensive income
Profit for the year			1,123.8	1,123.8
Other comprehensive income			(9.1)	(9.1)
Total comprehensive income		—	1,114.7	1,114.7

Transactions with the owners of the parent
Contributions and distributions
Dividend on ordinary shares	21.2		(513.6)	(513.6)
Treasury shares disposed of for the vesting of the equity-settled share-based payment	21.1, 19.1	15.4	(15.4)	—
Equity-settled share-based payment	19.1		18.4	18.4
Total contributions and distributions		15.4	(510.6)	(495.2)
Balance at June 30, 2022		6,173.3	(733.4)	5,439.9

Total comprehensive income
Profit for the year			1,281.4	1,281.4
Other comprehensive income			17.9	17.9
Total comprehensive income		—	1,299.3	1,299.3

Transactions with the owners of the parent
Contributions and distributions
Treasury shares disposed of for the vesting of the equity-settled share-based payment	21.1, 19.1	14.6	(14.6)	—
Dividend on ordinary shares	21.2		(515.3)	(515.3)
Equity-settled share-based payment expense	19.1		22.0	22.0
Equity-settled share based payment income tax impact on equity			27.7	27.7
Equity-settled share based payment vesting impact on equity			0.5	0.5
Total contributions and distributions		14.6	(479.7)	(465.1)
Balance at June 30, 2023	21.1	6,187.9	86.2	6,274.1

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
for the year ended June 30, 2023

Amounts in R million	Note	2023	2022	2021

CASH FLOWS FROM OPERATING ACTIVITIES
Cash generated from operations	14	1,708.7	1,585.6	1,851.0
Finance income received		188.6	111.1	105.9
Dividends received		78.3	71.5	76.1
Finance expense paid		(5.2)	(7.7)	(7.5)
Income tax paid		(314.8)	(262.7)	(452.1)
Net cash inflow from operating activities		1,655.6	1,497.8	1,573.4

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property, plant and equipment	9, 15	(1,145.2)	(584.1)	(395.7)
Proceeds on disposal of property, plant and equipment		0.9	12.2	0.1
Environmental rehabilitation payments to reduce decommissioning liabilities	11	(13.8)	(25.4)	(51.0)
Investment in other funds	12	(28.4)	(28.9)	—
Net cash outflow from investing activities		(1,186.5)	(626.2)	(446.6)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid on ordinary share capital	21.2	(515.3)	(513.3)	(640.9)
Initial fees incurred on facility		—	—	(1.0)
Repayment of lease liabilities	10.2	(16.9)	(19.7)	(11.6)
Net cash outflow from financing activities		(532.2)	(533.0)	(653.5)

NET (DECREASE) / INCREASE IN CASH AND CASH EQUIVALENTS		(63.1)	338.6	473.3
Impact of fluctuations in exchange rate on cash held in foreign currencies		8.9	7.0	(8.4)
Cash and cash equivalents at the beginning of the year		2,525.6	2,180.0	1,715.1
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	13	2,471.4	2,525.6	2,180.0

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended June 30, 2023

1    ABOUT THESE CONSOLIDATED FINANCIAL STATEMENTS

Reporting entity
The DRDGOLD Group is primarily involved in the retreatment of surface gold. The consolidated financial statements comprise DRDGOLD Limited (“DRDGOLD” or the “Company”) and its subsidiaries who are all wholly owned subsidiaries and solely operate in South Africa (collectively the “Group” and individually “Group Companies”). The Company is domiciled in South Africa with a registration number of 1895/000926/06. The registered address of the Company is Constantia Office Park, Cnr 14th Avenue and Hendrik Potgieter Road, Cycad House, Building 17, Ground Floor, Weltevreden Park, 1709.
DRDGOLD is 50.1% held by Sibanye Gold Proprietary Limited, which in turn is a wholly owned subsidiary of Sibanye-Stillwater Limited (“Sibanye-Stillwater”)

Basis of accounting
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and its interpretations issued by the International Accounting Standards Board (“IASB”), SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council (“FRSC”) as well as the requirements of the Companies Act of South Africa. The consolidated financial statements were approved by the board of directors of the Company (“Board”) for issuance on October 30, 2023.
The consolidated financial statements have been prepared on a going concern basis.

Functional and presentation currency
The functional and presentation currency of DRDGOLD and its subsidiaries is South African Rand (“Rand”). The amounts in these consolidated financial statements are rounded to the nearest million unless stated otherwise. Significant exchange rates during the year are set out in the table below:

Rand / US dollar	2023	2022	2021
Spot rate at year end	18.83	16.27	14.27
Average prevailing rate for the financial year	17.76	15.21	15.40

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
Loss of control
When the Group loses control over a subsidiary, it derecognises the assets and liabilities of the subsidiary, and any related non-controlling interest and other components of equity. Any resulting gain or loss is recognized in profit or loss. Any interest retained in the former subsidiary is measured at fair value when control is lost.
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
for the year ended June 30, 2023

3    NEW STANDARDS, AMENDMENTS TO STANDARDS AND INTERPRETATIONS

New standards, amendments to standards and interpretations effective for the year ended 30 June 2023
During the financial year, the following new and revised accounting standards, amendments to standards and new interpretation were adopted by the Group:

Annual Improvements to IFRS Standards 2018-2020 (Effective 1 July 2022)

As part of its process to make non-urgent but necessary amendments to IFRS Standards, the International Accounting Standards Board (“IASB”) has issued the Annual Improvements to IFRS Standards 2018–2020. These did not have a significant impact on the Group.

Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS16) (Effective 1 July 2022)

The IASB has amended IAS 16 Property, Plant and Equipment to provide guidance on the accounting for such sale proceeds and the related production costs.
Under the amendments, proceeds from selling items before the related item of property, plant and equipment (“PPE”) is available for use should be recognised in profit or loss, together with the costs of producing those items. IAS 2 Inventories should be applied in identifying and measuring these production costs.
The amendments apply retrospectively, but only to items of PPE made available for use on or after the beginning of the earliest period presented in the financial statements in which the amendments are adopted. The amendment did not have a significant impact on the Group.

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

Definition of Accounting Estimate (Amendments to IAS 8) (Effective 1 July 2023)

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

Deferred Tax related to Assets and Liabilities Arising from a single transaction – Amendments to IAS 12 Income Taxes (Effective 1 July 2023)

IAS 12 Income taxes clarifies how companies should account for deferred tax on certain transactions – e.g. leases and decommissioning provisions. The amendments narrow the scope of the initial recognition exemption so that it does not apply to transactions that give rise to equal and offsetting temporary differences. As a result, companies will need to recognise a deferred tax asset and a deferred tax liability for temporary differences arising on initial recognition of a lease and a decommissioning provision.

The Group has assessed the estimated impact of adopting the standard on 1 July 2023 as follows:

Decommissioning provision
•The amendment will result in an increase in the gross deferred tax assets and liabilities for the Group as deferred tax will be recognised on the decommissioning asset and liability which was previously not recognised under the initial recognition exemption. These increases are not expected to be material for the Group.

Lease liability
•The amendment will not have a material impact on the Group as deferred tax is recognised on lease liabilities and the corresponding right of use assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2023
3    NEW STANDARDS, AMENDMENTS TO STANDARDS AND INTERPRETATIONS continued

New standards, amendments to standards and interpretations not yet effective (continued)
Classification of liabilities as current or non-current (Amendments to IAS 1 Presentation of Financial Statements) (Effective 1 July 2023)

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

Disclosure of Accounting Policy (Amendments to IAS 1 and IFRS Practice Statement 2) (Effective 1 July 2023)

The Board has recently issued amendments to IAS 1 Presentation of Financial Statements and an update to IFRS Practice Statement 2 Making Materiality Judgements to help companies provide useful accounting policy disclosures.
The key amendments to IAS 1 include:
•requiring companies to disclose their material accounting policies rather than their significant accounting policies;
•clarifying that accounting policies related to immaterial transactions, other events or conditions are themselves immaterial and as such need not be disclosed; and
•clarifying that not all accounting policies that relate to material transactions, other events or conditions are themselves material to a company’s financial statements.
The amendments are applied prospectively.
The amendment is not expected to have a material impact on the Group's disclosures.

4    REVENUE

ACCOUNTING POLICIES

Revenue comprises the sale of gold bullion and silver bullion (produced as a by-product).

Up to April 11, 2022 revenue is measured based on the consideration specified in a contract with the customer, which is based on the London Bullion Market fixing price on the date when the Group transfers control over the goods to the customer. The Group recognises revenue at a point in time when Rand Refinery Proprietary Limited (“Rand Refinery”), acting as an agent for the sale of all gold produced by the Group, delivers the Gold to the buyer and the sales price is fixed, as evidenced by the certificate of sale. It is at this point that the revenue can be measured reliably and the recovery of the consideration is probable. Rand Refinery is contractually obliged to make payment to the Group within two business days after the sale of the gold and silver and therefore no significant financing component exists.

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
It is at this point that the customer obtains control of the gold bullion or silver bullion, which is the settlement date specified in the contract. At this point that the revenue can be measured reliably and the recovery of the consideration is probable. The customer is contractually obliged to make payment to the Group on the same day that the Group settles the contract and therefore no significant financing component exists.

Amounts in R million	2023	2022	2021

Gold revenue	5,489.7	5,110.7	5,263.8
Silver revenue	6.6	7.8	5.2
Total revenue	5,496.3	5,118.5	5,269.0
A disaggregation of revenue by operating segment is presented in note 23 OPERATING SEGMENTS.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2023
4    REVENUE continued
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

Amounts in R million	2023	2022	2021

20% increase in the US Dollar gold price	1,099.3	1,023.7	1,053.8
20% decrease in the US Dollar gold price	(1,099.3)	(1,023.7)	(1,053.8)

Exchange rate sensitivity
The Group's profitability and the cash flows are significantly affected by changes in the rand to the US Dollar exchange rate. The Group did not enter into any hedging arrangements during the year.
A change of 20% in the average rand to US Dollar exchange rate received during the financial year would have increased/(decreased) equity and profit/(loss) by the amounts shown below. This analysis assumes that all other variables remain constant and specifically excludes the impact on income tax.

Amounts in R million	2023	2022	2021

20% increase in the US Dollar exchange rate	1,099.3	1,023.7	1,053.8
20% decrease in the US Dollar exchange rate	(1,099.3)	(1,023.7)	(1,053.8)

5 RESULTS FROM OPERATING ACTIVITIES

5.1    COST OF SALES

Amounts in R million	Note	2023	2022	2021

Cost of sales		(3,911.0)	(3,741.5)	(3,388.2)
Operation costs (a)		(3,711.4)	(3,506.5)	(3,122.5)
Movement in gold in process and finished inventories - Gold Bullion		10.8	30.4	(25.6)
Depreciation	9	(217.5)	(267.6)	(252.5)
Change in estimate of environmental rehabilitation	11	7.1	2.2	12.4

(a) The most significant components of operating costs include:
Consumable stores		(1,199.9)	(1,014.9)	(880.2)
Labour including short term incentives		(663.4)	(649.6)	(598.4)
Electricity		(544.4)	(547.3)	(488.2)
Specialist service providers		(633.9)	(610.2)	(510.7)
Machine hire		(152.3)	(139.0)	(127.4)
Security expenses		(153.6)	(133.0)	(122.8)
Water		(61.8)	(54.2)	(57.1)

RELATED PARTY TRANSACTIONS
Far West Gold Recoveries Proprietary Limited (“FWGR”) entered into an agreement with Sibanye-Stillwater effective 31 July 2018 for the pumping and supply of water and electricity to the FWGR operations for which FWGR is invoiced based on metered usage of water and electricity.
FWGR also entered into a smelting agreement with Sibanye-Stillwater effective 31 July 2018 to smelt and recover gold from gold loaded carbon produced at FWGR, and deliver the gold to Rand Refinery. As consideration for this service, Sibanye-Stillwater receives a fee based on the smelting costs plus 10% of the smelting costs.
Rand Refinery up to 10 April 2022, performed the final refinement and marketing of all gold and silver produced by the Group. As consideration for this service, Rand Refinery receives a variable refining fee plus fixed marketing and administration fees. From 11 April 2022, Rand Refinery only performs the final refinement and administration of the gold bars delivered. As a result of this, the marketing fee was no longer incurred by the Group. Rand Refinery is a related party to the Group through Sibanye-Stillwater’s shareholding in Rand Refinery.
All transactions and outstanding balances with related parties are to be settled in cash within 30 days of the invoice date. None of the balances are secured. No expense has been recognised in the current year as a credit loss allowance in respect of amounts charged to related parties.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2023
5    RESULTS FROM OPERATING ACTIVITIES continued

Amounts in R million	2023	2022	2021

Services rendered by related parties and included in operating costs:
Supply of water and electricity [1]	79.2	79.2	68.1
Gold smelting and related charges [1]	21.1	19.1	21.1
Other charges [1]	0.3	0.3	0.7
Gold refining and related charges [2]	7.2	6.9	6.8
	107.8	105.5	96.7
[1] Paid to Sibanye-Stillwater by FWGR
[2] Paid to Rand Refinery by Ergo

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

Amounts in R million	2023	2022	2021

Gain on disposal of property, plant and equipment	10.3	6.6	0.1
Insurance claim refund	—	84.7	—
Sundry income	0.1	—	—
	10.4	91.3	0.1

(a) Insurance claim
During the FY2020, a complex insurance claim process was initiated for business interruption caused by the regulatory lockdowns pursuant to the COVID-19 pandemic. R84.7 million was included in other income in profit or loss in FY2022. R53.0 million was received before 30 June 2022 and the balance of R31.7 million was received in FY2023.	—	84.7	—

5.3 ADMINISTRATION EXPENSES AND OTHER COSTS

Amounts in R million	Note	2023	2022	2021

Included in administration expenses and other costs are the following:
Share based payment (expenses)/benefit		(22.0)	(18.4)	28.3
Cash settled Long-Term Incentive ("CLTI") scheme		—	—	44.3
Equity settled Long-Term Incentive ("ELTI") scheme	19.1	(22.0)	(18.4)	(16.0)
Exploration expenses and transaction costs[1]		(4.6)	(15.2)	(3.1)
Other costs and administration expenses[2]		(55.8)	(52.8)	(39.7)
1 FY2022 includes exploration expenses of R8.2 million paid to Sibanye-Stillwater.
[2] Other costs and administration expenses are made up of short-term incentives and information technology costs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2023
6    FINANCE INCOME

ACCOUNTING POLICY
Finance income includes interest received, growth in cash and cash equivalents in environmental rehabilitation trust funds, growth in investment in Guardrisk, growth in the reimbursive right for environmental rehabilitation guarantees, dividends received, the unwinding of the payments made under protest and foreign exchange gains.

Amounts in R million	Note	2023	2022	2021

Interest on financial assets measured at amortised cost	13	190.2	111.8	108.7
Growth in cash and cash equivalents in environmental rehabilitation trust funds	12	—	14.8	22.5
Growth in reimbursive right for environmental rehabilitation guarantees	12	—	1.8	3.7
Growth in investment in Guardrisk	12	50.5	13.1	—
Dividends received	25	78.3	71.5	76.1
Unwinding of payments made under protest	24	5.7	5.8	4.8
Unrealised foreign exchange gain		9.0	7.0	—
Other finance income		0.6	—	0.4
		334.3	225.8	216.2

7    FINANCE EXPENSE

ACCOUNTING POLICY
Finance expenses comprise interest payable on financial instruments measured at amortised cost calculated using the effective interest method, unwinding of the provision for environmental rehabilitation, interest on lease liabilities, the discount recognised on payments made under protest and foreign exchange losses.

Amounts in R million	Note	2023	2022	2021

Interest on financial liabilities measured at amortised cost		(1.4)	(2.6)	(2.3)
Unwinding of provision for environmental rehabilitation	11	(46.2)	(45.0)	(44.7)
Discount recognised on payments made under protest	24	(19.0)	(21.1)	(7.4)
Interest on lease liabilities	10.2	(3.8)	(4.2)	(4.5)
Unrealised foreign exchange loss		—	—	(8.4)
Other finance expenses		(0.3)	(1.9)	(2.2)
		(70.7)	(74.8)	(69.5)

8    EARNINGS PER SHARE

Amounts in R million		2023	2022	2021

The calculations of basic and diluted earnings per ordinary share are based on the following:
Profit for the year		1,281.4	1,123.8	1,439.9

Reconciliation of weighted average number of ordinary shares to diluted weighted average number of ordinary shares	Note	2023	2022	2021

Weighted average number of ordinary shares in issue adjusted for treasury shares		859,538,847	856,760,797	855,113,791
Effect of equity-settled share-based payment		5,423,357	4,203,336	5,935,215

Dilutive weighted average issued shares		864,962,204	860,964,133	861,049,006

SA cents per share		2023	2022	2021

Basic EPS		149.1	131.2	168.4
Diluted EPS		148.2	130.6	167.2

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2023
9    PROPERTY, PLANT AND EQUIPMENT

SIGNIFICANT ACCOUNTING ASSUMPTIONS AND ESTIMATES
Mineral resources and mineral reserves estimates
The Group is required to determine and report mineral resources and mineral reserves in accordance with the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (“SAMREC Code”). In order to calculate mineral resources and mineral reserves, estimates and assumptions are required about a range of geological, technical and economic factors, including but not limited to quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates. Estimating the quantity and/or grade of mineral resources and mineral reserves requires the size, shape and depth of reclamation sites to be determined by analysing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological judgements and calculations to interpret the data. Because the assumptions used to estimate mineral resources and mineral reserves change from period to period and because additional geological data is generated during the course of operations, estimates of mineral resources and mineral reserves may change from period to period. Mineral resources and mineral reserves estimates prepared by management are reviewed by independent mineral resources and mineral reserves experts.
Changes in reported mineral resources and mineral reserves may affect the Group’s life-of-mine plan, financial results and financial position in a number of ways including the following:
•asset carrying values may be affected due to changes in estimated future cash flows;
•depreciation charged to profit or loss may change where such charges are determined by the units-of-production method, or where the useful lives of assets change;
•decommissioning, site restoration and environmental provisions may change where changes in estimated mineral resources and mineral reserves affect expectations about the timing or cost of these activities; and
•the carrying value of deferred tax assets and liabilities may change due to changes in estimates of the likely recovery of the tax benefits and charges.

Depreciation
The calculation of the units-of-production rate of depreciation could be affected if actual production in the future varies significantly from current forecast production. This would generally arise when there are significant changes in any of the factors or assumptions used in estimating mineral resources and mineral reserves. These factors could include:
•changes in mineral resources and mineral reserves;
•the grade of mineral resources and mineral reserves may vary from time to time;
•differences between actual commodity prices and commodity price assumptions;
•unforeseen operational issues at mine sites including planned extraction efficiencies; and
•changes in capital, operating, mining processing and reclamation costs, discount rates and foreign exchange rates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2023
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
The depreciation method, estimated useful lives and residual values are reassessed annually and adjusted if appropriate. The current estimated useful lives are based on the life-of-mine of each site, currently between one year (2022: two years; 2021: three years) and 19 years (2022: 19 years; 2021: 13 years) for mining assets of Ergo Mining Proprietary Limited (“Ergo”) and between two years (2022: two years; 2021: three years) and 18 years (2022: 20 years; 2021: 18 years) for FWGR mining assets.

Impairment
The carrying amounts of property, plant and equipment are reviewed at each reporting date to determine whether there is any indication of impairment, or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If any such indication exists, the asset’s recoverable amount is estimated. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (“CGUs”). The key assets of a surface retreatment operation which constitutes a CGU are a reclamation site, a metallurgical plant and a tailings storage facility. These key assets operate interdependently to produce gold. The Ergo and FWGR operations each have separately managed and monitored reclamation sites, metallurgical plants and tailings storage facilities and are therefore separate CGUs.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2023
9    PROPERTY, PLANT AND EQUIPMENT continued

Amounts in R million	Note	Mine plant facilities and equipment	Mine property and development	Exploration assets	Capital work in progress	Total

30 June 2023
Cost		2,901.6	2,788.6	16.2	498.0	6,204.4
Balance at the beginning of the year		2,733.9	2,419.6	14.2	—	5,167.7
Additions - property, plant and equipment owned[1]		157.5	365.1	2.0	498.0	1,022.6
Additions - right-of-use assets	10.1	—	6.1	—	—	6.1
Lease modifications	10.1	(0.6)	—	—	—	(0.6)
Lease derecognitions	10.1	(4.2)	(0.8)	—	—	(5.0)
Disposals and scrapping		(6.6)	(0.2)	—	—	(6.8)
Change in estimate of decommissioning asset	11	21.6	(1.2)	—	—	20.4
Accumulated depreciation and impairment		(1,108.7)	(1,176.5)	(9.7)	—	(2,294.9)
Balance at the beginning of the year		(1,017.0)	(1,056.9)	(9.7)	—	(2,083.6)
Depreciation	5.1	(97.9)	(119.6)	—	—	(217.5)
Lease derecognitions		4.0	—	—	—	4.0
Disposals and scrapping		2.2	—	—	—	2.2
Carrying value at end of the year		1,792.9	1,612.1	6.5	498.0	3,909.5

Comprising:
Property, plant and equipment owned		1,783.2	1,587.0	6.5	498.0	3,874.7
Right-of-use assets	10.1	9.7	25.1	—	—	34.8
Carrying value at end of the year		1,792.9	1,612.1	6.5	498.0	3,909.5
[1] This amount includes cash additions of R959.7 million

30 June 2022
Cost		2,733.9	2,419.6	14.2	—	5,167.7
Balance at the beginning of the year		2,604.3	2,154.0	110.5	—	4,868.8
Additions - property, plant and equipment owned		291.4	301.2	5.8	—	598.4
Additions - right-of-use assets	10.1	6.0	9.9	—	—	15.9
Lease modifications	10.1	—	1.2	—	—	1.2
Lease derecognitions	10.1	(1.6)	—	—	—	(1.6)
Disposals and scrapping		(185.3)	(61.6)	(0.9)	—	(247.8)
Change in estimate of decommissioning asset	11	(46.3)	(20.9)	—	—	(67.2)
Transfers between classes of property, plant and equipment		65.4	35.8	(101.2)	—	—
Accumulated depreciation and impairment		(1,017.0)	(1,056.9)	(9.7)	—	(2,083.6)
Balance at the beginning of the year		(1,074.0)	(975.4)	(9.7)	—	(2,059.1)
Depreciation	5.1	(125.1)	(142.5)	—	—	(267.6)
Lease derecognitions		1.6	—	—	—	1.6
Disposals and scrapping		180.5	61.0	—	—	241.5

Carrying value at end of the year		1,716.9	1,362.7	4.5	—	3,084.1

Comprising:
Property, plant and equipment owned		1,698.7	1,333.2	4.5	—	3,036.4
Right-of-use assets	10.1	18.2	29.5	—	—	47.7

Carrying value at end of the year		1,716.9	1,362.7	4.5	—	3,084.1

CONTRACTUAL COMMITMENTS
Contractual commitments not provided for in the consolidated financial statements at 30 June 2023 amounted to R1,730.8 million (2022: R235.9 million).
Capital expenditure related to material growth projects are financed on a project-by-project basis which may include bank facilities and existing cash resources. Sustaining capital expenditure is financed from cash generated from operations and existing cash resources cash resources.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2023
10    RIGHT OF USE ASSETS AND LEASES

ACCOUNTING JUDGEMENTS
At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains a lease, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The contract must also be enforceable. To assess whether a contract conveys the right to control the use of an identified asset, requires judgement particularly on contracts with service contractors, which may contain embedded leases.
The Group assesses whether:
•the contract involves the use of an identified asset;
•the Group has the right to obtain substantially all the economic benefits from use of the asset throughout the period of use; and
•the Group has the right to direct the use of the asset.
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
Some property leases contain options to renew under the contract. Judgement is applied in whether the renewable option periods must be included in the lease term i.e. it is reasonably certain that the options to renew will be exercised. In applying judgement, the Group also considers whether the lease term is commensurate with estimated future mine plan requirements and environmental rehabilitation obligations associated with the property post reclamation.

ACCOUNTING POLICIES
Right of use assets
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2023
10    RIGHT OF USE ASSETS AND LEASES continued

10.1    RIGHT OF USE ASSETS
Included in property, plant and equipment are the following leased assets:

Amounts in R million	Note	Mine plant facilities and equipment	Mine property and development	Total

30 June 2023
Cost		26.4	63.7	90.1
Opening balance		31.2	58.4	89.6
Additions		—	6.1	6.1
Lease modifications		(0.6)	—	(0.6)
Lease derecognitions		(4.2)	(0.8)	(5.0)
Accumulated depreciation and impairment		(16.7)	(38.6)	(55.3)
Opening balance		(13.0)	(28.9)	(41.9)
Depreciation		(7.7)	(9.7)	(17.4)
Lease derecognitions		4.0	—	4.0
Carrying value		9.7	25.1	34.8

30 June 2022
Cost		31.2	58.4	89.6
Opening balance		26.8	47.3	74.1
Additions		6.0	9.9	15.9
Lease modifications		—	1.2	1.2
Lease derecognitions		(1.6)	—	(1.6)
Accumulated depreciation and impairment		(13.0)	(28.9)	(41.9)
Opening balance		(6.2)	(18.8)	(25.0)
Depreciation		(8.4)	(10.1)	(18.5)
Lease derecognitions		1.6	—	1.6

Carrying value		18.2	29.5	47.7

10.2    LEASE LIABILITIES

Amounts in R million	Note	2023	2022

Reconciliation of the lease liabilities balance:
Balance at the beginning of the year		52.3	54.8
New leases	9	6.1	15.9
Lease modifications	9	(0.6)	1.2
Lease derecognitions	9	(1.2)	—
Interest charge on lease liabilities	7	3.8	4.2
Repayment of lease liabilities		(16.9)	(19.7)
Interest repaid		(3.8)	(4.1)

Balance at the end of the year		39.7	52.3

Current portion of lease liabilities		(11.3)	(19.5)

Non-current portion of lease liabilities		28.4	32.8

Maturity analysis of undiscounted contractual cash flows:
Less than a year		16.7	22.4
One to five years		24.8	35.1
More than five years		8.5	2.1

Total undiscounted lease liabilities at the end of the year		50.0	59.6

Lease payments not recognised as a liability but expensed during the year:
Short-term leases		(6.4)	(2.5)
Leases of low value assets		(9.7)	(8.6)

Cash flows included in cash generated from operating activities		(16.1)	(11.1)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2023
11    PROVISION FOR ENVIRONMENTAL REHABILITATION

SIGNIFICANT ACCOUNTING ASSUMPTIONS AND ESTIMATES
Estimates of future environmental rehabilitation costs are determined with the assistance of an independent expert and are based on the Group’s environmental management plans which are developed in accordance with regulatory requirements as well as the life-of-mine plan (as discussed in note 9 to the consolidated financial statements) which influences the estimated timing of the rehabilitation cash outflows and the planned method of rehabilitation which in turn is influenced by developments in trends and technology.
An average discount rate ranging between 10.8% and 11.1% (2022: between 10.2% and 10.3%), average inflation rate of 5.7% (2022: 5.5%) and the discount periods as per the expected life-of-mine were used in the calculation of the estimated net present value of the rehabilitation liability.

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
The present value of dismantling and removing the asset created (decommissioning liabilities) are capitalised to PPE against an increase in the rehabilitation provision. If a decrease in the liability exceeds the carrying amount of the asset, the excess is recognised in profit or loss. If the asset value is increased and there is an indication that the revised carrying value is not recoverable, an impairment test is performed in accordance with the accounting policy dealing with impairments of property, plant and equipment. Over time, the liability is increased to reflect an interest element, and the capitalised cost is depreciated over the life of the related asset. Cash costs incurred to rehabilitate these disturbances are charged to the provision and are presented as investing activities in the statement of cash flows.
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

Amounts in R million	Note	2023	2022

Opening balance		517.7	570.8
Unwinding of provision	7	46.2	45.0
Change in estimate of environmental rehabilitation recognised in profit or loss	5.1	(7.1)	(2.2)
Change in estimate of environmental rehabilitation recognised to decommissioning asset (a)	9	20.4	(67.2)
Environmental rehabilitation payments (b)		(15.1)	(28.7)
To reduce decommissioning liabilities		(13.8)	(25.4)
To reduce restoration liabilities	14	(1.3)	(3.3)

Closing balance		562.1	517.7

Environmental rehabilitation payments to reduce the liability		(15.1)	(28.7)
Ongoing rehabilitation expenditure [1]		(26.8)	(31.6)

Total cash spent on environmental rehabilitation		(41.9)	(60.3)

[1] The Group also performs ongoing environmental rehabilitation arising from its current activities concurrently with production. These costs do not represent a reduction of the above liability and are expensed as operating costs.

(a)Change in estimate of environmental rehabilitation recognised to decommissioning asset
The current year increase mainly as a result of above inflationary increases on machine hire rates.
(b)Environmental rehabilitation payments
20ha of the Brakpan/Withok TSF and 5.1ha of the Driefontein 4 TSF were vegetated during the year.
GROSS COST TO REHABILITATE
The Group estimates that, based on current environmental and regulatory requirements, the total undiscounted rehabilitation cost is approximately R897.8 million (2022: R815.1 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2023
12    INVESTMENTS IN REHABILITATION AND OTHER FUNDS

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

Investments in Guardrisk Cell Captive
Funds invested in the Guardrisk Cell Captive, held within Guardrisk Insurance Company Limited (“GICL”) or “Guardrisk” are non-derivative financial assets categorised as financial assets measured at fair value through profit and loss as the funds are invested by Guardrisk in liquid money market funds. These assets are initially measured at fair value and subsequent changes in fair value are recognised in profit or loss as they arise and included in finance income. The investments in GICL are for the sole use of environmental financial guarantees, Directors’ and Officers’ insurance and other insurance requirements.

The investment in the Guardrisk Cell Captive are for the sole use as determined in the insurance policies and are therefore included in non-current assets.

Investment in Guardrisk Cell Captive – Funding of environmental rehabilitation activities (refer note 11)
During the previous financial year the Group made a decision to change its method of providing for environmental rehabilitation from funding in a specific rehabilitation trust to financial guarantees which is an allowed method in terms of the National Environmental Management Act. A new ring-fenced policy related to the funds was concluded. In this regard, the rehabilitation trust directly transferred a total amount of R579.5 million to the new ring-fenced policy with GICL in terms of which, GICL issued rehabilitation financial guarantees. The new ring-fenced policy replaced the old environmental rehabilitation policy which lapsed in FY2022. The funds are ring-fenced for the sole objective of future rehabilitation during and at the end of the relevant life of mine. All the required approvals for the change in method and transfer of the rehabilitation trust funds were obtained from the Department of Mineral Resources and Energy (“DMRE”) and a thorough consideration of tax and legal impacts were completed prior to the funds being transferred to GICL.

Environmental rehabilitation payments to reduce the environmental rehabilitation obligations and ongoing rehabilitation expenditure are mostly funded by cash generated from operations.

GICL has guarantees in issue amounting to R951.8 million (2022: R614.0 million) to the DMRE on behalf of DRDGOLD related to the environmental obligations. The funds for environmental rehabilitation in the cell captive serve as collateral for these guarantees.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2023

12 INVESTMENTS IN REHABILITATION AND OTHER FUNDS continued

Amounts in R million	Note	2023	2022

Cash and cash equivalents in environmental rehabilitation trust funds		—	—
Opening balance		—	564.7
Transfer to Investment in Guardrisk Cell Captive		—	(579.5)
Growth	6	—	14.8

Reimbursive right for environmental rehabilitation guarantees		—	—
Opening balance		—	87.5
Lapsing of old environmental rehabilitation policy retained in Guardrisk Cell Captive		—	(89.3)
Growth	6	—	1.8

Investment in Guardrisk Cell Captive (a)		789.7	710.8
Opening balance		710.8	—
Transfer to Guardrisk cell captive		—	668.8
Contributions		28.4	28.9
Growth	6	50.5	13.1
Investments in rehabilitation and other funds		789.7	710.8

(a) Investment in Guardrisk Cell Captive
The investment in the cell captive is allocated as follows:		789.7	710.8
Environmental rehabilitation		630.6	589.8
Directors’ and Officers’ insurance		61.3	29.5
Other funds		97.8	91.5

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

Amounts in R million	2023	2022

100bp increase	7.9	7.1
100bp (decrease)	(7.9)	(7.1)

FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of investment in Guardrisk Cell Captive approximate their carrying value due to the short-term maturities of the underlying funds invested by Guardrisk.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2023
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

Amounts in R million	Note	2023	2022

Cash on hand		131.3	113.2
Access deposits and income funds[1]		2,328.7	2,401.7
Restricted cash[2]		11.4	10.7

		2,471.4	2,525.6

Interest earned on cash and cash equivalents	6	190.2	111.8
[1]These consist of access deposit notes and conservatively managed income funds that are diversified across the major financial institutions in South Africa.
At reporting date all of these instruments had same day or next day liquidity and effective annualised yields of between 8.80% and 9.49%

[2]This consists of cash held on call as collateral for guarantees issued by the Standard Bank of South Africa Limited on behalf of the Group for environmental rehabilitation amounting to R5.2 million and various utilities amounting to R5.1 million

CREDIT RISK
The Group is exposed to credit risk on the total carrying value of its cash and cash equivalents. The Group manages its exposure to credit risk by investing cash and cash equivalents across several major financial institutions, considering the credit ratings of the respective financial institutions, funds and underlying instruments.
Impairment on cash and cash equivalents, if any, are measured on a 12-month expected loss basis and reflects the short maturities of the exposures. The Group considers that its cash and cash equivalents have low credit risk based on the external credit ratings of the counterparties which are rated between AA- and AA+.
MARKET RISK
Interest rate risk
A change of 100 basis points (bp) in the interest rates would have increased/(decreased) equity and profit/(loss) by the amounts shown below. This analysis is performed on the average balance of cash and cash equivalents for the year and assumes that all other variables remain constant. The analysis excludes income tax.

Amounts in R million	2023	2022

100bp increase	25.0	23.5
100bp (decrease)	(25.0)	(23.5)

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

US Dollars not converted to South African rands at reporting date are as follows:

Figures in USD million	2023	2022

Foreign denominated cash at 30 June	3.7	3.4

A 10% strengthening of the rand against the US Dollar at 30 June 2023 would have increased/(decreased) equity and profit/(loss) by the amounts shown below. This analysis assumes that all other variables remain constant.

Amounts in R million	2023	2022

Strengthening of the Rand against the US Dollar	(7.0)	(5.5)
Weakening of the Rand against the US Dollar	7.0	5.5

FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of cash and cash equivalents approximates their carrying value due to their short-term maturities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2023
14 CASH GENERATED FROM OPERATIONS

Amounts in R million	Note	2023	2022	2021

Profit for the year		1,281.4	1,123.8	1,439.9
Adjusted for:
Income tax	18.1	405.0	334.3	523.7
Depreciation	9	217.5	267.6	252.5
Movement in gold in process and finished inventories - Gold Bullion	5.1	(10.8)	(30.4)	25.6
Change in estimate of environmental rehabilitation recognised in profit or loss	11	(7.1)	(2.2)	(12.4)
Environmental rehabilitation payments to reduce the restoration liabilities	11	(1.3)	(3.3)	(5.8)
Share based payment expense	5.3	22.0	18.4	(28.3)
Gain on disposal of property, plant and equipment	5.2	(10.3)	(6.6)	(0.1)
Insurance claim received/(receivable)	5.2	31.7	(31.7)	—
Finance income	6	(334.3)	(225.8)	(216.2)
Finance expense	7	70.7	74.8	69.5
Other non-cash items		—	3.8	(2.5)

Operating cash flows before working capital changes		1,664.5	1,522.7	2,045.9

Changes in:		44.2	62.9	(194.9)
Trade and other receivables		19.9	25.7	6.9
Inventories		(13.6)	(18.9)	(44.7)
Payment made under protest	24	(12.6)	(15.2)	(8.1)
Trade and other payables and employee benefits		50.5	71.3	(149.0)

Cash generated by operations		1,708.7	1,585.6	1,851.0

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
Trade receivables relate to gold sold to the bullion banks. Settlement is usually received on the gold sold date. Previously trade receivables related to gold sold on the bullion market by Rand Refinery in its capacity as an agent for the Group. Settlement was usually received 2 working days from gold sold date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2023
15 TRADE AND OTHER RECEIVABLES continued

Amounts in R million	2023	2022

Value Added Tax	56.6	75.1
Other receivables[1]	33.8	57.4
Prepayments[2]	199.1	19.2
Allowance for impairment	(0.9)	(2.2)
	288.6	149.5
[1] Other receivables as at 30 June 2022 includes the outstanding COVID-19 insurance claim amount of R31.7 million (refer to note 5.2) which was received in FY2023
[2] Prepayments includes prepayments made towards capital projects including those of the solar project of R185.5 million
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

The balances of counterparties who have been assessed as being credit impaired at reporting date are as follows:

	2023		2022
Amounts in R million	Non-credit impaired	Credit impaired	Non-credit impaired	Credit impaired

Other receivables	32.9	0.9	55.2	2.2

Loss allowance	—	(0.9)	—	(2.2)
Movement in the allowance for impairment in respect of trade and other receivables during the year was as follows:

Amounts in R million	2023	2022

Balance at the beginning of the year	(2.2)	(1.2)
Credit loss allowance/impairments recognised included in operating costs	(2.0)	(1.1)
Credit loss allowance/impairments reversed included in operating costs	0.6	0.1
Credit loss allowance written off against related receivable	2.7	—
Balance at the end of the year	(0.9)	(2.2)

MARKET RISK
Interest rate risk
Trade and other receivables do not earn interest and are therefore not subject to interest rate risk.
Foreign currency risk
Gold is sold at spot rates and is denominated in US Dollars. Gold sales are therefore exposed to fluctuations in the US Dollar/South African Rand exchange rate. All foreign currency transactions entered into during the year ended 30 June 2023 were at spot rates and no foreign exchange rate hedges are entered into. From 11 April 2022, The USD to be received from bullion sales are sold on the same date as the respective bullion sale to settle in ZAR to the Group. Prior to 11 April 2022, Rand Refinery, acting as an agent for the Group, sold the USD received from bullion sales on the same date as the respective bullion sale. As a result, trade receivables are not exposed to fluctuations in the US Dollar/South African Rand exchange rate.
FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of trade and other receivables approximate their carrying value due to their short-term maturities

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2023

16 TRADE AND OTHER PAYABLES

ACCOUNTING POLICIES
Trade and other payables, excluding Value Added Tax, payroll accruals, accrued leave pay and provision for performance-based incentives, are non-derivative financial liabilities categorised as financial liabilities measured at amortised cost.
These liabilities are initially measured at fair value plus directly attributable transaction costs. Subsequent to initial recognition, they are measured at amortised cost using the effective interest method. The Group derecognises a financial liability when its contractual rights are discharged or cancelled or expire.
Short-term employee benefits are expensed as the related service is provided. A liability is recognised for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

Amounts in R million	Note	2023	2022

Trade payables and accruals		525.1	429.1
VAT payable		0.3	0.2
Provision for leave		56.8	55.7
Accrual for short term performance based incentives		89.8	87.5
Payroll creditors		28.5	25.9

		700.5	598.4

Interest relating to trade payables and accruals included in profit or loss		(1.1)	(1.8)

RELATED PARTY BALANCES
Trade payables and accruals include the following amounts payable to related parties:
Sibanye-Stillwater		16.5	25.8
Rand Refinery		0.3	—

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
Net realisable value is the estimated selling price in the ordinary course of business, less the estimated cost of completion and selling expenses.

Amounts in R million	2023	2022

Consumable stores	232.7	197.5
Ore stockpiles	30.2	51.9
Gold in process	67.9	75.1
Finished inventories - Gold Bullion	82.8	64.8
Total inventories	413.6	389.3

Inventory carried at net realisable value includes:
Gold in process	—	8.5
Finished inventories - Gold Bullion	—	7.9
Write down to net realisable value included in movement in gold in process and finished stock	—	(2.7)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2023
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
A 100 basis points increase in the effective tax rate will result in an increase in the net deferred tax liability at 30 June 2023 of approximately R22.8 million (2022: R18.7 million; 2021: R14.2 million).
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

Current tax
Current tax comprises the expected tax payable or receivable on the taxable income or loss for the year and any adjustment on tax payable or receivable in respect of the previous year. Amounts are recognised in profit or loss except to the extent that it relates to items recognised directly in equity or other comprehensive income. The current tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the reporting date.

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

Current tax on gold mining income for the periods presented was determined based on a formula: Y = 33 - 165/X (2022 and 2021: Y = 34 - 170/X) where Y is the percentage rate of tax payable and X is the ratio of taxable income, net of any qualifying capital expenditure that bears to gold mining income derived, expressed as a percentage. Non-mining income, which consists primarily of interest accrued, is taxed at a standard rate of 27% (2022 and 2021: 28%) for the periods presented.
All mining capital expenditure is deducted in the year it is incurred to the extent that it does not result in an assessed loss. Capital expenditure not deducted from mining income is carried forward as unutilised capital allowances to be deducted from future mining income.
Amendment in the corporate income tax rate and mining tax rate formula and broadening the tax base
On February 23, 2022 the Minister of Finance announced in his budget speech that the corporate income tax (“CIT”) rate will be lowered from 28% to 27% for companies with years of assessment commencing on or after April 1, 2022. The mining operations of the Group accounts for income tax using the gold mining tax formula as opposed to the CIT rate. The gold mining tax formula was changed to Y = 33 - 165/X for years of assessment commencing on or after April 1, 2022. It was further announced that the lowering of the CIT rate will be implemented alongside additional amendments to broaden the CIT base by limiting interest deductions and assessed losses. Section 23M which limits the deduction of interest payable to certain parties who are not subject to tax was significantly widened. A maximum of R1 million or 80% of assessed losses (whichever is greater) is permitted to be set-off against taxable income.
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
The forecast weighted average deferred tax rate of Ergo remained unchanged at 22% (2022: decreased from 25% to 22%). The forecast weighted average deferred tax rate of FWGR remained unchanged at 29% (2022: decreased from 30% to 29%).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2023
18 INCOME TAX continued
18.1     INCOME TAX EXPENSE

Amounts in R million	2023	2022	2021

Current tax	(286.3)	(261.6)	(423.7)
Mining tax	(253.0)	(250.2)	(423.7)
Non-Mining, company and capital gains tax	(33.3)	(11.4)	—
Deferred tax	(118.7)	(72.7)	(100.0)
Deferred tax charge - Mining tax	(121.6)	(119.9)	(104.0)
Deferred tax charge - Non-mining, company and capital gains tax	2.9	1.6	(19.1)
Deferred tax rate adjustment	—	45.6	—
Recognition of previously unrecognised income losses	—	0.4	7.8
Recognition of previously unrecognised capital losses	—	—	(1.2)
Recognition of previously unrecognised temporary differences	—	(0.4)	16.5

	(405.0)	(334.3)	(523.7)

Tax reconciliation
Major items causing the Group's income tax expense to differ from the statutory rate were:
Tax on net profit before tax at the South African corporate tax rate of 27% (2022 and 2021: 28%)	(455.3)	(408.3)	(549.9)
Rate adjustment to reflect the actual realised company tax rates applying the gold mining formula	47.6	36.4	3.7
Deferred tax rate adjustment (a)	—	45.6	—
Depreciation of property, plant and equipment exempt from deferred tax on initial recognition (b)	(16.3)	(22.2)	(21.2)
Non-deductible expenses (c)	(7.0)	(7.3)	(6.2)
Exempt income and other non-taxable income (d)	21.8	19.0	22.8
(Derecognition of previously recognised)/Recognition of previously unrecognised deductible temporary differences	—	(0.4)	16.5
(Derecognition of previously recognised)/Recognition of previously unrecognised tax losses of a capital nature	—	—	(1.2)
Utilisation of tax losses for which deferred tax assets were previously unrecognised	—	0.4	7.8
Over provided in prior periods	2.0	—	—
Current year losses for which no deferred tax asset was recognised	0.4	(1.4)	(0.1)
Other	(0.1)	3.6	3.3
Tax incentives	1.9	0.3	0.8
Income tax
Income tax	(405.0)	(334.3)	(523.7)

(a) Deferred tax rate adjustment
Ergo’s forecast weighted average deferred tax rate remained unchanged at 22% (2022: decreased to 22% from 25%; 2021: remained unchanged at 25%).
FWGR’s forecast weighted average deferred tax rate remained unchanged at 29% (2022: decreased to 29% from 30%; 2021: remained unchanged at 30%).
(b) Depreciation of property, plant and equipment exempt from deferred tax on initial recognition
Depreciation of R54.9 million (2022: R72.1 million; 2021: R68.7 million) on the fair value of FWGR’s property, plant and equipment that was exempt from deferred tax on initial recognition in terms of IAS 12 Income Taxes.
(c) Non-deductible expenditure
The most significant non-deductible expenditure incurred by the Group during the year includes:
•R19.0 million discount recognised on payments made under protest (2022: R21.1 million; 2021: R7.4 million);
•R14.5 million expenditure not incurred in generation of taxable income or capital in nature (2022: R17.8 million; 2021: R17.0 million); and
•Rnil million net operating cost related to Ergo Business Development Academy Not for Profit Company that is not deductible as it is exempt from income tax (2022: R5.8 million; 2021: Rnil million).
(d) Exempt income and other non-taxable income
The most significant exempt income earned by the Group during the year includes:
◦R78.3 million dividends received (2022: R71.5 million; 2021: R76.1 million);
◦R5.7 million unwinding recognised on payments made under protest (2022: R5.8 million: 2021: R4.8 million); and
◦R2.5 million net operating income related to Ergo Business Development Academy Not for Profit Company that is not taxable as it is exempt from income tax (2022: Rnil million; 2021: R1.0 million)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2023
18    INCOME TAX continued

18.2 DEFERRED TAX

Amounts in R million	2023	2022

Included in the statement of financial position as follows:
Deferred tax assets	32.8	14.5
Deferred tax liabilities	(560.7)	(451.9)

Net deferred tax liabilities	(527.9)	(437.4)

Reconciliation of the deferred tax balance:
Balance at the beginning of the year	(437.4)	(371.3)
Recognised in profit or loss	(118.7)	(72.7)
Recognised in other comprehensive income	0.7	6.6
Recognised in equity	27.5	—

Balance at the end of the year	(527.9)	(437.4)

The detailed components of the net deferred tax liabilities which result from the differences between the amounts of assets and liabilities recognised for financial reporting and tax purposes are:
Amounts in R million	2023	2022

Deferred tax liabilities
Property, plant and equipment (excluding unredeemed capital allowances)	(659.7)	(537.6)
Environmental rehabilitation obligation and other funds	(76.3)	(63.3)
Other investments	(0.6)	(0.9)

Gross deferred tax liabilities	(736.6)	(601.8)

Deferred tax assets
Environmental rehabilitation obligation	113.9	105.6
Other provisions[1]	81.0	49.3
Other temporary differences[2]	9.0	4.6
Estimated tax losses	4.8	4.1
Estimated unredeemed capital allowances	—	0.8

Gross deferred tax assets	208.7	164.4

Net deferred tax liabilities	(527.9)	(437.4)
[1] Includes the temporary differences on the equity settled share-based payment
[2] Includes the temporary differences on the lease liability

Deferred tax assets have not been recognised in respect of the following:

Amounts in R million	2023	2022

Estimated tax losses	17.2	18.1
Estimated tax losses - Capital nature	313.6	313.6
Unredeemed capital expenditure	252.0	252.0

Deferred tax assets for tax losses, unredeemed capital expenditure and capital losses have not been recognised where future taxable profits against which these can be utilised are not anticipated. These do not have an expiry date. A maximum of R1 million or 80% of assessed losses (whichever is greater) is permitted to be set-off per year against taxable income from fiscal year 2023 onwards.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2023
19 EMPLOYEE BENEFITS

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

19.1 EQUITY SETTLED LONG-TERM INCENTIVE SCHEME (“ELTI scheme”)

Amounts in R million		2023	2022	2021

Share based payment expense - ELTI scheme	5.3	22.0	18.4	16.0

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
Performance shares:
Total shareholder’s return (“TSR”) measured against a hurdle rate of 15% referencing DRDGOLD’s Weighted Average Cost of Capital (“WACC”):
• 50% of the performance shares are linked to this condition; and
• all of these performance shares will vest if DRDGOLD’s TSR exceeds the hurdle rate over the vesting period.
TSR measured against a peer group of 3 peers (Sibanye-Stillwater, Harmony Gold Mining Company Limited and Pan-African Resources Limited):
• 50% of the performance shares are linked to this condition; and
• The number of performance shares which vest is based on DRDGOLD’s actual TSR performance in relation to percentiles of peer group’s performance as follows:

Percentile of peers	% of performance shares vesting
< 25th percentile	0%
25th to < 50th percentile	25%
50th to < 75th percentile	75%
≥ 75th percentile	100%

Reconciliation of the number of conditional shares	2023		2022
	Shares number	Weighted average price R per share	Shares number	Weighted average price R per share
Opening balance	7,593,670		7,840,620
Granted
October 20, 2021			3,508,232
October 19, 2022	4,922,751
Vested	(2,715,604)	11.44	(2,862,654)	14.02
Forfeited	(276,579)		(892,528)

Closing balance	9,524,238		7,593,670
Vesting on	9,524,238		7,593,670
December 2, 2022	—		2,715,604
October 22, 2023	1,588,120		1,666,778
October 20, 2024	3,081,179		3,211,288
October 19, 2025	4,854,939		—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2023
19.1 EQUITY SETTLED LONG-TERM INCENTIVE SCHEME (“ELTI scheme”)
Fair value
The weighted average fair value of the performance and retention shares at grant date were determined using the Monte Carlo simulation pricing model applying the following key inputs:

Grant date	October 19, 2022	October 20, 2021	October 22, 2020
Vesting date	October 19, 2025	October 20, 2024	October 22, 2023

Weighted average fair value of 80% performance shares[1]	5.54	7.34	10.49
Weighted average fair value of 20% retention shares	8.60	12.32	18.67
Expected term (years)	3	3	3
Grant date share price of a DRDGOLD share	9.48	13.55	19.43
Expected dividend yield	3.24%	3.15%	1.33%
Expected volatility[2]	58.00%	60.20%	63.07%
Expected risk free rate	8.10%	5.78%	3.82%
[1] The performance conditions are included in the measurement of the grant date fair value as they are classified as market-based performance conditions
[2] Expected volatility has been based on an evaluation of the historical volatility of DRDGOLD’s share price, commensurate with the expected term of the options

19.2 DIRECTORS' AND PRESCRIBED OFFICERS' EMOLUMENTS
    Interests in contracts
None of the directors, officers or major shareholders of DRDGOLD or, to the knowledge of DRDGOLD’s management, their families, had any interest, direct or indirect, in any transaction entered into during the year ended 30 June 2023 or the preceding financial years, or in any proposed transaction which has affected or will materially affect DRDGOLD or its subsidiaries other than disclosed in these financial statements. None of the directors or officers of DRDGOLD or any associate of such director or officer is currently or has been at any time during the past financial year materially indebted to DRDGOLD..

Key management personnel remuneration

Amounts in R million	Note	2023	2022	2021

- Board fees paid		7.6	7.8	7.6
- Salaries paid		82.0	82.5	75.5
- Short term incentives relating to this cycle		83.8	84.1	73.8
- Market value of long-term incentives vested and transferred	19.1	31.1	40.1	—
- Long term incentives paid during the cycle		—	—	183.3
		204.5	214.5	340.2

20    CAPITAL MANAGEMENT
The primary objective of the Group's capital management policy is to ensure that adequate capital is available to meet the requirements of the Group from time to time, including capital expenditure. The Group considers the appropriate capital management strategy for specific growth projects as and when required. Lease liabilities are not considered to be debt.
    Liquidity management
At June 30, 2023 the Group did not have any facilities. At June 30, 2022 the Group’s facilities included an undrawn Revolving Credit Facility (“RCF”) which was initially secured to finance the development of Phase 1 of FWGR as well as the general working capital requirements of the Group.
Pursuant to the Group having started to evaluate its funding structure for its expanded budgeted capital expenditure programme in future years, a decision was made to not renew the RCF in September 2022.
The initial and amended RCF permitted a consolidated debt ratio (net debt to adjusted EBITDA) of no more than 2:1 and a consolidated interest coverage ratio (net interest to adjusted EBITDA) of no less than 4:1 calculated on a twelve-month rolling basis, respectively. Management monitors the covenant ratio levels to ensure compliance with the covenants, as well as maintain sufficient facilities to ensure satisfactory liquidity for the Group. The covenant ratios were not breached as at or during the years ended June 30, 2022.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2023
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

Amounts in R million	2023	2022	2021

Authorised share capital
1,500,000,000 (2022 and 2021: 1,500,000,000) ordinary shares of no par value
5,000,000 (2022 and 2021: 5,000,000) cumulative preference shares of 10 cents each	0.5	0.5	0.5

Issued share capital
864,588,711 (2022 and 2021: 864,588,711) ordinary shares of no par value	6,208.4	6,208.4	6,208.4
3,896,663 (2022: 6,612,266; 2021: 9,474,920) treasury shares held within the Group (a)	(21.0)	(35.6)	(51.0)
5,000,000 (2022 and 2021: 5,000,000) cumulative preference shares of 10 cents each	0.5	0.5	0.5
	6,187.9	6,173.3	6,157.9
RELATED PARTY RELATIONSHIPS AND TRANSACTIONS

(a) Treasury shares
Shares in DRDGOLD Limited are held in treasury by Ergo Mining Operations Proprietary Limited ("EMO"). No shares were acquired in the market during the year ended June 30, 2023 or the year ended June 30, 2022 or the year ended June 30, 2021. During the year ended June 30, 2023 2,715,604 (June 30, 2022: 2,862,654; June 30, 2021: nil) shares were used to settle the equity settled share-based payment, at Rnil cashflow to the Group. R14.6 million (June 30, 2022: R15.4 million; June 30, 2021: Rnil), representing the average cost of the treasury shares used to settle the share-based payment, was transferred to retained earnings.

21.2    DIVIDENDS

Amounts in R million	2023	2022	2021

Dividends paid during the year net of treasury shares:
Final dividend declared relating to prior year: 40 SA cents per share (2022: 40 SA cents per share; 2021: 35 SA cents per share)	343.2	342.0	299.3
Interim dividend: 20 SA cents per share (2022: 20 SA cents per share; 2021: 40 SA cents per share)	172.1	171.6	342.0
Total	515.3	513.6	641.3

After 30 June 2023, a dividend of 65 SA cents per qualifying share amounting to R559.4 million was approved by the directors as a final dividend for the year ended 30 June 2023. The dividend has not been provided for and does not have any tax impact on the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2023
22    INTEREST IN SUBSIDIARIES

ACCOUNTING POLICIES Significant subsidiaries of the Group are those subsidiaries with the most significant contribution to the Group's profit or loss or assets.

Ergo Mining Proprietary Limited (“Ergo”) and Far West Gold Recoveries Proprietary Limited (“FWGR”) are the only significant subsidiaries of the Group. They are both wholly owned subsidiaries and are incorporated in South Africa, are primarily involved in the retreatment of surface gold and all their operations are based in South Africa.
A complete list of the Group's subsidiaries is included in the Company financial statements of DRDGOLD

23	OPERATING SEGMENTS

ACCOUNTING POLICIES
Operating segments are reported in a manner consistent with internal reports that the Group’s chief operating decision maker (“CODM”) reviews regularly in allocating resources and assessing performance of operating segments. The CODM has been identified as the Group’s Executive Committee. The Group has one material revenue stream, the sale of gold. To identify operating segments, management reviewed various factors, including operational structure and mining infrastructure. It was determined that an operating segment consists of a single or multiple metallurgical plants and reclamation sites that, together with its tailings storage facility, is capable of operating independently.
When assessing profitability, the CODM considers, inter alia, the revenue and cash operating costs of each segment. The net of these amounts is the segment operating profit or loss. Therefore, segment operating profit has been disclosed as the primary measure of profit or loss. The CODM also considers the additions to property, plant and equipment.

The Group has one material revenue stream, the sale of gold. The following summary describes the operations in the Group’s reportable operating segments:
Ergo is a surface gold retreatment operation which treats old slime dams and sand dumps to the south of Johannesburg’s central business district as well as the East and Central Rand goldfields. The operation comprises three plants. The Ergo plant continues to operate as a metallurgical plant. The Knights plant was reconfigured from an operating metallurgical plant to operate as a pump/milling station from April 1, 2023. The City Deep plant continues to operate as a pump/milling station feeding the metallurgical plant.
FWGR is a surface gold retreatment operation which treats old slime dams in the West Rand goldfields. The operation comprises the Driefontein 2 plant and relevant infrastructure to process tailings from the Driefontein 5 and 3 slimes dam and deposit residues on the Driefontein 4 Tailings Storage Facility.
Corporate office and other reconciling items (collectively referred to as "Other reconciling items") represent the items to reconcile to consolidated financial statements. This does not represent a separate segment as it does not generate mining revenue.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2023

23	OPERATING SEGMENTS continued

	Ergo	FWGR	Other reconciling items	Total
2023
Amounts in R million

Revenue (External)	4,108.6	1,387.7	—	5,496.3
Cash operating costs	(3,183.2)	(504.9)	—	(3,688.1)
Movement in gold in process and finished inventories - Gold Bullion	(1.8)	12.6	—	10.8
Segment operating profit	923.6	895.4	—	1,819.0

Additions to property, plant and equipment	(816.0)	(209.8)	(5.1)	(1,030.9)

Reconciliation of segment operating profit to profit after tax
Segment operating profit	923.6	895.4	—	1,819.0
Deprecation	(120.6)	(95.8)	(1.1)	(217.5)
Change in estimate of environmental rehabilitation recognised in profit or loss	6.2	—	0.9	7.1
Ongoing rehabilitation expenditure	(24.7)	(1.7)	(0.4)	(26.8)
Care and maintenance	—	—	(0.4)	(0.4)
Other operating costs	3.9	—	—	3.9
Other income	0.1	10.2	0.1	10.4
Administration expenses and other costs	(8.3)	(2.9)	(161.7)	(172.9)
Finance income	34.4	31.8	268.1	334.3
Finance expense	(58.7)	(9.7)	(2.3)	(70.7)
Current tax	(51.1)	(201.9)	(33.3)	(286.3)
Deferred tax	(73.8)	(47.9)	3.0	(118.7)
Profit after tax	631.0	577.5	72.9	1,281.4

Reconciliation of cost of sales to cash operating costs
Cost of sales	(3,320.2)	(589.8)	(1.0)	(3,911.0)
Deprecation	120.6	95.8	1.1	217.5
Change in estimate of environmental rehabilitation recognised in profit or loss	(6.2)	—	(0.9)	(7.1)
Movement in gold in process and finished inventories - Gold Bullion	1.8	(12.6)	—	(10.8)
Ongoing rehabilitation expenditure	24.7	1.7	0.4	26.8
Care and maintenance	—	—	0.4	0.4
Other operating costs	(3.9)	—	—	(3.9)
Cash operating costs	(3,183.2)	(504.9)	—	(3,688.1)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2023

23	OPERATING SEGMENTS continued

	Ergo	FWGR	Other reconciling items	Total
2022
Amounts in R million

Revenue (External)	3,704.9	1,413.6	—	5,118.5
Cash operating costs	(3,009.8)	(454.0)	—	(3,463.8)
Movement in gold in process and finished inventories - Gold Bullion	35.2	(4.8)	—	30.4
Segment operating profit	730.3	954.8	—	1,685.1

Additions to property, plant and equipment	(436.2)	(162.2)	—	(598.4)

Reconciliation of segment operating profit to profit after tax
Segment operating profit	730.3	954.8	—	1,685.1
Deprecation	(134.5)	(131.6)	(1.5)	(267.6)
Change in estimate of environmental rehabilitation recognised in profit or loss	2.3	—	(0.1)	2.2
Ongoing rehabilitation expenditure	(30.1)	(1.5)	—	(31.6)
Care and maintenance	—	—	(5.9)	(5.9)
Other operating costs	(4.9)	(0.2)	(0.1)	(5.2)
Other income	70.1	21.2	—	91.3
Administration expenses and other costs	(7.7)	(13.8)	(139.7)	(161.2)
Finance income	22.4	19.0	184.4	225.8
Finance expense	(58.8)	(10.8)	(5.2)	(74.8)
Current tax	(12.9)	(237.3)	(11.4)	(261.6)
Deferred tax	(45.3)	(29.6)	2.2	(72.7)
Profit after tax	530.9	570.2	22.7	1,123.8

Reconciliation of cost of sales to cash operating costs
Cost of sales	(3,141.8)	(592.1)	(7.6)	(3,741.5)
Deprecation	134.5	131.6	1.5	267.6
Change in estimate of environmental rehabilitation recognised in profit or loss	(2.3)	—	0.1	(2.2)
Movement in gold in process and finished inventories - Gold Bullion	(35.2)	4.8	—	(30.4)
Ongoing rehabilitation expenditure	30.1	1.5	—	31.6
Care and maintenance	—	—	5.9	5.9
Other operating costs	4.9	0.2	0.1	5.2
Cash operating costs	(3,009.8)	(454.0)	—	(3,463.8)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2023

23	OPERATING SEGMENTS continued

	Ergo	FWGR	Other reconciling items	Total
2021
Amounts in R million

Revenue (External)	3,943.0	1,326.0	—	5,269.0
Cash operating costs	(2,666.5)	(406.2)	—	(3,072.7)
Movement in gold in process and finished inventories - Gold Bullion	(31.9)	6.3	—	(25.6)
Segment operating profit	1,244.6	926.1	—	2,170.7

Additions to property, plant and equipment	(250.9)	(143.3)	(1.5)	(395.7)

Reconciliation of segment operating profit to profit after tax
Segment operating profit	1,244.6	926.1	—	2,170.7
Deprecation	(135.6)	(115.6)	(1.3)	(252.5)
Change in estimate of environmental rehabilitation recognised in profit or loss	7.2	—	5.2	12.4
Ongoing rehabilitation expenditure	(46.6)	(1.7)	—	(48.3)
Care and maintenance	—	—	(3.9)	(3.9)
Other operating costs	2.4	—	—	2.4
Other income	0.1	—	—	0.1
Administration expenses and other costs	15.0	1.8	(80.8)	(64.0)
Finance income	21.0	17.2	178.0	216.2
Finance expense	(45.8)	(9.8)	(13.9)	(69.5)
Current tax	(196.1)	(227.6)	—	(423.7)
Deferred tax	(66.6)	(37.4)	4.0	(100.0)
Profit after tax	799.6	553.0	87.3	1,439.9

Reconciliation of cost of sales to cash operating costs
Cost of sales	(2,871.0)	(517.2)	—	(3,388.2)
Deprecation	135.6	115.6	1.3	252.5
Change in estimate of environmental rehabilitation recognised in profit or loss	(7.2)	—	(5.2)	(12.4)
Movement in gold in process and finished inventories - Gold Bullion	31.9	(6.3)	—	25.6
Ongoing rehabilitation expenditure	46.6	1.7	—	48.3
Care and maintenance	-	-	3.9	3.9
Other operating costs	(2.4)	—	—	(2.4)
Cash operating costs	(2,666.5)	(406.2)	—	(3,072.7)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2023
24    PAYMENTS MADE UNDER PROTEST

SIGNIFICANT ACCOUNTING JUDGEMENTS
Payments made under protest
The determination of whether the payments made under protest give rise to an asset or a contingent asset or neither, required the use of significant judgement. The definition of an asset in the conceptual framework was applied as well as the considerations in the outcome of the IFRS Interpretations Committee (“IFRIC”) agenda decision – Deposits relating to taxes other than income tax (IAS 37 Provisions, Contingent Liabilities and Contingent Assets) (“IFRIC Agenda Decision”) published in January 2019. The IFRIC Agenda Decision has a similar fact pattern to that of the payments made under protest. With the consideration of the facts and circumstances surrounding the payments made under protest in applying the definition of an asset and the IFRIC Agenda Decision management considered the following:
•payments were made under protest and without prejudice or admission of liability. Such payments were not made as a settlement of debt or recognition of expenditure;
•the Group therefore retains a right to recover the payments from the City of Ekurhuleni Metropolitan Municipality (“Municipality”) if the Group is successful in the Main Application (as defined below);
•if the Group is not successful in the Main Application, the payments will be used to settle the resultant liability to the Municipality; and
•these two possible outcomes (i.e. success in the Main Application or not) therefore, will lead to economic benefits to the Group.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2023
24    PAYMENTS MADE UNDER PROTEST continued

Amounts in R million	Note	2023	2022

Balance at the beginning of the year		40.4	40.5
Payments made under protest		12.6	15.2
Discount on initial payment made under protest and change in estimate	7	(19.0)	(21.1)
Unwinding	6	5.7	5.8

Balance at the end of the year		39.7	40.4

Ekurhuleni Metropolitan Municipality ("Municipality") Electricity Tariff Dispute
There are primarily 3 (three) legal proceedings for which relief has been sought in the appropriate legal fora and all of which fall within the jurisdiction of the High Court of South Africa, Gauteng Local Division, Johannesburg. These comprise of an application brought by Ergo and action proceedings brought under two summonses by the Municipality.
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
Ergo seeks the undermentioned relief:
•declaring that the Municipality does not supply electricity to it at the Ergo Plant;
•declaring that the Municipality is in breach of its temporary Distribution License (issued by NERSA) by purporting to supply electricity to Ergo at the Ergo Plant;
•declaring that neither the Municipality nor ESKOM may lawfully insist that only the Municipality may supply electricity to Ergo at the Ergo Plant;
•declaring that ESKOM presently supplies electricity to Ergo at the Ergo Plant; and
•directing ESKOM to conclude a consumer agreement with Ergo for the supply of electricity at the Ergo Plant at its Megaflex tariff.

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
Ergo has also brought an application for the consolidation of both the Main Application and the action proceedings brought under the Summonses, which is still ongoing.
The Group supported by the external legal team is confident that there is a high probability that Ergo will be successful in the Main Application and defending the Summonses. Therefore, there is no present obligation as a result of a past event to pay the amounts claimed by the Municipality (refer note 26.3).
The Group has been advised the application brought by the South African Local Government Association ("SALGA") to challenge Eskom's ability to supply customers with electricity must be heard, adjudicated and finalized prior to that of the Main Application. The SALGA matter appears to have stalled, due to the interlocutory, joinder applications in the SALGA application. As the SALGA application is pivotal, it is anticipated that any decision handed down will be appealed, finally ending up in the Constitutional Court.

The balance at the end of the year was based on the following assumptions:
•discount rate: 15.30% (2022: 11.80%) representing the Municipality maximum cost of borrowing on bank loans as disclosed in their June 30, 2022 annual report and an additional risk premium on uncertainties in timing of the SALGA case; and
•discount period: June 30, 2028 (2022: June 30, 2027) representing management’s best estimate of the date of conclusion of the Main Application and is supported by external legal counsel. The discount period has increased due to delays in the current year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2023
25    OTHER INVESTMENTS

ACCOUNTING JUDGEMENTS
The Group has one (1) director representative on the Rand Refinery board. Therefore, judgement had to be applied to ascertain whether significant influence exists, and if the investment should be accounted for as an associate under IAS 28 Investments in Associates and Joint Ventures. The director representation is not considered significant influence, as it does not constitute meaningful representation. It represents 11.11% of the entire board and is proportional to the 11% shareholding that the Group has.
SIGNIFICANT ACCOUNTING ASSUMPTIONS AND ESTIMATES
The fair value of the listed equity instrument is determined based on quoted prices on an active market. Equity instruments which are not listed on an active market are measured using other applicable valuation techniques depending on the extent to which the technique maximises the use of relevant observable inputs and minimises the use of unobservable inputs. Where discounted cash flows are used, the estimated cash flows are based on management’s best estimate based on readily available information at measurement date. The discounted cash flows contain assumptions about the future that are inherently uncertain and can change materially over time.

ACCOUNTING POLICIES
On initial recognition of an equity investment that is not held for trading, the Group may make an irrevocable election to present subsequent changes in the investment’s fair value in other comprehensive income. This election is made on an investment-by-investment basis.
These assets are initially recognised at fair value plus any directly attributable transaction costs. Subsequent to initial recognition they are measured at fair value and changes therein are recognised in other comprehensive income (“OCI”), and are never reclassified to profit or loss, with dividends recognised in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment.
The Group’s listed and unlisted investments in equity securities are classified as equity instruments at fair value through OCI.

Amounts in R million	Shares held [1]	% held [1]	2023	2022

Listed investments (Fair value hierarchy Level 1):
West Wits Mining Limited ("WWM")	47,812,500	2.1%	7.2	10.7
Total listed investments			7.2	10.7

Unlisted investments (Fair value hierarchy Level 3):
Rand Refinery Proprietary Limited ("Rand Refinery")	44,438	11.3%	156.3	136.1
Rand Mutual Assurance Company Limited B Share Business Fund ("RMA") [2]	12,659	1.3%	4.9	4.4
Guardrisk Insurance Company Limited (Cell Captive A170) [3]	20	100%	0.1	0.1
Chamber of Mines Building Company Proprietary Limited	42,292	4.5%	0.1	0.1

Total unlisted investments			161.4	140.7

Balance at the end of the year			168.6	151.4

Fair value adjustment on equity instruments at fair value through OCI			17.2	(15.7)
WWM			(3.5)	(32.8)
Rand Refinery			20.2	16.8
RMA			0.5	0.3
Dividends received on equity instruments at fair value through OCI			(78.3)	(71.5)
Rand Refinery			(77.4)	(70.1)
RMA			(0.9)	(1.4)
[1]The number and percentage of shares held remained unchanged from the prior year with the exception of WWM that issued new shares thereby diluting DRDGOLD's effective shareholding from 2.4% to 2.1%
[2]The "B Share Business Fund" shares relate to all the businesses of the RMA Group that do not relate to the Compensation for Occupational Injuries and Diseases Act
[3]The shares held entitle the holder to 100% of the residual net equity of Cell Captive A 170

MARKET RISK
Other market price risk
Equity price risk arises from changes in quoted market prices of listed investments as well as changes in the fair value of unlisted investments due to changes in the underlying net asset values
FAIR VALUE OF FINANCIAL INSTRUMENTS
Listed investments
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2023
25    OTHER INVESTMENTS continued
25.1    RAND REFINERY

Amounts in R million	2023	2022

Balance at the beginning of the year	136.1	119.3
Fair value adjustment on equity investments at fair value through other comprehensive income	20.2	16.8

Balance at the end of the year	156.3	136.1
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
The fair value measurement uses significant unobservable inputs and relates to a fair value hierachy level 3 financial instrument. Marketability and minority discounts (both unobservable inputs) of 15.3% and 17.0% (2022: 16.5% and 17.0%), respectively, were applied. The latest budgeted cash flow forecasts provided by Rand Refinery as at 30 June 2023 was used, and therefore classified as an unobservable input into the models. Other key observable/unobservable inputs into the model include:

Amounts in R million	Observable/unobservable input	Unit	2023	2022

Rand Refinery operations

Forecast average gold price	Observable input	R/kg	1,060,562	880,207
Forecast average silver price	Observable input	R/kg	13,460	11,209
Average South African CPI	Observable input	%	4.5	4.4
South African long-term government bond rate	Observable input	%	10.51	10.26
Terminal growth rate	Unobservable input	%	4.5	4.4
Weighted average cost of capital	Unobservable input	%	17.0	15.9

Investment in Prestige Bullion

Discount period	Unobservable input	years	10	11
Cost of equity	Unobservable input	%	17.0	14.2

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

		Input		Change in OCI, net of tax
Amounts in R million		% Increase	% Decrease	% Increase	% Decrease

Rand Refinery operations

Rand US Dollar exchange rate	Observable inputs	1	(1)	2.4	(2.4)
Commodity prices (gold and silver)	Observable inputs	1	(1)	1.6	(1.6)
Operating costs	Unobservable inputs	1	(1)	(3.4)	3.4
Weighted average cost of capital	Unobservable inputs	1	(1)	(2.2)	2.2
Minority discount	Unobservable inputs	1	(1)	(1.2)	1.2
Marketability discount	Unobservable inputs	1	(1)	(1.2)	1.2

Investment in Prestige Bullion

Cost of equity	Unobservable inputs	1	(1)	(0.6)	0.6
Prestige Bullion dividend forecast	Unobservable inputs	1	(1)	0.2	(0.2)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2023

26	CONTINGENCIES

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
In terms of the class action, the DRDGOLD Respondents have lodged an appeal against certain aspects of the class action including, inter alia, the extension of the remedy entertained in the class action, and the inclusion of tuberculosis as a basis for liability("Appeal"). The Appeal record was finalised and the allocation of a date for the hearing of the Appeal was scheduled for November 11, 2022. The hearing of the Appeal was held in the Supreme Court of Appeal and judgment was handed-down for the matter to be struck off the roll.
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
for the year ended June 30, 2023
26    CONTINGENCIES continued
26.2    CONTINGENT LIABILITY FOR ENVIRONMENTAL REHABILITATION
Mine residue deposits may have a potential pollution impact on ground water through seepage. The Group has taken certain preventative actions as well as remedial actions in an attempt to minimise the Group’s exposure and environmental impact.
The flooding of the western and central basins has the potential to cause pollution due to Acid Mine Drainage (“AMD”) contaminating the ground water. The government has appointed Trans-Caledon Tunnel Authority (“TCTA”) to construct a pump station and partial treatment plant to treat and discharge the water and maintain the AMD below the Environmental Critical Level ("ECL") to prevent ground water contamination. TCTA completed the construction of the neutralisation plant for the Central Basin and commenced treatment during July 2014. As part of the heads of agreement signed in December 2012 between EMO, Ergo, ERPM and TCTA, sludge emanating from this plant since August 2014 has been co-disposed onto the Brakpan/Withok Tailings Storage facility. Partially treated water has been discharged by TCTA into the Elsburg Spruit.
This agreement includes the granting of access to the underground water basin through one of ERPM’s shafts and the rental of a site onto which it constructed its neutralisation plant. In exchange, Ergo and its associate companies including ERPM have a set off against any future directives to make any contribution toward costs or capital of up to R250 million. Through this agreement, Ergo also secured the right to purchase up to 30ML of partially treated AMD from TCTA at cost, to reduce Ergo’s reliance on potable water for mining and processing purpose
While the heads of agreement should not be seen as an unqualified endorsement of the state’s AMD solution, and do not affect our right to either challenge future directives or to implement our own initiatives should it become necessary, it is an encouraging development.
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
Contingent liabilities
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
Contingent assets
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
A financial asset shall be measured at amortised cost if both the following conditions are met:
•the financial asset is held in a business model whose objective is to hold financial assets in order to collect contractual cash flows; and
•the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.
An investment is measured at fair value through other comprehensive income if it meets both of the following conditions and is not designated as at fair value through profit or loss:
•it is held with a business model whose objective achieved by both collecting contractual cash flows and selling financial assets; and
•its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2023
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
The board of directors (“Board”) has overall responsibility for the establishment and oversight of the Group’s risk management framework. The Risk Committee (“RC”) which is responsible for developing and monitoring the Group’s risk management policies. The committee reports regularly to the Board on its activities.
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
for the year ended June 30, 2023
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
        NOTE 10.2    LEASE LIABILITIES
        NOTE 16    TRADE AND OTHER PAYABLES
        NOTE 20    CAPITAL MANAGEMENT

28    RELATED PARTIES
Disclosures are included in the following notes:
NOTE 5.1    COST OF SALES
NOTE 5.3    ADMINISTRATION EXPENSES AND OTHER COSTS
NOTE 16    TRADE AND OTHER PAYABLES
NOTE 19.3    TRANSACTIONS WITH KEY MANAGEMENT PERSONNEL
NOTE 21    EQUITY
NOTE 22    INTEREST IN SUBSIDIARIESS
29    SUBSEQUENT EVENTS
There were no significant subsequent events between the year-end reporting date of 30 June 2023 and the date of issue of these financial statements other than described below and included in the preceding notes to the consolidated financial statements.
    Declaration of dividend
On 23 August 2023, the Board declared a final dividend for the year ended 30 June 2023 of 65 SA cents per qualifying share amounting to R559.4 million, which was paid on 18 September 2023.
Conditional shares granted
On 25 October 2023, 2,955,805 conditional shares were granted to qualifying employees under the current equity settled long-term incentive scheme. These are expected to vest on 25 October 2026. The number of conditional shares granted includes those granted to directors and prescribed officers as follows:

Number of conditional shares

Executive directors
D J Pretorius	436,959
A J Davel	232,624

Prescribed officers
W J Schoeman	232,624
K Mbanyele	29,585

ITEM 19. EXHIBITS
    The following exhibits are filed as a part of this Annual Report:

1.1
Memorandum of Incorporation of DRDGOLD Limited, as amended on November 30, 2012 (incorporated by reference to Exhibit 1.5 to the annual report on Form 20-F (File No. 001-35387), filed with the Securities and Exchange Commission on October 25, 2013)

2.1
Form of Amended and Restated Deposit Agreement among DRDGOLD Limited, The Bank of New York Mellon as Depositary, and owners and holders of American Depositary Receipts, dated July 23, 2007 (incorporated by reference to Exhibit 1.2 to the registration statement on Form F-6 (File No. 333-140850), filed with the Securities and Exchange Commission on July 20, 2007)

2.3	Description of securities registered under Section 12 of the Exchange Act
4.1
Local Mine Bullion Refining Agreement between DRDGOLD Limited and Rand Refinery Limited, dated June 27, 2018 (incorporated by reference to Exhibit 4.5 to the annual report on Form 20-F (File No. 001-35387), filed with the Securities and Exchange Commission on October 31, 2018)

4.2
Heads of Agreement entered into by Trans-Caledon Tunnel Authority, Ergo Mining Operations Proprietary Limited, East Rand Proprietary Mines Limited and Crown Gold Recoveries Proprietary Limited, dated November 28, 2012 (incorporated by reference to Exhibit 4.39 to the annual report on Form 20-F (File No. 001-35387), filed with the Securities and Exchange Commission on October 25, 2013)

4.3
DRDGOLD Exchange Agreement between DRDGOLD Limited and Sibanye Gold Limited, dated November 28, 2017 (incorporated by reference to Exhibit 10.1 to the annual report on Form 20-F (File No. 001-35387), filed with the Securities and Exchange Commission on October 31, 2018)

4.4
Sibanye-Stillwater Exchange Agreement between Sibanye Gold Limited and K2017449061 (South Africa) Proprietary Limited and including DRDGOLD Limited, dated November 28, 2017 (incorporated by reference to Exhibit 10.2 to the annual report on Form 20-F (File No. 001-35387), filed with the Securities and Exchange Commission on October 31, 2018)

4.5
DRD Guarantee issued by DRDGOLD Limited in favour of Sibanye Gold Limited, dated November 28, 2017 (incorporated by reference to Exhibit 10.3 to the annual report on Form 20-F (File No. 001-35387), filed with the Securities and Exchange Commission on October 31, 2018)

4.6
Performance Guarantee by Absa Bank Limited in respect of Ergo Mining, dated January 8, 2019 (incorporated by reference to Exhibit 10.9 to the annual report on Form 20-F (File No. 001-35387), filed with the Securities and Exchange Commission on October 31, 2019)

4.7
Contract for the Engineering, Procurement, Supply and Commissioning of Bess Equipment related to a Storage Power Plant located in ERGO Mine between Ergo Mining Proprietary Limited and Nidec ASI SA, dated May 11, 2023†

8.1	List of Subsidiaries
12.1	Certification pursuant to Section 302 of the Sarbanes Oxley Act of 2002
12.2	Certification pursuant to Section 302 of the Sarbanes Oxley Act of 2002
13.1	Certification pursuant to Section 906 of the Sarbanes Oxley Act of 2002
13.2	Certification pursuant to Section 906 of the Sarbanes Oxley Act of 2002
96.1	Technical Report Summary and Certification from Qualified person – FWGR
96.2	Technical Report Summary and Certification from Qualified person – Ergo
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

† Confidential portions of this exhibit have been omitted.

SIGNATURES

    The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DRDGOLD LIMITED

By:	/s/ D.J. Pretorius D.J. Pretorius Chief Executive Officer
By:	/s/ A.J. Davel A.J. Davel Chief Financial Officer

Date: October 30, 2023