Form 20-F
period 2024-06-30
DRDGOLD LTD
filed 2024-10-30
CIK 1023512

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended June 30, 2024
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 0-28800
DRDGOLD LIMITED
(Exact name of Registrant as specified in its charter and translation of Registrant's name into English)

REPUBLIC OF SOUTH AFRICA (Jurisdiction of incorporation or organization)
Constantia Office Park Cnr 14th Avenue and Hendrik Potgieter Road, Cycad House, Building 17, Ground Floor, Weltevreden Park, 1709, South Africa
 (Address of principal executive offices)
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
Securities registered or to be registered pursuant to Section 12(g) of the Act None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act None
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.         864,588,711 ordinary shares of no par value outstanding as of June 30, 2024.
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

    We present our financial information in rand, which is our presentation and reporting currency. All references to “dollars” or “$” herein are to United States Dollars and references to “rand” or “R” are to South African rands. Solely for your convenience, this Annual Report contains translations of certain rand amounts into dollars at specified rates. These rand amounts do not represent actual dollar amounts, nor could they necessarily have been converted into dollars at the rates indicated. Unless otherwise indicated, rand amounts have been translated into dollars at the rate of R18.19 per $1.00, the year end exchange rate on June 30, 2024.

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
•expected gold production and cash operating costs expected in fiscal year 2025;
•statements with respect to agreements with unions;
•our prospects in litigation and disputes;
•statements with respect to the legal review for recommissioning the Withok Tailings Storage Facility (“Withok TSF”) to increase Ergo's deposition capacity and the construction of the Regional Tailings Storage Facility (“RTSF”), and expected potential increase in capacity and life of mine;
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
•limited deposition capacity;
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

•damage to tailings storage facilities and excessive maintenance and rehabilitation costs;
•a disruption in information technology systems, including incidents related to cyber security;
•changes in the demand for and the price of gold;
•changes in, or that affect, our business strategy;
•that assumptions underlying our Mineral Reserves and Mineral Resources as set forth in this report and our TRSs prove to be incorrect;
•challenges in replenishing mineral reserves;
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
Recommissioning of the Withok TSF
The Withok Tailings Storage Facility design is the engineering design that ultimately brings the tailings storage facility to its finality in terms of extent, operation, rehabilitation and management. The implemented final design would result in alignments with the Global Industry Standard on Tailings Management (“GISTM”) and regulatory bodies, increase deposition capacity, improve operation/management and bring about the sustainable closure of the facility.

$/oz	US dollar per ounce.
Called gold content	The theoretical gold content of material processed.
Care and maintenance costs	Costs to ensure that the Ore Reserves are open, serviceable and legally compliant after active mining activity at a shaft has ceased.
Cash operating costs	Cash operating costs of production are operating costs less ongoing rehabilitation expenses, care and maintenance costs and net other operating costs/(income). This is a non‑IFRS financial measure and should not be considered a substitute measure of costs and expenses reported by us in accordance with IFRS.
Cash operating costs per kilogram	Cash operating costs are operating costs incurred directly in the production of gold and include labor costs, contractor and other related costs, inventory costs and electricity costs. Cash operating costs per kilogram are calculated by dividing cash operating costs by kilograms of gold produced. This is a non‑IFRS financial measure and should not be considered a substitute measure of costs and expenses reported by us in accordance with IFRS.
Cut‑off grade	The grade (i.e., the concentration of metal or mineral in rock) that distinguishes material deemed to have no economic value from material deemed to have economic value.
CIL Circuit	Carbon-in-leach circuit.

Definitive Feasibility Study ("DFS")	A definitive engineering estimate of all costs, revenues, equipment requirements and production at a -5% to +10% level of accuracy. The study is used to define the economic viability of a project and to support the search for project financing.
Depletion	The decrease in the quantity of ore in a deposit or property resulting from extraction or production.
Deposition	Deposition is the geological process by which material is added to a landform or land mass. Fluids such as wind and water, as well as sediment flowing via gravity, transport previously eroded sediment, which, at the loss of enough kinetic energy in the fluid, is deposited, building up layers of sediment. Deposition occurs when the forces responsible for sediment transportation are no longer sufficient to overcome the forces of particle weight and friction, creating a resistance to motion.
Dilution	Waste or material below the cut-off grade that contaminates the ore during the course of mining operations and thereby reduces the average grade mined.
Doré	Unrefined gold and silver bullion bars consisting of approximately 90% precious metals which will be further refined to almost pure metal.
Footwall	The underlying side of a stope or ore body.
Grade	The amount of gold contained within auriferous material generally expressed in ounces per ton or grams per tonne of ore.
Growth capital expenditure	Capital additions that are not sustaining capital expenditure. This is a non‑IFRS financial measure and should not be considered a substitute measure of costs and expenses reported by us in accordance with IFRS.
g/t	Grams per tonne.
Indicated Mineral Resources	That part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of adequate geological evidence and sampling. The level of geological certainty associated with an indicated Mineral Resource is sufficient to allow a qualified person to apply modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Because an indicated Mineral Resource has a lower level of confidence than the level of confidence of a measured Mineral Resource, an indicated Mineral Resource may only be converted to a probable Mineral Reserve.
Inferred Mineral Resources	That part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. The level of geological uncertainty associated with an inferred Mineral Resource is too high to apply relevant technical and economic factors likely to influence the prospects of economic extraction in a manner useful for evaluation of economic viability. Because an inferred Mineral Resource has the lowest level of geological confidence of all Mineral Resources, which prevents the application of the modifying factors in a manner useful for evaluation of economic viability, an inferred Mineral Resource may not be considered when assessing the economic viability of a mining project and may not be converted to a Mineral Reserve.
Measured Mineral Resources	That part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of conclusive geological evidence and sampling. The level of geological certainty associated with a measured Mineral Resource is sufficient to allow a qualified person to apply modifying factors, in sufficient detail to support detailed mine planning and final evaluation of the economic viability of the deposit. Because a measured Mineral Resource has a higher level of confidence than the level of confidence of either an indicated Mineral Resource or an inferred Mineral Resource, a measured Mineral Resource may be converted to a proven Mineral Reserve or to a probable Mineral Reserve.
Metallurgical plant	A processing plant (mill) erected to treat ore and extract the contained gold.
Mineral Reserves	An estimate of tonnage and grade or quality of indicated and measured Mineral Resources that, in the opinion of the qualified person, can be the basis of an economically viable project. More specifically, the economically mineable part of a measured or indicated Mineral Resource, which includes diluting materials and allowances for losses that may occur when the material is mined or extracted.
Mineral Resources	A concentration or occurrence of material of economic interest in or on the Earth's crust in such form, grade or quality, and quantity that there are reasonable prospects for economic extraction. A Mineral Resource is a reasonable estimate of mineralization, taking into account relevant factors such as cut-off grade, likely mining dimensions, location or continuity, that, with the assumed and justifiable technical and economic conditions, is likely to, in whole or in part, become economically extractable. It is not merely an inventory of all mineralization drilled or sampled.
Mine call factor	The gold content recovered expressed as a percentage of the called gold content.
Modifying factors	The factors that a qualified person must apply to indicated and measured Mineral Resources and then evaluate in order to establish the economic viability of Mineral Reserves. A qualified person must apply and evaluate modifying factors to convert measured and indicated Mineral Resources to proven and probable Mineral Reserves. These factors include, but are not restricted to: Mining; processing; metallurgical; infrastructure; economic; marketing; legal; environmental compliance; plans, negotiations, or agreements with local individuals or groups; and governmental factors. The number, type and specific characteristics of the modifying factors applied will necessarily be a function of and depend upon the mineral, mine, property, or project
Mt	Million tonnes.
Ore	A mixture of valuable and worthless materials from which the extraction of at least one mineral is technically and economically viable.
Other operating costs / (income)	Expenses incurred, and income generated in the course of operating activities, which are not directly attributable to production activities.
Operating costs	Operating costs are cost of sales less depreciation, change in estimate of rehabilitation provision, movement in gold in process and finished inventory – gold bullion, ongoing rehabilitation expenditure, care and maintenance, other operating income and retrenchment costs.
oz/t	Ounces per ton.

Prefeasibility study ("PFS")	A comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on the modifying factors and the evaluation of any other relevant factors which are sufficient for a competent person, acting reasonably, to determine if all or part of the Mineral Resource may be converted to a Mineral Reserve at the time of reporting. A prefeasibility study is at a lower confidence level than a feasibility study.
Proven Mineral Reserves	The economically mineable part of a measured Mineral Resource and can only result from conversion of a measured Mineral Resource and can only result from conversion of a measured Mineral Resource.
Probable Mineral Reserves	The economically mineable part of an indicated and in some cases, a measured Mineral Resource.
Qualified Person	An individual who is a mineral industry professional with at least 5 years of relevant experience in the type of mineralization and type of deposit under consideration and in the specific type of activity that person is undertaking on behalf of the registrant, and an eligible member or licensee in a good standing of a recognized professional organization at the time the technical report is prepared.
Refining	The final purification process of a metal or mineral.
Rehabilitation	The process of restoring mined land to a condition approximating its original state.
Reserves	That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.
Sediment	The deposition of solid fragmental material that originated from weathering of rocks and was transported from a source to a site of deposition.
Slimes	The tailings discharged from a processing plant after the valuable minerals have been recovered.
Sustaining capital expenditure	Sustaining capital expenditure are those capital additions that are necessary to maintain current gold production. This is a non‑IFRS financial measure and should not be considered a substitute measure of costs and expenses reported by us in accordance with IFRS.
T’000	Tonnes in thousands.
Tailings	Finely ground rock from which valuable minerals have been extracted by milling, or any waste rock, slimes or residue derived from any mining operation or processing of any minerals.
Tailings facility	A dam created from waste material of processed ore after the economically recoverable gold has been extracted.
Tonnage/Tonne	Quantities where the metric tonne is an appropriate unit of measure. Typically used to measure reserves of gold‑bearing material in‑situ or quantities of ore and waste material mined, transported or milled.
Tpm	Tonne per month.
Yield	The amount of recovered gold from production generally expressed in ounces or grams per ton or tonne of ore.

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

Risks related to our business and operations

Limited deposition capacity

Our operations are based on ultra-volume and almost nano-gold extraction. The volume of reclaimed material delivered has one of the most profound impacts on the gold output of our metallurgical plants. The large volumes of material that are processed at our operations are deposited on tailings facilities which have a finite capacity. The Brakpan/Withok TSF is a Category 3 dam, described as “Large” and carrying a Hazard Rating of “Significant”, which renders it subject to a strict safety monitoring and reporting regime and that imposes the obligation on the operator to periodically compile and submit independent Dam Safety Audit Reports. Whilst Ergo has not received any directive that restricts or inhibits its current and future deposition regime, the Brakpan/Withok TSF is a mature facility subject to a strict compliance regime, and it may attract more onerous conditions from the regulator. Additionally, Ergo plans to eventually move onto the adjacent Withok TSF, and has filed an application with Department of Water and Sanitation to have it recommissioned. Alternative facilities will be required to ensure adequate deposition capacity for the current life of mine and for the future. Key projects to increase such a deposition capacity include the development of the RTSF as part of Phase 2 FWGR project, as well as obtaining regulatory approvals for the recommissioning of the Withok TSF at Ergo to expand its deposition capacity. The timing to have the new facilities on line is critical as a delay may result in reduced deposition rates or a halt in deposition which will have an adverse financial impact on the business if interim alternative deposition facilities cannot be obtained.

    Our large projects, most notably the development of FWGR Phase 2 to expand our operations to the western side of Johannesburg and the Solar Plant and recommissioning of Withok TSF to enable mining on the east of the Ergo plant, are subject to schedule delays and cost overruns, and we may face constraints in financing our existing projects or new business opportunities, which could render our projects unviable or less profitable than planned.

    The development of our projects are capital intensive processes carried out over long durations and requires us to commit significant capital expenditure and allocate considerable management resources in utilizing our existing experience and know-how.

    Projects like the development of Phase 2 of the FWGR assets acquired from Sibanye-Stillwater, the Solar Plant and the recommissioning of the Withok TSF are subject to the risk of delays, regulatory approvals and cost overruns which are inherent in any large construction project including, inter alia:
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

        The construction of the RTSF commenced towards the end of fiscal year 2024 and the early works for Driefontein Plant 2 ("DP2") expansion commenced during the first quarter of fiscal year 2025, both related to Phase 2. A delay in the construction of the RTSF may result in deposition capacity to be reduced as the Driefontein 4 TSF is expected to reach capacity at the end of fiscal year 2026 at the current deposition rate, where after the deposition rate would have to decrease materially. A delay in the DP2 expansion project may result in the under utilisation of the RTSF resulting in lower returns being generated.

        Ergo is currently developing a Solar Power Project to reduce its reliance on Eskom and to reduce its future cost of electricity. The Solar Plant definitive feasibility study was completed during fiscal year 2022 and is currently under development. A significant capital investment was needed for the project and the purchase of imported solar panels and battery energy storage system subject to fluctuations in the USD and euros to the rand exchange rate. The solar panels are all installed and have been progressively started to generate and supply power towards the end of current fiscal year. It is estimated that the full benefit from the project, in reduced electricity costs and reduced carbon footprint, will materialise during the second quarter of fiscal year 2025.

        Regulatory approvals for the recommissioning of the Withok TSF are yet to be obtained. The implementation of the design is expected to be crucial to sustain and increase the life of mine of Ergo as it will accommodate material toward the east of the Ergo plant.

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

    As the development of FWGR, the Solar Power Project and the recommissioning of the Withok TSF are particularly material to DRDGOLD, significant cost overruns or adverse changes in assumptions affecting the viability of these projects could have a material adverse effect on our business, cash flows, financial condition and prospects.

    Our operating cash flow, available banking facilities and ability to raise funds from banks or the capital markets may be insufficient to meet our capital expenditure plans and requirements, depending on the timing and cost of development of our existing projects and any further projects we may pursue. As a result, new sources of capital may be needed to meet the funding requirements of these projects and to fund ongoing business activities. Our ability to raise and service significant new sources of capital will be a function of, inter alia, macroeconomic conditions, rising cost of debt, our credit rating, our gearing and other risk metrics, the condition of the financial markets, future gold prices, the prospects for our industry, our operational performance and operating cash flow and debt position. Inability to raise these funds may place a burden on the Group cash reserves.

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

After five years of operating without a fatality, we very sadly lost a colleague at Ergo due to fatal injuries sustained on April 13, 2024 when a side-wall slip at the 5L27 dump impacted the loader he was operating. On behalf of the board of directors and management of DRDGOLD, we extend our deepest sympathies to the family and friends of our deceased colleague.

A disruption in our information technology systems, including incidents related to cyber security, could adversely affect our business operations.

We rely on the accuracy, availability and security of our information technology systems. Despite the measures that we have implemented, including those related to cyber security, our systems could be breached or damaged by computer viruses and systems attacks, natural or man-made incidents, disasters or unauthorised physical or electronic access.

    Any system failure, accident or security breach could result in business disruption, theft of our intellectual property, trade secrets (including our proprietary technology), unauthorised access to, or disclosure of, personnel or supplier information, corruption of our data or of our systems, reputational damage or litigation. We may also be required to incur significant cost to protect against or repair the damage caused by these disruptions or security breaches in the future, including, for example, rebuilding internal systems, implementing additional threat protection measures, defending against litigation, responding to regulatory inquiries or actions, paying damages, or taking other remedial steps with respect to third parties. (Refer to Item 16K. ‘‘Cyber Security")

    These threats are constantly evolving, thereby increasing the difficulty of successfully defending against them or implementing adequate preventative measures and we remain subject to additional known or unknown threats. In some instances, we may be unaware of an incident or its magnitude and effects. We may be susceptible to cyber-attacks, including phishing and ransomware attacks, in the evolving landscape of cybersecurity threats. Cyber security attacks have recently become more prevalent in the mining industry, which has increased the likelihood of DRDGOLD being targeted for cyber security attacks in the future. An extended failure of critical system components, caused by accidental, or malicious actions, including those resulting from a cyber security attack, could result in a significant environmental incident, commercial loss or interruption to operations as well as loss or misappropriation of confidential information, including personal data relating to DRDGOLD's current or former employees. Such information could also be made public in a manner that harms DRDGOLD’s reputation and financial results and, particularly in the case of personal data, could lead to regulators imposing significant fines on DRDGOLD.

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

    Our reclamation sites, plants, pipelines infrastructure and the tailings storage facilities are exposed to numerous risks, including operational down time due to planned or unplanned maintenance and possible load shedding or power dips, adverse weather, destruction of infrastructure, spillages, higher than expected operating costs, or lower than expected production as a result of decreases in extraction efficiencies due to imbalances in the metallurgical process as well as inconsistent volume throughput or other factors.

    Our FWGR operations are reliant on the use and access to Sibanye-Stillwater Limited’s ("Sibanye-Stillwater") mining infrastructure, related services including the smelting and recovery of gold from gold loaded carbon produced at FWGR (FWGR has the option to transfer gold loaded carbon to Ergo's Knights plant as an alternative to Sibanye-Stillwater) as well as the use of various rights, permits and licenses held by Sibanye Gold Proprietary Limited (wholly owned subsidiary of Sibanye-Stillwater) pursuant to which FWGR operates, pending the transfer to FWGR of those that are transferable. Any disruption in the supply of, or our ability to use and access the Sibanye-Stillwater mining infrastructure, related services and rights, permits and licenses, could have an adverse impact on our operations.

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

As US inflation started to recover there was uncertainty whether the US Federal Reserve would halt interest rate hikes and the collapsing of Silicon Valley Bank meant that gold remained a safe haven for investors which kept the gold price high in fiscal year 2023. During fiscal year 2024 the recovery of the US inflation continued. With inflation starting to decrease, the US Federal Reserve lowered interest rates by 50 basis points during September 2024 and further decreases are expected over fiscal year 2025. The uncertainty around the lowering of interest rates and the extent of the lowering, meant that the gold price remained high, this was further fueled by the conflict between Israel and Gaza. In addition, we are impacted by movements in the exchange rate of the rand against the dollar as described below.

    Exchange rates are influenced by global economic trends. The closing exchange rate of the rand against the dollar at June 30, 2024 strengthened by 3% compared to June 30, 2023. The closing price of the rand against the dollar at June 30, 2023 weakened by 16% compared to June 30, 2022. At September 30, 2024, the rand traded at R17.26 = $1.00 (based on closing rates), representing a 5% strengthening of the rand against the dollar from June 30, 2024 as the rand remained strong as a result of quantitative easing and lowering the interest rates by the US Federal Reserve and Eskom Holdings SOC Limited (“Eskom”) providing stable electricity to the grid during the first quarter of fiscal year 2025 (load shedding has been suspended since March 2024, but can be reinstated at any given time). The rand/dollar exchange rate was volatile throughout the fiscal year 2024 mainly as a result of the uncertainty around the National and Provincial elections in South Africa and the subsequent formation of the Government of National Unity ("GNU"), emerging markets and South Africa's economic uncertainty, including uncertainties resulting from the global economic slowdown sentiment, uncertainty around the lowering of interest rates, geopolitical tensions between Israel and Gaza, perceived political and economic instability, structurally weak economic growth of the South African economy exacerbated by load shedding by power utility Eskom up to March 2024 as it battles with supply and maintenance of the power generation units.

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

    If the rate of rise of water is not controlled, water from our discontinued underground mining areas and active tailings storage facilities ("TSFs") could potentially rise and come into contact with naturally occurring underground water or decant into surrounding underground mining areas, active TSFs and could ultimately also rise to surface. Progressive flooding of these abandoned underground mining areas and surrounding underground mining areas could eventually cause the discharge of polluted water to the surface and to local water sources.

    This may lead us to face claims and liabilities relating to environmental damage and liabilities for breaches, or alleged breaches, of applicable laws (see also Our operations are subject to extensive environmental regulations which could impose significant costs and liabilities). Any such claims may have a material adverse effect on our business, operating results and financial condition.

An increase in production costs could have an adverse effect on our results of operations.

    An increase in our production costs will impact our results of operations. Production costs are affected by, inter alia:
• rising global and national inflation;
• labor stability, productivity and increases in labor costs;
• increases in reagents and nature of material reclaimed;
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

    A three-year wage agreement was reached with organized labor at FWGR in November 2021. FWGR is in the process of reaching a new wage agreement and is aiming to conclude on this in the second quarter of fiscal year 2025. Ergo reached a three-year wage agreement with organized labor effective from 1 July 2022.

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

    We have incurred, and expect to incur in the future, expenditures to comply with these environmental laws and regulations. We have estimated our aggregate group Provision for Environmental Rehabilitation at a net present value of R616.8 million which is included in our statement of financial position as at June 30, 2024 (Refer to Item 18. ‘‘Financial Statements - Note 11 – Provision for environmental rehabilitation”). However, the ultimate amount of rehabilitation costs may in the future exceed the current estimates due to factors beyond our control, such as changing legislation, higher than expected cost increases, or unidentified rehabilitation costs. The Group provides for future obligations to rehabilitate by using funds held in insurance products. If any of our operations are prematurely closed, the rehabilitation funds may be insufficient to meet all the rehabilitation obligations of those operations. The closure of mining operations, without sufficient financial provision for the funding of rehabilitation liabilities, or unacceptable damage to the environment, including pollution or environmental degradation, may expose us and our directors to prosecution, litigation and potentially significant liabilities.

In addition to compliance with local laws and regulations, our operations are also increasingly subject to stakeholder expectations concerning the application of international environmental (and health and safety and social) standards. These include the Responsible Gold Mining Principles, IFC Performance Standards, World Gold Council guidelines and World Bank guidelines. The application of these standards similarly increases the costs of compliance, while the failure to adhere to such standards can result in reputational damage and adversely affect our operations.

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

Uncertainties regarding supply chain
        The global inflationary pressures as well as geopolitical volatility may negatively impact availability and cost of critical material and equipment. This may be further exacerbated by the increase in the frequency and severity of natural disasters such as severe weather, floods and earthquakes which may further increase this risk. The risk of dependency on key suppliers requires ongoing focus and proactive management. A sustained unavailability and increased cost of critical material such as reagents and critical equipment may require DRDGOLD to find acceptable substitute suppliers and may also require it to pay higher prices for such materials, potentially affect production and increase operating costs resulting in loss of revenue. New projects may also be adversely affected by delays in supplies, freight costs and higher than inflationary increases for capital equipment which may affect operations and production, and ultimately result in failure to deliver into the business plans.

Events may occur for which we are not insured which could affect our cash flows and profitability.

    Because of the nature of our business, we may become subject to liability for pollution or other hazards against which we are unable to insure or are not insured, including those in respect of past mining activities. Our existing property, business interruption and other insurance contains certain exclusions and limitations on coverage. The insured value for property and loss of profits due to business interruption is R20.0 billion, with a total loss limit of R2.2 billion for Ergo and R900 million for FWGR for fiscal year 2025. Business interruption is only covered from the time the loss occurs with a maximum indemnity period of 12 months and is subject to time and amount deductibles that vary between categories. To cover legal liability to third parties for damage, injury, illness or death, a total of R1 billion insurance cover is in place for the 2025 fiscal year, subject to certain exclusions and limitations on coverage.

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

    The success of our business will depend, in large part, upon the skills and efforts of a small group of management and technical personnel including the positions of Chief Executive Officer and Chief Financial Officer. The loss of any of our key personnel could delay the execution of our business plans, which may result in decreased production, increased costs and decreased profitability. For example, the Ergo Financial Director retired during fiscal year 2024, and while there was sufficient succession planning in place, there is no guarantee that future departures will not disrupt the business. In addition, we compete with mining and other companies on a global basis to attract and retain key human resources at all levels with appropriate technical skills and operating and managerial experience necessary to operate the business. Factors critical to retaining our present staff and attracting additional highly qualified personnel include our ability to provide these individuals with competitive compensation arrangements, and other benefits. If we are not successful in retaining or attracting highly qualified individuals in key management positions, our business may be harmed. We do not maintain “key man” life insurance policies on any members of our executive team. Any of the foregoing may have a material adverse effect on our business, operating results and financial condition.

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

During fiscal year 2024 the gold price reached a high of U$2,450 per ounce and a low of U$1,810. We benefited from a sustained high gold price due to slower than expected global economic recovery and growth, economic uncertainty and geopolitical tensions.

    Investors globally, as they have in so many previous times of crisis, turned to gold and the rand/dollar exchange rate was volatile throughout the fiscal year 2024 mainly as a result of the uncertainty around the National and Provincial elections in South Africa and the subsequent formation of the GNU, emerging markets and South Africa's economic uncertainty, including uncertainties resulting from the global economic slowdown sentiment, uncertainty around the lowering of interest rates, geopolitical tensions between Israel and Gaza, perceived political and economic instability, structurally weak economic growth of the South African economy exacerbated by load shedding by power utility Eskom up to March 2024 as it battles with supply and maintenance of the power generation units.

    The factors mentioned above indicate the various factors that causes the volatility in the price of gold or the rand/dollar exchange rate in the future. Our profitability may be negatively impacted by a decline in the gold price as we incur losses when revenue from gold sales drops below the cost of production for an extended period.

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

    Our future growth and profitability will depend, in part, on our ability to identify and acquire additional mineral rights and gold reserves, and on the costs and results of our continued exploration and development programs. Our business focuses mainly on the extraction of gold from tailings, which is a volume driven exercise. Only significant deposits within proximity of services and infrastructure that contain adequate gold content to justify the significant capital investment associated with plant, reclamation and deposition infrastructure are suitable for exploitation in terms of our model. There is a limited supply of these deposits which may inhibit exploration and developments, especially in a declining gold price environment that may occur in future.

    Because of these uncertainties, we may not successfully acquire additional mineral rights, or identify new Proven and Probable Mineral Reserves in sufficient quantities to justify commercial operations in any of our operations. The costs incurred on exploration activities that do not identify commercially exploitable reserves of gold are not likely to be recovered and therefore are likely to be impaired.

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

The sustained high unemployment rate of 33.5%, for 2024, rising inequality and increased lawlessness has increased the risk of social unrest, such as protests and conflict, in our surrounding communities. Continuous lack of service delivery, political instability and slow reformative action being taken by all spheres of the South African government, specifically, in combating unemployment particularly in the youth of the country adds to a sense of frustration that may increase the potential of violent strikes that could cause damage to property, harm to people and disrupt operations. This frustration was a contributing factor that led to social unrest, people committing crimes, vandalisation and theft of property, and damaging infrastructure during fiscal year 2024 which was a contributing factor to delays in commissioning new reclamation sites. A prolonged economic downturn could result in an extended period of high unemployment, further exacerbating anti-mining sentiments in South Africa. Poor service delivery by local government has caused communities to shift expectations to the private sector to provide essential services and for increased support and assistance. Poverty and high levels of unemployment have lead to demands to participate in, and benefit from, the economic activities of our business. Failure to recognise these could result in miscommunication, misaligned expectations and loss of trust that in turn could threaten our social license to operate.

The GNU was formed post the outcome of the national elections which has been received positively by both local and international financial markets however, it is still new and its stability, sustainability and ability to fix the systematic economic, political and societal issues in South Africa (Crime, low education quality, unemployment particularly amongst youth, gender based violence, water and electricity shortage, decaying infrastructure etc.) and create sustainable term economic growth over a long period remains untested. If the GNU is not successful there would be adverse consequences.

Furthermore, the rise of Environmental, Social, and Governance ("ESG") factors, such as electricity usage, social unrest, social license to operate, climate change, water usage and environmental stewardship, in investment decisions may result in divestment in the mining sector.

    Inflation can adversely affect us.

    The inflation rate in South Africa is relatively high compared to developed, industrialized countries, although many countries around the world are currently facing inflation challenges. As of June 30, 2024, the annual Consumer Price Inflation Index (“CPI”), stood at 5.1% compared to 5.4% in June 2023 and 7.4% in June 2022. Annual CPI was 3.8% as at September 30, 2024. Inflation in South Africa generally results in an increase in our rand operational costs. Higher and sustained inflation in the future, with a consequent increase in operational costs could have a material adverse effect on our results of operations and our financial condition and could result in operations being discontinued or reduced or rationalized, which could reduce our profitability.

South African mining specific inflation was 8.6% for calendar year 2023 (calendar year 2022: 13.8% and calendar year 2021: 8.1%) which is higher than general CPI. This is confirmed as DRDGOLD's cash cost increased by 13.7% in fiscal year 2024 (fiscal year 2023: 6.5% and fiscal year 2022: 12.7%) noting that this is impacted by tonnages processed. Higher and sustained inflation in the future, with a consequent increase in operational costs could have a material adverse effect on our results of operations and our financial condition and could result in operations being discontinued or reduced or rationalized, which could reduce our profitability.

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

    Our mining operations are currently dependent on electrical power supplied by Eskom, South Africa’s state-owned utility company. Electricity makes up approximately 14% of our operating costs. Eskom has become incapable of satisfying the energy requirements of the South African economy and applied a system of power rationing or load shedding to prevent a complete collapse of the national electricity grid. Load shedding was suspended during March 2024, but can be reinstated at any given time. It is a distressed enterprise unlikely to make a full recovery. It is owed billions of rands by local municipalities and in more recent times has also fallen victim to damage to its supply grid through incessant cable theft. This poses a threat to our ability to maintain the requisite volume throughput to deliver into our business plan, while the steps we are required to take to curtail load during load shedding, like intermittently switching off our mills, also impact recovery efficiencies. The private sector has responded by accelerating private production of renewable power. Government's own measures are lagging though, and it has been slow to administer the freeing up of power generation on a larger scale. Although load shedding remained suspended at June 30, 2024, load shedding will be with us for the foreseeable future if the required maintenance and renewing of the Eskom power generation fleet does not take place, which comes at a significant cost to the end user of Eskom electricity. Eskom and the government has introduced a number of initiatives to over the past two years to reduce load shedding, being:
•The introduction of the energy plan by the president of South Africa;
•The introduction and appointment of an Electricity Minister;
•Eskom launched a two year generational operational recovery plan to increase power generation and supply;
•Change in the leadership of Eskom;
•R254 billion debt relief from National Treasury
•Decrease in electricity demand from Eskom over the years due to renewable energy alternative from residents, business and large electricity consumers such as miners.
•As part of unbundling of Eskom, Eskom announced the appointment of the National Transmission Company of SA board in January 2024, a step toward operationalising the company who will be focused on managing the national grid which is independent of Eskom’s generation and distribution functions.

•Additional tax incentives for companies and households to build or implement their own renewable electricity sources to assist in lowering the demand from Eskom.

All these initiatives have improved load shedding in South Africa with load shedding suspended since March 2024. However the future of Eskom remains precarious due to the following major risks which if materialise may have an adverse impact on their viability.

National Energy Regulator of South Africa (“NERSA”) approved Eskom annual tariff increases of 12.74% effective 1 April 2024, significantly above the South African CPI. During September 2024 Eskom submitted its proposed increases of 36.15% from April 1, 2025, 11.81% from April 1, 2026 and 9.1% from April 1, 2027, for NERSA's consideration. Eskom tariff increases have increased the cost of mining and should the proposed increases be awarded, would have adverse effect on profitability.

The security of future power supply as well as the cost thereof remains a risk and may have major implications for our operations, which may result in significant production losses.

    In 2019, the President of South Africa announced the vertical unbundling of Eskom to improve efficiencies and have an independent grid operator and open competition for energy generation at lower cost to the consumer. While full state ownership will be maintained, the unbundling is expected to result in the separation of Eskom’s generation, transmission and distribution functions into separate entities, which may require legislative and/or policy reform. The unbundling is still ongoing; however during March 2024 NERSA approved the Eskom’s request to transfer its control over independent power producers ("IPPs") to the National Transmission Company of South Africa ("NTCSA"). The NTCSA will be Eskom’s transmission subsidiary under the unbundling process that will split Eskom into generation, transmission and distribution entities. Any IPP will be able to engage with the NTSCA to supply electricity via the Eskom grid to Eskom, thus reducing the risk of future load shedding. Poor reliability of the supply of electricity and instability in prices through the unbundling process is expected to continue. Eskom’s coal fired power plants have not performed well for a number of years, with national rotational power cuts (load shedding) having been implemented intermittently through the last number of fiscal years. Should we experience further power tariff increases, our business operating results and financial condition may be adversely impacted.

    Ergo is currently finalising the construction and commissioning of a Solar Power Project to reduce its reliance on Eskom and to reduce its future cost of electricity but we face risks in the development of this project as such the project may not reduce our dependence on Eskom as designed.

Ergo is also currently disputing the electricity tariff charged by Ekurhuleni Metropolitan Municipality. Over the past several years, the municipality has charged Ergo for the electricity it draws from the Ergo Central Substation. However, Ergo determined that only Eskom may legitimately charge for the drawn and consumed electricity. Ergo has instituted legal proceedings by way of an application and since then, the municipality has issued two summonses. Ergo has made payments under protest and without prejudice or admission of liability. The outcome of Ergo's application remains uncertain and may result in adverse impacts on the business, operating results and financial condition.

Risks related to ESG performance including climate change

Increased scrutiny and expectation by stakeholders including governments, Non-government organisations (“NGOs”), shareholders, investors, communities and other parties of interest regarding our ESG performance and practices as well as increased reporting requirements, may expose us to additional costs. ESG related risks we are exposed to includes climate change physical and transition risks, compliance to environmental legislation and practices, water availability and efficient use thereof, energy efficiencies and decarbonization, pollution and inappropriate waste management practices, compromised safety and occupational well being, compromised employee health and mental wellness, failure to manage diversity and inclusion, raising community expectations and concerns, complexity of legal and regulatory compliance, supply chain risks, tailings management risks etc. Failure to manage these as well as to achieve the ESG performance targets set may negatively impact the business and lead to reduced investor confidence and reputational challenges.

Physical risks including extreme weather

As a result of climate change, our operations are exposed to severe weather events that have in the past and could in the future interrupt production and our supply chain. Major property, infrastructure and/or environmental damage as well as loss of human life could be caused by extreme weather events such as droughts, heatwaves, extreme rainfall and high wind volumes which are all on the increase in terms of frequency, duration and intensity. Specifically, we have experienced an increase in intensity of events, such as thunderstorms on the Highveld, where our operations are situated. It is believed that the long-term upward trend in global temperature is directly correlated with the increase in global severe weather events both in terms of magnitude and frequency.

    For example, dry weather conditions have prompted level 1 water restrictions on residential water users in the Johannesburg area. These water restrictions remain in place as at September 30, 2024. In the cases where municipal water is used, these restrictions can result in reclamation sites not being able to transfer material to the processing plants and also the processing plants not being able to operate at full capacity. Severe thunderstorms and high winds, especially during the summer rainy season, may also cause damage to operation infrastructure that may in turn cause an interruption in the production of gold. Such incidents and other weather events may damage the facility and may result in water shortages which can impact our operations and cause the interruption of deposition and gold production until the facility is repaired or alternative deposition is brought online.

The occurrence of these risks and events may result in adverse impacts to our workforce, production interruptions, increased operational costs associated with mitigation, measures and power and supply chain disruptions, project delays and increased production pricing. All of this may result in adverse impacts on our business, operating results and financial condition.

Scarcity of water may exacerbate the risk of climate change and may negatively affect our operations.

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

    The mining industry in South Africa is extensively regulated through legislation and regulations issued through the government’s administrative bodies. These involve directives in respect of health and safety, water usage, the mining and exploration of minerals and managing the impact of mining operations on the environment. A variety of permits, regulatory approvals and authorities are required to mine lawfully, and the government enforces its regulations through the various government departments. Lack of communication between government and regulators as well as ineffective regulators remains an issue that may increase the cost of compliance and obtaining permits. The formulation or implementation of government policies may be discretionary and unpredictable on certain issues, including changes in conditions for the issuance of licenses insofar as social and labor plans are concerned, transformation of the workplace, laws relating to mineral rights, ownership of mining assets and the rights to prospect and mine, additional taxes on the mining industry and in extreme cases, nationalization. A change in regulatory or government policies could adversely affect our business and may also result in increased project costs and potential delays.

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

    On September 21, 2021, the High Court of South Africa ruled that the Mining Charter 2018 is not binding subordinate legislation but an instrument of policy. This ruling affirmed that the Minister of Mineral Resources and Energy (“MRE Minister”) was not entitled to make law through the Mining Charter 2018 to require 30% HDP ownership for the renewal of existing mining rights. The DMRE Minister confirmed that they will not appeal the ruling.

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

    Several further proposed amendments to the FPRs, (“Proposed Amendments”) were published subsequently. On February 1, 2024, the Minister of Forestry, Fisheries and the Environment again amended the transitional period contained in regulation 17B of the Financial Provision Regulations, 2015. The transitional arrangements in regulation 17B of the FPRs allows the holder of a right or permit granted or issued, as the case may be, in accordance with the MPRDA, who applied for such right or permit before 20 November 2015, to continue making financial provision in accordance with regulations 53 and 54 of the regulations published under the MPRDA. Stated differently, a person who applied for a right or permit prior to 20 November 2015, is not yet required to comply with the Financial Provision Regulations. In the previous amendments to the regulation 17B of the Financial Provision Regulations, the Minister always specified a date by when the transitional period would expire and when all holders would be required to comply with the Financial Provision Regulations. However, this time the Minister has amended regulation 17B to provide that the transitional period will continue to apply until the Minister published a date by when all holders are required to comply with the Financial Provision Regulations.

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

Initially, the draft explanatory memorandum of the Taxation Laws Amendment Bill proposed that amendment to section 5(2) of the Carbon Tax Act to provide for the carbon tax rate adjustment by US$1, US$2 and US$3/ t CO2e for the 2023, 2024 and 2025 tax periods ending on 31 December using the average exchange rate as defined in the Income Tax Act. The rate will thereafter increase gradually to US$20t CO2e in 2026 and at least to US$30/t CO2e in 2030. However, after public consultation, it was decided that the increases would be rand-based due to the instability of the USD/rand exchange rate. Currently under phase 1 an amount of R190/t CO2e carbon tax is charged on scope 1 emissions. It remains unclear whether the scope will include scope 2 emissions which typically include indirect emissions from electricity consumption. Although the decarbonization of electricity as an energy supply must nevertheless be prioritized by both the country and industries at large to de-carbonize the economy, the increased proposed rates is expected to have an adverse impact on business.

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

    Labor costs are significant for Ergo, constituting 17% of Ergo’s production costs for fiscal year 2024 (2023: 18%). As of June 30, 2024, our Ergo operations provided full-time employment for 715 employees while our main service providers deployed an additional 1755 employees to our operations, of whom approximately 88% are members of trade unions or employee associations.

    Labor costs are significant for FWGR, constituting 18% of FWGR’s production costs for fiscal year 2024 (2023: 20%). As of June 30, 2024, our FWGR operations provided full-time employment for 153 employees while our main service providers deployed an additional 298 employees to our operations, of whom approximately 85% are members of trade unions or employee associations.

We have entered into various agreements regulating wages and working conditions at our mines. FWGR's wage current wage agreement came to an end on June 30, 2024 and new wage negotiations are currently ongoing. Unreasonable wage demands could increase production costs to levels where our operations are no longer profitable. This could lead to accelerated mine closures and labor disruptions. We are also susceptible to strikes by workers from time to time, which result in disruptions to our mining operations.

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

    We are a public limited liability company, incorporated in South Africa on February 16, 1895, as Durban Roodepoort Deep, Limited. On December 3, 2004, the company changed its name from Durban Roodepoort Deep Limited, to DRDGOLD Limited. Our operations focus on South Africa's Witwatersrand Basin, which has been a gold producing region for over 120 years.

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

    Our operations primarily consist of Ergo and FWGR. Our Ergo operations include the historic Crown operations (which were restructured into Ergo during fiscal year 2012 and have substantially been rehabilitated as at the end of fiscal year 2018). East Rand Proprietary Mines Limited's (“ERPM”) underground mining infrastructure was under care and maintenance up to this reporting date. The decommissioning and rehabilitation of the last remaining underground mining infrastructure was completed in fiscal year 2021. Please refer "Item 5A. OPERATING RESULTS - Capital expenditure" for an understanding on capital expenditure incurred by the Group.

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

Recommissioning of the Withok TSF

    The recommissioning of the Withok TSF is the engineering design that ultimately brings the tailings storage facility to its finality in terms of extent, operation, rehabilitation and management. The implemented final design would result in alignments with the Global Industry Standard on Tailings Management (“GISTM”) and regulatory bodies, increase deposition capacity, improve operation/management and bring about the sustainable closure of the facility.

Updated designs for the recommissioning of the Withok TSF have been prepared and expected to be submitted to the Department of Water and Sanitation ("DWAS") Dam Safety Office during the first half of fiscal year 2025. The design will include the build of a synthetic barrier system in place for ground water protection. The Ergo life of mine currently is 18 years.

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

FWGR Phase 1

Phase 1 involved the reclamation of the Driefontein 5 dump through a reconfigured Driefontein 2 plant and deposition onto the Driefontein 4 tailings storage facility. The Driefontein 4 tailings storage facility was an upstream day-wall dam with a capacity of approximately 200,000 tonnes per month. In order to increase the deposition capacity to 500 000 tonnes per month, the conversion of this dam to cyclone deposition commenced in fiscal year 2019. The conversion has been completed and this allows a deposition capacity of 500,000 tonnes per month until at least the end of calendar year 2026 after which we will have to reduce tonnes on this facility.

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

FWGR Phase 2 expansion

The Phase 2 project is a key project for us intended to mine FWGR current reserves and to extend potential resources in the West Rand.

Phase 2 includes the construction of a new RTSF, that we believe is necessary in order to develop FWGR as envisaged by management, the new RTSF is expected to be capable of processing 2.4 million tonnes per month with a maximum capacity of approximately 800 million tonnes. Delays in obtaining regulatory approval have affected the previously reported expected dates of the construction. An amended design of the RTSF was submitted to the Department of Water and Sanitation during fiscal year 2023. The amended design included the build of a synthetic barrier system in place for ground water protection and a combined centre line/downstream dam wall in the early stages of the facility. All of the required approvals and authorisations were obtained and the construction of the RTSF has commenced.

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

The breaking of ground at this complex, on June 5, 2024, follows the appointment of a leading contractor to construct the RTSF and the receipt of the requisite permits. The expansion of DP2 will commence during the first quarter for fiscal year 2025.

Significant financing is required for the Phase 2 expansion which is expected to be financed through a combination of cash resources, operational cash flows and a new 5-year Bank facility as may be determined. (Refer to Item 18. “Financial Statements - Note 20 – Capital Management). Capital expenditure for other projects is mainly financed through operational cash flows and cash resources.

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

Crown

    Crown was acquired on September 14, 1998. Due to the depletion of mineral reserves in the western Witwatersrand, the Crown plant ceased operation in March 2017 and since then substantially rehabilitated.

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

DRDGOLD’s long-term goal is to extract as much gold from its assets as possible, in a sustainable and economically viable manner. To a large extent this depends on how effectively it continues to manage its capitals. DRDGOLD uses sustainable development to direct its strategic thinking. We seek sustainable benefits in respect to financial, manufactured, natural, social and human capitals, each of which is essential to our operations. Our mining operations are dependent on electrical power supplied by Eskom. Due to insufficient generating capacity, South Africa has faced significant disruptions in electricity supply in the past and we have occasionally suffered power outages or shortages as a result. Such power outages or shortages may lead to interruptions in our production. To help address these potential shortages and avoid the potential impact that insufficient electricity supplies may have on our mining operations, we have moved forward with our Solar Plant to reduce our reliance on Eskom and the future cost of electricity. Please see "Item 3D. Risk Factors - Risks related to doing business in South Africa" for an understanding of the impact Eskom's price volatility can have on DRDGOLD, “Item 4D. Property, Plant and Equipment – Capital Expenditure - Ergo” and “Item 18. Financial Statements – Note 24 – Payments made under protest” for further discussion related to shortages in electricity.

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

The average gold price for fiscal year 2024 remained high due to continued economic uncertainty as the global economies attempt to recover from long term effects of COVID-19, global inflation decreasing slower than expected, speculation around the upcoming US elections, the ongoing conflict in Ukraine and conflict between Israel and Gaza. In addition, we were impacted by movements in the exchange rate of the rand against the dollar as described below.

We generally take full exposure to the US dollar spot price of gold and rand/dollar exchange rate. The higher the gold price, the higher our profit margin and vice versa, subject to exchange rate fluctuations.

The average gold spot price increased by 13% from $1,831 per ounce to $2,078 per ounce during fiscal year 2024 after having decreased by 0.2% from $1,834 per ounce to $1,831 per ounce during the fiscal year 2023 and having decreased by 1% from $1,850 per ounce to $1,834 per ounce during the fiscal year 2022. As a result, the average gold price received by us in rands for fiscal year 2024 increased by 20% to R1,248,679 per kg compared to the previous year at R1,041,102 per kg and for fiscal year 2023 increased by 16% to R1,041,102 per kg compared to the previous year at R894,409 per kg. The increase in the gold price received contributed to a 14% increase in our total revenue for fiscal year 2024 amounting to R6,239.7 million (2023: R5,496.3 million and 2022: R5,118.5 million). All our revenue is generated from our operations in South Africa.

    Looking ahead we believe that the global economic environment, including escalating sovereign and personal levels of debt, economic volatility and the oversupply of foreign currency, will continue to make gold attractive to investors. The supply of gold in South Africa has shrunk in recent years and is likely to shrink even more due to the significantly reduced capital expenditure and development occurring in the sector.

    Until April 11, 2022, all gold we produced was sold on our behalf by Rand Refinery Proprietary Limited (Rand Refinery) in accordance with a refining agreement entered into in October 2001 and updated in July 2018. The sales price was fixed at the London afternoon fixed dollar price on the day the gold was delivered to the buyer. Before November 2020, the dollar proceeds sold were remitted to us within two days at which date the dollars were sold. Since November 2020 up to April 11, 2022, the dollars are also sold on the day the gold is delivered to the buyer. After April 11, 2022, gold is sold directly to South African Bullion banks after being refined to the required purity by Rand Refinery. The Group recognizes revenue from the sale of gold at a point in time when the gold is delivered to the South African Bullion bank on an agreed upon date, gold price and exchange rate. The gold bars which we produce consist of approximately 85% gold, 7-8% silver and the remaining balance comprises copper and other common elements. The gold bars are sent to Rand Refinery for assaying and final refining where the gold is purified to 99.9% and cast into troy ounce bars of varying weights. In exchange for this service, we pay Rand Refinery a variable refining fee and administration fees and up to April 11, 2022, a fixed marketing charge. We own 11.3% (fiscal year 2023 and 2022: 11.3%) of Rand Refinery.

Governmental regulations and their effects on our business

Common Law Mineral Rights and Statutory Mining Rights

    Prior to the introduction of the Minerals and Petroleum Resources Development Act, or MPRDA in 2002, ownership in mineral rights in South Africa could be acquired through the common law or by statute. With effect from May 1, 2004, all minerals have been placed under the custodianship of the South African government under the provisions of the MPRDA and old order proprietary rights were required to be converted to new order rights of use within certain prescribed periods, as dealt with in more detail below. Mine dumps created before the MPRDA became lawful outside of the MPRDA and do not require a mining license to be processed nor do they require the extensive rehabilitation and closure guarantees that are a feature of the MPRDA. Many of the activities to re-process a mine dump do fall under the provisions of the National Environmental Management Act though, which requires at its most basic the compilation and submission of an Environmental Impact Assessment.

Conversion and renewal of Rights under the Mineral and Petroleum Resources Development Act, 2002

    Existing old order rights were required to be converted into new order rights in order to ensure exclusive access to the mineral for which rights existed at the time of the enactment of the MPRDA. In respect of used old order mining rights, the DMRE is obliged to convert the rights if the applicant complies with certain statutory criteria. These include the submission of a mining works program, demonstrable technical and financial capability to give effect to the program, provision for environmental management and rehabilitation, and compliance with certain black economic empowerment criteria and an adequate social and labor plan. These applications had to be submitted within five years after the promulgation of the MPRDA on May 1, 2004. Similar procedures apply where we hold prospecting rights and a prospecting permit and conduct prospecting operations. Under the MPRDA mining rights are not perpetual. Upon being granted by the Minister of Mineral Resources and Energy, through the ambit of the DMRE, they remain valid for a fixed period, namely a maximum period of thirty years, after which they may be renewed for a further period of thirty years. Prospecting rights are limited to a maximum period of five years, with one further period of renewal of three years. Applications for conversion of our old order rights were submitted to the DMRE within the requisite time periods. As at June 30, 2024 and September 30, 2024 respectively, all of our Ergo operation’s old order mining rights have been converted into new order rights in terms of the MPRDA and applications to renew the converted new order mining rights have been lodged timeously.

The Broad-Based Socio-Economic Empowerment Charter

    In order to promote broad based participation in mining revenue, the MPRDA provides for a Mining Charter to be developed by the DMRE Minister within six months of commencement of the MPRDA beginning May 1, 2004 and was subsequently amended in September 2010. It is used as an instrument to achieve mutually symbiotic sustainable growth and broad based and meaningful transformation of the mining and mineral industry.

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
•    the removal of provisions requiring community and employee representation at board level;
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

    On September 21, 2021, the Gauteng Division of the High Court ruled that Mining Charter 2018 is not binding subordinate legislation but an instrument of policy. This ruling affirmed that the DMRE Minister was not entitled to make law through the Mining Charter 2018 to require 30% HDP ownership for the renewal of existing mining rights.

    On November 23, 2021, the DMRE Minister confirmed that the DMRE Ministery will not appeal the ruling made by the Gauteng Division of the High Court of South Africa.

Mine Health and Safety Regulation

    The South African Mine Health and Safety Act, 1996 (as amended), or the Mine Health and Safety Act (“MHSA”), came into effect in January 1997. The principal objective of the MHSA is to improve health and safety at South African mines by inter alia, providing for effective monitoring of health and safety conditions and the enforcement of health and safety measures at our mines. To this end, the MHSA imposes various duties on us at our mines and grants the authorities broad powers to, among other things, close unsafe mines and order corrective action relating to health and safety matters. In the event of any future accidents at any of our mines, regulatory authorities could take steps which could increase our costs and/or reduce our production capacity. The Act was amended in 2009 and the amendments to the Act dealt with inter alia the stoppage of production and increased punitive measures including increased financial fines and legal liability of mine management. Some of the more important provisions in the 2009 amendment bill are the insertion of section 50(7A) that places an obligation on an inspector to impose a prohibition on the further functioning of a site where a person’s death, serious injury, illness to a person or a health threatening occurrence has occurred; a new section 86A(1) creating a new offense for any person who contravenes or fails to comply with the provisions of the MHSA thereby causing a person’s death, serious injury or illness to a person. Subsection (3) further provides that (a) the “fact that the person issued instructions prohibiting the performance or an omission is not in itself sufficient proof that all reasonable steps were taken to prevent the performance or omission”; and that (b) “the defense of ignorance or mistake by any person accused cannot be permitted”; or that (c) “the defense that the death of a person, injury, illness or endangerment was caused by the performance or an omission of any individual within the employ of the employer may not be admitted”; section 86A(2) creating an offense of vicarious liability for the employer where a Chief Executive Officer, manager, agent or employee of the employer committed an offense and the employer either connived at or permitted the performance or an omission by the Chief Executive Officer, manager, agent or employee concerned; or did not take all reasonable steps to prevent the performance or an omission. The maximum fines were also increased. Any owner convicted in terms of section 86 or 86A may be sentenced to “withdrawal or suspension of the permit” or to a fine of R3 million or a period of imprisonment not exceeding five years or to both such fine and imprisonment, while the maximum fines for other offenses and for administrative fines have all been increased, with the highest being R1 million.

    Under the South African Compensation for Occupational Injuries and Diseases Act, 1993 (as amended), or COID Act, employers are required to contribute to a fund specifically created for the purpose of compensating employees or their dependents for disability or death arising in the course of their work. Employees who are incapacitated in the course of their work have no claim for compensation directly from the employer and must claim compensation from the COID Act fund. Employees are entitled to compensation without having to prove that the injury or disease was caused by negligence on the part of the employer, although if negligence is involved, increased compensation may be payable by this fund. The COID Act relieves employers of the prospect of costly damages but does not relieve employers from liability for negligent acts caused to third parties outside the scope of employment. In fiscal year 2024, we contributed approximately R6.3 million under the COID Act (2023: R6.1 million and 2022: R5.9 million) to a multi-employer industry fund administered by Rand Mutual Assurance Limited.

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

    Financial Provision for Rehabilitation

    We are required to make financial provision for the cost of mine closure and post-closure rehabilitation, including monitoring once the mining operations cease. This can be done through the use of rehabilitation trusts or through financial guarantees issued to the DMRE. During fiscal year 2022, a change in method was decided upon as providing for environmental rehabilitation from funding in a specific rehabilitation trust to financial guarantees which is an allowed method in terms of the National Environmental Management Act. The financial guarantees are issued through approved insurance products from Guardrisk Insurance Company Limited (“GICL”). All the required approvals for the change in method and transfer of the rehabilitation trust funds were obtained from the DMRE and a thorough consideration of tax and legal impacts were completed prior to the funds being transferred to GICL directly from the rehabilitation trust where the funds were previously held. As of June 30, 2024, we held a total of R697.5 million (2023: R630.6 million) in funds. As at June 30, 2024 guarantees amounting to R951.8 million (2023: R951.8 million) were issued to the DMRE.

    The provision for environmental rehabilitation for the group was R616.8 million at June 30, 2024, compared to R562.1 million at June 30, 2023.

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

    Several further proposed amendments to the FPRs, (“Proposed Amendments”) were published subsequently. On February 1, 2024, the Minister of Forestry, Fisheries and the Environment again amended the transitional period contained in regulation 17B of the Financial Provision Regulations, 2015. The transitional arrangements in regulation 17B of the FPRs allows the holder of a right or permit granted or issued, as the case may be, in accordance with the MPRDA, who applied for such right or permit before 20 November 2015, to continue making financial provision in accordance with regulations 53 and 54 of the regulations published under the MPRDA. Stated differently, a person who applied for a right or permit prior to 20 November 2015, is not yet required to comply with the Financial Provision Regulations. In the previous amendments to the regulation 17B of the Financial Provision Regulations, the Minister always specified a date by when the transitional period would expire and when all holders would be required to comply with the Financial Provision Regulations. However, this time the Minister has amended regulation 17B to provide that the transitional period will continue to apply until the Minister published a date by when all holders are required to comply with the Financial Provision Regulations.

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
4C. ORGANIZATIONAL STRUCTURE

    The following chart shows our principal subsidiaries as of June 30, 2024 and as of September 30, 2024 respectively. All of our subsidiaries are incorporated in South Africa. Our voting interest in each of our subsidiaries are equal to our ownership interests. We hold the majority of our subsidiaries directly or indirectly as indicated below. Refer to Exhibit 8.1 for a list of our significant subsidiaries.

1    Sibanye Gold Proprietary Limited trading as Sibanye-Stillwater.
2    Includes shareholding by subsidiary, EMO of 0.36% and shareholding by directors of the Company of 0.15%. Such shareholding is classified as non-public.
Ergo was previously owned by Ergo Mining Operations (Proprietary) Limited (EMO). EMO was 74% owned by DRDGOLD Limited and 26% by our broad-based black economic empowerment (BBBEE) partners – Khumo Gold SPV Proprietary Limited (Khumo) and the DRDSA Empowerment Trust. In FY2015, an agreement with our BBBEE partners entailing a roll-up of shareholding included the substitution of their 26% shareholding in EMO for 8.1% and 2.4% shareholding in DRDGOLD Limited respectively. At 30 June 2024, Khumo and the DRDSA Empowerment Trust held nil shares in DRDGOLD. In terms of the “once empowered, always empowered” principle, the transaction is deemed to still provide compliance with ownership element of the Mining Charter.

4D. PROPERTY, PLANT AND EQUIPMENT

Description of Significant Subsidiaries' Properties and Mining Operations

Mineral Reserves and Mineral Resources summary disclosures

    The financial and technical assumptions underlying the Mineral Resources and Mineral Reserves estimations contained in this report and in the Technical Report Summary or Summaries (“TRSs”) included as exhibits in this report are current as at June 30, 2024, the period covered by each of the respective reports. Such assumptions rely on various factors that may change after the reporting period, including as a result of operational reviews which the Company undertakes from time to time and when necessary. The TRSs which are filed as exhibits to this report in accordance with Item 601(86) and Item 1300 of Regulation S-K have been prepared by the Qualified Persons named therein.
    In South Africa, we are legally required to publicly report Mineral Reserves and Mineral Resources in compliance with the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves, or SAMREC Code 2016 edition. South Africa is a member of the Committee for Mineral Reserves International Reporting Standards (CRIRSCO).

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

    DRDGOLD also owns 100% of ERPM. In December 2018, ERPM concluded revised agreements to dispose certain of its underground assets to OroTree Limited (“OroTree”) which included the disposal of ERPM’s underground mining and prospecting rights. Underground mining infrastructure was not sold. ERPM’s underground gold mining infrastructure is under care and maintenance.

    At June 30, 2024, Ergo employed 715 full-time employees. In addition, specialist service providers deployed a further 1755 employees to our operations bringing the total number of in-house and outsourced employees to 2,470 at June 30, 2024 (at June 30, 2023: 2,600; at June 30, 2022: 2,440). At June 30, 2024, FWGR employed 153 full-time employees. In addition, specialist service providers deployed a further 298 employees to our operations bringing the total number of in-house and outsourced employees to 451 at June 30, 2024 (at June 30, 2023: 452; at June 30, 2022: 491).

DRDGOLD has numerous Surface, Mining and Prospecting Rights and ownership of the surface rights and mine dumps vests in various legal entities. All required operating permit and licenses have been obtained and are in good standing with the regulators. More detailed information on the various properties' mineral title can be found under the “Legal aspects and permitting” here below.

Below is a geographical representation of the location on Ergo and FWGR within South Africa:

Legend
ERGO
FWGR
GAUTENG PROVINCE
SOUTH AFRICA
Pretoria
Bronkhorstspruit
Magaliesburg
Johannesburg
Springs
Soweto
Brakpan
Germiston
Carletonville
Vereeniging
Vanderbijlpark

Summary of production

The following table sets out aggregate production for Ergo and FWGR for the last three fiscal years:
Total aggregate gold production	2024	2023	2022

Gold produced (ounces)	160,818	169,820	183,902

DRDGOLD's summary Mineral Resources (Exclusive of Mineral Reserves) are set forth in the tables below:
Mineral Resources (Exclusive of Mineral Reserves) as of June 30, 2024
	Measured Resources				Indicated Resources				Inferred Resources				Total
	Tonnes	Grade	Gold Content		Tonnes	Grade	Gold Content		Tonnes	Grade	Gold Content		Tonnes	Grade	Gold Content
	(mill)	(g/tonne)	('m ozs)	(tonnes)	(mill)	(g/tonne)	('m ozs)	(tonnes)	(mill)	(g/tonne)	('m ozs)	(tonnes)	(mill)	(g/tonne)	('m ozs)	(tonnes)

Ergo	66.04	0.26	0.55	17.17	365.78	0.24	2.9	87.79	21.32	0.24	0.16	5.12	453.14	0.27	3.61	110.08
FWGR [1]	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total	66.04	0.26	0.55	17.17	365.78	0.24	2.90	87.79	21.32	0.24	0.16	5.12	453.14	0.27	3.61	110.08

[1] Mineral Resources when stated exclusive of Mineral Reserves amount to zero for FWGR, because all of the Mineral Resources are converted to Mineral Reserves
Notes:
The figures contained in the tables are rounded, which may result in minor computational discrepancies which are not deemed to be significant.
Mineral Resources have been reported in accordance with the classification criteria of Subpart 1300 of Regulation S-K.
These Mineral Resources are stated exclusive of Mineral Reserves.
In situ Mineral Resource estimate reported according to S-K 1300 requirements
No geological losses applied

DRDGOLD's summary Mineral Reserves are set forth in the tables below:
Mineral Reserves as of June 30, 2024
	Proved Reserves				Probable Reserves				Total Reserves
	Tones	Grade	Gold Content		Tonnes	Grade	Gold Content		Tonnes	Grade	Gold Content
	(mill)	(g/tonne)	('m ozs)	(tonnes)	(mill)	(g/tonne)	('m ozs)	(tonnes)	(mill)	(g/tonne)	('m ozs)	(tonnes)

Ergo	170.06	0.31	1.67	52.72	196.17	0.25	1.60	49.04	366.23	0.28	3.27	101.76
FWGR	203.13	0.33	2.12	66.04	12.88	0.33	0.14	4.24	216.00	0.33	2.26	70.28
Total	373.19	0.32	3.79	118.76	209.05	0.25	1.74	53.28	582.24	0.30	5.53	172.04

Notes:
The figures contained in the tables are rounded, which may result in minor computational discrepancies which are not deemed to be significant.
The Mineral Reserves constitute the feed to the gold plants
The Mineral Reserves are stated at a price of ZAR1,170,587/kg
The input studies are to a PFS level of accuracy
No mining losses or dilution has been applied in the conversion process nor has a mine call factor been applied.
Tonnes and grade Run-of-Mine (RoM) as delivered to the plant
The Mineral Reserve estimates contained herein may be subject to legal, political, environmental or other risks that could materially affect the potential development of such Mineral Reserves

Properties and location

    The Ergo plant is located approximately 43 miles (70 kilometers) east of the Johannesburg’s central business district in the province of Gauteng on land owned by Ergo. Access to the Ergo plant is via the Ergo Road on the N17 Johannesburg-Springs motorway.

    Following the restructuring of the Crown operations, which consisted of three separate locations, City Deep, Crown Mines and Knights, into a single surface retreatment operation in Ergo, these mining rights were transferred to Ergo in March 2014. The Crown Mines plant and sites were closed down in March 2017 and rehabilitated.

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

As of June 30, 2024 and September 30, 2024, no material encumbrances exist on Ergo's property.

As of June 30, 2024, the net book value of Ergo’s mining assets was R4,667.0 million (2023: R2,419.1 million).

Below is a geographical representation of the location of individual material properties of Ergo and FWGR: (Figure A)

    FWGR’s assets consists of the currently operational Driefontein 2 plant (“DP2”), Driefontein 4 TSF which is a current active tailings deposition facility, pilot plant, which is a moveable LogiProc pilot plant established to test the processes, techniques and assumptions made in the definitive level design of the full scale retreatment of dumps. FWGR currently owns six tailings storage facilities on the West Rand between Roodepoort and Carletonville, approximately 70km South West of Johannesburg (Figure A).

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

As of June 30, 2024, and September 30, 2024, no material encumbrances exist on FWGR's property.

    At June 30, 2024, the net book value of FWGR’s mining assets was R2,098.3 million (2023: R1,464.3 million).

Surface reclamation operations including the treatment of sand from ERPM’s Cason Dump, was conducted through the Knights metallurgical plant, tailings deposition facilities and associated facilities until ERPM’s surface mining assets were transferred to Ergo as part of the restructuring which took place on July 1, 2012.

As of June 30, 2024, and September 30, 2024, no encumbrances exist on ERPM's property.

At June 30, 2024, the net book value of ERPM’s mining assets was zero (2023: zero).

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

The surface sources have generally undergone a complex depositional history resulting in grade variations associated with improvements in plant recovery over the period the material was deposited. At Ergo, our gold producing metallurgical plant, we have an installed capacity to treat approximately 25 million tonnes of material per year based on 92% availability and are fully operational. All of the plants have undergone various modifications during recent years resulting in significant changes to the processing circuits. The City Deep plant continues to operate as a pump station and the Knights plant as a pump/milling station, both feeding the Ergo metallurgical plant. At FWGR, DP2 has an installed capacity to treat approximately 7.2 million tonnes of material per year.

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

Infrastructure

    The hydro-mining, reprocessing and re-deposition of tailings material requires a network of pipes. Slurry pipelines will be needed from the hydro-mining sites at the TSFs to the plants and tailings pipelines from the plants to the respective deposition facilities. High pressure water pipelines are necessary to supply the mining operations while separate low-pressure water pipes are needed for returning water to the plants from return water dams at the various TSFs. These have all been adequately designed and included in the LoM planning.

    Ergo currently uses the Brakpan/Withok TSF as deposition facility, and FWGR, the Driefontein 4 TSF. Ergo requires the recommissioning of the Withok TSF to receive an additional tailings capacity in order to deliver into its life of mine. FWGR requires the RTSF to ensure adequate storage facilities for the long-term deposition of all tailings arising from FWGR operations.

    Updated designs for the recommissioning of the Withok TSF have been prepared and expected to be submitted to the DWAS Dam Safety Office during the first half of fiscal year 2025. Site establishment in preparation for construction of the RTSF commenced on June 5, 2024, with a depositional capacity of 600ktpm available in the second half of 2026 calendar year, increasing to 1.2Mtpm in fiscal year 2027. The RTSF will have sufficient storage capacity to also accommodate new risings up to a rate of 2.4Mtpm from the mining of available TSFs in the area well into the future.

    Up to May 2024 both operations obtained their power ultimately from the Eskom grid and therefore are currently exposed to the material risks associated with Eskom. Ergo is in the process of fully completing its solar power plant integrated with a battery energy storage system which will ultimately reduce electricity consumption from Eskom and increase the use of clean energy. Ergo operations receive power from several substations and mining sites are supplied power via several separate feeds. Currently, the Ergo plant demands peaks at 18MVa and the Brakpan/Withok TSF at 8MVa. Ergo operates 24-7-365 and the plant receives power at 6.6KV via Eskom’s 88kV Vlakfontein distribution. At FWGR, power is currently supplied from Eskom’s 132kV and 44kV grid to various Sibanye owned gold mines in the vicinity of FWGR’s operations. The power requirement of FWGR remains within the current surplus capacity of the Driefontein and Kloof mining complexes.

Exploration

    Exploration and development activity at Ergo and FWGR involves the drilling of surface dumps and evaluating the potential gold and other commodities bearing surface material in the determination of its Mineral Resources and Mineral Reserves. These exploration programmes comprise:
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

Before we embark on new mining projects, we undertake an environmental authorization process which is performed by external consulting specialists that conduct detailed specialist studies, an environmental impact assessment and an environmental management programme (“EMP”) for the management of these projects. These reports are discussed and reviewed by our stakeholders through an open public participation process. Through this process, we are able to identify, address and minimize the effects of our activities on the environment and identify and mitigate the potential impacts our activities may have on surrounding communities and the receiving environment. Our environmental management systems and policies have been designed in compliance with South Africa’s National Environmental Management Act 107 of 1998 and associated regulations. Internal and external environmental audits are performed annually and recorded in a database to ensure compliance. Our EMP encompasses all the activities of our operations and assesses the environmental impacts of mining at reclamation sites, plants and tailings storage facilities. It also outlines the closure process, including financial provisions.

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

Water usage and reduction in use of potable water
    The primary uses for water are in the plants and hydro-mining for the various TSFs. Ergo constructed a central water reticulation plant in 2017 to give it the ability to deliver water to all corners of the operation and return it through a fully integrated closed system. 70% of all process water make up at Ergo is drawn from the Brakpan/Withok TSF to various reclamation sites by way of return water columns. Another 15% water is drawn from lakes and dams in the region in terms of the requisite extraction licenses. A further 10% of process water top up needs are from treated underground acid mine drainage (“AMD”) drawn from Trans-Caledon Tunnel Authority (“TCTA”). DRDGOLD has the right to use up to 30 Ml of AMD water per day. Potable water is used only where the sensitivity of equipment requires it and for certain early stages of irrigation to settle in newly established vegetation on TSFs. At FWGR, all water harvested from Driefontein 4 TSF is used. This amounts to approximately 45% of process water requirements. The balance is made up from underground mine dewatering. Water use licenses are available for the pumping of water from underground workings at Kloof 10 shaft and Driefontein 10 shaft, and the consumption planned from these shafts will not exceed the pumping rates approved in the respective WULs. Potable water consumption is limited to drinking and change houses and flocculant make up for usage in the plant.

Water pollution

    A closed water system is designed to avoid having to treat water or having to discharge into surface water courses. Overflows of return water dams may, depending on their location, pollute surrounding streams and wetlands. Ergo and FWGR have an ongoing monitoring program to ensure that its water balances (in its reticulation system, on its tailings and its return water dams) are maintained at levels that are sensitive to the capacity of return water dams. Any water discharge is contained through paddocks on reclaimed sites, storm water run-off and water systems that pump rain or excess water into the system. Another possible source of water discharge is attributed mainly to compromised or aging pipes that may cause leaks. An external expert continuously monitors pipelines to timeously identify water leaks to minimize water seepages. A comprehensive maintenance plan is in place to replace compromised pipelines.

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

    The government appointed TCTA to construct a partial treatment plant (neutralisation plant) to prevent the ground water being contaminated. TCTA completed the construction of the neutralisation plant for the Central Basin and commenced treatment during July 2014. As part of the heads of agreement signed in December 2012 between EMO, Ergo, ERPM and TCTA, sludge emanating from this plant is co-disposed onto the Brakpan/Withok TSF together with processed material from the Ergo plant. Partially treated water is then discharged by TCTA into the Elsburg Spruit. This agreement includes the granting of access to the underground water basin through one of the ERPM shafts and the rental of a site onto which it constructed its neutralisation plant. In exchange, Ergo and its associate companies including ERPM have a set-off against any future directives to make any contribution toward costs or capital of up to R250 million. Through this agreement, Ergo also secured the right to purchase up to 30 ML of partially treated AMD, a day, from TCTA at cost, in order to reduce Ergo’s reliance on potable water for mining and processing purposes.

Refer Item 18. ‘‘Financial Statements - Note 26.2 Contingent liability for environmental rehabilitation” for disclosures on potential pollution impact on ground water through seepage.

Environmental rehabilitation closure providing and funding

While the ultimate amount of rehabilitation costs to be incurred is uncertain, we have estimated that the total cost for Ergo, in current monetary terms as at June 30, 2024 is approximately R490.9 million (2023: R444.2 million). As at June 30, 2024, a total of R156.8 million (2023: R141.9million) is held in fixed income investment funds in the Guardrisk Cell Captive, as security for financial guarantees issued for rehabilitation costs.

We have estimated that the total cost for FWGR, in current monetary terms as at June 30, 2024 is approximately R116.4 million (2023: R109.0 million). As at June 30, 2024, a total of R525.3 million (2023: R474.8 million) is held in fixed income investment funds in the Guardrisk Cell Captive, as security for financial guarantees issued for rehabilitation costs.

    We have estimated that as at June 30, 2024 the present discounted value of the total cost of rehabilitation for ERPM is approximately R9.4 million (2023: R9.0 million). A total of R15.4 million (2023: R13.9 million) is held in fixed income investment funds and is available for the settlement of these rehabilitation costs.

Legal aspects and permitting

Tailings storage facilities, in most instances, are considered movable and capable of being owned under the common law separately from land. As such, they are distinguishable from underground minerals, which can no longer be individually owned in South African but in respect of which the Department of Mineral Resources and Energy (DMRE) may issue Mining Rights in terms of the MPRDA of 2002 (MPRDA), as amended. The construct of the MPRDA caused the minerals in certain TSFs to therefore fall outside the regulatory reach of the MPRDA. The transitional arrangements of the MPRDA provided for existing operations, however, to convert old order rights (Mining Licenses held under the previous dispensation) to new order rights. Ergo successfully converted its old order licenses to Mining Rights and is seeking to consolidate them into a single mining right. In terms of reserves in TSFs which are owned by common law and are not covered by a Mining right, Environmental and Waste Management Approvals are obtained from the DMRE for the retreatment of such TSFs.
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

The Brakpan/Withok TSF is duly registered in terms of Chapter 12 of the National Water Act (Act No. 36 of 1998). It is a Category 3 dam, described as “Large” and carrying a Hazard Rating of “Significant”, which renders it subject to a strict safety monitoring and reporting regime and that imposes the obligation on the operator to periodically compile and submit independent Dam Safety Audit Reports. The Dam Safety Office of the Department of Water and Sanitation is required to consider these reports and may impose, by way of directive, such conditions as it deems appropriate. Ergo is in compliance with the requisite reporting regime, having compiled and submitted reports in 2013, 2018 and 2021, accompanied by such design amendments as required by the envisaged deposition regime. Whilst Ergo has as of yet not received any directive that restricts or inhibits its current and future deposition regime of 1 650 million tonnes per month, the Brakpan/Withok TSF is a mature facility subject to a strict compliance regime, and it may in response to any of the aforementioned reports attract more onerous conditions from the regulator.

The Brakpan/Withok TSF is a mature facility, entering the tail-end of its life as an ultra-volume dam. We do not envisage maintaining the current deposition rate onto this dam of 1,650 million tonnes per month for much longer than another three years, before additional space will be required to maintain our targeted throughput rates. It is also subject to a strict compliance regime, requiring the regular compilation and filing of dam safety assessments, any of which may attract more onerous conditions from the regulator. Therefore, in light of Ergo’s future ambitions, plans for the recommissioning of the adjacent Withok TSF have been filed with the dam safety department of the Department of Water and Sanitation to supplement Ergo’s current deposition capacity and alleviate the future burden of the Brakpan/Withok TSF.

Ergo plans to maintain the aforementioned deposition rate for only three more years before moving onto the adjacent Withok TSF, having formally filed an application with Department of Water and Sanitation to have it recommissioned. Because of the strategic significance of deposition, Ergo continuously evaluates the remainder of its portfolio of assets to determine the best for each, be it to reclaim it as a resource, or to repurpose it as a TSF.

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

Impediments on rights to mine

Grootvlei Complex

Ergo has a mining right over Grootvlei 6L14 dump via mining right GP158MR. Ergo's application for the renewal of its prospecting rights over Grootvlei dumps 6L16, 6L17 and 6L17A to the DMRE was granted in July 2022. During the 2023 financial year, an external party raised a conflicting claim of common law ownership of 6L16, 6L17 and 6L17A TSFs. Although the claim was on common law ownership and no attempt has been made to set aside the prospecting rights over the TSFs, the Grootvlei TSFs have been excluded from Mineral Reserves and the life of mine, and included in Mineral Resources.

Marievale Complex

Ergo signed an offer to purchase 7L4 from EBM during the current financial year and is in the process of concluding a sale agreement.

Ergo acquired the Marievale TSFs 7L5, 7L6 and 7L7 – in terms of a written notarial executed deed of sale in 2019 and took possession of the TSFs on 8 April 2019. It has since also obtained the requisite National Environmental Management Act, 1998 regulatory approvals to retreat the said TSFs. During the 2022 financial year, the owner of the land on which 7L5, 7L6 and 7L7 are situated – an estimated 36.5 million tonnes out of the total 54.1 million tonnes comprising the Marievale cluster – notified Ergo that in its view, the said TSFs had acceded to the land, and that it had become the owner of the TSFs. Ergo disputed the claim of legal title and referred the matter to arbitration as all ownership requirements were met when the TSFs were purchased by Ergo. Following the lodging of legal proceedings, the parties settled the dispute and Ergo during the 2023 financial year entered into a commercial arrangement with the land-owner whereby the landowner has renounced its entire right, title and interest in and to the TSFs in the favour of Ergo against payment of an agreed sum. The 7L4, 7L5, 7L6 and 7L7 TSFs have been classified as Mineral Reserves in fiscal year 2023 and fiscal year 2024.

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

Production

Ergo

    For fiscal year 2024, production decreased to 116,994 ounces from 126,385 ounces in fiscal year 2023 mainly due to the volume throughput that decreased from 17.3Mt to 16.1Mt as a result of the late commissioning of new high volume reclamation sites due to delays in obtaining regulatory approvals and community-related disruptions. Average yield marginally decreased from 0.227g/t in fiscal year 2023 to 0.226g/t in fiscal year 2024.

    Cash operating costs increased by $204 per ounce, or 14%, from $1,417 per ounce in fiscal year 2023 to $1,621 per ounce in fiscal year 2024 mainly due to the decrease in gold produced and the significant increase in contract reclamation costs and machine hire costs driven by the reclamation of material at clean-up sites.

The following table details certain production and financial results of Ergo for the past three fiscal years.
	2024	2023	2022
Production (metric)
Ore milled ('000 tonnes)	16,101	17,334	22,111
Recovered grade (oz/ton)	0.008	0.008	0.006
Gold produced (ounces)	116,994	126,385	133,618
Results of Operations
Revenue (R million)	4,524.9	4,108.6	3,704.8
Cost of sales (R million)	(3,673.2)	(3,320.2)	(3,141.8)
Cash operating costs (R million)[1]	(3,571.0)	(3,183.2)	(3,009.8)
Cash operating costs (R/kilogram)[1]	974,764	809,199	718,676
All-in sustaining costs (R/kilogram) [1]	1,066,948	895,741	826,891
All-in cost (R/kilogram) [1]	1,652,688	1,041,733	848,683
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

FWGR

    For fiscal year 2024, production increased to 43,820 ounces from 43,435 ounces produced in fiscal year 2023. The gold produced increased due to increased volume throughput from 5.7Mt in fiscal year 2023 to 6.2Mt in fiscal 2024. This was marginally offset by a decrease in average yield from 0.237g/t in fiscal year 2023 to 0.221g/t in fiscal year 2024.

    Cash operating costs increased by $117 per ounce, or 18%, from $645 per ounce in fiscal year 2023 to $762 per ounce in fiscal year 2024 mainly due to operating two reclamation sites simultaneously, one of which is a clean-up site. Furthermore, costs were aggravated by an increase in reagent consumption driven by the increased acidity and coarser nature of material reclaimed from Driefontein 3. Electricity costs have also spiked given the longer pumping distance to Driefontein 3.

The following table details certain production and financial results of FWGR for the past three fiscal years.
	2024	2023	2022
Production (metric)
Ore milled ('000 tonnes)	6,166	5,698	6,078
Recovered grade (oz/ton)	0.008	0.008	0.008
Gold produced (ounces)	43,820	43,435	50,284
Results of Operations
Revenue (R million)	1,714.8	1,387.7	1,413.6
Cost of sales (R million)	(756.3)	(589.8)	(592.1)
Cash operating costs (R million)[1]	(622.3)	(504.9)	(454.0)
Cash operating costs (R/kilogram)[1]	458,207	368,206	291,302
All-in sustaining costs (R/kilogram) [1]	543,553	545,780	396,762
All-in cost (R/kilogram) [1]	1,044,207	550,717	422,540
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

Capital Expenditure

Ergo

    For a discussion of capital expenditures in fiscal years 2022, 2023 and 2024, see "Item 5.A. Operating and Financial Review and Prospects—Capital expenditure".

    Capital expenditure related to material growth projects are financed on a project-by-project basis which may include bank facilities and existing cash resources. Sustaining capital expenditure is financed from cash generated from operations and existing cash resources. For a summary of capital expenditure, see Item 5A. Operating Results.

    Advance planning is ongoing for the recommissioning of the Withok TSF to accommodate higher grade resources in the area east of the of the Ergo Plant.

    During fiscal year 2024 capital was expended to construct the solar power project, to reduce Ergo’s reliance on the Eskom grid and reduce its carbon footprint. The majority of the capital expenditure in fiscal year 2024 was expended to complete phase 1 of the solar power project and start with phase 2 of the project which is expected to be completed and the full system commissioned in the second quarter of fiscal year 2025.

FWGR

    FWGR appointed an engineering consulting company to undertake the definitive feasibility study and detailed design for the Phase 2 project. The available information was independently reviewed by an external consultant, Sound Mining Solution (Pty) Ltd. The project initially included the construction of a new CPP with a capacity of between 1.2 Mtpm to 2.4 Mtpm and the equipping of the required reclamation sites and pipeline infrastructure to supply the relevant resources to the CPP. Phase 2 also includes the construction of a new RTSF capable of accepting up to 2.4 Mtpm to a capacity of approximately 800Mt. The definitive feasibility study was concluded and all regulatory approvals were obtained. The construction of the RTSF commenced on June 5, 2024.

Furthermore, the expansion of DP2 to a 1.2Mt processing capacity per month has been planned using the same designs applicable to CPP and construction of the DP2 expansion project commenced during the first quarter of fiscal year 2025.

    Capital expenditure related to material growth projects are financed on a project-by-project basis which may include bank facilities and existing cash resources. Sustaining capital expenditure is financed from cash generated from operations and existing cash resources.

Mineral Reserves and Mineral Resources Estimation

Mineral Resources

DRDGOLD's summary Mineral Resources (Exclusive of Mineral Reserves) are set forth in the tables below:
Mineral Resources (Exclusive of Mineral Reserves) as of June 30, 2024
	Measured Resources				Indicated Resources				Inferred Resources				Total
	Tonnes	Grade	Gold Content		Tonnes	Grade	Gold Content		Tonnes	Grade	Gold Content		Tonnes	Grade	Gold Content
	(mill)	(g/tonne)	('m ozs)	(tonnes)	(mill)	(g/tonne)	('m ozs)	(tonnes)	(mill)	(g/tonne)	('m ozs)	(tonnes)	(mill)	(g/tonne)	('m ozs)	(tonnes)

Ergo	66.04	0.26	0.55	17.17	365.78	0.24	2.9	87.79	21.32	0.24	0.16	5.12	453.14	0.27	3.61	110.08
FWGR [1]	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total	66.04	0.26	0.55	17.17	365.78	0.24	2.90	87.79	21.32	0.24	0.16	5.12	453.14	0.27	3.61	110.08

[1] Mineral Resources when stated exclusive of Mineral Reserves amount to zero for FWGR, because all of the Mineral Resources are converted to Mineral Reserves
Notes:
The figures contained in the tables are rounded, which may result in minor computational discrepancies which are not deemed to be significant.
Mineral Resources have been reported in accordance with the classification criteria of Subpart 1300 of Regulation S-K.
These Mineral Resources are stated exclusive of Mineral Reserves
In situ Mineral Resource estimate reported according to S-K 1300 requirements
No geological losses applied

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

ERGO	FWGR
Cut-off assumptions
Gold price (R)	1,170,587	1,170,587
Working cost (R/tonne)	115	97
Plant recovery (%)	42.00	51
Mine call factor (%)	100	100
Cut-off grade (g/t)	0.23	0.19

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

Mineral Reserves

DRDGOLD's summary Mineral Reserves are set forth in the tables below:
Mineral Reserves as of June 30, 2024
	Proved Reserves				Probable Reserves				Total Reserves
	Tonnes	Grade	Gold Content		Tonnes	Grade	Gold Content		Tonnes	Grade	Gold Content
	(mill)	(g/tonne)	('m ozs)	(tonnes)	(mill)	(g/tonne)	('m ozs)	(tonnes)	(mill)	(g/tonne)	('m ozs)	(tonnes)

Ergo	170.06	0.31	1.67	52.72	196.17	0.25	1.60	49.04	366.23	0.28	3.27	101.76
FWGR	203.13	0.33	2.12	66.04	12.88	0.33	0.14	4.24	216.00	0.33	2.26	70.28
Total	373.19	0.32	3.79	118.76	209.05	0.25	1.74	53.28	582.24	0.30	5.53	172.04

Notes:
The figures contained in the tables are rounded, which may result in minor computational discrepancies which are not deemed to be significant.
The Mineral Reserves constitute the feed to the gold plants
The Mineral Reserves are stated at a price of ZAR1,170,587/kg
The input studies are to a PFS level of accuracy
No mining losses or dilution has been applied in the conversion process nor has a mine call factor been applied.
Tonnes and grade Run-of-Mine (RoM) as delivered to the plant
The Mineral Reserve estimates contained herein may be subject to legal, political, environmental or other risks that could materially affect the potential development of such Mineral Reserves

Key parameters used in the determination of Mineral Reserves June 30, 2024
	Recovery	Mine call factor	Operating costs	Average cut-off grade
	%	%	R/t	g/t

Ergo	42	100	115.00	0.23
FWGR	51	100	97.49	0.19

The Mineral Reserves were prepared in accordance with the requirements of S-K 1300, and the economic viability thereof performed at a minimum prefeasibility study level. Modifying factors like dilution or mining losses are not applied for the Mineral Reserve estimation because the TSFs are re-mined and re-processed in their entirety. All other modifying factors are reflected in the mine design and all of the associated technical aspects that informed the capital and operating cost estimates. Mineral Reserves are reported as delivered to the processing plants.

As material is removed for retreatment, the Mineral Resources and Mineral Reserves for each operation are adjusted accordingly. Continuous checks of modifying factors and ongoing surveys are conducted to monitor the rate of depletion and the accuracy of factors used in conversion.

Mineral Reserves changed in the past two fiscal years as follows:
•Mineral Reserves decreased from 5.79 million ounces at June 30, 2023, to 5.53 (a decrease of 4.5%) million ounces at June 30, 2024, mainly because of depletion through ongoing mining activities.
•Mineral Reserves decreased from 6.04 million ounces at June 30, 2022, to 5.79 (a decrease of 4.1%) million ounces at June 30, 2023, mainly because of depletion through ongoing mining activities.

The life-of-mine for Ergo based on Proven and Probable Mineral Reserves S-K 1300 as at June 30, 2024, was 18 years (June 30, 2023: 19 years).

The life of mine for FWGR based on Proven and Probable Mineral Reserves under S-K 1300 as at June 30, 2024 was 17 years (June 30, 2023: 18 years).

The year on year Mineral Reserve reconciliation is shown below:

	Tonnes (Mt)	Grade Au (g/t)	Au Ounces (Moz)
Mineral Reserves as at June 30, 2023	603.31	0.30	5.79
Depletion of Mineral Reserves – Ergo	(13.16)	0.36	(0.15)
Survey adjustments - Ergo	(2.07)	0.49	(0.03)
Depletion of Mineral Reserves – FWGR	(5.85)	0.43	(0.08)
Mineral Reserves at June 30, 2024	582.23	0.30	5.53
The figures contained in the table are rounded, which may result in minor computational discrepancies which are not deemed to be significant. Depletion based on block model surveys

Gold Price Assumptions

    The estimation of Mineral Reserves and Mineral Resources requires the economic assessment to demonstrate reasonable prospects for economic extraction. Assumptions in the economic assessment includes a gold price. The Company has estimated the gold price based on consensus forecasts obtained from various sources which provided a range as of June 30, 2024. The lowest range of these forecasts was selected to take into account the volatility experienced in the current global economic conditions.

Year ended June 30, 2024	Gold price
Rand gold price per kilogram	1,170,587
Dollar gold price per ounce	1,973
ZAR/USD rate	18.46

Year ended June 30, 2023	Three-year average gold price
Rand gold price per kilogram	1,081,261
Dollar gold price per ounce	1,934
Ore Reserves (million ounces)	17.39

Qualified Persons:

    The information contained in Item 4D related to Mineral Reserves and Mineral Resources is based on information compiled by the Qualified Persons as defined in S-K 1300. The Qualified Persons are not employed by the Company. The Company has evaluated the qualification and experience of the Qualified Persons and is satisfied that they meet the requirements in accordance with the SAMREC Code and S-K 1300. DRDGOLD obtained written consents from the Qualified Persons prior to publication of this report. The Qualified Person responsible for the compilation and reporting of Ergo’s Mineral Resources is Mr Mpfariseni Mudau and for FWGR is Mr Nicholas Weeks. The Qualified Person responsible for the compilation and reporting of Ergo’s Mineral Reserves is Professor Steven Rupprecht and for FWGR is Mr Vaughn Duke.

Qualified Persons	Title	Address	Qualifications	Relevant years Experience
Mpfariseni Mudau Pr.Sci.Nat. 400305/12	Director of The RVN Group Proprietary Limited	Willowbrook Villas 21, Van Hoof St, Roodepoort, 1724	BSc (Hons) – Geology, MSc (Mining Engineering)	18
Professor Steven Rupprecht FSAIMM 701013	Associate Principal Mining Engineer of the RVN Group	Willowbrook Villas 21, Van Hoof St, Roodepoort, 1724	BSc. Mining Engineering PhD. Mechanical Engineering	37
Nicholas Weeks Pr.Sci.Nat. 155508	Director at Sound Mining International SA Proprietary Limited	Sound Mining House, 2A Fifth Avenue, Rivonia, 2128	BSc (Hons) – Geology, MGSSA	5
Vaughn Duke Pr. Eng 940314 FSAIMM 37179	Partner of Sound Mining Solution Proprietary Limited	Sound Mining House, 2A Fifth Avenue, Rivonia, 2128	BSc Mining Engineering (Hons), MBA	39

Mineral Reserves and Mineral Resources internal control disclosure

    DRDGOLD has employed RVN Group, an independent consultant to manage drilling activities and report sampling results in accordance with DRDGOLD’s prescribed internal control procedures. The control procedures include standard operating procedure, supervision of drilling by experienced geologists, technical site visits by Qualified Persons, chain of custody and management approvals. Reputable commercial laboratories perform the assaying of samples for gold. These laboratories have quality assurance and quality control measures in place that satisfy Qualified Persons and also meet DRDGOLD’s requirements. The results are also submitted to senior management at Ergo and FWGR to ensure that due process has been followed and to identify any anomalies. Verification of estimates is a routine part of the plant feed sampling programme. Plant feed grades are compared to the expected grades from the Mineral Resource and Mineral Reserves and updated monthly. Surveys are undertaken monthly, and a reconciliation is reported annually. Any adjustments for shortfall or overruns are made in the Mineral Resource and Mineral Reserve statement for the following year. Gains or losses are largely related to volume adjustments on survey although adjustment may be made for other reasons. The estimation of Mineral Reserves is an outcome of life of mine and budget planning which runs annually, whereby capital costs, operating costs and other assumptions are interrogated and approved at an executive committee level.

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
•Tailings Capacity: depending on when the construction of the new or expanded TSF's are completed, deposition rates can be impacted which impacts the volumes the operations can process. Should regulatory approvals further delay the recommissioning of the Withok TSF, alternative depositions facilities needs to be explored.
•Delayed Commissioning of Key Infrastructure: delays to the scheduled commissioning of key assets for Ergo and FWGR will impact on the proposed production forecast and anticipated revenues.
•TSF Design Risk: the main design risk of the Withok TSF recommissioning and the RTSF is the process of installing the synthetic liner. Should creases occur during installation, this could lead to a perforation in the liner, thus compromising the liners' effectiveness.
•Water Supply: South Africa is a relatively dry area and predictions are that dry conditions will escalate. Mining is heavily reliant on water to transport material over large distances and for processing.
•Power Supply: power is provided by the national power supplier, Eskom. The national power supply and distribution infrastructure is severely distressed and this results in frequent disruptions to the power delivered to the South African mining industry. There is a curtailment agreement in place with Eskom which requires that during black-outs electricity use is to be curtailed, which is typically achieved by shutting down equipment. The curtailment reduces consumption between 10 and 20%.
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
•Country Risk and Security: increasing inflation, corruption and poor service delivery are the primary drivers of social pressures, particularly in poorer communities. The consequences of these pressures are mostly seen in operational disruptions and increased security measures due to protest action and more crime. Protest action also results in damage to existing infrastructure.
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

Comparison of financial performance for the fiscal year ended June 30, 2023 with fiscal year ended June 30, 2022

This comparison analysis can be found in Item 5 of the Company’s annual report on Form 20-F for the fiscal year ended June 30, 2023 filed with the United States Securities and Exchange Commission on October 30, 2023 (SEC File no. 001-35387).

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

    Our profit for fiscal year 2024 increased compared to fiscal year 2023, mainly due to, inter alia, the following:
•the average rand gold price received increased by 20%; and
•marginally offset by the decrease in gold sold due to a decrease in average yield by 2% to 0.225g/t and a 3% decrease in throughput to 22,267,748t.

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

Gold price

Our revenues are derived primarily from the sale of gold produced at our surface tailings retreatment operations. As a result, our operating results are directly related to the price of gold, which can fluctuate widely and is affected by numerous factors beyond our control, including industrial and jewelry demand, expectations with respect to the rate of inflation, the strength of the U.S. dollar (the currency in which the price of gold is generally quoted) and of other currencies, interest rates, actual or expected gold sales by central banks, forward sales by producers, global or regional political or economic events, and production and cost levels in major gold-producing regions such as South Africa. In addition, the price of gold is often subject to rapid short-term changes because of speculative activities. In response to the high world wide inflation , investors globally, as they have in so many previous times of crisis, turned to gold and gold stocks as a safe haven asset, leading to a sustained high average gold price during fiscal year 2024 as result of global economic uncertainty along with the slow economic recovery and consequences of the Israel-Gaza conflict since fiscal year 2023.

The demand for and supply of gold affects gold prices, but not necessarily in the same manner that supply and demand affect the prices of other commodities. The supply of gold consists of a combination of new production from mining and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals.

The following table indicates data relating to the dollar gold spot prices for the 2024 and 2023 fiscal years:

	2024 fiscal year	2023 fiscal year	Change
	$ per ounce	$ per ounce	%
Closing gold spot price on June 30,	2,326	1,920	21
Lowest gold spot price during the fiscal year	1,810	1,614	12
Highest gold spot price during the fiscal year	2,450	2,072	18
Average gold spot price for the fiscal year	2,078	1,831	13

All our operations and gold production are based in South Africa, and as a result, the impact of movements in relevant exchange rates is significant to our operating results. The average gold price in rand (based on average spot prices for the year) increased by 17% from R27,896 per ounce in 2022 to R32,519 per ounce in 2023, and increased by 20% to R38,859 per ounce in 2024.

An increase/(decrease) of 20% in the US dollar gold price throughout fiscal year 2024 would have increased/(decreased) revenue by approximately R1,247.9 million (2023: R1,099.3 million).

An increase/(decrease) of 20% in the rand to US dollar exchange rate throughout fiscal year 2024 would have increased/(decreased) revenue by approximately R1,247.9 million (2023: R1,099.3 million).

Gold production
    In fiscal year 2024, gold production decreased to 160,818 ounces (produced from 22.3 million tonnes milled at an average yield of 0.225g/t) from 169,820 ounces in fiscal year 2023 (produced from 23.0 million tonnes milled at an average yield of 0.229g/t). This was mainly due to Ergo’s gold production which decreased to 116,994 ounces in fiscal year 2024 (produced from 16.1 million tonnes milled at an average yield of 0.226g/t) from 126,385 ounces in fiscal year 2023 (produced from 17.3 million tonnes milled at an average yield of 0.227g/t). The decrease at Ergo was mostly due to the reduction in tonnage throughput which was impacted by the late commissioning of the 5L27 and 4L3 sites. The Department of Water and Sanitation requested unanticipated design amendments and studies for the 4L3 site which resulted in further delays in obtaining approvals for the Water Use Licence. The decreased production from Ergo was in part offset by FWGR which had increased production at 43,820 ounces in fiscal year 2024 (produced from 6.2 million tonnes milled at an average yield of 0.221g/t) from 43,435 ounces in fiscal year 2023 (produced from 5.7 million tonnes milled at an average yield of 0.237g/t). Tonnes increased after the successful commissioning of Driefontein 3 but was partly offset by the lower average head grade of the top-layer material reclaimed at Driefontein 3 .

In fiscal year 2023, gold production decreased to 169,820 ounces (produced from 23.0 million tonnes milled at an average yield of 0.229g/t) from 183,902 ounces in fiscal year 2022 (produced from 28.2 million tonnes milled at an average yield of 0.203g/t). This was mainly due to Ergo’s gold production which decreased to 126,382 ounces in fiscal year 2023 (produced from 17.3 million tonnes milled at an average yield of 0.227g/t) from 133,618 ounces in fiscal year 2022 (produced from 22.1 million tonnes milled at an average yield of 0.188g/ t). The decrease at Ergo was a result of a decrease in tonnes milled due to the depletion of high-volume reclamation sites and delays in obtaining regulatory approval to commence reclamation at major reclamation sites. In addition, FWGR also had decreased production at 43,435 ounces in fiscal year 2023 (produced from 5.7 million tonnes milled at an average yield of 0.237g/t) from 50,284 ounces in fiscal year 2022 (produced from 6.1 million tonnes milled at an average yield of 0.257g/t). Both tonnes and grade were lower due to Driefontein 5 reaching the end of its life and entering final clean up along with operational delays in commissioning of the new reclamation site, Driefontein 3.

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

    Cash operating costs include consumables, labor, specialized service providers, electricity and other related costs incurred in the production of gold. Consumables, water and electricity, labor, specialized service providers and other costs are the largest components of cash operating costs. A breakdown of cash operating costs into these costs is described in Item 5A.: “Comparison of financial performance for the fiscal year ended June 30, 2024 with fiscal year ended June 30, 2023”.

General economic factors
We are exposed to a number of factors, which could affect our profitability, such as exchange rate fluctuations, inflation and other risks relating to South Africa. In conducting mining operations, we are subject to the inherent risks and uncertainties of the industry, and the wasting nature of the assets.

Effect of exchange rate fluctuations

For the fiscal years 2024 and 2023, all of our revenues were generated from South African operations, all of our operating costs were denominated in rand and we derived all of our revenues in dollars before being translated to rands. As the price of gold is denominated in dollars which is then translated into rands, the appreciation of the dollar against the rand increases our profitability, whereas the depreciation of the dollar against the rand reduces our profitability.

In fiscal year 2024 the average rand gold price received increased by 20% compared to fiscal year 2023, this was a result of the combined impact of the average Dollar gold price which increased by 13% and the average exchange rate of the rand against the dollar that weakened by 5%.

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

The movements in the rand/dollar exchange rate, based upon average rates during the periods presented, and the local annual inflation rate for the periods presented, as measured by the South African Consumer Price Index, or CPI, are set out in the table below:

	Fiscal year ended
Year ended June 30,	2024	2023	2022
	(%)	(%)	(%)
The average rand/dollar exchange rate weakened/(strengthened) by:	5	17	(1)
CPI (inflation rate)	5.1	5.4	7.4

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

Key financial and operating indicators

The table below presents the key performance measurement data for the past two fiscal years: The financial results for the fiscal years below are stated in accordance with IFRS as issued by the IASB. The table includes the key performance measures for our business and its profitability, which are revenue, gold production, gold prices, operating costs, cash operating costs per kilogram, all-in sustaining costs per kilogram and all-in costs per kilogram, capital expenditure (additions to property, plant and equipment).

Financial and operating data
	Year ended June 30,
	2024	2023
Revenue (R'm)	6,239.7	5,496.3
Gold production (ounces)	160,818	169,820
Gold production (kilograms)	5,002	5,282
Gold sold (ounces)	160,400	169,531
Gold sold (kilograms)	4,989	5,273
Average spot gold price (R/kilogram)	1,249,304	1,045,472
Average gold price received (R/kilogram)	1,248,679	1,041,102
Cost of sales (R'm)	4,429.9	3,911.0
Operating costs (R'm)	4,206.0	3,711.5
Cash operating costs (R'm) (1)	4,193.3	3,688.1
Cash operating costs (R/kilogram) (1)	833,536	697,382
All-in sustaining costs (R/kilogram) (1)	946,848	827,148
All-in costs (R/kilogram) (1)	1,509,040	937,525
Additions to property, plant and equipment (R'm)	3,113.9	1,030.9
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

Revenue

Revenue increased by 14% to R6,239.7 million in fiscal year 2024 from R5,496.3 million in fiscal year 2023 mainly due to the average rand gold price received that increased by 20% to R1,248,679 per kilogram offset by the 284kg decrease in gold sold from 5,273 kilograms in fiscal 2023 to 4,989 kilograms in fiscal 2024.

    Refer to Item 5A:. “Operating results: Key drivers of our operating results and principal factors affecting our operating results” for a discussion regarding the gold price received and sales volumes.

Capital expenditure

During fiscal year 2024 capital expenditure increased by R2,083.0 million to R3,113.9 million from R1,030.9 million in fiscal year 2023.

Ergo’s capital expenditure during fiscal year 2024 increased by R1,538.6 million to R2,354.6 million from R816.0 million in fiscal year 2023. This was mainly due to construction of the solar plant amounting to R2,110.3 million , further development of R151.5 million for the development of reclamation sites and various capital expenditure on the Brakpan/Withok TSF.

FWGR’s capital expenditure during fiscal year 2024 increased by R546.8 million to R756.6 million from R209.8 million in fiscal year 2023. This was mainly due to the construction of the RTSF and its related infrastructure and properties amounting to R663.8 million and capital expenditure on the Driefontein 4 TSF amounting to R10.4 million.

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

FWGR’s capital expenditure during fiscal year 2023 increased by R50.0 million to R209.8 million from R159.8 million in fiscal year 2022. This was mainly due to the development of the Driefontein 3 reclamation site amounting to R142.9, design work for the RTSF amounting to R7.8 million and capital expenditure on the Driefontein 4 TSF amounting to R3.5 million.

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

    Other investments: Estimation of the fair value of financial assets

    The fair value of other investments is determined using assumptions about the future that are inherently uncertain and can change materially over time. It includes several assumptions that are based on both observable and unobservable inputs. Assumptions applied in the estimation of the fair value of the investment in Rand Refinery include the following:

Amounts in R million	Observable/unobservable input	Unit	2024	2023

Rand Refinery operations

Forecast average gold price	Observable input	R/kg	1,209,686	1,060,562
Forecast average silver price	Observable input	R/kg	15,142	13,460
Average South African CPI	Observable input	%	4.5	4.5
South African long-term government bond rate	Observable input	%	9.9	10.5
Terminal growth rate	Unobservable input	%	4.5	4.5
Weighted average cost of capital	Unobservable input	%	17.0	17.0

Investment in Prestige Bullion

Discount period	Unobservable input	years	9	10
Cost of equity	Unobservable input	%	17.0	17.0

    Marketability and minority discounts (both unobservable inputs) were also applied of 15.3% and 16.9% (2023: 15.3% and 17.0%) respectively. The latest budgeted cash flow forecasts provided by Rand Refinery as at June 30, 2024 was used, and therefore classified as an unobservable input into the models.

New standards, amendments to standards and interpretations

    Refer to Item 18. ‘‘Financial Statements - Note 3 – New standards, amendments to standards and interpretations” for a discussion of relevant standards, amendments to standards and interpretations that may be applicable to the business of the Group and may have an impact on future consolidated financial statements.

Comparison of financial performance for the fiscal year ended June 30, 2024 with fiscal year ended June 30, 2023

Gold revenue

The following table illustrates the year-on-year change in gold revenue (excluding silver revenue) for fiscal year 2024 in comparison to fiscal year 2023:

R million	Total	Impact of change in amount of gold sold	Impact of change in gold price	Net change	Total
	gold revenue				gold revenue
	2023				2024
Ergo	4,104.5	(324.3)	737.2	412.9	4,517.4
FWGR	1,385.2	28.0	299.1	327.1	1,712.3
Consolidated	5,489.7	(296.3)	1,036.3	740.0	6,229.7

Gold revenue increased by R740.0 million, or 13%, to R6,229.7 million during fiscal year 2024. This was mainly due to the average rand gold price received which increased by 20% to R1,248,679 per kilogram offset by a decrease in gold sold from 169,531 ounces to 160,400 ounces.

Cost of sales

    Cost of sales amounted to R4,429.9 million in fiscal year 2024, consisting mainly of operating costs of R4,206.0 million, depreciation of R270.4 million, a positive movement in gold in process of R34.9 million and a positive movement in the change in estimate of environmental rehabilitation of R11.6 million. These are discussed as follows:

Operating costs

    Operating costs increased by 13% to R4,206.0 million for fiscal year 2024 compared to R3,711.4 million for fiscal year 2023. The increase is due to the significant increase in contract reclamation costs and machine hire costs driven by the reclamation of material at clean-up sites at Ergo. At FWGR the increase was due to operating Driefontein 3 and Driefontein 5 simultaneously, one of which is a clean-up site. Furthermore, costs were aggravated by an increase in reagent consumption driven by the increased acidity and coarser nature of material reclaimed from Driefontein 3. Electricity costs have also spiked given the longer pumping distance to Driefontein 3.

Depreciation

Depreciation charges were R270.4 million for fiscal year 2024 compared to R217.5 million for fiscal year 2023. Depreciation charges increased as a result of the commissioning of new reclamation sites at both Ergo and FWGR.

Change in estimate of environmental rehabilitation

As of June 30, 2024, we estimate our total environmental rehabilitation provision, being the discounted estimate of future costs, to be R616.8 million as compared to R562.1 million at June 30, 2023. A change in estimate of environmental rehabilitation of resulting in a R11.6 million decrease in the provision was recognized in profit or loss due to updated survey results on remaining historical spills at Ergo. The decrease was offset by a R34.7 million increase in the provision, recognised to the decommissioning asset, due to double digit inflationary increases on vegetation rates driven by higher machine hire rates and cost of lime. Additionally, the environmental rehabilitation unwound by R56.3 million for the fiscal year.

A total of R697.5 million (2023: R630.6 million) is invested in fixed income investment funds to secure financial guarantees provided to the DMRE through an insurance cell captive company, the Guardrisk Cell Captive. The increase is attributable to growth of R66.9 million on these funds during fiscal year 2024. As at June 30, 2024, guarantees amounting to R951.8 million were in issue to the DMRE (2023: R951.8 million). Any shortfall between the invested funds and the estimated provisions is expected to be financed by contributions to the Guardrisk Cell Captive from time to time as required over the remaining production life of the respective mining operations and, at the time of mine closure, the proceeds on the disposal of remaining assets and gold from plant clean-up.

Movements in gold in process

Movement in gold in process in fiscal year 2024 amounted to R34.8 million mainly due to an increase in the lock up of gold in process at the plants and finished inventories - Gold Bullion.

Administration expenses and general costs

Administration expenses and general costs increased by R26.4 million from R172.9 million in fiscal year 2023 to R199.3 million in fiscal year 2024, mainly as a result of inflationary increases, an increase in the short term incentive payments and long term incentive expenses.

Finance income

Finance income decreased from R334.3 million in fiscal year 2023 to R280.8 million in fiscal year 2024, mainly due to lower cash and cash equivalents as a result of significantly higher investment in capital expenditure during the year.

Finance expense

Finance expenses increased from R70.7 million in fiscal year 2023 to R76.4 million in fiscal year 2024, mainly attributable to unwinding of provision for rehabilitation of R56.3 million compared to R46.2 million in fiscal year 2023.

Income tax

Income tax amounted to a charge of R488.2 million for fiscal year 2024 (2023: charge of R405.0 million) and consists of a current tax charge of R99.7 million (2023: charge of R286.3 million) and a deferred tax charge of R388.5 million (2023: deferred tax charge of R118.7 million).

The current tax decreased to R99.6 million in fiscal year 2024 from R286.3 million in fiscal year 2023 mostly due to increased capital expenditure for which full capital redemption under section 36 of the Income Tax Act was applied. Although both operations had increased profitability during the year, the tax liability was offset by increased capital expenditure.

The forecast weighted average deferred tax rate of Ergo increased from 22% to 25% as result of an increase in profitability which was primarily driven by the increase in forecast gold prices and expected electricity savings from the solar power plant and battery energy storage system. The forecast weighted average deferred tax rate of FWGR remained at 29% for fiscal year 2024. Refer to Item 10E.: Taxation – “Income Tax and Withholding Tax on Dividends” for a detailed explanation on changes in taxation laws and regulations.

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

Adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”)

Set forth below is a presentation of our Adjusted EBITDA, which is a non-IFRS measure, including the items included in this measure and a reconciliation from profit for the year. Our calculation of Adjusted EBITDA is based on the calculation of this measure as included in our RCF agreement, which was put in place during July 2024. The Group considers the presentation of Adjusted EBITDA as relevant to our investors as our holding company, Sibanye-Stillwater, who consolidates our results, discloses a similar non-IFRS measure to its investors. Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is not a measure of performance under IFRS and should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity.

	Year ended, June 30
Reconciliation of adjusted EBITDA	2024	2023
Profit for the year	1,328.7	1,281.4
Income tax	488.2	405.0
Profit before tax	1,816.9	1,686.4
Finance expense	76.4	70.7
Finance income	(280.8)	(334.3)
Results from operating activities	1,612.5	1,422.8
Depreciation	270.4	217.5
Share based payment expense	26.4	22.0
Change in estimate of environmental rehabilitation recognised in profit or loss	(11.6)	(7.1)
Gain on disposal of property, plant and equipment	(0.6)	(10.3)
IFRS 16 Lease payments	(19.0)	(16.9)
Exploration expenses and transaction costs	6.8	4.6
Adjusted earnings before interest, tax depreciation and amortisation ("Adjusted EBITDA") [1]	1,884.9	1,632.6

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

For fiscal year 2024, consolidated cash operating costs per kilogram increased by 20% to R833,536 per kilogram from R697,382 per kilogram in fiscal year 2023. Consolidated all-in sustaining costs per kilogram increased by 14% to R946,848 per kilogram in fiscal year 2024 from R827,148 per kilogram in fiscal year 2023. Consolidated all-in costs per kilogram increased by 61% to R1,509,040 per kilogram of gold in fiscal year 2024 from R937,525 per kilogram of gold in fiscal year 2023.

The increase in consolidated cash operating costs per kilogram was mainly due to an increased in cash operating costs, due to the significant increase in contract reclamation costs and machine hire costs driven by the reclamation of material at clean-up sites at Ergo, as well as at FWGR which operated Driefontein 3 and Driefontein 5 simultaneously, one of which is a clean-up site. Furthermore, costs were aggravated at FWGR by an increase in reagent consumption driven by the increased acidity and coarser nature of material reclaimed from Driefontein 3. Electricity costs have also spiked given the longer pumping distance to Driefontein 3. The reduction in gold production also contributed to an increase in cash operating unit costs.

The increase in all-in sustaining costs per kilogram was mainly due to the increase in cash operating costs detailed above as well as a reduction in gold produced. The increase was moderated by a decrease in sustaining capex in fiscal year 2024 as sustaining capital expenditure decreased in fiscal year 2024 to R324.8 million from R476.3 million in fiscal year 2023. The increase in all-in costs per kilogram was due to increased cash operating costs as detailed above and a significant increase in non-sustaining capital expenditure from R554.6 million in fiscal year 2023 to R2,789.1 million in fiscal year 2024. Non-sustaining capital expenditure related to the construction of the solar power plant at Ergo and the early works of the RTSF construction at FWGR.

Reconciliation of cash operating costs, cash operating costs per kilogram, all-in sustaining costs, all-in sustaining costs per kilogram, all-in costs and all-in costs per kilogram
R millions	2024	2023
Cost of sales	4,429.9	3,911.0
Depreciation	(270.4)	(217.5)
Change in estimate of environmental rehabilitation recognised to profit or loss	11.6	7.1
Movement in gold in process and finished inventories - Gold Bullion	34.9	10.8
Operating costs	4,206.0	3,711.4
Ongoing rehabilitation expenditure	(16.1)	(26.8)
Care and maintenance costs	2.5	(0.4)
Other operating costs	0.9	3.9
Cash operating costs [1]	4,193.3	3,688.1
Movement in gold in process	(34.9)	(10.8)
Administration expenses and other costs excluding non-recurring items [1]	196.4	172.2
Other operating costs	(0.2)	(3.4)
Change in estimate of environmental rehabilitation	(11.6)	(7.1)
Unwinding of rehabilitation provision	56.3	46.2
Sustaining capital expenditure [1]	324.8	476.3
All-in sustaining costs [1]	4,724.1	4,361.5
Care and maintenance costs	(2.5)	0.4
Ongoing rehabilitation expenditure	16.1	26.8
Exploration expenses and transaction costs	2.0	0.2
Growth capital expenditure [1]	2,789.1	554.6
All-in costs [1]	7,528.8	4,943.5
Gold produced (kilograms)	5,002	5,282
Cash operating costs per kilogram (R per kilogram)	833,536	697,382
All-in sustaining costs per kilogram (R per kilogram)	946,848	827,148
All-in costs per kilogram (R per kilogram)	1,509,040	937,525

Reconciliation of sustaining capital expenditure and growth capital expenditure
Additions - property, plant and equipment owned	3,113.9	1,030.9
Less
Growth capital expenditure [1]	2,789.1	554.6
Sustaining capital expenditure [1]	324.8	476.3

[1]See Glossary of Terms for definitions.

Cash operating costs

    Cash operating costs are linked directly to the level of throughput of a specific fiscal year.

    The following table illustrates the year-on-year change in cash operating costs for fiscal year 2024 in comparison with fiscal year 2023.

R million	Cash operating costs	Impact of change in throughput	Impact of change in costs	Net change	Cash operating costs
	2023				2024
Ergo	3,183.2	(226.3)	614.1	387.8	3,571.0
FWGR	504.9	41.5	76.0	117.4	622.3
Total	3,688.1	(184.8)	690.1	505.2	4,193.3

    Cash operating costs in fiscal year 2024 increased by R505.2 million to R4,193.3 million compared to cash operating costs of R3,688.1 million in fiscal year 2023.The increase in cash operating costs was mainly due to the significant increase in contract reclamation costs and machine hire costs driven by the reclamation of material at clean-up sites at Ergo, as well as at FWGR which operated Driefontein 3 and Driefontein 5 simultaneously, one of which is a clean-up site. Furthermore, costs were aggravated at FWGR by an increase in reagent consumption driven by the increased acidity and coarser nature of material reclaimed from Driefontein 3. Electricity costs have also spiked given the longer pumping distance to Driefontein 3.

    The following table lists the major components of cash operating costs for the Group for each operation and fiscal year set forth below respectively:

	Ergo			FWGR
	Years ended			Year ended
Costs	2024	2023	Costs	2024	2023
Consumables	30%	32%	Consumables	35%	35%
Labor	17%	18%	Labor	18%	20%
Electricity and water	14%	17%	Specialized service providers	18%	16%
Specialized service providers	23%	19%	Electricity and water	6%	8%
Machine hire	5%	4%	Machine hire	4%	3%
Security expenses	4%	4%	Security expenses	5%	5%
Other costs	6%	6%	Other costs	13%	14%

5B. LIQUIDITY AND CAPITAL RESOURCES

Cash flows from operating activities

    Cash generated from operating activities amounted to R1,845.2 million for fiscal year 2024 (fiscal year 2023: R1,655.6 million).

    Cash generated from operating activities increased during fiscal year 2024 mostly due to a 20% increase in the average rand gold price received to R1,248,679 per kilogram and offset by a 20% increase in cash operating costs to R833,536 per kilogram. Net movement in working capital (changes in trade and other receivables, consumable stores and stockpiles and trade and other payables) amounted to a cash outflow of R123.8 million in fiscal year 2024.

    The increase in cash inflows was also as a result of a R242.3 million decrease in current tax paid to R72.5 million.

Cash flows from investing activities

Net cash utilized by investing activities amounted to R3,042.6 million in fiscal year 2024 compared to R1,186.5 million in fiscal year 2023.

In fiscal year 2024, net cash utilized by investing activities consisted mainly of R2,985.7 million cash additions to property, plant and equipment, R33.8 million cash investment in the other funds and R23.4 million spent on environmental rehabilitation payments. These outflows were reduced by R0.3 million proceeds on the disposal of property, plant and equipment.

In fiscal year 2023, net cash utilized by investing activities consisted mainly of R1,145.2 million cash additions to property, plant and equipment, R28.4 million investment in other funds and R13.8 million spent on environmental rehabilitation payments. These outflows were reduced by R0.9 million proceeds on the disposal of property, plant and equipment.

Cash flows from financing activities

Net cash outflow from financing activities was R750.7 million in fiscal year 2024 compared to net cash outflows of R532.2 million in fiscal year 2023.

During fiscal year 2024, the net cash outflow consisted mostly of dividends paid on ordinary shares amounting to R731.7 million.

During fiscal year 2023, the net cash outflow consisted mostly of dividends paid on ordinary shares amounting to R515.3 million.

Cash and cash equivalents

    Cash and cash equivalents as at June 30, 2024 amounted to R521.5 million compared to R2,471.4 million at the end of fiscal year 2023. Substantially all of our cash and cash equivalents balances were denominated in South African rand. Cash and cash equivalent denominated in foreign currency amounted to USD nil million at June 30, 2024 compared to USD 3.7 million at the end of fiscal year 2023.

    Cash and cash equivalents as at June 30, 2024 includes restricted cash related to guarantees of R12.3 million compared to R11.4 million at the end of fiscal year 2023.

    At September 30, 2024, our cash and cash equivalents were R594.2 million.

Borrowings and funding

At June 30, 2024 and September 30, 2024, we had no external sources of capital. To fund the significant capital expansion programme at both operations, on June 28, 2024, DRDGOLD secured a R500 million general bank facility ("GBF") with Nedbank. The facility remained undrawn at 30 June 2024. In addition to the GBF, on 31 July 2024, DRDGOLD entered into a 5-year R1 billion RCF with a R500 million accordion option with Nedbank.

Anticipated funding requirements and sources

    Our cash and cash equivalents are set out above under “Cash and cash equivalents”. Management believes that existing cash resources, existing bank facilities, net cash generated from operations and long term finance options available for long term capital projects will be sufficient to meet the anticipated commitments of our existing operations for fiscal year 2025 which expected to be approximately R3.5 billion pertaining to the RTSF, DP2 expansion at FWGR and the solar power project at Ergo. As a result of the sustained high rand gold price, at September 30, 2024 the Group has a cash and cash equivalents balance of R594.2 million after paying a final dividend of R172.3 and incurring capital expenditure of R323.3 million during the first quarter of fiscal year 2024. Liquidity has been enhanced by the continued high rand gold price levels.

5C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

    DRDGOLD has a dedicated team that looks at ways and means of improving recoveries. While the team remains active with an ongoing focus on improving extraction efficiencies, the projects undertaken during the year ended June 30, 2024 were focused on optimizing the existing facilities rather than implementing new technologies to improve extraction efficiencies. We have no registered patents or licenses.

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

    For the fiscal year 2025, we are planning Group gold production of between 155,000 (4,821kg) to 165,000 (5,132kg) ounces at a cash operating unit cost of approximately R870,000 per kilogram and expect a capital investment of approximately R3.5 billion.

Reconciliation of budgeted cost of sales to budgeted cash operating costs (R’million)

Cost of sales	4,671.1
Reconciling items [1]	(366.7)
Cash operating costs [2]	4,304.4
1Includes expected depreciation of R313.5 million, ongoing environmental expenses of R51.2 million and care and maintenance expenses of R2.0 million
2 See glossary of terms for definition
Rounding of figures may result in computational discrepancies
Our ability to meet the full year’s production target could be impacted in a number of ways, including stoppages in production due to power interruptions and other risks (refer Item 3D. Risk Factors—Risks related to our business and operations and “–Forward Looking Statements”). We are also subject to cost pressures in the event of above inflation increases in labor, key consumables, diesel, steel and cyanide. Unforeseen changes in ore grades and recoveries, unexpected changes in the quality or quantity of reserves and resource, technical production issues, environmental and industrial accidents, gold theft, environmental factors and pollution could adversely impact the production, sales and cash operating costs for fiscal year 2025 and cause us to fail to meet our targets for the year.

    Refer to Item 5A.: “Key drivers of our operating results and principal factors affecting our operating results” for a discussion of the trends in the US Dollar gold price as well as exchange rates impacting our business.

    Set forth below is our summary results for the first quarter of fiscal year 2025. This information has not been audited or reviewed.

Operating results for the quarter ended September 30, 2024

		Quarter ended	Quarter ended
		September 30, 2024	June 30, 2024	% change
Production
Gold produced	kg	1,319	1,228	7%
	oz	42,407	39,481	7%
Gold sold	kg	1,289	1,236	4%
	oz	41,442	39,738	4%
Ore milled	Metric (000't)	6,547	5,773	13%
Yield	Metric (g/t)	0.201	0.213	(5%)

Reconciliation of adjusted EBITDA (R'million)
Profit for the period		462.4	412.4
Income and deferred tax		121.3	171.1
Profit before tax		583.7	583.5
Finance expense		17.9	24.3
Finance income		(39.4)	(65.8)
Results from operating activities		562.2	542.0
Depreciation		113.5	54.3
Share based payment expense		6.7	4.5
Change in estimate of environmental rehabilitation recognised in profit or loss		—	(11.6)
Gain on disposal of property, plant and equipment		—	0.7
IFRS 16 Lease payments [1]		(3.7)	(5.7)
Exploration expenses and transaction costs		2.1	(0.4)
Adjusted EBITDA 1,2*		680.8	583.8

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

Cost of sales		1,236.2	1,146.2
Depreciation		(113.5)	(54.3)
Change in estimate of environmental rehabilitation		—	11.6
Movement in gold in process		45.1	(16.7)
Operating costs		1,167.8	1,086.8
Ongoing rehabilitation expenditure		(5.2)	(6.0)
Care and maintenance costs		0.2	2.6
Other operating income/(costs)		(13.4)	(0.4)
Cash operating costs [1]		1,149.4	1,083.0
Movement in gold in process		(45.1)	16.7
Administration expenses and other costs excluding non-recurring items [1]		44.7	40.1
Other operating (income)/Costs		0.7	0.6
Change in estimate of environmental rehabilitation		—	(12.0)
Unwinding of rehabilitation provision		15.6	13.7
Sustaining capital expenditure [1]		38.1	72.3
All-in sustaining costs [1]		1,203.4	1,214.4
Care and maintenance costs		(0.2)	(2.6)
Ongoing rehabilitation expenditure		5.2	6.0
Exploration expenses and transaction costs		1.4	2.0
Growth capital expenditure [1]		275.6	2,001.1
All-in costs [1]		1,485.4	3,220.9

		Quarter ended	Quarter ended
		September 30, 2024	June 30, 2024	% change
Price and costs
Average gold price received	R per kg	1,427,503	1,395,607	2%
	US$ per oz	2,471	2,339	6%
Cash operating costs	R/t	176	188	(6%)
	US$/t	10	10	—%
Cash operating costs	R per kg	856,723	889,736	(4%)
	US$ per oz	1,483	1,491	(1%)
All-in sustaining costs **	R per kg	933,686	982,448	(5%)
	US$ per oz	1,616	1,646	(2%)
All-in cost **	R per kg	1,152,406	2,605,836	(56%)
	US$ per oz	1,995	4,367	(54%)

Capital expenditure
Sustaining	Rm	38.1	72.3	(47)%
	US$m	2.1	3.9	(46)%
Non-sustaining/growth	Rm	275.6	2,001.1	(86)%
	US$m	15.3	107.8	(86)%
Average R/US$ exchange rate		17.97	18.56	(3)%

Reconciliation of sustaining capital expenditure
Additions - property, plant and equipment owned		313.7	2,073.4
Less
Growth capital expenditure [1]		275.6	2,001.1
Sustaining capital expenditure [1]		38.1	72.3

[1] See Glossary of Terms for definitions.
Rounding of figures may result in computational discrepancies
** All-in cost definitions based on the guidance note on non-GAAP Metrics issued by the World Gold Council on 27 June 2013.

Gold production increased by 7% from the previous quarter to 1,319kg primarily due to a 13% increase in tonnage throughput despite yield being 0.012g/t lower at 0.201g/t. Gold sold increased by 53kg to 1,289kg.

    Cash operating costs per kilogram of gold sold decreased by 4% from the previous quarter to R856,723/kg due to an increase in gold sold, despite an increase in total cash operating costs driven mainly by two months of winter tariffs which Eskom charges between June and August each year. Cash operating costs per tonne of material decreased by 6% from the previous quarter to R176/t due to the increase in tonnage throughput. The number of mechanically reclaimed sites (clean-up sites) which are more costly to operate compared to hydro mining, have started to reduce. This reduction is expected to continue, resulting in a decreasing cost profile over the remainder of the fiscal year ending June 30, 2025. Additional decreases in costs are expected as the solar power plant and battery energy storage system, the construction of which is completed, is expected to be fully commissioned during the second quarter of fiscal year 2025.

All-in sustaining costs per kilogram was R933,686/kg, decreasing quarter on quarter mainly due to the decrease in cash operating costs per kilogram as well as the decrease in sustaining capital expenditure. All-in costs per kilogram was R1,152,406/kg, decreasing quarter on quarter mainly due to a decrease in growth capital expenditure in comparison to the previous quarter when the BESS for the solar power plant was purchased.

Adjusted EBITDA increased by 17% from the previous quarter to R680.8 million primarily due to the increased gold sold and the accompanying higher gold price received.

Cash and cash equivalents increased by R72.7 million to R594.2 million as at September 30, 2024 (June 30, 2024: R521.5 million) after paying the final cash dividend of R172.3 million for the year ended June 30, 2024 and capital expenditure (including prepayments towards capital items) of R323.3 million incurred for the first quarter of fiscal year 2025.

5E. CRITICAL ACCOUNTING ESTIMATES

    For more information on environmental rehabilitation obligations Note 2 - “Use of accounting assumptions, estimates and judgements” under Item 18. “Financial Statements".

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6A. DIRECTORS AND SENIOR MANAGEMENT

Directors and Executive Officers

    Our board of directors may consist of not less than four and not more than twenty directors. As at June 30, 2024, our board consisted of nine directors.

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

Executive Directors
Niël Pretorius (57) (BProc, LLB, LLM)
Chief Executive Officer.
•Member: Risk Committee

Niël Pretorius has 25 years of experience in the mining industry. He was appointed CEO designate of DRDGOLD on 21 August 2008 and CEO on 1 January 2009. Having joined the company on 1 May 2003 as legal advisor, he was promoted to Group Legal Counsel on 1 September 2004 and General Manager: Corporate Services on 1 April 2005. Niël was appointed as CEO of Ergo Mining Operations (formerly DRDGOLD SA) on 1 July 2006 and became Managing Director on 1 April 2008. Niël also serves as an elected board member of the Minerals Council South Africa and the World Gold Council.

    Riaan Davel (48) (BCom (Hons), MCom, CA (SA))
Chief Financial Officer.
•Member: Social and Ethics Committee

    Riaan Davel joined DRDGOLD in January 2015, before which he gained 17 years’ experience in the professional services industry, the majority obtained in the mining industry in Africa. As part of his experience, Riaan provided assurance and advisory services, including support and training on International Financial Reporting Standards (IFRS) to clients and teams across the African continent. As Chief Financial Officer, he is playing an important role in directing DRDGOLD’s strategic growth so that environmental impact is delivered in tandem with value for the Company, its shareholders, as well as society as a whole. The DRDGOLD Annual Integrated Report, which Riaan oversees, has been ranked in the “Excellent” category at the EY Excellence in Integrated Reporting Awards for the fourth consecutive time in September 2024. Riaan is a nominee for the CFO of the Year at the CFO Awards 2024.

Non-executive Directors
    Tim Cumming (66) (BSc (Hons) (Civil Engineering), MA (Philosophy, Politics and Economics))
Non-executive Chairman
•Chairman: Board
•Chairman: Nominations Committee
•Member: Risk Committee; Remuneration Committee and Investment Committee

Timothy (Tim) Cumming was appointed to the DRDGOLD Board on 1 August 2020 and was appointed as non-executive Chairman of the DRDGOLD Board and Chairman of the Nominations Committee on 1 December 2021. He is also an independent non-executive director of Sibanye-Stillwater Limited, Nedgroup Investments Limited and Sasol Limited, and serves as non-executive Chairman of Riscura Holdings Limited.
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

    Edmund Jeneker (62) (Chartered Director (SA), B Hons, IEDP, M.Inst.D., SAIPA)
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
    Johan Holtzhausen (78) (BSc (Geology and Chemistry),
BCompt (Hons), CA (SA)
Independent Non-executive Director
•Chairman: Audit Committee
•Member: Remuneration Committee; Nominations Committee and Investment Committee

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

    Jean Nel (52) (BAcc (Hons), CA (SA), CFA (AIMR))
Independent Non-executive Director
•Chairman: Remuneration Committee and Investment Committee
•Member: Audit Committee and Risk Committee

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

    Thoko Mnyango (59) (Dip Juris, BJuris)
Independent Non-executive Director
•Member: Social and Ethics Committee; Nominations Committee and Remuneration Committee.

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

    Prudence Lebina (43) (BCom, Higher Diploma (Accounting), Certificate in Business Leadership, CA (SA))
Independent Non-executive Director
•Chairperson: Risk Committee
•Member: Audit Committee, Investment Committee and Nominations Committee

    Prudence Lebina was appointed independent non-executive director on 3 May 2019. She's a chartered accountant with over 20 years' working experience in corporate finance, business development, financial reporting and stakeholder management in the mining and financial services sectors.

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

    Charmel Flemming (41) (BAcc (Hons), CA (SA))
Independent Non-executive Director
•Member: Audit Committee; Risk Committee and Social and Ethics Committee

    Charmel Flemming, appointed as an independent non-executive director on 1 August 2020 is the Founder and CEO of FTwelve, a boutique cloud-based accounting firm. She previously held positions at Acorn Agri & Food Limited, MixTelematics, KPMG and De Beers. At the latter, she served as a non-executive director for Acorn Agri & Food Limited and MixTelematics and as a trustee on the boards of both the De Beers Benefit Society Medical Aid and De Beers Pension Fund from 2014 to 2018. She is a qualified Chartered Accountant and non-executive director serving on JSE-listed boards and an advocate for diversity in the financial industry and inclusivity in the boardroom.

Senior Management and Prescribed Officers

    Jaco Schoeman (50) (National Diploma (Analytical Chemistry), BTech (Analytical Chemistry))
Chief Operating Officer

    Jaco Schoeman joined DRDGOLD in 2011 as Executive Officer: Business Development to focus on expanding the group’s surface retreatment business and extracting maximum value from existing resources. In July 2014, he was appointed as an Executive Director of Ergo Mining Operations Proprietary Limited.

    Shalin Naidoo (47) (BTech, MBA, Masters in Digital Business, MIT Applied Data Science)
Chief Information and Technology Officer

Shalin Naidoo joined DRDGOLD as Chief Information and Technology Officer on 2 November 2020. Ranked amongst South Africa’s Top 8 Visionary CIOs by the institute of IT Professionals in South Africa (IITPSA) and International Data Corporation CIO of the Year. He has over 13 years’ experience in leadership and strategy. He has worked previously in the platinum, gold and titanium dioxide mining sectors.

    Henry Gouws (55) (National Higher Diploma (Extraction Metallurgy), MDP. EPD)
Head of Operations

Henry has over 35 years’ experience in the mining industry having served in managerial positions at Crown and Ergo. He graduated from Technikon Witwatersrand and obtained a National Diploma in Extraction Metallurgy in 1990 and a National Higher Diploma in Extraction Metallurgy in 1991. He completed a Management Development Programme in 2003 through Unisa School of Business Leadership and an Executive Development Programme in 2012 through the University of Stellenbosch Business School. Henry Gouws was promoted to Head of Production for DRDGOLD on 1 January 2024 with the responsibility to oversee the group’s production performance. He currently serves as a Director of Ergo and other DRDGOLD subsidiaries.

Refiloe Vengeni (35) (Admitted Attorney of the High Court of South Africa, LLB, BCom)
Legal Counsel

Refiloe Vengeni was appointed as DRDGOLD’s legal counsel in November 2022. She is an admitted attorney of the High Court of South Africa with ten years’ experience in the legal field, of which eight years was dedicated to the mining sector. Refiloe has practised law at various multidisciplinary law firms specialising in mining law.

    Kevin Kruger (56) (BscEng (Mechanical Engineering), MDP, PMD, Government Certificate of Competency (Mines))
Head of Technical Services

    Kevin Kruger has 34 years of experience in the mining industry in Africa. Kevin graduated from the University of Witwatersrand at the end of 1989 obtaining his BSc (Mechanical Engineering) and his government certificate of Competency (mines) during 1993. On 1 June 2024, Kevin was promoted to Head of Technical Services DRDGOLD responsible for the major group projects execution. Kevin previously was the Managing Director of FWGR, Technical Director for Ergo and held other engineering manager positions throughout his career. Kevin currently serves as a Director of FWGR.

    Henriette Hooijer (44) (BCom (Hons), CA(SA))
General Manager Finance

    Henriette Hooijer was promoted to the Group's General Manager: Finance on 1 June 2024 and is responsible for the financial and fiscal management of the group’s operations. She joined DRDGOLD in May 2016 and was appointed as Financial Director of FWGR in August 2018. Her career spans over 19 years, which 11 years was spent in the professional services industry at KPMG, performing, inter alia, audits of listed companies in the mining industry, including SEC registrants. Henriette currently serves as a Director of Ergo and FWGR.

    Kgomotso Mbanyele (43) (ACG)
Company Secretary

Kgomotso Mbanyele was appointed as the Company Secretary of DRDGOLD on 25 October 2023. She has over 15 years' experience working in the company secretarial field, with over 12 years of these in the mining industry. Kgomotso previously was the assistant group company secretary of Sibanye-Stillwater Limited. She is a qualified Associate Company Secretary with the Chartered Governance Institute of Southern Africa.
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

6B. COMPENSATION
    Our MOI provide that the directors' fees should be determined from time to time in a general meeting or by a quorum of Non-Executive Directors. The total amount of directors' remuneration paid and or accrued for the year ended June 30, 2024 was R38.9 million.

    Non-Executive Directors received the following annual fees for fiscal year 2024:

	Fee per annum up to December 31, 2023	Fee per annum up to December 31, 2024
	R	R
Chairman of the Board [1]	1,575,000	1,669,500
Lead Independent Director [1]	892,500	946,050
NEDs	451,500	478,590
Audit Committee chairman [2]	189,000	200,340
Audit Committee member	147,000	155,820
Committee chairman [2,3]	126,000	133,560
Risk Committee and Remuneration Committee member	105,000	111,300
Nominations Committee and Social and Ethics Committee member	94,500	100,170
Investment Committee Chair - ad hoc fee per meeting	25,000	26,500
Investment Committee member - ad hoc fee per meeting	37,000	39,220
Ad hoc fee applicable for additional special meetings [4]	25,000	26,500
1    Fees per annum for the Chair of the Board and the Lead Independent Director are all-inclusive fees i.e. they will not receive Committee membership fees nor will they receive ad hoc fees in the event of additional special meetings required or as members of the Investment Committee.
2    This per annum fee is inclusive of both the NED's role as Chair of the Committee and as a member.
3    Per annum fees applicable for the Chairs of all Committees except the Audit Committee.
4    Ad hoc fees for additional work by a NED is only payable in out of the ordinary circumstances.

The following table sets forth the compensation for our directors and prescribed officers for the year ended June 30, 2024.
The disclosure detailed in this table is consistent with the disclosure requirements of the Companies Act, 2008 (Act 71 of 2008) and the JSE Listings Requirements.

Directors / Prescribed Officers	Total remuneration recognised during the year	Short-Term Incentives recognised related to this cycle	Discretionary Short-Term Incentives related to this cycle(1)	Long-term Incentives settled during this cycle	Other payments (4)	Total remuneration related to this cycle
	R'000	R'000	R'000	R'000		R'000
Executive directors
D J Pretorius	8,350	8,062	648	2,830	—	19,890
A J Davel	5,279	4,982	401	1,370	—	12,032
	13,629	13,044	1,049	4,200	—	31,922
Non-executive directors
T J Cumming	1,713	—	—	—	—	1,713
E A Jeneker	971	—	—	—	—	971
J A Holtzhausen	865	—	—	—	—	865
T B V N Mnyango	811	—	—	—	—	811
J J Nel	902	—	—	—	—	902
K P Lebina	891	—	—	—	—	891
C D Flemming	845	—	—	—	—	845
	6,998	—	—	—	—	6,998
Prescribed officers (2)
W J Schoeman	5,149	4,982	401	1,370	—	11,902
E Beukes (3)	129	—	—	—	1,333	1,462
	5,278	4,982	401	1,370	1,333	13,364

Total	25,905	18,026	1,450	5,570	1,333	52,284

(1) Awarded after June 30, 2024
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
During 2024 DRDGOLD determined that the members of the Executive Committee ("EXCO") comprise of the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer, and that the Company Secretary no longer forms part of the EXCO.

(3) Resigned July 31, 2023
(4) Other payments include encashed leave and gratuity payments

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
• The STI Pool is modified as per the Tables below.

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
The Group performance measures set out by the Remuneration Committee and the weightings for FY2024 are as follows:
Strategic Initiatives Modifiers

Environmental	4%
Safety	4%
Social development	4%
Labor development	4%
transformation	4%

Fatality Modifier
• Up to 25% per fatality, depending on the degree of culpability of the company, as assessed by the Remuneration Committee.
• If the fatality/ies is/are as a result of a breakdown in or disregard for a safety culture, the STI Pool can be modified by up to 100% at the Remuneration Committee’s discretion.

Production Modifier
The calculated STI Pool may be modified, upwards or downwards, based upon gold (kg) produced measured against budget, as follows:

Gold (Kg) Produced:	STI
% of budget	Pool Adjustment
<93%	-10%
39% to <97%	-5%
97% to <103%	0%
103% to <107%	+5%
≥107%	+10%
    Distribution of the Incentive pool
The STI pool, after any moderation, will be distributed as follows:
• 90% formulaically, pro-rata to each individual’s “% of STI Pool” (capped to each individuals all-inclusive package for the fiscal year) taking inter alia the following factors into account:
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

Distributions are moderated for individual performance as follows:

Individual performance rating	Modifier %
< 2	(100%)
2 to <2.25	(80%)
2.25 to <2.5	(60%)
2.5 to <2.75	(40%)
2.75 to <3	(20%)
>= 3	0%

In order to be able to reward exceptional individual performance appropriately, the formulaic plus discretionary allocations may exceed this amount which is capped to the all-inclusive remuneration for the fiscal year, but these instances, if any, would be subject to the Executive Committee’s and ultimately the Remuneration Committee’s approval.

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

New single incentive plan
To remain aligned with the latest developments in remuneration policy and to stay current with the demands of governance as well as remain competitive within the industry, the Remuneration Committee conducted a review of the current short-term and long-term incentive schemes, with the assistance of external independent advisors. The outcome of the review informed the introduction of a new simplified, Single Incentive Plan incorporating a deferred share plan, intended to replace the existing scheme in fiscal year 2025. The new plan was subject to and approved by the shareholders at the 2023 AGM.

The Single Incentive Plan recognises the difficulties in setting stretched but realistic performance targets in a volatile economic environment. Its aim is to move beyond measurement criteria, which is focused chiefly on inflexible financial performance and give balanced weightings to financial and non-financial measures to ensure executives and senior management are held to appropriate pay-for-performance standards without being penalised unduly for factors outside their control.

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
Scorecard Portion = personal cost-to-company x scorecard on-target percentage x performance multiplier.
*The personal share of the Free Cash Flow pool is capped at 50% of cost to Company for Executive Directors and Prescribed Officers and 67% for participants in D Lower to F Lower bands. Personal share is determined jointly by the Chief Executive Officer and the Chief Financial Officer and approved by Remco

Participants	Full time employees from category 19 to 26 excluding non-executive directors.
Pay-out form	Cash payment (short-term component) Cash payment = Single Incentive x 67%	DRDGOLD Shares (long-term component) Deferred DRDGOLD shares = Single Incentive x 33% + any approved retention award
Pay-out period	Settled annually for all employees	Vesting over 5 years at 20% per annum for Category 25 and 26 (F band) and over 3 years at 33% per year for Category 19 to 24 (E and D band) participants, without further performance conditions and subject to continued employment.
Basis of award	Group and individual scorecards for initial award. Business unit scorecard may be introduced for subsequent awards.
Safeguards	The quantum and award of the Single Incentive will be tested against certain safeguards including a specified percentage of EBIT and a 1% limitation on the total number of DRDGOLD shares in issue during that year.

Scorecard On-target percentages and weightings	Strategic Level	Typical title	Scorecard On-target Percentage	Performance Multiplier Weighting
				Company	Business Unit*	Personal
	Top Management, Strategic Intent	CEO	90%	90%	0%	10%
		CFO	75%	90%	0%	10%
	General Management, Strategic Execution	General Managers	60%	90%	0%	10%
	Senior and Middle Management	Heads of Department	45%	90%	0%	10%

Group scorecard

Area	Measure	Weight	Threshold	Target	Stretch	Measures
			0%	100%	200%
Shareholders (20%)	Relative Total Shareholder Return	10%	Median	Halfway between median / UQ	Upper quartile	Relative to that of comparators
	Return on Equity	10%	Cost of equity	Cost of equity plus 3%	Cost of equity plus 6%	Return higher than Cost of equity
Financial (30%)	Cash operating cost (R/ton)	10%	115% x Budget	110% x Budget	Budget	Based on the achievement vs budget, noting that budget is already a stretch target since it is based on “nameplate” capacity without de-risking for probable downtime.
	Cash operating cost (R/kg)	10%
	All-in Sustaining Cost (R per kg)	10%

Operations (30%)	Production (kgs)	15%	85% x Budget	90% x Budget	Budget	Based on the achievement vs budget, noting that budget is already a stretch target since it is based on “nameplate” capacity without de-risking for probable downtime.
	Throughput (tons)	15%
Current scorecard modifier evaluation (ESG factors) (20%)	Environmental	4%	Amber Score (2)	Green Score (3)	Blue Score (5)	Based on current scorecard modifier evaluation, a portfolio of evidence compiled.
	Health & Safety	4%
	Local Economic Development	4%
	Human Resources Development	4%
	Transformation	4%
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

The Company’s current executive directors, Mr. D.J. Pretorius and Mr. A.J. Davel, entered into agreements of employment with us, on January 1, 2009 and January 1, 2015, respectively. These agreements regulated the employment relationship with Messrs. D.J. Pretorius and A.J. Davel during the year ended June 30, 2024.

On July 1, 2022 Mr. D J Pretorius entered into a new agreement of employment for a period of 3 years and thereafter it continues indefinitely until terminated by either party on not less than three months’ written notice. Under the employment agreement effective up to June 30, 2025 Mr. D J Pretorius receives from us a guaranteed remuneration package of R8.3 million per annum. Mr. D J Pretorius was eligible under his employment agreement, for an incentive bonus of up to 100% of his annual remuneration package in respect of one bonus cycle per annum over the duration of his appointment, on the condition that DRDGOLD achieves certain key performance indicators, along with any discretionary bonus awarded by the Remuneration Committee. In addition, he is eligible to participate in the equity-settled long-term incentive scheme (awarded 799,595 conditional shares in October 2022, 436,959 conditional shares in October 2023 and 404,342 conditional shares in October 2024).

Mr. A J Davel entered into a new employment agreement effective from July 1, 2022 for a period of 3 years and thereafter it continues indefinitely until terminated by either party on not less than three months’ prior written notice. Mr. A J Davel receives from us a guaranteed remuneration package of R5.3 million per annum. Mr. A J Davel is eligible under his employment agreement, for a short term incentive of up to 100% of his annual remuneration package in respect of one bonus cycle per annum over the duration of his appointment, on the condition that DRDGOLD achieves certain key performance indicators, along with any discretionary bonus awarded by the Remuneration Committee. In addition, he is eligible to participate in the equity-settled long-term incentive scheme (awarded 425,680 conditional shares in October 2022, 232,624 conditional shares in October 2023 and 215,259 conditional shares in October 2024)

    Mr. T J Cumming, Mr. E A Jeneker, Mrs. T B V N Mnyango, Mr. J A Holtzhausen, Mr. J J Nel, Ms. K P Lebina and Ms C D Flemming entered into a service agreement which continues indefinitely until terminated by the director not less than one months’ prior written notice, the director is not recommended for re-appointment by the Board, if the director is not reappointed at any AGM, or where grounds exist for termination.

The Company does not administer any pension, retirement or other similar scheme in which the directors receive a benefit.

6C. BOARD PRACTICES

Board of Directors

As at June 30, 2024 and as at September 30, 2024, the board of directors comprises two Executive Directors (Mr. D J Pretorius and Mr. A J Davel), and seven Non-Executive Directors (Messrs. T J Cumming, J J Nel, E A Jeneker, J A Holtzhausen and Mmes. K P Lebina, T B V N Mnyango, C D Flemming). The Non-Executive Directors are independent under the New York Stock Exchange, or NYSE, requirements (as affirmatively determined by the Board of Directors) and the South African King IV Report except Mr. T J Cumming who also serves as an independent non-executive director of Sibanye-Stillwater Limited, DRDGOLD’s controlling shareholder.

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

To assist new directors, an induction program has been established by the Company, which includes background materials, meetings with senior management, presentations by the Company’s advisors and site visits. The directors are assessed annually, both individually and as a board, as part of an evaluation process, which is driven by an independent consultant, at least every two years. In addition, the Remuneration Committees formally evaluate the executive directors on an annual basis, based on objective criteria.

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

Board meetings are held quarterly in South Africa and occasionally abroad. The structure and timing of the Company’s board meetings, which are scheduled over two days, allows adequate time for the Non-Executive Directors to interact without the presence of the Executive Directors. The board meetings include the meeting of the Audit Committee, Risk Committee, Remuneration Committee & Nominations Committee as well as the Social & Ethics Committee which act as subcommittees to the board. Each subcommittee is chaired by one of the Independent Non-Executive Directors, except for the nominations committee, each of whom provides a formal report back to the board. Each subcommittee meets for approximately half a day. Certain senior personnel of the Company attend the subcommittee meetings as invitees.

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

Directors' Terms of Service

    The following table shows the date of appointment and number of years until expiration of the directors' current term of service since the latest AGM (November 29, 2023) of each of the directors as at June 30, 2024:

Director	Title	Year first appointed	Term of current office since latest AGM[1]
D J Pretorius	Chief Executive Officer	2008	3 years
A J Davel	Chief Financial Officer	2015	1 year
T J Cumming	Non-Executive Director	2020	2 years
E A Jeneker	Non-Executive Director	2007	1 year
J A Holtzhausen	Non-Executive Director	2014	3 years
T B V N Mnyango	Non-Executive Director	2016	3 years
J J Nel	Non-Executive Director	2018	2 years
K P Lebina	Non-Executive Director	2019	1 year
C D Flemming	Non-Executive Director	2020	2 years

1In terms of clause 25 of the MOI, one third of the directors (executive and non-executive) for the time being shall retire from office by rotation at each AGM. The directors, eligible and available for re-election, will renew their term of service director with effect from the end of the AGM, if re-elected.

Executive Committee

    As at June 30, 2024, Executive Committee ("EXCO") comprise of the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer. After a review was performed to confirm the makeup of the DRDGOLD EXCO, it was decided that the Company Secretary will no longer form part of the EXCO. The Executive Committee consisted of Mr. D J Pretorius (Chairman), Mr. A J Davel and Mr. W J Schoeman. Ms. E Beukes resigned as company secretary of the company effective July 31, 2023.

The EXCO meets bi-weekly basis to review current operations, develop strategy and policy proposals for consideration by the board of directors. Members of the EXCO, who are unable to attend the meetings in person, are able to participate via teleconference facilities, to allow participation in the discussion and conclusions reached. The subsidiary companies’ executives are permanent participants on the EXCO.

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

Committees of the Board of Directors

Nominations Committee

As at June 30, 2024 the Nominations Committee consisted of T J Cumming (Chairman), E A Jeneker, J A Holtzhausen, T B V N Mnyango and K P Lebina.

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

Remuneration Committee

As at June 30, 2024 the Remuneration Committee consisted of J J Nel (Chairman), E A Jeneker, J A Holtzhausen, T B V N Mnyango and T J Cumming.

The Remuneration Committee meets on a quarterly basis. All members of this committee are independent non-executive directors who are independent according to the definition set out in the NYSE Rules, except for T J Cumming. It is chaired by an independent non-executive director.

The Remuneration Committee ensures the Company remunerates directors and executive management fairly and responsibly and that the disclosure of director and executive remuneration is accurate, complete and transparent. The committee evaluates performance in relation to reward. Its terms of reference provide the scope of responsibility, as delegated by the Board, to review and make decisions on the remuneration policy and its implementation. All members were elected by the Board and suitably qualified and have the necessary expertise required to discharge their responsibilities.

The key responsibilities of the Remuneration Committee include the following:
•Evaluate the remuneration structure for Executive Directors and Group Exco members and ensured that they are fairly rewarded, in the context of overall employee remuneration and taking into account the Company’s performance and remuneration philosophy;
•Conduct annual monitoring and review of the terms and conditions of Executive Directors’ service agreements;
•Determine grants to the Executive Directors and other Group Exco members made in terms of the Company’s short- and long-term incentive plans;
•Authorise the design of new Incentive Plan incorporating the Deferred Share Plan; and
•Adopted and implemented the Compensation Clawback Policy in accordance with the requirements of Section 303A.14 of the New York Stock Exchange Listed company manual.

Audit Committee

As at June 30, 2024 the Audit Committee consisted of J A Holtzhausen (Chairman), J J Nel, K P Lebina and C D Flemming.

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

The committee is responsible for making recommendations to appoint, reappoint or remove the external auditors, and the designated external audit partner as well as determining their remuneration and terms of engagement. In accordance with its policy, the committee preapproves all audit and non-audit services provided by the external auditors. BDO South Africa Inc. was reappointed by shareholders at the last AGM on November 29, 2023 to perform DRDGOLD’s external audit function, such appointment was made by the shareholders in accordance with the laws of South Africa and upon recommendation of the board following the Audit Committee. BDO South Africa Inc. has been the appointed auditors since 2023.

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

Risk Committee

As at June 30, 2024 the Risk Committee consisted of K P Lebina (Chairwoman), D J Pretorius, J J Nel, C D Flemming and T J Cumming.

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

Social and Ethics Committee

As at June 30, 2024, the Social and Ethics Committee consisted of E A Jeneker (Chairman), A J Davel, T B V N Mnyango and C D Flemming
    The Social and Ethics Committee is a statutory body established in terms of section 72 of the Companies Act, 2008; the objectives of which are to facilitate transformation and sustainable development by, inter alia, promoting transformation within the Company and economic empowerment of previously disadvantaged communities particularly within the areas where the Company conducts business; striving towards achieving the goal of equality as the South African Constitution and other legislation require within the context of the demographics of the country at all levels of the Company and its subsidiaries; and conducting business in a manner which is conducive to internationally acceptable environmental and sustainability standards.

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
•reviewing significant cases of employee conflicts of interests, misconduct or fraud, or any other unethical activity by employees or the Company

Investment Committee

As at June 30, 2024, the Investment Committee consisted of J J Nel (Chairman), T J Cumming, J A Holtzhausen, E A Jeneker and K P Lebina
The Investment Committee assist the Board to oversee the allocation of capital and investment activities in line with the Company's strategy.
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

6D. EMPLOYEES

Employees

    The total number of employees at June 30, 2024, of 2,956 comprises 2,053 specialized service providers and 903 employees who are directly employed by us and our subsidiary companies. Of the 903 employees directly employed by us and our subsidiary companies, 22 employees are on a fixed term employment contract.

    The total number of employees at June 30, 2023, of 3,082 comprises 2,155 specialized service providers and 927 employees who are directly employed by us and our subsidiary companies. Of the 927 employees directly employed by us and our subsidiary companies, 27 employees are on a fixed term employment contract.

    The total number of employees at June 30, 2022, of 2,791 comprises 2,016 specialized service providers and 943 employees who are directly employed by us and our subsidiary companies. Of the 943 employees directly employed by us and our subsidiary companies, 34 employees are on a fixed term employment contract.

    The total number of employees at September 30, 2024, of 3,365 comprises 2,480 specialized service providers and 885 employees who are directly employed by us and our subsidiary companies. Of the 885 employees directly employed by us and our subsidiary companies, 23 employees are on a fixed term employment contract.

    All of our employees are based at our operations that operate exclusively in South Africa.

Labor Relations

    As at June 30, 2024, approximately 84% of our Ergo employees and 75% of our FWGR employees are members of trade unions or employee associations. South Africa's labor relations environment remains a platform for social reform. The National Union of Mineworkers, (“NUM”), one of the main South African mining industry unions, is influential in the tripartite alliance between the ruling African National Congress, the Congress of South African Trade Unions, (“COSATU”), and the South African Communist Party as it is the biggest affiliate of COSATU. The relationship between management and labor unions remains cordial. The organized labor coordinating forum meets regularly to discuss matters pertinent to both parties.

    A three-year wage agreement was reached with organized labor at FWGR in November 2021. FWGR is in the process of reaching a new wage agreement and is aiming to conclude on this in the second quarter of fiscal year 2025. Ergo reached a new three-year wage agreement in fiscal year 2022.

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

Safety statistics

    Due to the importance of our labor force, we continuously strive to create a safe and healthy working environment. The following are our fiscal 2024 overall safety statistics for our operations:

(Per million man hours)	Ergo		FWGR		Consolidated
	Year ended June 30,		Year ended June 30,		Year ended June 30,
	2024	2023	2024	2023	2024	2023
Lost time injury frequency rate (LTIFR)[1]	1.18	1.44	0.92	1.87	1.15	1.50
Reportable incidence frequency rate (RIFR)[1]	0.53	0.96	—	1.87	0.46	1.09
Fatalities	1	—	—	—	1	—
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

As of June 30, 2024, directors and prescribed officers do not hold any options to purchase ordinary shares.

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

Equity-Settled Long-Term Incentive Scheme
On December 2, 2019 shareholders approved an Equity-Settled Long-Term Incentive Scheme (“Scheme”) for purposes of replacing the Cash-Settled Long-Term Incentive Scheme. Certain key features of the Scheme are:
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
6F. ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

Not applicable.
    .
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A. MAJOR SHAREHOLDERS

    As of September 30, 2024, our issued capital consisted of:
•864,588,711 ordinary shares of no par value; and
•5,000,000 cumulative preference shares.

    To our knowledge, as of June 30, 2024, we were not directly or indirectly owned or controlled by another corporation or any person or foreign government, other than the controlling interest held by Sibanye-Stillwater.

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

    Based on information available to us, as of September 30, 2024:
•there were 12,837 record holders of our ordinary shares in South Africa, who held 584,144,356 or approximately 67.6% of our ordinary shares;
•there was one record holder of our cumulative preference shares in South Africa, who held 5,000,000 ordinary shares or 100% of our cumulative preference shares;
•there were 50 US record holders of our ordinary shares, who held approximately 42,224,170 ordinary shares or approximately 4.9% of our ordinary shares excluding those shares held as part of our ADR program; and
•there were 592 registered holders of our ADRs in the United States, who held approximately 211,083,186 shares (21,108,318) ADRs) or approximately 24.6% of our ordinary shares.

    The following table sets forth information regarding the beneficial ownership of our ordinary shares as of September 30, 2024, by:
•each of our directors and prescribed officers; and
•any person whom the directors are aware of as at September 30, 2024 who is interested directly or indirectly in 1% or more of our ordinary shares. There was significant change in the percentage ownership of the major shareholders over the preceding three years. During fiscal year 2020 Sibanye-Stillwater exercised the option granted to it to subscribe for such number of new ordinary shares in the share capital of DRDGOLD for cash resulting in Sibanye-Stillwater holding in aggregate 50.1% of all Shares in issue (including treasury shares). Sibanye-Stillwater subscribed for 168,158,944 ordinary shares.

	Shares Beneficially owned
Holder	Number	Percent of outstanding ordinary shares
Directors/prescribed officers
D.J. Pretorius	999,816	*
A.J. Davel	338,756	*

Other
SIBANYE GOLD PTY LTD	433,158,944	50.1%
THE BANK OF NEW YORK MELLON DR	212,655,186	24.6%
GOVERNMENT EMPLOYEES PENSION FUND P	28,152,699	3.3%
FRB ITF ALLAN GRAY BALANCED FUND	10,116,920	1.2%
CLEARSTREAM BANKING S.A LUXEMBOURG	9,844,045	1.1%
STATE STREET BANK AND TRUST CO-OMNI	8,943,844	1.0%

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

8B. SIGNIFICANT CHANGES

    Significant changes that have occurred since June 30, 2024, the date of the last audited financial statements included in this Annual Report, are discussed in the relevant notes to the financial statements under Item 18. Financial Statements.

ITEM 9. THE OFFER AND LISTING

9A. OFFER AND LISTING DETAILS

    The principal trading market for our equity securities is the Johannesburg Stock Exchange ("JSE") (symbol: DRD). Additionally, the A2X (listed on September 5, 2023) and our ADSs trade on the New York Stock Exchange (symbol: DRD). The ADRs are issued by The Bank of New York Mellon, as depository. Each ADR represents one ADS and each ADS represents ten of our ordinary shares. Until July 23, 2007, each ADS represented one of our ordinary shares.

The cumulative preference shares are not traded on any exchange.
    There have been no trading suspensions with respect to our ordinary shares on the JSE during the past three years ended June 30, 2024, nor have there been any trading suspensions with respect to our ADRs on the New York Stock Exchange since our listing on that market.

9B. PLAN OF DISTRIBUTION

    Not applicable.

9C. MARKETS

Nature of Trading Markets

    See “Offer and Listing Details” above.

9D. SELLING SHAREHOLDERS

    Not applicable.
9E. DILUTION

    Not applicable.

9F. EXPENSES OF THE ISSUE

    Not applicable.

ITEM 10. ADDITIONAL INFORMATION

10A. SHARE CAPITAL

    Not applicable.

10B. MEMORANDUM AND ARTICLES OF ASSOCIATION

    As of June 30, 2024, we had authorized for issuance 1,500,000,000 ordinary shares of no par value (as of September 30, 2024: 1,500,000,000), and 5,000,000 cumulative preference shares of R0.10 par value (as of September 30, 2024: 5,000,000). On this date, we had issued 864,588,711 ordinary shares (as of September 30, 2024: 864,588,711) and 5,000,000 cumulative preference shares (as of September 30, 2024: 5,000,000).

    Set out below are brief summaries of certain provisions of our Memorandum of Incorporation, or our MOI, the Companies Act of South Africa and the JSE Listings Requirements, all as in effect on June 30, 2024 and September 30, 2024. The summary does not purport to be complete and is subject to and qualified in its entirety by reference to the full text of the MOI, the Companies Act, and the JSE Listings Requirements.

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

Winding-up

    If we are wound-up, then the assets remaining after payment of all of our debts and liabilities, including the costs of liquidation, shall be applied to repay to the shareholders the amount paid up on our issued capital and thereafter the balance shall be distributed to the shareholders in proportion to their respective shareholdings. On a winding up, our cumulative preference shares rank, in regard to all arrears of preference dividends, prior to the holders of ordinary shares. As of June 30, 2024 and September 30, 2024, no such dividends have been declared. Except for the preference dividend and as described in this Item our cumulative preference shares are not entitled to any other participation in the distribution of our surplus assets on winding-up.

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

10C. MATERIAL CONTRACTS

ZAR500 million General Banking Facility and ZAR1,500 million Revolving Credit Facility
    DRDGOLD secured a R500 million general bank facility ("GBF") with Nedbank Limited (acting through its Corporate and Investment banking division) ("Nedbank") on June 28, 2024, as we embark on our expanded capital programme for repositioning in 2028. In addition to the GBF, on July 31, 2024, DRDGOLD entered into a 5-year R1 billion Revolving Credit facility (“RCF”) with a R500 million accordion option with Nedbank.

The GBF bears interest at the South African Prime Interest Rate less 250 basis points nominal annual compounded monthly. DRDGOLD is required to pay a 20 basis points (excluding VAT) per annum unutilised facility fee calculated on the average monthly unutilised portion of the GBF. There are no financial covenants related to the GBF. Pursuant to the conclusion of the RCF described below, an amended and restated facility letter was entered into on August 8, 2024 in order to incorporate the terms of the RCF.

DRDGOLD may elect an interest period of one or three months for a loan drawn down against the RCF facility. Loans with a one month interest period bear interest at JIBAR plus a margin of 1.5779% and loans with a three month interest period bear interest at JBAR plus 1.58%. A commitment fee of 30% of the margin that applies to loans with an interest period of 3 months per annum applies on the available commitment for the availability period. A utilization fee of 0.1% per annum applies on each loan for each day that the aggregate of the loans is more than 33.33% but less than 66.67% of the commitment and 0.2% per annum on each loan for each day that the aggregate of the loans is equal to or more than 66.67% of the commitment. A debt origination fee of 0.25% of the committed R1 billion was applicable.

Relevant financial covenants pertaining to the RCF include that at each measurement date and for the measurement period(1) to which such measurement date relates(i) the interest cover ratio(2) shall not be less than 4 times and (ii) the leverage ratio shall not exceed 2 times net debt(3) to adjusted EBITDA Ratio shall not exceed 2 times.

(1) "Interest Cover" means the ratio of EBITDA to Net Finance Charges in respect of any Relevant Period.
(2) "Total Net Debt" means, at any time, the aggregate amount of all obligations of members of the Group for or in respect of Borrowings

The description of the GBF and the RCF is qualified by reference to the GBF and the RCF agreements filed herewith as Exhibits.

Agreement to construct the RTSF
FWGR is currently constructing the RTSF to complete phase 2 of its life of mine plan and to generate sufficient tailings capacity for further expansion to the western side of Johannesburg by acquiring more resources. In June 2024, FWGR entered into an agreement with Stefanutti Stocks Inland, a division of Stefanutti Stocks Proprietary Limited ("Stefanutti Stocks"), pursuant to which Stefanutti Stocks will construct the RTSF.

The contract price for the construction amounts to R1.3 billion and will be settled based on certain specified payment milestones. Each payment milestone will be determined based on percentage of work completed and a bill of quantities and is expected to be settled in full by fiscal year 2027.

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

    In fiscal years 2024 and 2023, the tax rates for taxable mining income for Ergo was nil and 14% respectively and for FWGR was 25% and 30% respectively. The gold mining tax formula for determining the South African gold mining tax rate for fiscal 2023 was Y = 33 - 165/X (fiscal year 2022: Y = 34 - 170/X) where Y is the percentage rate of tax payable and X is the ratio of taxable income, net of any qualifying capital expenditure that bears to gold mining income derived, expressed as a percentage. The tax rate for non-mining taxable income was 27% and 28% for fiscal years 2023 and 2022 respectively.

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

Our long-term strategy is to remain unhedged and to keep borrowings to a minimum. During fiscal year 2024 we did not hold or issue derivative financial instruments for speculative purposes, nor did we hedge forward gold sales. However, in instances where we need to incur medium-term borrowings to finance growth projects that introduce some liquidity risk to the Group, we may mitigate this liquidity risk by entering into an arrangement to provide price protection against a possible decrease in the rand gold price while borrowings are in place. For example in fiscal 2019 we entered into a hedging instrument in the form of a collar in respect of 50,000 ounces of gold that expired at the end of May 2019.

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

Foreign currency risk

    Our reporting and functional currency is South African rand. Although gold is sold in US dollars, the Company is obliged to convert this into rands. No hedges were entered into during fiscal year 2024. We are thus exposed to fluctuations in the US dollar/rand exchange rate. Foreign exchange fluctuations affect the cash flow that we will realize from our operations as gold is sold in US dollars, while production costs are incurred primarily in rands. Our results are positively affected when the US dollar strengthens against the rand and adversely affected when the US dollar weakens against the rand. Our cash and cash equivalent balances are mostly held in South African rands.

Liquidity risk - Long-term debt
Set out below is an analysis of our debt as at June 30, 2024 consisting of capital and interest related to lease liabilities. All of our long-term debt is denominated in South African rand.
Interest rate
Total	6.4% - 10.5%
R'm
Repayment period
2025	9.5
2026	9.5
2027	5.6
2028	3.9
2029	2.4
2030	0.9
2031	0.9
2032	0.9
2033	0.9
2034	0.9
2035	0.9
2036	0.9
2037	0.9
Total	38.1

Based on our fiscal year 2024 financial results, a hypothetical 100 basis points (increase)/decrease in interest rate activity would (increase)/decrease our interest expense by R0.3 million.
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

Depositary Payments

The Bank of New York Mellon, as Depositary, has agreed to reimburse DRDGOLD an annual amount of $75,000 mainly consisting of accumulated contributions towards the Company’s investor relations activities (including investor meetings, conferences and fees of investor relations service vendors). After the deduction of other fees, the annual reimbursement for the year ended June 30, 2024 amounts to approximately $75,000 (June 30, 2023: $75,000, June 30, 2022: $11,721). DRDGOLD is also entitled to a 25% share of the dividend fees which amounts to approximately $90,988 for the year ended June 30, 2024 (June 30, 2023: $90,779, June 30, 2022: $93,565).

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

    There have been no material defaults in the payment of principal, interest, a sinking or purchase fund installment, or any other material defaults with respect to any indebtedness of ours.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

    None

ITEM 15. CONTROLS AND PROCEDURES

15A. Disclosure Controls and Procedures

As of June 30, 2024, our management, with the participation of our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures (as this term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Our management, including the Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures were effective as of June 30, 2024.

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

Our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2024. In making this assessment, our management used the criteria set forth by the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment and those criteria, our management concluded that as of June 30, 2024 our internal control over financial reporting was effective.

15C. Attestation Report of the independent registered public accounting firm

The effectiveness of internal control over financial reporting as of June 30, 2024 was audited by BDO South Africa Inc., independent registered public accounting firm, as stated in their report on page F-1 of this Form 20-F.

15D. Changes in Internal Control Over Financial Reporting

During the year ended June 30, 2024, there have not been any changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16B. CODE OF ETHICS

We have adopted a Code of Conduct that applies to all senior executives including our Non-Executive Chairman, the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and Directors at our mining operations as well as all other employees. In the 2022 fiscal year we updated the Code of Compliance in compliance with the South African Protection of Personal Information Act. The Code of Conduct can be accessed on the Company’s website at the following web address: www.drdgold.com/about-us/governance.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

    BDO South Africa Inc. has served as our independently registered public accountant for the fiscal years ended June 30, 2024 and 2023. The audited financial statements appear in this Annual Report. The Annual General Meeting elects the auditors annually.

    The following table presents the aggregate fees for professional audit services and other services rendered by BDO South Africa Inc. to us in fiscal year 2024 and 2023 respectively:

Audit Fees

Audit fees billed for the annual audit services engagement, which are those services that the external auditor reasonably can provide, include the company audit; statutory audits; comfort letters and consents; attest services; and assistance with and review of documents filed with the SEC.

Auditors' remuneration	Year ended June 30,
	2024	2023
	R m	R m
Audit fees	8.0	7.9
Audit related fees	—	—
Tax fees	—	—
All other fees	0.6	0.6
Total	8.6	8.5

All Other Fees

    The all other fees during fiscal year 2024 consist of the following:
•R0.6 million with respect to limited assurance provided by BDO Advisory Services (Pty) Ltd on specified items contained in our Integrated Report for fiscal year 2024;

    The all other fees during fiscal year 2023 consist of the following:
•R0.6 million with respect to limited assurance provided by BDO Advisory Services (Pty) Ltd on specified items contained in our Integrated Report for fiscal year 2023.

    The Audit Committee is directly responsible for recommending the appointment, re-appointment and removal of the external auditors as well as the remuneration and terms of engagement of the external auditors. The committee pre-approves, and has pre-approved, all non-audit services provided by the external auditors. The Audit Committee considered all of the fees mentioned above and determined that such fees are compatible with maintaining BDO South Africa Inc's independence.

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

ITEM 16H. MINE SAFETY DISCLOSURES

    Not applicable

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

    Not applicable

ITEM 16J. INSIDER TRADING POLICIES

    DRDGOLD has adopted an insider trading policy that aims to ensure compliance with applicable trading laws, rules, regulations and applicable listing requirements. The policy governs the purchase, sale and other dispositions of DRDGOLD's securities by directors, senior management and employees. Refer to "Directors' and Employees' Dealing Policy and Procedures" as contained in Exhibit 11.1 for further details.

ITEM 16K. CYBERSECURITY

Cybersecurity risk management and strategy

DRDGOLD relies on various IT systems and physical infrastructure to support its mining operations including the solar plant and administrative activities which includes data capturing, processing, and storage. In certain instances, such data may be classified as confidential. This reliance exposes to cybersecurity risks including breaches or damage to our systems by computer viruses and system attacks and unauthorised physical or electronic access. Any system failure, accident or security breach could result in business disruption, theft of our intellectual property, disclosure of confidential information, reputational damage or litigation. Refer to item 3D. Risk factors risk entitled “A disruption in our information technology systems, including incidents related to cyber security, could adversely affect our business operations” for a full description.

The Group’s strategy toward cybersecurity is to employ a comprehensive and integrated approach to risk management to identify and evaluate cybersecurity risks and where required disclose cyber incidents. These risks are included in the strategic and operational profiles of the organisation, integrating cyber risks in the enterprise risk management process. To further facilitate the integration, the IT department and Risk and Assurance department engage on a periodic basis to review the risks and implementation of assurance over the design and effectiveness of controls implemented to prevent, mitigate and detect cybersecurity threats.

Employees are mandated to complete cyber security training on a regular basis.

To facilitate the identification and evaluation of cyber security risks, a business intelligence platform which is aligned to internationally recognised standards and frameworks including ISO-27002, NIST 800- 53, NIST CSF and CIS-CSC is used for the following:
•Identification of cybersecurity threats to physical IT infrastructure, systems and networks
•Identification of controls to prevent, mitigate and detect these threats
•Facilitate internal self-assessments on these controls

An external cybersecurity assurance provider is appointed as part of the organisation’s combined assurance program to assess the robustness of the cybersecurity risk assessment process and provide additional assurance over the design and effectiveness of controls implemented.

Use of third-party vendors

Vendor management is considered a very important aspect of cyber security, given the level of digital connectivity applicable to DRDGOLD and its various systems. The Business Intelligence platform is also used to facilitate third party risk assessment for critical vendors which is also integrated into the wider enterprise risk program. In this regard we expect service providers and vendors who access our systems to provide assurance regarding their cyber security posture. We rely on either independent SOC reports or assurance provided by them completing assessments on the cyber security business intelligent platform for cybersecurity described above.

Governance

Role of management

DRDGOLD has an appointed Chief Information and Technology Officer (“CITO”) who is accountable and a head of Cyber Security (“HCS”) who is responsible for the assessment and management of material risks from cyber security threats. The HCS is also responsible for ensuring that any remedial actions reported through the combined assurance program are adequately addressed.

The CITO has over 15 years of experience. The CITO is an invitee to the DRDGOLD executive committee which meets on a bi-weekly basis where he reports back on cybersecurity matters.

Role of the board of directors

DRDGOLD’s board of directors are responsible for providing oversight into the processes implemented by management for the effective management of cybersecurity threats facing the organisation. The board of directors has delegated this responsibility to the Risk Committee. The Audit Committee is kept informed on material cyber risks facing the organisation through the reporting of the general information technology controls in accordance with the Company’s COSO 2013 program.
The Risk department reports quarterly to the Risk Committee on its enterprise risk assessment processes which include cybersecurity risks and reportable cybersecurity incidents.

Incident disclosure
For the year ended June 30, 2024, there were no incidents or risks from cyber security related threats that had, or are reasonably likely to have, a material impact on DRDGOLDs strategy, results of operations or financial condition.

PART III

ITEM 17. FINANCIAL STATEMENTS

    Not applicable.

ITEM 18 FINANCIAL STATEMENTS

The following annual financial statements and related auditor’s report are filed as part of this Annual Report		Page
Report of Independent Registered Public Accounting Firm	Firm ID:	F-1- to F-5
Report for the years ended June 30, 2024 and 2023 - BDO South Africa Inc.	1368
Report for the year ended June 30, 2022 - KPMG Inc.	1025
Consolidated statement of profit or loss and other comprehensive income for the years ended June 30, 2024, 2023 and 2022		F-6
Consolidated statement of financial position at June 30, 2024 and 2023		F‑7
Consolidated statement of changes in equity for the years ended June 30, 2024, 2023 and 2022		F‑8
Consolidated statement of cash flows for the years ended June 30, 2024, 2023 and 2022		F‑9
Notes to the consolidated financial statements		F‑10 to F‑45
		Note
About these consolidated financial statements		1
Use of accounting assumptions, estimates and judgements		2
New standards, amendments to standards and interpretations		3
Performance
Revenue		4
Results from operating activities		5
Cost of sales		5.1
Other income		5.2
Administration expenses and other costs		5.3
Finance income		6
Finance expense		7
Earnings per share		8
Resource assets and related liabilities
Property, plant and equipment		9
Right of use assets and lease liabilities		10
Provision for environmental rehabilitation		11
Investments in rehabilitation and other funds		12
Working capital
Cash and cash equivalents		13
Cash generated from operations		14
Trade and other receivables		15
Trade and other payables		16
Inventories		17
Tax
Income tax		18
Income tax expense		18.1
Deferred tax		18.2
Employee matters
Employee benefits		19
Equity settled tong-term incentive scheme		19.1

Transactions with key management personnel	19.2
Capital and equity
Capital management	20
Equity	21
Stated Share Capital	21.1
Dividends	21.2
Disclosure items
Interest in subsidiaries	22
Operating segments	23
Payments made under protest	24
Other investments	25
Rand Refinery	25.1
Contingencies	26
Contingent liability for occupational lung diseases	26.1
Contingent liability for environmental rehabilitation	26.2
Contingencies regarding Ekurhuleni Metropolitan Municipality electricity tariff dispute	26.3
Contingent liability for the summons received from Benoni Gold Mine	26.4
Financial instruments	27
Related parties	28
Subsequent events	29

Report of Independent Registered Public Accounting Firm
Shareholders and Board of Directors
DRDGOLD Limited
Johannesburg, Republic of South Africa

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statement of financial position of DRDGOLD Limited (the “Company”) as of June 30, 2024 and 2023, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for the two years in the period ended June 30, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at June 30, 2024 and 2023, and the results of its operations and its cash flows for the two years in the period ended June 30, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company's internal control over financial reporting as of June 30, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and our report dated October 30, 2024 expressed an unqualified opinion thereon.

Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Evaluation of the provision for environmental rehabilitation
At June 30, 2024, the Company’s provision for environmental rehabilitation totaled R 616.8 million. As discussed in note 11 to the consolidated financial statements, the Company estimates of the future environmental rehabilitation costs are determined with the assistance of an independent expert and are based on the Company’s environmental management plans, the Company’s life-of-mine (“LOM”) plan which influences the estimated timing of the rehabilitation cash outflows, and the planned method of rehabilitation which in turn is influenced by developments in trends and technology.

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
•Evaluating the objectivity, knowledge, skills and ability of the Company’s independent mineral resources experts, that reviewed management’s mineral reserves and resources estimates, by comparing their professional qualification, experience and affiliation against industry norms.
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
At June 30, 2024, the Company’s net deferred tax liability totaled R 934.6 million. As discussed in note 18.2 to the consolidated financial statements, the Company’s deferred tax liabilities related to the Ergo and FWGR operations are calculated by applying a forecast weighted average tax rate to the temporary differences. The calculation of the forecast weighted average tax rate requires the use of assumptions and estimates and are inherently uncertain and could change materially over time, including the Company’s life-of-mine (“LOM”) plan (as discussed in note 9 to the consolidated financial statements) that is applied to calculate the expected future profitability.

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
•Performing a sensitivity analyses to assess the impact that changes in the estimated rand gold price and estimated quantities of economically.

/s/ BDO South Africa Inc.
We have served as the Company’s auditor since 2023.
Johannesburg, Republic of South Africa
October 30, 2024

Report of Independent Registered Public Accounting Firm
Shareholders and Board of Directors
DRDGOLD Limited
Johannesburg, Republic of South Africa

Opinion on Internal Control over Financial Reporting
We have audited DRDGOLD Limited (the “Company’s”) internal control over financial reporting as of June 30, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated statement of financial position of the Company as of June 30, 2024 and 2023, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for the two years in the period ended June 30, 2024, and the related notes (collectively referred to as the “consolidated financial statements”) and our report dated October 30, 2024, expressed an unqualified opinion thereon.

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
October 30, 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
DRDGOLD Limited

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows of DRDGOLD Limited and subsidiaries (the Company), for the year ended June 30, 2022 and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended June 30, 2022, in conformity with the International Financial Reporting Standards as issued by the International Accounting Standards Board.

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
Johannesburg, Republic of South Africa
October 28, 2022

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
for the year ended June 30, 2024

Amounts in R million	Note	2024	2023	2022

Revenue	4	6,239.7	5,496.3	5,118.5
Cost of sales	5.1	(4,429.9)	(3,911.0)	(3,741.5)

Gross Profit from operating activities		1,809.8	1,585.3	1,377.0
Other income	5.2	2.0	10.4	91.3
Administration expenses and other costs	5.3	(199.3)	(172.9)	(161.2)

Results from operating activities		1,612.5	1,422.8	1,307.1
Finance income	6	280.8	334.3	225.8
Finance expense	7	(76.4)	(70.7)	(74.8)

Profit before tax		1,816.9	1,686.4	1,458.1
Income tax	18.1	(488.2)	(405.0)	(334.3)

Profit for the year		1,328.7	1,281.4	1,123.8

Other comprehensive income
Items that will not be reclassified to profit or loss, net of tax
Net fair value adjustment on equity investments at fair value through other comprehensive income		11.7	17.9	(9.1)

Fair value adjustment on equity investments at fair value through other comprehensive income	25	11.8	17.2	(15.7)
Deferred tax thereon	18.2	(0.1)	0.7	6.6

Total other comprehensive income for the year		11.7	17.9	(9.1)

Total comprehensive income for the year		1,340.4	1,299.3	1,114.7

Earnings per share

Basic earnings per share (SA cents per share)	8	154.3	149.1	131.2
Diluted basic earnings per share (SA cents per share)	8	153.5	148.2	130.6

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
at June 30, 2024

Amounts in R million	Note	2024	2023

ASSETS
Non-current assets		7,956.8	4,940.3
Property plant and equipment	9	6,794.9	3,909.5
Investments in rehabilitation and other funds	12	912.5	789.7
Payments made under protest	24	45.6	39.7
Other investments	25	180.4	168.6
Deferred tax asset	18.2	23.4	32.8

Current Assets		1,493.6	3,214.2
Inventories	17	460.0	413.6
Current tax receivable		33.1	40.6
Trade and other receivables	15	479.0	288.6
Cash and cash equivalents	13	521.5	2,471.4

TOTAL ASSETS		9,450.4	8,154.5

EQUITY AND LIABILITIES
Equity		6,889.4	6,274.1
Ordinary share capital	21.1	6,192.2	6,187.9
Retained earnings		697.2	86.2

Non-current liabilities		1,607.5	1,161.7
Provision for environmental rehabilitation	11	616.8	562.1
Deferred tax liability	18.2	958.0	560.7
Post retirement employee benefits		10.4	10.5
Lease liabilities	10.2	22.3	28.4

Current liabilities		953.5	718.7
Trade and other payables	16	917.4	700.5
Current portion of lease liabilities	10.2	6.9	11.3
Current tax liability		29.2	6.9

Total Liabilities		2,561.0	1,880.4

TOTAL EQUITY AND LIABILITIES		9,450.4	8,154.5

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the year ended June 30, 2024

		Stated
		share	Retained	Total
Amounts in R million	Note	capital	earnings	equity

Balance at June 30, 2021		6,157.9	(1,337.5)	4,820.4

Total comprehensive income
Profit for the year			1,123.8	1,123.8
Other comprehensive income			(9.1)	(9.1)
Total comprehensive income		—	1,114.7	1,114.7

Transactions with the owners of the parent
Contributions and distributions
Dividend on ordinary shares	21.2		(513.6)	(513.6)
Treasury shares disposed of for the vesting of the equity-settled share-based payment	21.1, 19.1	15.4	(15.4)	—
Equity settled share-based payment	19.1		18.4	18.4
Total contributions and distributions		15.4	(510.6)	(495.2)
Balance at June 30, 2022		6,173.3	(733.4)	5,439.9

Total comprehensive income
Profit for the year			1,281.4	1,281.4
Other comprehensive income			17.9	17.9
Total comprehensive income		—	1,299.3	1,299.3

Transactions with the owners of the parent
Contributions and distributions
Treasury shares disposed of for the vesting of the equity-settled share-based payment	21.1, 19.1	14.6	(14.6)	—
Dividend on ordinary shares	21.2		(515.3)	(515.3)
Equity-settled share-based payment expense	19.1		22.0	22.0
Equity-settled share based payment income tax impact on equity			27.7	27.7
Equity-settled share based payment vesting impact on equity			0.5	0.5
Total contributions and distributions		14.6	(479.7)	(465.1)
Balance at June 30, 2023		6,187.9	86.2	6,274.1

Total comprehensive income
Profit for the year			1,328.7	1,328.7
Other comprehensive income			11.7	11.7
Total comprehensive income		—	1,340.4	1,340.4

Transactions with the owners of the parent
Contributions and distributions
Treasury shares disposed of for the vesting of the equity-settled share-based payment	21.1, 19.1	4.3	(4.3)	—
Dividend on ordinary shares	21.2		(731.7)	(731.7)
Equity-settled share-based payment expense	19.1		26.4	26.4
Equity-settled share based payment income tax impact on equity			(20.5)	(20.5)
Equity-settled share based payment vesting impact on equity			0.7	0.7
Total contributions and distributions		4.3	(729.4)	(725.1)
Balance at June 30, 2024	21.1	6,192.2	697.2	6,889.4

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
for the year ended June 30, 2024

Amounts in R million	Note	2024	2023	2022

CASH FLOWS FROM OPERATING ACTIVITIES
Cash generated from operations	14	1,738.3	1,708.7	1,585.6
Finance income received		154.6	188.6	111.1
Dividends received		29.3	78.3	71.5
Finance expense paid		(4.5)	(5.2)	(7.7)
Income tax paid		(72.5)	(314.8)	(262.7)
Net cash inflow from operating activities		1,845.2	1,655.6	1,497.8

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property, plant and equipment	9, 15	(2,985.7)	(1,145.2)	(584.1)
Proceeds on disposal of property, plant and equipment		0.3	0.9	12.2
Investment in other funds	12	(33.8)	(28.4)	(28.9)
Environmental rehabilitation payments to reduce decommissioning liabilities	11	(23.4)	(13.8)	(25.4)
Net cash outflow from investing activities		(3,042.6)	(1,186.5)	(626.2)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid on ordinary share capital	21.2	(731.7)	(515.3)	(513.3)
Repayment of lease liabilities	10.2	(19.0)	(16.9)	(19.7)
Net cash outflow from financing activities		(750.7)	(532.2)	(533.0)

NET DECREASE IN CASH AND CASH EQUIVALENTS		(1,948.1)	(63.1)	338.6
Impact of fluctuations in exchange rate on cash held in foreign currencies		(1.8)	8.9	7.0
Cash and cash equivalents at the beginning of the year		2,471.4	2,525.6	2,180.0
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	13	521.5	2,471.4	2,525.6

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended June 30, 2024

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
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS Accounting Standards”) and its interpretations issued by the International Accounting Standards Board (“IASB”), SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council (“FRSC”) as well as the requirements of the Companies Act of South Africa. The consolidated financial statements were approved by the board of directors of the Company (“Board”) for issuance on October 30, 2024.
The directors believe that the Group has adequate resources to continue as a going concern for the foreseeable future. The consolidated financial statements have been prepared on a going concern basis.

Functional and presentation currency
The functional and presentation currency of DRDGOLD and its subsidiaries is South African Rand (“Rand”). The amounts in these consolidated financial statements are rounded to the nearest million unless stated otherwise. Significant exchange rates during the year are set out in the table below:

Rand / US dollar	2024	2023	2022
Spot rate at year end	18.19	18.83	16.27
Average prevailing rate for the financial year	18.70	17.76	15.21

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
for the year ended June 30, 2024

3    NEW STANDARDS, AMENDMENTS TO STANDARDS AND INTERPRETATIONS

New standards, amendments to standards and interpretations effective for the year ended 30 June 2024
During the financial year, the following new and revised accounting standards, amendments to standards and new interpretation were adopted by the Group:

Definition of Accounting Estimate (Amendments to IAS 8) (Effective 1 July 2023)
The amendments introduce a new definition for accounting estimates: clarifying that they are monetary amounts in the financial statements that are subject to measurement uncertainty.

The amendments also clarify the relationship between accounting policies and accounting estimates by specifying that a company develops an accounting estimate to achieve the objective set out by an accounting policy. The amendment did not have a significant impact on the Group.

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
The Group has determined the impact of adopting the standard on 1 July 2023 as follows:
Decommissioning provision
•A detailed assessment was performed by the Group to which resulted in an immaterial increase in the gross deferred tax assets and liabilities for the Group. Deferred tax was recognised on the decommissioning asset and liability which was previously not recognised under the initial recognition exemption. As the amendment did not result in a material impact, no adjustment was recognised in retained earnings and reserves as at 1 July 2023 and no restatements were made.
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

The amendments are applied prospectively. The amendment did not have a material impact on the Group's disclosures.

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

Classification of liabilities as current or non-current (Amendments to IAS 1 Presentation of Financial Statements) (Effective 1 July 2024)
To promote consistency in application and clarify the requirements on determining if a liability is current or non-current, the IASB has amended IAS 1 as follows:
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
for the year ended June 30, 2024
3    NEW STANDARDS, AMENDMENTS TO STANDARDS AND INTERPRETATIONS continued

New standards, amendments to standards and interpretations not yet effective continued
Amendment – Non-current Liabilities with Covenants (Amendment to IAS 1) (Effective 1 July 2024)
Subsequent to the release of amendments to IAS 1 Classification of Liabilities as Current or Non-Current, the IASB amended IAS 1 further in October 2022.

If an entity’s right to defer is subject to the entity complying with specified conditions, such conditions affect whether that right exists at the end of the reporting period, if the entity is required to comply with the condition on or before the end of the reporting period and not if the entity is required to comply with the conditions after the reporting period.

The amendments also provide clarification on the meaning of ‘settlement’ for the purpose of classifying a liability as current or non-current.

The amendment is not expected to have a significant impact on the Group.

IFRS 18 Presentation and Disclosure in Financial Statements (Effective 1 July 2027)
IFRS 18 Presentation and Disclosure in Financial Statements replaces IAS 1 Presentation of Financial Statements. IFRS 18, which was published by the IASB on 9 April 2024, sets out significant new requirements for how financial statements are presented with particular focus on:
•The statement of profit or loss, including requirements for mandatory sub-totals to be presented.
•Aggregation and disaggregation of information, including the introduction of overall principles for how information should be aggregated and disaggregated in financial statements.
•Disclosures related to management-defined performance measures ("MPMs"), which are measures of financial performance based on a total or sub-total required by IFRS with adjustments made (e.g. ‘adjusted profit or loss’). Entities will be required to disclose MPMs in the financial statements with disclosures, including reconciliations of MPMs to the nearest total or sub-total calculated in accordance with IFRS.

The impact on the financial statements is still being assessed.

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

Subsequent to April 11, 2022 revenue is measured based on the consideration specified in a contract with the customer, being South African bullion banks. The consideration is based on the gold price derived on the gold market on the day a contract is entered into with the bulion bank. The Group recognises revenue at a point in time when the Group transfers the gold bullion and silver bullion to the bullion bank and the sale price is fixed, as evidenced by deal confirmations.
It is at this point that the customer obtains control of the gold bullion and silver bullion, which is the settlement date specified in the contract. On the settlement date the revenue can be measured reliably and the recovery of the consideration is probable. The customer is contractually obliged to make payment to the Group on the same day that the Group settles the contract and therefore no significant financing component exists.

Amounts in R million	2024	2023	2022

Gold revenue	6,229.7	5,489.7	5,110.7
Silver revenue	10.0	6.6	7.8
Total revenue	6,239.7	5,496.3	5,118.5

A disaggregation of revenue by operating segment is presented in note 23 OPERATING SEGMENTS.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2024
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

Amounts in R million	2024	2023	2022

20% increase in the US Dollar gold price	1,247.9	1,099.3	1,023.7
20% decrease in the US Dollar gold price	(1,247.9)	(1,099.3)	(1,023.7)

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

Amounts in R million	2024	2023	2022

20% increase in the US Dollar exchange rate	1,247.9	1,099.3	1,023.7
20% decrease in the US Dollar exchange rate	(1,247.9)	(1,099.3)	(1,023.7)

5 RESULTS FROM OPERATING ACTIVITIES

5.1    COST OF SALES

Amounts in R million	Note	2024	2023	2022

Cost of sales		(4,429.9)	(3,911.0)	(3,741.5)
Operating costs (a)		(4,206.0)	(3,711.4)	(3,506.5)
Movement in gold in process and finished inventories - Gold Bullion		34.9	10.8	30.4
Depreciation	9	(270.4)	(217.5)	(267.6)
Change in estimate of environmental rehabilitation	11	11.6	7.1	2.2

(a) The most significant components of operating costs include:
Consumable stores		(1,303.3)	(1,199.9)	(1,014.9)
Labour including short term incentives		(734.9)	(663.4)	(649.6)
Electricity		(586.1)	(544.4)	(547.3)
Specialist service providers		(851.7)	(633.9)	(610.2)
Machine hire		(198.4)	(152.3)	(139.0)
Security expenses		(167.2)	(153.6)	(133.0)
Water		(32.5)	(61.8)	(54.2)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2024
5    RESULTS FROM OPERATING ACTIVITIES continued
5.1    COST OF SALES continued

Amounts in R million	2024	2023	2022

Services rendered by related parties and included in operating costs:
Supply of water and electricity [1]	114.5	79.2	79.2
Gold smelting and related charges [1]	22.5	21.1	19.1
Other charges [1]	0.3	0.3	0.3
Gold refining and related charges [2]	7.6	7.2	6.9
	144.9	107.8	105.5
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

Amounts in R million	2024	2023	2022

Gain on disposal of property, plant and equipment	0.6	10.3	6.6
Insurance claim refund(a)	1.2	—	84.7
Sundry income	0.2	0.1	—
	2.0	10.4	91.3

(a) Insurance claim

During the FY2020, a complex insurance claim process was initiated for business interruption caused by the regulatory lockdowns pursuant to the COVID-19 pandemic. R84.7 million was included in other income in profit or loss in FY2022. R53.0 million was received before 30 June 2022 and the balance of R31.7 million was received in FY2023.

5.3 ADMINISTRATION EXPENSES AND OTHER COSTS

Amounts in R million	Note	2024	2023	2022

Included in administration expenses and other costs are the following:
Share based payment expense	19.1	(26.4)	(22.0)	(18.4)
Exploration expenses and transaction costs[1]		(6.8)	(4.6)	(15.2)
Other costs and administration expenses[2]		(108.6)	(88.8)	(81.0)
1 FY2022 includes exploration expenses of R8.2 million paid to Sibanye-Stillwater.

[2] Other costs and administration expenses are mostly made up of short-term incentives, corporate salaries, discretionary bonuses and information technology costs. (2023 and 2022 was adjusted to include corporate salaries)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2024
6    FINANCE INCOME

ACCOUNTING POLICY
Finance income includes interest received, growth in cash and cash equivalents in environmental rehabilitation trust funds, growth in investment in Guardrisk, growth in the reimbursive right for environmental rehabilitation guarantees, dividends received, the unwinding of the payments made under protest and foreign exchange gains.

Amounts in R million	Note	2024	2023	2022

Interest earned on cash and cash equivalents	13	148.5	190.2	111.8
Growth in cash and cash equivalents in environmental rehabilitation trust funds		—	—	14.8
Growth in reimbursive right for environmental rehabilitation guarantees		—	—	1.8
Growth in investment in Guardrisk	12	84.5	50.5	13.1
Dividends received	25	29.3	78.3	71.5
Unwinding of payments made under protest	24	7.2	5.7	5.8
Realised/unrealised foreign exchange gain		10.4	9.0	7.0
Other finance income		0.9	0.6	—
		280.8	334.3	225.8

7    FINANCE EXPENSE

ACCOUNTING POLICY
Finance expenses comprise interest payable on financial instruments measured at amortised cost calculated using the effective interest method, unwinding of the provision for environmental rehabilitation, interest on lease liabilities, the discount recognised on payments made under protest and foreign exchange losses.

Amounts in R million	Note	2024	2023	2022

Interest on financial liabilities measured at amortised cost		(1.5)	(1.4)	(2.6)
Unwinding of provision for environmental rehabilitation	11	(56.3)	(46.2)	(45.0)
Discount recognised on payments made under protest	24	(14.0)	(19.0)	(21.1)
Interest on lease liabilities	10.2	(3.0)	(3.8)	(4.2)
Realised foreign exchange loss		(1.6)	—	—
Other finance expenses		—	(0.3)	(1.9)
		(76.4)	(70.7)	(74.8)

8    EARNINGS PER SHARE

Amounts in R million	Note	2024	2023	2022

The calculations of basic and diluted earnings per ordinary share are based on the following:
Profit for the year		1,328.7	1,281.4	1,123.8

Reconciliation of weighted average number of ordinary shares to diluted weighted average number of ordinary shares	Note	2024	2023	2022

Weighted average number of ordinary shares in issue adjusted for treasury shares		861,240,788	859,538,847	856,760,797
Effect of equity-settled share-based payment		4,306,645	5,423,357	4,203,336

Dilutive weighted average issued shares		865,547,433	864,962,204	860,964,133

SA cents per share		2024	2023	2022

Basic EPS		154.3	149.1	131.2
Diluted EPS		153.5	148.2	130.6

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2024
9    PROPERTY, PLANT AND EQUIPMENT

SIGNIFICANT ACCOUNTING ASSUMPTIONS AND ESTIMATES
Mineral resources and mineral reserves estimates
The Group is required to determine and report mineral resources and mineral reserves in accordance with the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (“SAMREC Code”) 2016 edition. In order to calculate mineral resources and mineral reserves, estimates and assumptions are required about a range of geological, technical and economic factors, including but not limited to quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates. Estimating the quantity and/or grade of mineral resources and mineral reserves requires the size, shape and depth of reclamation sites to be determined by analysing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological judgements and calculations to interpret the data. Because the assumptions used to estimate mineral resources and mineral reserves change from period to period and because additional geological data is generated during the course of operations, estimates of mineral resources and mineral reserves may change from period to period. Mineral resources and mineral reserves estimates prepared by management are reviewed by independent mineral resources and mineral reserves experts.
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
for the year ended June 30, 2024
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
The depreciation method, estimated useful lives and residual values are reassessed annually and adjusted if appropriate. The current estimated useful lives are based on the life-of-mine of each site, currently between one year (2023: one year; 2022: two years) and 18 years (2023: 19 years; 2022: 19 years) for mining assets of Ergo Mining Proprietary Limited (“Ergo”) and between one year (2023: two years; 2022: two years) and 17 years (2023: 18 years; 2022: 20 years) for FWGR mining assets.

Impairment
The carrying amounts of property, plant and equipment are reviewed at each reporting date to determine whether there is any indication of impairment, or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If any such indication exists, the asset’s recoverable amount is estimated. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (“CGUs”). The key assets of a surface retreatment operation which constitutes a CGU are a reclamation site, a metallurgical plant and a tailings storage facility. These key assets operate interdependently to produce gold. The Ergo and FWGR operations each have separately managed and monitored reclamation sites, metallurgical plants and tailings storage facilities and are therefore separate CGUs. The Ergo solar power plant with integrated BESS which is currently under construction has been evaluated to form part of the Ergo CGU as there is currently no active market for its cash flows which can be generated independently.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2024
9    PROPERTY, PLANT AND EQUIPMENT continued

Amounts in R million	Note	Mine plant facilities and equipment	Mine property and development	Exploration assets	Capital work in progress	Total

30 June 2024
Cost		3,106.6	2,944.0	19.2	3,219.6	9,289.4
Balance at the beginning of the year		2,901.6	2,788.6	16.2	498.0	6,204.4
Additions - property, plant and equipment owned[1]		193.1	196.2	3.0	2,721.6	3,113.9
Additions - right-of-use assets	10.1	—	4.5	—	—	4.5
Lease modifications	10.1	—	4.4	—	—	4.4
Lease derecognitions	10.1	(1.3)	(3.2)	—	—	(4.5)
Disposals and scrapping		(9.6)	(58.4)	—	—	(68.0)
Change in estimate of decommissioning asset	11	22.8	11.9	—	—	34.7
Accumulated depreciation and impairment		(1,206.6)	(1,278.2)	(9.7)	—	(2,494.5)
Balance at the beginning of the year		(1,108.7)	(1,176.5)	(9.7)	—	(2,294.9)
Depreciation	5.1	(110.3)	(160.1)	—	—	(270.4)
Lease derecognitions		4.0	—	—	—	4.0
Disposals and scrapping		8.4	58.4	—	—	66.8
Carrying value at end of the year		1,900.0	1,665.8	9.5	3,219.6	6,794.9

Comprising:
Property, plant and equipment owned		1,894.1	1,646.0	9.5	3,219.6	6,769.2
Right-of-use assets	10.1	5.9	19.8	—	—	25.7
Carrying value at end of the year		1,900.0	1,665.8	9.5	3,219.6	6,794.9

30 June 2023
Cost		2,901.6	2,788.6	16.2	498.0	6,204.4
Balance at the beginning of the year		2,733.9	2,419.6	14.2	—	5,167.7
Additions - property, plant and equipment owned		157.5	365.1	2.0	498.0	1,022.6
Additions - right-of-use assets	10.1	—	6.1	—	—	6.1
Lease modifications	10.1	(0.6)	—	—	—	(0.6)
Lease derecognitions	10.1	(4.2)	(0.8)	—	—	(5.0)
Disposals and scrapping		(6.6)	(0.2)	—	—	(6.8)
Change in estimate of decommissioning asset	11	21.6	(1.2)	—	—	20.4
Accumulated depreciation and impairment		(1,108.7)	(1,176.5)	(9.7)	—	(2,294.9)
Balance at the beginning of the year		(1,017.0)	(1,056.9)	(9.7)	—	(2,083.6)
Depreciation	5.1	(97.9)	(119.6)	—	—	(217.5)
Lease derecognitions		4.0	—	—	—	4.0
Disposals and scrapping		2.2	—	—	—	2.2

Carrying value at end of the year		1,792.9	1,612.1	6.5	498.0	3,909.5

Comprising:
Property, plant and equipment owned		1,783.2	1,587.0	6.5	498.0	3,874.7
Right-of-use assets	10.1	9.7	25.1	—	—	34.8

Carrying value at end of the year		1,792.9	1,612.1	6.5	498.0	3,909.5
[1] Capital work in progress mainly relates to the Ergo solar power plant and integrated BESS of R2,606.6 million (2023: R498.0 million) and the FWGR RTSF construction of R603.8 million (2023: Rnil)
[2] This amount includes cash additions of R2,862.2 million (2023: R959.7 million)

CONTRACTUAL COMMITMENTS
Contractual commitments not provided for in the consolidated financial statements at June 30, 2024 amounted to R2,136.8 million (2023: R1,730.8 million).
Capital expenditure related to material growth projects are financed on a project-by-project basis which may include bank facilities and existing cash resources. Sustaining capital expenditure is financed from cash generated from operations and existing cash resources cash resources.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2024
10    RIGHT OF USE ASSETS AND LEASE LIABILITIES

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
Some property leases contain options to renew under the contract. Judgement is applied in whether the renewable option periods must be included in the lease term i.e. it is reasonably certain that the option to renew will be exercised. In applying judgement, the Group also considers whether the lease term is commensurate with estimated future mine plan requirements and environmental rehabilitation obligations associated with the property post reclamation.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2024
10    RIGHT OF USE ASSETS AND LEASE LIABILITIES continued

10.1    RIGHT OF USE ASSETS
Included in property, plant and equipment are the following leased assets:

Amounts in R million	Note	Mine plant facilities and equipment	Mine property and development	Total

30 June 2024
Cost		25.1	69.4	94.5
Balance at the beginning of the year		26.4	63.7	90.1
Additions		—	4.5	4.5
Lease modifications		—	4.4	4.4
Lease derecognitions		(1.3)	(3.2)	(4.5)
Accumulated depreciation and impairment		(19.2)	(49.6)	(68.8)
Opening balance		(16.7)	(38.6)	(55.3)
Depreciation		(6.5)	(11.0)	(17.5)
Lease derecognitions		4.0	—	4.0
Carrying value at the end of the year		5.9	19.8	25.7

30 June 2023
Cost		26.4	63.7	90.1
Balance at the beginning of the year		31.2	58.4	89.6
Additions		—	6.1	6.1
Lease modifications		(0.6)	—	(0.6)
Lease derecognitions		(4.2)	(0.8)	(5.0)
Accumulated depreciation and impairment		(16.7)	(38.6)	(55.3)
Opening balance		(13.0)	(28.9)	(41.9)
Depreciation		(7.7)	(9.7)	(17.4)
Lease derecognitions		4.0	—	4.0

Carrying value at the end of the year		9.7	25.1	34.8

10.2    LEASE LIABILITIES

Amounts in R million	Note	2024	2023

Reconciliation of the lease liabilities balance:
Balance at the beginning of the year		39.7	52.3
New leases	10.1	4.5	6.1
Lease modifications	10.1	4.4	(0.6)
Lease derecognitions	10.1	(0.4)	(1.2)
Interest charge on lease liabilities	7	3.0	3.8
Repayment of lease liabilities		(19.0)	(16.9)
Interest repaid		(3.0)	(3.8)

Balance at the end of the year		29.2	39.7

Current portion of lease liabilities		(6.9)	(11.3)

Non-current portion of lease liabilities		22.3	28.4

Maturity analysis of undiscounted contractual cash flows:
Less than a year		9.5	16.7
One to five years		21.3	24.8
More than five years		7.3	8.5

Total undiscounted lease liabilities at the end of the year		38.1	50.0

Lease payments not recognised as a liability but expensed during the year:
Short-term leases		(2.2)	(6.4)
Leases of low value assets		(8.9)	(9.7)

Cash flows included in cash generated from operating activities		(11.1)	(16.1)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2024
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
An average discount rate ranging between 10.1% and 10.6% (2023: between 10.8% and 11.1%), average inflation rate of 5.6% (2023: 5.7%) and the discount periods as per the expected life-of-mine were used in the calculation of the estimated net present value of the rehabilitation liability.

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

Amounts in R million	Note	2024	2023

Balance at the beginning of the year		562.1	517.7
Unwinding of provision	7	56.3	46.2
Change in estimate of environmental rehabilitation recognised in profit or loss (a)	5.1	(11.6)	(7.1)
Change in estimate of environmental rehabilitation recognised to decommissioning asset (b)	9	34.7	20.4
Environmental rehabilitation payments (c)		(24.7)	(15.1)
To reduce decommissioning liabilities		(23.4)	(13.8)
To reduce restoration liabilities	14	(1.3)	(1.3)

Balance at the end of the year		616.8	562.1

Environmental rehabilitation payments to reduce the liability		(24.7)	(15.1)
Ongoing rehabilitation expenditure[1]		(16.1)	(26.8)

Total cash spent on environmental rehabilitation		(40.8)	(41.9)

[1] The Group also performs ongoing environmental rehabilitation arising from its current activities concurrently with production. These costs do not represent a reduction of the above liability and are expensed as operating costs.

(a)Change in estimate of environmental rehabilitation recognised in profit or loss
Decreases in provision for environmental rehabilitation mainly as result of updated survey results on remaining historical spills at Ergo.
(b)Change in estimate of environmental rehabilitation recognised to decommissioning asset
Increases mainly as a result of double digit inflationary increases on vegetation rates driven by higher machine hire rates and cost of lime.
(c)Environmental rehabilitation payments
25ha of the Brakpan/Withok Tailings Storage Facility ("TSF") and 15.1ha of the Driefontein 4 TSF were vegetated during the year.
GROSS COST TO REHABILITATE
The Group estimates that, based on current environmental and regulatory requirements, the total undiscounted rehabilitation cost is approximately R972.0 million (2023: R897.8 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2024

12    INVESTMENTS IN REHABILITATION AND OTHER FUNDS

ACCOUNTING POLICIES
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

Investment in Guardrisk Cell Captive – Funding of environmental rehabilitation activities (refer note 11)
A ring-fenced policy, issued by GICL who issued rehabilitation financial guarantees, replaced the old environmental rehabilitation policy which lapsed in FY2022. The funds are ring-fenced for the sole objective of future rehabilitation during and at the end of the relevant life of mine.

Environmental rehabilitation payments to reduce the environmental rehabilitation obligations and ongoing rehabilitation expenditure are mostly funded by cash generated from operations.

GICL has guarantees in issue amounting to R951.8 million (2023: R951.8 million) to the DMRE on behalf of DRDGOLD related to the environmental obligations. The funds for environmental rehabilitation in the cell captive serve as collateral for these guarantees.
Investment in Guardrisk Cell Captive – Directors’ and Officers’ insurance
During the current year premiums were paid into the Guardrisk Cell Captive for the creation of self-insurance for the Group’s Directors and Officers. The policy came to an end on June 30, 2024. The funds remain within the cell captive for future insurance applications.

Investment in Guardrisk Cell Captive – Other funds
These are existing funds within the cell captive which were previously part of the old environmental rehabilitation policy held for purposes of obtaining environmental rehabilitation guarantees. The funds remain within the cell captive for future insurance applications.

Amounts in R million	Note	2024	2023

Investment in Guardrisk Cell Captive (a)		912.5	789.7
Balance at the beginning of the year		789.7	710.8
Contributions		38.3	28.4
Growth	6	84.5	50.5
Investments in rehabilitation and other funds		912.5	789.7

(a) Investment in Guardrisk Cell Captive
The investment in the cell captive is allocated as follows:		912.5	789.7
Environmental rehabilitation		697.5	630.6
Directors’ and Officers’ insurance		108.5	61.3
Other funds		106.5	97.8

CREDIT RISK
The Group is exposed to credit risk on the total carrying value of the investments held in the environmental rehabilitation trust funds and the Guardrisk Cell Captive.
The Group manages its exposure to credit risk by mandating the Guardrisk Cell Captive to diversify the funds across a number of funds in low-risk, interest-bearing cash and cash equivalents.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2024
12 INVESTMENTS IN REHABILITATION AND OTHER FUNDS continued

MARKET RISK
Interest rate risk
A change of 100 basis points (bp) in interest rates at the reporting date would have increased/(decreased) equity and profit/(loss) by the amounts shown below. This analysis assumes that all other variables, in particular the balance of the funds, remain constant. The analysis excludes income tax.

Amounts in R million	2024	2023

100bp increase	9.1	7.9
100bp (decrease)	(9.1)	(7.9)

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

Amounts in R million	Note	2024	2023

Cash on hand		116.8	131.3
Access deposits and income funds[1]		392.4	2,328.7
Restricted cash[2]		12.3	11.4

		521.5	2,471.4

Interest earned on cash and cash equivalents	6	148.5	190.2
[1]These consist of access deposit notes and conservatively managed income funds that are diversified across the major financial institutions in South Africa.
At reporting date all of these instruments had same day or next day liquidity and effective annualised yields of between 8.90% and 9.40%

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

Amounts in R million	2024	2023

100bp increase	15.0	25.0
100bp (decrease)	(15.0)	(25.0)

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2024
13 CASH AND CASH EQUIVALENTS continued

US Dollars not converted to South African rands at reporting date are as follows:

Figures in USD million	2024	2023

Foreign denominated cash at 30 June	—	3.7

A 10% strengthening of the rand against the US Dollar at 30 June 2024 would have increased/(decreased) equity and profit/(loss) by the amounts shown below. This analysis assumes that all other variables remain constant.

Amounts in R million	2024	2023

Strengthening of the Rand against the US Dollar	—	(7.0)
Weakening of the Rand against the US Dollar	—	7.0

FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of cash and cash equivalents approximates their carrying value due to their short-term maturities.
14 CASH GENERATED FROM OPERATIONS

Amounts in R million	Note	2024	2023	2022

Profit for the year		1,328.7	1,281.4	1,123.8
Adjusted for:
Income tax	18.1	488.2	405.0	334.3
Depreciation	9	270.4	217.5	267.6
Movement in gold in process and finished inventories - Gold Bullion	5.1	(34.9)	(10.8)	(30.4)
Change in estimate of environmental rehabilitation recognised in profit or loss	11	(11.6)	(7.1)	(2.2)
Environmental rehabilitation payments to reduce the restoration liabilities	11	(1.3)	(1.3)	(3.3)
Share based payment expense	5.3	26.4	22.0	18.4
Gain on disposal of property, plant and equipment	5.2	(0.6)	(10.3)	(6.6)
Insurance claim (receivable)/received	5.2	(1.2)	31.7	(31.7)
Finance income	6	(280.8)	(334.3)	(225.8)
Finance expense	7	76.4	70.7	74.8
Other non-cash items		2.4	—	3.8

Operating cash flows before working capital changes		1,862.1	1,664.5	1,522.7

Changes in:		(123.8)	44.2	62.9
Trade and other receivables		(296.2)	19.9	25.7
Inventories		(12.9)	(13.6)	(18.9)
Payment made under protest	24	(12.8)	(12.6)	(15.2)
Trade and other payables and employee benefits		198.1	50.5	71.3

Cash generated by operations		1,738.3	1,708.7	1,585.6

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2024
15 TRADE AND OTHER RECEIVABLES

ACCOUNTING POLICIES
Recognition and measurement
Trade and other receivables, excluding Value Added Tax ("VAT")and prepayments, are non-derivative financial assets categorised as financial assets at amortised cost.
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
Trade receivables relate to gold sold to the bullion banks. Settlement is usually received on the gold sold date. Prior to April 11, 2022, trade receivables related to gold sold on the bullion market by Rand Refinery in its capacity as an agent for the Group. Settlement was usually received 2 working days from gold sold date.

Amounts in R million	2024	2023

Value Added Tax (including VAT on imported goods)[1]	273.3	56.6
Other receivables	52.2	33.8
Prepayments[2]	159.1	199.1
Allowance for impairment	(5.6)	(0.9)
	479.0	288.6

[1] Value Added Tax includes, monies paid over to clearing agent for the VAT on import of the BESS for payment to the South African Revenue Service ("SARS"). Subsequent to year end these monies were received from SARS.

[2] Prepayments includes prepayments made towards capital projects of R123.5 million mainly relating to the RTSF, solar power project and other asset acquisitions (2023: solar power project of R185.5 million)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2024
15 TRADE AND OTHER RECEIVABLES continued
CREDIT RISK
The Group is exposed to credit risk on the total carrying value of its trade receivables and other receivables excluding Value Added Tax and prepayments.

The Group manages its exposure to credit risk on trade receivables by selling gold on a cash on delivery basis. The Group manages its exposure to credit risk on other receivables by establishing a maximum payment period of 30 days, and ensuring that counterparties are of good credit standing and transacting on a secured or cash basis where considered necessary. The majority of other receivables, comprises balances with counterparties who have been transacting with the Group for over 5 years and in some of these cases, the counterparties are also suppliers of the Group. Receivables are regularly monitored and assessed for recoverability.

The balances of counterparties who have been assessed as being credit impaired at reporting date are as follows:

	2024		2023
Amounts in R million	Non-credit impaired	Credit impaired	Non-credit impaired	Credit impaired

Other receivables	46.6	5.6	32.9	0.9

Loss allowance	—	(5.6)	—	(0.9)
Movement in the allowance for impairment in respect of trade and other receivables during the year was as follows:

Amounts in R million	2024	2023

Balance at the beginning of the year	(0.9)	(2.2)
Credit loss allowance/impairments recognised included in operating costs	(4.7)	(2.0)
Credit loss allowance/impairments reversed included in operating costs	—	0.6
Credit loss allowance written off against related receivable	—	2.7
Balance at the end of the year	(5.6)	(0.9)

MARKET RISK
Interest rate risk
Trade and other receivables do not earn interest and are therefore not subject to interest rate risk.
Foreign currency risk
Gold is sold at spot rates and is denominated in US Dollars. Gold sales are therefore exposed to fluctuations in the US Dollar/South African Rand exchange rate. All foreign currency transactions entered into during the year ended June 30, 2024 were at spot rates and no foreign exchange rate hedges are entered into. The USD to be received from bullion sales are sold on the same date as the respective bullion sale to settle in ZAR to the Group. As a result, trade receivables are not exposed to fluctuations in the US Dollar/South African Rand exchange rate.
FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of trade and other receivables approximate their carrying value due to their short-term maturities

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2024

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

Amounts in R million	Note	2024	2023

Trade payables and accruals[1]		720.6	525.1
Value Added Tax payable		1.2	0.3
Provision for leave		59.9	56.8
Accrual for short term performance based incentives		99.0	89.8
Payroll creditors		36.7	28.5

		917.4	700.5

Interest relating to trade payables and accruals included in profit or loss		(1.5)	(1.1)

RELATED PARTY BALANCES
Trade payables and accruals include the following amounts payable to related parties:
Sibanye-Stillwater		35.1	16.5
Rand Refinery		1.0	0.3
[1] Included in trade payables and accruals is an amount of R96.2 million (2023: R76.7 million) related to capital projects.
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
Net realisable value is the estimated selling price in the ordinary course of business, less the estimated cost of completion and selling expenses.

Amounts in R million	2024	2023

Consumable stores	250.7	232.7
Ore stockpiles	23.8	30.2
Gold in process	79.9	67.9
Finished inventories - Gold Bullion	105.6	82.8
Total inventories	460.0	413.6

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2024
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
A 100 basis points increase in the effective tax rate will result in an increase in the net deferred tax liability at 30 June 2024 of approximately R35.8 million (2023: R22.8 million; 2022: R18.7 million).
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

Current tax on gold mining income for the periods presented was determined based on a formula: Y = 33 - 165/X (2022 and 2021: Y = 34 - 170/X) where Y is the percentage rate of tax payable and X is the ratio of taxable income, net of any qualifying capital expenditure that bears to gold mining income derived, expressed as a percentage. Non-mining income, which consists primarily of interest accrued and management fees, is taxed at a standard rate of 27% (2023: 27% and 2022: 28%) for the periods presented.
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
The forecast weighted average deferred tax rate of Ergo increased to 25% due to an increase in profitability which was primarily driven by the increase in forecast gold prices and expected electricity savings from the solar power plant and battery energy storage system (2023: remained at 22%). The forecast weighted average deferred tax rate of FWGR remained unchanged at 29% (2023: remained at 29%).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2024
18 INCOME TAX continued
18.1     INCOME TAX EXPENSE

Amounts in R million	2024	2023	2022

Current tax	(99.7)	(286.3)	(261.6)
Mining tax	(92.4)	(253.0)	(250.2)
Mining tax prior year over provision	5.4	—	—
Non-Mining, company and capital gains tax	(12.7)	(33.3)	(11.4)
Deferred tax	(388.6)	(118.7)	(72.7)
Deferred tax charge - Mining tax	(327.5)	(121.6)	(119.9)
Deferred tax charge - Mining tax prior year over provision	6.1	—	—
Deferred tax charge - Non-mining, company and capital gains tax	0.2	2.9	1.6
Deferred tax rate adjustment	(67.3)	—	45.6
Recognition of previously unrecognised income losses	—	—	0.4
Recognition of previously unrecognised temporary differences	—	—	(0.4)

	(488.2)	(405.0)	(334.3)

Tax reconciliation
Major items causing the Group's income tax expense to differ from the statutory rate were:
Tax on net profit before tax at the South African corporate tax rate of 27% (2023: 27% and 2022: 28%)	(490.6)	(455.3)	(408.3)
Rate adjustment to reflect the actual realised company tax rates applying the gold mining formula (a)	46.1	47.6	36.4
Deferred tax rate adjustment (b)	(67.3)	—	45.6
Depreciation of property, plant and equipment exempt from deferred tax on initial recognition (c)	(16.8)	(16.3)	(22.2)
Non-deductible expenses (d)	(8.2)	(7.0)	(7.3)
Exempt income and other non-taxable income (e)	9.8	21.8	19.0
(Derecognition of previously recognised)/Recognition of previously unrecognised deductible temporary differences	—	—	(0.4)
Utilisation of tax losses for which deferred tax assets were previously unrecognised	—	—	0.4
Prior year over provision	11.5	2.0	—
Current year losses for which no deferred tax asset was recognised	1.4	0.4	(1.4)
Other	(1.6)	(0.1)	3.6
Tax incentives (f)	27.5	1.9	0.3
Income tax
Income tax	(488.2)	(405.0)	(334.3)

(a) Rate adjustment to reflect the actual realised company tax rates applying the gold mining formula
Ergo's current income tax rate, calculated using the gold mining tax formula, is 0% (2023:14%; 2022: 6% ).
FWGR's current income tax rate, calculated using the gold mining tax formula, is 25% (2023:30%; 2022: 31% )
(b) Deferred tax rate adjustment
Ergo’s forecast weighted average deferred tax rate increased to 25% from 22% (2023: remained unchanged at 22%; 2022: decreased to 22% from 25%).
FWGR’s forecast weighted average deferred tax rate remained unchanged at 29% (2023: remained unchanged at 29%; 2022: decreased to 29% from 30%).
(c) Depreciation of property, plant and equipment exempt from deferred tax on initial recognition
Depreciation of R62.1 million (2023: R54.9 million; 2022: R72.1 million) on the fair value of FWGR’s property, plant and equipment that was exempt from deferred tax on initial recognition in terms of IAS 12 Income Taxes.
(d) Non-deductible expenditure
The most significant non-deductible expenditure incurred by the Group during the year includes:
•R14.0 million discount recognised on payments made under protest (2023: R19.0 million; 2022: R21.1 million);
•R13.7 million expenditure not incurred in generation of taxable income or capital in nature (2023: R14.5 million; 2022: R17.8 million); and
•R1.3 million net operating cost related to Ergo Business Development Academy Not for Profit Company that is not deductible as it is exempt from income tax (2023: Rnil; 2022: R5.8 million).
(e) Exempt income and other non-taxable income
The most significant exempt income earned by the Group during the year includes:
•R29.3 million dividends received (2023: R78.3 million; 2022: R71.5 million);
•R7.2 million million unwinding recognised on payments made under protest (2023: R5.7 million: 2022: R5.8 million); and
•Rnil million net operating income related to Ergo Business Development Academy Not for Profit Company that is not taxable as it is exempt from income tax (2023: R2.5 million; 2022: Rnil)
(f) Tax incentives
The most significant tax incentive the Group benefited from include:
•R81.2 million tax incentive relating to Ergo's solar power plant.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2024
18    INCOME TAX continued

18.2 DEFERRED TAX

Amounts in R million	2024	2023

Included in the statement of financial position as follows:
Deferred tax assets	23.4	32.8
Deferred tax liabilities	(958.0)	(560.7)

Net deferred tax liabilities	(934.6)	(527.9)

Reconciliation of the deferred tax balance:
Balance at the beginning of the year	(527.9)	(437.4)
Recognised in profit or loss	(388.6)	(118.7)
Recognised in other comprehensive income	(0.1)	0.7
Recognised in equity	(18.0)	27.5

Balance at the end of the year	(934.6)	(527.9)

The detailed components of the net deferred tax liabilities which result from the differences between the amounts of assets and liabilities recognised for financial reporting and tax purposes are:
Amounts in R million	2024	2023

Deferred tax liabilities
Property, plant and equipment (excluding unredeemed capital allowances)	(1,075.1)	(659.7)
Environmental rehabilitation obligation and other funds	(103.4)	(76.3)
Other investments	(1.6)	(0.6)

Gross deferred tax liabilities	(1,180.1)	(736.6)

Deferred tax assets
Environmental rehabilitation obligation	159.0	113.9
Other provisions[1]	73.0	81.0
Other temporary differences[2]	7.4	9.0
Estimated tax losses	6.1	4.8

Gross deferred tax assets	245.5	208.7

Net deferred tax liabilities	(934.6)	(527.9)
[1] Includes the temporary differences on the equity settled share-based payment
[2] Includes the temporary differences on the lease liability

Deferred tax assets have not been recognised in respect of the following:

Amounts in R million	2024	2023

Estimated tax losses	17.1	17.2
Estimated tax losses - Capital nature	313.6	313.6
Unredeemed capital expenditure	244.4	252.0

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
for the year ended June 30, 2024
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

19.1 EQUITY SETTLED LONG-TERM INCENTIVE SCHEME (“ELTI scheme”)

Amounts in R million		2024	2023	2022

Share based payment expense - ELTI scheme	5.3	26.4	22.0	18.4
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
TSR is measured against a peer group of 3 peers (Sibanye-Stillwater, Harmony Gold Mining Company Limited and Pan-African Resources Limited):
• 50% of the performance shares are linked to this condition; and
• The number of performance shares which vest is based on DRDGOLD’s actual TSR performance in relation to percentiles of peer group’s performance as follows:

Percentile of peers	% of performance shares vesting
< 25th percentile	0%
25th to < 50th percentile	25%
50th to < 75th percentile	75%
≥ 75th percentile	100%

Reconciliation of the number of conditional shares	2024		2023
	Number of Shares	Weighted average price R per share	Number of Shares	Weighted average price R per share
Opening balance	9,524,238		7,593,670
Granted
October 19, 2022			4,922,751
October 25, 2023	2,860,551		—
Vested[1]	(806,582)	17.07	(2,715,604)	11.44
Forfeited	(265,061)		(276,579)
Expired[1]	(806,582)		—

Closing balance	10,506,564		9,524,238
Vesting on	10,506,564		9,524,238
October 22, 2023	—		1,588,120
October 20, 2024	3,122,592		3,081,179
October 19, 2025	4,621,908		4,854,939
October 25, 2026	2,762,064		—
[1] 50% of the total grant did not vest as a result of performance conditions not being met

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2024
19.1 EQUITY SETTLED LONG-TERM INCENTIVE SCHEME (“ELTI scheme”)
Fair value
The weighted average fair value of the performance and retention shares at grant date were determined using the Monte Carlo simulation pricing model applying the following key inputs:

Grant date	October 25, 2023	October 19, 2022	October 20, 2021
Vesting date	October 25, 2026	October 19, 2025	October 20, 2024

Weighted average fair value of 80% performance shares[1]	7.72	5.54	7.34
Weighted average fair value of 20% retention shares	16.24	8.60	12.32
Expected term (years)	3	3	3
Grant date share price of a DRDGOLD share	16.89	9.48	13.55
Expected dividend yield	1.30%	3.24%	3.15%
Expected volatility[2]	44.55%	58.00%	60.20%
Expected risk free rate	8.27%	8.10%	5.78%
[1] The performance conditions are included in the measurement of the grant date fair value as they are classified as market-based performance conditions
[2] Expected volatility has been based on an evaluation of the historical volatility of DRDGOLD’s share price, commensurate with the expected term of the options

19.2     TRANSACTIONS WITH KEY MANAGEMENT PERSONNEL
    Interests in contracts
None of the directors, officers or major shareholders of DRDGOLD or, to the knowledge of DRDGOLD’s management, their families, had any interest, direct or indirect, in any transaction entered into during the year ended 30 June 2024 or the preceding financial years, or in any proposed transaction which has affected or will materially affect DRDGOLD or its subsidiaries other than disclosed in these financial statements. None of the directors or officers of DRDGOLD or any associate of such director or officer is currently or has been at any time during the past financial year materially indebted to DRDGOLD.

Key management personnel remuneration

Amounts in R million	Note	2024	2023	2022

- Board fees paid		7.9	7.6	7.8
- Salaries paid		93.2	82.0	82.5
- Short term incentives relating to this cycle		94.0	83.8	84.1
- Market value of long-term incentives vested and transferred	19.1	13.7	31.1	40.1
		208.8	204.5	214.5

20    CAPITAL MANAGEMENT
The primary objective of the Group's capital management policy is to ensure that adequate capital is available to meet the requirements of the Group from time to time, including capital expenditure. The Group considers the appropriate capital management strategy for specific growth projects as and when required. Lease liabilities are not considered to be debt.
    Liquidity management
To fund the significant capital expansion programme at both operations, on 28 June 2024, DRDGOLD secured a R500 million general bank facility ("GBF") with Nedbank. The facility remained undrawn at 30 June 2024. In addition to the GBF, on 31 July 2024, DRDGOLD entered into a 5-year R1 billion RCF with a R500 million accordion option with Nedbank. On 13 September 2024, R30 million of the GBF was committed to issue a guarantee to ESKOM Holdings SOC Limited (“ESKOM”) on behalf of Stellar Energy Solutions SPV ("Stellar"), a 150MW renewable energy project which is 50.25% owned by DRDGOLD.
The RCF permitted an interest cover ratio (adjusted EBITDA to net finance charges) of no more than 4:1 and a leverage ratio (total net debt to adjusted EBITDA) of no less than 2:1 calculated on a twelve-month rolling basis, respectively. Management monitors the covenant ratio levels to ensure compliance with the covenants, as well as maintain sufficient facilities to ensure satisfactory liquidity for the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2024
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

Amounts in R million	2024	2023	2022

Authorised share capital
1,500,000,000 (2023 and 2022: 1,500,000,000) ordinary shares of no par value
5,000,000 (2023 and 2022: 5,000,000) cumulative preference shares of 10 cents each	0.5	0.5	0.5

Issued share capital
864,588,711 (2023 and 2022: 864,588,711) ordinary shares of no par value	6,208.4	6,208.4	6,208.4
3,090,081 (2023: 3,896,663; 2022: 6,612,266) treasury shares held within the Group (a)	(16.7)	(21.0)	(35.6)
5,000,000 (2023 and 2022: 5,000,000) cumulative preference shares of 10 cents each	0.5	0.5	0.5
	6,192.2	6,187.9	6,173.3
RELATED PARTY RELATIONSHIPS AND TRANSACTIONS

(a) Treasury shares
Shares in DRDGOLD Limited are held in treasury by Ergo Mining Operations Proprietary Limited ("EMO"). No shares were acquired in the market during the year ended June 30, 2024 or the year ended June 30, 2023 or the year ended June 30, 2022. During the year ended June 30, 2024 806,582 (June 30, 2023: 2,715,604; June 30, 2022: 2,862,654) shares were used to settle the equity settled share-based payment, at Rnil cashflow to the Group. R4.3 million (June 30, 2023: R14.6 million; June 30, 2022: R15.4 million), representing the average cost of the treasury shares used to settle the share-based payment, was transferred to retained earnings.

21.2    DIVIDENDS

Amounts in R million	2024	2023	2022

Dividends paid during the year net of treasury shares:
Final dividend declared relating to prior year: 65 SA cents per share (2023: 40 SA cents per share; 2022: 40 SA cents per share)	559.4	343.2	342.0
Interim dividend: 20 SA cents per share (2023: 20 SA cents per share; 2022: 20 SA cents per share)	172.3	172.1	171.6
Total	731.7	515.3	513.6

After 30 June 2024, a dividend of 20 SA cents per qualifying share amounting to R172.3 million was declared by the directors as a final dividend for the year ended 30 June 2024. The dividend has not been provided for and does not have any tax impact on the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2024
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

A complete list of subsidiaries is provided below:

Name of entity	Activity

Subsidiaries directly held
Ergo Mining Operations Proprietary Limited	Holding company of treasury shares
Ergo Mining Proprietary Limited	Surface gold mining
Far West Gold Recoveries Proprietary Limited	Surface gold mining
East Rand Proprietary Mines Limited	Care and maintenance
Crown Gold Recoveries Proprietary Limited	Non - operational
Crown Consolidated Gold Recoveries Limited	Dormant
West Witwatersrand Gold Holdings Limited	Dormant
Rand Leases (Vogelstruisfontein) Gold Mining Company Limited	Dormant
Argonaut Financial Services Proprietary Limited	Dormant
Roodepoort Gold Mine Proprietary Limited	Dormant

Subsidiaries indirectly held
Ergo Business Development Academy NPC	Training centre
West Witwatersrand Gold Mines Limited	Dormant
Crown Mines Limited	Dormant
City Deep Limited	Dormant
Consolidated Main Reef and Estate Limited	Dormant
Stellar energy solutions Proprietary Limited	Renewable power producer

All subsidiaries are 100% owned by DRDGOLD, except for Stellar Energy Solutions Proprietary Limited which is 50.25% owned by Ergo, and are incorporated in South Africa.

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

The Group has one material revenue stream, the sale of gold. The following summary describes the operations in the Group’s reportable operating segments:
Ergo is a surface gold retreatment operation which treats old slime dams and sand dumps to the south of Johannesburg’s central business district as well as the East and Central Rand goldfields. The operation comprises three plants and a solar plant with a BESS. The Ergo plant as a metallurgical plant and the City Deep and Knights plants as a pump/milling station feeding the Ergo plant.
FWGR is a surface gold retreatment operation which treats old slime dams in the West Rand goldfields. The operation comprises the Driefontein 2 plant and relevant infrastructure to process tailings from the Driefontein 5 and 3 slimes dam and deposit residues on the Driefontein 4 TSF.
Corporate office and other reconciling items collectively referred to as "Other reconciling items") represent the items to reconcile to the consolidated financial statements. This does not represent a separate segment as it does not generate mining revenue.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2024

23	OPERATING SEGMENTS continued

	Ergo	FWGR	Other reconciling items	Total
2024
Amounts in R million

Revenue (External)	4,524.9	1,714.8	—	6,239.7
Cash operating costs	(3,571.0)	(622.3)	—	(4,193.3)
Movement in gold in process and finished inventories - Gold Bullion	37.5	(2.6)	—	34.9
Segment operating profit	991.4	1,089.9	—	2,081.3

Additions to property, plant and equipment	(2,354.6)	(756.6)	(2.7)	(3,113.9)

Reconciliation of segment operating profit to profit after tax
Segment operating profit	991.4	1,089.9	—	2,081.3
Depreciation	(138.7)	(129.5)	(2.2)	(270.4)
Change in estimate of environmental rehabilitation recognised in profit or loss	11.1	0.2	0.3	11.6
Ongoing rehabilitation expenditure	(13.0)	(2.1)	(1.0)	(16.1)
Care and maintenance	—	—	2.5	2.5
Other operating costs	0.9	—	—	0.9
Other income	0.6	1.3	0.1	2.0
Administration expenses and other costs	(10.6)	(5.5)	(183.2)	(199.3)
Finance income	51.8	53.9	175.1	280.8
Finance expense	(60.9)	(11.7)	(3.8)	(76.4)
Current tax	5.4	(92.5)	(12.6)	(99.7)
Deferred tax	(205.1)	(183.7)	0.3	(388.5)
Profit after tax	632.9	720.3	(24.5)	1,328.7

Reconciliation of cost of sales to cash operating costs
Cost of sales	(3,673.2)	(756.3)	(0.4)	(4,429.9)
Depreciation	138.7	129.5	2.2	270.4
Change in estimate of environmental rehabilitation recognised in profit or loss	(11.1)	(0.2)	(0.3)	(11.6)
Movement in gold in process and finished inventories - Gold Bullion	(37.5)	2.6	—	(34.9)
Ongoing rehabilitation expenditure	13.0	2.1	1.0	16.1
Care and maintenance	—	—	(2.5)	(2.5)
Other operating costs	(0.9)	—	—	(0.9)
Cash operating costs	(3,571.0)	(622.3)	—	(4,193.3)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2024

23	OPERATING SEGMENTS continued

	Ergo	FWGR	Other reconciling items	Total
2023
Amounts in R million

Revenue (External)	4,108.6	1,387.7	—	5,496.3
Cash operating costs	(3,183.2)	(504.9)	—	(3,688.1)
Movement in gold in process and finished inventories - Gold Bullion	(1.8)	12.6	—	10.8
Segment operating profit	923.6	895.4	—	1,819.0

Additions to property, plant and equipment	(816.0)	(209.8)	(5.1)	(1,030.9)

Reconciliation of segment operating profit to profit after tax
Segment operating profit	923.6	895.4	—	1,819.0
Depreciation	(120.6)	(95.8)	(1.1)	(217.5)
Change in estimate of environmental rehabilitation recognised in profit or loss	6.2	—	0.9	7.1
Ongoing rehabilitation expenditure	(24.7)	(1.7)	(0.4)	(26.8)
Care and maintenance	—	—	(0.4)	(0.4)
Other operating costs	3.9	—	—	3.9
Other income	0.1	10.2	0.1	10.4
Administration expenses and other costs	(8.3)	(2.9)	(161.7)	(172.9)
Finance income	34.4	31.8	268.1	334.3
Finance expense	(58.7)	(9.7)	(2.3)	(70.7)
Current tax	(51.1)	(201.9)	(33.3)	(286.3)
Deferred tax	(73.8)	(47.9)	3.0	(118.7)
Profit after tax	631.0	577.5	72.9	1,281.4

Reconciliation of cost of sales to cash operating costs
Cost of sales	(3,320.2)	(589.8)	(1.0)	(3,911.0)
Depreciation	120.6	95.8	1.1	217.5
Change in estimate of environmental rehabilitation recognised in profit or loss	(6.2)	—	(0.9)	(7.1)
Movement in gold in process and finished inventories - Gold Bullion	1.8	(12.6)	—	(10.8)
Ongoing rehabilitation expenditure	24.7	1.7	0.4	26.8
Care and maintenance	—	—	0.4	0.4
Other operating costs	(3.9)	—	—	(3.9)
Cash operating costs	(3,183.2)	(504.9)	—	(3,688.1)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2024

23	OPERATING SEGMENTS continued

	Ergo	FWGR	Other reconciling items	Total
2022
Amounts in R million

Revenue (External)	3,704.9	1,413.6	—	5,118.5
Cash operating costs	(3,009.8)	(454.0)	—	(3,463.8)
Movement in gold in process and finished inventories - Gold Bullion	35.2	(4.8)	—	30.4
Segment operating profit	730.3	954.8	—	1,685.1

Additions to property, plant and equipment	(436.2)	(162.2)	—	(598.4)

Reconciliation of segment operating profit to profit after tax
Segment operating profit	730.3	954.8	—	1,685.1
Depreciation	(134.5)	(131.6)	(1.5)	(267.6)
Change in estimate of environmental rehabilitation recognised in profit or loss	2.3	—	(0.1)	2.2
Ongoing rehabilitation expenditure	(30.1)	(1.5)	—	(31.6)
Care and maintenance	—	—	(5.9)	(5.9)
Other operating costs	(4.9)	(0.2)	(0.1)	(5.2)
Other income	70.1	21.2	—	91.3
Administration expenses and other costs	(7.7)	(13.8)	(139.7)	(161.2)
Finance income	22.4	19.0	184.4	225.8
Finance expense	(58.8)	(10.8)	(5.2)	(74.8)
Current tax	(12.9)	(237.3)	(11.4)	(261.6)
Deferred tax	(45.3)	(29.6)	2.2	(72.7)
Profit after tax	530.9	570.2	22.7	1,123.8

Reconciliation of cost of sales to cash operating costs
Cost of sales	(3,141.8)	(592.1)	(7.6)	(3,741.5)
Depreciation	134.5	131.6	1.5	267.6
Change in estimate of environmental rehabilitation recognised in profit or loss	(2.3)	—	0.1	(2.2)
Movement in gold in process and finished inventories - Gold Bullion	(35.2)	4.8	—	(30.4)
Ongoing rehabilitation expenditure	30.1	1.5	—	31.6
Care and maintenance	—	—	5.9	5.9
Other operating costs	4.9	0.2	0.1	5.2
Cash operating costs	(3,009.8)	(454.0)	—	(3,463.8)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2024
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2024
24    PAYMENTS MADE UNDER PROTEST continued

Amounts in R million	Note	2024	2023

Balance at the beginning of the year		39.7	40.4
Payments made under protest		12.7	12.6
Discount on initial payment made under protest and change in estimate	7	(14.0)	(19.0)
Unwinding	6	7.2	5.7

Balance at the end of the year		45.6	39.7

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
In order to operate the Ergo Plant and conduct its business operations, Ergo requires a reliable and steady feed of electricity which it draws from the newly commissioned Brakpan Tailings 88Kv Substation since June 2024, before this the Ergo Plant used to draw electricity from the Ergo Central Substation.
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
The Group has been advised that an application brought by the South African Local Government Association ("SALGA") to challenge ESKOM's ability to supply customers with electricity must be heard, adjudicated and finalised prior to that of the Main Application. The SALGA matter appears to have stalled, due to the interlocutory, joinder applications in the SALGA application. As the SALGA application is pivotal, it is anticipated that any decision handed down will be appealed, finally ending up in the Constitutional Court.

The balance at the end of the year was based on the following assumptions:
•discount rate: 15.30% (2023: 15.30%) representing the Municipality maximum cost of borrowing on bank loans as disclosed in their June 30, 2023 annual report and an additional risk premium on uncertainties in timing of the SALGA case; and
•discount period: June 30, 2029 (2023: June 30, 2028) representing management’s best estimate of the date of conclusion of the Main Application and is supported by external legal counsel. The discount period has increased due to there not being any movement on the matter in the current year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2024
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
The Group’s listed and unlisted investments in equity securities are classified as equity instruments at fair value through OCI because the Company intends to hold these investments for the long term for strategic purposes.

Amounts in R million	Shares held [1]	% held [1]	2024	2023

Listed investments (Fair value hierarchy Level 1):
West Wits Mining Limited ("WWM")	47,812,500	1.9%	7.5	7.2
Total listed investments			7.5	7.2

Unlisted investments (Fair value hierarchy Level 3):
Rand Refinery Proprietary Limited ("Rand Refinery")	44,438	11.3%	166.8	156.3
Rand Mutual Assurance Company Limited B Share Business Fund ("RMA") [2]	12,659	1.3%	5.9	4.9
Guardrisk Insurance Company Limited (Cell Captive A170) [3]	20	100%	0.1	0.1
Chamber of Mines Building Company Proprietary Limited	52,965	5.7%	0.1	0.1

Total unlisted investments			172.9	161.4

Balance at the end of the year			180.4	168.6

Fair value adjustment on equity instruments at fair value through OCI			11.8	17.2
WWM			0.3	(3.5)
Rand Refinery			10.5	20.2
RMA			1.0	0.5
Dividends received on equity instruments at fair value through OCI			(29.3)	(78.3)
Rand Refinery			(29.3)	(77.4)
RMA			—	(0.9)
[1]The number and percentage of shares held remained unchanged from the prior year with the exception of WWM that issued new shares thereby diluting DRDGOLD's effective shareholding from 2.1% to 1.9%
[2]The "B Share Business Fund" shares relate to all the businesses of the RMA Group that do not relate to the Compensation for Occupational Injuries and Diseases Act
[3]The shares held entitle the holder to 100% of the residual net equity of Cell Captive A 170

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2024

25    OTHER INVESTMENTS continued
25.1    RAND REFINERY

Amounts in R million	2024	2023

Balance at the beginning of the year	156.3	136.1
Fair value adjustment on equity investments at fair value through other comprehensive income	10.5	20.2

Balance at the end of the year	166.8	156.3
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
The fair value of Rand Refinery increased as a result of an increase in the enterprise value of the refining operations of Rand Refinery. The enterprise value of the refining operations of Rand Refinery increased as a result of a significant increase in forecast commodity prices despite increases in forecast operating costs and forecast capital costs. The value of the forecasted dividends for Prestige Bullion decreased as a result of a decrease in the discount period due to the model being finite and continued low demand for Krugerrands.
The fair value measurement uses significant unobservable inputs and relates to a fair value hierachy level 3 financial instrument. Marketability and minority discounts (both unobservable inputs) of 15.3% and 16.9% (2023: 15.3% and 17.0%), respectively, were applied. The latest budgeted cash flow forecasts provided by Rand Refinery as at 30 June 2024 was used, and therefore classified as an unobservable input into the models. Other key observable/unobservable inputs into the model include:

Amounts in R million	Observable/unobservable input	Unit	2024	2023

Rand Refinery operations

Forecast average gold price	Observable input	R/kg	1,209,686	1,060,562
Forecast average silver price	Observable input	R/kg	15,142	13,460
Average South African CPI	Observable input	%	4.5	4.5
South African long-term government bond rate	Observable input	%	9.92	10.51
Terminal growth rate	Unobservable input	%	4.5	4.5
Weighted average cost of capital	Unobservable input	%	17.0	17.0

Investment in Prestige Bullion

Discount period	Unobservable input	years	9	10
Cost of equity	Unobservable input	%	17.0	17.0

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

		Input		Change in OCI, net of tax
Amounts in R million		% Increase	% Decrease	% Increase	% Decrease

Rand Refinery operations

Rand US Dollar exchange rate	Observable inputs	1	(1)	3.2	(3.2)
Commodity prices (gold and silver)	Observable inputs	1	(1)	2.5	(2.5)
Operating costs	Unobservable inputs	1	(1)	(2.9)	2.9
Weighted average cost of capital	Unobservable inputs	1	(1)	(3.7)	3.7
Minority discount	Unobservable inputs	1	(1)	(1.2)	1.2
Marketability discount	Unobservable inputs	1	(1)	(1.2)	1.2

Investment in Prestige Bullion

Cost of equity	Unobservable inputs	1	(1)	(0.4)	0.4
Prestige Bullion dividend forecast	Unobservable inputs	1	(1)	0.1	(0.1)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2024

26	CONTINGENCIES

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
for the year ended June 30, 2024
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
During the 2022 financial year, a report was produced regarding the extent of ground water seepage from the Brakpan/Withok tailings storage facility by an expert. The report suggests that scavenger boreholes be constructed around the dam to deal with the seepage. The majority of the scavenger boreholes have been constructed and are currently operational and the results are continuously being monitored. Management is currently investigating a sustainable solution to deal with the seepage post the closure of the mine and therefore no reliable estimate can be made for the post closure liability.
26.3    CONTINGENCIES REGARDING EKURHULENI METROPOLITAN MUNICIPALITY ELECTRICITY TARIFF DISPUTE
Refer note 24 PAYMENTS MADE UNDER PROTEST for a full description of the matter.
Contingent liabilities
The Municipality has issued two summonses ("Municipal Summonses") for the recovery of arrears it alleges it is owed amounting to R74.0 million and R31.6 million, respectively. The Group supported by the external legal team is confident that there is a high probability that Ergo will be successful in defending the Municipal Summonses. Therefore, there is no present obligation as a result of a past event to pay the amounts claimed by the Municipality.
Contingent assets
Ergo instituted a counterclaim against the Municipality for the recovery of the surcharges which were erroneously paid to the Municipality in the bona fide belief that they were due and payable prior to the Main Application of approximately R43.0 million (these surcharges were expensed for accounting purposes).
26.4        CONTINGENT LIABILITY FOR THE SUMMONS RECEIVED FROM BENONI GOLD MINE ("BGM")
On May 18, 2024, Ergo received a summons ("BGM Summons") from BGM, a contractor with which it concluded in May 2018, a land lease and load and haulage agreement ("Agreement"). The BGM Summons initiates two contractual damages claims against Ergo. The first being for R37.1 million for the alleged breach of Ergo’s duties of good faith and breach of BGM’s haulage rights under the Agreement and the second for three alleged repudiations by Ergo of the Agreement, for which damages of R53.3 million are being sought by BGM. On July 24, 2024, Ergo filed its plea on the particulars of its defence on the matter. Pleadings have closed and both parties are preparing for discovery in order to prepare for trial and for Ergo to vehemently defend its position on the allegations made by BGM.

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
for the year ended June 30, 2024
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
for the year ended June 30, 2024
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
NOTE 5.1    COST OF SALES
NOTE 5.3    ADMINISTRATION EXPENSES AND OTHER COSTS
NOTE 16    TRADE AND OTHER PAYABLES
NOTE 19.2    TRANSACTIONS WITH KEY MANAGEMENT PERSONNEL
NOTE 21    EQUITY
NOTE 22    INTEREST IN SUBSIDIARIESS

29    SUBSEQUENT EVENTS
There were no significant subsequent events between the year-end reporting date of 30 June 2024 and the date of issue of these financial statements other than described below and included in the preceding notes to the consolidated financial statements.
    Declaration of dividend
On August 21, 2024, the Board declared a final dividend for the year ended 30 June 2024 of 20 SA cents per qualifying share amounting to R172.3 million, which was paid on September 16, 2024.
RCF entered into
Refer to note 20 CAPITAL MANAGEMENT for a description of the RCF entered into.
Conditional shares granted
On 22 October 2024, 2,878,900 conditional shares were granted to qualifying employees under the current equity settled long-term incentive scheme. These are expected to vest on 22 October 2027. The number of conditional shares granted includes those granted to directors and prescribed officers as follows:

Number of conditional shares

Executive directors
D J Pretorius	404,342
A J Davel	215,259

Prescribed officers
W J Schoeman	215,259

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
4.1
Local Mine Bullion Refining Agreement between DRDGOLD Limited and Rand Refinery Limited, dated June 27, 2018 (incorporated by reference to Exhibit 4.5 to the annual report on Form 20-F (File No. 001-35387), filed with the Securities and Exchange Commission on October 31, 2018)

4.2
Heads of Agreement entered into by Trans-Caledon Tunnel Authority, Ergo Mining Operations Proprietary Limited, East Rand Proprietary Mines Limited and Crown Gold Recoveries Proprietary Limited, dated November 28, 2012 (incorporated by reference to Exhibit 4.39 to the annual report on Form 20-F (File No. 001-35387), filed with the Securities and Exchange Commission on October 25, 2013)

4.3
DRDGOLD Exchange Agreement between DRDGOLD Limited and Sibanye Gold Limited, dated November 28, 2017 (incorporated by reference to Exhibit 10.1 to the annual report on Form 20-F (File No. 001-35387), filed with the Securities and Exchange Commission on October 31, 2018)

4.4
Sibanye-Stillwater Exchange Agreement between Sibanye Gold Limited and K2017449061 (South Africa) Proprietary Limited and including DRDGOLD Limited, dated November 28, 2017 (incorporated by reference to Exhibit 10.2 to the annual report on Form 20-F (File No. 001-35387), filed with the Securities and Exchange Commission on October 31, 2018)

4.5
DRD Guarantee issued by DRDGOLD Limited in favour of Sibanye Gold Limited, dated November 28, 2017 (incorporated by reference to Exhibit 10.3 to the annual report on Form 20-F (File No. 001-35387), filed with the Securities and Exchange Commission on October 31, 2018)

4.6
Performance Guarantee by Absa Bank Limited in respect of Ergo Mining, dated January 8, 2019 (incorporated by reference to Exhibit 10.9 to the annual report on Form 20-F (File No. 001-35387), filed with the Securities and Exchange Commission on October 31, 2019)

4.7
Contract for the Engineering, Procurement, Supply and Commissioning of Bess Equipment related to a Storage Power Plant located in ERGO Mine between Ergo Mining Proprietary Limited and Nidec ASI SA, dated May 11, 2023 (incorporated by reference to Exhibit 4.7 to the annual report on Form 20-F (File No. 001-35387), filed with the Securities and Exchange Commission on October 31, 2023)†

4.8†	Contract for the construction of the RTSF between Far West Gold Recoveries Proprietary Limited and Stefanutti Stocks Inland, a division of Stefanutti Stocks Proprietary Limited dated June 4, 2024
4.9	General banking facility agreement between DRDGOLD Limited and Nedbank Limited, dated June 28, 2024
4.10	Amended general banking facility agreement between DRDGOLD Limited and Nedbank Limited to incorporate the terms of the revolving credit facility, dated August 8, 2024
4.11	Revolving credit facility agreement between DRDGOLD Limited and Nedbank Limited, dated July 31, 2024
8.1	List of Subsidiaries
11.1	DRDGOLD Share Dealing Policy
12.1	Certification pursuant to Section 302 of the Sarbanes Oxley Act of 2002
12.2	Certification pursuant to Section 302 of the Sarbanes Oxley Act of 2002
13.1	Certification pursuant to Section 906 of the Sarbanes Oxley Act of 2002
13.2	Certification pursuant to Section 906 of the Sarbanes Oxley Act of 2002
96.1
Technical Report Summary and Certification from Qualified person – FWGR (incorporated by reference to Exhibit 96.1 to the annual report on Form 20-F (File No. 001-35387), filed with the Securities and Exchange Commission on October 31, 2023)

96.2
Technical Report Summary and Certification from Qualified person – Ergo (incorporated by reference to Exhibit 96.2 to the annual report on Form 20-F (File No. 001-35387), filed with the Securities and Exchange Commission on October 31, 2023)

97.1	DRDGOLD NYSE Executive Compensation Clawback Policy
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
† Confidential treatment has been requested over certain parts of this exhibit. Portions of this exhibit have been redacted in compliance with Item 601(a)(6) and Item 601(b)(10) of Regulation S-K. Schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company hereby undertakes to supplementally furnish copies of any omitted schedules to the SEC upon request.

SIGNATURES

    The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DRDGOLD LIMITED

By:	/s/ D.J. Pretorius D.J. Pretorius Chief Executive Officer
By:	/s/ A.J. Davel A.J. Davel Chief Financial Officer

Date: October 30, 2024