Form 20-F
period 2025-06-30
DRDGOLD LTD
filed 2025-10-30
CIK 1023512

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended June 30, 2025
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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
Riaan Davel, Chief Financial Officer, Tel. no.+27 11 470 2600, Email riaan.davel@drdgold.com
Mpho Mashatola, Senior Executive: Finance Tel. no. +27 11 470 2600, Email mpho.mashatola@drdgold.com
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
Securities registered or to be registered pursuant to Section 12(g) of the Act None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act None
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 864,588,711 ordinary shares of no par value outstanding as of June 30, 2025.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑  No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934.  Yes ☐  No ☑
Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange
Act of 1934 from their obligations under those Sections.
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
Large accelerated filer ☑  Accelerated filer ☐  Non-accelerated filer ☐ Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a)
of the Exchange Act.
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
We present our financial information in rand, which is our presentation and reporting currency. All references to “dollars” or “$”
herein are to United States Dollars and references to “rand” or “R” are to South African rands. Solely for your convenience, this Annual
Report contains translations of certain rand amounts into dollars at specified rates. These rand amounts do not represent actual dollar amounts, nor could they necessarily have been converted into dollars at the rates indicated. Unless otherwise indicated, rand amounts have been translated into dollars at the rate of R17.75 per $1.00, the year end exchange rate on June 30, 2025.
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
•expected gold production and cash operating costs expected in fiscal year 2026;
•statements with respect to agreements with unions;
•our prospects in litigation and disputes;
•statements with respect to the legal review for recommissioning the Withok Tailings Storage Facility (“Withok TSF”) to increase
Ergo's deposition capacity and the construction of the Regional Tailings Storage Facility (“RTSF”), and expected potential increase in capacity and life of mine;
•statements with respect to the Solar Power Project (“Solar Plant”) developed by Ergo, and the Flotation Fine Grind program
("FFG");
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
•regulatory and construction delays in commissioning replacement tailings storage facilities as existing facilities approach capacity;
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
Recommissioning of the Withok TSF
The recommissioning of the Withok Tailings Storage Facility is the engineering design that ultimately brings the tailings storage facility to its finality in terms of extent, operation, rehabilitation and management. The implemented final design would result in alignments with the principles that underscore the outcomes pursued under with the Global Industry Standard on Tailings Management (“GISTM”) and regulatory bodies, increase
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
Prefeasibility study ("PFS")
A comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, the pit configuration, in the case of an open pit or surface tailings, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on the modifying factors and the evaluation of any other relevant factors which are sufficient for a qualified person, acting
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
•Risks related to government regulation as well as other legal and regulatory requirements; and
•Risks related to ownership in our ordinary shares or American Depositary Shares (ADSs).
Risks related to our business and operations
Regulatory and construction delays in commissioning replacement tailings storage facilities as existing facilities approach capacity could result in reduced or suspended deposition and adversely affect our production and results of operations.
Our primary Tailings Storage Facilities (TSFs) are subject to a five-yearly Dam Safety Evaluation (DSE) by an independent
Approved Professional Person (APP), who is required to make proposals in a prescribed form to the regulator, the Department of Water and
Sanitation (DWS), based on his findings, for the implementation of his recommendations. These recommendations may include adjustments to deposition rates or other recommendations that may result in changes, limitations or restrictions on the use of the TSF, which may impact our throughput rate and affect production.
Each operation monitors the geo-technical integrity of its TSFs carefully in accordance with a prescribed set of parameters. Any deterioration in any of these parameters may result in a reduction in or suspension of throughput which may affect production.
The Brakpan TSF is a mature facility and is approaching its final phase as a mega-volume tailings storage facility. Therefore, in light of Ergo’s planned future production plans, Ergo has commenced with the process of recommissioning the adjacent Withok TSF, to create an additional 310 million tonnes of deposition capacity. The requisite public participation process has been completed and the project is in its authorization phase. Commissioning is planned to occur within the  next three to four years. Ergo plans to maintain its current deposition rate of 1.65 million tonnes per month for another three to four more years before moving onto the adjacent Withok TSF.
The regulatory process to recommission Withok is complex, though, and the regulator may not approve all aspects of the envisaged design. The footprint and location of the facility also make for a challenging construction process, and this may result in target dates not being met, and planned throughput rates not being achieved.  Regulatory and construction delays in commissioning replacement tailings storage facilities as existing facilities approach capacity could result in reduced or suspended deposition and adversely affect our production and results of operations.
At FWGR, key projects to increase such a deposition capacity include the development of the RTSF as part of the Phase 2 FWGR project.  The timing to have the new facilities online is critical, as a delay may result in reduced deposition rates or a suspension of deposition which will have an adverse financial impact on the business if interim alternative deposition facilities cannot be obtained.
Our large projects, most notably the development of FWGR Phase 2, which includes the construction of the Regional Tailings
Storage Facility (RTSF), the Driefontein Plant 2 (DP2) plant upgrade and construction of pipelines linking DP2 and RTSF, to expand our operations to the western side of Johannesburg, the pipeline linking Ergo Plant to the Daggafontein TSF to resume deposition on the
Daggafontein TSF and the recommissioning of Withok TSF to enable mining on the east of the Ergo plant, are subject to schedule delays and cost overruns, and we may face constraints in financing our existing projects or new business opportunities, which could render our projects unviable or less profitable than planned.

Projects like the development of the Phase 2 FWGR project, and the resumption of depositioning at the the Daggafontein TSF and recommissioning the Withok TSFs are subject to numerous risks and challenges such as strict quality standards and specifications, delays, cost overruns, regulatory approvals and requirements, social and environmental risks as well as technical risks including, inter alia:
•unforeseen increases in the cost of equipment, labor and raw materials;
•delays or disruptions in the supply of equipment and raw materials
•unforeseen design and engineering problems;
•unforeseen ground conditions/geotechnical risks requiring extensive test work and ground monitoring which may impact timeliness and costs;
•changes in construction plans that may require new or amended planning permissions;
•delays in obtaining the necessary regulatory approvals;
•unforeseen construction problems;
•unforeseen delays commissioning sections of the project;
•inadequate phasing of activities;
•labor disputes and social challenges;
•  security issues;
•health and safety risks;
•inadequate workforce planning or productivity of workforce;
•inadequate management practices;
•natural disasters and adverse weather conditions;
•poor contractor performance/failure or delay of third-party service providers; and
•changes to regulations, such as environmental regulations.
The development of our projects are capital intensive processes carried out over long durations and requires us to commit significant capital expenditure and allocate considerable management resources in utilizing our existing experience and know-how.
The DP2 plant expansion project involves the construction of the plant’s own elution circuit and smelter house, and a doubling of current throughput capacity to 1.2Mtpm. Completion is expected in the first quarter of FY2027. Initial feed to the expanded plant will be from the Driefontein 3 and the Libanon dumps, 600 000tpm from each.
Construction of the RTSF is progressing well, notwithstanding some delays caused by rainy weather. With a total deposition capacity of 800Mt at an eventual deposition rate of 2.4Mtpm, one-third of the RTSF is expected to be completed in the first quarter of
FY2027 to align with the commissioning of the DP2 plant expansion. Construction of the rest of the RTSF will continue simultaneously with the start of deposition. A delay in the construction of the RTSF may result in deposition capacity to be reduced as the Driefontein 4 TSF is expected to reach capacity at the end of fiscal year 2026 at the current deposition rate, where after the deposition rate would have to decrease materially. Furthermore, delays in the DP2 expansion project may result in the under utilization of the RTSF resulting in lower returns being generated.
DP2/RTSF pipeline infrastructure: 60km of the 135km pipeline, consisting of a slurry pipeline, two residue pipelines and a return water pipeline linking the plant and the RTSF, has been constructed. Included in the work so far was the successful under-passing of the N12 highway and the crossing of five provincial roads.
Recommissioning the Withok Tailings Storage Facility (Withok TSF) at Ergo remains subject to regulatory approvals. The public participation process was completed in December 2024, and authorization is currently underway. Final approvals are still awaited. Once commissioned, Withok TSF is planned to have a design deposition capacity of approximately 310 million tonnes with a life of about 20 years and an eventual deposition rate of 1.3 million tonnes per month. Commissioning is expected to begin within the next three to four years.
Reliance is placed on a limited number of key individuals with specialized knowledge, skills, or decision-making authority and loss of these skills poses a risk to operational continuity and project execution.
We also face the risks that expected benefits of our projects are not achieved or that we expect potential challenges during the transition from construction to fully operational status as well as the integration of constructed works into existing processes and systems.
This may negatively impact production output.
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
The phase 2 FWGR project, resumption of depositioning on the Daggafontein TSF and recommissioning of the Withok TSFs are particularly material to DRDGOLD, significant cost overruns or adverse changes in assumptions affecting the viability of these projects could have a material adverse effect on our business, cash flows, financial condition and prospects.
Our operating cash flow, available banking facilities and ability to raise funds from banks or the capital markets may be insufficient to meet our capital expenditure plans and requirements, depending on the timing and cost of development of our existing projects and any further projects we may pursue. As a result, new sources of capital may be needed to meet the funding requirements of these projects and to fund ongoing business activities. Our ability to raise and service significant new sources of capital will be a function of, inter alia, macroeconomic conditions, rising cost of debt, our credit rating, our gearing and other risk metrics, the condition of the financial markets, future gold prices, the prospects for our industry, our operational performance and operating cash flow and debt position. Inability to raise these funds may place a burden on the Group's cash reserves.
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

Underperformance of solar and energy storage infrastructure could increase electricity costs and adversely affect operational performance.
Our mining operations are currently dependent on electrical power supplied by Eskom, South Africa’s state-owned utility company, which has become incapable of satisfying the energy requirements of the South African economy and has applied a system of power rationing or load shedding to prevent a complete collapse of the national electricity grid. See “—Power stoppages or shortages or increases in the cost of power could negatively affect our results and financial condition”. To reduce its reliance on Eskom and reduce its future cost of electricity, Ergo has completed the construction and commissioning of the Solar Power Project (Solar Plant), which comprises a 60 MW solar photovoltaic plant together with an associated 160 MWh battery energy storage system (BESS). The Solar Plant’s panels have been installed, and the PV/BESS system has been progressively brought into service and integrated with the national grid, supplying power to Ergo’s operations and offsetting consumption across multiple Eskom accounts.
Although the Solar Plant and BESS have reduced Ergo's reliance on Eskom and have contributed to lower Eskom electricity consumption and costs since commissioning, there can be no guarantee that these facilities will continue to operate as expected or that they will achieve their intended performance or efficiency levels. For example, the Solar Plant is expected to perform at certain key performance indicator targets. Any failure of the Solar Plant or BESS to deliver in accordance with such targets, whether due to technical malfunctions, adverse weather conditions, degradation of equipment or other operational factors, may expose Ergo to increased Eskom tariffs. Any such increase in electricity costs could adversely affect Ergo’s cash position.
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
After five years of operating without a fatality, we very sadly lost a colleague at Ergo due to fatal injuries sustained on April 13,
2024 when a side-wall slip at the 5L27 dump impacted the loader he was operating. Subsequent to the fatality, the Group operated fatality-
free for FY2025, and the safety metrics achieved improved. The Group continues to prioritise safety, has strengthened oversight and leadership at all operations, and continues with safety programmes and monitoring.
Furthermore, the construction workings and execution of the current large projects have resulted in an increased number of people and vehicles, (i.e. contractors and construction vehicles) within the existing operating areas. This has increased the likelihood of safety-
related incidents. Although scrutiny has intensified to ensure that operational and project teams adhere to safety protocols and procedures, a safety related incident could result in stoppage of current operations and / or project works which may adversely impact production.

Potable water scarcity and increased reliance on secondary water sources may adversely affect our operations and increase costs.
Our operations require substantial volumes of water to transport material from reclamation sites to processing plants, for gold recovery processes within the plants, transferring residual material to the TSF, and for rehabilitation and other activities. South Africa is a water-stressed country, and potable water scarcity increasingly affects both public and private sector operations. The growing gap between water demand and supply, driven by droughts, population growth, poor infrastructure, climate change, and water system mismanagement, may limit the availability of reliable and affordable water sources for our operations. During financial year 2025, there was an increase in disruptions in water supply by Rand Water (South Africa's bulk water utility) to Gauteng residents. As a result, we increasingly rely on secondary water sources, including non-potable or contaminated water. The use of such sources may expose us to additional regulatory, environmental, operational and health-related risks, and may require costly treatment and monitoring.
Although we continue to research and implement measures to optimise water use and recycling, including in relation to water reticulation systems as well as the re-use of grey or treated water, there can be no assurance that these efforts will be sufficient to secure the quality and quantity of water required for our operations. As part of life of mine planning, we continuously assess our water requirements and are developing strategies to secure the appropriate quality and quantity of water over the short- to longer-term. However, implementing these strategies may be onerous and could significantly increase our operational costs. Any inability to secure a reliable and adequate water supply could disrupt production and adversely affect our business, results of operations and financial condition.
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
Any system failure, accident or security breach could result in business disruption, theft of our intellectual property, trade secrets
(including our proprietary technology), unauthorized access to, or disclosure of, personnel or supplier information, corruption of our data or of our systems, reputational damage or litigation. We may also be required to incur significant cost to protect against or repair the damage caused by these disruptions or security breaches in the future, including, for example, rebuilding internal systems, implementing additional threat protection measures, defending against litigation, responding to regulatory inquiries or actions, paying damages, or taking other remedial steps with respect to third parties.  (Refer to Item 16K. ‘‘Cyber Security")
These threats are constantly evolving, including through the use of new technologies such as artificial intelligence and machine learning by threat actors, thereby increasing the difficulty of successfully defending against them or implementing adequate preventative measures and we remain subject to additional known or unknown threats. In some instances, we may be unaware of an incident or its magnitude and effects. We may be susceptible to cyber-attacks, including phishing and ransomware attacks, in the evolving landscape of cybersecurity threats. Cyber security attacks have recently become more prevalent in the mining industry, which has increased the likelihood of DRDGOLD being targeted for cyber security attacks in the future. An extended failure of critical system components, caused by accidental, or malicious actions, including those resulting from a cyber security attack, could result in a significant environmental incident, compromise of employee safety, commercial loss or interruption to operations as well as loss or misappropriation of confidential information, including personal data relating to DRDGOLD's current or former employees. Such information could also be made public in a manner that harms DRDGOLD’s reputation and financial results and, particularly in the case of personal data, could lead to regulators imposing significant fines on DRDGOLD.
In addition, from time to time, we implement updates to our information technology systems and software, which can disrupt or shutdown our information technology systems. We may also adopt artificial intelligence and other emerging technologies into our information technology systems or mining operations. Such tools may additionally be utilized by our contractors and third parties that we conduct business with. The use of artificial intelligence may not meet the existing and rapidly evolving regulatory standards and could introduce security risks that may expose confidential data, lead to the loss of competitive information and result in operational failures.
Information technology system disruptions or security breaches, if not appropriately addressed or mitigated, could have a material adverse effect on our operations.
Any interruption in gold production at any of our two mining operations generating cash flows, will have an adverse effect on the Company.
We have two mining operations generating cash flows, namely Ergo and FWGR. Ergo’s reclamation sites, processing plants, pump stations and the Brakpan TSF are linked through pipeline infrastructure. The Ergo plant is currently our major processing plant. FWGR’s reclamation sites, DP2 processing plant, pump stations and the Driefontein 4 Tailings Storage Facility are linked through pipeline infrastructure.
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
US inflation remained steady during fiscal year 2025, mainly driven by the continued impact of the Federal Reserve's monetary policy tightening, as the Federal Reserve targets a 2% inflation rate. With inflation starting to decrease, the US Federal Reserve has lowered interest rates by 75 basis points since September 2024, and further decreases are expected over fiscal year 2026. Uncertainty regarding the timing and extent of interest rate cuts has contributed to the gold price remaining elevated, a trend further influenced by the conflict between
Israel and Gaza and by uncertainty surrounding potential US tariff changes. In addition, we are impacted by movements in the exchange rate of the rand against the dollar as described below.
Exchange rates are influenced by global economic trends. The closing exchange rate of the rand against the dollar at  June 30, 2025 strengthened by 2% compared to June 30, 2024. The closing price of the rand against the dollar at June 30, 2024 strengthened by 3%
compared to June 30, 2023. At September 30, 2025, the rand traded at R17.25 = $1.00 (based on closing rates), representing a 3%
strengthening of the rand against the dollar from June 30, 2025 as the rand remained strong as a result of quantitative easing and lowering the interest rates by the US Federal Reserve and Eskom Holdings SOC Limited (“Eskom”) providing stable electricity to the grid (load shedding has been suspended since March 2024, but can be reinstated at any given time).  The rand/dollar exchange rate was volatile throughout the fiscal year 2025, mainly as a result of global uncertainty regarding US tariffs which has created trade tension between US and China.
Furthermore, US tariffs have threatened South African exports. Additional contributing factors include uncertainty around the timing and extent of interest rate reductions, geopolitical tensions between Israel and Gaza, the ongoing conflict between Russia and Ukraine, perceived political and economic instability, and the structurally weak economic growth of the South African economy.
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
We generally do not enter into forward contracts to limit our exposure to fluctuations in the US dollar gold price or movements in the rand exchange rate. However, should favorable conditions arise, we may consider short-term hedging opportunities where this is deemed beneficial. Gold is sold at a dollar gold price and spot exchange rate specified in a contract with the South African bullion banks to deliver the gold at a specified settlement date. If the dollar gold price should fall and/or the rand should strengthen against the dollar, this would adversely affect us, and we may experience losses, and if these changes result in revenue below our cost of production and remain at such levels for any sustained period, we may be forced to curtail or suspend some or all our operations. While hedging can provide short-term protection against adverse movements in the gold price or rand/dollar exchange rate, it carries the risk of opportunity losses if the gold price rises significantly above the hedged level.
The imposition of significant tariffs by the United States of America on South African and global exports may have a significant impact on global supply chains, increase the cost of supplies used in our operations and affect our ability to export gold without significant tariffs
The Unites States has imposed significant tariffs on imports from various countries, and the tariff landscape continues to evolve, causing uncertainty in global markets with concerns around slower global economic growth. The US has imposed a 30% tariff on its imports from South Africa, leading to concerns around job losses, rising export costs, and slower economic growth in the country. Although no tariffs have been imposed by the US administration on gold, there is uncertainty regarding whether such tariffs may be imposed in the future.
Any tariffs imposed on gold could have an adverse effect on the global gold market and gold prices and may increase the cost of selling our gold in global markets, which could lead to lower profitability.
Depletion of profitable reserves and or failure to acquire new Mineral Reserves could negatively affect our future cash flows, results of operations and financial condition.

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
If our payable reserves are depleted without being replaced or expanded in future years through exploration, acquisition or development activities, our production levels and life of mine will decline. Any such reduction in reserves would adversely affect our
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

A four-year wage agreement was reached with organized labor at FWGR in November 2024. ERGO’s wage agreement with employees expired at the end of June 2025 and negotiations with organized labor will continue with the meeting scheduled for November
2025. There is an increased likelihood of wage-related disputes escalating into industrial action, including potential labor strikes. Such developments could significantly disrupt operations and pose safety risks to employees. Management is monitoring developments closely and has initiated contingency planning to mitigate potential operational and safety impacts.
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
We have incurred, and expect to incur in the future, expenditures to comply with these environmental laws and regulations. We have estimated our aggregate group Provision for Environmental Rehabilitation at a net present value of R558.7 million which is included in our statement of financial position as at June 30, 2025 (Refer to Item 18. ‘‘Financial Statements - Note 11 – Provision for environmental rehabilitation”). However, the ultimate amount of rehabilitation costs may in the future exceed the current estimates due to factors beyond our control, such as changing legislation, higher than expected cost increases, or unidentified rehabilitation costs. The Group provides for future obligations to rehabilitate by using funds held in insurance products. If any of our operations are prematurely closed, the rehabilitation funds may be insufficient to meet all the rehabilitation obligations of those operations. The closure of mining operations, without sufficient financial provision for the funding of rehabilitation liabilities, or unacceptable damage to the environment, including pollution or environmental degradation, may expose us and our directors to prosecution, litigation and potentially significant liabilities.
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
Regulators are increasingly focusing on enforcement of these applicable laws (including permitting requirements). Enforcement activities may cause our operations to cease or to be suspended and may require us to undertake corrective measures that require additional capital expenditure. We have also been, and may in the future be, subject to litigation and other costs as well as actions by authorities, affected stakeholders, non-governmental organizations and public bodies relating to environmental matters. These claims and actions can result in significant liabilities, penalties and fines which can adversely affect our business, operating results, and financial condition.
Uncertainties regarding supply chain
The global inflationary pressures as well as geopolitical volatility may negatively impact availability and cost of critical material and equipment. This may be further exacerbated by the increase in the frequency and severity of natural disasters such as severe weather, floods and earthquakes which may further increase this risk. The risk of dependency on key suppliers requires ongoing focus and proactive management. A sustained unavailability and increased cost of critical material such as reagents and critical equipment may require
DRDGOLD to find acceptable substitute suppliers and may also require it to pay higher prices for such materials, potentially affect production and increase operating costs resulting in loss of revenue. Furthermore, there is a growing risk of a shortage of cyanide supply to the mining industry in South Africa. Tailings retreatment operations require a high volume of material feed and consequently high consumption of cyanide. As our operations pl to increase throughput, a shortages of cyanide would result in a decrease in production or come at an additional cost of importing. New projects may also be adversely affected by delays in supplies, freight costs and higher than inflationary increases for capital equipment which may affect operations and production, and ultimately result in failure to deliver into the business plans.
Events may occur for which we are not insured which could affect our cash flows and profitability.
Because of the nature of our business, we may become subject to liability for pollution or other hazards against which we are unable to insure or are not insured, including those in respect of past mining activities. Our existing property, business interruption and other insurance contains certain exclusions and limitations on coverage. The insured value for property and loss of profits due to business interruption is R23.9 billion, with a total loss limit of R3 billion for Ergo and R1.2 billion for FWGR for fiscal year 2026. Business interruption is only covered from the time the loss occurs with a maximum indemnity period of 12 months and is subject to time and amount deductibles that vary between categories. To cover legal liability to third parties for damage, injury, illness or death, a total of R1 billion insurance cover is in place for the 2026 fiscal year, subject to certain exclusions and limitations on coverage.
Insurance coverage may not cover the extent of claims brought against us, including claims for environmental, industrial or pollution related accidents or damages or interruption due to electricity supply failure / interruptions, for which coverage is not available. In addition, insurance policies for the various classes now also have a clause that excludes cover for infectious diseases such as Covid. Any business interruption due to the impact of such a disease may thus not be covered from an insurance perspective and could result in loss of revenue. If we are required to meet the costs of claims which exceed our insurance coverage, this could have a material adverse effect on our
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
During fiscal year 2025 the gold price reached a high of U$3,432 per ounce and a low of U$2,329. We benefited from a sustained high gold price due to global economic uncertainty and geopolitical tensions, which includes uncertainties regarding US tariffs, which contribute to market instability, driving investors toward gold as a safe-haven asset.
Investors globally, as they have in so many previous times of crisis, turned to gold. The rand/dollar exchange rate was volatile throughout the fiscal year 2025 mainly as a result of global the uncertainty around US tariffs, which threatened South African exports and uncertainty around the lowering of interest rates, geopolitical tensions between Israel and Gaza, perceived political and economic instability, structurally weak economic growth of the South African economy.
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
The sustained high unemployment rate, rising inequality and increased lawlessness has increased the risk of social unrest, such as protests and conflict, in our surrounding communities. Continuous lack of service delivery, political instability and slow reformative action being taken by all spheres of the South African government, specifically, in combating unemployment particularly in the youth of the country adds to a sense of frustration that may increase the potential of violent strikes that could cause damage to property, harm to people and disrupt operations. This frustration was a contributing factor that led to social unrest, people committing crimes, vandalization and theft of property, and damaging infrastructure during fiscal year 2024 which was a contributing factor to delays in commissioning new reclamation sites. A prolonged economic downturn could result in an extended period of high unemployment, further exacerbating anti-
mining sentiments in South Africa. Poor service delivery by local government has caused communities to shift expectations to the private sector to provide essential services and for increased support and assistance. Poverty and high levels of unemployment have lead to demands to participate in, and benefit from, the economic activities of our business. Failure to recognise these could result in miscommunication, misaligned expectations and loss of trust that in turn could threaten our social license to operate.
Recent developments in South Africa, including the formation of the Government of National Unity ("GNU") subsequent the 2024 elections and reduced power outages, are fostering cautious optimism for economic growth. Recent sovereign rating updates also affirmed a stable to positive outlook but indicated that any further upward revisions will depend on sustained economic growth and fiscal discipline.
Despite this, operating within the  South African context remains challenging due to ongoing leadership struggles within the GNU, which contribute to unpredictable policy and regulatory changes. These factors, together with corruption, systemic failures, ongoing public infrastructure challenges and poor service delivery, continue to erode public trust and heighten social tensions.
Uncertainty within South Africa's political and economic context may adversely affect business and investor confidence. In addition, recent commissions of inquiry and reports into governance and corruption have  scrutiny of government performance and state accountability, contributing to policy uncertainty, regulatory shifts, and unpredictable community responses.
Furthermore, the rise of Environmental, Social, and Governance ("ESG") factors, such as electricity usage, social unrest, social license to operate, climate change, water usage and environmental stewardship, in investment decisions may result in divestment in the mining sector.
These factors, individually and collectively, contribute to sustained uncertainty within the South African political and economic environment and may negatively impact our ability to operate efficiently or otherwise increase our costs of compliance and execution, which could adversely impact our business, results of operations and financial condition.
Inflation can adversely affect us.
The inflation rate in South Africa is relatively high compared to developed, industrialized countries, although many countries around the world are currently facing inflation challenges. As of June 30, 2025, the annual Consumer Price Inflation Index (“CPI”), stood at
3.0% compared to 5.1% in June 2024 and 5.4% in June 2023. Annual CPI was 3.4% as at September 30, 2025. Inflation in South Africa
generally results in an increase in our rand operational costs. Higher and sustained inflation in the future, with a consequent increase in operational costs could have a material adverse effect on our results of operations and our financial condition and could result in operations being discontinued or reduced or rationalized, which could reduce our profitability.
South African mining specific inflation was 3.7% for calendar year 2024 (calendar year 2023: 8.6% and calendar year 2022:
13.8%) which is higher than general CPI. Inflation in the gold mining sector tends to exceed general inflation, primarily due to increases in electricity, chemical and labor costs. The impact of these cost pressures is reflected in DRDGOLD's cash cost, which increased by 4% in fiscal year 2025 (fiscal year 2024: 13.7% and fiscal year 2023: 6.5%), although this was also influenced by the volume of tonnages processed. Higher and sustained inflation in the future, with a consequent increase in operational costs could have a material adverse effect on our results of operations and our financial condition and could result in operations being discontinued or reduced or rationalized, which could reduce our profitability.
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
The DRDGOLD Respondents, are not a party to the settlement between the Applicants and Settling Companies. The dispute, insofar as the class certification application and appeal thereof is concerned, still stands and has not terminated in light of the settlement agreement (refer to Item 18. “Financial Statements - Note 27 – Contingencies”).
An adverse judgment in the claim described above or any other claim could have an adverse impact on our financial condition and operating results and could result in increased regulatory and stakeholder scrutiny which could lead to increased compliance costs.
We have experienced an increase in organized crime activities which have started to target gold plants.
In October 2019, a number of companies, including our Knights and Ergo plants, were subject to armed attacks targeting the gold in the plants or high-grade gold bearing material. These incidents were very well organized and in all the incidents the thieves were armed. In some of the incidents employees of companies were also held hostage until the targeted material was obtained. In the 2019 incident, a security officer was fatally injured.
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
Our mining operations are currently dependent on electrical power supplied by Eskom, South Africa’s state-owned utility company. Electricity makes up approximately 12% of our operating costs. Eskom has become incapable of satisfying the energy requirements of the South African economy and applied a system of power rationing or load shedding to prevent a complete collapse of the national electricity grid. Eskom is a distressed enterprise unlikely to make a full recovery. It is owed billions of rands by local municipalities and in more recent times has also fallen victim to damage to its supply grid through incessant cable theft. This poses a threat to our ability to maintain the requisite volume throughput to deliver into our business plan, while the steps we are required to take to curtail load during load shedding, like intermittently switching off our mills, also impact recovery efficiencies. The private sector has responded by accelerating private production of renewable power. Government's own measures are lagging though, and it has been slow to administer the freeing up of power generation on a larger scale. Although load shedding remained suspended at June 30, 2025, South Africa is still exposed to load reduction which will be with us for the foreseeable future if the required maintenance and renewing of the Eskom power generation fleet does not take place, which comes at a significant cost to the end user of Eskom electricity. Eskom and the government has introduced a number of initiatives to over the past two years to reduce load shedding, being:
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
•As part of the unbundling of Eskom, Eskom announced the appointment of the National Transmission Company of SA board in
January 2024, a step toward operationalizing the company that will be focused on managing the national grid which is independent of Eskom’s generation and distribution functions.
•Additional tax incentives for companies and households to build or implement their own renewable electricity sources to assist in lowering the demand from Eskom.
Eskom reported a pre-tax profit for the first time in eight years, driven by less load shedding and an improved Energy Availability
Factor as a result of better plant performance, reduced reliance on diesel, and completion of new generation capacity. However, Eskom's financial statements remain qualified due to ongoing uncertainties. The future of Eskom therefore remains precarious due to the following major risks which, if they materialize, may have an adverse impact on its viability.
National Energy Regulator of South Africa (“NERSA”) approved Eskom annual tariff increases of 12.74% effective April 1, 2025, significantly above the South African CPI. NERSA has approved further annual increases of 5.36% from April 1, 2026 and 6.19% from
April 1,2027. Eskom tariff increases increase the cost of mining and have an adverse effect on profitability.
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
Ergo has completed the construction and commissioning of a Solar Power Project, with the aim of reducing its reliance on Eskom and reducing its future cost of electricity. Although dependence on Eskom has decreased, it is not eliminated as Eskom power is still used during off peak periods to power the operations and charge the battery energy storage system. See “—Underperformance of Ergo’s solar and energy storage infrastructure could increase electricity costs and adversely affect Ergo’s operational performance”.
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
Please refer to Note 25 in the Consolidated Annual Financials for further detail.
Risks related to ESG performance including climate change
Increased scrutiny and expectation by stakeholders including governments, Non-government organizations (“NGOs”), shareholders, investors, communities and other parties of interest regarding our ESG performance and practices as well as increased reporting requirements, may expose us to additional costs and possible penalties for not complying to related standards. ESG-related risks that we are exposed to include climate change physical and transition risks, compliance with environmental legislation and practices, soil and water contamination, radiation, noise, water availability and efficient use thereof, energy efficiency and decarbonization, pollution and inappropriate waste management practices, compromised safety and occupational well being, compromised employee health and mental wellness, failure to manage diversity and inclusion, raising community expectations and concerns, complexity of legal and regulatory compliance, supply chain risks, tailings management risks etc. Failure to manage these risks as well as to achieve the ESG performance targets set may negatively impact the business and lead to reduced investor confidence and reputational challenges.
Physical risks including extreme weather
As a result of climate change, our operations are exposed to severe weather events that have in the past and could in the future interrupt production and our supply chain. Major property, infrastructure and/or environmental damage as well as loss of human life could be caused by extreme weather events such as droughts, heatwaves, extreme rainfall and high wind volumes which are all on the increase in terms of frequency, duration and intensity. Specifically, we have experienced an increase in intensity of events, such as thunderstorms on the
Highveld, where our operations are situated. It is believed that the long-term upward trend in global temperature is directly correlated with an increase globally in severe weather events both in terms of magnitude and frequency. During the third quarter of fiscal year 2025, unprecedented heavy and persistent rainfall caused delays in the construction of the RTSF. Tonnages were also lower at Ergo due to inhibited access access to certain sites which impacted the desired blend of reclamation material and ultimately impacted gold production.
Dry weather conditions can result in water restrictions being applied. In the cases where municipal water is used, these restrictions can result in reclamation sites not being able to transfer material to the processing plants and also the processing plants not being able to operate at full capacity. Severe thunderstorms and high winds, especially during the summer rainy season, may also cause damage to operational infrastructure that may in turn cause an interruption in the production of gold. Strong wind, in particular, may also increase dust exceedances throughout our operations, causing air pollution. Such incidents and other weather events may damage the facility and may result in water shortages which can impact our operations and cause the interruption of deposition and gold production until the facility is repaired or alternative deposition is brought online.
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
South Africa is a relatively dry area and these conditions may deteriorate. South Africa faces water shortages, which may lead to the revision of water usage strategies by several sectors in the South African economy, including electricity generation and municipalities.
This may result in rationing or increased water costs. Such changes would adversely impact our surface retreatment operations, which use water to transport the slimes or sand from reclaimed areas to the processing plant and to the tailings facilities. Additionally, in Johannesburg and surrounding areas, water supply infrastructure is poorly maintained, leading to interruptions in water supply that could further disrupt our operations.

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
Furthermore, our surface retreatment operations rely on third-party service providers for the supply and treatment of water required for production. FWGR relies on Sibanye-Stillwater to pump and supply underground mine water for its operations. Ergo relies on the Trans-
Caledon Tunnel Authority ("TCTA") for the supply of acid mine drainage ("AMD") water. Any interruption in these services could materially affect operational continuity and production. In addition, AMD water requires significant treatment to meet operational standards, which increases costs.
Any reduction in the volume or quality of water available to operations may adversely affect production output and our business, results of operations and financial condition.
Failure to adapt or transition to climate change measures
The company is also exposed to a growing number of critical drivers of change and expectations. This includes new national and international regulations, increased public concerns as well as pressure from lobby groups, regulators and investors for Companies to address and report on the impact of climate change risks in a meaningful manner.
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
Complexity, uncertainty and changes within the regulatory environment continue, and those changes that are averse to business and growth projects may result in increased project costs and potential delays.
The recently proposed Mineral and Resources Draft Bill (“MPRD Bill”) is also contributing to our exposure to these regulatory uncertainties. The impact of this MPRD Bill on DRDGOLD is high based on the following:
•The requirement to apply for a mining right to process movable ‘historical tailings’ pursuant to the draft MPRD Bill; and
•The intended amendments to the MPRD Act that would allow the relevant Minister to set beneficiation targets for the mining industry and exercise control over the beneficiation of minerals in South Africa.
DRDGOLD has submitted representations to the office of the Minister expressing its concerns regarding these proposed amendments. The Minerals Council of South Africa, which advocates on behalf of mining companies such as DRDGOLD, has also submitted its own representations to the office of the Minister. However, there can be no assurance that such advocacy efforts will be successful. In addition, although DRDGOLD may challenge any attempts by the State to expropriate or otherwise restrict its ownership or use of movable tailings dumps, there can be no assurance that such challenges would be effective. If the MPRD Bill, or similar amendments, is promulgated into law, it could result in increased regulatory requirements, additional costs and taxes, restrictions on our ability to process tailings or other mineral resources, or potential risks relating to the ownership and use of movable tailings dumps. Any such developments could adversely affect our operations, results and financial condition.
Furthermore, certain regulators are significantly understaffed and under-resourced and not always able to process administrative filings in accordance with prescribed timelines, which could result in delays to the Group's project planning and execution. In 2023 and
2024, this risk materialized when the commissioning of several new reclamation sites was delayed due to backlogs in the Department of
Water and Sanitation's processing of Water Usage License applications, leading to shortfalls in planned production.
Both Ergo and FWGR currently have licence and other permit applications pending relating to the re-commissioning of TSFs and the construction of reclamation sites. If these are not processed in time, the projects may experience delays in commissioning, which could result in lower than targeted production.
Mining royalties and other tax reform could have an adverse effect on the business, operating results and financial condition of our operations.

The Mineral and Petroleum Resources Royalty Act, No.28 of 2008 and the Mineral and Petroleum Resources Royalty Act
(Administration), No.29 of 2008 govern royalty rates for gold mining in South Africa. These acts provide for the payment of a royalty, calculated through a royalty rate formula (using rates of between 0.5% and 5.0%) applied against gross revenue per year, payable half yearly with a third and final payment thereafter. The royalty is tax deductible and the cost after tax amounts to a rate of between 0.33% and 3.3% at the prevailing marginal tax rates applicable to the taxed entity. The royalty is payable on old unconverted mining rights and new converted mining rights. Based on a legal opinion the Company obtained, mine dumps created before the enactment of the Mineral and Petroleum
Resources Development Act (“MPRD Act”) fall outside the ambit of this royalty, and consequently the Company does not pay any royalty on any dumps created prior to the MPRD Act. Introduction of further revenue-based royalties or any adverse future tax reforms could have an adverse effect on our business, operating results and financial condition.
On May 20, 2025, the draft MPRD Bill was gazetted for public comment. The two main areas of concern in the MPRD Bill are the requirement to now be granted a mining right for movable tailings dumps and a new Black Economic Empowerment (“BEE”) and transformation regime. The other notable concern with respect to the MPRD Bill relates to suggested ‘Beneficiation’. Subsequent to the
MPRD Bill being gazetted on May 20, 2025 for public comment, “interested and affected parties” were allowed to make representations to the Department of Mineral and Petroleum Resources (“DMPR”) (previously the Department of Mineral Resources and Energy (the
"DMRE")). DRDGOLD has submitted its written representations to the DMPR.
Requirement of a mining right
Currently, and as a general proposition in the mining industry, the processing of movable tailings dumps does not constitute
“mining” for the purposes of the MPRD Act. Movable tailings dumps created before May 1, 2004, when the MPRD Act became effective, are not subject to the MPRD Act and can be processed without a mining right. Tailings dumps processed by companies like DRDGOLD are all movable in nature, and the MPRD Bill, if it ultimately amends the MPRD Act, will radically change companies’ ability to process these movable tailings dumps.
BEE and transformation regime
Currently, there is no requirement for BEE when applying for a Prospecting Right. The MPRD Bill changes BEE and transformation imperatives to those which currently apply to the Mining Industry. The MPRD Bill amends the definition of “this Act” to include “the Codes of Good Practice for the South African Minerals Industry and Housing and Living Conditions Standards for the Minerals
Industry”, Gazetted on April 29, 2009 (“Codes”). The MPRD Bill makes these Codes enforceable legislation. The Codes conflict with the transformation imperatives in the remainder of the MPRD Bill.
Beneficiation
"Beneficiation” is defined as “value addition to a higher value over baselines determined by the Minister” (the Minister of Mineral and Petroleum Resources). Therefore, the State has control over what comprises beneficiation. The Minister can prescribe “conditions required to ensure security of supply for local beneficiation”. The MPRD Bill provides that “Every producer of minerals must make available minerals or mineral products for local beneficiation”. In summary, the Minister can determine what comprises “beneficiation”, can make regulations with respect to promotion of “beneficiation” and mining companies will be compelled to ensure supply of minerals for
“beneficiation” in South Africa.
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
On September 21, 2021, the High Court of South Africa ruled that the Mining Charter 2018 is not binding subordinate legislation but an instrument of policy. This ruling affirmed that the Minister of Mineral Resources and Energy (“MRE Minister”) was not entitled to make law through the Mining Charter 2018 to require 30% HDP ownership for the renewal of existing mining rights. The DMPR Minister confirmed that they will not appeal the ruling.
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

Also, there is no guarantee that any steps DRDGOLD has already taken or might take in the future will ensure the retention of its existing mining rights, the successful renewal of its existing mining rights, the granting of applications for new mining rights or that the terms of renewals of its mining rights would not be significantly less favorable than the terms of its current mining rights. Any further adjustment to the ownership structure of DRDGOLD’s South African mining assets in order to meet the above mentioned requirements could have a material adverse effect on the value of DRDGOLD’s securities
Refer to Item 4B. Business Overview – Governmental regulations and their effect on our business – The Broad Based Socio-
Economic Empowerment Charter.
Government policies in South Africa may adversely impact our operations and profits related to financial provisioning for rehabilitation.
Revised Financial Provisioning Regulations (“FPR”) were published on November 20, 2015, under the National
Environmental Management Act, 107 of 1998 (“NEMA”) and became effective from the date of publication thereof. Proposed amendments to the FPRs were published for public comment GNR 1228 GG 41236 of November 10, 2017 (“Draft Regulations”), which seek to address some challenges relating to the implementation thereof. Under these FRPs to be implemented by the DMPR, existing environmental rehabilitation trust funds may only be used for post closure activities and may no longer be utilized for their intended purpose of concurrent and final rehabilitation and closure.
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
The Proposed Amendments, in their current form and which are still subject to the approval of the DMPR and Treasury, allow under certain circumstances for the withdrawal against financial provision (which is currently not contemplated in the FPR). It is therefore uncertain whether these provisions relating to withdrawal will remain in their current form, or at all.
See discussion in 4.B. Business Overview – Governmental regulations and their effect on our business – Financial Provision for
Rehabilitation.
The implementation of Carbon Tax effective from June 1, 2019 may have a direct or indirect material adverse effect on our business, operating results and financial condition.
The Carbon Tax Act (No 15 of 2019) has been in effect in South Africa since June 1, 2019. The Act is based on the polluter-pays principle and is being implemented in phases. The initial plan scheduled the first phase to run from June 1, 2019 to December 31, 2022;
however, this period has been extended until December 31, 2025. The first phase does not have a material financial impact on the Group;
however, the carbon tax rate has increased by 58% since 2019. For the 2025 tax period, the carbon tax rate will increase from R190/tCO2e to
R236/tCO2e.
The maximum allowances that companies in the gold mining and refining industry can claim are 85%, which includes the 60%
basic tax-free allowance, 10% for the trade exposure allowance, 5% for the voluntary carbon budget allowance, and 10% for the carbon offset allowance. During this first phase, the Group has been eligible to claim 60% for the basic tax-free allowance and 10% for the trade exposure allowance, bringing the total claimed tax-free allowances to 70%.
Phase 2 of the carbon tax is scheduled to commence in January 2026, with the key changes made to the carbon tax regime. For instance, the voluntary carbon budget allowance of 5% will fall away, and mandatory carbon budgets will be allocated to companies that exceed 30 000 tCO2e per annum for listed activities. The carbon tax rate for emissions exceeding the carbon budget has been set at R640/
tCO2e. However, this change will not affect the Group, since the Group does not currently emit emissions above the 30 000 tCO2e threshold for mandatory carbon budgets.
Another key change for Phase 2 is the increase of the carbon offset allowance from 5% to 10% for most fugitive and process emissions, and an increase to 15% for fuel combustion emissions.  As it stands, Phase 2 will continue to focus on scope 1 emissions, with the
National Treasury continuing its commitment to electricity price neutrality until December 31, 2030, to shield consumers from higher electricity costs. However, it remains unclear whether scope 2 emissions will be included in the future, beyond 2030.
While Phase 2 carbon tax changes are not expected to significantly affect the Group, ongoing increases in the carbon tax rate could materially impact our business and financial results, particularly if supplier costs rise due to their own carbon tax obligations.
Ring-fencing of unredeemed capital expenditure for South African mining tax purposes could have an adverse effect on the business, operating results and financial condition of our operations.
The Income Tax Act No 58 of 1962, or the ITA, contains certain ring-fencing provisions in section 36 specifically relating to different mines regarding the deduction of certain capital expenditure and the carry over to subsequent years. After the restructuring of the surface operations, effective July 1, 2012, Ergo is treated as one taxpaying operation pursuant to the relevant ring-fencing legislation. FWGR is also treated as one taxpaying operation pursuant to the relevant ring-fencing legislation. In the event that we are unsuccessful in confirming our position or should the South African Revenue Service have a different interpretation of section 36 of the ITA, it could have an adverse effect on our business, operating results and financial condition.
21
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
Regulatory uncertainty regarding the tax treatment of Ergo's capital expenditure on the the battery energy storage system
("BESS") could have an adverse effect on the taxation liability of Ergo.
              In the 2023 budget review, the National Treasury announced a tax incentive to accelerate private investment in renewable energy to alleviate load shedding. The allowance is available for assets used in the generation of power. The Ergo BESS system has been designed to store excess energy from the solar PV plant as opposed to actual power generation. However, regulatory uncertainty exists regarding whether storage assets constitute “generation” assets for purposes of these incentives. There is no formal judicial or administrative guidance confirming that BESS qualify for the accelerated tax incentive. While SARS has issued some rulings concerning BESS that indicate a potentially favorable direction, these rulings do not directly address the same factual circumstances as Ergo BESS. SARS has advised that their policy is to regard any assets forming part of an “integrated system” to generate power from renewable sources as power generation assets. Ergo’s BESS is fully integrated into the solar PV plant as it is charged by the solar PV plant and discharges this stored power to the
Ergo operation. Consistent with external tax advice received, Ergo has treated the PV assets and the integrated BESS as qualifying electricity‑generation assets for purposes of the available allowances. However, there remains a risk that SARS could challenge this position and issue an adverse determination, which could result in the disallowance of claimed tax benefits and potential penalties and interest charges and therefore have an adverse effect on the taxation liability of Ergo.
Since our South African labor force has substantial trade union participation, we face the risk of disruption from labor disputes and new South African labor laws.
Labor costs are significant for Ergo, constituting 17% of Ergo’s production costs for fiscal year 2025 (2024: 17%). As of June 30,
2025, our Ergo operations provided full-time employment for 693 employees while our main service providers deployed an additional 1945 employees to our operations, of whom approximately 87% are members of trade unions or employee associations.
Labor costs are significant for FWGR, constituting 18% of FWGR’s production costs for fiscal year 2025 (2024: 18%). As of June
30, 2025, our FWGR operations provided full-time employment for 168 employees while our main service providers deployed an additional
572 employees to our operations, of whom approximately 88% are members of trade unions or employee associations.
We have entered into various agreements regulating wages and working conditions at our mines. FWGR has reached a four year wage agreement with organized labor. ERGO’s wage agreement with employees expired at the end of June 2025 and negotiations with organized labor will continue with the meeting scheduled for November 2025. Unreasonable wage demands could increase production costs to levels where our operations are no longer profitable. This could lead to accelerated mine closures and labor disruptions. We are also susceptible to strikes by workers from time to time, which result in disruptions to our mining operations.
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
We use a third party service provider for the management of our reclamation sites as well as on our Brakpan TSF and Driefontein 4
TSF. Any labor unrest or other significant issue at this third party service provider may impact the operation of this facility. Furthermore, there has been an increase in employees and third party service providers at FWGR as a result of the Phase 2 project which is currently fully underway. Any labor unrest or other significant issue with affected employees and third party service providers may impact the execution of the project in a timely manner and within budget.
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
22
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
23
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
1
ITEM 4. INFORMATION ON THE COMPANY
4A. HISTORY AND DEVELOPMENT OF THE COMPANY
Introduction
DRDGOLD, is a South African domiciled company that holds assets engaged in surface gold tailings retreatment in South Africa, including exploration, extraction, processing and smelting.
We are a public limited liability company, incorporated in South Africa on February 16, 1895, as Durban Roodepoort Deep,
Limited. On December 3, 2004, the company changed its name from Durban Roodepoort Deep Limited, to DRDGOLD Limited. Our operations focus on South Africa's Witwatersrand Basin, which has been a gold producing region for over 135 years.
Our shares and/or related instruments trade on the Johannesburg Stock Exchange (“JSE”), the New York Stock Exchange and the
A2X.
Our registered office and business address is Constantia Office Park, Cnr 14th Avenue and Hendrik Potgieter Road, Cycad House,
Building 17, Ground Floor, Weltevreden Park, 1709, South Africa. The postal address is P.O. Box 390, Maraisburg, 1700, South Africa. Our telephone number is (+27 11) 470-2600 and our facsimile number is (+27 86) 524-3061. We are registered under the South African
Companies Act 71, 2008 under registration number 1895/000926/06. For our ADSs, JP Morgan Chase Bank, at 383 Madison Avenue, Floor
11, New York , NY 10179, United States, has been appointed as agent.
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
Resuming depositioning on the Daggafontein TSF
The Daggafontein TSF has been removed from our Mineral Resources and Mineral Reserves statement to resume depositioning, to support the life of mine and supplement the Brakpan TSF. The TSF will have a deposition capacity of 120Mt and a life of 20 years, at a deposition rate of 500,000tpm. It is expected to be commissioned in the first quarter of FY2027. Construction of the 21 kilometer dual pipeline (tailings and return water), linking Ergo's Brakpan plant with the TSF, is well advanced and is expected to be completed in time.
Recommissioning of the Withok TSF
The recommissioning of the Withok TSF is the engineering design that ultimately brings the tailings storage facility to its finality in terms of extent, operation, rehabilitation and management. The implemented final design would result in alignments with the principles that underscore the outcomes pursued under  the Global Industry Standard on Tailings Management (“GISTM”) and regulatory bodies, increase deposition capacity, improve operation/management and bring about the sustainable closure of the facility.
The Withok TSF public participation process was completed in FY2025 and the project is in the authorization phase.
Commissioning of the TSF is planned to occur within the next three years. The TSF will have a deposition capacity of 310Mt and a life of 20 years at an eventual deposition rate of 1.3Mtpm. The increase in deposition capacity for Ergo enables the processing of the Crown Complex
(three dumps to the southeast of Johannesburg's CBD). The Crown complex has been classified from an Indicated Mineral Resource to a
Probable Mineral Reserve. The Ergo life of mine has increased to 22 years.
Divestiture of Stellar
Following a strategic review, the Board has decided to sell Ergo's stake in Stellar, a renewable energy company with a solar plant development project, to focus on the Group's core mining activities. An active sale process is ongoing and is expected to be concluded during
FY2026. For further information, see "Item 18. Financial Statements – Note 23 – Subsidiary held for sale."
For further information on other capital investments, divestitures, capital expenditure and capital commitments, see Item 4D.
Property, Plant and Equipment, and Item 5B. Liquidity and Capital Resources.

FWGR
On July 31, 2018, we acquired certain gold surface processing assets and tailing storage facilities that included Driefontein 3 and 5,
Kloof 1, Venterspost North and South, Libanon, Driefontein 4, Driefontein 2 plant, Driefontein 3 plant, WRTRP pilot plant, and the land owned by Sibanye-Stillwater that was earmarked for the future development of a central processing plant, regional tailings storage facility and return water dam (together, the “WRTRP Assets”) associated with Sibanye-Stillwater’s West Rand Tailings Retreatment Project
("WRTRP"), subsequently renamed FWGR. This acquisition represented a significant increase in our assets. In connection with the acquisition, we issued to Sibanye-Stillwater new shares equal to 38.05% of outstanding shares and granted Sibanye-Stillwater an option to acquire up to a total of 50.1% of our shares within a period of 2 years from the effective date of the acquisition at a 10% discount to the prevailing market value. On January 8, 2020, Sibanye-Stillwater exercised the option and on January 22, 2020 subscribed for 168,158,944
DRDGOLD shares at an aggregate subscription price of R1,086 million, (R6.46 per DRDGOLD share).
The assets acquired were to be developed in two phases – Phase 1 and Phase 2.
FWGR Phase 1
Phase 1 involved the reclamation of the Driefontein 5 dump through a reconfigured Driefontein 2 plant and deposition onto the
Driefontein 4 tailings storage facility. The Driefontein 4 tailings storage facility was an upstream day-wall dam with a capacity of approximately 200,000 tonnes per month. In order to increase the deposition capacity to 500 000 tonnes per month, the conversion of this dam to cyclone deposition commenced in fiscal year 2019. The conversion has been completed and this allows a deposition capacity of
500,000 tonnes per month until at least the end of calendar year 2026 after which depositioning of tonnes on this facility will have to reduce.
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
FWGR Phase 2 expansion
The Phase 2 project is a key project for FWGR intended to mine current reserves and to extend potential resources in the West
Rand.
Phase 2 includes the construction of a new RTSF, which is necessary in order to develop FWGR as envisaged by management. The new RTSF is expected to be capable of processing 2.4 million tonnes per month with a maximum capacity of approximately 800 million tonnes. An amended design of the RTSF was submitted to the Department of Water and Sanitation during fiscal year 2023. The amended design included the build of a synthetic barrier system in place for ground water protection and a combined centre line/downstream dam wall in the early stages of the facility. All of the required approvals and authorizations were obtained and the construction of the RTSF has commenced.
The Definitive Feasibility Study (“DFS”) for Phase 2 was completed in the 3rd quarter of fiscal year 2021 and the project was found to be economically viable in a number of scenarios.
An external consultant was engaged, Sound Mining (consultants to the mining industry specializing in surface and underground operations) to perform an independent review of the available information and studies that have been performed regarding the Phase 2 expansion project. These included:
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
The breaking of ground at this complex, on June 5, 2024, followed the appointment of a leading contractor to construct the RTSF and the receipt of the requisite permits. Construction of the RTSF is progressing well, notwithstanding some delays caused by rainy weather.
Approximately one-third of the RTSF is expected to be completed in the first quarter of financial year 2027 to align with the commissioning of the DP2 plant expansion. Construction of the rest of the RTSF will continue simultaneously with the start of deposition. The expansion of
DP2 (which involves the construction of the plant's own elution circuit, smelter house and doubling current throughput capacity), has commenced during the first quarter of FY2025 and is expected to be completed in the first quarter of FY2027. 60km of the 135km pipeline, consisting of a slurry pipeline, two residue pipelines and a return water pipeline linking the DP2 plant and the RTSF, has been constructed.
Included in the work so far was the successful under-passing of the N12 highway and the crossing of five provincial roads.
Significant financing is required for the Phase 2 expansion which is expected to be financed through a combination of cash resources, operational cash flows and a new 5-year Bank facility as may be determined. (Refer to Item 18. “Financial Statements - Note 20 –
Capital management). Capital expenditure for other projects is mainly financed through operational cash flows and cash resources.
For further information on other capital investments, divestitures, capital expenditure and capital commitments, see Item 4D.
Property, Plant and Equipment, and Item 5B. Liquidity and Capital Resources.

ERPM
ERPM was acquired in October 2002 and consists of an underground mine which has been under care and maintenance since fiscal year 2009. Underground mining at ERPM was halted in October 2008. On July 1, 2012, ERPM sold its surface mining assets and its 65%
interest in ErgoGold to Ergo as part of the restructuring of our surface operations.
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
Crown
Crown was acquired on September 14, 1998. Due to the depletion of mineral reserves in the western Witwatersrand, the Crown plant ceased operation in March 2017 and the site has since been rehabilitated.
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
DRDGOLD’s long-term goal is to extract as much gold from its assets as possible, in a sustainable and economically viable manner. To a large extent this depends on how effectively it continues to manage its capitals. DRDGOLD uses sustainable development to direct its strategic thinking. We seek sustainable benefits in respect to financial, manufactured, natural, social and human capitals, each of which is essential to our operations. Our mining operations are dependent on electrical power supplied by Eskom. Due to insufficient generating capacity, South Africa has faced significant disruptions in electricity supply in the past and we have occasionally suffered power outages or shortages as a result. Such power outages or shortages may lead to interruptions in our production. To help address these potential shortages and avoid the potential impact that insufficient electricity supplies may have on our mining operations, we have moved forward with commissioning the Ergo Solar PV Plant and integrated BESS to reduce our reliance on Eskom and the future cost of electricity. Please see "Item 3D. Risk Factors - Risks related to doing business in South Africa" for an understanding of the impact Eskom's price volatility can have on DRDGOLD, “Item 4D. Property, Plant and Equipment – Capital Expenditure - Ergo” and “Item 18. Financial Statements – Note 25
– Payments made under protest” for further discussion related to shortages in electricity.
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
During the fiscal years presented in this Annual Report, all of our operations took place in one geographic region, namely South
Africa. For a breakdown of revenue by operation, please see "Item 18. Financial Statements – Note 24 – Operating segments."
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
The average gold price for fiscal year 2025 reached record highs due to policies instituted by the US government, including the imposition of significant tariffs on various countries including South Africa, the ongoing attacks on the independence of the US federal reserve, and significant changes in foreign policy, which have continued to fuel global economic uncertainty. Furthermore, the conflict in
Ukraine and conflict between Israel and Gaza have contributed to prolonged geopolitical instability, leading investors to seek gold as a safe haven asset. In addition, we were impacted by movements in the exchange rate of the rand against the dollar as described below.
We generally take full exposure to the US dollar spot price of gold and rand/dollar exchange rate. The higher the gold price, the higher our profit margin and vice versa, subject to exchange rate fluctuations.
The average gold spot price increased by 36% from $2,078 per ounce to $2,818 per ounce during fiscal year 2025 after having increased by 13.5% from $1,831 per ounce to $2,078 per ounce during the fiscal year 2024 and having increased by less than 1% from
$1,834 per ounce to $1,831 per ounce during the fiscal year 2023. As a result, the average gold price received by us in rands for fiscal year
2025 increased by 31% to R1,632,275 per kg compared to the previous year at R1,248,679 per kg and for fiscal year 2024 increased by 20%
to R1,248,679 per kg compared to the previous year at R1,041,102 per kg. The increase in the gold price received contributed to a 26%
increase in our total revenue for fiscal year 2025 amounting to R7,878.2 million (2024: R6,239.7 million and 2023: R5,496.3 million). All our revenue is generated from our operations in South Africa.
Looking ahead we believe that the global economic environment, escalating geopolitical tensions, the evolving changes in local and foreign policy in the US and the major uncertainties on the future of global trade, a relatively weaker US dollar, interest rate policies
(particularly in the US), escalating sovereign and personal levels of debt, economic volatility and the oversupply of foreign currency, will continue to make gold attractive to investors. The supply of gold in South Africa has shrunk in recent years and is likely to shrink even more due to the significantly reduced capital expenditure and development occurring in the sector.
Until April 11, 2022, all gold we produced was sold on our behalf by Rand Refinery Proprietary Limited (Rand Refinery) in
accordance with a refining agreement entered into in October 2001 and updated in July 2018. The sales price was fixed at the London afternoon fixed dollar price on the day the gold was delivered to the buyer. Before November 2020, the dollar proceeds sold were remitted to us within two days at which date the dollars were sold. Since November 2020 up to April 11, 2022, the dollars are also sold on the day the gold is delivered to the buyer. After April 11, 2022, gold is sold directly to South African Bullion banks after being refined to the required purity by Rand Refinery. The Group recognizes revenue from the sale of gold at a point in time when the gold is delivered to the South
African Bullion bank on an agreed upon date, gold price and exchange rate. The gold bars which we produce consist of approximately 85%
gold, 7-8% silver and the remaining balance comprises copper and other common elements. The gold bars are sent to Rand Refinery for assaying and final refining where the gold is purified to 99.9% and cast into troy ounce bars of varying weights. In exchange for this service, we pay Rand Refinery a variable refining fee and administration fees and up to April 11, 2022, a fixed marketing charge. We own 11.3%
(fiscal year 2024 and 2023: 11.3%) of Rand Refinery.
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
Conversion and renewal of Rights under the Mineral and Petroleum Resources Development Act, 2002
Existing old order rights were required to be converted into new order rights in order to ensure exclusive access to the mineral for which rights existed at the time of the enactment of the MPRDA. In respect of used old order mining rights, the Department of Mineral and
Petroleum Resources ("DMPR") (previously the DMRE), is obliged to convert the rights if the applicant complies with certain statutory criteria. These include the submission of a mining works program, demonstrable technical and financial capability to give effect to the program, provision for environmental management and rehabilitation, and compliance with certain black economic empowerment criteria and an adequate social and labor plan. These applications had to be submitted within five years after the promulgation of the MPRDA on
May 1, 2004. Similar procedures apply where we hold prospecting rights and a prospecting permit and conduct prospecting operations.
Under the MPRDA mining rights are not perpetual. Upon being granted by the Minister of Mineral Resources and Energy, through the ambit of the DMPR, they remain valid for a fixed period, namely a maximum period of thirty years, after which they may be renewed for a further period of thirty years. Prospecting rights are limited to a maximum period of five years, with one further period of renewal of three years.

Applications for conversion of our old order rights were submitted to the DMPR within the requisite time periods. As at June 30, 2025 and
September 30, 2025 respectively, all of our Ergo operation’s old order mining rights have been converted into new order rights in terms of the MPRDA and applications to renew the converted new order mining rights have been lodged timeously.
The Broad-Based Socio-Economic Empowerment Charter
In order to promote broad based participation in mining revenue, the MPRDA provides for a Mining Charter to be developed by the Minister of the DMPR within six months of commencement of the MPRDA beginning May 1, 2004 and was subsequently amended in
September 2010. It is used as an instrument to achieve mutually symbiotic sustainable growth and broad based and meaningful transformation of the mining and mineral industry.
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
The judgment was appealed by the DMPR. The DMPR in August 2020, withdrew their notice to appeal to the Supreme Court of Appeal in respect of the judgment issued in April 2018 by the Pretoria High Court.
The Mining Charter and the related scorecard are not legally binding and, instead, simply state a public policy. However, the
DMPR places significant emphasis on the compliance therewith. The Mining Charter and scorecard have a decisive effect on administrative action taken under the MPRDA.
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
•30% Black ownership for mining rights (up to 11% offset for local beneficiation)
•For new mining rights to be issued, the provision for 1% of Earnings Before Interest, Taxes, Depreciation and Amortisation
(“EBITDA”) is paid to communities and employees as a trickle dividend from the sixth year of a mining right until dividends are declared or at any point in a 12-month period where dividends are not declared
On February 2016, The President of South Africa announced that a new mining charter would be developed and will follow a process which includes all stakeholders. The Minerals Council of South Africa subsequently postponed its court application in respect of the 2017 Mining Charter.
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
Key provisions of Mining Charter 2018 are:
•the conditional acceptance of the continued consequences of previous compliance of the BEE ownership threshold of 26% in respect of existing mining rights;
•of the 30% HDP ownership component, qualifying employees and communities are each to hold a 5% carried interest (as opposed to a free carry interest as per Mining Charter III) the cost of which may be recovered by the mining right holder from the development of the asset. the community interest in turn may be offset by way of an equity equivalent;
•removal of the so-called 1% of EBITDA trickle dividend provided for in the 2017 Mining Charter;
•the removal of provisions requiring community and employee representation at board level;
•that the continuing consequences of HDP ownership are not recognized for transfers of mining rights; and

•that a top up of HDP ownership back to 30% is required for the renewal of existing rights.
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
On September 21, 2021, the Gauteng Division of the High Court ruled that Mining Charter 2018 is not binding subordinate legislation but an instrument of policy. This ruling affirmed that the Minister of the DMPR was not entitled to make law through the Mining
Charter 2018 to require 30% HDP ownership for the renewal of existing mining rights.
On November 23, 2021, the Minister of the DMPR confirmed that the DMPR Ministery will not appeal the ruling made by the
Gauteng Division of the High Court of South Africa.
The recently proposed Mineral and Resources Draft Bill ("MPRD Bill") has contributed to increased regulatory uncertainty for mining companies in South Africa, including DRDGOLD’s. The potential impact of the MPRD Bill on our business is significant due to the following provisions:
•The proposed requirement to apply for a mining right to process movable ‘historical tailings’ pursuant to the draft MPRD Bill; and
•The intended amendments to the MPRD Act that would allow the relevant Minister to set beneficiation targets for the mining industry and exercise greater control over the beneficiation of minerals in South Africa.
DRDGOLD has submitted representations to the office of the Minister of the DMPR expressing its concerns regarding these proposed amendments. The Minerals Council of South Africa, which advocates on behalf of mining companies such as DRDGOLD, also intends to submit its own representations to the office of the Minister of the DMPR.
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
Under the South African Compensation for Occupational Injuries and Diseases Act, 1993 (as amended), or COID Act, employers are required to contribute to a fund specifically created for the purpose of compensating employees or their dependents for disability or death arising in the course of their work. Employees who are incapacitated in the course of their work have no claim for compensation directly from the employer and must claim compensation from the COID Act fund. Employees are entitled to compensation without having to prove that the injury or disease was caused by negligence on the part of the employer, although if negligence is involved, increased compensation may be payable by this fund. The COID Act relieves employers of the prospect of costly damages but does not relieve employers from liability for negligent acts caused to third parties outside the scope of employment. In fiscal year 2025, we contributed approximately R6.8 million under the COID Act (2024: R6.3 million and 2023: R6.1 million) to a multi-employer industry fund administered by Rand Mutual
Assurance Limited.
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
Mining companies are also required to demonstrate both the technical and financial ability to sustain an ongoing environmental management program, or EMP, and achieve ultimate rehabilitation, the particulars of which are to be incorporated in an EMP. This program is required to be submitted and approved by the DMPR as a prerequisite for the issue of a new order mining right. Various funding mechanisms are in place, including trust funds, guarantees and concurrent rehabilitation budgets, to fund the rehabilitation liability.
The MPRDA imposes specific, ongoing environmental monitoring and financial reporting obligations on the holders of mining rights.
We believe that our environmental risks have been addressed in EMPs which have been submitted to the DMPR for approval.
Additionally, key environmental issues have been prioritized and are being addressed through active management input and support as well as progress measured in terms of activity schedules and timescales determined for each activity.
Our existing reporting and controls framework is consistent with the additional reporting and assessment requirements of the
MPRDA.
Financial Provision for Rehabilitation
We are required to make financial provision for the cost of mine closure and post-closure rehabilitation, including monitoring once the mining operations cease. This can be done through the use of rehabilitation trusts or through financial guarantees issued to the DMPR.
During fiscal year 2022, a change in method was decided upon as providing for environmental rehabilitation from funding in a specific rehabilitation trust to financial guarantees which is an allowed method in terms of the National Environmental Management Act. The financial guarantees are issued through approved insurance products from Guardrisk Insurance Company Limited (“GICL”).  All the required approvals for the change in method and transfer of the rehabilitation trust funds were obtained from the DMPR and a thorough consideration of tax and legal impacts were completed prior to the funds being transferred to GICL directly from the rehabilitation trust where the funds were previously held. As of June 30, 2025, we held a total of R765.0 million (2024: R697.5 million) in funds. As at June 30,
2025 guarantees amounting to R941.3 million (2024: R951.8 million) were issued to the DMPR.
The provision for environmental rehabilitation for the group was R558.7 million at June 30, 2025, compared to R616.8 million at
June 30, 2024.
New Financial Provisioning Regulations (“FPR”) were promulgated on November 20, 2015 under the National Environmental
Management Act, 107 of 1998 (“NEMA”) by the Department of Forestry, Fisheries and the Environment (“DFFE”). Under the FPRs to be
implemented by the DMPR, existing environmental rehabilitation trust funds, of which DRDGOLD has Rnil, may be used only for post closure activities and may no longer be utilized for their intended purpose of concurrent and final rehabilitation on closure. As a result, new methods for provisions will have to be made for these activities.
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
The Proposed Amendments, in their current form and which are still subject to the approval of the DMPR and Treasury, allow under certain circumstances for the withdrawal against financial provision (which is currently not contemplated in the FPR). It is therefore uncertain whether these provisions relating to withdrawal will remain in their current form, or at all.
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
Mining royalties and other tax reform.

The Mineral and Petroleum Resources Royalty Act, No.28 of 2008 and the Mineral and Petroleum Resources Royalty Act
(Administration), No.29 of 2008 govern royalty rates for gold mining in South Africa. These acts provide for the payment of a royalty, calculated through a royalty rate formula (using rates of between 0.5% and 5.0%) applied against gross revenue per year, payable half yearly with a third and final payment thereafter. The royalty is tax deductible and the cost after tax amounts to a rate of between 0.33% and 3.3% at the prevailing marginal tax rates applicable to the taxed entity. The royalty is payable on old unconverted mining rights and new converted mining rights. Based on a legal opinion the Company obtained, mine dumps created before the enactment of the Mineral and Petroleum
Resources Development Act (“MPRD Act”) fall outside the ambit of this royalty, and consequently the Company does not pay any royalty on any dumps created prior to the MPRD Act. Introduction of further revenue-based royalties or any adverse future tax reforms could have an adverse effect on our business, operating results and financial condition.
On May 20, 2025, the draft Mineral Resources Development Bill (the "MPRD Bill") was gazetted for public comment. The two main areas of concern in the MPRD Bill are the requirement to now be granted a mining right for movable tailings dumps and a new Black
Economic Empowerment (“BEE”) and transformation regime. The other notable concern with respect to the MPRD Bill relates to suggested
‘Beneficiation’. Subsequent to the MPRD Bill being gazetted on May 20, 2025 for public comment, “interested and affected parties” were allowed to make representations to the DMPR. DRDGOLD has submitted its written representations to the DMPR.
Requirement of a mining right
Currently, and as a general proposition in the mining industry, the processing of movable tailings dumps does not constitute “mining” for the purposes of the MPRD Act. Movable tailings dumps created before May 1, 2004, when the MPRD Act became effective, are not subject to the MPRD Act and can be processed without a mining right. Tailings dumps processed by companies like DRDGOLD are all movable in nature, and the MPRD Bill, if it ultimately amends the MPRD Act, will radically change companies’ ability to process these movable tailings dumps.
BEE and transformation regime
Currently, there is no requirement for BEE when applying for a Prospecting Right. The MPRD Bill changes BEE and transformation imperatives to those which currently apply to the Mining Industry. The MPRD Bill amends the definition of “this Act” to include “the Codes of Good Practice for the South African Minerals Industry and Housing and Living Conditions Standards for the Minerals Industry”,
Gazetted on 29 April 2009 (“Codes”). The MPRD Bill makes these Codes enforceable legislation. The Codes conflict with the transformation imperatives in the remainder of the MPRD Bill.
Beneficiation
"Beneficiation” is defined as “value addition to a higher value over baselines determined by the Minister” (the Minister of Mineral and
Petroleum Resources). Therefore, the State has control over what comprises beneficiation. The Minister can prescribe “conditions required to ensure security of supply for local beneficiation”. The MPRD Bill provides that “Every producer of minerals must make available minerals or mineral products for local beneficiation”. In summary, the Minister of the DMPR can determine what comprises “beneficiation”, can make regulations with respect to promotion of “beneficiation” and mining companies will be compelled to ensure supply of minerals for
“beneficiation” in South Africa.

4C. ORGANIZATIONAL STRUCTURE
The following chart shows our principal subsidiaries as of June 30, 2025 and as of September 30, 2025 respectively. All of our subsidiaries which are duly registered private companies with independent legal personality, incorporated in South Africa. Our voting interest in each of our subsidiaries are equal to our ownership interests. We hold the majority of our subsidiaries directly or indirectly as indicated below. Refer to Exhibit 8.1 for a list of our significant subsidiaries.
As at September 30, 2025:
1Sibanye Gold Proprietary Limited trading as Sibanye-Stillwater. During August 2025, Sibanye-Stillwater purchased additional shares in the market due to the new share issuances made by the Company to settle its employee share plan, as described in Item 10B. Sibanye-
Stillwater's shareholding  as at June 30, 2025 was 50.1%; as at 30 September 30, 2025 was 50.16% and as at October 30, 2025: 50.1%.
2Includes shareholding by subsidiary, EMO of 0.25% and shareholding by directors of the Company of 0.16%. Such shareholding is classified as non-public. As at October 23,2025, EMO no longer held DRDGOLD shares.
Ergo was previously owned by Ergo Mining Operations (Proprietary) Limited (EMO). EMO was 74% owned by DRDGOLD Limited and
26% by our broad-based black economic empowerment (BBBEE) partners – Khumo Gold SPV Proprietary Limited (Khumo) and the
DRDSA Empowerment Trust. In FY2015, an agreement with our BBBEE partners entailing a roll-up of shareholding included the substitution of their 26% shareholding in EMO for 8.1% and 2.4% shareholding in DRDGOLD Limited respectively. At 30 June 2025,
Khumo and the DRDSA Empowerment Trust held nil shares in DRDGOLD. In terms of the “once empowered, always empowered”
principle, the transaction is deemed to still provide compliance with ownership element of the Mining Charter.
4D. PROPERTY, PLANT AND EQUIPMENT
Description of Significant Subsidiaries' Properties and Mining Operations
Mineral Reserves and Mineral Resources summary disclosures
The financial and technical assumptions underlying the Mineral Resources and Mineral Reserves estimations contained in this report and in the Technical Report Summary or Summaries (“TRSs”) included as exhibits in this report are current as at June 30, 2025, the period covered by each of the respective reports. Such assumptions rely on various factors that may change after the reporting period, including as a result of operational reviews which the Company undertakes from time to time and when necessary.  The TRSs which are filed as exhibits to this report in accordance with Item 601(86) and Item 1300 of Regulation S-K have been prepared by the Qualified Persons named therein and are based on their observations and assumptions.
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
Summary of operations
DRDGOLD owns 100% of the issued share-capital in both Ergo and FWGR. Both are managed surface tailings retreatment operations producing gold. Ergo operates across central and east Johannesburg, within the Gauteng Province and FWGR in Carletonville on the far West Rand of the Gauteng Province. In order to improve synergies, effect cost savings and establish a simpler group structure,
DRDGOLD restructured the Group’s surface operations (Crown, ERPM’s Cason Dump surface operation and ErgoGold) into Ergo with effect from July 1, 2012. On July 31, 2018, DRDGOLD acquired WRTRP Assets, which are surface gold processing assets and tailing storage facilities associated with Sibanye-Stillwater’s WRTRP, and subsequently renamed it FWGR.
DRDGOLD also owns 100% of ERPM. In December 2018, ERPM concluded revised agreements to dispose certain of its underground assets to OroTree Limited (“OroTree”) which included the disposal of ERPM’s underground mining and prospecting rights.
Underground mining infrastructure was not sold. ERPM’s underground gold mining infrastructure is under care and maintenance.
At June 30, 2025, Ergo employed 693 full-time employees. In addition, specialist service providers deployed a further 1945 employees to our operations bringing the total number of in-house and outsourced employees to 2,638 at June 30, 2025 (at June 30, 2024:
2,470; at June 30, 2023: 2,600).  At June 30, 2025, FWGR employed 168 full-time employees. In addition, specialist service providers deployed a further 572 employees to our operations bringing the total number of in-house and outsourced employees to 740 at June 30, 2025
(at June 30, 2024: 451; at June 30, 2023: 452). The increase in FWGR specialist service providers is as a result of the capital projects in progress, namely RTSF and DP2 plant expansion.
DRDGOLD has numerous surface, mining and prospecting rights and has strong security in title to its reserves and resources, vested in various subsidiaries. In addition to security in title, permission is required from the authorities before reclamation may start, either in the form of a mining right or environmental authorization. Mining rights are issued for a specific period of time, and if the reserve is not exhausted by the time the right expires, it may be renewed, during which time the holder may continue mining. Our operations have been issued all the rights and authorizations for those sites that are currently being mined and they are in good standing with the regulators. All required operating permit and licenses have been obtained and are in good standing with the regulators. More detailed information on the various properties' mineral title can be found under the “Legal aspects and permitting” here below.
Below is a geographical representation of the location on Ergo and FWGR within South Africa:

Legend
ERGO
FWGR
GAUTENG PROVINCE
SOUTH AFRICA
Pretoria
Bronkhorstspruit
Magaliesburg
Johannesburg
Springs
Soweto
Brakpan
Germiston
Carletonville
Vereeniging
Vanderbijlpark

Summary of production

The following table sets out aggregate production for Ergo and FWGR for the last three fiscal years:
Total aggregate gold production	2025	2024	2023

Gold produced (ounces)	155,288	160,818	169,820

DRDGOLD's summary Mineral Resources (Exclusive of Mineral Reserves) are set forth in the tables below:
Mineral Resources (Exclusive of Mineral Reserves) as of June 30, 2025
	Measured Resources				Indicated Resources				Inferred Resources				Total
	Tonnes	Grade	Gold Content		Tonnes	Grade	Gold Content		Tonnes	Grade	Gold Content		Tonnes	Grade	Gold Content
	(mill)	(g/ tonne)	('m ozs)	(tonnes)	(mill)	(g/ tonne)	('m ozs)	(tonnes)	(mill)	(g/ tonne)	('m ozs)	(tonnes)	(mill)	(g/ tonne)	('m ozs)	(tonnes)

Ergo	—	—	—	—	42.43	0.3	0.41	12.73	—	—	—	—	42.43	0.30	0.41	12.73
FWGR [1]	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total	—	—	—	—	42.43	0.30	0.41	12.73	—	—	—	—	42.43	0.30	0.41	12.73

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
These Mineral Resources are stated exclusive of Mineral Reserves.
In situ Mineral Resource estimate reported according to S-K 1300 requirements
No geological losses applied

DRDGOLD's summary Mineral Reserves are set forth in the tables below:
Mineral Reserves as of June 30, 2025
	Proved Reserves				Probable Reserves				Total Reserves
	Tones	Grade	Gold Content		Tonnes	Grade	Gold Content		Tonnes	Grade	Gold Content
	(mill)	(g/tonne)	('m ozs)	(tonnes)	(mill)	(g/tonne)	('m ozs)	(tonnes)	(mill)	(g/tonne)	('m ozs)	(tonnes)

Ergo	150.54	0.30	1.46	45.16	282.83	0.24	2.22	67.88	433.37	0.26	3.68	113.04
FWGR	196.63	0.32	2.04	63.33	12.88	0.33	0.13	4.25	209.51	0.32	2.17	67.57
Total	347.17	0.31	3.50	108.49	295.71	0.24	2.35	72.13	642.88	0.28	5.85	180.62

Notes:
The figures contained in the tables are rounded, which may result in minor computational discrepancies which are not deemed to be significant.
The Mineral Reserves constitute the feed to the gold plants
The Mineral Reserves are stated at a price of R1,689,997/kg
The input studies are to a PFS level of accuracy
No mining losses or dilution has been applied in the conversion process nor has a mine call factor been applied.
Tonnes and grade Run-of-Mine (RoM) as delivered to the plant
The Mineral Reserve estimates contained herein may be subject to legal, political, environmental or other risks that could materially affect the potential development of such Mineral
Reserves

Properties and location
The Ergo plant is located approximately 25 miles (40 kilometers) east of the Johannesburg’s central business district in the province of Gauteng on land owned by Ergo. Access to the Ergo plant is via the Ergo Road on the N17 Johannesburg-Springs motorway.
Following the restructuring of the Crown operations, which consisted of three separate locations, City Deep, Crown Mines and
Knights, into a single surface retreatment operation in Ergo, these mining rights were transferred to Ergo in March 2014. The Crown Mines plant and sites were closed down in March 2017 and rehabilitated.
The City Deep operation is located on the West Wits line within the Central Goldfields of the Witwatersrand Basin, approximately
3 miles (5 kilometers) south-east of the Johannesburg central business district in the province of Gauteng. Access is via the Heidelberg Road on the M2 Johannesburg-Germiston motorway. The City Deep plant continues to operate as a pump station feeding the metallurgical plant.
The Knights operation is located at Stanley and Knights Road Germiston off the R29 Main Reef Road. The Knights plant was reconfigured from an operating metallurgical plant to operate as a pump/milling station from April 1, 2023.
As of June 30, 2025 and September 30, 2025, no material encumbrances exist on Ergo's property.
As of June 30, 2025, the net book value of Ergo’s mining assets was R4,932.9 million (2024: R4,667.0 million).
Below is a geographical representation of the location of individual material properties of Ergo and FWGR:  (Figure A)
FWGR’s assets consists of the currently operational Driefontein 2 plant (“DP2”), Driefontein 4 TSF which is a current active tailings deposition facility, pilot plant, which is a moveable LogiProc pilot plant established to test the processes, techniques and assumptions made in the definitive level design of the full scale retreatment of dumps. FWGR currently owns six tailings storage facilities on the West
Rand between Roodepoort and Carletonville, approximately 43 miles (70km) South West of Johannesburg (Figure A).
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
As of June 30, 2025, and September 30, 2025, no material encumbrances exist on FWGR's property.
At June 30, 2025, the net book value of FWGR’s mining assets was R3,581.1 million (2024: R2,098.3 million).
Surface reclamation operations including the treatment of sand from ERPM’s Cason Dump, was conducted through the Knights metallurgical plant, tailings deposition facilities and associated facilities until ERPM’s surface mining assets were transferred to Ergo as part of the restructuring which took place on July 1, 2012.
As of June 30, 2025, and September 30, 2025, no encumbrances exist on ERPM's property.
At June 30, 2025, the net book value of ERPM’s mining assets was zero (2024: zero).

Geology
DRDGOLD’s surface deposits are the residue (“tailings”) of the mining and metallurgical process for the recovery of gold and uranium ores of the gold bearing late Archaean (2.7Ga to 3.2Ga) Witwatersrand sedimentary basin. The Witwatersrand Basin is the largest gold bearing metallogenic province globally and is unconformably overlain by units of the Ventersdorp Supergroup (~2.7Ga), the Transvaal
Supergroup (~2.6Ga), and the Karoo Supergroup (~280Ma).
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
Mining method
Material processed by Ergo is sourced from surface sources namely, sand and slime and are reclaimed separately. FWGR's only source is slime.
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
TSFs are mined through hydro-mining using high-pressure jets of water to dislodge tailings material or move sediment for transportation as a slurry to processing plants. The hydro-mining removes the tailings material from the top of a TSF to the natural ground level in 15m to 20m layers. Hydraulic mining provides slurry feedstock to the plants continuously. Ergo also uses mechanical front end loaders to load slimes/sand material. Material is re-pulped with water and pumped to the plants.
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
Knights Plant:  Commissioned in 1988, this surface/underground plant comprises a circuit including screening, primary cycloning, milling in closed circuit with hydrocyclones, thickening, oxygen preconditioning, CIL, elution, electro-winning and smelting to doré. The Knights plant, although historically part of the Crown operation, is located further east and considerably closer to the Brakpan TSF. Due to the location of the Knights plant it deposited waste on the Brakpan TSF. The Knights plant has an installed capacity to treat an estimated 3.6Mt per year. During fiscal year 2023 the Knights plant was reconfigured to operate as a milling and pump station and feeds material to the Ergo plant.
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
Driefontein 2 Plant: Recommissioned in fiscal year 2019, this surface/underground plant was refurbished and modifications made to the milling and cyclone circuit to increase its capacity to 600tpm, to ensure the production of a finer grind for gold liberation.
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
Ergo currently uses the Brakpan TSF as deposition facility, and FWGR, the Driefontein 4 TSF. Ergo requires the deposition capacity from the Daggafontein and Withok TSFs to receive additional tailings capacity in order to deliver into its life of mine. FWGR requires the RTSF to ensure adequate storage facilities for the long-term deposition of all tailings arising from FWGR operations.

The Withok TSF public participation process has been completed in FY2025 and the project is in authorization phase.
Commissioning of the TSF is expected within the next three to four years. The construction of the RTSF is progressing well, with a total depositional capacity of 800Mt, one third of this capacity will be available in the first quarter of FY2027, which aligns with the commissioning of the DP2 plant expansion. The RTSF will have sufficient storage capacity to also accommodate new risings up to a rate of
2.4Mtpm from the mining of available TSFs in the area well into the future.
Up to May 2024 both operations obtained their power ultimately from the Eskom grid and therefore are currently exposed to the material risks associated with Eskom. Ergo operations receive power from several substations and mining sites are supplied power via several separate feeds. Currently, the Ergo plant demands peaks at 16MVa and the Brakpan TSF at 8MVa. Ergo operates 24-7-365 and the plant receives power at 22KV overhead lines from the solar plant or via Eskom’s 88kV Vlakfontein distribution. Ergo commissioned the solar power plant and Battery Energy Storage System ("BESS") (60MW solar PV plant and 160mWh BESS) in November 2024, and as at
June 30, 2025, it was functioning at 97% designed capacity and now largely meets the day time power needs of the Ergo operation. At
FWGR, power is currently supplied from Eskom’s 132kV and 44kV grid to various Sibanye owned gold mines in the vicinity of FWGR’s operations. The power requirement of FWGR remains within the current surplus capacity of the Driefontein and Kloof mining complexes.
Exploration
Exploration and development activity at Ergo and FWGR involves the drilling of surface dumps and evaluating the potential for gold and other commodities bearing surface material in the determination of its Mineral Resources and Mineral Reserves. These exploration programmes comprise:
•surveying to determine physical dimensions and volumes;
•auger or reverse circulation drilling programs to permit sampling and analyzing for gold content and mapping of the gold distribution;
•metallurgical and flow sheet development test work; and
•tailings toxicity tests and specific gravity determination.
During the current year, additional drilling works on the Crown Complex were undertaken to convert the Crown Complex TSF to a
Mineral Reserve and include it in the Ergo life of mine.
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
60%-70% of all process water make up at Ergo is drawn from the Brakpan TSF to various reclamation sites by way of return water columns.
Another 20% water is drawn from lakes and dams in the region in terms of the requisite extraction licenses. A further 14% of process water top up needs are from treated underground acid mine drainage (AMD) drawn from Trans-Caledon Tunnel Authority (TCTA). DRDGOLD has the right to use up to 30 Ml of AMD water per day. Potable water is used only where the sensitivity of equipment requires it and for certain early stages of irrigation to settle in newly established vegetation on TSFs. At FWGR, all water harvested from Driefontein 4 TSF is used. This amounts to approximately 55% of process water requirements. The balance is made up from underground mine dewatering. Water use licenses are available for the pumping of water from underground workings at Kloof 10 shaft and Driefontein 10 shaft, and the consumption planned from these shafts will not exceed the pumping rates approved in the respective WULs. Potable water consumption is limited to drinking and change houses and flocculant make up for usage in the plant.
Water pollution
A closed water system is designed to avoid having to treat water or having to discharge into surface water courses. Overflows of return water dams may, depending on their location, pollute surrounding streams and wetlands. Ergo and FWGR have an ongoing monitoring program to ensure that its water balances (in its reticulation system, on its tailings and its return water dams) are maintained at levels that are sensitive to the capacity of return water dams. Any water discharge is contained through paddocks on reclaimed sites, storm water run-off and water systems that pump rain or excess water into the system. Another possible source of water discharge is attributed mainly to compromised or aging pipes that may cause leaks. Continuous monitoring of pipelines to timeously identify water leaks and minimize water seepages is managed through the use of technology that identifies leaks by loss of pressure, together with pipeline patrols. A comprehensive maintenance plan is in place to replace compromised pipelines.
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
The government appointed TCTA to construct a partial treatment plant (neutralization plant) to prevent the ground water being contaminated. TCTA completed the construction of the neutralization plant for the Central Basin and commenced treatment during July
2014. As part of the heads of agreement signed in December 2012 between EMO, Ergo, ERPM and TCTA, sludge emanating from this plant is co-disposed onto the Brakpan TSF together with processed material from the Ergo plant. Partially treated water is then discharged by
TCTA into the Elsburg Spruit. This agreement includes the granting of access to the underground water basin through one of the ERPM shafts and the rental of a site onto which it constructed its neutralization plant. In exchange, Ergo and its associate companies including
ERPM have a set-off against any future directives to make any contribution toward costs or capital of up to R250 million. Through this agreement, Ergo also secured the right to purchase up to 30 ML of partially treated AMD, a day, from TCTA at cost, in order to reduce
Ergo’s reliance on potable water for mining and processing purposes.
Refer Item 18. ‘‘Financial Statements - Note 27.2 Contingent liability for environmental rehabilitation” for disclosures on potential pollution impact on ground water through seepage.
Environmental rehabilitation closure providing and funding
While the ultimate amount of rehabilitation costs to be incurred is uncertain, we have estimated that the total cost for Ergo, in current monetary terms as at June 30, 2025 is approximately R411.4 million (2024: R490.9 million). As at June 30, 2025, a total of R172.0 million (2024: R156.8million) is invested in liquid money market funds and hedge funds in the Guardrisk Cell Captive, as security for financial guarantees issued for rehabilitation costs.
We have estimated that the total cost for FWGR, in current monetary terms as at June 30, 2025 is approximately R142.3 million
(2024: R116.4 million).  As at June 30, 2025, a total of R576.3 million (2024: R525.3 million) is invested in liquid money market funds and hedge funds in the Guardrisk Cell Captive, as security for financial guarantees issued for rehabilitation costs.
Guardrisk has guarantees in issue amounting to R941.3 million (2024: R951.8 million) to the DMPR on behalf of the DRDGOLD
Group related to the Group's environmental obligations. The funds for environmental rehabilitation in the cell captive serve as collateral for these guarantees.
We have estimated that as at June 30, 2025 the present discounted value of the total cost of rehabilitation for ERPM is approximately R5.0 million (2024: R9.4 million). A total of R16.8 million (2024: R15.4 million) is held in fixed income investment funds and is available for the settlement of these rehabilitation costs.
Legal aspects and permitting
Tailings storage facilities, in most instances, are considered movable and capable of being owned under the common law separately from land. As such, they are distinguishable from underground minerals, which can no longer be individually owned in South
African but in respect of which the DMPR may issue mining rights in terms of the MPRDA of 2002 (MPRDA), as amended. The construct of the MPRDA caused the minerals in certain TSFs to therefore fall outside the regulatory reach of the MPRDA. The transitional arrangements of the MPRDA provided for existing operations, however, to convert old order rights (Mining Licenses held under the previous dispensation) to new order rights. Ergo successfully converted its old order licenses to mining rights. In terms of reserves in TSFs which are owned by common law and are not covered by a  Mining right, Environmental and Waste Management Approvals are obtained from the
DMPR for the retreatment of such TSFs.
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
Mining rights and Prospecting Rights held are listed under the Ergo Mining Proprietary Limited subsidiary. DRDGOLD has numerous surface, mining and prospecting rights, and ownership of the surface rights and mine dumps vests in various legal entities.
Ergo’s title to its TSFs is vested in common law ownership, mining and prospecting rights and third-party agreements, including environmental approvals in respect of the same. Ergo has submitted applications for the renewal of its mining rights and prospecting rights.
The renewal applications were made to the DMPR on different dates per mining right. Ergo, in the process of renewal, is in the process of consolidating its mining rights and as such has applied to extend the mining period for a further 30 years through its consolidated MWPs.
The period of 30 years is the maximum period allowable for a mining might renewal as detailed in the MPRDA, as amended. A mining right in respect of which an application for renewal has been lodged shall despite its expiry date remain in force until such time as such application has been granted or refused. Water use licenses are applied for as and when required to remain compliant with relevant legislation. Ergo complies with all the conditions for renewal and has no reason to believe that the submitted renewals would not be granted. Ergo is in constant communication with the DMPR and is submitting the required information as per their requests to finalize these renewal applications.
Our primary Tailings Storage Facilities (TSFs) are subject to a five-yearly Dam Safety Evaluation (DSE) by an independent
Approved Professional Person (APP), who is required to make proposals in a prescribed form to the regulator, the Department of Water and
Sanitation (DWS), based on his findings, for the implementation of his recommendations. These recommendations may include adjustments to deposition rates or other recommendations that may result in changes, limitations or restrictions on the use of the TSF, which may impact our throughput rate and affect production.
Each operation monitors the geo-technical integrity of its TSFs carefully in accordance with a prescribed set of parameters. Any deterioration in any of these parameters may result in a reduction in or suspension of throughput which may affect production.
The Brakpan TSF is a mature facility and is approaching its final phase as a mega-volume tailings storage facility. Therefore, in light of Ergo’s planned future production plans, Ergo has commenced with the process of recommissioning the adjacent Withok TSF, to create an additional 310 million tonnes of deposition capacity. The requisite public participation process has been completed and the project is in its authorization phase. Commissioning is planned to occur within the  next three to four years. Ergo plans to maintain its current deposition rate of 1.65 million tonnes per month for another three to four more years before moving onto the adjacent Withok TSF.
The regulatory process to recommission Withok is complex, though, and the regulator may not approve all aspects of the envisaged design. The footprint and location of the facility also make for a challenging construction process, and this may result in target dates not being met, and planned throughput rates not being achieved.  Regulatory and construction delays in commissioning replacement tailings storage facilities as existing facilities approach capacity could result in reduced or suspended deposition and adversely affect our production and results of operations.
At FWGR, key projects to increase such a deposition capacity include the development of the RTSF as part of the Phase 2 FWGR project.  The timing to have the new facilities online is critical, as a delay may result in reduced deposition rates or a suspension of deposition which will have an adverse financial impact on the business if interim alternative deposition facilities cannot be obtained.
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
FWGR entered into a smelting agreement with Sibanye-Stillwater to smelt and recover gold from gold loaded carbon produced at the DP2 plant, and deliver the gold to Rand Refinery. In exchange for this service, Sibanye-Stillwater receives a fee based on the smelting costs plus 10% of the smelting costs. Rand Refinery performs the final refinement of all gold produced. Up to April 11, 2022, FWGR also engaged its fellow subsidiary, Ergo Mining Proprietary Limited, to act as its agent and representative and to enter into a refining services arrangement with Rand Refinery for the sale, marketing and export of the refined gold of the Company. After April 11, 2022, FWGR continued to engage Ergo Mining Proprietary Limited, to act as its agent and representative to sell gold directly to the South African Bullion banks. This agreement is expected to be in place until FWGR obtains its own depository account with Rand Refinery.
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
Impediments on rights to mine
Grootvlei Complex
Ergo's application for the renewal of its prospecting rights over Grootvlei dumps 6L16, 6L17 and 6L17A to the DMPR was granted in July 2022. During the 2023 financial year, an external party raised a conflicting claim of common law ownership of 6L16, 6L17 and
6L17A TSFs. The Grootvlei TSFs have been excluded from Mineral Reserves and Resources and the life of mine, as common law ownership could not be secured and the prospecting rights lapsed and could not be renewed further. Ergo has a mining right over 6L14 dump via mining right GP158MR.
Marievale Complex
Ergo purchased 7L4 from EBM Project Proprietary Limited ("EBM") during the current financial year.
Ergo acquired the Marievale TSFs 7L5, 7L6 and 7L7 – in terms of a written notarial executed deed of sale in 2019 and took possession of the TSFs on 8 April 2019. It has since also obtained the requisite National Environmental Management Act, 1998 regulatory approvals to retreat the said TSFs. During the 2022 financial year, the owner of the land on which 7L5, 7L6 and 7L7 are situated – an estimated 36.5 million tonnes out of the total 54.1 million tonnes comprising the Marievale cluster – notified Ergo that in its view, the said
TSFs had acceded to the land, and that it had become the owner of the TSFs. Ergo disputed the claim of legal title and referred the matter to arbitration as all ownership requirements were met when the TSFs were purchased by Ergo. Following the lodging of legal proceedings, the parties settled the dispute and Ergo during the 2023 financial year entered into a commercial arrangement with the land-owner whereby the landowner has renounced its entire right, title and interest in and to the TSFs in the favor of Ergo against payment of an agreed sum. The
7L4, 7L5, 7L6 and 7L7 TSFs have been classified as Mineral Reserves in fiscal year 2024 and fiscal year 2025.
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

Production
Ergo
For fiscal year 2025, production decreased to 111,657 ounces from 116,994 ounces in fiscal year 2024 mainly due to a decline in the average yield from 0.226g/t in fiscal year 2024 to 0.178g/t in fiscal year 2025.The lower yield reflects both depletion of higher grade material from clean-up activities at Ergo's completed reclamation sites and a buildup in tonnage from new, lower grade reclamation sites.
Tonnage throughput increased from 16.1Mt to 19.5Mt as a result of being unaffected by delays in the commissioning of new reclamation sites and community related disruptions that charaterized fiscal year 2024.
Cash operating costs increased by $203 per ounce, or 13%, from $1,621 per ounce in fiscal year 2024 to $1,824 per ounce in fiscal year 2025 mainly due to the decrease in gold produced and higher reagent and consumable stores consumption as a result of the higher volume throughput.

The following table details certain production and financial results of Ergo for the past three fiscal years.
	2025	2024	2023
Production (metric)
Ore milled ('000 tonnes)	19,487	16,101	17,334
Recovered grade (oz/ton)	0.006	0.008	0.008
Gold produced (ounces)	111,657	116,994	126,385
Results of Operations
Revenue (R million)	5,671.5	4,524.9	4,108.6
Cost of sales (R million)	(3,952.9)	(3,673.2)	(3,320.2)
Cash operating costs (R million)[1]	(3,699.2)	(3,571.0)	(3,183.2)
Cash operating costs (R/kilogram)[1]	1,064,447	974,764	809,199
All-in sustaining costs (R/kilogram) [1]	1,149,134	1,066,948	895,741
All-in cost (R/kilogram) [1]	1,251,985	1,652,688	1,041,733
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

FWGR
For fiscal year 2025, production decreased to 43,628 ounces from 43,820 ounces produced in fiscal year 2024. The gold produced decreased due to the decreased volume throughput  from 6.2Mt in fiscal year 2024 to 6.1Mt in fiscal 2025. This was marginally offset by a increase in average yield from 0.221g/t in fiscal year 2024 to 0.222g/t in fiscal year 2025.
Cash operating costs increased by $81 per ounce, or 11%, from $762 per ounce in fiscal year 2024 to $843 per ounce in fiscal year
2025 mainly due to expansion-related staffing increases, inflationary pressures on labor costs, higher maintenance requirements for aging plant equipment and reagent and consumable cost increases.

The following table details certain production and financial results of FWGR for the past three fiscal years.
	2025	2024	2023
Production (metric)
Ore milled ('000 tonnes)	6,126	6,166	5,698
Recovered grade (oz/ton)	0.008	0.008	0.008
Gold produced (ounces)	43,628	43,820	43,435
Results of Operations
Revenue (R million)	2,206.7	1,714.8	1,387.7
Cost of sales (R million)	(798.0)	(756.3)	(589.9)
Cash operating costs (R million)[1]	(673.5)	(622.3)	(504.9)
Cash operating costs (R/kilogram)[1]	492,049	458,207	368,206
All-in sustaining costs (R/kilogram) [1]	549,187	543,553	545,780
All-in cost (R/kilogram) [1]	1,706,470	1,044,207	550,717
[1] Cash operating cost, cash operating costs per kilogram, all-in sustaining costs per kilogram and all-in costs per kilogram are financial measures of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations. These are all non IFRS measures. For a reconciliation of these measures to the nearest IFRS measure see Item 5A: “Operating
Results - Reconciliation of cash cost per kilogram, all-in sustaining costs per kilogram and all-in costs per kilogram.”

Capital Expenditure
Ergo
For a discussion of capital expenditures in fiscal years 2023, 2024 and 2025, see "Item 5.A. Operating and Financial Review and
Prospects—Capital expenditure".
Capital expenditure related to material growth projects are financed on a project-by-project basis which may include bank facilities and existing cash resources. Sustaining capital expenditure is financed from cash generated from operations and existing cash resources. For a summary of capital expenditure, see Item 5A. Operating Results.
Advance planning is ongoing for the recommissioning of the Withok TSF to increase deposition capacity for Ergo. The increase in deposition capacity is required for the processing of the Crown Complex, which has been moved to a Probable Mineral Reserve.
During fiscal year 2025 capital was expended to complete the construction of the solar power project, to reduce Ergo’s reliance on the Eskom grid and reduce its carbon footprint. Further capital spend in fiscal year 2025 relates to the Daggafontein TSF recommissioning.

The majority of the capital expenditure in fiscal year 2024 was expended to complete phase 1 of the solar power project, while phase 2 of the project was completed and commissioned in the second quarter of fiscal year 2025.
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
Mineral Reserves and Mineral Resources Estimation
Mineral Resources

DRDGOLD's summary Mineral Resources (Exclusive of Mineral Reserves) are set forth in the tables below:
Mineral Resources (Exclusive of Mineral Reserves) as of June 30, 2025
	Measured Resources				Indicated Resources				Inferred Resources				Total
	Tonne s	Grade	Gold Content		Tonne s	Grade	Gold Content		Tonne s	Grade	Gold Content		Tonne s	Grade	Gold Content
	(mill)	(g/ tonne)	('m ozs)	(tonne s)	(mill)	(g/ tonne)	('m ozs)	(tonne s)	(mill)	(g/ tonne)	('m ozs)	(tonne s)	(mill)	(g/ tonne)	('m ozs)	(tonne s)

Ergo	—	—	—	—	42.43	0.3	0.41	12.73	—	—	—	—	42.43	0.27	0.41	12.73
FWGR [1]	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total	—	—	—	—	42.43	0.30	0.41	12.73	—	—	—	—	42.43	0.27	0.41	12.73

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
Estimation methods vary depending on data distribution and statistics. A block model is generated and used to evaluate the potential for inclusion into a mine plan. The applied Mineral Resource classification is a function of the confidence of the entire process from surveying, drilling, sampling, assaying, geological understanding and/or geostatistical relationships. Mineral Resources estimates are reported in situ.
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

	ERGO	FWGR
Cut-off assumptions
Gold price (R)	1,689,997	1,689,997
Working cost (R/tonne)	139	119
Plant recovery (%)	41%	51%
Mine call factor (%)	100	100
Cut-off grade (g/t)	0.20	0.13
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
Mineral Reserves

DRDGOLD's summary Mineral Reserves are set forth in the tables below:
Mineral Reserves as of June 30, 2025
	Proved Reserves				Probable Reserves				Total Reserves
	Tonnes	Grade	Gold Content		Tonnes	Grade	Gold Content		Tonnes	Grade	Gold Content
	(mill)	(g/tonne)	('m ozs)	(tonnes)	(mill)	(g/tonne)	('m ozs)	(tonnes)	(mill)	(g/tonne)	('m ozs)	(tonnes)

Ergo	150.54	0.30	1.46	45.16	282.83	0.24	2.22	67.88	433.37	0.26	3.68	113.04
FWGR	196.63	0.32	2.04	63.33	12.88	0.33	0.13	4.25	209.51	0.32	2.17	67.57
Total	347.17	0.31	3.50	108.49	295.71	0.24	2.35	72.13	642.88	0.28	5.85	180.62

Notes:
The figures contained in the tables are rounded, which may result in minor computational discrepancies which are not deemed to be significant.
The Mineral Reserves constitute the feed to the gold plants
The Mineral Reserves are stated at a price of ZAR1,689,997/kg
The input studies are to a PFS level of accuracy
No mining losses or dilution has been applied in the conversion process nor has a mine call factor been applied.
Tonnes and grade Run-of-Mine (RoM) as delivered to the plant
The Mineral Reserve estimates contained herein may be subject to legal, political, environmental or other risks that could materially affect the potential development of such Mineral Reserves

Key parameters used in the determination of Mineral Reserves June 30, 2025
	Recovery	Mine call factor	Operating costs	Average cut- off grade
	%	%	R/t	g/t

Ergo	41	100	139	0.20
FWGR	51	100	119	0.13
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
Mineral Reserves changed in the past two fiscal years as follows:
•Mineral Reserves increased from 5.53 million ounces at June 30, 2024, to 5.85 million ounces (a increase of 6%) at June
30, 2025, mainly due to the Crown Complex (272.0Mt @0.234g/t) being included in the Life of Mine plan and the
Complex was classified from an Indicated Mineral Resource to a Probable Mineral Reserve. The above mentioned movement is attributable to Ergo.
•Mineral Reserves decreased from 5.79 million ounces at June 30, 2023, to 5.53 million ounces (a decrease of 4.5%) at
June 30, 2024, mainly because of depletion through ongoing mining activities.
The life-of-mine for Ergo based on Proven and Probable Mineral Reserves S-K 1300 as at June 30, 2025, was 22 years (June 30,
2024: 18 years).

The life of mine for FWGR based on Proven and Probable Mineral Reserves under S-K 1300 as at June 30, 2025 was 16 years
(June 30, 2024: 17 years).
The year on year Mineral Reserve reconciliation is shown below:

	Tonnes (Mt)	Grade Au (g/t)	Au Ounces (Moz)
Mineral Reserves as at June 30, 2024	582.23	0.30	5.53
Depletion of Mineral Reserves – Ergo	(18.22)	0.33	(0.19)
Survey adjustments - Ergo	0.23	1.28	0.01
Removed from Mineral Reserves - Ergo - Daggafontein TSF	(192.79)	0.24	(1.49)
Removed from Mineral Reserves to Not in Reserve	(1.53)	0.47	(0.02)
Added to Mineral Reserves - Ergo - addition of Crown Complex	279.45	0.24	2.10
Depletion of Mineral Reserves - FWGR	(6.49)	0.42	(0.09)
Mineral Reserves at June 30, 2025	642.88	0.28	5.85
The figures contained in the table are rounded, which may result in minor computational discrepancies which are not deemed to be significant. Depletion based on block model surveys
Gold Price Assumptions
The estimation of Mineral Reserves and Mineral Resources requires the economic assessment to demonstrate reasonable prospects for economic extraction. Assumptions in the economic assessment includes a gold price. The Company has estimated the gold price based on consensus forecasts obtained from various sources which provided a range as of June 30, 2025. The lowest range of these forecasts was selected to take into account the volatility experienced in the current global economic conditions.

Year ended June 30, 2025	Gold price
Rand gold price per kilogram	1,689,997
Dollar gold price per ounce	2,982
ZAR/USD rate	17.63

Year ended June 30, 2024	Gold price
Rand gold price per kilogram	1,170,587
Dollar gold price per ounce	1,973
ZAR/USD rate	18.46
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
responsible for the compilation and reporting of Ergo’s Mineral Resources is Mr Mpfariseni Mudau and for FWGR is Mr Nicholas Weeks.
The Qualified Person responsible for the compilation and reporting of Ergo’s Mineral Reserves is Professor Steven Rupprecht and for
FWGR is Mr Vaughn Duke.

Qualified Persons	Title	Address	Qualifications	Relevant years Experience
Mpfariseni Mudau Pr.Sci.Nat. 400305/12	Director of The RVN Group Proprietary Limited	Willowbrook Villas, 21 Van Hoof St, Roodepoort, 1724	BSc (Hons) – Geology, MSc (Mining Engineering)	19
Professor Steven Rupprecht HFSAIMM 701013	Associate Principal Mining Engineer of the RVN Group	Willowbrook Villas, 21 Van Hoof St, Roodepoort, 1724	BSc. Mining Engineering PhD. Mechanical Engineering	38
Nicholas Weeks Pr.Sci.Nat. 155508	Director at Sound Mining International SA Proprietary Limited	Sound Mining House, 2A Fifth Avenue, Rivonia, 2128	BSc (Hons) – Geology, MGSSA	6
Vaughn Duke Pr. Eng 940314 FSAIMM 37179	Partner of Sound Mining Solution Proprietary Limited	Sound Mining House, 2A Fifth Avenue, Rivonia, 2128	BSc Mining Engineering (Hons), MBA	40
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
Reputable commercial laboratories perform the assaying of samples for gold.  These laboratories have quality assurance and quality control measures in place that satisfy Qualified Persons and also meet DRDGOLD’s requirements. The results are also submitted to senior management at Ergo and FWGR to ensure that due process has been followed and to identify any anomalies. Verification of estimates is a routine part of the plant feed sampling programme. Plant feed grades are compared to the expected grades from the Mineral Resource and
Mineral Reserves and updated monthly. Surveys are undertaken monthly, and a reconciliation is reported annually.  Any adjustments for shortfall or overruns are made in the Mineral Resource and Mineral Reserve statement for the following year. Gains or losses are largely related to volume adjustments on survey although adjustment may be made for other reasons. The estimation of Mineral Reserves is an outcome of life of mine and budget planning which runs annually, whereby capital costs, operating costs and other assumptions are interrogated and approved at an executive committee level. The level of the study conducted to support the declaration of the Mineral
Reserves is based on studies conducted to at least a Preliminary Feasibility Study (PFS) level of accuracy.
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
•Quality of the Mineral Assets - the Mineral Resources and Mineral Reserves have all been adequately drilled, their likely content adequately assessed and recovery test work satisfactorily completed. The actual recoveries will be influenced by the actual Run-on-
Mine grade entering the processing plants. This risk could be managed by blending material from different TSFs’, where possible.
•Plant Performance: the management of the risk of a lower-than-expected overall throughput recovery can be mitigated by ensuring optimal processing takes place at the processing plants.
•Tailings Capacity: depending on when the construction of the new or expanded TSF's are completed, deposition rates can be impacted which impacts the volumes the operations can process. Should regulatory approvals further delay the recommissioning of the  Withok TSF, alternative deposition facilities needs to be explored.
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
•Power Supply: power is provided by the national power supplier, Eskom. The national power supply and distribution infrastructure is severely distressed and this results in frequent disruptions to the power delivered to the South African mining industry. There is a curtailment agreement in place with Eskom which requires that during black-outs electricity use is to be curtailed, which is typically achieved by shutting down equipment. The curtailment reduces consumption between 10% and 20%.
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
•Uncertainties regarding  supply chain: A sustained unavailability and increased cost of critical material such as reagents and critical equipment may require Ergo and FWGR to find acceptable substitute suppliers and may also require it to pay higher prices for such materials, potentially affect production and increase operating costs resulting in loss of revenue.
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
Comparison of financial performance for the fiscal year ended June 30, 2024 with fiscal year ended June 30, 2023
This comparison analysis can be found in Item 5 of the Company’s annual report on Form 20-F for the fiscal year ended June 30,
2024 filed with the United States Securities and Exchange Commission on October 30, 2024 (SEC File no. 001-35387).
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
DRDGOLD’s strategic thinking is informed by principles of sustainable development. Our goal is to optimally exploit our entire resource over the long term, thereby seeking sustainable benefits in respect to the following capitals, each of which is essential to our operation – financial, manufactured, natural, human, social and intellectual capital.
We also aim to align and overlap the interests of each of these capitals in such a manner that an investment in any one translates into value-add in as many of the others as possible. We therefore seek to achieve an enduring and harmonious alignment between them, and we pursue these criteria in the feasibility analysis of each investment.
Our profit for fiscal year 2025 increased compared to fiscal year 2024, mainly due to, inter alia, the following:
•the average rand gold price received increased by 31%; and
•marginally offset by the decrease in gold sold due to a decrease in average yield  by 16% to 0.189g/t.
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
Gold price
Our revenues are derived primarily from the sale of gold produced at our surface tailings retreatment operations. As a result, our operating results are directly related to the price of gold, which can fluctuate widely and is affected by numerous factors beyond our control, including industrial and jewelry demand, expectations with respect to the rate of inflation, the strength of the U.S. dollar (the currency in which the price of gold is generally quoted) and of other currencies, interest rates, actual or expected gold sales by central banks, forward sales by producers, global or regional political or economic events, and production and cost levels in major gold-producing regions such as
South Africa. In addition, the price of gold is often subject to rapid short-term changes because of speculative activities. In response to the high world wide inflation, investors globally, as they have in so many previous times of crisis, turned to gold and gold stocks as a safe haven asset, leading to a sustained high average gold price during fiscal year 2025 as result of global economic uncertainty along with the slow economic recovery and consequences of the geopolitical tensions between Israel and Gaza and the ongoing conflict between Russia and
Ukraine.
The demand for and supply of gold affects gold prices, but not necessarily in the same manner that supply and demand affect the prices of other commodities. The supply of gold consists of a combination of new production from mining and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals.
The following table indicates data relating to the dollar gold spot prices for the 2025 and 2024 fiscal years:

	2025 fiscal year	2024 fiscal year	Change
	$ per ounce	$ per ounce	%
Closing gold spot price on June 30,	3,303	2,326	42
Lowest gold spot price during the fiscal year	2,329	1,810	29
Highest gold spot price during the fiscal year	3,432	2,450	40
Average gold spot price for the fiscal year	2,818	2,078	36

All our operations and gold production are based in South Africa, and as a result, the impact of movements in relevant exchange rates is significant to our operating results. The average gold price in rand (based on average spot prices for the year) increased by 19% from
R32,519 per ounce in 2023 to R38,859 per ounce in 2024, and increased by 31% to R51,147 per ounce in 2025.
An increase/(decrease) of 20% in the US dollar gold price throughout fiscal year 2025 would have increased/(decreased) revenue by approximately R1,575.6 million (2024: R1,247.9 million).
An increase/(decrease) of 10% in the rand to US dollar exchange rate throughout fiscal year 2025 would have increased/
(decreased) revenue by approximately R787.8 million (2024: 20%  R1,247.9 million).
Gold production
In fiscal year 2025, gold production decreased to 155,288 ounces (produced from 25.6 million tonnes milled at an average yield of
0.189g/t) from 160,818 ounces in fiscal year 2024 (produced from 22.3 million tonnes milled at an average yield of 0.225g/t). This was mainly due to Ergo’s gold production which decreased to 111,657 ounces in fiscal year 2025 (produced from 19.5 million tonnes milled at an average yield of 0.178g/t) from 116,994 ounces in fiscal year 2024 (produced from 16.1 million tonnes milled at an average yield of 0.226g/
t). The decrease in gold production, at Ergo, is mainly due to the reduction in average yield despite an increase in tonnage throughput. The lower yield is as a result of the depletion of higher grade material from clean-up activities at Ergo's completed reclamation sites and a build-
up in tonnage from new, lower grade reclamation sites. FWGR's production increased to 43,628 ounces in fiscal year 2025 (produced from
6.1 million tonnes milled at an average yield of 0.222g/t) from 43,820 ounces in fiscal year 2024 (produced from 6.2 million tonnes milled at an average yield of 0.221g/t), which is largely in line with the prior year.
In fiscal year 2024, gold production decreased to 160,818 ounces (produced from 22.3 million tonnes milled at an average yield of
0.225g/t) from 169,820 ounces in fiscal year 2023 (produced from 23.0 million tonnes milled at an average yield of 0.229g/t). This was mainly due to Ergo’s gold production which decreased to 116,994 ounces in fiscal year 2024 (produced from 16.1 million tonnes milled at an average yield of 0.226g/t) from 126,385 ounces in fiscal year 2023 (produced from 17.3 million tonnes milled at an average yield of 0.227g/
t). The decrease at Ergo was mostly due to the reduction in tonnage throughput which was impacted by the late commissioning of the 5L27 and 4L3 sites. The Department of Water and Sanitation requested unanticipated design amendments and studies for the 4L3 site which resulted in further delays in obtaining approvals for the Water Use Licence. The decreased production from Ergo was in part offset by
FWGR which had increased production at 43,820 ounces in fiscal year 2024 (produced from 6.2 million tonnes milled at an average yield of
0.221g/t) from 43,435 ounces in fiscal year 2023 (produced from 5.7 million tonnes milled at an average yield of 0.237g/t). Tonnes increased after the successful commissioning of Driefontein 3 but was partly offset by the lower average head grade of the top-layer material reclaimed at Driefontein 3.
Cash operating costs
Cash operating costs is a non-IFRS financial measure of performance that is reported to the group’s chief operating decision maker
(CODM) and is used to monitor performance – refer to Item 18. ‘‘Financial Statements - Note 24 – Operating segments”. For a reconciliation of this measure see Item 5A.: “Reconciliation of cash cost per kilogram, all-in sustaining costs per kilogram and all-in costs per kilogram”.
Cash operating costs include consumables, labor, specialized service providers, electricity and other related costs incurred in the production of gold. Consumables, water and electricity, labor, specialized service providers and other costs are the largest components of cash operating costs. A breakdown of cash operating costs into these costs is described in Item 5A.: “Comparison of financial performance for the fiscal year ended June 30, 2025 with fiscal year ended June 30, 2024”.
General economic factors
We are exposed to a number of factors, which could affect our profitability, such as exchange rate fluctuations, inflation and other risks relating to South Africa. In conducting mining operations, we are subject to the inherent risks and uncertainties of the industry, and the wasting nature of the assets.
Effect of exchange rate fluctuations
For the fiscal years 2025 and 2024, all of our revenues were generated from South African operations, all of our operating costs were denominated in rand and we derived all of our revenues in dollars before being translated to rands. As the price of gold is denominated in dollars which is then translated into rands, the appreciation of the dollar against the rand increases our profitability, whereas the depreciation of the dollar against the rand reduces our profitability.
In fiscal year 2025 the average rand gold price received increased by 31% compared to fiscal year 2024, this was a result of the combined impact of the average Dollar gold price which increased by 35% and the average exchange rate of the rand against the dollar that strengthened by 3%.
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

	Fiscal year ended
Year ended June 30,	2025	2024	2023
	(%)	(%)	(%)
The average rand/dollar exchange rate weakened/(strengthened) by:	(3)	5	17
CPI (inflation rate)	3.5	5.1	5.4

Government policies that could materially impact operations
The mining industry in South Africa is extensively regulated through legislation and regulations issued by government’s administrative bodies.  One of the key findings of the Frasers Institute weighting on South Africa’s investment appeal, is lack of regulatory certainty. Although the industry’s successful challenge, of Mining Charter III, in the High Court, that set aside certain provisions of the charter on the basis that it was purported legislation (as opposed to policy) provided some certainty to the industry, turnaround in obtaining permits and regulatory approvals remains slow, delaying the execution of key capital projects. The increasing prominence of ESG is also resetting the standard on transparency and sustainability and society generally is far more environmentally and socially aware, applying increasing pressure through providers of capital and the regulator to enforce compliance. For a more detailed discussion of government policies that may impact our operations, please refer to Item 4B: "Governmental regulations and their effects on our business."
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
costs per kilogram and all-in costs per kilogram, capital expenditure (additions to property, plant and equipment).

Financial and operating data
	Year ended June 30,
	2025	2024
Revenue (R'm)	7,878.2	6,239.7
Gold production (ounces)	155,288	160,818
Gold production (kilograms)	4,830	5,002
Gold sold (ounces)	154,902	160,400
Gold sold (kilograms)	4,818	4,989
Average spot gold price (R/kilogram)	1,644,366	1,249,304
Average gold price received (R/kilogram)	1,632,275	1,248,679
Cost of sales (R'm)	4,747.7	4,429.9
Operating costs (R'm)	4,404.6	4,206.0
Cash operating costs (R'm) (1)	4,372.7	4,193.3
Cash operating costs (R/kilogram) (1)	903,824	833,536
All-in sustaining costs (R/kilogram) (1)	1,001,214	946,848
All-in costs (R/kilogram) (1)	1,399,869	1,509,040
Additions to property, plant and equipment (R'm)	2,200.0	3,113.9
(1) Cash operating costs, cash operating costs per kilogram, all-in sustaining costs, all-in sustaining costs per kilogram and all-in costs and all-in costs per kilogram are non-IFRS financial measures of performance that we use to monitor performance. A reconciliation of these measures to the nearest IFRS measure is included in Item 5A.: “Operating Results - Reconciliation of cash cost per kilogram, all-
in sustaining costs per kilogram and all-in costs per kilogram.”

Revenue
Revenue increased by 26% to R7,878.2 million in fiscal year 2025 from R6,239.7 million in fiscal year 2024 mainly due to the average rand gold price received that increased by 31% to R1,632,275 per kilogram offset by the 171kg decrease in gold sold from 4,989 kilograms in fiscal 2024 to 4,818 kilograms in fiscal 2025.
Refer to Item 5A. “Operating results: Key drivers of our operating results and principal factors affecting our operating results” for a discussion regarding the gold price received and sales volumes.

Capital expenditure
During fiscal year 2025 capital expenditure decreased by R913.9 million to R2,200.0 million from R3,113.9 million in fiscal year 2024.
Ergo’s capital expenditure during fiscal year 2025 decreased by R1,748.9 million to R605.7 million from R2,354.6 million in fiscal year 2024. This was mainly due to the majority of the expenditure relating to the construction of the solar plant being incurred in the prior year and commissioning of the plant in November 2024.
FWGR’s capital expenditure during fiscal year 2025 increased by R836.5 million to R1,593.1 million from R756.6 million in fiscal year 2024. This was mainly due to the construction of the RTSF (and its related infrastructure) and DP2 plant expansion.
Ergo’s capital expenditure during fiscal year 2024 increased by R1,538.6 million to R2,354.6 million from R816.0 million in fiscal year 2023. This was mainly due to construction of the solar plant amounting to R2,110.3 million , further development of R151.5 million for reclamation sites and various capital expenditure on the Brakpan TSF.
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
Payments made under protest
The assessment to develop and apply the relevant accounting policy for payments made under protest that arise from the
Municipality Electricity Tariff Dispute (refer Item 18. ‘‘Financial Statements - Note 25 Payments made under protest”) requires the exercise of significant judgement.
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
•Depreciation: Estimation of the life-of-mine
•Provision for environmental rehabilitation: Estimation of future environmental rehabilitation costs
•Income tax: Estimation of the deferred tax rate
•Payments made under protest: Estimation of the carrying value and recoverability
•Other investments:Estimation of the fair value of financial assets
Depreciation:
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

Estimation of useful life
Depreciation of the 60MW solar photovoltaic plant and 160mWh BESS are depreciated on a straight-line basis over 25 and 20 years respectively. The depreciation years is based on an estimation of the end of live and health status of the equipment. The useful life will be assessed on an annual basis for reasonability. Changes in the expected useful life will impact depreciation on a prospective basis.
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
These assumptions about the future include estimating the timing of concluding on the main application, i.e. the discount period, the ultimate settlement terms (refer Item 18. ‘‘Financial Statements - Note 25 Payments made under protest”), the discount rate applied and the assessment of recoverability.
Recognition and measurement
The asset that arises from the Ekurhuleni electricity dispute (refer Item 18. ‘‘Financial Statements - Note 25 Payments made under protest”) and that are payments made under protest is initially measured at a discounted amount and any difference between the face value of payments made under protest and the discounted amount on initial recognition is recognised in profit or loss as a finance expense.
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
‘‘Financial Statements - Note 25 Payments made under protest”).  Any write down is recognised in the statement of profit or loss.
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

Amounts in R million	Observable/unobservable input	Unit	2025	2024

Rand Refinery operations

Forecast average gold price	Observable input	R/kg	1,620,480	1,209,686
Forecast average silver price	Observable input	R/kg	18,598	15,142
Average South African CPI	Observable input	%	4.5	4.5
South African long term government bond rate	Observable input	%	9.7	9.9
Terminal growth rate	Unobservable input	%	4.5	4.5
Weighted average cost of capital	Unobservable input	%	16.0	17.0

Investment in Prestige Bullion

Discount period	Unobservable input	years	8	9
Cost of equity	Unobservable input	%	18.0	17.0

Marketability and minority discounts (both unobservable inputs) were also applied of 15.3% and 16.9% (2024: 15.3% and 16.9%)
respectively. The latest budgeted cash flow forecasts provided by Rand Refinery as at June 30, 2025 was used, and therefore classified as an unobservable input into the models.
New standards, amendments to standards and interpretations
Refer to Item 18. ‘‘Financial Statements - Note 3 – New standards, amendments to standards and interpretations” for a discussion of relevant standards, amendments to standards and interpretations that may be applicable to the business of the Group and may have an impact on future consolidated financial statements.
Comparison of financial performance for the fiscal year ended June 30, 2025 with fiscal year ended June 30, 2024
Gold revenue
The following table illustrates the year-on-year change in gold revenue (excluding silver revenue) for fiscal year 2025 in comparison to fiscal year 2024:

R million	Total	Impact of change in amount of gold sold	Impact of change in gold price	Net change	Total
	gold revenue				gold revenue
	2024				2025
Ergo	4,517.4	(198.2)	1,340.7	1,142.5	5,659.9
FWGR	1,712.3	(15.1)	507.2	492.1	2,204.4
Consolidated	6,229.7	(213.3)	1,847.9	1,634.6	7,864.3
Gold revenue increased by R1,634.6 million, or 26%, to R7,864.3 million during fiscal year 2025. This was mainly due to the average rand gold price received which increased by 31% to R1,632,275 per kilogram offset by a decrease in gold sold from 160,400 ounces to 154,902 ounces.
Cost of sales
Cost of sales amounted to R4,747.7 million in fiscal year 2025, consisting mainly of operating costs of R4,404.6 million, depreciation of R459.2 million, a positive movement in gold in process of R18.1 million and a positive movement in the change in estimate of environmental rehabilitation of R98.0 million. These are discussed as follows:
Operating costs
Operating costs increased by 5% to R4,404.6 million for fiscal year 2025 compared to R4,206.0 million for fiscal year 2024. The increase in operating cost at Ergo is driven by inflationary increases and higher reagent and  consumable stores consumption due to the increase in tonnage throughput. At FWGR the increase was due to due to expansion-related staffing increases, inflationary increases in labor costs, higher maintenance requirements for aging plant equipment and reagent and consumable cost increases.
Depreciation
Depreciation charges were R459.2 million for fiscal year 2025 compared to R270.4 million for fiscal year 2024. Depreciation charges increased as a result of the commissioning of the solar power plant and BESS and new reclamation sites at Ergo.
Change in estimate of environmental rehabilitation
As of June 30, 2025, we estimate our total environmental rehabilitation provision, being the discounted estimate of future costs, to be R558.7 million as compared to R616.8 million at June 30, 2024. A change in estimate of environmental rehabilitation of resulting in a
R98.0 million decrease in the provision was recognized in profit or loss mainly as a result of Crown Complex being classified as a Mineral
Reserve and now included in the Life of Mine, resulting in a change in its rehabilitation methodology, from in situ to red earth footprint rehabilitation. The decrease was offset by a R7.4 million increase in the provision, recognised to the decommissioning asset, due to inflationary increases in rehabilitation costs and the expansion of FWGR infrastructure. Additionally, the environmental rehabilitation unwound by R58.6 million for the fiscal year.
A total of R765.0 million (2024: R697.5 million) is invested in fixed income and hedge investment funds to secure financial guarantees provided to the DMPR through an insurance cell captive company, the Guardrisk Cell Captive. The increase is attributable to growth of R67.5 million on these funds during fiscal year 2025. As at June 30, 2025, guarantees amounting to R941.3 million were in issue to the DMPR (2024: R951.8 million). Any shortfall between the invested funds and the estimated provisions is expected to be financed by contributions to the Guardrisk Cell Captive from time to time as required over the remaining production life of the respective mining operations and, at the time of mine closure, the proceeds on the disposal of remaining assets and gold from plant clean-up.
Movements in gold in process
Movement in gold in process in fiscal year 2025 amounted to a credit of R18.1 million recognised in profit or loss mainly due to an increase in the lock up of gold in process at the plants and finished inventories - Gold Bullion.
Administration expenses and general costs
Administration expenses and general costs increased by R14.5 million from R199.3 million in fiscal year 2024 to R213.8 million in fiscal year 2025, mainly as a result of inflationary increases, an increase in the short term incentive payments and long term incentive IFRS 2 expense.

Finance income
Finance income decreased from R280.8 million in fiscal year 2024 to R223.8 million in fiscal year 2025, mainly due to lower cash and cash equivalents in the first half of the year due to significantly higher investment in capital expenditure.
Finance expense
Finance expenses decreased from R76.4 million in fiscal year 2024 to R73.4 million in fiscal year 2025, mainly attributable to unwinding of payments under protest of R3.3 million compared to R14.0 million in fiscal year 2024.
Income tax
Income tax amounted to a charge of R824.4 million for fiscal year 2025 (2024: charge of R488.2 million) and consists of a current tax charge of Rnil (2024: charge of R99.7 million) and a deferred tax charge of R824.4 million (2024: deferred tax charge of R388.5 million).
The current tax decreased to Rnil in fiscal year 2025 from R99.7 million in fiscal year 2024, despite an increase in profitability mostly due to increased capital expenditure for which full capital redemption under section 36 of the Income Tax Act was applied.
The forecast weighted average deferred tax rate of Ergo remained unchanged at 25% for fiscal year 2025. The forecast weighted average deferred tax rate of FWGR remained at 29% for fiscal year 2025. Refer to Item 10E.: Taxation – “Income Tax and Withholding Tax
on Dividends” for a detailed explanation on changes in taxation laws and regulations.
Non-IFRS Measures
Set forth below is a discussion of non-IFRS measures presented in this report, including a reconciliation of such measures from the nearest measure under IFRS, as well as an explanation as to why we believe that presentation of such information provides useful information to investors and additional purposes, if any, for which we use such measures.
Adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”)
Set forth below is a presentation of our Adjusted EBITDA, which is a non-IFRS measure, including the items included in this measure and a reconciliation from profit for the year. Our calculation of Adjusted EBITDA is based on the calculation of this measure as included in our Nedbank RCF agreement, which was put in place during July 2024. The Group considers the presentation of Adjusted
EBITDA as relevant to our investors as our holding company, Sibanye-Stillwater, who consolidates our results, discloses a similar non-IFRS measure to its investors.  Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is not a measure of performance under IFRS and should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity.

	Year ended, June 30
Reconciliation of adjusted EBITDA	2025	2024
Profit for the year	2,242.7	1,328.7
Income tax	824.4	488.2
Profit before tax	3,067.1	1,816.9
Finance expense	73.4	76.4
Finance income	(223.8)	(280.8)
Results from operating activities	2,916.7	1,612.5
Depreciation	459.2	270.4
Retrenchment costs	16.2	—
Adjusted EBITDA per RCF Agreement	3,392.1	1,882.9
Share based payment expense	30.1	26.4
Change in estimate of environmental rehabilitation recognised in profit or loss	(98.0)	(11.6)
Gain on disposal of property, plant and equipment	(3.7)	(0.6)
IFRS 16 Lease payments	(12.1)	(19.0)
Exploration expenses and transaction costs	9.2	6.8
Adjusted earnings before interest, tax depreciation and amortisation ("Adjusted EBITDA") [1]	3,317.6	1,884.9

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

For fiscal year 2025, consolidated cash operating costs per kilogram increased by 8% to R903,824 per kilogram from R833,536 per kilogram in fiscal year 2024. Consolidated all-in sustaining costs per kilogram increased by 6% to R1,001,214 per kilogram in fiscal year
2025 from R946,848 per kilogram in fiscal year 2024. Consolidated all-in costs per kilogram decreased by 7% to R1,399,869 per kilogram of gold in fiscal year 2025 from R1,509,040 per kilogram of gold in fiscal year 2024.
The increase in consolidated cash operating costs per kilogram was mainly due to an increased in cash operating costs, due to the increase in tonnage throughput, consumable stores and reagent costs increased at Ergo. This is offset by lower electricity cost as a result of the commissioning of the solar power plant. At FWGR the increase was due to due to expansion-related staffing increases, inflationary increases in labor costs, higher maintenance requirements for aging plant equipment and reagent and consumable cost increases. The reduction in gold production also contributed to an increase in cash operating unit costs.
The increase in all-in sustaining costs per kilogram was mainly due to the increase in cash operating costs detailed above as well as a reduction in gold produced. The increase was moderated by a decrease in sustaining capex in fiscal year 2025 to R300.6 million from
R324.8 million in fiscal year 2024. The decrease in all-in costs per kilogram was due to the increase in cash operating costs detailed above offset by a significant decrease in non-sustaining capital expenditure from R2,789.1 million in fiscal year 2024 to R1,899.4 million in fiscal year 2025. Non-sustaining capital expenditure related to the construction of the solar power plant at Ergo and the RTSF construction (and related infrastructure) and DP 2 expansion at FWGR.

Reconciliation of cash operating costs, cash operating costs per kilogram, all-in sustaining costs, all-in sustaining costs per kilogram, all-in costs and all-in costs per kilogram
R millions	2025	2024
Cost of sales	4,747.7	4,429.9
Depreciation	(459.2)	(270.4)
Change in estimate of environmental rehabilitation recognised to profit or loss	98.0	11.6
Movement in gold in process and finished inventories - Gold Bullion	18.1	34.9
Operating costs	4,404.6	4,206.0
Ongoing rehabilitation expenditure	(19.2)	(16.1)
Care and maintenance costs	0.8	2.5
Other operating costs	(13.5)	0.9
Cash operating costs [1]	4,372.7	4,193.3
Movement in gold in process	(18.1)	(34.9)
Administration expenses and other costs excluding non-recurring items [1]	208.1	196.4
Other operating costs	(2.0)	(0.2)
Change in estimate of environmental rehabilitation	(98.0)	(11.6)
Unwinding of rehabilitation provision	58.6	56.3
Sustaining capital expenditure [1]	300.6	324.8
All-in sustaining costs [1]	4,821.9	4,724.1
Care and maintenance costs	(0.8)	(2.5)
Ongoing rehabilitation expenditure	19.2	16.1
Exploration expenses and transaction costs	2.7	2.0
Growth capital expenditure [1]	1,899.4	2,789.1
All-in costs [1]	6,742.4	7,528.8
Gold produced (kilograms)	4,830	5,002
Cash operating costs per kilogram (R per kilogram)	903,824	833,536
All-in sustaining costs per kilogram (R per kilogram)	1,001,214	946,848
All-in costs per kilogram (R per kilogram)	1,399,869	1,509,040

Reconciliation of sustaining capital expenditure and growth capital expenditure
Additions - property, plant and equipment owned	2,200.0	3,113.9
Less
Growth capital expenditure [1]	1,899.4	2,789.1
Sustaining capital expenditure [1]	300.6	324.8

[1]See Glossary of Terms for definitions.

Cash operating costs
Cash operating costs are linked directly to the level of throughput of a specific fiscal year.
The following table illustrates the year-on-year change in cash operating costs for fiscal year 2025 in comparison with fiscal year
2024.

R million	Cash operating costs	Impact of change in throughput	Impact of change in costs	Net change	Cash operating costs
	2024				2025
Ergo	3,571.0	750.9	(622.7)	128.2	3,699.2
FWGR	622.3	(4.0)	55.2	51.2	673.5
Total	4,193.3	746.9	(567.5)	179.4	4,372.7
Cash operating costs in fiscal year 2025 increased by R179.4 million to R4,372.7 million compared to cash operating costs of
R4,193.3 million in fiscal year 2024. The increase in Ergo's cash operating costs was mainly driven by inflationary increases and higher reagent and  consumable stores consumption due to the increase in tonnage throughput. At FWGR the increase was due to due to expansion-
related staffing increases, inflationary increases in labor costs, higher maintenance requirements for aging plant equipment and reagent and consumable cost increases.
The following table lists the major components of cash operating costs for the Group for each operation and fiscal year set forth below respectively:

	Ergo			FWGR
	Years ended			Year ended
Costs	2025	2024	Costs	2025	2024
Consumables	31%	30%	Consumables	33%	35%
Labor	17%	17%	Labor	18%	18%
Electricity, water and gas	13%	14%	Electricity, water and gas	19%	18%
Specialized service providers	23%	23%	Specialized service providers	6%	6%
Machine hire	4%	5%	Security expenses	5%	5%
Security expenses	4%	4%	Machine hire	3%	4%
Other costs	8%	6%	Other costs	15%	13%

5B. LIQUIDITY AND CAPITAL RESOURCES
Cash flows from operating activities
Cash generated from operating activities amounted to R3,511.1 million for fiscal year 2025 (fiscal year 2024: R1,845.2 million).
Cash generated from operating activities increased during fiscal year 2025 mostly due to a 31% increase in the average rand gold price received to R1,632,275 per kilogram and offset by a 8% increase in cash operating costs to R903,824 per kilogram. Net movement in working capital (changes in trade and other receivables, consumable stores and stockpiles and trade and other payables) amounted to a cash inflow of R79.0 million in fiscal year 2025.
The increase in cash inflows was also as a result of a decrease in current tax paid. In fiscal year 2024, R72.5 million of tax was paid compared to a tax refund of R25.7 million received during fiscal year 2025.
Cash flows from investing activities
Net cash utilized by investing activities amounted to R2,283.3 million in fiscal year 2025 compared to R3,042.6 million in fiscal year 2024.
In fiscal year 2025, net cash utilized by investing activities consisted mainly of R2,254.9 million cash additions to property, plant and equipment, R2.3 million cash contribution to other investment and R26.1 million spent on environmental rehabilitation payments.
In fiscal year 2024, net cash utilized by investing activities consisted mainly of R2,985.7 million cash additions to property, plant and equipment, R33.8 million investment in other funds and R23.4 million spent on environmental rehabilitation payments. These outflows were reduced by R0.3 million proceeds on the disposal of property, plant and equipment.
Cash flows from financing activities
Net cash outflow from financing activities was R443.1 million in fiscal year 2025 compared to net cash outflows of R750.7 million in fiscal year 2024.
During fiscal year 2025, the net cash outflow consisted mostly of dividends paid on ordinary shares amounting to R431.0 million.
During fiscal year 2024, the net cash outflow consisted mostly of dividends paid on ordinary shares amounting to R731.7 million.

Cash and cash equivalents
Cash and cash equivalents as at June 30, 2025 amounted to R1,306.2 million compared to R521.5 million at the end of fiscal year
2024. Substantially all of our cash and cash equivalents balances were denominated in South African rand. Cash and cash equivalent denominated in foreign currency amounted to USD nil at June 30, 2025 compared to USD nil at the end of fiscal year 2024.
Cash and cash equivalents as at June 30, 2025 includes restricted cash related to guarantees of R13.2 million compared to R12.3 million at the end of fiscal year 2024.
At September 30, 2025, our cash and cash equivalents were R1,049.1 million.
Borrowings and funding
At June 30, 2025 and September 30, 2025, we had no external sources of capital. To fund the significant capital expansion programme at both operations, on 28 June 2024, DRDGOLD secured a R500 million General Bank Facility ("GBF") with Nedbank. During financial year 2025, the GBF was amended to include a R120 million guarantees facility. Subsequent to year end, this was increased by an additional R61 million, increasing the guarantee facility to R181 million, which has been fully utilized. The GBF facility of R500 million remained undrawn at 30 June 2025. In addition to the GBF, on 31 July 2024, DRDGOLD entered into a 5-year R1 billion Revolving Credit
Facility ("RCF") with a R500 million accordion option with Nedbank. The RCF remains undrawn as at 30 June 2025.
Anticipated funding requirements and sources
Our cash and cash equivalents are set out above under “Cash and cash equivalents”. Management believes that existing cash resources, existing bank facilities, net cash generated from operations and long term finance options available for long term capital projects will be sufficient to meet the anticipated commitments of our existing operations for fiscal year 2026 of R4 billion, which are mainly for growth capital expenditure. Planned total capital growth investment forecast for the medium term is around R7.8 billion, pertaining mainly to the FWGR Phase 2 project and Daggafontein TSF pipeline construction and recommissioning of the Withok TSF. As a result of the sustained high rand gold price, at September 30, 2025 the Group has a cash and cash equivalents balance of R1,049.1 million after paying a final dividend of R345.7 and incurring capital expenditure of R751.8 million during the first quarter of fiscal year 2026. Liquidity has been enhanced by the continued high rand gold price levels.
5C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
DRDGOLD has a dedicated team that looks at ways and means of improving recoveries. While the team remains active with an ongoing focus on improving extraction efficiencies, the projects undertaken during the year ended June 30, 2025 were focused on optimizing the existing facilities rather than implementing new technologies to improve extraction efficiencies. We have no registered patents or licenses.

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
For the fiscal year 2026, we are planning Group gold production of between 140,000 (4,354kg) to 150,000 (4,666kg) ounces at a cash operating unit cost of approximately R995,000 per kilogram and expect planned total capital growth investment forecast for the medium term is around R7.8 billion.

Reconciliation of budgeted cost of sales to budgeted cash operating costs (R’million)

Cost of sales	4,671.1
Reconciling items [1]	(366.7)
Cash operating costs [2]	4,304.4
1Includes expected depreciation of R313.5 million, ongoing environmental expenses of R51.2 million and care and maintenance expenses of R2.0 million
2 See glossary of terms for definition
Rounding of figures may result in computational discrepancies
Our ability to meet the full year’s production target could be impacted in a number of ways, including stoppages in production due to power interruptions and other risks (refer Item 3D. Risk Factors—Risks related to our business and operations and “–Forward Looking
Statements”). We are also subject to cost pressures in the event of above inflation increases in labor, key consumables, diesel, steel and cyanide. Unforeseen changes in ore grades and recoveries, unexpected changes in the quality or quantity of reserves and resources, technical production issues, environmental and industrial accidents, gold theft, environmental factors and pollution could adversely impact the production, sales and cash operating costs for fiscal year 2026 and cause us to fail to meet our targets for the year.
Refer to Item 5A.: “Key drivers of our operating results and principal factors affecting our operating results” for a discussion of the trends in the US Dollar gold price as well as exchange rates impacting our business.
Set forth below is our summary results for the first quarter of fiscal year 2026. This information has not been audited or reviewed.

Operating results for the quarter ended September 30, 2025

		Quarter ended	Quarter ended
		September 30, 2025	June 30, 2025	% change
Production
Gold produced	kg	1,191	1,173	2%
	oz	38,291	37,713	2%
Gold sold	kg	1,158	1,142	1%
	oz	37,231	36,716	1%
Ore milled	Metric (000't)	6,481	6,651	(3%)
Yield	Metric (g/t)	0.184	0.176	4%

Reconciliation of adjusted EBITDA (R'million)
Profit for the period		737.6	813.8
Income and deferred tax		261.2	320.5
Profit before tax		998.8	1,134.3
Finance expense		15.7	13.7
Finance income		(57.4)	(52.3)
Results from operating activities		957.1	1,095.7
Depreciation		124.5	75.3
Share based payment expense		11.5	8.9
Change in estimate of environmental rehabilitation recognised in profit or loss		—	(98.0)
IFRS 16 Lease payments [1]		(2.1)	(1.8)
Exploration expenses and transaction costs		2.0	5.2
Adjusted EBITDA 1,2*		1,093.0	1,081.6

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

Cost of sales		1,236.1	1,042.8
Depreciation		(124.5)	(75.4)
Change in estimate of environmental rehabilitation		—	98.0
Movement in gold in process		51.4	37.4
Operating costs		1,163.0	1,102.8
Ongoing rehabilitation expenditure		(4.4)	(3.5)
Care and maintenance costs		0.1	0.8
Other operating income/(costs)		(1.2)	(1.0)
Cash operating costs [1]		1,157.5	1,099.1
Movement in gold in process		(51.4)	(37.4)
Administration expenses and other costs excluding non-recurring items [1]		61.7	64.0
Other operating (income)/Costs		1.3	0.1
Change in estimate of environmental rehabilitation		0.7	(98.0)
Unwinding of rehabilitation provision		13.5	10.4
Sustaining capital expenditure [1]		51.5	121.3
All-in sustaining costs [1]		1,234.8	1,159.5
Care and maintenance costs		(0.1)	(0.8)
Ongoing rehabilitation expenditure		4.4	3.5
Exploration expenses and transaction costs		0.7	—
Growth capital expenditure [1]		781.1	716.2
All-in costs [1]		2,020.9	1,878.4

		Quarter ended	Quarter ended
		September 30, 2025	June 30, 2025	% change
Price and costs
Average gold price received	R per kg	1,943,398	1,925,627	1%
	US$ per oz	3,429	3,278	5%
Cash operating costs	R/t	179	165	8%
	US$/t	10	9	11%
Cash operating costs	R per kg	955,086	929,681	3%
	US$ per oz	1,685	1,583	6%
All-in sustaining costs **	R per kg	1,066,287	1,015,267	5%
	US$ per oz	1,881	1,728	9%
All-in cost **	R per kg	1,745,213	1,644,800	6%
	US$ per oz	3,079	2,800	10%

Capital expenditure
Sustaining	Rm	51.5	121.3	(57)%
	US$m	2.9	6.6	(56)%
Non-sustaining/growth	Rm	781.1	716.2	9%
	US$m	44.3	39.2	13%
Average R/US$ exchange rate		17.63	18.27	(4)%

Reconciliation of sustaining capital expenditure
Additions - property, plant and equipment owned		832.6	837.5
Less
Growth capital expenditure [1]		781.1	716.2
Sustaining capital expenditure [1]		51.5	121.3

[1] See Glossary of Terms for definitions.
Rounding of figures may result in computational discrepancies
** All-in cost definitions based on the guidance note on non-GAAP Metrics issued by the World Gold Council on 27 June 2013.
Revenue for the quarter remained stable in comparison to the previous quarter, increasing marginally by 2% to R2,254.9 million, mainly as a result of a sustained high gold price of R1,943,398/kg and an increase in gold sold to 1,158kg, an increase of 16kg quarter on quarter.
Despite a 3% decrease in tonnage throughput, gold production increased by 2% from the previous quarter to 1,191kg, primarily due to a higher yield at 0.184g/t, which is 0.008g/t higher than the previous quarter.
Cash operating costs per kilogram of gold sold remained under control, increasing marginally by 3% quarter on quarter to R955,086/kg.
The increase in cash operating costs was primarily driven by annual labor increases at both operations and higher reagent costs (primarily lime and cyanide) at Ergo Mining Proprietary Limited. Electricity costs increased as a result of two months of winter tariffs, which Eskom charges between June and August each year, being included in this quarter. Far West Gold Recoveries Proprietary Limited incurred additional machine hire costs relating to the Driefontein 5 clean-up. Cash operating costs per tonne of material increased by 8% from the previous quarter to R179/t due to the cost drivers described above and a decrease in tonnage throughput.
All-in sustaining costs per kilogram was R1,066,287/kg, increasing quarter on quarter mainly due to the increase in cash operating costs per kilogram detailed above, despite the decrease in sustaining capital expenditure. The prior quarter all-in sustaining costs included a credit adjustment related to the change in rehabilitation estimate that is assessed annually. All-in costs per kilogram were R1,745,213/kg, increasing quarter on quarter due to an increase in growth capital expenditure in comparison to the previous quarter, mainly relating to the
Far West Gold Recoveries Proprietary Limited Phase II project, which includes the construction of the Regional Tailings Storage Facility and DP2 Plant expansion.
Adjusted EBITDA increased by 1% from the previous quarter to R1,093.0 million, primarily due to the increase in gold sold and the accompanying higher gold price received.
Cash and cash equivalents decreased by R257.1 million to R1,049.1 million as at 30 September 2025 (30 June 2025: R1,306.2 million) after paying the final cash dividend of R345.7 million for the year ended 30 June 2025 and capital expenditure (including prepayments towards capital items) of R751.8 million incurred for the first quarter of FY2026. The Company remains debt-free as at 30 September 2025.

5E. CRITICAL ACCOUNTING ESTIMATES
For more information on environmental rehabilitation obligations Note 2 - “Use of accounting assumptions, estimates and judgements” under Item 18. “Financial Statements".
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6A. DIRECTORS AND SENIOR MANAGEMENT
Directors and Executive Officers
Our board of directors may consist of not less than four and not more than twenty directors. As at June 30, 2025, our board consisted of nine directors. Henriette Hooijer, General Manager: Finance was appointed to the board effective 1 July 2025 as the Chief
Financial Officer designate and is expected to take office on 1 February 2025, at which date Riaan Davel, the current Chief Financial Officer will effectively step down.
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
Executive Directors
Niël Pretorius (58) (BProc, LLB, LLM)
Chief Executive Officer.
•Member: Risk Committee
Niël Pretorius has 26 years of experience in the mining industry. He was appointed CEO designate of DRDGOLD on 21 August
2008 and CEO on 1 January 2009. Having joined the company on 1 May 2003 as legal advisor, he was promoted to Group Legal Counsel on
1 September 2004 and General Manager: Corporate Services on 1 April 2005. Niël was appointed as CEO of Ergo Mining Operations
(formerly DRDGOLD SA) on 1 July 2006 and became Managing Director on 1 April 2008. Niël also serves as an elected board member of the Minerals Council South Africa and the World Gold Council.
Riaan Davel (49) (BCom (Hons), MCom, CA (SA))
Chief Financial Officer.
•
Riaan Davel joined DRDGOLD in January 2015, before which he gained 17 years’ experience in the professional services industry, the majority obtained in the mining industry in Africa. As part of his experience, Riaan provided assurance and advisory services, including support and training on International Financial Reporting Standards (IFRS) to clients and teams across the African continent.
As Chief Financial Officer, he is playing an important role in directing DRDGOLD’s strategic growth so that environmental impact is delivered in tandem with value for the Company, its shareholders, as well as society as a whole. The DRDGOLD Annual Integrated Report, which Riaan oversees, has been ranked in the “Excellent” category at the EY Excellence in Integrated Reporting Awards for the fifth consecutive time in September 2025. Riaan was a nominee for the CFO of the Year at the CFO Awards 2024 and won the Finance & ESG
Award.
Henriette Hooijer (45) (BCom (Hons), CA(SA))
Chief Financial Officer Designate
Henriette Hooijer was appointed  as Chief Financial Officer (CFO) designate and executive director on 1 July 2025, while continuing as General Manager: Finance. She will succeed Riaan Davel as CFO on 1 February 2026. She joined DRDGOLD in May 2016 and was appointed as Financial Director of FWGR in August 2018. Before joining DRDGOLD, she spent 11 years in the professional services industry at KPMG, performing, inter alia, audits of listed companies in the mining industry, including SEC registrants.
Non-executive Directors
Timothy Cumming (67) (BSc (Hons) (Civil Engineering), MA (Philosophy, Politics and Economics))
Non-executive Chairman
•Chairman: Board
•Chairman: Nominations Committee
•Member: Risk Committee; Remuneration Committee and Investment Committee
Timothy (Tim) Cumming was appointed to the DRDGOLD Board on 1 August 2020 and was appointed as non-executive
Chairman of the DRDGOLD Board and Chairman of the Nominations Committee on 1 December 2021. He is also an independent non-
executive director of Sibanye Stillwater Limited, Nedgroup Investments Limited and serves as non-executive Chairman of Riscura Holdings
Limited.
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
Edmund Jeneker (63) (Chartered Director (SA), B Hons, IEDP, M.Inst.D., SAIPA)
Lead Independent Non-executive Director
•Chairman: Social and Ethics Committee
•Member: Remuneration Committee and Nominations Committee
Edmund Jeneker was appointed non-executive director in November 2007 and lead independent non-executive director in August
2017. He has more than 32 years’ experience as an executive in banking, business strategy, advisory and management at Grant Thornton
South Africa Proprietary Limited, Swiss Re Corporate Solutions Advisors South Africa Proprietary Limited, the World Bank
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
Johan Holtzhausen (79) (BSc (Geology and Chemistry),
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
Andrew Brady (50) (BCom, Post Graduate Diploma in Business Administration)
Non-executive Director
•Member:  Investment Committee and Risk Committee
Andrew Brady was appointed as an independent non-executive director on 1 December 2024 and became a non-executive Director on 19 August 2025. Andrew has more than 25 years of resource sector corporate finance and business development experience.
Andrew is currently an executive director of Clean World Capital, a corporate advisory and investment company. Prior to this, he was Senior
Vice President Business Development at Sibanye Stillwater Limited, a global precious metals company, covering the gold, platinum group metals and battery metal sectors. He was also a founding shareholder and Managing Director of Qinisele Resources, an independent boutique resources advisory business. Over a period of twelve years, Qinisele Resources played a leading role in the restructuring and consolidation of both the gold and platinum group metals industries in South Africa. He has advised international mining companies on investment into South
Africa and South African mining companies on their international expansion strategies. Andrew has an extensive resource and banking sector network.
Thoko Mnyango (60) (Dip Juris, BJuris)
Independent Non-executive Director
•Member: Social and Ethics Committee; Nominations Committee and Risk Committee.
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
Prudence Lebina (44) (BCom, Higher Diploma (Accounting), Certificate in Business Leadership, CA (SA))
Independent Non-executive Director
•Chairperson:  Investment Committee and Risk Committee
•Member: Audit Committee, Nominations Committee and Remuneration Committee
Prudence Lebina was appointed independent non-executive director on 3 May 2019. She's a chartered accountant with over 20 years' working experience in corporate finance, business development, financial reporting and stakeholder management in the mining and financial services sectors.
Prudence is CEO of TriAlpha Investment Management Proprietary Limited, a specialist fixed income investment house managing local and international fixed income portfolios for institutional clients. She was previously CEO and Interim Finance Director of Mahube
Infrastructure Limited (previously GAIA Infrastructure Capital Limited) listed on the Main Board of JSE Limited. Prudence is also an independent non-executive of Telkom SA SOC Limited.
Charmel Flemming (42) (BAcc (Hons), CA (SA))
Independent Non-executive Director
•Member: Audit Committee; Risk Committee and Social and Ethics Committee
Charmel Flemming, appointed as an independent non-executive director on 1 August 2020 is the Founder and CEO of FTwelve, a
boutique cloud-based accounting firm. She previously held positions at Acorn Agri & Food Limited, MixTelematics, KPMG and De Beers.
Ms Flemming served as a non-executive director for Acorn Agri & Food Limited and MixTelematics and as a trustee on the boards of both the De Beers Benefit Society Medical Aid and De Beers Pension Fund from 2014 to 2018. She is a qualified Chartered Accountant and non-
executive director serving on JSE-listed boards and an advocate for diversity in the financial industry and inclusivity in the boardroom.
Senior Management and Prescribed Officers
Jaco Schoeman (51) (National Diploma (Analytical Chemistry), BTech (Analytical Chemistry))
Chief Operating Officer
Jaco Schoeman joined DRDGOLD in 2011 as Executive Officer: Business Development to focus on expanding the group’s surface retreatment business and extracting maximum value from existing resources. In July 2014, he was appointed as an Executive Director of
Ergo Mining Operations Proprietary Limited and in April 2024 he was appointed as Chief Operating Officer.
Shalin Naidoo (48) (BTech, MBA, Masters in Digital Business, MIT Applied Data Science)
Chief Information and Technology Officer
Shalin Naidoo joined DRDGOLD as Chief Information and Technology Officer on 2 November 2020. Ranked amongst South
Africa’s Top 8 Visionary CIOs by the institute of IT Professionals in South Africa (IITPSA) and International Data Corporation CIO of the
Year and Africa CIO of the Year, 2025. He has over 14 years’ experience in leadership and strategy. He has worked previously in the platinum, gold and titanium dioxide mining sectors. He is currently undertaking his Doctoral studies.
Henry Gouws (56) (National Higher Diploma (Extraction Metallurgy), MDP. EDP)
Head of Operations
Henry has over 36 years’ experience in the mining industry having served in managerial positions at Crown and Ergo. He graduated from Technikon Witwatersrand and obtained a National Diploma in Extraction Metallurgy in 1990 and a National Higher Diploma
in Extraction Metallurgy in 1991. He completed a Management Development Programme in 2003 through Unisa School of Business
Leadership and an Executive Development Programme in 2012 through the University of Stellenbosch Business School. Henry Gouws was
promoted to Head of Production for DRDGOLD on 1 January 2024 with the responsibility to oversee the group’s production performance.
He currently serves as a Director of Ergo and other DRDGOLD subsidiaries.
Refiloe Vengeni (36) (Admitted Attorney of the High Court of South Africa, LLB, BCom)
Legal Counsel
Refiloe Vengeni was appointed as DRDGOLD’s legal counsel in November 2022. She is an admitted attorney of the High Court of
South Africa with ten years’ experience in the legal field, of which eight years was dedicated to the mining sector. Refiloe has practised law at various multidisciplinary law firms specialising in mining law.
Kevin Kruger (57) (BscEng, MDP, PMD, Government Certificate of Competency (Mines))
Head of Technical Services
Kevin Kruger has 35 years of experience in the mining industry in Africa. Kevin graduated from the University of Witwatersrand at the end of 1989 obtaining his BSc (Mechanical Engineering) and his government certificate of Competency (mines) during 1993. On 1
June 2024, Kevin was promoted to Head of Technical Services DRDGOLD responsible for the major group projects execution. Kevin previously was the Managing Director of FWGR, Technical Director for Ergo and held other engineering manager positions throughout his career. Kevin currently serves as a Director of FWGR.
Mpho Mashatola (35) (BAccSc, CA(SA) , ACMA, CGMA, Post Graduate Certificate in Mining Tax)
Senior Executive: Finance
Mpho Mashatola joined DRDGOLD in 2018 with over six years of audit experience focused on JSE- and NYSE-listed mining companies. She leads the corporate finance team, overseeing financial reporting, sustainability reporting, technical accounting, sarbanex-
oxley compliance, taxation, and treasury. She also manages the company’s integrated report, which has earned consistent recognition in EY’s
Excellence in Integrated Reporting awards. Mpho is a non-executive director at Rand Refinery (Pty) Ltd and member of its Audit and Risk
Committee and an invitee to DRDGOLD’s Executive Committee.
Kgomotso Mbanyele (44) (ACG)
Company Secretary
Kgomotso Mbanyele was appointed as the Company Secretary of DRDGOLD on 25 October 2023. She has over 16 years'
experience working in the company secretarial field, with over 12 years of these in the mining industry. Kgomotso previously was the assistant group company secretary of Sibanye Stillwater Limited. She is a qualified Associate Company Secretary with the Chartered
Governance Institute of Southern Africa.
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
6B. COMPENSATION

Our MOI provide that the directors' fees should be determined from time to time in a general meeting or by a quorum of Non-
Executive Directors. The total amount of directors' remuneration paid and or accrued for the year ended June 30, 2025 was R42.6 million.
Non-Executive Directors received the following annual fees for fiscal year 2025:

	Fee per annum up to December 31, 2024	Fee per annum up to December 31, 2025
	R	R
Chairman of the Board [1]	1,669,500	1,769,670
Lead Independent Director [1]	946,050	1,002,813
NEDs	478,590	507,305
Audit Committee chairman [2]	200,340	212,360
Audit Committee member	155,820	165,169
Committee chairman [2,3]	133,560	141,574
Risk Committee and Remuneration Committee member	111,300	117,978
Nominations Committee and Social and Ethics Committee member	100,170	106,180
Investment Committee Chair - ad hoc fee per meeting	26,500	28,090
Investment Committee member - ad hoc fee per meeting	39,220	41,573
Ad hoc fee applicable for additional special meetings [4]	26,500	28,090
1Fees per annum for the Chair of the Board and the Lead Independent Director are all-inclusive fees i.e. they will not receive Committee membership fees nor will they receive ad hoc fees in the event of additional special meetings required or as members of the Investment Committee.
2This per annum fee is inclusive of both the NED's role as Chair of the Committee and as a member.
3Per annum fees applicable for the Chairs of all Committees except the Audit Committee.
4Ad hoc fees for additional work by a NED is only payable in out of the ordinary circumstances.

The following table sets forth the compensation for our directors and prescribed officers for the year ended June 30, 2025.
The disclosure detailed in this table is consistent with the disclosure requirements of the Companies Act, 2008 (Act 71 of 2008) and the JSE Listings Requirements.

Directors / Prescribed Officers	Total remuneration recognised during the year	Short-Term Incentives recognised related to this cycle	Long-term Incentives settled during this cycle	Total remuneration related to this cycle
	R'000	R'000	R'000	R'000
Executive directors
D J Pretorius	8,843	9,892	3,628	22,363
A J Davel	5,582	5,416	1,935	12,933
	14,425	15,308	5,563	35,296
Non-executive directors
T J Cumming	1,797	—	—	1,797
E A Jeneker	1,026	—	—	1,026
J A Holtzhausen	917	—	—	917
T B V N Mnyango	856	—	—	856
J J Nel	379	—	—	379
K P Lebina	1,010	—	—	1,010
C D Flemming	893	—	—	893
R A Brady(2)	467	—	—	467
	7,345	—	—	7,345
Prescribed officers (1)
W J Schoeman	5,582	5,401	1,931	12,914
	5,582	5,401	1,931	12,914

Total	27,352	20,709	7,494	55,555

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

(2) RA Brady was appointed on December 1,2024, to replace JJ Nel who resigned from the board on 27 November 2024.

Also see Item 6E. Share Ownership for details of share options held by directors.

Compensation of key management
Refer to Item 18. ‘‘Financial Statements – Note 19.2 – Directors' and prescribed officers' emoluments’’ for the total compensation paid to key management (including executive and non-executive directors as well as prescribed officers).
Through fiscal year 2024, the Group applied a pool-based Short-Term Incentive scheme, based on modified free cash flow, because it drives a strong teamwork culture with all participants working primarily towards a single goal, maximising free cash flow which is an easy measure to understand. Salient features of the short-term incentive scheme were as follows:
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
• A safety and a fatality modifier, both supporting the Company’s strong commitment to its strategy of a renewed focus on employee safety, development, values and wellbeing; and
• The individual performance moderator model has been expanded to include employee performance ratings between 2 and 3 to participants in the STI scheme on a broader sliding scale. See table below "Distributions are moderated for individual performance".
Performance measures
The STI is funded out of a pool created from the Adjusted Free Cash Flow (“Adjusted FCF”) generated by DRDGOLD in the financial year:
• Adjusted FCF is defined for the performance measure as cash generated from operations, less capital expenditure (“Capex”), and tax. In the budgeting process, if the Group believes that any Capex, Investment or other item/s should be excluded or amortised or treated in any different way for determining Adjusted FCF at the end of the year, they may make representations to the Remuneration Committee (R on the treatment of such item/s for the purposes of calculating Adjusted FCF for purposes of the STI pool. Remco has absolute discretion in approving the treatment of such items;
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
The Group performance measures set out by the Remuneration Committee and the weightings for FY2024 were as follows:
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
Production Modifier
The calculated STI Pool may be modified, upwards or downwards, based upon gold (kg) produced measured against budget, as follows:

Gold (Kg) Produced:	STI
% of budget	Pool Adjustment
<93%	-10%
39% to <93%	-5%
97% to <103%	0%
103% to <107%	+5%
≥107%	+10%
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
In order to be able to reward exceptional individual performance appropriately, the formulaic plus discretionary allocations may exceed the amount which is capped to the all-inclusive remuneration for the fiscal year, but these instances, if any, would be subject to the
Executive Committee’s and ultimately the Remuneration Committee’s approval.
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
New single incentive plan
To remain aligned with the latest developments in remuneration policy and to stay current with the demands of governance as well as remain competitive within the industry, the Remuneration Committee conducted a review of the current short-term and long-term incentive schemes, with the assistance of external independent advisors. The outcome of the review informed the introduction of a new simplified, Single Incentive Plan incorporating a deferred share plan, which replaced the existing scheme in fiscal year 2025. The new plan was approved by the shareholders at the 2023 AGM.
The Single Incentive Plan recognises the difficulties in setting stretched but realistic performance targets in a volatile economic environment. Its aim is to move beyond measurement criteria, which is focused chiefly on inflexible financial performance and give balanced weightings to financial and non-financial measures to ensure executives and senior management are held to appropriate pay-for-
performance standards without being penalised unduly for factors outside their control.
The Remuneration Committee has approved and recommended for approval by the Board, the principles of the Single Incentive
Plan which consists of a Single Incentive Policy ("Policy") and a Deferred Share Plan ("DSP").
Salient features of the DRDGOLD single incentive policy

Single incentive plan
Components and determination:
Single Incentive = Free Cash Flow Portion + Scorecard Portion
whereby:
Free Cash Flow Portion = adjusted free cash flow for the relevant financial year x 10% x personal share*.
Scorecard Portion = personal cost-to-company x scorecard on-target percentage x performance multiplier.
*The personal share of the Free Cash Flow pool is capped at 50% of cost to Company for
Executive Directors and Prescribed Officers and FL Patterson band and 67% for all DU and
EU band managers. Personal share is determined jointly by the Chief Executive Officer and the Chief Financial Officer and approved by the Remuneration Committee.

Participants	Full time employees from category 19 to 26 excluding non-executive directors. (Patterson band D upper and F upper).

Pay-out form	Cash payment (short-term component) Cash payment = Single Incentive x 67%	DRDGOLD Shares (long-term component) Deferred DRDGOLD shares = Single Incentive x 33% + any approved retention award
Pay-out period	Settled annually for all employees
Vesting over 5 years at 20% per annum for
Category 25 and 26 (F band) and over 3 years
at 33% per year for Category 19 to 24 (E and
D band) participants, without further
performance conditions and subject to
continued employment.

Basis of award	Group and individual scorecards for initial award. Business unit scorecard may be introduced for subsequent awards.
Safeguards
The quantum and award of the Single Incentive will be tested against certain safeguards including a specified percentage of EBIT and a 1% limitation on the total number of
DRDGOLD shares in issue during that year.

Scorecard On-target percentages and weightings	Strategic Level	Typical title	Paterson grade	Scorecard On- target Percentage	Performance Multiplier Weighting
					Company	Personal
	Top Management, Strategic Intent	CEO	F upper	90%	90%	10%
		CFO	F lower	75%	90%	10%
	General Management, Strategic Execution	General Managers	E Upper	60%	90%	10%
	Senior and Middle Management	Heads of Department	E lower	45%	90%	10%
	Middle management, qualified and experienced professionals		D	45%	90%	10%
Group scorecard

Area	Measure	Weight	Threshold	Target	Stretch	Measures
			0%	100%	200%
Shareholders (20%)	Relative Total Shareholder Return	10%	Median	Halfway between median / UQ	Upper quartile	Relative to that of comparators
	Return on Equity	10%	Cost of equity	Cost of equity plus 3%	Cost of equity plus 6%	Return higher than weighted average cost of capital
Financial (30%)	Cash operating cost (R/ton)	10%	115% x Budget	110% x Budget	Budget	Based on the achievement vs budget, noting that budget is already a stretch target since it is based on “nameplate” capacity without de- risking for probable downtime.
	Cash operating cost	10%
	All-in Sustaining Cost (R/kg)	10%
Operations (30%)	Production (kgs)	15%	85% x Budget	90% x Budget	Budget	Based on the achievement vs budget, noting that budget is already a stretch target since it is based on “nameplate” capacity without de- risking for probable downtime.
	Throughput (tons)	15%
Current scorecard modifier evaluation (ESG factors) (20%)	Environmental	4%	Amber Score (2)	Green Score (3)	Blue Score (5)	Based on current scorecard modifier evaluation, a portfolio of evidence compiled.
	Health & Safety	4%
	Local Economic Development	4%
	Human Resources Development	4%
	Transformation	4%
Performance will be assessed based on the following:
- For "threshold performance" , 0% will be scored for that performance area

- For "on-target performance" , 100% will be scored for that performance area
- For "stretch performance" , 200% will be scored for that performance area
-Linear vesting will be applied between threshold, on-target and stretch.
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
Termination and adjustment rules

Active employees	Participation is only for active employees within the category 19-26 band, unless determined by Remco. (“active” excludes employees serving their notice period)
Temporary occupation	Any person temporarily occupying a position is not eligible to participate in the SI scheme based on this temporary position.
Determination period	Annually
Eligibility and value	Subject to Remco discretion
Service period	Employee must be rendering services in the year the SI relates to.
New appointment	At Remco discretion

No-fault termination	Awards and vesting in line with the SIP and Deferred shares
Pending disciplinary/poor work performance	Award or settlement suspended until proceedings concluded. Grant or settlement at Remco discretion.
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
Pretorius and A.J. Davel during the year ended June 30, 2025.
On July 1, 2022 Mr. D J Pretorius entered into a new agreement of employment for a period of 3 years and thereafter it continues indefinitely until terminated by either party on not less than three months’ written notice. Under the employment agreement effective up to
June 30, 2025 Mr. D J Pretorius receives from us a guaranteed remuneration package of R8.8 million per annum. Mr. D J Pretorius was eligible under his employment agreement and in terms of the new Single Incentive Plan ("SIP") which incorporates the Deferred Share Plan
("DSP"), for an incentive bonus of up to 100% of his annual remuneration package in respect of one bonus cycle per annum over the duration of his appointment, on the condition that DRDGOLD achieves certain key performance indicators, along with any discretionary bonus awarded by the Remuneration Committee. Per the SIP, 67% of the incentive bonus is paid in cash and 33% received in terms of a
Deferred Share Award which vests each year evenly over a 5 year period. The SIP replaces the only equity-settled long term incentive scheme (awarded 436,959 conditional shares in October 2023, 404,342 conditional shares in October 2024 and 177,688 deferred shares in
October 2025).
Mr. A J Davel entered into a new employment agreement effective from July 1, 2022 for a period of 3 years and thereafter it continues indefinitely until terminated by either party on not less than three months’ prior written notice. Mr. A J Davel receives from us a guaranteed remuneration package of R5.6 million per annum. Mr. A J Davel is eligible under his employment agreement and in terms of the new SIP which incorporates the DSP, for an incentive bonus of up to 100% of his annual remuneration package in respect of one bonus cycle per annum over the duration of his appointment, on the condition that DRDGOLD achieves certain key performance indicators, along with any discretionary bonus awarded by the Remuneration Committee. Per the SIP, 67% of the incentive bonus is paid in cash and 33% received in terms a Deferred Share Award which vests each year evenly over a 5 year period. The SIP replaces the only equity-settled long term incentive scheme (awarded 232,624 conditional shares in October 2023, 215,259 conditional shares in October 2024 and 97,277 deferred shares in October 2025).
Mr. T J Cumming, Mr. E A Jeneker, Mrs. T B V N Mnyango, Mr. J A Holtzhausen, Mr. R A Brady, Ms. K P Lebina and Ms C D
Flemming entered into a service agreement which continues indefinitely until terminated by the director not less than one months’ prior written notice, the director is not recommended for re-appointment by the Board, if the director is not reappointed at any AGM, or where grounds exist for termination. Mr. J J Nel resigned from the board on November 27,2024. Mr R A Brady was appointed on December 1,
2024.

The Company does not administer any pension, retirement or other similar scheme in which the directors receive a benefit.

6C. BOARD PRACTICES
Board of Directors
As at June 30, 2025, the board of directors comprises two Executive Directors (Mr. D J Pretorius and Mr. A J Davel) and as at
September 30, 2025 three Executive directors, with the addition of Ms H Hooijer appointed on 1 July 2025. As at June 30, 2025 and
September 30, 2025 the board comprised of seven Non-Executive Directors (Messrs. T J Cumming, R A Brady, E A Jeneker, J A
Holtzhausen and Mmes. K P Lebina, T B V N Mnyango, C D Flemming). The Non-Executive Directors are independent under the New
York Stock Exchange, or NYSE, requirements (as affirmatively determined by the Board of Directors) and the South African King IV
Report except Messrs. T J Cumming who also serves as an independent non-executive director of Sibanye-Stillwater Limited, DRDGOLD’s controlling shareholder and R A Brady who serves as a consultant for Sibanye Stillwater Limited from July 1st, 2025.
In accordance with the King IV Report on corporate governance, as encompassed in the JSE Listings Requirements, and in accordance with the United Kingdom Combined Code, the responsibilities of Chairman and Chief Executive Officer are separate. Mr. T J
Cumming is the Non-Executive Chairman, Mr. D J Pretorius is the Chief Executive Officer, Mr. A J Davel is the Chief Financial Officer and
Ms H Hooijer is the Chief Financial Officer designate. The board has established a Nominations Committee, and it is our policy for details of a prospective candidate to be distributed to all directors for formal consideration at a full meeting of the board. A prospective candidate would be invited to attend a meeting and be interviewed before any decision is taken. In compliance with the NYSE rules a majority of independent directors will select or recommend director nominees.
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
Directors' Terms of Service
The following table shows the date of appointment and number of years until expiration of the directors' current term of service since the latest AGM (November 27, 2024) of each of the directors as at June 30, 2025:

Director	Title	Year first appointed	Term of current office since latest AGM[1]
D J Pretorius	Chief Executive Officer	2008	4 years
A J Davel	Chief Financial Officer	2015	2 years
T J Cumming	Non-Executive Director	2020	3 years
E A Jeneker	Non-Executive Director	2007	1 year
J A Holtzhausen	Non-Executive Director	2014	4 years
T B V N Mnyango	Non-Executive Director	2016	4 years
J J Nel	Non-Executive Director	2018	Resigned
K P Lebina	Non-Executive Director	2019	2 years
C D Flemming	Non-Executive Director	2020	3 years
R A Brady	Non-Executive Director	2024	9 months

1In terms of clause 25 of the MOI, one third of the directors (executive and non-executive) for the time being shall retire from office by rotation at each AGM. The directors, eligible and available for re-election, will renew their term of service with effect from the end of the AGM, if re-elected.

Executive Committee
As at June 30, 2025, Executive Committee ("EXCO") comprise of the Chief Executive Officer, Chief Financial Officer and Chief
Operating Officer and Chief Financial Officer designate.  After a review was performed to confirm the makeup of the DRDGOLD EXCO, it was decided that the Company Secretary will no longer form part of the EXCO. The Executive Committee consisted of  Mr. D J Pretorius
(Chairman), Mr. A J Davel, Mr. W J Schoeman and Ms H Hooijer.
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
As at June 30, 2025 the Nominations Committee consisted of T J Cumming (Chairman), E A Jeneker, J A Holtzhausen, T B V N
Mnyango and K P Lebina.
The Nominations Committee meets on a quarterly basis. All members of this committee are independent non-executive directors who are independent according to the definition set out in the NYSE Rules, except for T Cumming. It is chaired by the board chairman who is a non-executive director (“NED”).
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
Remuneration Committee
As at June 30, 2025 the Remuneration Committee consisted of  E A Jeneker (Chairman),  J A Holtzhausen, K P Lebina  and T J
Cumming.

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
Audit Committee
As at June 30, 2025 the Audit Committee consisted of J A Holtzhausen (Chairman), K P Lebina and C D Flemming.
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
The committee is responsible for making recommendations to appoint, reappoint or remove the external auditors, and the designated external audit partner as well as determining their remuneration and terms of engagement. In accordance with its policy, the committee preapproves all audit and non-audit services provided by the external auditors. BDO South Africa Inc. was reappointed by shareholders at the last AGM on November 27, 2024 to perform DRDGOLD’s external audit function, such appointment was made by the shareholders in accordance with the laws of South Africa and upon recommendation of the board following the Audit Committee. BDO
South Africa Inc. has been the appointed auditors since 2023.
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
Risk Committee
As at June 30, 2025 the Risk Committee consisted of K P Lebina (Chairwoman), D J Pretorius, T B V N Mnyango, C D Flemming
and T J Cumming.
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
Social and Ethics Committee
As at June 30, 2025, the Social and Ethics Committee consisted of E A Jeneker (Chairman),  A J Davel,  T B V N Mnyango and C
D Flemming
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
Investment Committee
As at June 30, 2025, the Investment Committee consisted of K P Lebina (Chairwoman),  T J Cumming,  J A Holtzhausen, E A
Jeneker and R A Brady.
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
Employees
The total number of employees at June 30, 2025, of 3,410 comprises 2,517 specialized service providers and 893 employees who are directly employed by us and our subsidiary companies. Of the 893 employees directly employed by us and our subsidiary companies, 47 employees are on a fixed term employment contract.
The total number of employees at June 30, 2024, of 2,956 comprises 2,053 specialized service providers and 903 employees who are directly employed by us and our subsidiary companies. Of the 903 employees directly employed by us and our subsidiary companies, 27 employees are on a fixed term employment contract.
The total number of employees at June 30, 2023, of 3,082 comprises 2,155 specialized service providers and 927 employees who are directly employed by us and our subsidiary companies. Of the 927 employees directly employed by us and our subsidiary companies, 27 employees are on a fixed term employment contract.
The total number of employees at September 30, 2025, of 3,365 comprises 2,480 specialized service providers and 885 employees who are directly employed by us and our subsidiary companies. Of the 885 employees directly employed by us and our subsidiary companies, 23 employees are on a fixed term employment contract.
All of our employees are based at our operations that operate exclusively in South Africa.

Labor Relations
As at June 30, 2025, approximately 80% of our Ergo employees and 75% of our FWGR employees are members of trade unions or employee associations. South Africa's labor relations environment remains a platform for social reform. The National Union of Mineworkers,
(“NUM”), one of the main South African mining industry unions, is influential in the tripartite alliance between the ruling African National
Congress, the Congress of South African Trade Unions, (“COSATU”), and the South African Communist Party as it is the biggest affiliate of COSATU. The relationship between management and labor unions remains cordial. The organized labor coordinating forum meets regularly to discuss matters pertinent to both parties.
A four-year wage agreement was reached with organized labor at FWGR in November 2024. ERGO’s wage agreement with employees expired at the end of June 2025 and negotiations with organized labor will continue with the meeting scheduled for November
2025.
We recognize the need for transformation and have put systems and structures in place to address this at both management and board level. We aim to recruit in line with our transformational objectives. The composition of the Board of Directors specifically, changed significantly over the past two fiscal years and is more diverse and reflective of transformation and South Africa’s demographics.
Safety statistics
Due to the importance of our labor force, we continuously strive to create a safe and healthy working environment. The following are our fiscal 2025 overall safety statistics for our operations:

(Per million man hours)	Ergo		FWGR		Consolidated
	Year ended June 30,		Year ended June 30,		Year ended June 30,
	2025	2024	2025	2024	2025	2024
Lost time injury frequency rate (LTIFR)[1]	1.72	1.18	1.23	0.92	1.63	1.15
Reportable incidence frequency rate (RIFR)[1]	0.72	0.53	1.23	—	0.81	0.46
Fatalities	—	1	—	—	—	1
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
As of June 30, 2025, directors and prescribed officers do not hold any options to purchase ordinary shares.
Closed periods apply to share trading by directors, prescribed officers and other employees, whenever persons become or could potentially become aware of material price sensitive information, such as information relating to an acquisition, bi-annual results etc., which is not in the public domain. When these persons have access to this information an embargo is placed on share trading for those individuals concerned. The embargo need not involve the entire Company in the case of an acquisition and may only apply to the board of directors, executive committee, and the financial and new business teams, but in the case of interim and year-end results the closed-period is group-
wide.
Equity-Settled Long-Term Incentive Scheme ("ELTI")
On December 2, 2019 shareholders approved an Equity-Settled Long-Term Incentive Scheme (“Scheme”) for purposes of replacing the Cash-Settled Long-Term Incentive Scheme. Certain key features of the Scheme are:
Equity settled
The Scheme will be equity-settled.  Equity-settlement will be implemented by way of market acquisition of DRDGOLD ordinary shares or through the issue of authorized but unissued shares or treasury shares.
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
The last grant in terms of the ELTI scheme was made on 22 October 2024. The ELTI scheme is replaced by the Single Incentive
Plan ("SIP"), incorporating the Deferred Share Plan ("DSP"), which was approved by the shareholders on 29 November 2023. The first grant under the DSP was made on 13 August 2025. Dividends declared and paid on shares granted per the DSP accrue to the employees. See "Item
6B. Compensation" for further details on the SIP.
6F.  ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION
Not applicable.
.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7A. MAJOR SHAREHOLDERS
As of September 30, 2025, our issued capital consisted of:
•866,315,666 ordinary shares of no par value; and
•5,000,000 cumulative preference shares.
To our knowledge, as of June 30, 2025, we were not directly or indirectly owned or controlled by another corporation or any person or foreign government, other than the controlling interest held by Sibanye-Stillwater.
On July 31, 2018, 265 million ordinary shares were issued to Sibanye-Stillwater as settlement of the purchase consideration for the acquisition of the WRTRP Assets. On January 8, 2020, Sibanye-Stillwater exercised the option granted to it to subscribe for such number of new ordinary shares in the share capital of DRDGOLD for cash resulting in Sibanye-Stillwater holding in aggregate 50.1% of all
DRDGOLD shares in issue (including treasury shares). Sibanye-Stillwater subscribed for 168,158,944 Subscription Shares at an aggregate subscription price of R1,086 million, on January 22, 2020. The Subscription Shares were allotted and issued at a price of R6.46 per share, being a 10% discount to the 30-day volume weighted average traded price. During August 2025, Sibanye-Stillwater purchased 1.4 million additional shares in the market due to the new share issuances made by the Company to settle its employee share plan, as described in Item
10B. Sibanye-Stillwater's shareholding as at June 30, 2025 was 50.1%; as at 30 September 30, 2025 was 50.16% and as at October 30, 2025:
50.1%.
Other than the above, there are no arrangements, the operation of which may at a subsequent date result in a change in control of us.
Based on information available to us, as of September 30, 2025:
•there were 11,330 record holders of our ordinary shares in South Africa, who held 587,044,367 or approximately 67.8% of our ordinary shares;
•there was one record holder of our cumulative preference shares in South Africa, who held 5,000,000 ordinary shares or 100%
of our cumulative preference shares;
•there were 53 US record holders of our ordinary shares, who held approximately 57,412,416 ordinary shares or approximately
6.6% of our ordinary shares excluding those shares held as part of our ADR program; and
•there were 568 registered holders of our ADRs in the United States, who held approximately 189,738,370 shares (18,973,837
ADRs) or approximately 21.9% of our ordinary shares.
The following table sets forth information regarding the beneficial ownership of our ordinary shares as of September 30, 2025 by:
•each of our directors and prescribed officers; and
•any person whom the directors are aware of as at September 30, 2025 who is interested directly or indirectly in 1% or more of our ordinary shares. There was change in the percentage ownership of the major shareholders over the preceding three years.
During fiscal year 2020 Sibanye-Stillwater exercised the option granted to it to subscribe for such number of new ordinary shares in the share capital of DRDGOLD for cash resulting in Sibanye-Stillwater holding in aggregate 50.1% of all Shares in issue (including treasury shares). Sibanye-Stillwater subscribed for 168,158,944 ordinary shares.

	Shares Beneficially owned
Holder	Number	Percent of outstanding ordinary shares
Directors/prescribed officers
D.J. Pretorius	999,816	*
A.J. Davel	387,067	*
H Hooijer	104,152	*
W.J. Schoeman	25,000	*

Other
SIBANYE GOLD PROPRIETARY LIMITED	434,558,944	50.16%
JP MORGAN CHASE BANK	189,738,370	21.90%
GOVERNMENT EMPLOYEES PENSION FUND	46,224,176	5.34%

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
Randgold's registered address is Suite 25, Katherine & West Building, Corner of Katherine and West Streets, Sandown, Sandton, 2196.
The holders of cumulative preference shares do not have voting rights unless any preference dividend is in arrears for more than six months. The terms of issue of the cumulative preference shares are that they carry the right, in priority to the Company's ordinary shares, to receive a dividend equal to 3% of the gross future revenue generated by the exploitation or the disposal of the Argonaut mineral rights acquired from Randgold in September 1997. Additionally, holders of cumulative preference shares may vote on resolutions which adversely affect their interests and on the disposal of all, or substantially all, of our assets or mineral rights. There is currently no active trading market for our cumulative preference shares. Holders of cumulative preference shares will only obtain their potential voting rights once the
Argonaut Project becomes an operational gold mine, and dividends accrue to them. The prospecting rights have since expired and the
Argonaut Project terminated. The development of the project is not expected to materialize and therefore no dividend is expected to be paid.

7B. RELATED PARTY TRANSACTIONS
Transactions with related parties are disclosed in Item 18. ‘‘Financial Statements - Note 5.1 – Cost of sales’’
Remuneration paid to key management is disclosed in Item 18. ‘‘Financial Statements - Note 19.2 – Directors' and prescribed officers' emoluments."
Interest in subsidiaries is disclosed in Item 18. "Financial Statements - Note 22 - Interest in subsidiaries."
Subsidiary held for sale is disclosed in Item 18. "Financial Statements - Note 23 Subsidiary held for sale."
efer to Item 18. "Financial Statements - Note 29 - Related parties."
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
8B. SIGNIFICANT CHANGES
Significant changes that have occurred since June 30, 2025, the date of the last audited financial statements included in this Annual
Report, are discussed in the relevant notes to the financial statements under Item 18. Financial Statements.

ITEM 9. THE OFFER AND LISTING
9A. OFFER AND LISTING DETAILS
The principal trading market for our equity securities is the Johannesburg Stock Exchange ("JSE") (symbol: DRD). Additionally, the A2X (listed on September 5, 2023) and our ADSs trade on the New York Stock Exchange (symbol: DRD). The ADRs are issued by JP
Morgan Chase Bank, as depository. Each ADR represents one ADS and each ADS represents ten of our ordinary shares. Until July 23, 2007, each ADS represented one of our ordinary shares.
The cumulative preference shares are not traded on any exchange.
There have been no trading suspensions with respect to our ordinary shares on the JSE during the past three years ended June 30,
2025, nor have there been any trading suspensions with respect to our ADRs on the New York Stock Exchange since our listing on that market.
9B. PLAN OF DISTRIBUTION
Not applicable.
9C. MARKETS
Nature of Trading Markets
See “Offer and Listing Details” above.
9D. SELLING SHAREHOLDERS
Not applicable.
9E. DILUTION
Not applicable.
9F. EXPENSES OF THE ISSUE
Not applicable.
ITEM 10. ADDITIONAL INFORMATION
10A. SHARE CAPITAL
Not applicable.
10B. MEMORANDUM AND ARTICLES OF ASSOCIATION
As of June 30, 2025, we had authorized for issuance 1,500,000,000 ordinary shares of no par value (as of September 30, 2025:
1,500,000,000), and 5,000,000 cumulative preference shares of R0.10 par value (as of September 30, 2025: 5,000,000). On this date, we had issued 864,588,711 ordinary shares. On August 27, 2025, 1,726,955 new ordinary shares were issued in terms of the new employee Single
Incentive plan, incorporating the Deferred Share Plan increasing the issued ordinary share as of September 30, 2025 is 866,315,666 and
5,000,000 cumulative preference shares. On October 20, 2025, a further 1,082,033 new ordinary shares were issued in terms of the LTIP employee scheme, for the purpose of settling the conditional shares vesting on October 19, 2025. Therefore the total issued shares as of
October 30, 2025 is 867,397,699.
Set out below are brief summaries of certain provisions of our Memorandum of Incorporation, or our MOI, the Companies Act of
South Africa and the JSE Listings Requirements, all as in effect on June 30, 2025 and September 30, 2025. The summary does not purport to be complete and is subject to and qualified in its entirety by reference to the full text of the MOI, the Companies Act, and the JSE Listings
Requirements.
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
Winding-up
If we are wound-up, then the assets remaining after payment of all of our debts and liabilities, including the costs of liquidation, shall be applied to repay to the shareholders the amount paid up on our issued capital and thereafter the balance shall be distributed to the shareholders in proportion to their respective shareholdings. On a winding up, our cumulative preference shares rank, in regard to all arrears of preference dividends, prior to the holders of ordinary shares. As of  June 30, 2025 and September 30, 2025, no such dividends have been declared. Except for the preference dividend and as described in this Item our cumulative preference shares are not entitled to any other participation in the distribution of our surplus assets on winding-up.
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
DRDGOLD is required to pay a 20 basis points (excluding VAT) per annum unutilized facility fee calculated on the average monthly unutilized portion of the GBF. There are no financial covenants related to the GBF. Pursuant to the conclusion of the RCF described below, an amended and restated facility letter was entered into on August 8, 2024 in order to incorporate the terms of the RCF.
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
During financial year 2025, the GBF was amended to include a R120 million guarantees facility. Subsequent to year end, this was increased by an additional R61 million, increasing the guarantee facility to R181 million, which has been fully utilized.
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
Agreement to purchase BESS
Ergo commissioned its Solar Power Project to address the existing impact of load shedding, potential future power shortages and escalating electricity prices.  The Solar Power Project includes the installation of a battery energy storage system. As part of the development, in May 2023, Ergo entered into an agreement with Nidec ASI SA (“Nidec”), pursuant to which Nidec will supply a Battery
Energy Storage System (“BESS”) of the Solar Plant. The BESS forms an integral part of keeping the Ergo plant and Brakpan TSF operating at planned capacity.
The contract price for the BESS amounts to €62.5 million and has been settled based on certain specified payment milestones.
Each payment milestone ranged from 5% to 20% of the contract price.
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

There are many inherent disadvantages to exchange controls, including distortion of the price mechanism, problems encountered in the application of monetary policy, detrimental effects on inward foreign investment and administrative costs associated therewith. The
South African Finance Minister has indicated that all remaining exchange controls are likely to be dismantled as soon as circumstances permit. Since 1998, there has been a gradual relaxation of exchange controls. The gradual approach to the abolition of exchange controls adopted by the Government of South Africa is designed to allow the economy to adjust more smoothly to the removal of controls that have been in place for a considerable period of time. The stated objective of the authorities is equality of treatment between residents and non-
residents with respect to inflows and outflows of capital. The focus of regulation, subsequent to the abolition of exchange controls, is expected to favor the positive aspects of prudential financial supervision.
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

Any cash dividends paid by us are paid in rands. Holders of ADRs on the relevant record date will be entitled to receive any dividends payable in respect of the shares underlying the ADRs, subject to the terms of the deposit agreement entered on August 12, 1996, and as amended and restated, between the Company and JP Morgan Chase Bank, as the depositary. Subject to exceptions provided in the deposit agreement, cash dividends paid in rand will be converted by the depositary to dollars and paid by the depositary to holders of ADRs, net of conversion expenses of the depositary, in accordance with the deposit agreement. The depositary will charge holders of ADRs, to the extent applicable, taxes and other governmental charges and specified fees and other expenses.
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
In fiscal years 2025 and 2024, the tax rates for taxable mining income for Ergo was nil for both years and for FWGR was nil and
25% respectively. The gold mining tax formula for determining the South African gold mining tax rate for fiscal 2025 was Y = 33 - 165/X
(fiscal year 2024: Y = 33 - 165/X) where Y is the percentage rate of tax payable and X is the ratio of taxable income, net of any qualifying capital expenditure that bears to gold mining income derived, expressed as a percentage. The tax rate for non-mining taxable income was
27% for both fiscal years 2025 and 2023 respectively.
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

U.S. Federal Income Tax Considerations
The following is a summary of the U.S. federal income tax considerations generally applicable to U.S. Holders on the ownership and disposition of ordinary shares or ADRs. Unless otherwise indicated, this discussion addresses only U.S. Holders who hold ordinary shares or ADRs as capital assets (generally, property held for investment) for U.S. federal income tax purposes. This discussion is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder, judicial decisions, published rulings of the Internal Revenue Service (the “IRS”), administrative pronouncements and other relevant authorities, as well as on the income tax treaty between the United States and South Africa (the “Treaty”), all as in effect on the date hereof and all of which are subject to differing interpretations and change, possibly on a retroactive basis. There can be no assurance that the
IRS would not assert, or that a court would not sustain, a position contrary to any of the considerations discussed herein.
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
•a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia;
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
U.S. Holders of ordinary shares or ADRs should consult their tax advisors regarding the U.S. federal income tax considerations applicable to the ownership and disposition of ordinary shares or ADRs in light of their particular circumstances as well as any considerations to them arising under the tax laws of any non-U.S., state or local taxing jurisdiction.
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

For U.S. foreign tax credit purposes, dividends received on ordinary shares or ADRs will generally be treated as income from foreign sources and will generally constitute passive category income. Subject to certain conditions and limitations, a U.S. Holder eligible for the benefits of the Treaty may be eligible to claim a foreign tax credit in respect of any South African income taxes paid or withheld with respect to dividends on ordinary shares or ADRs to the extent such taxes are nonrefundable under the Treaty. The rules governing foreign tax credits are complex, and U.S. Treasury regulations (“Final FTC Regulations”) impose additional requirements that must be met for a foreign tax to be creditable for U.S. Holders that do not elect to apply, or do not qualify for, the benefits of the Treaty. However, the IRS has issued notices (the "Notices") indicating that the U.S. Treasury and the IRS are considering proposing amendments to the Final FTC
Regulations and allow taxpayers, subject to certain conditions, to defer the application of many aspects of the Final FTC Regulations until the date when a notice or other guidance withdrawing or modifying this temporary relief is issued (or any later date specified in such notice or other guidance). Alternatively, a U.S. Holder may elect to deduct such taxes in computing its taxable income for U.S. federal income tax purposes. A U.S. Holder’s election to deduct foreign taxes instead of claiming foreign tax credits applies to all creditable foreign income taxes paid or accrued in the relevant taxable year. The rules regarding foreign tax credits and the deductibility of foreign taxes are complex.
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
If we are a PFIC for any taxable year during which a U.S. Holder holds ordinary shares or ADRs, the U.S. Holder would be subject to special rules with respect to any (i) gain recognized upon the disposition of the ordinary shares or ADRs and (ii) receipt of an excess distribution (generally, any distribution to a U.S. Holder during a taxable year that is greater than 125% of the average amount of distributions received by such U.S. Holder during the three preceding taxable years in respect of the ordinary shares or ADRs or, if shorter, such U.S. Holder's holding period for the ordinary shares or ADRs). Under these rules:
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
•amounts allocated to each prior year (other than the current taxable year or a pre-PFIC year) will be taxed at the highest tax rate in effect  that is applicable to the U.S. Holder for that year; and
•such amounts will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to such years (other than the current taxable year or a pre-PFIC year).
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

We believe that we were not a PFIC for the prior taxable year. There can be no assurance regarding our PFIC status for the current taxable year or foreseeable future taxable years, however, because our PFIC status is a factual determination made annually that will depend, in part, upon the composition of our income and assets. The value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined in part by reference to the market price of our ordinary shares or ADRs from time to time (which may be volatile). Because we will generally take into account our current market capitalization in estimating the value of our goodwill and other unbooked intangibles, our PFIC status for the current taxable year and foreseeable future taxable years may be affected by our market capitalization.
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
source gain or loss for U.S. foreign tax credit purposes. Subject to the Notices described above, under the Final FTC Regulations, South
African taxes (if any) imposed on disposition gains generally will not be creditable against a U.S. Holder’s U.S. federal income tax liability.
U.S. Holders should consult their own tax advisors as to their ability to obtain an exemption from any South African taxes imposed on disposition gains, and the U.S. federal income tax implications of any South African taxes imposed on disposition gains in their particular circumstances.
In the case of a cash basis U.S. Holder who receives rand in connection with the taxable disposition of ordinary shares or ADRs, the amount realized will be based on the spot rate as determined on the settlement date of such exchange. A U.S. Holder who receives payment in rand and converts rand into U.S. dollars at a conversion rate other than the rate in effect on the settlement date may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss.
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
Our long-term strategy is to remain unhedged and to keep borrowings to a minimum. During fiscal year 2025 we did not hold or issue derivative financial instruments for speculative purposes, nor did we hedge forward gold sales. However, in instances where we need to incur medium-term borrowings to finance growth projects that introduce some liquidity risk to the Group, we may mitigate this liquidity risk by entering into an arrangement to provide price protection against a possible decrease in the rand gold price while borrowings are in place.
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
Foreign currency risk
Our reporting and functional currency is South African rand. Although gold is sold in US dollars, the Company is obliged to convert this into rands. No hedges were entered into during fiscal year 2025. We are thus exposed to fluctuations in the US dollar/rand exchange rate. Foreign exchange fluctuations affect the cash flow that we will realize from our operations as gold is sold in US dollars, while production costs are incurred primarily in rands. Our results are positively affected when the US dollar strengthens against the rand and adversely affected when the US dollar weakens against the rand. Our cash and cash equivalent balances are mostly held in South African rands.

Liquidity risk - Long-term debt
Set out below is an analysis of our debt as at June 30, 2025 consisting of capital and interest related to lease liabilities. All of our long-term debt is denominated in South African rand.
Interest rate
Total	6.4% - 10.5%
R'm
Repayment period
2026	8.9
2027	5.0
2028	3.9
2029	2.4
2030	0.9
2031	0.9
2032	0.9
2033	0.9
2034	0.9
2035	0.9
2036	0.9
2037	0.9
Total	27.4

Based on our fiscal year 2025 financial results, a hypothetical 100 basis points (increase)/decrease in interest rate activity would (increase)/decrease our interest expense by R0.3 million.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
See Item 9. "The Offer and Listing Details".
12A. DEBT SECURITIES
Not applicable.
12B. WARRANTS AND RIGHTS
Not applicable.
12C. OTHER SECURITIES
Not applicable.
12D. AMERICAN DEPOSITARY SHARES
Depositary Fees and Charges
JP Morgan Chase Bank was appointed as the depositary bank (“Depositary”) for DRDGOLD’s American Depositary Receipt
program, effective June 30, 2025. Prior to JP Morgan Chase Bank’s appointment, the Bank of New York Mellon served as DRDGOLD’s
Depositary.
DRDGOLD’s American Depositary Shares, or ADSs, each representing ten of DRDGOLD’s ordinary shares, are traded on the
New York Stock Exchange, or NYSE under the symbol “DRD” (until December 29, 2011 our ADSs were traded on the Nasdaq Capital
Market under the symbol “DROOY”). The ADSs are evidenced by American Depositary Receipts, or ADRs, issued by JP Morgan Chase
Bank, as Depositary under the Deposit Agreement dated as of May 29, 2025, among DRDGOLD Limited, JP Morgan Chase Bank and owners and beneficial owners of ADRs from time to time.
ADR holders may have to pay the following service fees to the Depositary:

Service	Fees (USD)
Issuance of ADSs, including issuances resulting from a distribution of ordinary shares or rights	$5.00 (or less) per 100 ADSs (or portion thereof)[1]
Cancellation of ADSs for the purpose of withdrawal, including if the Deposit Agreement terminates	$5.00 (or less) per 100 ADSs (or portion thereof)[1]
Distribution of cash dividends or other cash distributions	5 cents (or less) per ADS (or portion thereof)
Distribution of securities distributed to holders of deposited securities which are distributed by the Depositary to ADS registered holders	$5.00 (or less) per 100 ADSs (or portion thereof)

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

The Depositary collects its fees for delivery and surrender of ADSs directly from investors depositing or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The Depositary, collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-
entry system accounts of participants acting for them. The Depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.
Depositary Payments
The Bank of New York Mellon, as Depositary, agreed to reimburse DRDGOLD an annual amount of $75,000 mainly consisting of accumulated contributions towards the Company’s investor relations activities (including investor meetings, conferences and fees of investor relations service vendors).  After the deduction of other fees, the annual reimbursement for the year ended June 30, 2025 amounts to approximately $35,135 (June 30, 2024: $75,000, June 30, 2023: $75,000). DRDGOLD is also entitled to a 25% share of the dividend fees which amounts to approximately $68,010 for the year ended June 30, 2025 (June 30, 2024:  $90,988, June 30, 2023:  $990,779).
DRDGOLD has appointed JP Morgan Chase Bank as DRDGOLD’s depository bank. The transition from Bank of New York Mellon was effective on June 30, 2025.

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
There have been no material defaults in the payment of principal, interest, a sinking or purchase fund installment, or any other material defaults with respect to any indebtedness of ours.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None
ITEM 15. CONTROLS AND PROCEDURES
15A. Disclosure Controls and Procedures
As of June 30, 2025, our management, with the participation of our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures (as this term is defined in Rules 13a-15(e) and 15d-15(e) of the
Exchange Act). Our management, including the Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures were effective as of June 30, 2025.
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
Our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2025. In making this assessment, our management used the criteria set forth by the Internal Control-Integrated Framework (2013) issued by the Committee of
Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment and those criteria, our management concluded that as of June 30, 2025 our internal control over financial reporting was effective.
15C. Attestation Report of the independent registered public accounting firm
The effectiveness of internal control over financial reporting as of June 30, 2025 was audited by BDO South Africa Inc., independent registered public accounting firm, as stated in their report on page F-1 of this Form 20-F.
15D. Changes in Internal Control Over Financial Reporting
During the year ended June 30, 2025, there have not been any changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
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
ITEM 16B. CODE OF ETHICS
We have adopted a Code of Conduct that applies to all senior executives including our Non-Executive Chairman, the Chief
Executive Officer, Chief Financial Officer, Chief Operating Officer and Directors at our mining operations as well as all other employees. In the 2025 fiscal year we updated the Code of Conduct. The Code of Conduct can be accessed on the Company’s website at the following web address: www.drdgold.com/about-us/governance.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
BDO South Africa Inc. has served as our independently registered public accountant for the fiscal years ended June 30, 2025 and
2024. The audited financial statements appear in this Annual Report. The Annual General Meeting elects the auditors annually.
The following table presents the aggregate fees for professional audit services and other services rendered by BDO South Africa
Inc. to us in fiscal year 2025 and 2024 respectively:
Audit Fees
Audit fees billed for the annual audit services engagement, which are those services that the external auditor reasonably can provide, include the company audit; statutory audits; comfort letters and consents; attest services; and assistance with and review of documents filed with the SEC.

Auditors' remuneration	Year ended June 30,
	2025	2024
	R m	R m
Audit fees	8.5	8.0
Audit related fees	—	—
Tax fees	—	—
All other fees	0.7	0.6
Total	9.1	8.6
All Other Fees
The all other fees during fiscal year 2025 consist of the following:
•R0.7 million with respect to limited assurance provided by BDO Advisory Services (Pty) Ltd on specified items contained in our
Integrated Report for fiscal year 2025;
The all other fees during fiscal year 2024 consist of the following:
•R0.6 million with respect to limited assurance provided by BDO Advisory Services (Pty) Ltd on specified items contained in our
Integrated Report for fiscal year 2024.
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
•The NYSE Listing Standards require that the non-management directors of US-listed companies meet at regularly scheduled executive sessions without management. The JSE Listings Requirements do not require such meetings of listed company non-
executive directors. The board has unrestricted access to all company information, records, documents and property. Directors may, if necessary, take independent professional advice at the Company’s expense and non-executive directors have access to management and may meet separately with management, without the attendance of executive directors.
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
•The NYSE Listing Standards require U.S. listed companies to have a compensation committee composed entirely of independent directors. The JSE Listing Requirements merely require the appointment of such a committee but not that its members be independent. DRDGOLD has appointed a Remuneration Committee, currently comprising four board members, all of whom are independent under both the JSE Listing Requirements and the NYSE Listing Standards, except for T.J. Cumming.
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
ITEM 16K. CYBERSECURITY
Strategic context and risk management
DRDGOLD relies on various IT systems and physical infrastructure to support its mining operations including the solar plant and administrative activities which includes data capturing, processing, and storage. In certain instances, such data may be classified as confidential. This reliance exposes to cybersecurity risks including breaches or damage to our systems by computer viruses and system attacks and unauthorized physical or electronic access. Any system failure, accident or security breach could result in business disruption, theft of our intellectual property, disclosure of confidential information, reputational damage or litigation. Refer to item 3D. Risk factors risk entitled “A disruption in our information technology systems, including incidents related to cyber security, could adversely affect our business operations” for a full description.
DRDGOLD’s operations are underpinned by a robust digital and physical infrastructure, supporting mining activities, renewable energy initiatives including the solar plant, and administrative functions. These systems handle sensitive and confidential data, making cybersecurity a critical strategic and operational priority.
Cybersecurity risks include:
•Malicious cyberattacks (e.g., ransomware, phishing)
•Unauthorized access to systems or data
•System failures or data corruption
•Third-party vulnerabilities

Cybersecurity Strategy and Controls
DRDGOLD adopts a comprehensive, integrated cybersecurity strategy that aligns with internationally recognised standards and frameworks, including:
•ISO/IEC 27001
•NIST Cybersecurity Framework (CSF)
•CIS Critical Security Controls
Key components of the strategy include periodic risk reviews conducted jointly by the IT and Risk & Assurance departments and mandatory cybersecurity training for all employees to foster a culture of awareness and accountability.
An external cybersecurity assurance provider is engaged as part of the Group’s Combined Assurance Model to independently assess the robustness of the cybersecurity risk management process and the effectiveness of implemented controls.
Third-party Risk Management
Given the interconnected nature of DRDGOLD’s systems, vendor cybersecurity is a key focus area. The Business Intelligent ("BI") platform is used to assess and monitor third-party risks, particularly for critical vendors. Vendors with access to DRDGOLD systems are required to provide assurance of their cybersecurity posture through:
•Independent SOC 2 Type II reports, or
•Completion of cybersecurity assessments via the BI platform
These assessments are integrated into the broader ERM process to ensure alignment with the Group’s risk appetite and control environment.
Governance and oversight
Management oversight
DRDGOLD has an appointed Chief Information and Technology Officer (“CITO”) who is accountable and a head of Cyber
Security (“HCS”) who is responsible for the assessment and management of material risks from cyber security threats. The HCS is also responsible for ensuring that any remedial actions reported through the combined assurance program are adequately addressed.
The CITO, with over 16 years of experience, is an invitee to the DRDGOLD executive committee which meets on a bi-weekly basis where he reports back on cybersecurity matters.
The HCS is responsible for managing cybersecurity risks, implementing controls and ensuring remediation of findings from assurance activities.
Board of directors oversight
DRDGOLD’s board of directors provide strategic oversight of cybersecurity through its Risk Committee. The Risk Committee receives quarterly reports on its enterprise risk assessment processes which includes cybersecurity risks and reportable cyber security incidents. The Audit Committee is kept informed of material cyber risks facing the organization through the reporting on general information technology controls, aligned with the Company’s COSO 2013 framework.
The governance structure ensures that cybersecurity is embedded in decision-making and risk oversight processes at all levels of the organization.
Performance and incident disclosure
For the financial year ended June 30, 2025, DRDGOLD did not experience any cybersecurity incidents that had, or are reasonably likely to have, a material impact on its strategy, operations or financial condition.
DRDGOLD remains committed to proactive risk management, continuous improvement and transparent disclosure of material cybersecurity matters.

PART III
ITEM 17. FINANCIAL STATEMENTS
Not applicable.

ITEM 18 FINANCIAL STATEMENTS

The following annual financial statements and related auditor’s report are filed as part of this Annual Report		Page
Report of Independent Registered Public Accounting Firm	Firm ID:	F-1- to F-5
Report for the years ended June 30, 2025, 2024 and 2023 - BDO South Africa Inc.	1368
Consolidated statement of profit or loss and other comprehensive income for the years ended June 30, 2025, 2024 and 2023		F-5
Consolidated statement of financial position at June 30, 2025 and 2024		F‑6
Consolidated statement of changes in equity for the years ended June 30, 2025, 2024 and 2023		F‑7
Consolidated statement of cash flows for the years ended June 30, 2025, 2024 and 2023		F‑8
Notes to the consolidated financial statements		F‑9 to F‑45
		Note
About these consolidated financial statements		1
Use of accounting assumptions, estimates and judgements		2
New standards, amendments to standards and interpretations		3
Performance
Revenue		4
Results from operating activities		5
Cost of sales		5.1
Other income		5.2
Administration expenses and other costs		5.3
Finance income		6
Finance expense		7
Earnings per share		8
Resource assets and related liabilities
Property, plant and equipment		9
Right of use assets and lease liabilities		10
Provision for environmental rehabilitation		11
Investments in rehabilitation and other funds		12
Working capital
Cash and cash equivalents		13
Cash generated from operations		14
Trade and other receivables		15
Trade and other payables		16
Inventories		17
Tax
Income tax		18
Income tax expense		18.1
Deferred tax		18.2
Employee matters
Employee benefits		19
Equity settled tong-term incentive scheme		19.1
Transactions with key management personnel		19.2
89

Capital and equity
Capital management	20
Equity	21
Stated Share Capital	21.1
Dividends	21.2
Disclosure items
Interest in subsidiaries	22
Subsidiary held for sale	23
Operating segments	24
Payments made under protest	25
Other investments	26
Rand Refinery	26.1
Contingencies	27
Contingent liability for occupational lung diseases	27.1
Contingent liability for environmental rehabilitation	27.2
Contingencies regarding Ekurhuleni Metropolitan Municipality electricity tariff dispute	27.3
Contingent liability for the summons received from Benoni Gold Mine	27.4
Financial instruments	28
Related parties	29
Subsequent events	30

Report of Independent Registered Public Accounting Firm
Shareholders and Board of Directors
DRDGOLD Limited
Johannesburg, Republic of South Africa
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statement of financial position of DRDGOLD Limited (the “Company”) as of June 30, 2025 and
2024, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for the each of the three years in the period ended June 30, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at June 30, 2025 and
2024, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2025, in conformity with
International Financial Reporting Standards as issued by the International Accounting Standards Board
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the
Company's internal control over financial reporting as of June 30, 2025, based on criteria established in Internal Control – Integrated Framework
(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated October 30, 2025 expressed an unqualified opinion thereon.
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
Evaluation of the provision for environmental rehabilitation
At June 30, 2025, the Company’s provision for environmental rehabilitation totaled R 558.7 million. As discussed in note 11 to the consolidated financial statements, the Company estimates of the future environmental rehabilitation costs are determined with the assistance of an independent expert and are based on the Company’s environmental management plans, the Company’s life-of-mine (“LOM”) plan which influences the estimated timing of the rehabilitation cash outflows, and the planned method of rehabilitation.
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
◦evaluating the objectivity, knowledge, skills and ability of the Company’s independent expert by comparing their professional qualifications, experience and affiliations against industry norms and obtained an understanding of their scope of work; and
◦evaluating the undiscounted estimated environmental costs for a selection of sites by performing site inspections and challenging the planned method of rehabilitation that was determined for each selected site. This was performed by comparing the planned method of rehabilitation to the approved LOM plan, confirming that it is compliant with the environmental management plans as approved by the Department of Mineral Resources, where applicable, aligned with current industry practices and regulatory requirements, comparing selected inputs to the group’s mineral reserves and resources report, reviewed by the independent mineral reserves and resources experts and evaluated the closure liability estimate focusing on key financial and operational items.
◦The auditor’s expert report assessed the site layout and closure cost categories, methodologies, legislative framework, model structure and infrastructure measurements.
•Evaluating the reasonableness of the estimated cost of rehabilitation.  This was performed by:
◦testing a sample of costs and quantum’s that form the basis of the gross closure calculation to ensure completeness thereof by agreeing the projected cost to audit evidence and recalculating and agreeing to audit evidence the calculated quantities per the gross cost calculation
◦testing a sample of year-on-year movements in the cost items and evaluating the changes against audit evidence relating to changes in the method of rehabilitation, changes in the underlying quantities and changes in the third-party contractor rates.
◦Assessing the timing of the cash flows and discount rates applied to calculate the present value of estimated costs of rehabilitation by comparing the rates applied by management to the yields on government bonds with maturities approximating the timing of cash flows also including reasonableness of inflation used by management.
Evaluation of deferred tax liabilities related to the Ergo and FWGR operations.
At June 30, 2025, the Company’s net deferred tax liability totaled R 1,743.5 million. As discussed in note 18.2 to the consolidated financial statements, the Company’s deferred tax liabilities related to the Ergo and FWGR operations are calculated by applying a forecast weighted average tax rate to the temporary differences. The calculation of the forecast weighted average tax rate requires the use of assumptions and estimates and are inherently uncertain and could change materially over time, including the Company’s life-of-mine (“LOM”) plan (as discussed in note 9 to the consolidated financial statements) that is applied to calculate the expected future profitability.
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
•Testing the mineral resources experts’ reports by vouching a sample of reported reclamation sites to environmental approvals or mining rights.  This was performed by:
◦Evaluating the methodology and key assumptions used to measure quantities of economically recoverable gold against industry norms.
◦Assessing the objectivity, knowledge, skills, and experience of the group’s independent mineral reserves and resources experts.
◦Using our technical mining advisory expertise to evaluate the key assumptions, including:
▪The reserves used in the future production estimates,
▪Verification and validation of the technical data, estimation inputs, and methodologies applied;
◦Assessing the credibility and consistency of the Mineral Resource statements, including geological modelling, estimation methodology, classification, and compliance with Reasonable Prospects for Eventual Economic Extraction (RPEEE) criteria.
◦Evaluating the completeness, transparency, and technical robustness of the supporting documentation, including QAQC protocols, reconciliation records, modifying factors, and audit trails.

◦Consider material risks, uncertainties, and assumptions that could impact the reasonableness of the declared Mineral Resource figures or their economic viability, with reference to both SAMREC and S-K 1300 principles.
◦An assessment of the life-of-mine, evaluation of the forecast commodity prices and exchange rate used in the life-of-mine models, as well as assessing the reasonableness of forecast operating and capital expenditures;
•Testing the LOM plan and reserve and resources report prepared by the mineral reserves and resources experts.  This was performed by:
◦Vouching a sample of reported reclamation sites to environmental approvals, mining rights, and other regulatory documentation to assess whether the reported sites are valid and supported by appropriate approvals.
◦Evaluating the methodology and key assumptions used to determine quantities of economically recoverable gold, including comparing these assumptions to industry practices, internal technical guidance, and external benchmarks; and
◦Engaging our own auditor’s expert to independently assess the reasonableness of the LOM plan, including verifying the accuracy of the reported mineral resources and reserves, and assessing whether the quantities disclosed are consistent with the underlying geological data and industry standards.
•Evaluating the reasonableness of the assumptions and estimates applied in calculating the expected future profitability.  This was performed by:
◦Evaluating the reasonableness of total estimated quantities of economically recoverable gold in the LOM plan and agreeing a selection of period-to-period movements to actual production and adjustments recorded in the experts’ reports
◦Comparing forecasted Rand gold prices to independent analyst reports
◦Obtained the operating and capital expenses used in the forecast and assessed the completeness and accuracy when compared to prior period actuals and reasonability of forecasts
◦Comparing historical projections of the Rand gold price and estimated recoverable quantities to actual results and management’s forecasted weighted average tax rate calculation for reasonability
•Utilizing reserves and resources professionals with specialized skills and knowledge, who assisted in assessing the reasonableness of the
LOM assumptions, including verifying the consistency forecasted production, recoverable quantities and other technical inputs with industry norms, underlying geological models, and disclosed resources and reserves.
•Performing a sensitivity analysis to assess the impact of the forecasted rand gold prices and estimated quantities of economically recoverable gold, the expected future profitability and the resulting forecasted weighted average tax rate.
/s/ BDO South Africa Incorporated
We have served as the Company’s auditor since 2023.
Johannesburg, Republic of South Africa
October 30, 2025

Report of Independent Registered Public Accounting Firm
Shareholders and Board of Directors
DRDGOLD Limited
Johannesburg, Republic of South Africa
Opinion on Internal Control over Financial Reporting
We have audited DRDGOLD Limited (the “Company’s”) internal control over financial reporting as of June 30, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO
criteria”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2025, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the
consolidated statement of financial position of the Company as of June 30, 2025 and 2024, the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for the each of the three years in the period ended June 30, 2025, and the related notes (collectively referred to as the “consolidated financial statements”) and our report dated October 30, 2025, expressed an unqualified opinion thereon.
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
October 30, 2025

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER
COMPREHENSIVE INCOME
for the year ended June 30, 2025

Amounts in R million	Note	2025	2024	2023

Revenue	4	7,878.2	6,239.7	5,496.3
Cost of sales	5.1	(4,747.7)	(4,429.9)	(3,911.0)

Gross Profit from operating activities		3,130.5	1,809.8	1,585.3
Other income		—	2.0	10.4
Administration expenses and other costs	5.2	(213.8)	(199.3)	(172.9)

Results from operating activities		2,916.7	1,612.5	1,422.8
Finance income	6	223.8	280.8	334.3
Finance expense	7	(73.4)	(76.4)	(70.7)

Profit before tax		3,067.1	1,816.9	1,686.4
Income tax	18.1	(824.4)	(488.2)	(405.0)

Profit for the year[1]		2,242.7	1,328.7	1,281.4

Other comprehensive income
Items that will not be reclassified to profit or loss, net of tax
Net fair value adjustment on equity investments at fair value through other comprehensive income		139.1	11.7	17.9

Fair value adjustment on equity investments at fair value through other comprehensive income	26	139.8	11.8	17.2
Deferred tax thereon	18.2	(0.7)	(0.1)	0.7

Total other comprehensive income for the year		139.1	11.7	17.9

Total comprehensive income for the year		2,381.8	1,340.4	1,299.3

Earnings per share

Basic earnings per share (SA cents per share)	8	260.1	154.3	149.1
Diluted basic earnings per share (SA cents per share)	8	258.9	153.5	148.2
[1]Included in profit for the year and total comprehensive income for the year is a loss from subsidiary held for sale of R2.1 million. Of this loss, R1 million is attributable to non-controlling interest ("NCI").

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
at June 30, 2025

Amounts in R million	Note	2025	2024

ASSETS
Non-current assets		9,962.5	7,956.8
Property plant and equipment	9	8,542.2	6,794.9
Investments in rehabilitation and other funds	12	1,002.8	912.5
Payments made under protest	25	56.7	45.6
Other investments	26	322.5	180.4
Deferred tax asset	18.2	38.3	23.4

Current Assets		2,283.5	1,493.6
Inventories	17	522.6	460.0
Current tax receivable	18.3	4.3	33.1
Trade and other receivables	15	329.6	479.0
Assets held for sale	23	120.8	—
Cash and cash equivalents	13	1,306.2	521.5

TOTAL ASSETS		12,246.0	9,450.4

EQUITY AND LIABILITIES
Equity		8,883.0	6,889.4
Stated share capital	21.1	6,197.3	6,192.2
Retained earnings		2,685.7	697.2

Non-current liabilities		2,361.8	1,607.5
Provision for environmental rehabilitation	11	558.7	616.8
Deferred tax liability	18.2	1,781.8	958.0
Liability for post-retirement medical benefits		11.3	10.4
Lease liabilities	10.2	10.0	22.3

Current liabilities		1,001.2	953.5
Trade and other payables	16	954.4	917.4
Current portion of lease liabilities	10.2	7.4	6.9
Current tax liability	18.3	29.5	29.2
Liabilities directly associated with the assets held for sale	23	9.9	—

Total Liabilities		3,363.0	2,561.0

TOTAL EQUITY AND LIABILITIES		12,246.0	9,450.4

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the year ended June 30, 2025

		Stated
		share	Retained	Total
Amounts in R million	Note	capital	earnings	equity

Balance at June 30, 2022		6,173.3	(733.4)	5,439.9

Total comprehensive income
Profit for the year			1,281.4	1,281.4
Other comprehensive income			17.9	17.9
Total comprehensive income		—	1,299.3	1,299.3

Transactions with the owners of the parent
Contributions and distributions
Dividend on ordinary shares	21.2		(515.3)	(515.3)
Treasury shares disposed of for the vesting of the equity-settled share-based payment	21.1, 19.1	14.6	(14.6)	—
Equity settled share-based payment expense	19.1		22.0	22.0
Equity settled share-based payment income tax impact on equity	18		27.7	27.7
Equity settled share-based payment vesting impact on equity			0.5	0.5
Total contributions and distributions		14.6	(479.7)	(465.1)
Balance at June 30, 2023		6,187.9	86.2	6,274.1

Total comprehensive income
Profit for the year			1,328.7	1,328.7
Other comprehensive income			11.7	11.7
Total comprehensive income		—	1,340.4	1,340.4

Transactions with the owners of the parent
Contributions and distributions
Treasury shares disposed of for the vesting of the equity-settled share-based payment	21.1, 19.1	4.3	(4.3)	—
Dividend on ordinary shares	21.2		(731.7)	(731.7)
Equity-settled share-based payment expense	19.1		26.4	26.4
Equity-settled share based payment income tax impact on equity	18		(20.5)	(20.5)
Equity-settled share-based payment vesting impact on equity			0.7	0.7
Total contributions and distributions		4.3	(729.4)	(725.1)
Balance at June 30, 2024	21.1	6,192.2	697.2	6,889.4

Total comprehensive income
Profit for the year			2,242.7	2,242.7
Other comprehensive income			139.1	139.1
Total comprehensive income		—	2,381.8	2,381.8

Transactions with the owners of the parent
Contributions and distributions
Treasury shares disposed of for the vesting of the equity-settled share-based payment	21.1, 19.1	5.1	(5.1)	—
Dividend on ordinary shares	21.2		(431.0)	(431.0)
Equity-settled share-based payment expense	19.1		30.1	30.1
Equity-settled share based payment income tax impact on equity	18		12.7	12.7
Equity-settled share-based payment vesting impact on equity			1.0	1.0
Total contributions and distributions		5.1	(392.3)	(387.2)
Transactions with non-controlling interest
Loss attributable to NCI			(1.0)	(1.0)
Balance at June 30, 2025	21.1	6,197.3	2,685.7	8,883.0

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
for the year ended June 30, 2025

Amounts in R million	Note	2025	2024	2023

CASH FLOWS FROM OPERATING ACTIVITIES
Cash generated from operations	14	3,376.9	1,738.3	1,708.7
Finance income received	6	63.7	154.6	188.6
Dividends received	6	56.3	29.3	78.3
Finance expense paid	7	(11.5)	(4.5)	(5.2)
Income tax received/(paid)	18.3	25.7	(72.5)	(314.8)
Net cash inflow from operating activities		3,511.1	1,845.2	1,655.6

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property, plant and equipment	9, 15, 23	(2,254.9)	(2,985.7)	(1,145.2)
Proceeds on disposal of property, plant and equipment		—	0.3	0.9
Investment in rehabilitation and other funds	12	—	(33.8)	(28.4)
Contribution to other investments	26	(2.3)	—	—
Environmental rehabilitation payments to reduce decommissioning liabilities	11	(26.1)	(23.4)	(13.8)
Net cash outflow from investing activities		(2,283.3)	(3,042.6)	(1,186.5)

CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid on ordinary share capital	21.2	(431.0)	(731.7)	(515.3)
Repayment of lease liabilities	10.2	(12.1)	(19.0)	(16.9)
Net cash outflow from financing activities		(443.1)	(750.7)	(532.2)

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		784.7	(1,948.1)	(63.1)
Impact of fluctuations in exchange rate on cash held in foreign currencies		—	(1.8)	8.9
Cash and cash equivalents at the beginning of the year		521.5	2,471.4	2,525.6
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	13	1,306.2	521.5	2,471.4

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended June 30, 2025
1ABOUT THESE CONSOLIDATED FINANCIAL STATEMENTS

Reporting entity
The DRDGOLD Group is primarily involved in the extraction of gold from the retreatment of surface mine tailings. The consolidated financial statements comprise DRDGOLD Limited (“DRDGOLD” or the “Company”) and its subsidiaries who are all wholly owned subsidiaries and solely operate in South Africa (collectively the “Group” and individually “Group Companies”).
The Company is domiciled in South Africa with a registration number of 1895/000926/06. The registered address of the
Company is Constantia Office Park, Cnr 14th Avenue and Hendrik Potgieter Road, Cycad House, Building 17, Ground Floor,
Weltevreden Park, 1709.
DRDGOLD is 50.1% held by Sibanye Gold Proprietary Limited, which in turn is a wholly owned subsidiary of Sibanye Stillwater
Limited (“Sibanye-Stillwater”)

Basis of accounting
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards
(“IFRS Accounting Standards”) and its interpretations issued by the International Accounting Standards Board (“IASB”). The
consolidated financial statements were approved by the board of directors of the Company (“Board”) for issuance on
October 30, 2025.
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

Rand / US dollar	2025	2024	2023
Spot rate at year end	17.75	18.19	18.83
Average prevailing rate for the financial year	18.15	18.70	17.76

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
Loss of control
When the Group loses control over a subsidiary, it derecognises the assets and liabilities of the subsidiary, and any related non-
controlling interest and other components of equity. Any resulting gain or loss is recognised in profit or loss. Any interest retained in the former subsidiary is measured at fair value when control is lost.
Transactions eliminated on consolidation
Intra-group balances, transactions and any unrealised gains and losses or income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.

2USE OF ACCOUNTING ASSUMPTIONS, ESTIMATES AND JUDGEMENTS

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
NOTE 25      PAYMENTS MADE UNDER PROTEST
NOTE 26      OTHER INVESTMENTS
Information about significant judgements in applying accounting policies that have the most significant effect on the amounts recognised in the consolidated financial statements are included in the notes:
NOTE 25      PAYMENTS MADE UNDER PROTEST
NOTE 26      OTHER INVESTMENTS
NOTE 27      CONTINGENCIES

3NEW STANDARDS, AMENDMENTS TO STANDARDS AND INTERPRETATIONS

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2025

New standards, amendments to standards and interpretations effective for the year ended 30 June 2025
During the financial year, the following new and revised accounting standards, amendments to standards and new interpretations were adopted by the Group:
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
The amendment did not have a significant impact on the Group.
Amendment - Non-current liabilities with covenants (Amendment to IAS 1) (Effective 1 July 2024)
Subsequent to the release of amendments to IAS 1 Classification of Liabilities as Current or Non-Current, the IASB amended
IAS 1 further in October 2022.
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
Annual improvements to IFRS Accounting Standards
Annual improvements are limited to changes that either clarify the wording in an IFRS Accounting Standard, or correct relatively minor unintended consequences, oversights or conflicts between requirements of the Accounting Standards. The proposed improvements are packaged together in one document. This cycle of annual improvements addresses the following:
•Hedge Accounting by a First-time Adopter (Amendments to IFRS 1 First-time Adoption of International Financial Reporting
Standards)
•Disclosure of Deferred Difference between Fair Value and Transaction Price (Amendments to Guidance on implementing
IFRS 7)
•Gain or Loss on Derecognition (Amendments to IFRS 7)
•Introduction and Credit Risk Disclosures (Amendments to Guidance on implementing IFRS 7)
•Derecognition of Lease Liabilities (Amendments to IFRS 9)
•Transaction Price (Amendments to IFRS 9)
•Determination of a ‘De Facto Agent’ (Amendments to IFRS10)
•Cost Method (Amendments to IAS 7).
The amendment is not expected to have a significant impact on the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2025
3NEW STANDARDS, AMENDMENTS TO STANDARDS AND INTERPRETATIONS continued

New standards, amendments to standards and interpretations not yet effective continued
Amendment - Classification and measurement of financial instruments (IFRS 9 and IFRS 7) (Effective 1 July 2026)
In response to matters that had been raised to the IFRS Interpretations Committee as well as matters that arose during the post-
implementation review of classification and measurement requirements of IFRS 9 Financial Instruments, in May 2024, the IASB
issued Amendments to the Classification and Measurement of Financial Instruments. The Amendments modify the following requirements in IFRS 9 and IFRS 7:
Derecognition of financial liabilities
•Derecognition of financial liabilities settled through electronic transfers
Classification of financial assets
•Elements of interest in a basic lending arrangement (the solely payments of principle and interest assessment – ‘SPPI test’)
•Contractual terms that change the timing or amount of contractual cash flows
•Financial assets with non-recourse features
Disclosures
•Investments in equity instruments designated at fair value through other comprehensive income
•Contractual terms that could change the timing or amount of contractual cash flows
The Amendments permit an entity to early adopt only the amendments related to the classification of financial assets and the related disclosures and apply the remaining amendments later. This would be particularly useful to entities that wish to apply the
Amendments early for financial instruments with ESG (Environmental, Social and Governance)-linked or similar features.
The impact on the financial statements is still being assessed.
IFRS 18 Presentation and disclosure in financial statements (Effective 1 July 2027)
IFRS 18 Presentation and Disclosure in Financial Statements replaces IAS 1 Presentation of Financial Statements. IFRS 18,
which was published by the IASB on April 9, 2024, sets out significant new requirements for how financial statements are presented with particular focus on:
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
IFRS 18 is expected to have a significant impact on the presentation of the Consolidated Statement of Profit or Loss and Other
Comprehensive and the extent of the impact is currently being assessed and will be reported on in the following reporting years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2025
4REVENUE

ACCOUNTING POLICIES
Revenue comprises the sale of gold bullion and silver bullion (produced as a by-product).
Revenue is measured based on the consideration specified in a contract with the customer, being South African bullion banks. The consideration is based on the gold price derived on the gold market on the day a contract is entered into with the bullion bank. The Group recognises revenue at a point in time when the Group transfers the gold bullion and silver bullion to the bullion bank and the sale price is fixed, as evidenced by deal confirmations. It is at this point that the customer obtains control of the gold and silver bullion, which is the settlement date specified in the contract.
On the settlement date the revenue can be measured reliably and the recovery of the consideration is probable. The customer is contractually obliged to make payment to the Group on the same day that the Group settles the contract and therefore no significant financing component exists.

Amounts in R million	2025	2024	2023

Gold revenue	7,864.3	6,229.7	5,489.7
Silver revenue	13.9	10.0	6.6
Total revenue	7,878.2	6,239.7	5,496.3

A disaggregation of revenue by operating segment is presented in note 24 OPERATING SEGMENTS.
MARKET RISK
Commodity price sensitivity
The Group's profitability and the cash flows are significantly affected by changes in the market price of gold which is sold in US
Dollars. The Group did not enter into any hedging arrangements during the year.
A change of 20% in the average US Dollar gold price received during the financial year would have increased/(decreased) equity and profit/(loss) by the amounts shown below. This analysis assumes that all other variables remain constant and specifically excludes the impact on income tax.

Amounts in R million	2025	2024	2023

20% increase in the US Dollar gold price	1,575.6	1,247.9	1,099.3
20% decrease in the US Dollar gold price	(1,575.6)	(1,247.9)	(1,099.3)

Exchange rate sensitivity
The Group's profitability and the cash flows are significantly affected by changes in the rand to the US Dollar exchange rate. The
Group did not enter into any hedging arrangements during the year.
A change of 10% (2024: 20%) in the average Rand to US Dollar exchange rate received during the financial year would have increased/(decreased) equity and profit/(loss) by the amounts shown below. This analysis assumes that all other variables remain constant and specifically excludes the impact on income tax.

Amounts in R million	2025	2024	2023

10% increase in the US Dollar exchange rate (2024 and 2023: 20%)	787.8	1,247.9	1,099.3
10% decrease in the US Dollar exchange rate (2024 and 2023: 20%)	(787.8)	(1,247.9)	(1,099.3)
Due to lower volatility in the Rand to US Dollar exchange rate the sensitivity has been reduced to 10% from 20% in 2024.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2025
5        RESULTS FROM OPERATING ACTIVITIES
5.1COST OF SALES

Amounts in R million	Note	2025	2024	2023

Cost of sales		(4,747.7)	(4,429.9)	(3,911.0)
Operating costs[1] (a)		(4,404.6)	(4,206.0)	(3,711.4)
Movement in gold in process and finished inventories - Gold Bullion		18.1	34.9	10.8
Depreciation	9	(459.2)	(270.4)	(217.5)
Change in estimate of environmental rehabilitation	11	98.0	11.6	7.1

[1] Includes R47 million electricity wheeling credit.

(a) The most significant components of operating costs include:
Consumable stores		(1,376.0)	(1,303.3)	(1,199.9)
Labour including short term incentives		(747.2)	(734.9)	(663.4)
Electricity		(544.0)	(586.1)	(544.4)
Specialist service providers		(876.2)	(851.7)	(633.9)
Machine hire		(156.3)	(198.4)	(152.3)
Security expenses		(198.5)	(167.2)	(153.6)
Water		(45.1)	(32.5)	(61.8)

RELATED PARTY TRANSACTIONS
Far West Gold Recoveries Proprietary Limited (“FWGR”) entered into an agreement with Sibanye-Stillwater effective 31 July
2018 for the pumping and supply of water and electricity to the FWGR operations for which FWGR is invoiced based on metered usage of water and electricity.
FWGR also entered into a smelting agreement with Sibanye-Stillwater effective 31 July 2018 to smelt and recover gold from gold loaded carbon produced at FWGR, and deliver the gold to Rand Refinery for refinement. As consideration for this service,
Sibanye-Stillwater receives a fee based on the smelting costs plus 10% of the smelting costs.
Rand Refinery performs the final refinement and administration of the gold bars delivered and as consideration for this service receives a variable refining fee and administration fee. Rand Refinery is a related party to the Group through Sibanye-Stillwater’s shareholding in Rand Refinery.
All transactions and outstanding balances with related parties are to be settled in cash within 30 days of the invoice date. None of the balances are secured. No expense has been recognised in the current year as a credit loss allowance in respect of amounts charged to related parties.

Amounts in R million	2025	2024	2023

Services rendered by related parties and included in operating costs:
Supply of water and electricity[1]	122.0	114.5	79.2
Gold smelting and related charges[1]	16.6	22.5	21.1
Other charges[1]	0.3	0.3	0.3
Gold refining and related charges[2]	8.4	7.6	7.2
	147.3	144.9	107.8
[1] Paid to Sibanye-Stillwater by FWGR.
[2] Paid to Rand Refinery by Ergo.
5.2    ADMINISTRATION EXPENSES AND OTHER COSTS

Amounts in R million	Note	2025	2024	2023

Included in administration expenses and other costs are the following[1]:
Corporate salaries and short term incentives		(90.1)	(89.3)	(79.0)
Share-based payment expense	19.1	(30.1)	(26.4)	(22.0)
Information technology costs		(21.9)	(14.8)	(10.4)
Exploration expenses		(9.2)	(6.8)	(4.6)
Other costs and administration expenses		(62.5)	(62.0)	(56.9)
		(213.8)	(199.3)	(172.9)
[1]Other costs and administration expenses have been disaggregated to enhance transparency.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2025
6FINANCE INCOME

ACCOUNTING POLICY Finance income includes interest received, growth in investment in Guardrisk, dividends received, the unwinding of the payments made under protest and foreign exchange gains.

Amounts in R million	Note	2025	2024	2023

Interest earned on cash and cash equivalents#	13	68.3	148.5	190.2
Growth in investment in Guardrisk	12	90.3	84.5	50.5
Dividends received	26	56.3	29.3	78.3
Unwinding of payments made under protest	25	7.8	7.2	5.7
Realised/unrealised foreign exchange gain		0.2	10.4	9.0
Other finance income#		0.9	0.9	0.6
		223.8	280.8	334.3
Cash interest received consists of items denoted above (#), including the movement in interest receivable noted in Note 15.
7FINANCE EXPENSE

ACCOUNTING POLICY
Finance expenses comprise interest payable on financial instruments measured at amortised cost calculated using the effective interest method, unwinding of the provision for environmental rehabilitation, interest on lease liabilities, the discount recognised on payments made under protest and foreign exchange losses.

Amounts in R million	Note	2025	2024	2023

Interest on financial liabilities measured at amortised cost#		(1.5)	(1.5)	(1.4)
Unwinding of provision for environmental rehabilitation	11	(58.6)	(56.3)	(46.2)
Discount recognised on payments made under protest	25	(3.3)	(14.0)	(19.0)
Interest on lease liabilities#	10.2	(2.3)	(3.0)	(3.8)
Realised foreign exchange loss		—	(1.6)	—
Other finance expenses#		(7.7)	—	(0.3)
		(73.4)	(76.4)	(70.7)
Cash interest paid consists of items denoted above (#).

8EARNINGS PER SHARE

Amounts in R million	Note	2025	2024	2023

The calculations of basic and diluted earnings per ordinary share are based on the following:
Profit for the year		2,242.7	1,328.7	1,281.4

Reconciliation of weighted average number of ordinary shares to diluted weighted average number of ordinary shares	Note	2025	2024	2023

Weighted average number of ordinary shares in issue adjusted for treasury shares		862,142,826	861,240,788	859,538,847
Effect of equity-settled share-based payment		4,210,349	4,306,645	5,423,357

Dilutive weighted average issued shares		866,353,175	865,547,433	864,962,204

SA cents per share		2025	2024	2023

Basic EPS		260.1	154.3	149.1
Diluted EPS		258.9	153.5	148.2

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2025
9PROPERTY, PLANT AND EQUIPMENT

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
ACCOUNTING POLICIES
Recognition and measurement
Property, plant and equipment comprise mine plant facilities and equipment, mine property and development (including mineral rights), solar power plant and BESS and exploration assets. These assets (excluding exploration assets) are initially measured at cost, whereafter they are measured at cost less accumulated depreciation and accumulated impairment losses. Exploration assets are initially measured at cost, whereafter they are measured at cost less accumulated impairment losses.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2025
9PROPERTY, PLANT AND EQUIPMENT continued

ACCOUNTING POLICIES continued
Recognition and measurement continued
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
The solar power plant which includes  the 60MW solar photovoltaic plant and 160mWh battery energy storage system is depreciated on a straight-line basis over 25 and 20 years respectively.
The depreciation method, estimated useful lives and residual values are reassessed annually and adjusted if appropriate. The current estimated useful lives are based on the life-of-mine of each site, currently between one (2024 and 2023: one year)
and 22 years (2024: 18 years; 2023: 19 years) for mining assets of Ergo and between 1 year (2024: 1 year; 2023: 2 years)
and 16 years (2024: 17 years; 2023: 18 years) for FWGR mining assets. Ergo's life-of-mine increased mainly due to the
Crown Complex being included, which will impact the depreciation in the next financial year.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2025
9PROPERTY, PLANT AND EQUIPMENT continued

Amounts in R million	Note	Mine plant facilities and equipment	Mine property and development	Solar power plant and BESS	Exploration assets	Capital work in progress[1]	Total

30 June 2025

Cost		3,317.7	3,130.1	2,858.8	21.6	2,161.7	11,489.9
Balance at the beginning of the year		3,106.6	2,944.0	—	19.2	3,219.6	9,289.4
Additions - property, plant and equipment owned[2]		177.2	175.5	90.1	3.0	1,754.2	2,200.0
Additions - right of use assets	10.1	0.3	2.5	—	—	—	2.8
Lease derecognitions	10.1	(1.2)	—	—	—	—	(1.2)
Disposals and scrapping		(1.5)	(5.1)	—	(1.9)	—	(8.5)
Change in estimate of decommissioning asset	11	5.6	1.8	—	—	—	7.4
Transfers between classes of property, plant and equipment		30.7	11.4	2,768.7	1.3	(2,812.1)	—

Accumulated depreciation and impairment		(1,382.6)	(1,453.7)	(101.7)	(9.7)	—	(2,947.7)
Balance at the beginning of the year		(1,206.6)	(1,278.2)	—	(9.7)	—	(2,494.5)
Depreciation	5.1	(178.7)	(178.8)	(101.7)	—	—	(459.2)
Lease derecognitions	10.1	1.2	—	—	—	—	1.2
Disposals and scrapping		1.5	3.3	—	—	—	4.8
Carrying value at end of the year		1,935.1	1,676.4	2,757.1	11.9	2,161.7	8,542.2

Comprising:
Property, plant and equipment owned		1,931.1	1,660.4	2,757.1	11.9	2,161.7	8,522.2
Right of use assets	10.1	4.0	16.0	—	—	—	20.0
Carrying value at end of the year		1,935.1	1,676.4	2,757.1	11.9	2,161.7	8,542.2

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2025

9	PROPERTY, PLANT AND EQUIPMENT continued
	Amounts in R million	Note	Mine plant facilities and equipment	Mine property and development	Solar power plant and BESS	Exploration assets	Capital work in progress[1]	Total
	30 June 2024

	Cost		3,106.6	2,944.0	—	19.2	3,219.6	9,289.4
	Balance at the beginning of the year		2,901.6	2,788.6	—	16.2	498.0	6,204.4
	Additions - property, plant and equipment owned		193.1	196.2	—	3.0	2,721.6	3,113.9
	Additions - right of use assets	10.1	—	4.5	—	—	—	4.5
	Lease modifications	10.1	—	4.4	—	—	—	4.4
	Lease derecognitions	10.1	(1.3)	(3.2)	—	—	—	(4.5)
	Disposals and scrapping		(9.6)	(58.4)	—	—	—	(68.0)
	Change in estimate of decommissioning asset	11	22.8	11.9	—	—	—	34.7

	Accumulated depreciation and impairment		(1,206.6)	(1,278.2)	—	(9.7)	—	(2,494.5)
	Balance at the beginning of the year		(1,108.7)	(1,176.5)	—	(9.7)	—	(2,294.9)
	Depreciation	5.1	(110.3)	(160.1)	—	—	—	(270.4)
	Lease derecognitions		4.0	—	—	—	—	4.0
	Disposals and scrapping		8.4	58.4	—	—	—	66.8

	Carrying value at end of the year		1,900.0	1,665.8	—	9.5	3,219.6	6,794.9

	Comprising:
	Property, plant and equipment owned		1,894.1	1,646.0	—	9.5	3,219.6	6,769.2
	Right of use assets	10.1	5.9	19.8	—	—	—	25.7

	Carrying value at end of the year		1,900.0	1,665.8	—	9.5	3,219.6	6,794.9

[1] Capital work in progress mainly relates to FWGR RTSF and DP2 construction of R 2,161.7 million (2024: Ergo solar power plant and integrated BESS of R2,606.6 million and FWGR
RTSF construction of R603.8 million).

	[2] This amount includes cash additions of R2,149.6 million (2024: R2,862.2 million).
CONTRACTUAL COMMITMENTS
Contractual commitments not provided for in the consolidated financial statements at June 30, 2025 amounted to R2,308.2 million (2024: R2,136.8 million).
Capital expenditure related to material growth projects are financed on a project-by-project basis which may include bank facilities and existing cash resources. Sustaining capital expenditure is financed from cash generated from operations and existing cash resources.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2025
10RIGHT OF USE ASSETS AND LEASE LIABILITIES

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2025
10RIGHT OF USE ASSETS AND LEASE LIABILITIES continued
10.1RIGHT OF USE ASSETS
Included in property, plant and equipment are the following leased assets:

Amounts in R million	Note	Mine plant facilities and equipment	Mine property and development	Total

30 June 2025
Cost		24.2	71.9	96.1
Balance at the beginning of the year		25.1	69.4	94.5
Additions	9	0.3	2.5	2.8
Lease derecognitions	9	(1.2)	—	(1.2)
Accumulated depreciation and impairment		(20.2)	(55.9)	(76.1)
Opening balance		(19.2)	(49.6)	(68.8)
Depreciation		(2.2)	(6.3)	(8.5)
Lease derecognitions		1.2	—	1.2
Carrying value at the end of the year	9	4.0	16.0	20.0

30 June 2024
Cost		25.1	69.4	94.5
Balance at the beginning of the year		26.4	63.7	90.1
Additions		—	4.5	4.5
Lease modifications		—	4.4	4.4
Lease derecognitions		(1.3)	(3.2)	(4.5)
Accumulated depreciation and impairment		(19.2)	(49.6)	(68.8)
Opening balance		(16.7)	(38.6)	(55.3)
Depreciation		(6.5)	(11.0)	(17.5)
Lease derecognitions		4.0	—	4.0

Carrying value at the end of the year	9	5.9	19.8	25.7

10.2LEASE LIABILITIES

Amounts in R million	Note	2025	2024

Reconciliation of the lease liabilities balance:
Balance at the beginning of the year		29.2	39.7
New leases		0.3	4.5
Lease modifications	10.1	—	4.4
Lease derecognitions		—	(0.4)
Interest charge on lease liabilities	7	2.3	3.0
Repayment of lease liabilities		(12.1)	(19.0)
Interest repaid		(2.3)	(3.0)

Balance at the end of the year		17.4	29.2

Current portion of lease liabilities		(7.4)	(6.9)

Non-current portion of lease liabilities		10.0	22.3

Maturity analysis of undiscounted contractual cash flows:
Less than a year		8.9	9.5
One to five years		12.2	21.3
More than five years		6.4	7.3

Total undiscounted lease liabilities at the end of the year		27.5	38.1

Lease payments not recognised as a liability but expensed during the year:
Short-term leases		(2.5)	(2.2)
Leases of low value assets		(11.3)	(8.9)

Cash flows included in cash generated from operating activities		(13.8)	(11.1)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2025
11PROVISION FOR ENVIRONMENTAL REHABILITATION

SIGNIFICANT ACCOUNTING ASSUMPTIONS AND ESTIMATES
Estimates of future environmental rehabilitation costs are determined with the assistance of an independent expert and are based on the Group’s environmental management plans which are developed in accordance with regulatory requirements as well as the life-of-mine plan (as discussed in note 9 to the consolidated financial statements) which influences the estimated timing of the rehabilitation cash outflows and the planned method of rehabilitation of reclamation sites and deposition facilities.
An average discount rate ranging between 9.5% and 9.9% (2024: between 10.1% and 10.6%), average inflation rate of 5.1%
(2024: 5.6%) and the discount periods as per the expected life-of-mine were used in the calculation of the estimated net present value of the rehabilitation liability.

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

Amounts in R million	Note	2025	2024

Balance at the beginning of the year		616.8	562.1
Unwinding of provision	7	58.6	56.3
Change in estimate of environmental rehabilitation recognised in profit or loss (a)	5.1	(98.0)	(11.6)
Change in estimate of environmental rehabilitation recognised to decommissioning asset (b)	9	7.4	34.7
Environmental rehabilitation payments (c)		(26.1)	(24.7)
To reduce decommissioning liabilities		(26.1)	(23.4)
To reduce restoration liabilities	14	—	(1.3)

Balance at the end of the year		558.7	616.8

Environmental rehabilitation payments to reduce the liability		(26.1)	(24.7)
Ongoing rehabilitation expenditure[1]		(19.3)	(16.1)

Total cash spent on environmental rehabilitation		(45.4)	(40.8)

[1]The Group also performs ongoing environmental rehabilitation arising from its current activities concurrently with production.
These costs do not represent a reduction of the above liability and are expensed as operating costs.

(a)Change in estimate of environmental rehabilitation recognised in profit or loss
The decrease is mainly as a result of Crown Complex being classified as Mineral Reserve and now included in the Life of Mine, resulting in a change in its rehabilitation methodology, from in situ to red earth footprint rehabilitation.
(b)Change in estimate of environmental rehabilitation recognised to decommissioning asset
Increases mainly as a result of inflationary increases in rehabilitation costs and the expansion of FWGR infrastructure.
(c)Environmental rehabilitation payments
40ha of the Brakpan TSF (2024: 25ha) and 4.4ha of the Driefontein 4 TSF (2024: 15.1ha) were vegetated during the year.
GROSS COST TO REHABILITATE
The Group estimates that, based on current environmental and regulatory requirements, the total undiscounted rehabilitation cost is approximately R930.2 million (2024: R972.0 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2025
12INVESTMENTS IN REHABILITATION AND OTHER FUNDS

ACCOUNTING POLICIES
Investments in Guardrisk Cell Captive
Funds invested in the Guardrisk Cell Captive, held within Guardrisk Insurance Company Limited (“GICL”) or “Guardrisk” are
non-derivative financial assets categorised as financial assets measured at fair value through profit and loss as the funds are invested by Anchor Capital, through Guardrisk, in income and hedge funds. These assets are initially measured at fair value and subsequent changes in fair value are recognised in profit or loss as they arise and included in finance income. The investments in GICL are for the sole use of environmental financial guarantees, directors’ and officers’ insurance and other insurance requirements.
The investments in the Guardrisk Cell Captive are for the sole use as determined in the insurance policies and are therefore included in non-current assets.

Investment in Guardrisk Cell Captive – Funding of environmental rehabilitation activities (refer note 11)
A ring-fenced policy, issued by GICL who issued rehabilitation financial guarantees. The funds are ring-fenced for the sole objective of future rehabilitation during and at the end of the relevant life of mine.
Environmental rehabilitation payments to reduce the environmental rehabilitation obligations and ongoing rehabilitation expenditure are mostly funded by cash generated from operations.
GICL has guarantees in issue amounting to R941.3 million (2024: R951.8 million) to the Department of Mineral and Petroleum
Resources (“DMPR”) (Previously Department of Mineral Resources and Energy ("DMRE")) on behalf of DRDGOLD related to the environmental obligations. The funds for environmental rehabilitation in the cell captive serve as collateral for these guarantees.
Investment in Guardrisk Cell Captive – Directors’ and officers’ insurance
During the previous years premiums were paid into the Guardrisk Cell Captive for the creation of self-insurance for the Group’s directors and officers.  The policy came to an end on June 30, 2024. The funds remain within the cell captive for self insurance.
Investment in Guardrisk Cell Captive – Other funds
These are existing funds within the cell captive which were previously part of the old environmental rehabilitation policy held for purposes of obtaining environmental rehabilitation guarantees. The funds remain within the cell captive for self insurance.

Amounts in R million	Note	2025	2024

Investment in Guardrisk Cell Captive (a)		1,002.8	912.5
Balance at the beginning of the year		912.5	789.7
Contributions		—	38.3
Growth	6	90.3	84.5
Investments in rehabilitation and other funds		1,002.8	912.5

(a) Investment in Guardrisk Cell Captive
The investment in the cell captive is allocated as follows:		1,002.8	912.5
Environmental rehabilitation		765.0	697.5
Directors’ and officers’ insurance		118.4	108.5
Other funds		119.4	106.5

CREDIT RISK
The Group is exposed to credit risk on the total carrying value of the investments held in the Guardrisk Cell Captive.
The Group manages its exposure to credit risk by mandating the funds are invested by the Guardrisk Cell Captive in Anchor
Capital. The investment is diversified in a hybrid of low to medium risk funds, of which 70% is invested in low-risk, interest-bearing fixed income funds and 30% in hedge funds (2024:100% income funds). In 2024 investment was made in 100% income funds.
MARKET RISK
Interest rate risk
A change of 100 basis points (bp) in interest rates at the reporting date would have increased/(decreased) equity and profit/(loss)
by the amounts shown below. This analysis assumes that all other variables, in particular the balance of the funds, remain constant. The analysis excludes income tax.

Amounts in R million	2025	2024

100bp increase	10.0	9.1
100bp (decrease)	(10.0)	(9.1)
Other market price risk
The Group is exposed to equity price risk through its investments in hedge funds. A 10% increase/(decrease) in market prices reporting date would have resulted in a change in profit/(loss) by the amounts shown below. The sensitivity analysis assumes that all other variables remain constant. The analysis excludes income tax.

Amounts in R million	2025	2024

10% increase	23.0	—
10% (decrease)	(23.0)	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2025
12INVESTMENTS IN REHABILITATION AND OTHER FUNDS continued
FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of investment in Guardrisk Cell Captive approximate their carrying value due to the short-term maturities of the underlying funds invested by Guardrisk.  Refer to note 26 of the consolidated financial statements.
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

Amounts in R million	Note	2025	2024

Cash on hand		64.9	116.8
Access deposits and income funds[1]		1,228.1	392.4
Restricted cash[2]		13.2	12.3

		1,306.2	521.5

Interest earned on cash and cash equivalents	6	68.3	148.5
[1]These consist of access deposit notes and conservatively managed income funds that are diversified across the major financial institutions in South Africa.
At reporting date all of these instruments had same day or next day liquidity and effective annualised yields of between 8.0% and 9.4% (2024: between 8.9% and 9.4%).

[2]This consists of cash held on call as collateral for guarantees issued by the Standard Bank of South Africa Limited on behalf of the Group for environmental rehabilitation amounting to R5.2 million and various utilities amounting to R5.1 million.

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

Amounts in R million	2025	2024

100bp increase	9.1	15.0
100bp (decrease)	(9.1)	(15.0)

FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of cash and cash equivalents approximates their carrying value due to their short-term maturities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2025
14    CASH GENERATED FROM OPERATIONS

Amounts in R million	Note	2025	2024	2023

Profit for the year		2,242.7	1,328.7	1,281.4
Adjusted for:
Income tax	18.1	824.4	488.2	405.0
Depreciation	9	459.2	270.4	217.5
Movement in gold in process and finished inventories - Gold Bullion	5.1	(18.1)	(34.9)	(10.8)
Change in estimate of environmental rehabilitation recognised in profit or loss	11	(98.0)	(11.6)	(7.1)
Environmental rehabilitation payments to reduce the restoration liabilities	11	—	(1.3)	(1.3)
Share based payment expense	5.2	30.1	26.4	22.0
Loss/(gain) on disposal of property, plant and equipment		3.7	(0.6)	(10.3)
Insurance claim receivable		—	(1.2)	31.7
Finance income	6	(223.8)	(280.8)	(334.3)
Finance expense	7	73.4	76.4	70.7
Other non-cash items		4.3	2.4	—

Operating cash flows before other changes		3,297.9	1,862.1	1,664.5

Changes in:		79.0	(123.8)	44.2
Trade and other receivables		110.4	(296.2)	19.9
Consumable stores and stock piles		(48.3)	(12.9)	(13.6)
Payment made under protest	25	(6.6)	(12.8)	(12.6)
Trade and other payables		23.5	198.1	50.5

Cash generated by operations		3,376.9	1,738.3	1,708.7

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2025
15    TRADE AND OTHER RECEIVABLES continued

Amounts in R million	2025	2024

Value Added Tax (including VAT on imported goods)[1]	93.9	273.3
Other receivables[2]	52.4	52.2
Prepayments[3]	188.3	159.1
Allowance for impairment	(5.0)	(5.6)
	329.6	479.0
[1] 2024: Value Added Tax includes, monies paid over to clearing agent for the VAT on import of the BESS for payment to the South African Revenue Service ("SARS").
[2] Other receivables includes interest receivable of R 7.6 million (2024: R2.1 million).
[3] Prepayments includes prepayments made towards capital projects of R53 million mainly relating to the RTSF and other asset acquisitions (2024: R123.5 million solar power project and RTSF project).
CREDIT RISK
The Group is exposed to credit risk on the total carrying value of its trade receivables and other receivables excluding Value
Added Tax and prepayments.
The Group manages its exposure to credit risk on trade receivables by selling gold on a cash on delivery basis. The Group manages its exposure to credit risk on other receivables by establishing a maximum payment period of 30 days, and ensuring that counterparties are of good credit standing and transacting on a secured or cash basis where considered necessary. The majority of other receivables, comprises of balances with counterparties who have been transacting with the Group for over 5 years and in some of these cases, the counterparties are also suppliers of the Group. Receivables are regularly monitored and assessed for recoverability.
The balances of counterparties who have been assessed as being credit impaired at reporting date are as follows:

	2025		2024
Amounts in R million	Non-credit impaired	Credit impaired	Non-credit impaired	Credit impaired

Other receivables	47.4	5.0	46.6	5.6

Loss allowance	—	(5.0)	—	(5.6)
Movement in the allowance for impairment in respect of trade and other receivables during the year was as follows:

Amounts in R million	2025	2024

Balance at the beginning of the year	(5.6)	(0.9)
Credit loss allowance/impairments recognised included in operating costs	—	(4.7)
Credit loss allowance/impairments reversed included in operating costs	0.6	—
Balance at the end of the year	(5.0)	(5.6)
MARKET RISK
Interest rate risk
Trade and other receivables do not earn interest and are therefore not subject to interest rate risk.
Foreign currency risk
Gold is sold at spot rates and is denominated in US Dollars. Gold sales are therefore exposed to fluctuations in the US Dollar/
South African Rand exchange rate. All foreign currency transactions entered into during the year ended June 30, 2025 were at spot rates and no foreign exchange rate hedges are entered into. The US Dollars to be received from bullion sales are sold on the same date as the respective bullion sale to settle in South African Rand to the Group. As a result, trade receivables are not exposed to fluctuations in the US Dollar/South African Rand exchange rate.
FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of trade and other receivables approximate their carrying value due to their short-term maturities.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2025
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

Amounts in R million	Note	2025	2024

Trade payables and accruals[1]		753.9	720.6
Value Added Tax		2.9	1.2
Accrued leave pay		64.1	59.9
Accrual for short term performance based incentives		101.6	99.0
Payroll creditors		31.9	36.7

		954.4	917.4

Interest relating to trade payables and accruals included in profit or loss		(1.5)	(1.5)

RELATED PARTY BALANCES
Trade payables and accruals include the following amounts payable to related parties:
Sibanye-Stillwater		25.2	35.1
Rand Refinery		0.9	1.0
[1] Included in trade payables and accruals is an amount of R119.3 million (2024: R96.2 million) related to capital projects.
LIQUIDITY RISK
Trade payables and accruals are all expected to be settled within 12 months from reporting date.
FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of trade payables and accruals approximate their carrying value due to their short-term maturities.
17    INVENTORIES

ACCOUNTING POLICIES
Gold in process is stated at the lower of cost and net realisable value. Costs are assigned to gold in process on a weighted average cost basis. Costs comprise all costs incurred to the stage immediately prior to smelting, including costs of extraction and processing as they are reliably measurable at that point. Gold Bullion and ore stock piles is stated at the lower of cost and net realisable value. Selling and general administration costs are excluded from inventory valuation.
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

Amounts in R million	2025	2024

Consumable stores	285.1	250.7
Ore stockpiles	33.9	23.8
Gold in process	65.8	79.9
Finished inventories - Gold Bullion	137.8	105.6
Total inventories	522.6	460.0

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2025
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
A 100 basis points increase in the effective tax rate will result in an increase in the net deferred tax liability at June 30, 2025 of approximately R45.3 million (2024: R35.8 million; 2023: R22.8 million).
The assessment of the probability that future taxable profits will be available against which the tax losses and unredeemed capital expenditure can be utilised requires the use of assumptions and estimates and are inherently uncertain and could change materially over time.
Capital expenditure is assessed by South African Revenue Service (“SARS”) when it is redeemed against taxable mining income rather than when it is incurred. A different interpretation by SARS regarding the deductibility of these capital allowances may therefore become evident subsequent to the year of assessment when the capital expenditure is incurred.

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

Current tax on gold mining income for the periods presented was determined based on a formula: Y = 33 - 165/X (2024: Y = 33 -
165/X; 2023: Y = 34 - 170/X) where Y is the percentage rate of tax payable and X is the ratio of taxable income, net of any qualifying capital expenditure that bears to gold mining income derived, expressed as a percentage. Non-mining income, which consists primarily of interest accrued and management fees, are taxed at a standard rate of 27% (2024 and 2023:: 27%) for the periods presented.
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
The forecast weighted average deferred tax rate of Ergo has remained unchanged at 25% (2024: increased to 25%; 2023:
remained at 22%). The forecast weighted average deferred tax rate of FWGR remained unchanged at 29% (2024 and 2023:
remained at 29%).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2025
18    INCOME TAX continued
18.1 INCOME TAX EXPENSE

Amounts in R million	2025	2024	2023

Current tax	—	(99.7)	(286.3)
Mining tax	—	(92.4)	(253.0)
Mining tax prior year over provision	—	5.4	—
Non-Mining, company and capital gains tax	—	(12.7)	(33.3)
Deferred tax	(824.4)	(388.5)	(118.7)
Deferred tax charge - Mining tax	(832.4)	(327.5)	(121.6)
Deferred tax charge - Mining tax prior year over provision	—	6.1	—
Deferred tax charge - Non-mining, company and capital gains tax	8.0	0.2	2.9
Deferred tax rate adjustment	—	(67.3)	—

	(824.4)	(488.2)	(405.0)

Tax reconciliation
Major items causing the Group's income tax expense to differ from the statutory rate were:
Tax on net profit before tax at the South African corporate tax rate of 27% (2024: 27% and 2023: 27%)	(828.1)	(490.6)	(455.3)
Rate adjustment to reflect the actual realised company tax rates applying the gold mining formula (a)	3.1	46.1	47.6
Deferred tax rate adjustment (b)	—	(67.3)	—
Depreciation of property, plant and equipment exempt from deferred tax on initial recognition (c)	(15.1)	(16.8)	(16.3)
Non-deductible expenses (d)	(5.5)	(8.2)	(7.0)
Exempt income and other non-taxable income (e)	17.5	9.8	21.8
Prior year over provision	(1.5)	11.5	2.0
Current year losses for which no deferred tax asset was recognised	1.9	1.4	0.4
Other	(2.4)	(1.6)	(0.1)
Tax incentives (f)	5.7	27.5	1.9
Income tax
Income tax	(824.4)	(488.2)	(405.0)

(a) Rate adjustment to reflect the actual realised company tax rates applying the gold mining formula
Ergo's current income tax rate, calculated using the gold mining tax formula, is nil (2024:nil; 2023: 14%).
FWGR's current income tax rate, calculated using the gold mining tax formula, is nil (2024:25%; 2023: 30%).
(b) Deferred tax rate adjustment
Ergo’s forecast weighted average deferred tax rate remained unchanged at 25% (2024: increased to 25%; 2023: remained unchanged at 22%).
FWGR’s forecast weighted average deferred tax rate remained unchanged at 29% (2024 and 2023: remained unchanged at
29%).
(c) Depreciation of property, plant and equipment exempt from deferred tax on initial recognition
Depreciation of R55.9 million (2024: R62.1 million; 2023: R54.9 million) on the fair value of FWGR’s property, plant and equipment that was exempt from deferred tax on initial recognition in terms of IAS 12 Income Taxes.
(d) Non-deductible expenditure
The most significant non-deductible expenditure incurred by the Group during the year includes:
•R3.3 million discount recognised on payments made under protest (2024: R14.0 million; 2023: R19.0 million);
•R17.0 million corporate expenditure not incurred in generation of taxable income or capital in nature (2024: R13.7 million;
2023: R14.5 million); and
(e) Exempt income and other non-taxable income
The most significant exempt income earned by the Group during the year includes:
•R56.3 million dividends received (2024: R29.3 million; 2023: R78.3 million);
•R7.8 million unwinding recognised on payments made under protest (2024: R7.2 million: 2023: R5.7 million); and
(f) Tax incentives
The most significant tax incentive the Group benefited from include:
•Rnil tax incentive utilised due to the accelerated capital expenditure deduction (2024: R81.2 million relating to Ergo's solar power plant).
•R21.2 million tax incentive relating to learnerships allowance (2024: R21.9 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2025
18INCOME TAX continued
18.2 DEFERRED TAX

Amounts in R million	2025	2024

Included in the statement of financial position as follows:
Deferred tax assets	38.3	23.4
Deferred tax liabilities	(1,781.8)	(958.0)

Net deferred tax liabilities	(1,743.5)	(934.6)

Reconciliation of the deferred tax balance:
Balance at the beginning of the year	(934.6)	(527.9)
Recognised in profit or loss	(824.4)	(388.5)
Recognised in other comprehensive income	(0.7)	(0.1)
Recognised in equity	16.2	(18.0)

Balance at the end of the year	(1,743.5)	(934.6)

The detailed components of the net deferred tax liabilities which result from the differences between the amounts of assets and liabilities recognised for financial reporting and tax purposes are:
Amounts in R million	2025	2024

Deferred tax liabilities
Property, plant and equipment (excluding unredeemed capital allowances)	(2,047.6)	(1,075.1)
Environmental rehabilitation obligation and other funds	(127.1)	(103.4)
Other investments	(3.5)	(1.6)

Gross deferred tax liabilities	(2,178.2)	(1,180.1)

Deferred tax assets
Environmental rehabilitation obligation	145.5	159.0
Other provisions[1]	92.5	73.0
Other temporary differences[2]	4.3	7.4
Estimated tax losses	16.1	6.1
Estimated unredeemed capital allowances	176.3	—

Gross deferred tax assets	434.7	245.5

Net deferred tax liabilities	(1,743.5)	(934.6)
[1] Includes the temporary differences on the equity settled share-based payment of R 39.1 million (2024: R 21.7 million).
[2] Includes the temporary differences on the lease liability of R 4.3million (2024: R 7.4 million).

Deferred tax assets have not been recognised in respect of the following:

Amounts in R million	2025	2024

Estimated tax losses	21.2	17.1
Estimated tax losses - Capital nature	313.6	313.6
Unredeemed capital expenditure	244.4	244.4

Deferred tax assets for tax losses, unredeemed capital expenditure and capital losses have not been recognised where future taxable profits against which these can be utilised are not anticipated. These do not have an expiry date. A maximum of R1 million or 80% of assessed losses (whichever is greater) is permitted to be set-off per year against taxable income.

18.3 CURRENT TAX RECEIVABLE/(PAYABLE)

Amounts in R million	2025	2024

Current tax receivable	4.3	33.1
Current tax payable	(29.5)	(29.2)
Net current tax (payable)/receivable	(25.2)	3.9

Balance at the beginning of the year	3.9	33.7
Current tax charge recognised in profit or loss	—	(99.7)
Current tax charge recognised in equity	(3.4)	(2.6)
Tax (received)/paid	(25.7)	72.5
Balance at the end of the year	(25.2)	3.9

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2025
19  EMPLOYEE BENEFITS

ACCOUNTING POLICIES
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

19.1  EQUITY SETTLED LONG TERM INCENTIVE SCHEME (“ELTI scheme”)

Amounts in R million		2025	2024	2023

Share-based payment expense - ELTI scheme	5.2	30.1	26.4	22.0
On 2 December 2019, the shareholders approved an equity settled long-term incentive scheme. Under the ELTI scheme, qualifying employees are awarded conditional shares on an annual basis, comprising performance shares (80% of the total conditional shares awarded) and retention shares (20% of the total conditional shares awarded). Conditional shares will vest
3 years after grant date and will be settled in the form of DRDGOLD shares at a zero-exercise price. The last grant in terms of the ELTI scheme was made on 22 October 2024. The ELTI scheme is replaced by the Single Incentive Plan ("SIP"), incorporating the Deferred Share Plan ("DSP"), which was approved by the shareholders on 29 November 2023.The first grant under the DSP was made on August 13, 2025. Dividends declared on shares granted per the DSP accrue and are paid to the employees.
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
TSR is measured against a peer group of three peers (Sibanye-Stillwater, Harmony Gold Mining Company Limited and Pan-
African Resources Limited):
•  50% of the performance shares are linked to this condition; and
•  the number of performance shares which vest is based on DRDGOLD’s actual TSR performance in relation to percentiles of peer group’s performance as follows:

Percentile of peers	% of performance shares vesting
< 25th percentile	0%
25th to < 50th percentile	25%
50th to < 75th percentile	75%
≥ 75th percentile	100%

Reconciliation of the number of conditional shares	2025		2024
	Number of Shares	Weighted average price R per share	Number of Shares	Weighted average price R per share
Opening balance	10,506,564		9,524,238
Granted
October 25, 2023	—		2,860,551
October 20, 2024	2,816,040		—
Vested[1]	(936,779)	22.07	(806,582)	17.07
Forfeited	(67,931)		(265,061)
Expired[1]	(2,185,813)		(806,582)

Closing balance	10,132,081		10,506,564
Vesting on	10,132,081		10,506,564
October 20, 2024	—		3,122,592
October 19, 2025	4,621,908		4,621,908
October 25, 2026	2,694,133		2,762,064
October 22, 2027	2,816,040		—

[1] 70% of the total grant did not vest as a result of performance conditions not being met (2024: 50%).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2025
19  EMPLOYEE BENEFITS continued
19.1  EQUITY SETTLED LONG TERM INCENTIVE SCHEME (“ELTI scheme”) continued
Fair value
The weighted average fair value of the performance and retention shares at grant date were determined using the Monte Carlo simulation pricing model applying the following key inputs:

Grant date	October 22, 2024	October 25, 2023	19 October 2022
Vesting date	October 22, 2027	October 25, 2026	October 19, 2025

Weighted average fair value of 80% performance shares[1]	15.09	7.72	5.54
Weighted average fair value of 20% retention shares	21.18	16.24	8.60
Expected term (years)	3	3	3
Grant date share price of a DRDGOLD share	21.81	16.89	9.48
Expected dividend yield	0.98%	1.30%	3.24%
Expected volatility[2]	42.12%	44.55%	58.00%
Expected risk free rate	7.42%	8.27%	8.10%
[1] The performance conditions are included in the measurement of the grant date fair value as they are classified as market- based performance conditions
[2] Expected volatility has been based on an evaluation of the historical volatility of DRDGOLD’s share price, commensurate with the expected term of the options
19.2 TRANSACTIONS WITH KEY MANAGEMENT PERSONNEL
Interests in contracts
None of the directors, officers or major shareholders of DRDGOLD or, to the knowledge of DRDGOLD’s management, their families, had any interest, direct or indirect, in any transaction entered into during the year ended 30 June 2025 or the preceding financial years, or in any proposed transaction which has affected or will materially affect DRDGOLD or its subsidiaries other than disclosed in these financial statements. None of the directors or officers of DRDGOLD or any associate of such director or officer is currently or has been at any time during the past financial year materially indebted to DRDGOLD.

Key management personnel remuneration

Amounts in R million	Note	2025	2024	2023

- Board fees paid		7.8	7.9	7.6
- Salaries paid		104.9	93.2	82.0
- Short term incentives relating to this cycle		98.2	94.0	83.8
Market value of long term incentives vested and transferred	19.1	20.6	13.7	31.1
		231.5	208.8	204.5
20CAPITAL MANAGEMENT
The primary objective of the Group's capital management policy is to ensure that adequate capital is available to meet the requirements of the Group from time to time, including capital expenditure. The Group considers the appropriate capital management strategy for specific growth projects as and when required. Lease liabilities are not considered to be debt.
Liquidity management
The Group monitors available cash and cash equivalent balance and facilities to ensure there is sufficient capital for forecasted expenditures including capital requirements. Cash and cash equivalents (excluding restricted cash) as at 30 June 2025 is
R1,293.0 million (2024: R 509.2 million). The Group remains debt free as at 30 June 2025 (2024: Nil).
To fund the significant capital expansion programme at both operations, on 28 June 2024, DRDGOLD secured a R500 million
GBF with Nedbank. During financial year 2025, the GBF, was amended to include a R120 million guarantees facility. Subsequent to year end, this was increased by an additional R61 million, increasing the guarantee facility to R181 million, which has been fully utilised. The GBF facility of R500 million remained undrawn at 30 June 2025. In addition to the GBF, on 31 July 2024,
DRDGOLD entered into a 5-year R1 billion RCF with a R500 million accordion option with Nedbank. The RCF remains undrawn as at 30 June 2025.
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
for the year ended June 30, 2025
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

Amounts in R million	2025	2024	2023

Authorised share capital
1,500,000,000 (2024 and 2023: 1,500,000,000) ordinary shares of no par value
5,000,000 (2024 and 2023: 5,000,000) cumulative preference shares of 10 cents each	0.5	0.5	0.5

Issued share capital
864,588,711 (2024 and 2023: 864,588,711) ordinary shares of no par value	6,208.4	6,208.4	6,208.4
2,153,302 (2024: 3,090,081; 2023: 3,896,663) treasury shares held within the Group (a)	(11.6)	(16.7)	(21.0)
5,000,000 (2024 and 2023: 5,000,000) cumulative preference shares of 10 cents each	0.5	0.5	0.5
	6,197.3	6,192.2	6,187.9

1 On 27 August 2025, 1,726,955 new ordinary shares were issued in terms of the new employee Single Incentive Plan incorporating the Deferred Share Plan. A further 1,082,033 new ordinary shares were issued in terms of the ELTI scheme on
20 October 2025, for the purposes of settling the conditional shares vesting on 19 October 2025, increasing the total issued ordinary shares to 867,397,699.

RELATED PARTY RELATIONSHIPS AND TRANSACTIONS

(a) Treasury shares
Shares in DRDGOLD Limited are held in treasury by Ergo Mining Operations Proprietary Limited ("EMO"). No shares were acquired in the market during the year ended June 30, 2025 or the year ended June 30, 2024 or the year ended June 30,
2023. During the year ended June 30, 2025, 936,779 (June 30, 2024: 806,582; June 30, 2023: 2,715,604) shares were used to settle the equity settled share-based payment, at Rnil cashflow to the Group. R5.1 million (June 30, 2024: R4.3 million; June 30, 2023: R14.6 million), representing the average cost of the treasury shares used to settle the share-based payment, was transferred to retained earnings.

21.2DIVIDENDS

Amounts in R million	2025	2024	2023

Dividends paid during the year net of treasury shares:
Final dividend declared relating to prior year: 20 SA cents per share (2024: 65 SA cents per share; 2023: 40 SA cents per share)	172.3	559.4	343.2
Interim dividend: 30 SA cents per share (2024: 20 SA cents per share; 2023: 20 SA cents per share)	258.7	172.3	172.1
Total	431.0	731.7	515.3

After 30 June 2025, a dividend of 40 SA cents per qualifying share amounting to R345.7 million was declared by the directors as a final dividend for the year ended 30 June 2025. The dividend has not been provided for and does not have any tax impact on the Group.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2025
22INTEREST IN SUBSIDIARIES

ACCOUNTING POLICIES Significant subsidiaries of the Group are those subsidiaries with the most significant contribution to the Group's profit or loss or assets.
Ergo and FWGR are the only significant subsidiaries of the Group. They are both wholly owned subsidiaries and are incorporated in South Africa, are primarily involved in the retreatment of surface gold and all their operations are based in South Africa.

A complete list of subsidiaries is provided below:

Name of entity	Activity

Subsidiaries directly held
Ergo Mining Operations Proprietary Limited[1]	Holding company of treasury shares
Ergo Mining Proprietary Limited[1]	Surface gold mining
Far West Gold Recoveries Proprietary Limited[1]	Surface gold mining
East Rand Proprietary Mines Proprietary Limited[1]	Care and maintenance
Crown Gold Recoveries Proprietary Limited[1]	Non - operational
Farrar Park Developments Proprietary Limited[2]	Dormant
Withok Developments Proprietary Limited[2]	Dormant
Crown Consolidated Gold Recoveries Limited[1]	Dormant
West Witwatersrand Gold Holdings Proprietary Limited[1]	Dormant
Rand Leases (Vogelstruisfontein) Gold Mining Company Limited[1]	Dormant
Argonaut Financial Services Proprietary Limited1 #	Dormant
Roodepoort Gold Mine Proprietary Limited[1]	Dormant

Subsidiaries indirectly held
Ergo Business Development Academy NPC[1]	Training centre
Ergo Home Loan Company Proprietary Limited[1]	Employee home loans
West Witwatersrand Gold Mines Proprietary Limited[1]	Dormant
Crown Mines Proprietary Limited[1]	Dormant
City Deep Limited1 #	Dormant
Consolidated Main Reef and Estate Proprietary Limited[1]	Dormant
Tshedza 1 Pre Project Development Proprietary Limited[1]	Dormant
Tshedza 3 Investments Proprietary Limited[1]	Dormant
Ergo Rehabilitation Trust	Dormant
Stellar energy solutions Proprietary Limited[3]	Renewable power producer

[1] 100% owned by DRDGOLD and incorporated in South Africa
[2] 50% owned by DRDGOLD and incorporated in South Africa
[3] Stellar Energy Solutions Proprietary Limited ("Stellar") is incorporated in South Africa and 50.25% owned by Ergo. On 18 August 2025 Ergo increased its shareholding in Stellar to 89.94%.
# Entity has been deregistered in FY2025.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2025
23  SUBSIDIARY HELD FOR SALE

ACCOUNTING POLICIES
Non-current assets, or disposal groups comprising of assets and liabilities, are classified as held-for-sale if it is highly probable that they will be recovered primarily through sale rather than through continuing use.
Such assets, or disposal groups, are generally measured at the lower of their carrying amount and fair value less cost to sell.
Any impairment loss on a disposal group is allocated first to goodwill, and then to the remaining assets and liabilities on a pro-
rata basis, except that no loss is allocated to inventories, financial assets, deferred tax assets or employee benefit assets, which continue to be measured in accordance with the Group's other accounting policies. Impairment losses on initial classification as held-for-sale and subsequent gains and losses on remeasurement are recognised in profit and loss.
Once classified as held-for-sale, property, plant and equipment are no longer amortised or depreciated.

Amounts in R million	2025	2024
Current assets held for sale comprise of:
Property, plant and equipment	48.4	—
Capital prepayments	56.9	—
Trade and other receivables	15.4	—
Cash and cash equivalents	0.1	—
	120.8	—
Current liabilities held for sale comprise of:
Trade and other payables	8.5	—
Loan payable	1.4	—
	9.9	—
Cash outflows attributable to subsidiary held for sale:
Net cash outflow from operating activities	5.6	—
Net cash outflow from investing activities	105.3	—
Net decrease in cash and cash equivalents	110.9	—

Loss from subsidiary held for sale	(2.1)	—

Stellar is a renewable energy company with a project to develop a 150MW solar plant in Polokwane, Limpopo. Ergo owns 50.25%
of the shares in Stellar and  has extended funding to develop the project to financial close through a short term credit facility and developmental loan. Following a strategic review, the Board has decided to sell Ergo's share in Stellar to focus on the Group's core mining activities. There is an ongoing active sale process, expected to be concluded during FY2026. Subsequent to year end, Ergo has converted its short-term credit facility to Stellar into equity, which increased its shareholding in Stellar to 89.94%, as of 18 August 2025.

24	OPERATING SEGMENTS

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

The Group has one material revenue stream, the sale of gold to South African Bullion banks. The following summary describes the operations in the Group’s reportable operating segments:
Ergo is a surface gold retreatment operation which treats old slime dams and sand dumps to the south of Johannesburg’s central business district as well as the East and Central Rand goldfields. The operation comprises three plants and a solar plant with a
BESS. The Ergo plant operates as a metallurgical plant and the City Deep and Knights plants as pump/milling stations feeding the
Ergo plant.
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

24	OPERATING SEGMENTS continued

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2025

	Ergo	FWGR	Other reconciling items	Total
2025
Amounts in R million

Revenue (External)	5,671.5	2,206.7	—	7,878.2
Cash operating costs	(3,699.2)	(673.5)	—	(4,372.7)
Movement in gold in process and finished inventories - Gold Bullion	9.8	8.3	—	18.1
Segment operating profit	1,982.1	1,541.5	—	3,523.6

Additions to property, plant and equipment	(605.7)	(1,593.1)	(1.2)	(2,200.0)

Reconciliation of segment operating profit to profit after tax
Segment operating profit	1,982.1	1,541.5	—	3,523.6
Depreciation	(326.5)	(130.2)	(2.5)	(459.2)
Change in estimate of environmental rehabilitation recognised in profit or loss	92.8	—	5.2	98.0
Ongoing rehabilitation expenditure	(16.3)	(2.6)	(0.3)	(19.2)
Care and maintenance	—	—	0.8	0.8
Other operating costs	(13.5)	—	—	(13.5)
Administration expenses and other costs	(19.6)	(8.3)	(185.9)	(213.8)
Finance income	53.1	52.1	118.6	223.8
Finance expense	(51.6)	(11.7)	(10.1)	(73.4)
Deferred tax	(405.6)	(426.9)	8.1	(824.4)
Profit after tax	1,294.9	1,013.9	(66.1)	2,242.7

Reconciliation of cost of sales to cash operating costs
Cost of sales[1] (a)	(3,952.9)	(798.0)	3.2	(4,747.7)
Depreciation	326.5	130.2	2.5	459.2
Change in estimate of environmental rehabilitation recognised in profit or loss	(92.8)	—	(5.2)	(98.0)
Movement in gold in process and finished inventories - Gold Bullion	(9.8)	(8.3)	—	(18.1)
Ongoing rehabilitation expenditure	16.3	2.6	0.3	19.2
Care and maintenance	—	—	(0.8)	(0.8)
Other operating costs	13.5	—	—	13.5
Cash operating costs	(3,699.2)	(673.5)	—	(4,372.7)
[1] Included in cost of sales is R138.9 million (FY2024: R144.9 million; FY2023: R107.8 million) paid for services rendered by Sibanye-Stillwater.

(a) Most significant components of other operating costs within cost of sales include:
Consumable stores	1,151.4	224.6	—	1,376.0
Labour including short term incentives	625.9	121.3	—	747.2
Electricity	422.9	121.1	—	544.0
Specialist service providers	833.0	43.2	—	876.2
Machine hire	136.3	20.0	—	156.3
Security expenses	162.2	36.3	—	198.5
Water	41.3	3.8	—	45.1

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2025

24	OPERATING SEGMENTS continued

	Ergo	FWGR	Other reconciling items	Total
2024
Amounts in R million

Revenue (External)	4,524.9	1,714.8	—	6,239.7
Cash operating costs	(3,571.0)	(622.3)	—	(4,193.3)
Movement in gold in process and finished inventories - Gold Bullion	37.5	(2.6)	—	34.9
Segment operating profit	991.4	1,089.9	—	2,081.3

Additions to property, plant and equipment	(2,354.6)	(756.6)	(2.7)	(3,113.9)

Reconciliation of segment operating profit to profit after tax
Segment operating profit	991.4	1,089.9	—	2,081.3
Depreciation	(138.7)	(129.5)	(2.2)	(270.4)
Change in estimate of environmental rehabilitation recognised in profit or loss	11.1	0.2	0.3	11.6
Ongoing rehabilitation expenditure	(13.0)	(2.1)	(1.0)	(16.1)
Care and maintenance	—	—	2.5	2.5
Other operating costs	0.9	—	—	0.9
Other income	0.6	1.3	0.1	2.0
Administration expenses and other costs	(10.6)	(5.5)	(183.2)	(199.3)
Finance income	51.8	53.9	175.1	280.8
Finance expense	(60.9)	(11.7)	(3.8)	(76.4)
Current tax	5.4	(92.5)	(12.6)	(99.7)
Deferred tax	(205.1)	(183.7)	0.3	(388.5)
Profit after tax	632.9	720.3	(24.5)	1,328.7

Reconciliation of cost of sales to cash operating costs
Cost of sales (a)	(3,673.2)	(756.3)	(0.4)	(4,429.9)
Depreciation	138.7	129.5	2.2	270.4
Change in estimate of environmental rehabilitation recognised in profit or loss	(11.1)	(0.2)	(0.3)	(11.6)
Movement in gold in process and finished inventories - Gold Bullion	(37.5)	2.6	—	(34.9)
Ongoing rehabilitation expenditure	13.0	2.1	1.0	16.1
Care and maintenance	—	—	(2.5)	(2.5)
Other operating costs	(0.9)	—	—	(0.9)
Cash operating costs	(3,571.0)	(622.3)	—	(4,193.3)

(a) Most significant components of other operating costs within cost of sales include:
Consumable stores	1,087.4	215.9	—	1,303.3
Labour including short term incentives	621.4	113.5	—	734.9
Electricity	472.7	113.4	—	586.1
Specialist service providers	812.1	39.6	—	851.7
Machine hire	173.2	25.2	—	198.4
Security expenses	137.8	29.4	—	167.2
Water	30.8	1.7	—	32.5

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2025

24	OPERATING SEGMENTS continued

	Ergo	FWGR	Other reconciling items	Total
2023
Amounts in R million

Revenue (External)	4,108.6	1,387.7	—	5,496.3
Cash operating costs	(3,183.2)	(504.9)	—	(3,688.1)
Movement in gold in process and finished inventories - Gold Bullion	(1.8)	12.6	—	10.8
Segment operating profit	923.6	895.4	—	1,819.0

Additions to property, plant and equipment	(816.0)	(209.8)	(5.1)	(1,030.9)

Reconciliation of segment operating profit to profit after tax
Segment operating profit	923.6	895.4	—	1,819.0
Depreciation	(120.6)	(95.8)	(1.1)	(217.5)
Change in estimate of environmental rehabilitation recognised in profit or loss	6.2	—	0.9	7.1
Ongoing rehabilitation expenditure	(24.7)	(1.7)	(0.4)	(26.8)
Care and maintenance	—	—	(0.4)	(0.4)
Other operating costs	3.9	—	—	3.9
Other income	0.1	10.2	0.1	10.4
Administration expenses and other costs	(8.3)	(2.9)	(161.7)	(172.9)
Finance income	34.4	31.8	268.1	334.3
Finance expense	(58.7)	(9.7)	(2.3)	(70.7)
Current tax	(51.1)	(201.9)	(33.3)	(286.3)
Deferred tax	(73.8)	(47.9)	3.0	(118.7)
Profit after tax	631.0	577.5	72.9	1,281.4

Reconciliation of cost of sales to cash operating costs
Cost of sales	(3,320.2)	(589.8)	(1.0)	(3,911.0)
Depreciation	120.6	95.8	1.1	217.5
Change in estimate of environmental rehabilitation recognised in profit or loss	(6.2)	—	(0.9)	(7.1)
Movement in gold in process and finished inventories - Gold Bullion	1.8	(12.6)	—	(10.8)
Ongoing rehabilitation expenditure	24.7	1.7	0.4	26.8
Care and maintenance	—	—	0.4	0.4
Other operating costs	(3.9)	—	—	(3.9)
Cash operating costs	(3,183.2)	(504.9)	—	(3,688.1)

(a) Most significant components of other operating costs within cost of sales include:
Consumable stores	1,024.4	175.5	—	1,199.9
Labour including short term incentives	562.9	100.5	—	663.4
Electricity	466.8	77.6	—	544.4
Specialist service providers	594.0	39.9	—	633.9
Machine hire	138.9	13.4	—	152.3
Security expenses	128.0	25.6	—	153.6
Water	60.2	1.6	—	61.8

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2025
25PAYMENTS MADE UNDER PROTEST

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
Assessment of recoverability
The discounted amount of the payments under protest is assessed at each reporting date to determine whether there is any objective evidence that the amount is no longer expected to be recovered. The Group considers the reasonable and supportable information related to the creditworthiness of the Municipality and events surrounding the outcome of the Main Application. Any write down is recognised in finance expense.
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2025
25PAYMENTS MADE UNDER PROTEST continued

Amounts in R million	Note	2025	2024

Balance at the beginning of the year		45.6	39.7
Payments made under protest		6.6	12.7
Discount on initial payment made under protest and change in estimate	7	(3.3)	(14.0)
Unwinding	6	7.8	7.2

Balance at the end of the year		56.7	45.6

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
In order to operate the Ergo Plant and conduct its business operations, Ergo requires a reliable and steady feed of electricity which it draws from the newly commissioned Brakpan Tailings 88Kv Substation since June 2024. Prior to this the Ergo Plant used to draw electricity from the Ergo Central Substation.
Over the past several years the Municipality has charged Ergo for such electricity, at the Megaflex tariff at which ESKOM charges its large power users plus an additional surcharge, as it still does; and Ergo paid consequently.
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
Ergo seeks the undermentioned relief from the High court:
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
The Municipality then issued two summonses (“Summonses”) for the recovery of arrears it alleges it is owed amounting to R74.0 million and R31.6 million, respectively.
In the interest of the proper administration of justice, the Main Application was postponed by agreement between the parties and efforts were made to establish a collaborative process to facilitate the effective and efficient court scheduling and coordination of both the Main Application and the Summonses.
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
In an effort to progress these longstanding matters, in August 2024, the Group's external legal team dispatched correspondence to the Deputy Judge President of the Gauteng Division of the High Court, to request the consolidation of the three matters. After much deliberation between the various legal representatives, it was agreed the matters would be consolidated and dealt with, by
Judge Adams (appointed Case Manager), through the Case Management process
The Group supported by the external legal team is confident that there is a high probability that Ergo will be successful in consolidated proceedings and in defending its position. Therefore, there is no present obligation as a result of a past event to pay the amounts claimed by the Municipality (refer note 27.3).
The balance at the end of the year was based on the following assumptions:
•discount rate: 15.30% (2024: 15.30%) representing the Municipality maximum cost of borrowing on bank loans as disclosed in their 30 June 2024 annual report and an additional risk premium on uncertainties in timing of the SALGA case; and
•discount period: 30 June 2029 (2024: 30 June 2029) representing management’s best estimate of the date of conclusion of the Main Application and is supported by external legal counsel. The discount period has remained unchanged due to the consolidation of the cases which is expected to expedite the resolution of the matters.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2025
26OTHER INVESTMENTS

ACCOUNTING JUDGEMENTS
The Group has one (1) director representative on the Rand Refinery board. Therefore, judgement had to be applied to ascertain whether significant influence exists, and if the investment should be accounted for as an associate under IAS 28
Investments in Associates and Joint Ventures. The director representation is not considered significant influence, as it does not constitute meaningful representation. It represents 11.11% of the entire board and is proportional to the 11.3% shareholding that the Group has.
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

Amounts in R million	Shares held [1]	% held [1]	2025	2024

Listed investments (Fair value hierarchy Level 1):
West Wits Mining Limited ("WWM")	47,812,500	1.5%	11.2	7.5
Total listed investments			11.2	7.5

Unlisted investments (Fair value hierarchy Level 3):
Rand Refinery Proprietary Limited ("Rand Refinery")	44,438	11.3%	302.0	166.8
Rand Mutual Assurance Company Limited B Share Business Fund ("RMA") [2]	12,659	1.3%	6.8	5.9
Guardrisk Insurance Company Limited (Cell Captive A170) [3]	20	100%	2.4	0.1
Chamber of Mines Building Company Proprietary Limited	52,965	5.7%	0.1	0.1

Total unlisted investments			311.3	172.9

Balance at the end of the year			322.5	180.4

Fair value adjustment on equity instruments at fair value through OCI			139.8	11.8
WWM			3.6	0.3
Rand Refinery			135.2	10.5
RMA			1.0	1.0
Dividends received on equity instruments at fair value through OCI			(56.3)	(29.3)
Rand Refinery			(56.3)	(29.3)
[1]The number and percentage of shares held remained unchanged from the prior year with the exception of WWM that issued new shares thereby diluting DRDGOLD's effective shareholding from 1.9% to 1.5%.
[2]The "B Share Business Fund" shares relate to all the businesses of the RMA Group that do not relate to the Compensation for Occupational Injuries and Diseases Act.
[3]The shares held entitle the holder to 100% of the residual net equity of Cell Captive A 170. Refer to note 12 of the consolidated financial statements.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2025
26OTHER INVESTMENTS continued
26.1RAND REFINERY

Amounts in R million	2025	2024

Balance at the beginning of the year	166.8	156.3
Fair value adjustment on equity investments at fair value through OCI	135.2	10.5

Balance at the end of the year	302.0	166.8
In accordance with IFRS 13 Fair Value Measurement, the income approach has been established to be the most appropriate basis to estimate the fair value of the investment in Rand Refinery. This method relies on the future budgeted cash flows as estimated by Rand Refinery. Management used a model developed by an external expert to perform the valuation.
Rand Refinery’s refining operations (excluding Prestige Bullion) were valued using the Free Cash Flow model, whereby an enterprise value using a Gordon Growth formula for the terminal value was estimated. Due to the low demand for Krugerrands,
Prestige Bullion does not forecast paying a dividend in the short term; therefore the valuation method has changed from the dividend discount model to a discounted cash flow model. The forecasted cash flows from Prestige Bullion were valued using a finite life as Rand Refinery’s shareholding will be reduced to nil in 2032 per an agreement with the South African Mint (partner in
Prestige Bullion).
The fair value of Rand Refinery increased as a result of an increase in the enterprise value of the refining operations and a decrease in the value of Prestige Bullion. The enterprise value of the refining operations of Rand Refinery increased as a result of higher throughput and a significant increase in forecast commodity prices. The fair value of Prestige Bullion decreased significantly as a result  of a continued low demand for Krugerrands and resultant lower expected cash flows.
The fair value measurement uses significant unobservable inputs and relates to a fair value hierarchy level 3 financial instrument. Marketability and minority discounts (both unobservable inputs) of 15.3% and 16.9% (2024: 15.3% and 16.9%), respectively, were applied. The latest budgeted cash flow forecasts provided by Rand Refinery as at 30 June 2025 were used, and therefore classified as an unobservable input into the models. Other key observable/unobservable inputs into the model include:

Amounts in R million	Observable/unobservable input	Unit	2025	2024

Rand Refinery operations

Forecast average gold price	Observable input	R/kg	1,620,480	1,209,686
Forecast average silver price	Observable input	R/kg	18,598	15,142
Average South African CPI	Observable input	%	4.5	4.5
South African long term government bond rate	Observable input	%	9.70	9.92
Terminal growth rate	Unobservable input	%	4.5	4.5
Weighted average cost of capital	Unobservable input	%	16.0	17.0

Investment in Prestige Bullion

Discount period	Unobservable input	years	8	9
Cost of equity	Unobservable input	%	18.0	17.0
            Sensitivity analysis
The fair value measurement is most sensitive to the weighted average cost of capital, Rand US Dollar exchange rate and gold price. The higher the gold price, the higher the fair value of the Rand Refinery investment. The higher the operating costs, the lower the fair value of the Rand Refinery investment. The fair value measurement is also sensitive to the operating costs, minority and marketability discounts applied. The below table indicates the extent of sensitivity of the Rand Refinery equity value to the inputs:

		Input		Change in OCI, net of tax
Amounts in R million		% Increase	% Decrease	% Increase	% Decrease

Rand Refinery operations

Rand US Dollar exchange rate	Observable inputs	1	(1)	6.9	(6.9)
Commodity prices (gold and silver)	Observable inputs	1	(1)	6.0	(6.0)
Operating costs	Unobservable inputs	1	(1)	(4.7)	4.7
Weighted average cost of capital	Unobservable inputs	1	(1)	(13.3)	13.3
Minority discount	Unobservable inputs	1	(1)	(3.6)	3.6
Marketability discount	Unobservable inputs	1	(1)	(3.5)	3.5

Investment in Prestige Bullion

Cost of equity	Unobservable inputs	1	(1)	(0.2)	0.2
Prestige cash flow forecast	Unobservable inputs	1	(1)	0.1	(0.1)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2025

27	CONTINGENCIES

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

27.1CONTINGENT LIABILITY FOR OCCUPATIONAL LUNG DISEASES
On 3 May 2018, former mineworkers and dependents of deceased mineworkers (“Applicants”) and Anglo American South Africa
Limited, AngloGold Ashanti Limited, Sibanye Gold Limited, Harmony Gold Mining Company Limited, Gold Fields Limited, African
Rainbow Minerals Limited and certain of their affiliates (“Settling Companies”) settled the class certification application in which the Applicants in each sought to certify class actions against gold mining houses cited therein on behalf of mineworkers who had worked for any of the particular respondents and who suffer from any occupational lung disease, including silicosis or tuberculosis.
The DRDGOLD Respondents, comprising DRDGOLD and East Rand Proprietary Mines Limited (“DRDGOLD Respondents”),
are not a party to the settlement between the Applicants and Settling Companies. The settlement agreement is not binding on the DRDGOLD Respondents. The dispute, insofar as the class certification application and appeal thereof is concerned, still stands and has not terminated in light of the settlement agreement.
In terms of the class action, the DRDGOLD Respondents have lodged an appeal against certain aspects of the class action including, inter alia, the extension of the remedy entertained in the class action, and the inclusion of tuberculosis as a basis for liability ("Appeal"). The Appeal record was finalised and the allocation of a date for the hearing of the Appeal was scheduled for
11 November 2022. The hearing of the Appeal was held in the Supreme Court of Appeal and judgment was handed-down for the matter to be struck off the roll.
DRDGOLD maintains the view that settlement of the matter is not a current consideration, mainly for the following reasons:
• the Applicants have as yet not issued and served a summons (claim) in the matter;
• there is no indication of the number of potential claimants that may join the class action against the DRDGOLD Respondents;
and
• many principles upon which legal responsibility is founded, are required to be substantially developed by the trial court (and possibly subsequent courts of appeal) to establish liability on the bases alleged by the Applicants.
In light of the above the status remains in that there is inadequate information to determine if a sufficient legal and factual basis exists to establish liability, and to quantify such potential liability.
27.2CONTINGENT LIABILITY FOR ENVIRONMENTAL REHABILITATION
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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2025
27CONTINGENCIES continued
27.2CONTINGENT LIABILITY FOR ENVIRONMENTAL REHABILITATION continued
During the 2022 financial year, a report was produced regarding the extent of ground water seepage from the Brakpan tailings storage facility by an expert. The report suggests that scavenger boreholes be constructed around the dam to deal with the seepage. The majority of the scavenger boreholes have been constructed and are currently operational and the results are continuously being monitored. Same evaluation and ongoing efforts are expected be made to Daggafontein TSF when Ergo resumes depositioning thereon in the near future. Management is currently investigating a sustainable solution to deal with the seepage post the closure of the mine and therefore no reliable estimate can be made for the post closure liability.
27.3CONTINGENCIES REGARDING EKURHULENI METROPOLITAN MUNICIPALITY ELECTRICITY TARIFF
DISPUTE
Refer note 25 PAYMENTS MADE UNDER PROTEST for a full description of the matter.
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
Important Note: the above paragraphs referring to ‘contingent liabilities’ and ‘contingent assets’ ought to be read within the backdrop of the ‘case management’ process mentioned above, which governs the now consolidated three cases relating to the
Ergo/ Eskom/ Ekurhuleni Municipality litigation.
27.4CONTINGENT LIABILITY FOR THE SUMMONS RECEIVED FROM BENONI GOLD MININIG COMPANY (PTY)
LTD ("BGM")
On 18 May 2024, Ergo received a combined summons ("BGM Summons") from BGM, a contractor with which it concluded in
May 2018, a land lease and load and haulage agreement ("Agreement"). The BGM Summons initiates two contractual damages claims against Ergo. The first being R37.1 million for the alleged breach of Ergo’s duties of good faith and breach of
BGM’s haulage rights under the Agreement and the second for three alleged incidents of repudiation by Ergo of the Agreement, for which damages of R53.3 million are being sought by BGM. On 25 June 2024, Ergo filed its plea to the particulars of claim and in its defence on the matter. Pleadings have closed and both parties are preparing for trial and for Ergo to vehemently defend its position on the allegations made by BGM.

28FINANCIAL INSTRUMENTS
CLASSIFICATION AND MEASUREMENT OF FINANCIAL ASSETS
A financial asset shall be measured at amortised cost if both the following conditions are met:
•the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and
•the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.
An investment is measured at fair value through other comprehensive income if it meets both of the following conditions and is not designated as at fair value through profit or loss:
•it is held with a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
•its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.
FINANCIAL RISK MANAGEMENT FRAMEWORK
Overview
The Group has exposure to credit risk, liquidity risks, as well as other market risks from its use of financial instruments. This note presents information about the Group’s exposure to each of the above risks, the Group’s objectives and policies and processes for measuring and managing risk. The Group’s management of capital is disclosed in note 20 CAPITAL MANAGEMENT. This note must be read with the quantitative disclosures included throughout these consolidated financial statements.
The Board has overall responsibility for the establishment and oversight of the Group’s risk management framework. The Risk
Committee (“RC”) is responsible for developing and monitoring the Group’s risk management policies. The RC reports regularly to the Board on its activities.
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
for the year ended June 30, 2025
28FINANCIAL INSTRUMENTS continued
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
NOTE 12INVESTMENTS IN REHABILITATION AND OTHER FUNDS
NOTE 13CASH AND CASH EQUIVALENTS
NOTE 15TRADE AND OTHER RECEIVABLES
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
Commodity price risk
Additional disclosures are included in the following note:
NOTE 4REVENUE
Other market price risk
Additional disclosures are included in the following note:
NOTE 12  INVESTMENTS IN REHABILITATION AND OTHER FUNDS
NOTE 26OTHER INVESTMENTS
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
NOTE 12INVESTMENTS IN REHABILITATION AND OTHER FUNDS
NOTE 13CASH AND CASH EQUIVALENTS
Foreign currency risk
The Group enters into transactions denominated in foreign currencies, such as gold sales denominated in US dollar, in the ordinary course of business The Group holds cash denominated in a foreign currency. This exposes the Group to fluctuations in foreign currency exchange rates.
Additional disclosures are included in the following notes:
NOTE 4REVENUE
NOTE 15TRADE AND OTHER RECEIVABLES
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
Additional disclosures are included in the following note:
NOTE 10.2LEASE LIABILITIES
NOTE 16TRADE AND OTHER PAYABLES
NOTE 20CAPITAL MANAGEMENT
29RELATED PARTIES
Disclosures are included in the following notes:
NOTE 1ABOUT THESE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 5.1COST OF SALES
NOTE 5.2ADMINISTRATION EXPENSES AND OTHER COSTS
NOTE 16TRADE AND OTHER PAYABLES
NOTE 19.2TRANSACTIONS WITH KEY MANAGEMENT PERSONNEL
NOTE 21EQUITY
NOTE 22INTEREST IN SUBSIDIARIES
NOTE 23 SUBSIDIARY HELD FOR SALE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended June 30, 2025
30 SUBSEQUENT EVENTS
There were no significant subsequent events between the year-end reporting date of 30 June 2025 and the date of issue of these financial statements other than described below and included in the preceding notes to the consolidated financial statements.
Increase in GBF
During financial year 2025, the GBF with Nedbank, was amended to include a R120 million guarantees facility. Subsequent to year end, this was increased by an additional R61 million, increasing the guarantee facility to R181 million, which has been fully utilised. The GBF facility of R500 million remained undrawn at 30 June 2025.
Declaration of dividend
On August 20, 2025, the Board declared a final dividend for the year ended 30 June 2025 of 40 SA cents per qualifying share amounting to R345.7 million, which was paid on September 15, 2025.
Subsidiary loan conversion
Ergo owned 50.25% of the shares in Stellar. Subsequent to year end, Ergo has converted its short-term credit facility to Stellar into equity, which increased it's shareholding in Stellar to 89.94%, as of 18 August 2025.
Ordinary share issue
On 27 August 2025, 1,726,955 new ordinary shares were issued in terms of the new employee SIP incorporating the DSP. A further 1,082,033 new ordinary shares were issued in terms of the ELTI scheme on October 20, 2025 for the purposes of the conditional shares vesting on 19 October 2025, increasing the total issued ordinary shares to 867,397,699.
Deferred Share Plan
In terms of the SIP incorporating the DSP, approved by shareholders of DRDGOLD on 29 November 2023, qualifying employees were awarded deferred shares ("Awards").
On 13 August 2025, 1,726,955 deferred shares were granted to qualifying employees under the DSP. The Awards vest over five years at 20% per annum for F-band participants, and over three years at 33.3% per annum for E and D band participants, starting from the award date, and subject to the rules of the DSP, including the participant’s continued employment with the Group. The number of conditional shares granted includes those granted to directors and prescribed officer as follows:

Number of deferred shares

Executive directors
D J Pretorius	177,688
A J Davel	97,277
H Hooijer[1]	55,418

Prescribed officer
W J Schoeman	97,015

427,398
[1] Appointed as executive director from 1 July 2025.

ITEM 19. EXHIBITS
The following exhibits are filed as a part of this Annual Report:

1.1
Memorandum of Incorporation of DRDGOLD Limited, as amended on November 30, 2012 (incorporated by reference to Exhibit
1.5 to the annual report on Form 20-F (File No. 001-35387), filed with the Securities and Exchange Commission on October 25,
2013)

2.1
Form of Further Amended and Restated Deposit Agreement among DRDGOLD Limited, JPMorgan Chase Bank, N.A., as
Depositary, and owners and holders of American Depositary Receipts, dated May 16, 2025 (incorporated by reference to Exhibit
99(a) to the registration statement on Form F-6 (File No. 333-287360), filed with the Securities and Exchange Commission on
May 16, 2025)

2.2	Description of securities registered under Section 12 of the Exchange Act
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

4.8
Contract for the construction of the RTSF between Far West Gold Recoveries Proprietary Limited and Stefanutti Stocks Inland, a
division of Stefanutti Stocks Proprietary Limited dated June 4, 2024 (incorporated by reference to Exhibit 4.8 to the annual report on Form 20-F (File No. 001-35387), filed with the Securities and Exchange Commission on October 30, 2024)†

4.9
General banking facility agreement between DRDGOLD Limited and Nedbank Limited, dated June 28, 2024 (incorporated by reference to Exhibit 4.9 to the annual report on Form 20-F (File No. 001-35387), filed with the Securities and Exchange
Commission on October 30, 2024)

4.10
Amended general banking facility agreement between DRDGOLD Limited and Nedbank Limited to incorporate the terms of the revolving credit facility, dated August 8, 2024 (incorporated by reference to Exhibit 4.10 to the annual report on Form 20-F (File
No. 001-35387), filed with the Securities and Exchange Commission on October 30, 2024)

4.11
Revolving credit facility agreement between DRDGOLD Limited and Nedbank Limited, dated July 31, 2024 (incorporated by reference to Exhibit 4.11 to the annual report on Form 20-F (File No. 001-35387), filed with the Securities and Exchange
Commission on October 30, 2024)

4.12	First addendum to the amended general banking facility agreement between DRDGOLD Limited and Nedbank Limited to include a bank guarantee facility, dated March 4, 2025
4.13	Second addendum to the amended general banking facility agreement between DRDGOLD Limited and Nedbank Limited to increase the bank guarantee facility, dated July 21, 2025
4.14	Third addendum to the amended general banking facility agreement between DRDGOLD Limited and Nedbank Limited to increase the bank guarantee facility, dated September 30, 2025
4.15	DRDGOLD Single Incentive Policy approved by the Remuneration Committee on October 26, 2023
4.16	DRDGOLD Deferred Share Plan approved by the Remuneration Committee on October 26, 2023
8.1	List of Subsidiaries
11.1	DRDGOLD Share Dealing Policy (incorporated by reference to Exhibit 11.1 to the annual report on Form 20-F (File No. 001-35387), filed with the Securities and Exchange Commission on October 30, 2024)
12.1	Certification pursuant to Section 302 of the Sarbanes Oxley Act of 2002
12.2	Certification pursuant to Section 302 of the Sarbanes Oxley Act of 2002
13.1	Certification pursuant to Section 906 of the Sarbanes Oxley Act of 2002
13.2	Certification pursuant to Section 906 of the Sarbanes Oxley Act of 2002
96.1
Technical Report Summary and Certification from Qualified person – FWGR (incorporated by reference to Exhibit 96.1 to the annual report on Form 20-F (File No. 001-35387), filed with the Securities and Exchange Commission on October 31, 2023)

96.2
Technical Report Summary and Certification from Qualified person – Ergo (incorporated by reference to Exhibit 96.2 to the annual report on Form 20-F (File No. 001-35387), filed with the Securities and Exchange Commission on October 30, 2025)

97.1
DRDGOLD NYSE Executive Compensation Clawback Policy (incorporated by reference to Exhibit 97.1 to the annual report on
Form 20-F (File No. 001-35387), filed with the Securities and Exchange Commission on October 30, 2024)

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

Date: October 30, 2025