Form 20-F
period 2026-06-30
DRDGOLD LTD
filed 2026-10-02
CIK 1023512

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2026
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
Henriette Hooijer, Chief Financial Officer, Tel. no. +27 11 470 2600, Email henriette.hooijer@drdgold.com
Mpho Mashatola, Senior Executive: Finance, Tel. no. +27 11 470 2600, Email mpho.mashatola@drdgold.com
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of each class:	Trading symbol	Name of each exchange on which registered:
American Depositary Shares, each representing 10 ordinary shares	DRD	New York Stock Exchange
Ordinary shares		New York Stock Exchange*
*Not for trading, but only in connection with the registration of the American Depositary Shares pursuant to the requirements of the Securities and
Exchange Commission.
Securities registered or to be registered pursuant to Section 12(g) of the Act None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act None
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. 867,397,699 ordinary shares of no par value outstanding as of June 30, 2026.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑  No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to
Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐  No ☑
Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934 from their obligations under those Sections.
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by
the registered public accounting firm that prepared or issued its audit report. ☑
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-
based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
§240.10D-1(b). ☐
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
Yes ☐  No ☐

DRDGOLD Limited Form 20-F 2026

DRDGOLD Limited Form 20-F 2026

DRDGOLD Limited Form 20-F 2026
1
Preparation of Financial Information
We are a South African company and currently all our operations are located in South Africa. Accordingly, our books of account are maintained in South African Rand. Our financial statements included in our corporate filings are prepared in accordance with
International Financial Reporting Standards Accounting Standards (“IFRS Accounting Standards”), as issued by the International
Accounting Standards Board (“IASB”).
Our consolidated financial statements included in this Annual Report are prepared in accordance with IFRS Accounting Standards as issued by the IASB. All financial information in this Annual Report, except as otherwise noted is prepared in accordance with
IFRS Accounting Standards as issued by the IASB.
We present our financial information in rand, which is our presentation and reporting currency. All references to “Dollars” or “$”
herein are to United States Dollars and references to “Rand” or “R” are to South African Rand. Solely for your convenience, this
Annual Report contains translations of certain Rand amounts into Dollars at specified rates. These Rand amounts do not represent actual Dollar amounts, nor could they necessarily have been converted into Dollars at the rates indicated. Unless otherwise indicated, Rand amounts have been translated into Dollars at the rate of R16.39 per $1.00, the year end exchange rate on
June 30, 2026.
In this Annual Report, we present certain non-IFRS financial measures including “Adjusted EBITDA”, “cash operating costs”, “cash operating costs per kilogram”, “all-in sustaining costs”, “all-in sustaining costs per kilogram”, “all-in costs”, “all-in costs per kilogram”, “growth capital expenditure” and “sustaining capital expenditure”.  The non-IFRS measures “cash operating costs”,
“cash operating costs per kilogram”, “all-in sustaining costs”, “all-in sustaining costs per kilogram”, “all-in costs”, “all-in costs per kilogram”, “growth capital expenditure” and “sustaining capital expenditure” have been determined using industry guidelines promulgated by the World Gold Council, and are used to determine costs associated with producing gold, cash generating capacities of the mines and to monitor the performance of our mining operations. An investor should not consider these items in isolation or as alternatives to, operating costs, cash generated from operating activities, profit/(loss) for the year or any other measure of financial performance presented in accordance with IFRS Accounting Standards or as an indicator of our performance.
While the World Gold Council has provided guidance for the calculation of cash operating costs, cash operating costs per kilogram, all-in sustaining costs and all-in costs per kilogram as well as classification of capital expenditure between sustaining capital expenditure and growth capital expenditure, such measurements may vary significantly among gold mining companies, and these definitions by themselves do not necessarily provide a basis for comparison with other gold mining companies. See
Glossary of Terms and Explanations and Item 5A. Operating Results – “Cash operating costs, cash operating costs per kilogram, sustaining capital expenditure, all-in sustaining costs, growth capital expenditure and all-in costs per kilogram”, “Reconciliation of cash operating costs, cash operating costs per kilogram, all-in sustaining costs, all-in sustaining costs per kilogram, all-in costs and all-in costs per kilogram” and "Reconciliation of sustaining capital expenditure and growth capital expenditure".
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
•the trend information discussed in "Item 5D. Trend Information", including target gold production and cash operating costs;
•life-of-mine and potential increase in life-of-mine;
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
•expectations on future gold price, supply and pricing trends, including long-term trends, expected impact of the global environment on gold prices;
•expected gold production and cash operating costs expected in fiscal year 2027;
•statements with respect to agreements with unions;
•our prospects in litigation and disputes;
•statements with respect to the legal review for recommissioning the Withok Tailings Storage Facility (“Withok TSF”) to increase
Ergo Mining Proprietary Limited’s (“Ergo”) deposition capacity and the construction of the Regional Tailings Storage Facility
(“RTSF”), and expected potential increase in capacity and life-of-mine;
•statements with respect to the Solar Power Project (“Solar Plant”) developed by Ergo and the AZTEC Upflow Reactor (“UFR”);
•expected deposition capacity from improvements in our dams and new tailings storage facility construction; and
•expected effective gold mining tax rate.

DRDGOLD Limited Form 20-F 2026
2
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
•the future of power security from South Africa's power utility and intensity of load shedding;
•regulatory developments adverse to us or difficulties in maintaining necessary licenses or other governmental approvals;
•future performance relating to the Far West Gold Recoveries (“FWGR”) Phase 2 assets and the reclamation sites on the east of
Ergo’s plant;
•damage to tailings storage facilities and excessive maintenance and rehabilitation costs;
•a disruption in information technology systems, including incidents related to cybersecurity;
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
•anticipated or unanticipated capital expenditure on property, plant and equipment; and
•various other factors, including those set forth in "Item 3D. Risk Factors".
For a discussion of such risks, see "Item 3D. Risk Factors". The risk factors described above and in Item 3D. could affect our future results, causing these results to differ materially from those expressed in any forward-looking statements. These factors are not necessarily all of the important factors that could cause our results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results.
Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date thereof.
We do not undertake any obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this Annual Report or to reflect the occurrence of unanticipated events.
Special Note Regarding Websites
References in this document to information on websites (and/or social media sites) are included as an aid to their location and such information is not incorporated in, and does not form part of, this annual report. Any links to external, or third-party websites, are provided solely for convenience. We take no responsibility whatsoever for any third-party information contained in such third-
party websites, and we specifically disclaim adoption or incorporation by reference of such information into this report and no websites are incorporated by reference into this report.
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

DRDGOLD Limited Form 20-F 2026
3

Glossary of Terms and Explanations

The table below sets forth a glossary of terms used in this Annual Report:

Adjusted EBITDA
Adjusted EBITDA means earnings before interest, tax, depreciation, amortization, share-based payment (benefit)/expense, change in estimate of environmental rehabilitation recognized in profit or loss, gain/(loss) on disposal of property, plant and equipment, gain/(loss) on financial instruments, exploration expenses and transaction costs, and retrenchment costs, after IFRS 16 lease payments. This is a non-IFRS financial measure and should not be considered a substitute measure of profit for the year reported by us in accordance with IFRS Accounting Standards.

Administration expenses and other costs excluding non-recurring items	Administration expenses and other costs excluding gain/loss on disposal of property, plant and equipment and transaction costs.
All-in sustaining costs
All-in sustaining costs is a measure on which guidance is provided by the World Gold Council and includes cash operating costs of production, plus movement in gold in process on a sales basis, corporate administration expenses and other (costs)/income, the accretion of rehabilitation costs and sustaining capital expenditure. Costs other than those listed above are excluded. All-in sustaining costs per kilogram are calculated by dividing total all-in sustaining costs by kilograms of gold sold. This is a non‑IFRS financial measure and should not be considered a substitute measure of costs and expenses reported by us in accordance with IFRS Accounting Standards.

All-in costs
All-in costs is a measure on which guidance is provided by the World Gold Council and includes all-in sustaining costs, retrenchment costs, care and maintenance costs, ongoing rehabilitation expenditure, growth capital expenditure and capital recoupments. Costs other than those listed above are excluded. All-in costs per kilogram are calculated by dividing total all-in costs by kilograms of gold sold. This is a non‑IFRS financial measure and should not be considered a substitute measure of costs and expenses reported by us in accordance with IFRS Accounting
Standards.

Assaying	The chemical testing process of ore samples to determine mineral content.
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
Management (“GISTM”) and regulatory bodies, increase deposition capacity, improve operation/
management and bring about the sustainable closure of the facility.

$/oz	US Dollar per ounce.
Called gold content	The theoretical gold content of material processed.
Care and maintenance costs	Costs to ensure that the Ore Reserves are open, serviceable and legally compliant after active mining activity at a shaft has ceased.
Cash operating costs
Cash operating costs are operating costs incurred directly in the production of gold and include labor costs, contractor and other related costs, machine hire, reagents, consumable stores, electricity and water costs and the movement in gold in process and finished inventories - gold bullion. It excludes ongoing rehabilitation expenses, care and maintenance costs and net other operating costs/(income). Cash operating costs per kilogram are calculated by dividing cash operating costs by kilograms of gold sold. This is a non‑IFRS financial measure and should not be considered a substitute measure of costs and expenses reported by us in accordance with IFRS
Accounting Standards.

Cut‑off grade	The grade (i.e., the concentration of metal or mineral in rock) that distinguishes material deemed to have no economic value from material deemed to have economic value.
CIL Circuit	Carbon-in-leach circuit.
Definitive Feasibility Study (“DFS”)
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

DRDGOLD Limited Form 20-F 2026
4

Glossary of Terms and Explanations

Grade	The amount of gold contained within auriferous material generally expressed in ounces per ton or grams per tonne of ore.
Growth capital expenditure
Capital additions that are not sustaining capital expenditure. This is a non‑IFRS financial measure and should not be considered a substitute measure of costs and expenses reported by us in accordance with IFRS Accounting Standards.

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
a function of and depend upon the mineral, mine, property, or project.

Mt	Million tonnes.
Ore	A mixture of valuable and worthless materials from which the extraction of at least one mineral is technically and economically viable.
Other operating costs / (income)	Expenses incurred, and income generated in the course of operating activities, which are not directly attributable to production activities.
Operating costs
Operating costs are cost of sales less depreciation, change in estimate of rehabilitation provision, movement in gold in process and finished inventory – gold bullion, ongoing rehabilitation expenditure, care and maintenance, other operating costs/income and retrenchment costs.

oz/t	Ounces per ton.

DRDGOLD Limited Form 20-F 2026
5

Glossary of Terms and Explanations

Prefeasibility study (“PFS”)
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
Sand dump
A historical surface deposit consisting primarily of coarse material generated from the processing of ore and deposited by earlier mining operations. Sand dumps may contain residual mineralization that can be economically recovered through retreatment and may constitute a
Mineral Resource where reasonable prospects for eventual economic extraction have been demonstrated.

Sediment	The deposition of solid fragmental material that originated from weathering of rocks and was transported from a source to a site of deposition.
Slimes	The tailings discharged from a processing plant after the valuable minerals have been recovered.
Sustaining capital expenditure
Sustaining capital expenditure are those capital additions that are necessary to maintain current gold production. This is a non‑IFRS financial measure and should not be considered a substitute measure of costs and expenses reported by us in accordance with IFRS Accounting Standards.

T’000	Tonnes in thousands.
Tailings	Finely ground rock from which valuable minerals have been extracted by milling, or any waste rock, slimes or residue derived from any mining operation or processing of any minerals.
Tailings storage facility	A dam created from waste material of processed ore after the economically recoverable gold has been extracted.
Tonnage/Tonne
Quantities where the metric tonne is an appropriate unit of measure. Typically used to measure reserves of gold‑bearing material in‑situ or quantities of ore and waste material mined, transported or milled.

Tpm	Tonne per month.
Yield	The amount of recovered gold from production generally expressed in ounces or grams per ton or tonne of ore.

DRDGOLD Limited Form 20-F 2026
6
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
•Risks related to Environmental, Social and Governance (“ESG”) performance including climate change;
•Risks related to government regulation as well as other legal and regulatory requirements; and
•Risks related to ownership in our ordinary shares or American Depositary Shares (“ADSs”).
Risks related to our business and operations
Regulatory and construction delays in commissioning replacement tailings storage facilities as existing facilities approach capacity could result in reduced or suspended deposition and adversely affect our production and results of operations.
Our primary Tailings Storage Facilities (“TSFs”) are subject to a Dam Safety Evaluation (“DSE”) every five years, conducted by an independent Approved Professional Person (“APP”). Following each evaluation, the APP is required to submit its findings and recommendations to the regulator, the Department of Water and Sanitation (“DWS”). Such recommendations may include adjustments to deposition rates, or other operational or structural measures that could result in changes, limitations or restrictions on the use of the TSF, which may in turn adversely affect our throughput rate and production.
Each operation monitors the geo-technical integrity of its TSFs carefully in accordance with a prescribed set of parameters.
A deterioration in any of these parameters may result in a reduction in or suspension of throughput, which may in turn affect production.
At the Ergo operation, the Brakpan TSF is a mature facility and is approaching its final phase as a mega-volume tailings storage facility. To support the long-term sustainability of deposition capacity, Ergo is advancing regulatory applications associated with the potential recommissioning of the adjacent Withok TSF, which, if approved and successfully commissioned, could provide approximately 310 million tonnes of additional deposition capacity. The public participation process has been completed and the project is currently progressing through the required regulatory approval processes, including environmental authorisation, a waste management licence and a water use licence. Subject to the receipt of all required approvals and successful construction, commissioning is currently targeted for the end of calendar year 2029. Delays in obtaining approvals, changes to regulatory requirements or construction challenges could affect the timing of commissioning and adversely impact future deposition capacity, throughput and production.
The regulatory process to recommission the Withok TSF is complex, though, and the regulator may not approve all aspects of the envisaged design. The footprint and location of the facility make construction challenging, which may result in missed target dates and failure to achieve planned throughput rates. While the commissioning of the Daggafontein deposition facility is expected to reduce deposition volumes to the Brakpan TSF and assist in managing available deposition capacity in the medium term,
Daggafontein alone is not expected to provide a long-term solution to Ergo's deposition requirements. Consequently, regulatory and construction delays in commissioning replacement tailings storage facilities, including Withok, as existing facilities approach capacity, could result in reduced deposition flexibility, constrained throughput and, ultimately, adversely affect production and results of operations.
At the FWGR operation, key projects to increase deposition capacity include the development of the RTSF as part of the Phase 2
FWGR project and is intended to provide replacement deposition capacity required to support the continued operation and expansion of FWGR. Timely commissioning of the new facilities is critical, as any delay may result in reduced deposition rates or a suspension of deposition which, in the absence of interim alternative deposition facilities, would have an adverse financial impact on the business.

DRDGOLD Limited Form 20-F 2026
7
Our large projects are subject to scheduling delays and cost overruns, and we may face constraints in financing our current operations or any future projects, which could render our projects unviable or less profitable than planned.
Our large projects, most notably the development of FWGR Phase 2, which includes the construction of the RTSF, the Driefontein
Plant 2 (“DP2”) plant upgrade and construction of pipelines linking DP2 and RTSF, to expand our operations to the western side of
Johannesburg. Projects related to Ergo include the pipeline linking Ergo Plant to the Daggafontein TSF to resume deposition on the
Daggafontein TSF and the recommissioning of Withok TSF to enable mining on the west of the Ergo plant. These projects are subject to numerous risks and challenges such as strict quality standards and specifications, delays, cost overruns, regulatory approvals and requirements, social and environmental risks as well as technical risks including, inter alia:
•unforeseen increases in the cost of equipment, labor and raw materials;
•delays or disruptions in the supply of equipment and raw materials;
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
•security issues;
•health and safety risks;
•inadequate workforce planning or productivity of workforce;
•inadequate management practices;
•loss of, or inability to retain, key personnel whose experience and know-how are critical to project execution and operational continuity;
•natural disasters and adverse weather conditions;
•poor contractor performance/failure or delay of third-party service providers; and
•changes to regulations, such as environmental regulations.
The development of our projects involve capital intensive processes carried out over long durations, which requires us to commit significant capital expenditure and allocate considerable management resources in utilizing our existing experience and know-
how. For example, the DP2 plant expansion project involves the construction of the plant’s own elution circuit and smelt house, and a doubling of current throughput capacity to 1.2 Mtpm. Completion is expected in the first quarter of FY2027. Initial feed to the expanded plant will be from the Driefontein 3 tailings and eventually the Libanon tailings (commissioning planned from the last quarter of FY2027), 600,000tpm from each, reaching a steady state of 1.2 million tonnes per month in FY2028.
Construction of the RTSF, done in two phases, is progressing well; however, severe rainfall events during FY2025 and FY2026 affected construction activities and placed pressure on the planned beneficial occupation timeline. With an ultimate deposition capacity of 800 Mt and designed to ultimately receive tailings at a deposition rate of up to 2.4 Mt per month, phase 1 of the RTSF is expected to be completed during the second quarter of FY2027, with construction of the remaining sections continuing concurrently with the commencement of deposition at an initial planned rate of 1.2 Mt per month.
A key consideration for beneficial occupation (which originally was planned for the first quarter of FY2027), remains the uncertainty regarding the Department of Water and Sanitation's requirements and the timeline for obtaining the necessary approvals for early deposition. Although the beneficial occupation date has been deferred to the last quarter of FY2027 due to the above and weather dependency, which aligns with the commissioning of the Libanon Pump Station, any further delay in obtaining regulatory approvals could defer the planned increase in throughput capacity. This may result in lower production and ultimately returns and over time also may require reducing deposition throughput at Driefontein 4 TSF as it is set to reach capacity during the last quarter of
FY2027, subject to the outcomes of the annual performance review.
Management continues to closely monitor the critical path activities, regulatory requirements and construction progress to support the timely delivery of the RTSF capacity.
At Ergo, the recommissioning of the Withok TSF remains subject to regulatory approvals, the process of which is currently underway. Once recommissioned, Withok TSF is planned to have a design deposition capacity of approximately 310 million tonnes with a life of about 20 years and an eventual deposition rate of 1.3 million tonnes per month. Delays in obtaining these authorizations could delay the planned increase in tonnages at Ergo from 1.65 million tonnes per month to 1.8 million tonnes per month and also result in lower production, and ultimately returns, as Brakpan TSF nears its end of life. Commissioning is expected during FY2030.
We face the risk that the expected benefits of our projects, such as those described above, are not achieved, or that we fail to account for potential challenges during the transition from construction to fully operational status, as well as the integration of constructed works into existing processes and systems. In particular, the phase 2 FWGR project, resumption of deposition on the
Daggafontein TSF and recommissioning of the Withok TSF are material to us, and significant cost overruns or adverse changes in assumptions affecting the viability of these projects could have a material adverse effect on our business, cash flows, financial condition and prospects. Any such failure may negatively impact production output.
In addition, if the assumptions we make in assessing the viability of our projects, including those relating to commodity prices, exchange rates, interest rates, inflation rates and discount rates, prove to be incorrect or need to be significantly revised, this may adversely affect profitability or even the viability of our projects. The uncertainty and volatility in the gold market makes it more difficult to accurately evaluate the project economics and increases the risk that the assumptions underlying our assessment of the viability of the project may prove incorrect.

DRDGOLD Limited Form 20-F 2026
8
Our operating cash flow, available banking facilities and ability to raise funds from banks or the capital markets may be insufficient to meet our capital expenditure plans and requirements, depending on the timing and cost of development of our existing projects and any further projects we may pursue. As a result, new sources of capital may be needed to meet the funding requirements of these projects and to fund ongoing business activities. Our ability to raise and service new sources of capital will depend on, inter alia, macroeconomic conditions, cost of debt, our credit rating, our gearing and other risk metrics, financial market conditions, future gold prices, the prospects for our industry, our operational performance and our operating cash flow and debt position. Any inability to raise such funds may place a burden on our cash reserves and affect our ability to finance our key projects.
In the event of operating or financial challenges, any dislocation in financial markets or new funding limitations, our ability to pursue new business opportunities, invest in existing and new projects, fund our ongoing business activities and pay dividends, could be constrained, any of which could have a material adverse effect on our business, operating results, cash flows and financial condition.
Supply shortages and price volatility for key operating materials could adversely affect production and increase operating costs.
Global inflationary pressures, geopolitical volatility, and the increasing frequency and severity of natural disasters, including severe weather, floods and earthquakes, present risks to the availability and cost of critical materials and equipment, and require ongoing proactive management of key supplier dependencies. A sustained shortage or elevated cost of critical inputs, such as reagents, fuel, electricity and natural gas, may require us to source alternative suppliers, implement operational workarounds or incur higher procurement costs, potentially reducing production and increasing operating costs.
As tailings retreatment operations process high volumes of material, they require significant quantities of cyanide, creating a dependency on a limited number of suppliers and presenting a concentration risk. During fiscal year 2026, Sasol, a key supplier of sodium cyanide, declared force majeure following supply disruptions. However, DRDGOLD had proactively implemented mitigation measures, including the commissioning of a briquette plant which solubilises cyanide briquettes to liquid cyanide, which significantly reduced the potential operational impact of the disruption. While these initiatives enhanced supply resilience, any prolonged interruption in cyanide availability, continued supplier capacity constraints, or the need to import material from alternative sources could result in increased costs and, in severe cases, reduced production.
South Africa’s reliance on imported natural gas exposes the country to increasing gas-supply challenges over the next three years underpinned by geopolitical developments, infrastructure constraints, supply-chain disruptions and increasing demand. Reduced availability and higher gas prices may progressively increase operational and cost risk. This risk is further amplified by gas being a key feedstock in the manufacture of sodium cyanide, adding to the risk of cyanide supply challenges as mentioned above.
Geopolitical factors also present material vulnerabilities to supply reliability and logistics, particularly with respect to access to oil.
In early 2026, conflict between the United States and Iran resulted in the closure of the Strait of Hormuz, a critical global oil transit route, causing a significant spike in global energy prices that directly impacted our costs. Although conditions have subsequently improved, geopolitical tensions in the region remain and there can be no assurance that further escalation, disruption to shipping routes or constraints on global energy supply will not occur. Any such developments could cause further significant disruption to global oil and energy markets and our operating costs.
Additionally, the Group’s ability to source certain machinery and products may be impacted by the imposition of protectionist trade measures, including tariffs. From 2025, the United States imposed significant tariffs on a broad range of imported goods, including a 30% tariff on South African exports, raising concerns regarding job losses, rising export costs, and slower economic growth in
South Africa. Although those tariffs have since been reduced following legal challenges in the United States, the tariff landscape continues to evolve and remains highly uncertain. There can be no assurance that additional tariffs introduced by the United States or other jurisdictions will not further disrupt global supply chains or increase the cost of equipment and materials used in our operations.
Any unforeseen shortages or increases in supply costs could negatively impact our profitability and adversely affect our ability to meet project deadlines, due to issues with the availability of supplies, elevated freight costs and above-inflationary increases for capital equipment. Such disruptions could affect operations and production and could ultimately result in a failure to deliver on our business plans.
Underperformance of solar and energy storage infrastructure could increase electricity costs and adversely affect operational performance.
Our mining operations are currently dependent on electricity supplied by Eskom, South Africa’s state-owned utility company, which has historically been unable to meet the energy requirements of the South African economy and has implemented a system of power rationing or load shedding to prevent a complete collapse of the national electricity grid. See “—Power stoppages or shortages or increases in the cost of power could negatively affect our results and financial condition”. To reduce its reliance on
Eskom and reduce its future cost of electricity, Ergo has completed the construction and commissioning of the Solar Power Project
(“Solar Plant”), which comprises a 60 MW solar photovoltaic plant together with an associated 160 MWh battery energy storage system (“BESS”), supplying power to Ergo’s operations and offsetting consumption across multiple Eskom accounts.
Although the Solar Plant and BESS have reduced Ergo's reliance on Eskom and contributed to lower Eskom electricity consumption and costs since commissioning, there is a risk that these facilities will not operate as expected or that they will not achieve their intended performance or efficiency levels as they have been designed to meet certain key performance indicator targets. Any failure of the Solar Plant or BESS to deliver in accordance with such targets, whether due to technical malfunctions, adverse weather conditions, degradation of equipment or other operational factors, may expose Ergo to increased Eskom tariffs and increase its reliance on Eskom's electricity. Any such increase in electricity costs could adversely affect Ergo’s cash position.

DRDGOLD Limited Form 20-F 2026
9
Damage to tailings storage facilities and excessive maintenance and rehabilitation costs could result in lower production and health, safety and environmental liabilities.
Our tailings storage facilities are exposed to numerous risks and events, the occurrence of which may result in the failure, breach or damage of such a facility. These may include sabotage, piping or seepage failures, failure by our employees to adhere to the codes of practice and natural disasters such as excessive rainfall and seismic events, any of which could force us to stop or limit operations. The likelihood and severity of these risks are expected to increase as the effects of climate change intensify. In addition, these tailings storage facilities could overflow or a side wall could collapse jeopardizing the health and safety of our employees and communities living around these facilities and potentially resulting in extensive property and environmental damage.
In the event of damage to, or any failure of, our tailings facilities, we could face legal proceedings (including criminal proceedings and public civil actions) and investigations involving significant damage claims. These actions would likely result in substantial costs and could require significant expenditure to support the recovery of affected regions, communities, people and environmental remediation. The occurrence of any of these risks could adversely affect our operations and this in turn could have a material adverse effect on our business, operating results and financial condition.
Changes in laws and regulations that impose more stringent standards, may also lead to increased capital expenditure to update our tailings storage facilities, expand them in the future or continue to meet existing or more stringent legal (including permit)
requirements.
Due to the nature of our business, our operations face extensive health and safety risks and regulation of those risks.
Gold mining is exposed to numerous risks and events, the occurrence of which may result in the death of, or personal injury, to employees or others. These risks and events include amongst other, severe weather exposures such as heat, rain, flooding, wind and hail storms, ground or slope failures, sink holes, fires, seismic events, dust, silica and other airborne exposures, discharges of toxic gases and other substances including exposure due to the storage and handling of chemical / reagent and other hazardous material as well as radioactivity, exposures due to mobile and heavy mining equipment interactions, noise, vibration and other occupational hygiene exposures, electrical and mechanical hazards and working at heights.
According to section 54 of the Mine, Health and Safety Act of 1996, if an inspector believes that any occurrence, practice or condition at a mine endangers or may endanger the health or safety of any person at the mine, the inspector may give any instruction necessary to protect the health or safety of persons at the mine. These instructions could include the suspension of operations at the whole or part of the mine. Health and safety incidents could lead to mine operations being halted and that will affect production and increase our unit production costs, which could have a material adverse effect on our business, operating results and financial condition.
As with environmental incidents, the occurrence of health and safety risks result in increased regulator and stakeholder scrutiny.
Such scrutiny could increase compliance costs, and lead to enforcement actions or litigation by regulators, affected stakeholders and others which may result in significant fines or liabilities. These risks could adversely affect our operations through revocation of permits and approvals, the imposition of new conditions, and reputational impacts. The occurrence of such risks could have a material adverse effect on our business, operating results and financial condition.
After five years of operating without a fatality, we very sadly lost a colleague at Ergo due to fatal injuries sustained on April 13, 2024 when a side-wall slip at the 5L27 dump impacted the loader he was operating. Subsequent to the fatality, the Group operated fatality-free during FY2025 and FY2026, with several safety metrics improving across both reporting periods. The Group continues to prioritize safety, has strengthened oversight and leadership at all operations, and continues with safety programs and monitoring, although there can be no assurance that these measures will be sufficient to prevent further safety incidents.
The construction and execution of current large projects has also resulted in an increased number of contractors and construction vehicles within existing operating areas. This has elevated the likelihood of safety-related incidents. Notwithstanding intensified scrutiny to promote adherence by operational and project teams to safety protocols and procedures, a safety-related incident could result in stoppage of operations or project works, which could adversely impact production.
Potable water scarcity and increased reliance on secondary water sources may adversely affect our operations and increase costs.
Our operations require substantial volumes of water to transport material from reclamation sites to processing plants, for gold recovery processes within the plants, transferring residual material to the TSF, and for rehabilitation and other activities. Water is therefore a strategic resource that underpins DRDGOLD's ability to sustain production, optimize metallurgical recovery and support future growth. South Africa is one of the world's most water-stressed countries, increasing pressure on national water resources, driven by climate change, aging infrastructure, population growth and challenges in municipal water management which continue to heighten the risk of securing reliable and affordable water supplies. During FY2025, there was an increase in disruptions in water supply by Rand Water (South Africa's largest bulk water utility) to Gauteng residents. While, through our water reticular process, we have progressively diversified our water sources to reduce dependence on potable water, our operations still remain dependent on supplementing water requirements from alternative water sources, including treated acid mine drainage
(“AMD”), which requires ongoing treatment that comes at a cost. At our Far West operations, water supply is supplemented by underground dewatering activities. Changes in future dewatering requirements, water availability and future growth may require increased pumping capacity and associated energy costs, placing additional pressure on operating expenditure over the life of the operation.  The use of secondary water sources including non-potable or contaminated water may expose us to additional regulatory, environmental, operational and health-related risks, and may require costly treatment and monitoring. In addition, the
DWS has indicated its intention to introduce a waste discharge charge system applicable to all waste-related activities with the potential to impact water resources. In June 2024, the DWS published a revised Pricing Strategy for Raw Water Use Charges, with a stated effective date of April 2026. The implementation timeline for this charge system has not yet been confirmed and remains subject to review, with the DWS planning a phased implementation approach with full roll-out targeted by 2030. Once fully implemented, the water discharge charge system may have significant cost implications for our operations.

DRDGOLD Limited Form 20-F 2026
10
Although we continue to research and implement measures to optimize water use and recycling, including in relation to water reticulation systems as well as the re-use of grey or treated water, there can be no assurance that these efforts will be sufficient to secure the quality and quantity of water required for our operations. As part of life-of-mine planning, we continuously assess our water requirements and are developing strategies to secure the appropriate quality and quantity of water over the short- to longer-term.
However, implementing these strategies may be onerous and could significantly increase our operational costs. Any inability to secure a reliable and adequate water supply could disrupt production and adversely affect our business, operating results and financial condition.
A disruption in our information technology systems, including incidents related to cybersecurity, could adversely affect our business operations.
We rely on the accuracy, availability and security of our information technology systems. Despite the measures that we have implemented, including those related to cybersecurity, our systems could be breached or damaged by computer viruses and systems attacks, natural or man-made incidents, disasters or unauthorized physical or electronic access.
Any system failure, accident or security breach could result in business disruption, theft of our intellectual property, trade secrets
(including our proprietary technology), unauthorized access to, or disclosure of, personnel or supplier information, corruption of our data or of our systems, reputational damage or litigation. We may also be required to incur significant cost to protect against or repair the damage caused by these disruptions or security breaches in the future, including, for example, rebuilding internal systems, implementing additional threat protection measures, defending against litigation, responding to regulatory inquiries or actions, paying damages, or taking other remedial steps with respect to third parties.  Refer to "Item 16K. Cybersecurity".
These threats are constantly evolving, including through the use of new technologies such as artificial intelligence and machine learning by threat actors, thereby increasing the difficulty of successfully defending against them or implementing adequate preventative measures and we remain subject to additional known or unknown threats. In some instances, we may be unaware of an incident or its magnitude and effects. We may be susceptible to cyber-attacks, including phishing and ransomware attacks, in the evolving landscape of cybersecurity threats. Cybersecurity attacks have recently become more prevalent in the mining industry, which has increased the likelihood of DRDGOLD being targeted for cybersecurity attacks in the future. An extended failure of critical system components, caused by accidental, or malicious actions, including those resulting from a cybersecurity attack, could result in a significant environmental incident, compromise of employee safety, commercial loss or interruption to operations as well as loss or misappropriation of confidential information, including personal data relating to our current or former employees. Such information could also be made public in a manner that harms DRDGOLD’s reputation and financial results and, particularly in the case of personal data, could lead to regulators imposing significant fines on DRDGOLD.
In addition, from time to time, we implement updates to our information technology systems and software, which can disrupt or shut down our information technology systems. We may also adopt artificial intelligence and other emerging technologies into our information technology systems or mining operations. Such tools may additionally be utilized by our contractors and third parties that we conduct business with. The use of artificial intelligence may not meet the existing and rapidly evolving regulatory standards and could introduce security risks that may expose confidential data, lead to the loss of competitive information and result in operational failures. Although we seek to comply with applicable cybersecurity legislation and regulation, including the South African Cybercrimes
Act and the SEC’s final rules on cybersecurity risk management, strategy, governance, and incident disclosure, there can be no guarantee that these efforts will be sufficient to meet evolving privacy, data protection and cybersecurity requirements. Information technology system disruptions or security breaches, if not appropriately addressed or mitigated, could have a material adverse effect on our operations.
Any interruption in gold production at either of our two mining operations generating cash flows could adversely affect our business operations.
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
Our reclamation sites, plants, pipeline infrastructure and the tailings storage facilities are exposed to numerous risks, including operational down time due to planned or unplanned maintenance and possible load shedding or power dips, adverse weather, destruction of infrastructure, spillages, higher than expected operating costs, or lower than expected production as a result of decreases in extraction efficiencies due to imbalances in the metallurgical process as well as inconsistent volume throughput or other factors. For additional information, see “—Supply shortages and price volatility for key operating materials could adversely affect production and increase operating costs,” “—Power stoppages or shortages or increases in the cost of power could negatively affect our results and financial condition,” and “—Damage to tailings storage facilities and excessive maintenance and rehabilitation costs could result in lower production and health, safety and environmental liabilities.”
FWGR's operations are reliant on access to and use of Sibanye Stillwater Limited’s (“Sibanye-Stillwater”) mining infrastructure, property and related services, including water and electricity supply. FWGR also relies on various rights, permits and licenses held by
Sibanye Gold Proprietary Limited, a wholly owned subsidiary of Sibanye-Stillwater, pursuant to which FWGR operates, pending the transfer to FWGR of such rights, permits and licenses that are transferable. Any disruption in the supply of, or our ability to use and access Sibanye-Stillwater's mining infrastructure, property, related services, rights, permits and licenses, could have an adverse impact on our operations.
Any of the risks above or other interruptions could adversely impact our operations which could have a material adverse effect on our business, operating results and financial condition.

DRDGOLD Limited Form 20-F 2026
11
Changes in the market price for gold and exchange rate fluctuations, both of which have fluctuated widely in the past, affect the profitability of our operations and the cash flows generated by those operations.
Gold produced is sold at a Dollar gold price and spot exchange rate specified in a contract with the South African bullion banks to deliver the gold at a specified settlement date. As we are an unhedged gold producer, our results are fully exposed to fluctuations in the Dollar gold price and spot exchange rate. Most of our production costs are incurred in Rands, while gold is sold in US Dollars and subsequently converted to Rands. Accordingly, our financial and operational results have been, and could in the future be, materially affected by movements in the value of the Rand and the US Dollar gold price. Any sustained decline in the Dollar gold price from current levels and/or any sustained appreciation in the value of the Rand to levels below the cost of production could result in decreased profitability, impairment losses and closure of operations. This could lead to significant costs including the cost of retrenchments and closure costs. We generally do not enter into forward contracts to limit our exposure to fluctuations in the US Dollar gold price or movements in the Rand exchange rate. In circumstances where medium-term debt is raised to fund growth projects, the
Group may enter into price protection arrangements to mitigate consequential liquidity risk. While hedging can provide short-term protection against adverse movements in the gold price or Rand/Dollar exchange rate, it carries the risk of opportunity costs if the gold price rises significantly above the hedged level.
Historically, the price of gold has fluctuated widely and is affected by numerous industry factors over which we have no control including:
•a significant amount of above-ground gold in the world that is used for trading by investors;
•the physical supply of gold from world-wide production and scrap sales, and the purchase, sale or divestment by central banks of their gold holdings;
•the demand for gold for investment purposes, industrial and commercial use, and in the manufacturing of jewelry;
•speculative trading activities in gold;
•the overall level of forward sales by other gold producers;
•the overall level and cost of production of other gold producers;
•international or regional political and economic events or trends;
•actual or threatened protectionist trade policies and tariffs, which may affect global economic conditions, currency values and investor demand for gold;
•actual or threatened tariffs on gold, which could have an adverse effect on the global gold market and gold prices and could increase the cost of selling gold in global markets;
•the strength of the Dollar (the currency in which gold prices generally are quoted) and of other currencies;
•changes in interest rates and financial market expectations regarding the rate of inflation;
•gold hedging and de-hedging by gold producers; and
•actual or expected gold sales by central banks and the International Monetary Fund.
During fiscal year 2026, the gold price traded between a low of approximately US$3,275 per ounce and a high of approximately
US$5,399 per ounce. Investor demand for gold as a safe-haven asset rose markedly during the period, with a number of market dynamics and factors that may have contributed to it, such as the geopolitical conflict in the Middle East, and the associated disruption to global energy markets; escalating trade tensions arising from US tariff policies, which fueled broader economic uncertainty and contributed to a weaker US Dollar; and record levels of accumulation by several central banks. We benefited from the resulting elevated gold prices, which supported our revenue and profitability throughout fiscal year 2026.
The gold price has traded at or near record levels during fiscal year 2026; however, there can be no assurance that such price levels will be sustained. Moreover, while elevated gold prices support our operating performance, they may also give rise to additional risks.
For example, a sustained period of elevated gold prices may increase asset acquisition costs, and investments or acquisitions made on the basis of elevated gold price assumptions may prove unviable if gold prices subsequently decline. In addition, elevated gold price assumptions may give rise to inflated Mineral Reserve and Mineral Resource estimates and life-of-mine plans; if gold prices were subsequently to decline, certain reserves could become uneconomic, potentially resulting in downward revisions to those estimates, reductions in mine life, and impairments of mining assets.
The gold price remained strong and volatile throughout fiscal year 2026, driven by global and domestic factors. At June 30, 2026, the average spot gold price received was approximately US$4,238 per ounce, representing an increase of 50% compared to June 30,
2025 (when the average spot gold price received was approximately US$2,818 per ounce) and an increase of 36% at June 30, 2025 compared to June 30, 2024. Notwithstanding this year-on-year increase, the gold price experienced significant intra-year volatility in response to changing investor sentiment, developments in global trade relations, geopolitical events, and expectations regarding the timing and extent of future US Federal Reserve interest rate adjustments. Additional contributing factors to gold price volatility throughout the period included fluctuations in the US Dollar, inflation expectations, and broader global economic uncertainty.
The Rand/Dollar exchange rate remained volatile throughout fiscal year 2026, driven by global and domestic factors. At June 30,
2026, the Rand traded at R16.39 = US$1.00, strengthening by 8% against the Dollar compared to June 30, 2025 (when the Rand traded at R17.75 = US$1.00) and a 2% strengthening at June 30, 2025 compared to June 30, 2024. This year-on-year appreciation reflected a broadly weaker US Dollar, driven in part by global investor concerns regarding the fiscal and trade impact of US tariff policies, together with improved investor sentiment toward South Africa supported by the narrowing of South Africa’s current account deficit and the continued stability of South Africa’s electricity supply, with Eskom providing stable electricity to the grid throughout fiscal year 2026 (load shedding has been suspended since March 2024, though it may be reinstated at any time).  Notwithstanding this year-on-year appreciation, the Rand experienced significant intra-year volatility, strengthening to approximately R15.73 against the Dollar earlier in the fiscal year before retracing as geopolitical tensions, including disruptions to shipping through the Strait of
Hormuz, contributed to higher energy prices and a partial shift away from emerging market currencies. The Rand subsequently recovered as global risk appetite improved. Additional contributing factors to exchange rate volatility throughout the period included uncertainty around the timing and extent of US Federal Reserve interest rate reductions, US tariff policies and associated trade tensions between the US and China, perceived political and economic instability, and the structurally weak growth of the South African economy.

DRDGOLD Limited Form 20-F 2026
12
Any sustained adverse movement in the US dollar gold price, the Rand/Dollar exchange rate, or any of the other factors described above could reduce our revenue, compress our margins and adversely affect our profitability and cash flows, which could have a material adverse effect on our business, operating results and financial condition.
Depletion of profitable reserves and/or failure to acquire new Mineral Reserves could negatively affect our future cash flows, operating results and financial condition.
New or ongoing exploration programs may be delayed or may not result in new mineral producing operations that will sustain or increase our Mineral Reserves. A failure to acquire new quality Mineral Reserves with reasonable prospects for economic extraction to maintain or grow the current levels will negatively affect our future cash flow, operating results and financial condition and may have a material adverse effect on the future viability of our operations. This is particularly relevant to the RTSF, which has been designed to hold more than current reserve levels at FWGR. See “—We may be unable to make desirable acquisitions or to integrate successfully any businesses we acquire, including the development of Phase 2 of the FWGR assets acquired from Sibanye-Stillwater.”
At the same time Mineral Reserves that are depleted without replacement will result in a gradual decline in our life-of-mine (“LoM”)
and long-term sustainability. If we are unable to identify Mineral Reserves while maintaining sufficient controls on production and other costs, this will have a material effect on the future viability of our operations.
We may be unable to make desirable acquisitions or to integrate successfully any businesses we acquire, including the development of Phase 2 of the FWGR assets acquired from Sibanye-Stillwater.
Our future success may depend in part on the acquisition of businesses or technologies intended to complement, enhance or expand our current business or products or that might otherwise offer us growth opportunities. Our ability to complete such transactions may be hindered by a number of factors, including difficulties in identifying suitable acquisition targets, obtaining necessary financing and potential difficulties in obtaining required government approvals. Any acquisitions we make could fail to achieve our financial or strategic objectives or disrupt our ongoing business, which could adversely impact our results of operations.
Any acquisition we make could also pose risks related to the integration of the new business or technology with our business and organization. For example, the integration of the FWGR assets, acquired from Sibanye-Stillwater in 2018, remains ongoing. The development of Phase 2 of the FWGR assets, which comprises a number of significant capital projects, forms a key component of that integration, and failure to execute Phase 2 successfully would adversely affect our ability to realize the full anticipated benefits of this acquisition. See “—Our large projects are subject to scheduling delays and cost overruns, and we may face constraints in financing our current operations or any future projects, which could render our projects unviable or less profitable than planned.” We cannot be certain that we will be able to achieve the benefits we expect from a particular acquisition or investment. Acquisitions may also strain our managerial and operational resources, as the challenge of managing new operations may divert our management from day-to-
day operations of our existing business. Furthermore, we may have difficulty integrating employees, business systems, and technology. The controls, processes and procedures of acquired businesses may also not adequately ensure compliance with laws and regulations, and we may fail to identify compliance issues or liabilities. Our business, financial condition and results of operations may be materially and adversely affected if we fail to coordinate our resources effectively to manage both our existing operations and any businesses we acquire.  Acquisitions can also result in unforeseen liabilities.
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
Management’s estimates on future cash flows are subject to risks and uncertainties, such as the Rand gold price, production volumes, recovered grades and costs. See “—Changes in the market price for gold and exchange rate fluctuations, both of which have fluctuated widely in the past, affect the profitability of our operations and the cash flows generated by those operations,” “—An increase in production costs could have an adverse effect on our results of operation,” and “—Our large projects are subject to scheduling delays and cost overruns, and we may face constraints in financing our current operations or any future projects, which could render our projects unviable or less profitable than planned.” The Group is currently investing significant capital in the execution of several major projects. If we are unable to meet our cash requirements out of cash flows generated from our operations, we would need to fund our cash requirements from financing sources and any such financing may not be permitted under the terms of our financing arrangements or may not be possible on attractive terms or at all due to rising interest rates, or may not be available on acceptable terms, or at all. If we do not generate sufficient cash flows or have access to adequate financing, our ability to respond to changing business and economic conditions, make future acquisitions, react to adverse operating results, meet our debt service obligations and fund required capital expenditures or meet our working capital requirements may be adversely affected.

DRDGOLD Limited Form 20-F 2026
13
An increase in production costs could have an adverse effect on our results of operations.
An increase in our production costs could adversely affect our results of operations. Production costs are affected by, inter alia:
•rising global and national inflation;
•labor stability, productivity and increases in labor costs;
•increases in reagents and nature of material reclaimed;
•increases in electricity and water prices;
•increases in crude oil and steel prices;
•increases in security measures to protect our employees and infrastructure;
•changes in law and regulation;
•unforeseen changes in ore grades and recoveries;
•unexpected changes in the quality or quantity of reserves;
•technical production issues;
•availability and cost of smelting and refining arrangements;
•environmental and industrial accidents;
•gold theft;
•shortages or availability of materials used in production;
•environmental factors; and
•pollution.
Our production costs consist mainly of materials including reagents and steel, labor, electricity, specialized service providers, machine hire, security, water, fuels, lubricants and other oil and petroleum-based products. Production costs have in the past, and could in the future, increase at rates in excess of the South African annual inflation rate and impact our results of operations and, in certain cases, result in the restructuring of these operations at substantial cost. The availability and cost of certain of these inputs may also be subject to supply chain disruptions, geopolitical developments, or other external factors beyond our control. See “—Supply shortages and price volatility for key operating materials could adversely affect production and increase operating costs.”
Labor costs represent a significant component of our production costs, and labor-related developments, including wage negotiations and workforce disputes, could adversely affect our cost base and operations. A four-year wage agreement was reached with organized labor at FWGR in November 2024, and a five-year wage agreement was reached with organized labor at Ergo beginning
February 2026. There can be no assurance that wage-related disputes will not arise or escalate into industrial action, including potential labor strikes. Such developments could significantly disrupt operations and pose safety risks to employees. See “—Labor disputes and changes in South African labor legislation could adversely affect our operations, operating results and financial condition.”
Increases in production costs, if material, could adversely impact our results of operations.  In addition, any initiatives that we pursue to reduce costs, such as reducing our reliance on Eskom’s grid through self-generation of power, for example through the Solar Plant at Ergo, reducing our labor force, a reduction of the corporate overhead, negotiating lower price increases for consumables and cost controls may not be successful or sufficient to offset the increases affecting our operations, which could adversely affect our business, operating results and financial condition.
Our operations are subject to extensive environmental regulations which could impose significant costs and liabilities.
Our operations are subject to increasingly extensive national, provincial and local laws and regulations governing environmental protection, which regulate, among other things, air and water quality, hazardous waste management and environmental rehabilitation and reclamation. See “—Government policies in South Africa may adversely impact our operations and profits related to financial provisioning for rehabilitation” and “Item 4.D. Business overview—Governmental regulations and their effects on our business—
Environmental Regulation.” Our mining and related activities have the potential to impact the environment, including land, water resources, habitats, and areas surrounding our operations, including through dust generation, water use and the management of tailings facilities. More complex and stringent environmental regulations could increase our compliance costs and capital expenditure requirements, and may subject us to heightened regulatory and stakeholder scrutiny. Failure to comply with environmental laws or delays in obtaining, or failures to obtain government permits and approvals, or the imposition of additional conditions on permits or approvals may adversely impact our operations and may open us to enforcement actions and potential litigation. In addition, the regulatory environment in which we operate could change in ways that could substantially increase costs of compliance, resulting in a material adverse effect on our profitability.
Regulators may intensify their enforcement of applicable environmental laws and permitting requirements. Enforcement activities may cause our operations to cease or to be suspended and may require us to undertake corrective measures that require additional capital expenditure. We have also been, and may in the future be, subject to litigation and other costs as well, as actions by authorities, affected stakeholders, non-governmental organizations and public bodies relating to environmental matters. These claims and actions can result in significant liabilities, penalties and fines which can adversely affect our business, operating results, and financial condition.
We have incurred, and expect to incur in the future, expenditures to comply with these environmental laws and regulations. We have estimated our aggregate group Provision for Environmental Rehabilitation at a net present value of R721.4 million which is included in our statement of financial position as at June 30, 2026. For further detail, see “Item 18. Financial Statements—Note 10—Provision for
environmental rehabilitation.” However, the ultimate amount of rehabilitation costs may in the future exceed the current estimates due to factors beyond our control, such as changing legislation, higher than expected cost increases, or unidentified rehabilitation costs.
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

DRDGOLD Limited Form 20-F 2026
14
Beyond compliance with local laws and regulations, our operations are also increasingly subject to stakeholder expectations concerning the application of international environmental, and health and safety, and social standards. These include the International
Performance Corporation ("IPC") Performance Standards, World Gold Council guidelines, World Bank guidelines, and other applicable voluntary frameworks. The application of these standards may similarly increase the cost of compliance, while the failure to adhere to such standards could result in reputational damage and adversely affect our operations.
We may be subject to losses for which we are uninsured or underinsured, which could adversely affect our cash flows and profitability.
The nature of our operations exposes us to liability for pollution, environmental damage and other operational hazards against which adequate insurance coverage may not be available in the market or may not otherwise be maintained, including in respect of past mining activities. Our existing property, business interruption and other insurance is subject to exclusions and limitations that may leave certain losses not fully covered. The insured value for property and loss of profits due to business interruption is R27.8 billion, with a total loss limit of R3.5 billion for Ergo and R1.25 billion for FWGR for fiscal year 2026. Business interruption coverage commences from the time the loss occurs with a maximum indemnity period of 12 months and is subject to time and amount deductibles that vary between coverage categories. To cover legal liability to third parties for damage, injury, illness or death, a total of
R1 billion insurance cover is in place for the 2026 fiscal year, subject to certain exclusions and limitations on coverage. There can be no assurance that upon renewal of our insurance policies, equivalent coverage will be available in future periods on commercially acceptable terms, or at all.
Our insurance coverage may be insufficient to cover the full extent of claims brought against us. These include claims arising from environmental, industrial or pollution-related accidents or damage, the failure, breach, overflow or other incident involving our tailings storage facilities, or business interruption resulting from electricity supply failures or interruptions, for which coverage is not available.
Such events could result in significant remediation costs, property damage, operational disruptions, regulatory penalties and third-
party claims for injury, loss of life or environmental harm. Our insurance policies also contain exclusions for losses arising from infectious diseases or pandemics, meaning that any business interruption caused by such an event may not be covered and could result in loss of revenue. If we are required to meet the costs of claims or losses that exceed our insurance coverage, this could have a material adverse effect on our business, operating results and financial condition.
If we are unable to attract and retain key personnel, our business could be adversely affected.
The success of our business will depend, in large part, upon the skills and efforts of a small group of management and technical personnel including the positions of Chief Executive Officer and Chief Financial Officer. The loss of any of our key personnel could delay the execution of our business plans, which could result in decreased production, increased costs and decreased profitability.
For example, the former Chief Financial Officer vacated his position during fiscal year 2026, and while there was sufficient succession planning in place, there is no guarantee that future departures will not disrupt the business. In addition, we do not maintain “key man”
life insurance policies on any members of our executive team.
The ability to retain and attract key personnel is further challenged by competition for skilled personnel. We compete with mining and other companies on a global basis to attract and retain key human resources at all levels with appropriate technical skills and operating and managerial experience necessary to operate the business. Our ability to retain and attract such personnel depends in part on our ability to offer competitive compensation arrangements and other benefits. Any failure to attract or retain key personnel could have a material adverse effect on our business, operating results and financial condition.
Failure of technologies designed to improve extraction efficiencies and operational performance.
The low-grade nature of our resource requires economies of scale, mechanized mining and high levels of plant extraction efficiency, supported by accurate analysis and disciplined capital investment. Our operations are also reliant on scarce environmental resources, including energy and water. We therefore continue to assess and deploy technologies that can improve gold recoveries and profitability by increasing extraction efficiency, reducing potable water consumption, increasing the use of renewable energy and improving the efficient use of machinery and equipment across our operations.
This often requires capital investment. For example, we have previously invested in the central water facility, Rondebult waste water plant, and the solar power plant and battery energy storage system at Ergo. Although extensive care, feasibility studies and test work are performed to assess the suitability of technologies before implementation, there is no guarantee that these technologies will perform as intended. They may also become less effective or redundant over time as new technological advances emerge.
In the current year, capital was approved for the construction of an up-flow reactor ("UFR") at the DP2 plant, following promising test work that indicated the potential to improve gold recovery efficiency. Although extensive test work has been performed, there remains a risk that the UFR may not perform as expected once implemented.
Risks related to the gold mining industry
A change in the Dollar price of gold, which in the past has fluctuated widely, is beyond our control.
For a discussion of the combined impact of gold price fluctuations and Rand/Dollar exchange rate movements on the gold mining industry and our business, operating results and financial condition, see “—Changes in the market price for gold and exchange rate fluctuations, both of which have fluctuated widely in the past, affect the profitability of our operations and the cash flows generated by those operations.”
The exploration of mineral properties is highly speculative in nature, involves substantial expenditures, and is frequently unproductive.
Exploration is highly speculative in nature and requires substantial expenditure for drilling, sampling and analysis of ore bodies to quantify the extent of gold reserves. There can be no assurance that our gold exploration programs will result in the discovery of commercially viable mineralization, or that any mineralization discovered will be of sufficient quantity or quality to be mined profitably. If we discover a viable deposit, it usually takes several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change.

DRDGOLD Limited Form 20-F 2026
15
Moreover, we rely on the evaluations of professional geologists, geophysicists, and engineers for estimates in determining whether to commence or continue mining. These estimates generally rely on scientific and economic assumptions, which in some instances may not be correct, and could result in the expenditure of substantial amounts of money on a deposit before it can be determined with any degree of accuracy whether the deposit contains economically recoverable mineralization. In addition, uncertainties as to metallurgical recovery rates may mean that processing a deposit is not economically warranted on the basis of available technology.
Our business focuses mainly on the extraction of gold from tailings, which is a volume-driven process. Accordingly, our future growth and profitability will depend, in part, on our ability to identify and acquire additional mineral rights and gold reserves, and on the costs and results of our continued exploration and development programs. Only deposits of significant size within proximity of services and infrastructure that contain adequate gold content to justify the significant capital investment associated with plant, reclamation and deposition infrastructure are suitable for exploitation within our business model. There is a limited supply of these deposits, which may constrain our exploration and development, especially in a declining gold price environment that may occur in future.
Because of these uncertainties, we may not successfully acquire additional mineral rights or identify new Proven and Probable Mineral
Reserves in sufficient quantities to justify commercial production at any given operations. The costs incurred on exploration activities that do not identify commercially exploitable reserves of gold are unlikely to be recovered and are therefore likely to be impaired.
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
Estimates of Mineral Reserves and Mineral Resources are based on various estimates including drilling results and because unforeseen conditions may occur in these historical mine tailings that may not have been identified by the drilling results and other information, the actual results may vary from the initial estimates. Should we encounter mineralization or formations different from those predicted by past drilling, sampling and similar examinations, reserve estimates may have to be adjusted and mining plans may have to be altered in a way that might ultimately cause our reserve estimates to decline. Moreover, if the Rand price of gold declines, or stabilizes at a price that is lower than our cost of production, or those assumed in our mining plans, or if our labor, specialized services providers, water, steel, electricity and other production costs increase or recovery rates decrease, it may become uneconomical to recover Mineral Reserves and Mineral Resources, particularly those containing relatively lower grades of mineralization. See “—A change in the Dollar price of gold, which in the past has fluctuated widely, is beyond our control,” and “—An increase in production costs could have an adverse effect on our results of operations.” Under these circumstances, we would be required to re-evaluate our
Mineral Reserves and Mineral Resources. Short-term operating factors relating to the ability to reclaim our Mineral Reserves, at the required rate, such as an interruption or reduction in the supply of electricity, limited deposition capacity or a shortage of water may have the effect that we are unable to achieve critical mass, which may render the recovery of Mineral Reserve, or parts of the Mineral
Reserve no longer feasible, which could negatively affect production rate and costs and decrease our profitability during any given period. These factors have in the past and could in the future result in reductions in our Mineral Reserves and Mineral Resources estimates and as a result, our production, which could in turn adversely impact the total value of our mining asset base and our business, operating results and financial condition.
Our gold mining operations are subject to numerous operational risks and hazards that could have an adverse effect on our business.
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
•decreased labor productivity due to labor disruptions, work stoppages, slowdowns, strikes or disease;
•unexpected decline of ore grade;
•metallurgical conditions or lower than expected gold recovery;
•failure of unproven or evolving technologies;
•mechanical failure or breakdowns and aging infrastructure;
•energy and electrical power supply interruptions;
•limited availability of, or disruptions to water supply;
•injuries to employees or fatalities arising from occupational accidents and safety incidents, including falls from heights, accidents involving mobile machinery, electrocution, and other workplace hazards;
•activities of illegal or artisanal miners;
•material and equipment availability;
•legal and regulatory restrictions and changes to such restrictions;
•social or community disputes or interventions;
•accidents caused by the collapse of tailings storage facilities;
•pipeline failures and spillages;
•safety-related stoppages; and
•corruption, fraud and theft including gold bullion theft.
The occurrence of any of these risks or hazards could delay production, increase production costs, reduce earnings or result in losses, and may result in significant legal claims, which could adversely impact our business, operating results and financial condition.

DRDGOLD Limited Form 20-F 2026
16
Risks related to doing business in South Africa
Political or economic instability in South Africa may reduce our production and profitability.
We are incorporated in South Africa, where all of our operations are located. Large parts of our operations are situated in urban areas where most of the communities that live near our facilities face significant poverty and socio-economic challenges. Political and economic risks relating to South Africa which have escalated in recent years and could have a significant effect on our production and profitability. Large parts of the South African population are unemployed and do not have access to adequate education, health care, housing and other services, including water and electricity. Government policies aimed at alleviating and redressing historical inequalities, including transformation and empowerment policies, may increase our costs and reduce our profitability. Elevated crime levels expose us to an increased frequency and severity of security issues that may disrupt business operations. These factors may impede foreign direct investment into South Africa and increase emigration of skilled workers; as a result, we may have difficulties retaining qualified employees.
The sustained high unemployment rate, rising inequality and elevated crime levels have increased the risk of social unrest, such as protests and conflict, in our surrounding communities. There is also a growing hostile sentiment toward foreign nationals with anti-
immigrations movements increasing staging demonstrations and protests at major urban hubs which intensified in the third quarter of the calendar year. Persistent failures of service delivery, political instability, and insufficient progress in addressing unemployment, particularly among the youth, have deepened community frustration and heightened the potential for violent protests and strikes that could cause damage to property, harm to employees and disrupt our operations. A prolonged economic downturn could result in an extended period of high unemployment, further exacerbating anti-mining sentiments in South Africa. Poor service delivery by local government has caused communities to direct expectations toward the private sector for the provision of essential services and broader social support and assistance. Poverty and high levels of unemployment have led to demands to participate in, and benefit from, the economic activities of our business. Failure to adequately respond to those expectations could result in miscommunication, misaligned expectations and loss of trust that in turn could threaten our social license to operate.
Notwithstanding recent positive developments in South Africa following the formation of the Government of National Unity (“GNU”)
after the 2024 elections, including a sustained reduction in power outages, an improvement in South Africa’s credit outlook, and the removal of South Africa from the Financial Action Task Force grey list in October 2025, operating within the South African context remains challenging. Recent sovereign rating updates have affirmed a stable to positive outlook, but indicated that any further upward revisions will depend on sustained economic growth and fiscal discipline. Ongoing tensions within the GNU coalition contribute to unpredictable policy and regulatory changes, and sustained challenges relating to corruption, systemic failures, public infrastructure deterioration and poor service delivery continue to erode public trust and heighten social tensions.
The overall state of South African municipalities has deteriorated significantly with many municipalities, including those of our operations, unable to provide reliable basic services, maintain financial stability, pay amounts due to Eskom or maintain and develop critical infrastructure. This has led to increasing water outages, electricity substation failures, and deteriorating roads and other infrastructure, political disruption and delays in obtaining permits required to do business such as zoning and land use approval, business licenses, wayleaves and permits. Municipal permits are particularly important for our business given our extensive footprint and need to integrate our assets through pipeline routes, which are at times subject to municipal approval.
South Africa is expected to hold municipal elections in 2026, which may result in changes to local government leadership, policy priorities and administrative processes. Election periods may create uncertainty regarding municipal governance, service delivery and infrastructure planning, particularly in municipalities that are already experiencing operational and financial challenges. Changes in municipal administrations or priorities, together with potential election-related protests, disputes or disruptions, could delay approvals, permits, zoning and land-use decisions, and other municipal processes on which we depend. Any deterioration in municipal governance or service delivery following the elections could adversely affect our operations, increase costs and delay the execution of strategic projects.
Uncertainty within South Africa's political and economic context may adversely affect business and investor confidence. In addition, heightened scrutiny of government performance and state accountability, including through ongoing governance and anti-corruption inquiries and processes, has contributed to policy uncertainty, regulatory shifts, and unpredictable community responses.
These factors, individually and collectively, contribute to sustained uncertainty within the South African political and economic environment and may negatively impact our ability to operate efficiently or otherwise increase our costs of compliance and execution, which could adversely impact our business, operating results and financial condition.
High inflation may have a material adverse effect on our business, operating results and financial condition.
The inflation rate in South Africa is relatively high compared to developed, industrialized countries, although many countries around the world are currently facing inflation challenges. As of June 30, 2026, the annual Consumer Price Inflation Index (“CPI”), stood at
5.0% compared to 3.5% in June 30, 2025 and 5.1% in June 30, 2024. Inflation in South Africa generally results in an increase in our
Rand operational costs. Higher and sustained inflation in the future, with a consequent increase in operational costs could have a material adverse effect on our results of operations and our financial condition and could result in operations being discontinued or reduced or rationalized, which could reduce our profitability.
Inflation in the gold mining sector tends to exceed general inflation, primarily due to increases in electricity, reagent, labor costs and most recently diesel cost. The impact of these cost pressures is reflected in DRDGOLD's cash cost, which increased by 7.8% in fiscal year 2026 (fiscal year 2025: 4.3% and fiscal year 2024: 13.7%), although this was also influenced by the volume of tonnages processed, nature of material processed and increased trucking activities at Ergo. Higher and sustained inflation in the future, with a consequent increase in operational costs could have a material adverse effect on our results of operations and our financial condition and could result in operations being discontinued or reduced or rationalized, which could reduce our profitability.

DRDGOLD Limited Form 20-F 2026
17
The treatment of occupational health diseases and the potential liabilities related to occupational health diseases may have an adverse effect on our operating results and financial condition.
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
On May 3, 2018, the Applicants and Anglo American South Africa Limited, AngloGold Ashanti Limited, Sibanye Gold Proprietary
Limited a wholly owned subsidiary of Sibanye Stillwater Limited, Harmony Gold Mining Company Limited, Gold Fields Limited, African
Rainbow Minerals Limited and certain of their affiliates (“Settling Companies”) settled the class certification application in which the
Applicants in each sought to certify class actions against gold mining houses cited therein on behalf of mineworkers who had worked for any of the particular respondents and who suffer from any occupational lung disease, including silicosis or tuberculosis.
The DRDGOLD Respondents, are not a party to the settlement between the Applicants and Settling Companies. The dispute, insofar as the class certification application and appeal thereof is concerned, still stands and has not terminated in light of the settlement agreement. For further detail, see "Item 18. Financial Statements - Note 26 – Contingencies”.
An adverse judgment in the claim described above or any other claim could have an adverse impact on our financial condition and operating results and could result in increased regulatory and stakeholder scrutiny which could lead to increased compliance costs.
We have experienced an increase in theft targeting our facilities, which may expose our employees to harm and our operations to disruption and financial loss.
Theft across South Africa’s mining sector continues to escalate, driven by socio-economic pressures. See “—Political or economic instability in South Africa may reduce our production and profitability.” Rising commodity prices, particularly for gold, copper and steel, have made copper cables, pipelines and gold-bearing material increasingly attractive targets for criminal activity. Criminal methods have grown increasingly organized and sophisticated, posing an escalating and evolving threat to our operations and employees.
Our operations have been subject to incidents of theft involving gold-bearing material, copper cables, pipelines and other infrastructure. These incidents have, from time to time, affected operational activities and resulted in losses of material, damage to property or additional costs associated with repairs, replacement and security measures. While we have implemented and continue to enhance security measures to mitigate these risks, there can be no assurance that theft and related incidents will not occur in the future. Any such incidents could result in operational disruptions, increased costs and reduced production.
In addition to the risk to personal safety, cable theft and theft of bolts used for our pipelines have caused power interruptions that result in production losses and additional operational costs. Such incidents have in the past resulted, and may continue to result, in losses of gold or other damage to property or infrastructure, which could have a material adverse effect on our business, operating results and financial condition. We have implemented enhanced security measures in response to these threats, resulting in increased security expenditure; however, there can be no assurance that such incidents will not occur in the future, or that security measures implemented will be effective in preventing theft or mitigating the associated risks to our employees and operations.
Power stoppages or shortages or increases in the cost of power could negatively affect our results and financial condition.
Our mining operations are currently primarily dependent on electrical power supplied by Eskom, South Africa’s state-owned utility company. Electricity makes up approximately 11% of our operating costs. Eskom has in the past been unable to satisfy the energy requirements of the South African economy and implemented a system of power rationing or load shedding to prevent a complete collapse of the national electricity grid. While Eskom’s financial position has shown some improvement in recent periods, significant operational and financial risks remain. It is owed billions of Rands by local municipalities and has also been subject to damage to its supply grid through persistent cable theft. Historically, load shedding posed a threat to our ability to maintain the requisite volume throughput to deliver our business plan, and the steps we were required to take to curtail load, such as intermittently switching off our mills, also impacted recovery efficiencies. The private sector has responded by accelerating private production of renewable power.
Government measures have been slow to advance the liberalization of power generation on a larger scale. Although load shedding remained suspended as of June 30, 2026, South Africa is still exposed to load reduction for the foreseeable future if the required maintenance and renewal of the Eskom power generation fleet does not take place, which will come at a significant cost to end users of Eskom’s electricity. Eskom and the government have introduced a number of initiatives over recent years aimed at improving electricity supply reliability and reducing load shedding, including:
•The implementation of the Energy Action Plan by the President of South Africa;
•The launch of Eskom’s Generation Operational Recovery Plan to improve plant performance and electricity availability;
•Changes in the leadership and governance structures of Eskom;
•National Treasury's debt-relief measures to improve Eskom’s financial sustainability;
•Reduced demand for Eskom-supplied electricity as residential, commercial and industrial consumers increasingly adopt alternative and renewable energy sources;
•The establishment and operationalization of the National Transmission Company South Africa (“NTCSA”) as part of Eskom’s ongoing unbundling process, with responsibility for the national transmission system and electricity market operations;
•Regulatory reforms and incentives that facilitate greater private sector participation in electricity generation; and
•Tax incentives for companies to develop renewable energy projects and reduce reliance on Eskom-generated electricity.

DRDGOLD Limited Form 20-F 2026
18
In 2019, the President of South Africa announced the vertical unbundling of Eskom to improve efficiency, establish an independent transmission system operator and facilitate greater competition in electricity generation. While full state ownership of Eskom will be maintained, the unbundling process is expected to result in the separation of Eskom’s generation, transmission and distribution functions into distinct entities and may require further legislative and policy reforms. The unbundling process remains ongoing with significant progress made through the operationalization of NTCSA. In March 2024, the National Energy Regulator of South Africa
(“NERSA”) approved Eskom’s request to transfer responsibility for independent power producer ("IPP") agreements to NTCSA. The reforms are intended to support increased participation by IPPs, improve competition within the electricity market and enhance long-
term electricity security. However, the transition remains complex and there can be no assurance that the anticipated benefits of the unbundling process will be realized or that electricity prices will remain stable.
Eskom’s coal-fired power stations experienced significant operational challenges for several years, resulting in national rotational power cuts (load shedding) being implemented across South Africa. However, following substantial improvements in plant performance, increased generation availability, reduced unplanned outages and the addition of generation capacity, load shedding has remained suspended since March 2024. While the stability of electricity supply has improved significantly, there can be no assurance that load shedding will not resume in the future should operational, infrastructure, fuel supply, maintenance or demand-
related challenges arise. In addition, Eskom continues to seek tariff increases to strengthen its financial position. Any deterioration in electricity supply reliability or further above-inflation electricity tariff increases could adversely affect our business, operating results and financial condition.
Eskom reported a pre-tax profit for the year ended March 31, 2025, its first pre-tax profit in eight years, driven by reduced load shedding, improvements in its Energy Availability Factor, lower diesel consumption and the addition of new generating capacity.
These operational improvements continued through fiscal year 2026 and contributed to a more stable electricity supply environment.
Nevertheless, Eskom remains exposed to significant operational, financial, regulatory and infrastructure-related risks, and there can be no assurance that recent improvements will be sustained. Any deterioration in Eskom’s financial condition or operating performance may negatively affect electricity supply reliability, increase electricity tariffs and adversely impact our operations.
NERSA approved Eskom annual tariff increases of 12.74% effective April 1, 2025, significantly above the South African CPI. NERSA has approved further annual increases of 8.76% from April 1, 2026 and 8.83% from April 1, 2027. Eskom tariff increases may increase our operating costs and have an adverse effect on profitability.
The security of future power supply and the cost of that supply remains a risk and may have major implications for our operations, which may result in significant production losses.
Ergo has completed the construction and commissioning of a Solar Power plant and BESS, with the aim of reducing its reliance on
Eskom and lowering its future cost of electricity. Although dependence on Eskom has decreased, it is not eliminated as Eskom power is still used during off-peak periods to power the operations and charge the BESS. See “—Underperformance of Ergo’s solar and energy storage infrastructure could increase electricity costs and adversely affect Ergo’s operational performance”.
Ergo is also currently disputing the electricity tariff charged by Ekurhuleni Metropolitan Municipality. Over the past several years, the municipality has charged Ergo for the electricity it drew from the Ergo Central Substation, prior to commissioning of the Solar plant and
BESS. However, Ergo contends that only Eskom may legitimately charge for the electricity drawn and consumed. Ergo has instituted legal proceedings by way of an application and since then, the municipality has issued two summonses. Ergo has made payments under protest and without prejudice or admission of liability. The outcome of Ergo's application remains uncertain and could have a material adverse effect on our business, operating results and financial condition. For further information, see “Item 18. Financial
Statements—Note 24— Payments Made Under Protest.”
Risks related to ESG performance including climate change
We may not be able to meet increasing environmental, social and corporate governance expectations.
Increased scrutiny and expectations from stakeholders, including governments, non-governmental organizations (“NGOs”), shareholders, investors, communities and other interested parties, regarding our Environmental, Social, and Governance (“ESG”)
performance and practices, together with growing reporting requirements, may expose us to additional costs and potential penalties for non-compliance with applicable ESG reporting and regulatory standards.
ESG-related risks to which we are exposed include: physical and transition risks related to climate change; non-compliance with environmental legislation and applicable industry practices; soil and water contamination; radiation; noise; water availability and efficient use of water; energy efficiency and decarbonization; pollution and inappropriate waste management; occupational health and safety risks; compromised employee health and mental health; diversity and inclusion; heightened community expectations and concerns; complexity of legal and regulatory compliance obligations; supply chain risks; and tailings management risks, among others. These risks are compounded by new national and international laws and regulations, increased public concern and pressure from advocacy groups, regulators and investors for companies to address and report on the impact of climate change. The need to adapt or transition in response to climate change, including complying with new regulations and responding to increased stakeholder expectations, could result in higher compliance and operating costs and could have further effects on production costs and capacity.
Furthermore, there can be no assurance that measures we implement to adapt to, or transition in response to, climate change will be sufficient to mitigate the associated risks to our operations. Failure to manage these ESG risks, achieve our ESG performance targets, or adopt adequate transition measures could reduce investor confidence, harm our reputation, and have a material adverse effect on our business, operating results and financial condition.

DRDGOLD Limited Form 20-F 2026
19
Climate change may present physical risks to our operations, including extreme weather events and flooding.
As a result of climate change, our operations are exposed to severe weather events that have in the past and could in the future interrupt production and our supply chain. Loss of human life, and major property, infrastructure or environmental damage, could be caused by extreme weather events such as droughts, heatwaves, extreme rainfall and strong winds, the frequency, duration and intensity of which are increasing. Specifically, we have experienced an increase in intensity of climate events, such as thunderstorms on the Highveld, where our operations are situated. The long-term upward trend in global temperature is associated with an increase in the magnitude and frequency of severe weather events globally. During fiscal year 2025 and 2026, unprecedented heavy and persistent rainfall caused delays in the construction of the RTSF. Tonnages were also lower at Ergo due to restricted access to certain sites which affected the desired blend of reclamation material and ultimately impacted gold production.
Severe thunderstorms and high winds, especially during the summer rainy season, may also cause damage to operational infrastructure, which could, in turn, interrupt gold production. Strong wind in particular may also increase dust exceedances
(exceedances of applicable dust emission limits) throughout our operations, causing air pollution. Such incidents and other weather events may damage our facilities and infrastructure or disrupt water management systems, resulting in water shortages which can impact our operations and cause the interruption of deposition and gold production until such infrastructure is repaired or alternative deposition capacity is made available.
The occurrence of these risks and events may result in adverse impacts on our workforce, production interruptions, increased operational costs associated with mitigation measures, power and supply chain disruptions, project delays and higher production costs. These factors could have a material adverse effect on our business, operating results and financial condition.
Water scarcity, which may be exacerbated by climate change, and could adversely affect our operations.
South Africa is a relatively dry and water-stressed country, and these conditions may deteriorate as a result of climate change. South
Africa faces water shortages, which may lead to rationing or increased water costs across several sectors of the South African economy. Such changes could adversely impact our surface retreatment operations, which use water to transport slimes or sand from reclaimed areas to the processing plant and to our tailings facilities. Additionally, in Johannesburg and surrounding areas, water supply infrastructure is poorly maintained, leading to interruptions in water supply that could further disrupt our operations.
Water is a critical resource in our operations and the Group continues to invest in infrastructure and operational initiatives aimed at maximizing water reuse and reducing reliance on external water sources. DRDGOLD operates largely within a closed water circuit, whereby water recovered during processing and deposition activities is recycled and reused throughout the production process. This approach reduces freshwater demand, supports environmental stewardship and enhances operational resilience in water-
constrained environments. Notwithstanding these initiatives, the availability and quality of water resources remain subject to regulatory, environmental and infrastructure-related challenges, and any significant disruption to water supply or recycling systems could adversely affect production, operating costs and results of operations.
Furthermore, our surface retreatment operations rely on third-party service providers for the supply and treatment of water required for production. FWGR relies on Sibanye-Stillwater to pump and supply underground mine water for its operations. Ergo relies on the
Trans-Caledon Tunnel Authority ("TCTA") for the supply of AMD water. Any interruption in these services could materially disrupt our operations and affect production. In addition, AMD water requires significant treatment to meet operational standards, resulting in additional treatment costs.
Any reduction in the volume or quality of water available to our operations may adversely impact production output, which could, in turn, have a material adverse effect on our business, operating results and financial condition.
Risks related to government regulation
Changes in government policies or the regulatory environment in South Africa may adversely impact our operations and profitability.
The mining industry in South Africa is extensively regulated through legislation and regulations promulgated by government departments and regulatory bodies. These regulatory requirements govern areas including health and safety, water usage, the exploration and mining of minerals, and environmental management. A variety of permits, regulatory approvals and authorizations are required to mine lawfully, and the Government enforces its regulations through the various government departments. A lack of communication between government departments and regulatory bodies, together with under-resourced regulators, continues to present challenges that may increase compliance costs and the time required to obtain permits. The formulation or implementation of government policies may be discretionary and unpredictable on certain issues, including changes in conditions for the issuance of licenses relating to labor plans, workplace transformation and Black Economic Empowerment ("BEE") requirements,  laws relating to mineral rights, ownership of mining assets and the rights to prospect and mine, additional taxes on the mining industry and in extreme cases, nationalization. Changes in regulatory or government policies could adversely affect our business and may result in increased project costs and potential delays. Complexity, uncertainty and regulatory changes continue to characterize the South African regulatory environment, and changes that are adverse to business and growth may result in increased project costs and potential delays.
On May 20, 2025, the draft MPRD Bill (“MPRD Bill”) was gazetted for public comment. Amongst the many concerning changes that are proposed, two are of particular concern, namely the proposed re-classification of mine residue stockpiles as minerals, and the introduction of a requirement of a mining right to reclaim minerals from such stockpiles, as well as changes to the Broad-Based Black
Economic Empowerment (“B-BBBEE”) and transformation regime. The other notable concern with respect to the MPRD Bill relates to suggested ‘Beneficiation’.

DRDGOLD Limited Form 20-F 2026
20
Requirement of a mining right
DRDGOLD’s operations involve the reclamation and retreatment of privately owned, movable historic mine residue stockpiles —
principally tailings and slimes dams created before the commencement of the MPRDA — rather than the extraction of naturally occurring in situ mineral deposits.  Currently, and as a general proposition in the mining industry, the processing of historic mine residue stockpiles does not constitute “mining” for the purposes of the MPRDA. Movable tailings dumps created before May 1, 2004, when the MPRDA became effective, and which are classified as ‘historic mine residue stockpiles’, are not subject to the MPRDA and can be processed without a mining right. If the MPRD Bill is enacted in its proposed format and these stockpiles are reclassified as minerals, it may significantly affect the economics of reclaiming them depending on the conditions imposed by the State for the issuance of a mining license to process these movable tailings dumps. It may similarly also impact our provision for rehabilitation and mine closure, inasmuch as the removal of such residue stockpiles form part of an Environmental Management Program.
BEE and transformation regime
Currently, compliance with BEE requirements when applying for a Prospecting Right takes the form of the Minister having a discretion to require such compliance under section 17(4) of the MPRD Act. The MPRD Bill proposes changes to the BEE and transformation imperatives to those which currently apply to the Mining Industry. The MPRD Bill amends the definition of “this Act” to include “the
Codes of Good Practice for the South African Minerals Industry and Housing and Living Conditions Standards for the Minerals
Industry”, gazetted on April 29, 2009 (“Codes”), which are currently unenforceable. The MPRD Bill however makes these Codes enforceable legislation. The current version of the Codes conflict with the transformation imperatives in the remainder of the MPRD Bill and it is logical to assume that a new version of the Codes will have to be released when the MPRD Bill becomes effective.
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
We have submitted representations to the office of the Department of Mineral and Petroleum Resources (“DMPR”) (previously the
Department of Mineral Resources and Energy (the “DMRE”) expressing our concerns regarding these proposed amendments. The
Minerals Council of South Africa, which advocates on behalf of mining companies such as DRDGOLD, has also submitted its own representations to the office of the DMPR. However, there can be no assurance that such advocacy efforts will be successful. In addition, although we may challenge any attempts by the State to expropriate or otherwise restrict our ownership or use of movable tailings dumps, there can be no assurance that such challenges would be effective. If the MPRD Bill, or similar amendments, is promulgated into law, it could result in increased regulatory requirements, additional costs and taxes, restrictions on our ability to process tailings or other mineral resources, or potential risks relating to the ownership and use of movable tailings dumps. Any such developments could adversely affect our operations, results and financial condition.
Furthermore, certain regulators are significantly understaffed and under-resourced and not always able to process administrative filings in accordance with prescribed timelines, which could result in delays to our project planning and execution. In 2023 and 2024, this risk materialized when the commissioning of several new reclamation sites was delayed due to backlogs in the Department of
Water and Sanitation's processing of Water Use License applications, leading to shortfalls in planned production. Delays in securing the required regulatory approvals for reclamation sites 4L39 and 5L23 during FY2026 also have resulted in the need for additional material trucking, which, combined with rising fuel prices, had significant impact on operating costs.
Both Ergo and FWGR currently have license and other permit applications pending relating to the commissioning of reclamation sites and TSFs. If these are not processed in time, the projects may experience delays in commissioning, which could result in lower than targeted production.
Mining royalties and other tax reform could have an adverse effect on our business, operating results and financial condition.
The Mineral and Petroleum Resources Royalty Act, No.28 of 2008 and the Mineral and Petroleum Resources Royalty Act
(Administration), No.29 of 2008 govern royalty rates for gold mining in South Africa. These acts provide for the payment of a royalty, calculated through a royalty rate formula (using rates of between 0.5% and 5.0%) applied against gross revenue per year, payable half yearly with a third and final payment thereafter. The royalty is tax deductible and the cost after tax amounts to a rate of between
0.35% and 3.65% at the prevailing marginal tax rates applicable to the taxed entity. The royalty is payable on old unconverted mining rights and new converted mining rights. Based on a legal opinion DRDGOLD obtained, mine dumps created before the enactment of the MPRDA fall outside the ambit of this royalty, and consequently we do not pay any royalty on any dumps created prior to the
MPRDA. If the changes proposed in the Draft Bill are enacted, this dispensation could change and revenue-based royalties could be levied on minerals produced from historic residue stockpiles. This as well as any other adverse future tax reforms could have an adverse effect on our business, operating results and financial condition.
Failure to comply with the requirements of the Broad-Based Socio-Economic Empowerment Charter 2018 could have an adverse effect on our business, operating results and financial condition.
On September 27, 2018, the Broad-Based Socio-Economic Empowerment Charter for the Mining and Minerals Industry, 2018
(“Mining Charter 2018”) was published in Government Gazette No. 41934 of Government Notice No. 639 on September 27, 2018.
Mining Charter 2018 requires, inter alia, an enduring 30% BEE interest in respect of new mining rights. It also has extensive provisions in respect of Historically Disadvantaged Persons (“HDP”) representation at Board and management, as well as provisions relating to local procurement of goods and services. The procurement target of the total spend on services from South African companies has been pegged at 80% (up from 70% in Mining Charter III) and 60% of the aggregate spend thereof must be apportioned to BEE entrepreneurs.
In March 2019, the Mineral Council of South Africa brought an application in the High Court, Pretoria for a judicial review and setting aside of certain provisions in Mining Charter 2018.

DRDGOLD Limited Form 20-F 2026
21
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
In addition, if we are unable to obtain sufficient representation of HDP at the Board level and in management positions or if there are not sufficient succession plans in place, this could have a material adverse effect on our business (including resulting in the imposition of fines and having a negative effect on production levels), operating results and financial position. In relation to this, the mining industry, including DRDGOLD, continues to experience a global shortage of qualified senior management and technically skilled employees. We may be unable to hire or retain appropriate senior management, technically skilled employees or other management personnel, or may have to pay higher levels of remuneration than we currently intend in order to do so. See “—If we are unable to attract and retain key personnel, our business could be adversely affected.”
Also, there is no guarantee that any steps DRDGOLD has already taken or might take in the future will ensure the retention of its existing mining rights, the successful renewal of its existing mining rights, the granting of applications for new mining rights or that the terms of renewals of its mining rights would not be significantly less favorable than the terms of its current mining rights in terms of the current legal dispensation, or any changes that are made to it. Any further adjustment to the ownership structure of DRDGOLD’s South
African mining assets in order to meet the above mentioned requirements could have a material adverse effect on the value of
DRDGOLD’s securities. For further detail, see "Item 4B. Business Overview – Governmental regulations and their effect on our business – The Broad Based Socio-Economic Empowerment Charter."
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
Several further proposed amendments to the FPRs, (“Proposed Amendments”) were subsequently published. On February 1, 2024, the Minister of Forestry, Fisheries and the Environment again amended the transitional period contained in regulation 17B of the FPRs,
2015. The transitional arrangements in regulation 17B of the FPRs allows the holder of a right or permit granted or issued, as the case may be, in accordance with the MPRDA, who applied for such right or permit before November 20, 2015, to continue making financial provision in accordance with regulations 53 and 54 of the regulations published under the MPRDA. Stated differently, a person who applied for a right or permit prior to November 20, 2015, is not yet required to comply with the FPRs. In the previous amendments to regulation 17B of the FPRs, the Minister always specified a date by when the transitional period would expire and when all holders would be required to comply with the FPR. However, the Minister has amended regulation 17B to provide that the transitional period will continue to apply until the Minister publishes a date by when all holders are required to comply with the FPRs.
The Proposed Amendments, in their current form and which are still subject to the approval of the DMPR and Treasury, allow under certain circumstances for the withdrawal against financial provision (which is currently not contemplated in the FPR). It is therefore uncertain whether these provisions relating to withdrawal will remain in their current form, or at all. For further detail, see “Item 4.B.
Business Overview—Governmental regulations and their effect on our business—Financial Provision for Rehabilitation.”
South Africa’s carbon tax regime and ongoing increases in the applicable carbon tax rate could have a direct or indirect material adverse effect on our business, operating results and financial condition.
The Carbon Tax Act (No 15 of 2019) has been in effect in South Africa since June 1, 2019. The Act is based on the polluter-pays principle and is being implemented in phases. The initial plan scheduled the first phase to run from June 1, 2019 to December 31,
2022; however, this period was extended to December 31, 2025. The first phase does not have a material financial impact on the
Group; however, the carbon tax rate has increased by 58% since 2019. For the 2026 tax period, the carbon tax rate will increase from
R236/tCO2e to R308/tCO2e.
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
Phase 2 of the carbon tax began January 2026, with key changes made to the carbon tax regime. For instance, the voluntary carbon budget allowance of 5% fell away, and mandatory carbon budgets, once the regulations are finalized, will be allocated to companies that exceed 30,000tCO2e per annum for listed activities. The carbon tax rate for emissions exceeding the carbon budget has been set at R640/tCO2e. However, this change will not affect the Group, since the Group does not currently emit emissions above the
30,000tCO2e threshold for mandatory carbon budgets.

DRDGOLD Limited Form 20-F 2026
22
Another key change for Phase 2 is the increase of the carbon offset allowance from 5% to 10% for most fugitive and process emissions, and an increase to 15% for fuel combustion emissions.  As it stands, Phase 2 continues to focus on scope 1 emissions, with the National Treasury continuing its commitment to electricity price neutrality until December 31, 2030, to shield consumers from higher electricity costs. However, it remains unclear whether scope 2 emissions will be included in the future, beyond 2030.
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
financial condition.
Regulatory uncertainty regarding the tax treatment of Ergo's capital expenditure on the battery energy storage system could have an adverse effect on the taxation liability of Ergo.
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
Labor disputes and changes in South African labor legislation could adversely affect our operations, operating results and financial condition.
Labor costs are significant for Ergo, constituting 16% of Ergo’s production costs for fiscal year 2026 (2025: 17%). As of June 30, 2026, our Ergo operations provided full-time employment for 635 employees while our main service providers deployed an additional 2,230 employees to our operations, of whom approximately 87% are members of trade unions or employee associations.
Labor costs are significant for FWGR, constituting 17% of FWGR’s production costs for fiscal year 2026 (2025: 18%). As of June 30,
2026, our FWGR operations provided full-time employment for 189 employees while our main service providers deployed an additional 877 employees to our operations, of whom approximately 83% are members of trade unions or employee associations.
We have entered into various agreements regulating wages and working conditions at our operations. A four-year wage agreement was reached with organized labor at FWGR in November 2024, and a five-year wage agreement was reached with organized labor at
Ergo in February 2026.  Unreasonable wage demands could increase production costs to levels where our operations are no longer profitable. This could lead to earlier than planned closure of operations and labor disruptions. We are also susceptible to strikes by workers from time to time, which may result in disruptions to our operations. See “—Labor unrest at or adjacent to our operations, or involving third-party service providers, could disrupt our operations and adversely affect our business.”
In recent years, labor laws in South Africa have changed in ways that significantly affect our operations. In particular, laws that provide for mandatory compensation in the event of termination of employment for operational reasons. In addition, laws imposing large monetary penalties for non-compliance with the administrative and reporting requirements of employment equity and affirmative action policies may result in further material costs. Future South African legislation and regulations relating to labor may further increase our costs or alter the terms and conditions of employment of our workforce. Labor cost increases could have an adverse effect on our business, operating results and financial condition.
Labor unrest at or adjacent to our operations, or involving third-party service providers, could disrupt our operations and adversely affect our business.
Strike action at our operations could disrupt production, affect the execution of operational and growth projects, and increase costs.
For example, during wage negotiations at Ergo in late 2025, the National Union of Mineworkers ("NUM") and the Association of
Mineworkers and Construction Union ("AMCU") issued notice of intended protected strike action relating to unresolved wage and profit-sharing negotiations. Although the planned strike action was subsequently suspended and operations continued uninterrupted, the matter illustrates the potential for labor disputes to arise during collective bargaining processes. Any future labor unrest or industrial action at our operations could result in operational disruptions, reduced productivity, project delays and increased costs, which may adversely affect our business, operating results and financial condition.

DRDGOLD Limited Form 20-F 2026
23
We may also be adversely affected by labor disputes or other significant disruptions involving third-party service providers, which could impact the operation of our facilities. For example, we use a third party service provider for the management of our reclamation sites as well as on our Brakpan TSF and Driefontein 4 TSF. Any labor unrest or other significant issue at this third-party service provider may impact the operation of these facilities. Furthermore, there has been an increase in employees and third-party service providers at FWGR as a result of the Phase 2 expansion project, which is currently fully underway. Any labor unrest or other significant issue involving employees or third-party service providers may delay or disrupt execution of the project in a timely manner and within budget, which could adversely affect our business, operating results and financial condition.
Our financial flexibility could be materially constrained by South African currency restrictions.
South African law provides for exchange control regulations, which, among other things, restrict the export of capital from South
Africa, the Republic of Namibia, and the Kingdoms of Lesotho and Eswatini, known collectively as the Common Monetary Area
(the “CMA”). The Financial Surveillance Department of the South African Reserve Bank ("SARB"), is responsible for the administration of exchange control regulations. In particular, South African resident companies (from an exchange control perspective, being companies incorporated or formed in South Africa or alternatively being listed on a South African exchange):
•are generally not permitted to export capital from South Africa or to hold foreign currency without the approval of the SARB or in certain cases approval by a recognized Authorised Dealer (being certain commercial banks in South Africa to whom authority has been granted under the Currency and Exchanges Manual for Authorised Dealer);
•are generally required to repatriate, to South Africa, profits of foreign operations; and
•are limited in their ability to utilize profits of one foreign business to finance operations of a different foreign business, unless in exceptional circumstances prior approval from the SARB or where relevant the Authorised Dealer is obtained.
While the South African Government has relaxed exchange controls in recent years, South African companies remain subject to restrictions on their ability to deploy capital outside of the CMA and it is difficult to predict whether such relaxation of controls will continue in the future. Exchange control requirements however are dependent on the specific transaction and are not unique to
DRDGOLD, as they apply to all South African residents of the CMA.  As a result, DRDGOLD’s ability to raise and deploy capital outside the CMA is restricted. These restrictions could hinder DRDGOLD’s financial and strategic flexibility, particularly its ability to fund acquisitions, capital expenditures and exploration projects outside South Africa. For further information see "Item 10D. Exchange
Controls".
We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar anti-bribery laws outside of the United States.
The U.S. Foreign Corrupt Practices Act ("FCPA"), and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to government officials or other persons for the purpose of obtaining or retaining business. This includes aggressive investigations and enforcement proceedings by both the U.S. Department of Justice and the SEC, increased enforcement activity by non- U.S. regulators, and increases in criminal and civil proceedings brought against companies and individuals. Our policies mandate compliance with the FCPA and other applicable anti-bribery laws. Our internal control policies and procedures may not protect us from reckless or criminal acts committed by our employees, the employees of any of our businesses, or third party intermediaries. In the event that we believe or have reason to believe that our employees or agents have or may have violated applicable anti-corruption laws, including the FCPA, we would investigate or have outside counsel investigate the relevant facts and circumstances, which can be expensive and require significant time and attention from senior management.
Violations of these laws may result in criminal or civil sanctions, inability to do business with existing or future business partners (either as a result of express prohibitions or to avoid the appearance of impropriety), injunctions against future conduct, profit disgorgements, disqualifications from directly or indirectly engaging in certain types of businesses, the loss of business permits, reputational harm or other restrictions which could disrupt our business and have a material adverse effect on our business, financial condition, operating results or liquidity.
We face risks with respect to compliance with the FCPA and similar anti-bribery laws through our acquisition of new companies and the due diligence we perform in connection with an acquisition may not be sufficient to enable us fully to assess an acquired company’s historic compliance with applicable regulations. Furthermore, as we make acquisitions our post-acquisition integration efforts may not be adequate to ensure our system of internal controls and procedures are fully adopted and adhered to by acquired entities, resulting in increased risks of non-compliance with applicable anti-bribery laws.
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

DRDGOLD Limited Form 20-F 2026
24
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
The current dividend withholding tax rate is 20% effective from February 22, 2017. The withholding tax reduces the amount of dividends or other distributions received by our shareholders. Any further increases in such tax will further reduce net dividends received by our shareholders.
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
Sibanye-Stillwater beneficially owns 50.1% of our outstanding ordinary shares and voting power and has the ability to control, our
Board of directors. Sibanye-Stillwater will continue to have control over our affairs for the foreseeable future, including with respect to the election of directors, the consummation of significant corporate transactions, such as a merger or other sale of our company or our assets, and all matters requiring shareholder approval. In certain circumstances, Sibanye-Stillwater’s interests as a principal shareholder may conflict with the interests of our other shareholders and Sibanye-Stillwater’s ability to exercise control, or exert significant influence, over us may have the effect of causing, delaying, or preventing changes or transactions that our other shareholders may or may not deem to be in their best interests. In addition, any sale or expectation of sale of some or all the shares held by Sibanye-Stillwater could have an adverse impact on our share price.
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

DRDGOLD Limited Form 20-F 2026
25
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
Ergo
Ergo was formed in June 2007. Ergo is the surface tailings retreatment operation which consists of what was historically the Crown
Gold Recoveries Proprietary Limited (“Crown”), East Rand Proprietary Mines Proprietary Limited's ("ERPM") Cason Dump and the
Ergo Gold business unit. On July 1, 2012, Ergo acquired the mining assets and certain liabilities of Crown and all the surface assets and liabilities of ERPM as part of the restructuring of our surface operations.
Capital expenditure for the Ergo projects is mainly financed through operational cash flows while financing for significant growth projects may be obtained through specific financing arrangements, if required. Due to the maturing Brakpan TSF, two projects commenced to increase deposition capacity and reduce deposition load from Brakpan TSF.
Resuming deposition on the Daggafontein TSF
The Daggafontein TSF was removed from our Mineral Resources and Mineral Reserves statement in FY2025 to facilitate its recommissioning as a deposition facility. Following the completion of the required engineering works, water was first introduced to the facility on June 25, 2026, with the first tailings deposition commencing on July 6, 2026. The TSF has a deposition capacity of 120Mt and a life of 20 years, at a deposition rate of 750,000tpm for the first three years, thereafter at 500,000tpm. The availability of
Daggafontein is expected to alleviate deposition pressures on the Brakpan TSF, thereby extending the useful life of existing deposition infrastructure while supporting continued operational throughput. The recommissioning of Daggafontein also forms an important component of the Group's broader tailings management strategy as it progresses the regulatory approvals and development of future deposition facilities, including the proposed recommissioning of the Withok TSF.
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
The Withok TSF public participation process was completed in FY2025 and the project is in the authorization phase. Timelines were revised for the TSF following test drilling on the proposed site that revealed geological features requiring measures in addition to the now-standard liner, to prevent seepage and pollution of underground water. These designs are complex and are closely scrutinized by DWS before approving the design and issuing the requisite licenses and approvals. It also adds approximately six months to construction. We have therefore moved the target date for completion of Withok TSF to the end of 2029, assuming all approvals are obtained by December 2026.
The TSF will have a deposition capacity of 310Mt and a life of 20 years at an eventual deposition rate of 1.3Mtpm. The increase in deposition capacity for Ergo enables the processing of the Crown Complex (three tailings dams to the southeast of Johannesburg's
CBD). The Crown complex has been classified from an Indicated Mineral Resource to a Probable Mineral Reserve in FY2025. Ergo's
estimated life-of-mine at FY2026 was 21 years (FY2025: 22 years).
Sale of Stellar
Following a strategic review in FY2025, the Board decided to sell Ergo's stake in Stellar, a renewable energy company with a solar plant development project, to focus on the Group's core mining activities. The sale was completed in FY2026. For further information, see "Item 18. Financial Statements – Note 22 – Asset Held For Sale."
For further information on other capital investments, divestitures, capital expenditure and capital commitments, see "Item 4D. Property,
Plant and Equipment", and "Item 5B. Liquidity and Capital Resources".

DRDGOLD Limited Form 20-F 2026
26
FWGR
On July 31, 2018, we acquired certain gold surface processing assets and tailing storage facilities that included Driefontein 3 and 5,
Kloof 1, Venterspost North and South, Libanon, Driefontein 4, Driefontein 2 plant, Driefontein 3 plant, WRTRP pilot plant, and the land owned by Sibanye-Stillwater that was earmarked for the future development of a central processing plant, regional tailings storage facility and return water dam (together, the “WRTRP Assets”) associated with Sibanye-Stillwater’s West Rand Tailings Retreatment
Project (“WRTRP”), subsequently renamed FWGR. This acquisition represented a significant increase in our assets. In connection with the acquisition, we issued to Sibanye-Stillwater new shares equal to 38.05% of outstanding shares and granted Sibanye-Stillwater an option to acquire up to a total of 50.1% of our shares within a period of 2 years from the effective date of the acquisition at a 10%
discount to the prevailing market value. On January 8, 2020, Sibanye-Stillwater exercised the option and on January 22, 2020 subscribed for 168,158,944 DRDGOLD shares at an aggregate subscription price of R1,086 million (R6.46 per DRDGOLD share).
The assets acquired were to be developed in two phases – Phase 1 and Phase 2.
FWGR Phase 1
Phase 1 involved the reclamation of the Driefontein 5 TSF through a reconfigured Driefontein 2 plant and deposition onto the
Driefontein 4 tailings storage facility. The Driefontein 4 TSF was an upstream day-wall dam with a capacity of approximately 200,000 tonnes per month. In order to increase the deposition capacity to 500 000 tonnes per month, the conversion of this dam to cyclone deposition commenced in fiscal year 2019.
FWGR Phase 2 expansion
The Phase 2 project is a key project for FWGR intended to mine current reserves and to extend potential resources in the West Rand.
RTSF construction
The RTSF is designed to be capable of receiving 2.4 million tonnes per month with a maximum designed capacity of approximately
800 million tonnes. An amended design of the RTSF was submitted to the Department of Water and Sanitation during fiscal year 2023.
The amended design included the build of a synthetic barrier system in place for ground water protection and a combined center line/
downstream dam wall in the early stages of the facility.
The breaking of ground at this complex, on June 5, 2024, followed the appointment of a leading contractor to construct the RTSF and the receipt of the requisite permits. Construction of the RTSF is progressing well, notwithstanding some delays caused by rainy weather. RTSF construction was around 67% complete as at the end of fiscal year 2026, and on track to attain 1.2 million tonnes per month depositioning rate capacity by the first quarter of fiscal year 2028. An important project milestone toward this, is permission by the DWS for beneficial occupation which is contingent upon completion of phase 1, out of two phases of the construction of the RTSF.
Beneficial occupation means FWGR can start commissioning the RTSF while construction of phase 2 continues.
DP2 expansion
The expansion of DP2 (which involves the construction of the plant's own elution circuit, smelt house and doubling current throughput capacity), involves doubling plant capacity to 1.2 million tonnes per month. The project commenced during the first quarter of  fiscal year 2025. The elution circuit and smelt house were commissioned on July 14, 2026, with the remainder of the plant expected to be completed in the first quarter of fiscal year 2027. During fiscal year 2026, the construction of an up-flow reactor was approved and is currently being constructed at FWGR, after very promising test work. The up-flow reactor is expected to increase gold recoveries.
The pipeline infrastructure project (including Libanon pipeline)
This project is 135km of slurry and return water lines between DP2, the RTSF and the Libanon TSF. The pipeline project is approximately 95% complete at June 30, 2026.
The construction of a reclamation pump station at Libanon TSF, to add 600,000 tonnes per month to FWGR’s throughput, in addition to the current 600,000 tonnes per month capacity from Driefontein 3 TSF, is set to provide the Driefontein 2 plant the planned 1.2 million tonnes per month. Permitting for construction of the Libanon pump station was received in July 2026 and construction is planned to be completed during the last quarter of fiscal year 2027.
The Group's Mineral Reserves have been updated in fiscal year 2026, following the transfer of Kloof 2 TSF to FWGR in December
2025, pursuant to the exchange agreement concluded between DRDGOLD and Sibanye Gold. The TSF has added 67 million tonnes to the Group’s Mineral Reserves and extended FWGR’s estimated life-of-mine by four years to 20 years (FY2025: 16 years).
Significant capital is required for the Phase 2 expansion which is expected to be financed through a combination of cash resources, operational cash flows and a five-year Bank facility as may be determined. (Refer to "Item 18. Financial Statements – Note 19 – Capital
management"). Capital expenditure for other projects is mainly financed through operational cash flows and cash resources.
For further information on other capital investments, divestitures, capital expenditure and capital commitments, see "Item 4D. Property,
Plant and Equipment", and "Item 5B. Liquidity and Capital Resources".

DRDGOLD Limited Form 20-F 2026
27
4B. BUSINESS OVERVIEW
We are a South African company that holds assets engaged in surface gold tailings retreatment including exploration, extraction, processing and smelting. Our surface tailings retreatment operations are located in South Africa. Our operating footprint is unique in that it involves some of the largest concentration of gold tailings deposits in the world, situated within the city boundaries of
Johannesburg and its suburbs and the Far West Rand of the province of Gauteng.
Gold is recovered from these deposits using specialised technologies and processes that have been refined through more than two decades of surface retreatment. Our operating model incorporates concurrent rehabilitation, whereby tailings are removed and processed while affected areas are progressively rehabilitated throughout the life of the operation. Process water is recycled through a closed-circuit system and returned to reclamation sites, reducing water consumption and supporting sustainable operations. Our processing facilities are primarily powered by electricity supplied by Eskom, supplemented by energy generated from our solar plant and BESS.
As a tailings deposit is reclaimed and cleared, the land beneath it becomes available for rehabilitation. We re-contour, re-vegetate and re-establish the ground. Over time, what was a tailings deposit becomes rehabilitated land available for redevelopment.
DRDGOLD has arranged its operations into two wholly owned entities covering our East Rand (east of Johannesburg) and far West
Rand (far west of Johannesburg) businesses. The East Rand operations are run by Ergo and the West Rand operations by FWGR. A detailed overview of the operations is provided under "Item 4D. Property, Plant and Equipment" and in the Technical Report Summary
attached as exhibits in this annual report.
During the fiscal years presented in this Annual Report, all of our operations took place in one geographic region, namely South Africa.
For a breakdown of revenue by operation, please see "Item 18. Financial Statements – Note 23 – Operating segments."
Description of Our Mining Business
Surface tailings retreatment
Surface tailings retreatment involves the extraction of gold from historical tailings dams and sand dumps, comprising the waste material from earlier underground gold mining activities. This is done by reprocessing historical tailings dams and sand dumps. Sand dumps are the result of the less efficient stamp-milling process employed in earlier times. They consist of coarse-grained particles which generally contain higher quantities of gold. Sand dumps are reclaimed mechanically using front end loaders that load sand onto conveyor belts. The sand is fed onto a screen where water is added to wash the sand into a sump, from where it is pumped to the treatment plant. Most sand dumps have already been retreated using more efficient milling methods. Lower grade slimes dams were the product of the “tube and ball mill” recovery process. The economic viability of processing this material has improved due to improved treatment methods such as the treatment of large volumes of this material. The material from the historical tailings dams is broken down using monitor guns that spray jets of high pressure water at the target area. The resulting slurry is then pumped to a treatment plant for processing. The processed material is then deposited onto distinct tailings storage facilities.
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
Our Metallurgical Plants and Processes
A detailed review of the metallurgical plants and processes is provided under "Item 4D. Property, Plant and Equipment".
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
The average gold price for fiscal year 2026 reached record highs due to policies instituted by the US government, including the imposition of significant tariffs on various countries including South Africa, changes in foreign policy and global economic uncertainty.
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

DRDGOLD Limited Form 20-F 2026
28
The average gold spot price increased by 50% from $2,818 per ounce to $4,238 per ounce during fiscal year 2026 after having increased by 36% from $2,078 per ounce to $2,818 per ounce during the fiscal year 2025 and having increased by 13% from $1,831 per ounce to $2,078 per ounce during the fiscal year 2024. As a result, the average gold price received by us in Rands for fiscal year
2026 increased by 40% to R2,289,250 per kg compared to the previous year at R1,632,275 per kg and for fiscal year 2025 increased by 31% to R1,632,275 per kg compared to the previous year at R1,248,679 per kg. The increase in the gold price received contributed to a 42% increase in our total revenue for fiscal year 2026 amounting to R11,159.0 million (2025: R7,878.2 million and
2024: R6,240 million). All our revenue is generated from our operations in South Africa.
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
Gold-bearing material produced by our operations is smelted into doré bars, which are delivered to Rand Refinery Proprietary Limited
("Rand Refinery") for assaying and refining. The doré bars typically contain gold, silver and small quantities of other metals and are refined by Rand Refinery to bullion-grade purity. Rand Refinery charges refining and administration fees for these services. The refined gold is then sold directly to South African bullion banks at agreed gold prices and exchange rates. Revenue is recognized when control of the refined gold is transferred to the customer. We own 11.3% (fiscal year 2025 and 2024: 11.3%) of Rand Refinery.
Governmental regulations and their effects on our business
Common Law Mineral Rights and Statutory Mining Rights
Prior to the introduction of the Minerals and Petroleum Resources Development Act 28 of 2002 ("MPRDA"), ownership in mineral rights in South Africa could be acquired through the common law or by statute. With effect from May 1, 2004, all minerals have been placed under the custodianship of the South African government under the provisions of the MPRDA and old order proprietary rights were required to be converted to new order rights of use within certain prescribed periods, as dealt with in more detail below. Historical tailings dams created before the MPRDA became lawful outside of the MPRDA and do not require a mining license to be processed nor do they require the extensive rehabilitation and closure guarantees that are a feature of the MPRDA. Many of the activities to re-
process a historical tailings dam do fall under the provisions of the National Environmental Management Act 107 of 1998 ("NEMA"),
which requires at its most basic the compilation and submission of an Environmental Impact Assessment.
Conversion and renewal of Rights under the Mineral and Petroleum Resources Development Act 28 of 2002
Existing old order rights were required to be converted into new order rights in order to ensure exclusive access to the mineral for which rights existed at the time of the enactment of the MPRDA. In respect of used old order mining rights, the Department of Mineral and Petroleum Resources (“DMPR”), previously the Department of Mineral Resources and Energy ("DMRE"), is obliged to convert the rights if the applicant complies with certain statutory criteria. These include the submission of a mining works program, demonstrable technical and financial capability to give effect to the program, provision for environmental management and rehabilitation, and compliance with certain black economic empowerment criteria and an adequate social and labor plan. These applications had to be submitted within five years after the promulgation of the MPRDA on May 1, 2004. Similar procedures apply where we hold prospecting rights and a prospecting permit and conduct prospecting operations. Under the MPRDA mining rights are not perpetual. Upon being granted by the Minister of Mineral Resources and Energy, through the ambit of the DMPR, they remain valid for a fixed period, namely a maximum period of thirty years, after which they may be renewed for a further period of thirty years.
Prospecting rights are limited to a maximum period of five years, with one further period of renewal of three years. Applications for conversion of our old order rights were submitted to the DMPR within the requisite time periods. As at June 30, 2026, all of our Ergo operation’s old order mining rights have been converted into new order rights in terms of the MPRDA and applications to renew the converted new order mining rights have been lodged timeously.
The Broad-Based Socio-Economic Empowerment Charter
In order to promote broad based participation in mining revenue, the MPRDA provides for a Mining Charter to be developed by the
Minister of the DMPR within six months of commencement of the MPRDA beginning May 1, 2004 and was subsequently amended in
September 2010. It is used as an instrument to achieve mutually symbiotic sustainable growth, broad based and meaningful transformation of the mining and mineral industry.
The Mining Charter sets certain goals on equity participation (amount of equity participation and time frames) by historically disadvantaged South Africans of South African mining assets. It recommends that these are achieved by, among other methods, disposal of assets by mining companies to historically disadvantaged persons on a willing seller, willing buyer basis at fair market value. The goals set by the Mining Charter require each mining company to achieve 15 percent ownership by historically disadvantaged South Africans of its South African mining assets within five years and 26 percent ownership by May 1, 2014. It also sets out guidelines and goals in respect of employment equity at management level with a view to achieving 40 percent participation by historically disadvantaged persons in management and ten percent participation by women in the mining industry, each within five years from May 1, 2004. Compliance with these objectives is measured on the weighted average “scorecard” approach in accordance with a scorecard which was first published around August 2010. In April 2018, judgment was handed down by the
Gauteng Division of the High Court in Pretoria against a provision in the 2010 Mining Charter regarding the “once empowered always empowered” principle.” This principle refers to whether a mining company, after the exit of a Black partner that held a stake in the company consequent to a result of a Broad-based Black Economic Empowerment ("BEE") transaction, continues to be BEE compliant.  The judgment was appealed by the DMPR. The DMPR in August 2020, withdrew their notice to appeal to the Supreme
Court of Appeal in respect of the judgment issued in April 2018 by the Gauteng Division of the High Court in Pretoria High Court.
The Mining Charter and the related scorecard are not legally binding and, instead, simply state public policy. However, the DMPR places significant emphasis on the compliance therewith. The Mining Charter and scorecard have a decisive effect on administrative action taken under the MPRDA.

DRDGOLD Limited Form 20-F 2026
29
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
The mining industry in South Africa is extensively regulated through legislation and regulations issued by government’s administrative bodies. These involve directives and mandatory codes of procedures with respect to health and safety, mining and exploration of minerals, and managing the impact of mining operations on the environment. A change in regulatory or government policies could adversely affect our business.
On June 15, 2017, the Reviewed Broad-Based Black Economic Empowerment Charter for the South African Mining and Minerals
Industry, 2017 (“2017 Mining Charter”) was published in the Government Gazette No. 40923 of Government Notice No. 581. The
publication of the 2017 Mining Charter was met with widespread criticism and on June 26, 2017 the Minerals Council of South Africa
(previously Chamber of Mines of South Africa), applied to the Gauteng Local Division of the High Court of South Africa, Johannesburg
for an urgent interdict to prevent the charter from implementation.
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
Mining Charter 2018 requires an enduring 30% BEE interest in respect of new mining rights. It also has extensive provisions in respect of Historically Disadvantaged Persons ("HDP") representation at Board and management, as well provisions relating to local procurement of goods and services. The procurement target of the total spend on services from South African companies has been set at 80% (up from 70% in Mining Charter III) and 60% of the aggregate spend thereof must be apportioned to BEE entrepreneurs.
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
Subsequently, several notable developments have occurred:
In March 2019, the Mineral Council of South Africa brought an application in the Gauteng Division of the High Court for judicial review and setting aside of certain provisions in Mining Charter 2018.
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
On November 23, 2021, the Minister of the DMPR confirmed that the DMPR Ministry will not appeal the ruling made by the Gauteng
Division of the High Court of South Africa.
The recently proposed Draft Mineral Resources Development Bill, 2025 (“MPRD Bill”) has contributed to increased regulatory uncertainty for mining companies in South Africa, including DRDGOLD’s. The potential impact of the MPRD Bill on our business is significant due to the following provisions:
•The proposed requirement to apply for a mining right to process movable ‘historical tailings’ pursuant to the draft MPRD Bill; and
•The intended amendments to the MPRDA that would allow the relevant Minister to set beneficiation targets for the mining industry and exercise greater control over the beneficiation of minerals in South Africa.
DRDGOLD has submitted representations to the office of the Minister of the DMPR expressing its concerns regarding these proposed amendments. The Minerals Council of South Africa, which advocates on behalf of mining companies such as DRDGOLD, has submitted its own representations to the office of the Minister of the DMPR.

DRDGOLD Limited Form 20-F 2026
30
Mining royalties and other tax reform
The Mineral and Petroleum Resources Royalty Act, No.28 of 2008 and the Mineral and Petroleum Resources Royalty Act
(Administration), No.29 of 2008 govern royalty rates for gold mining in South Africa. These acts provide for the payment of a royalty, calculated through a royalty rate formula (using rates of between 0.5% and 5.0%) applied against gross revenue per year, payable half yearly with a third and final payment thereafter. The royalty is tax deductible and the cost after tax amounts to a rate of between
0.35% and 3.65% at the prevailing marginal tax rates applicable to the taxed entity. The royalty is payable on old unconverted mining rights and new converted mining rights. Based on a legal opinion the Company obtained, mine dumps created before the enactment of the MPRDA fall outside the ambit of this royalty, and consequently the Company does not pay any royalty on any dumps created prior to the MPRDA. Proposed amendments contained in the MPRD Bill may affect the regulatory treatment of historical residue deposits and tailings facilities. In addition, the introduction of further revenue-based royalties or any adverse future tax reforms could have an adverse effect on our business, operating results and financial condition.
Mine Health and Safety Regulation
The South African Mine Health and Safety Act 29 of 1996 (as amended), or the Mine Health and Safety Act (“MHSA”), came into effect in January 1997. The principal objective of the MHSA is to improve health and safety at South African mines by inter alia, providing for effective monitoring of health and safety conditions and the enforcement of health and safety measures at our mines. To this end, the MHSA imposes various duties on us at our mines and grants the authorities broad powers to, among other things, close unsafe mines and order corrective action relating to health and safety matters. In the event of any future accidents at any of our mines, regulatory authorities could take steps which could increase our costs and/or reduce our production capacity. The Act was amended in 2009 and the amendments to the Act dealt with inter alia the stoppage of production and increased punitive measures including increased financial fines and legal liability of mine management. Some of the more important provisions in the 2009 amendment bill are the insertion of section 50(7A) that places an obligation on an inspector to impose a prohibition on the further functioning of a site where a person’s death, serious injury, illness to a person or a health threatening occurrence has occurred; a new section 86A(1)
creating a new offense for any person who contravenes or fails to comply with the provisions of the MHSA thereby causing a person’s death, serious injury or illness to a person. Subsection (3) further provides that (a) the “fact that the person issued instructions prohibiting the performance or an omission is not in itself sufficient proof that all reasonable steps were taken to prevent the performance or omission”; and that (b) “the defense of ignorance or mistake by any person accused cannot be permitted”; or that (c)
“the defense that the death of a person, injury, illness or endangerment was caused by the performance or an omission of any individual within the employ of the employer may not be admitted”; section 86A(2) creating an offense of vicarious liability for the employer where a Chief Executive Officer, manager, agent or employee of the employer committed an offense and the employer either connived at or permitted the performance or an omission by the Chief Executive Officer, manager, agent or employee concerned; or did not take all reasonable steps to prevent the performance or an omission. The maximum fines were also increased.
Any owner convicted in terms of section 86 or 86A may be sentenced to “withdrawal or suspension of the permit” or to a fine of R3 million or a period of imprisonment not exceeding five years or to both such fine and imprisonment, while the maximum fines for other offenses and for administrative fines have all been increased, with the highest being R1 million. In October 2024, the Minister of
Mineral and Petroleum Resources published an explanatory summary of the proposed Mine Health and Safety Amendment Bill, 2024.
The proposed amendments are intended to strengthen health and safety governance, managerial accountability, training requirements and enforcement powers under the MHSA. As at the date of this annual report, the proposed amendments have not been enacted and it remains uncertain whether they will be adopted in their current form or when they may become effective. If enacted, the amendments may increase our compliance obligations and regulatory exposure.
Under the South African Compensation for Occupational Injuries and Diseases Act, 1993 (as amended), or COID Act, employers are required to contribute to a fund specifically created for the purpose of compensating employees or their dependents for disability or death arising in the course of their work. Employees who are incapacitated in the course of their work have no claim for compensation directly from the employer and must claim compensation from the COID Act fund. Employees are entitled to compensation without having to prove that the injury or disease was caused by negligence on the part of the employer, although if negligence is involved, increased compensation may be payable by this fund. The COID Act relieves employers of the prospect of costly damages but does not relieve employers from liability for negligent acts caused to third parties outside their scope of employment.
Under the Occupational Diseases in Mines and Works Act, 1973 (as amended), or the Occupational Diseases Act, the multi-employer fund pays compensation to employees of mines performing “risk work,” usually in circumstances where the employee is exposed to dust, gases, vapors, chemical substances or other working conditions which are potentially harmful, or if the employee contracts a
“compensable disease,” which includes pneumoconiosis, tuberculosis, or a permanent obstruction of the airways. No employee is entitled to benefits under the Occupational Diseases Act for any disease for which compensation has been received or is still to be received under the COID Act. These payment requirements are based on a combination of the employee costs and claims made during the fiscal year.
Uranium and radon are often encountered during the ordinary course of gold mining operations in South Africa, and present potential risks for radiation exposure of workers at those operations and the public to radiation in the nearby vicinity. We monitor our uranium and radon emissions for compliance with all local laws and regulations pertaining to uranium and radon management and under the current legislative exposure limits prescribed for workers and the public, under the Nuclear Energy Act,1999 (as amended) and
Regulations from the National Nuclear Regulator.
Environmental Regulation
Managing the impact of mining on the environment is extensively regulated by statute in South Africa. Compliance obligations arise under a range of environmental legislation, including the NEMA, the Air Quality Act, 2004, the National Water Act, 1998, the National
Nuclear Regulator Act, 1999 and other applicable environmental legislation and regulations. Liability for environmental damage may, in certain circumstances, extend beyond the company to directors, officer and other responsible persons who are found to have contravened applicable laws.

DRDGOLD Limited Form 20-F 2026
31
The environmental impacts of mining operations are also regulated through the MPRDA, which contains provisions relating to environmental management, rehabilitation and mine closure, including potential personal liability for directors and responsible persons in respect of environmental non-compliance.
Mining companies are required to obtain and maintain environmental authorizations and approved environmental management programs in accordance with NEMA and the MPRDA, and must demonstrate both the technical and financial ability to undertake ongoing environmental management, rehabilitation, closure and the management of latent or residual environmental impacts associated with their operations. Environmental authorizations and related environmental management commitments form part of the regulatory framework applicable to mining rights and are subject to ongoing monitoring and compliance requirements.
The MPRDA and related environmental legislation impose ongoing environmental monitoring, reporting, rehabilitation and financial assurance obligations on holders of mining rights. Various financial mechanisms may be utilized to provide for environmental rehabilitation and closure obligations in accordance with applicable legislation and regulatory requirements.
We maintain environmental authorizations and environmental management programs approved by the relevant authorities and continue to monitor and manage environmental risks through ongoing compliance programs, rehabilitation activities and environmental management systems. Key environmental matters are prioritized through active management oversight, with progress monitored against defined objectives, action plans and implementation schedules.
Our existing reporting and controls framework is designed to support compliance with the environmental monitoring, reporting, assessment and rehabilitation obligations imposed by the MPRDA, NEMA and related regulations.
In addition, the National Nuclear Regulator Amendment Act 26 of 2024, which came into effect during FY2025, introduced enhanced requirements relating to financial provision for the rehabilitation and decommissioning of regulated facilities. These requirements may affect entities managing radioactive materials or residues associated with mining activities, including those containing uranium or other naturally occurring radioactive material. We continue to monitor developments in the applicable regulatory framework and maintains programs to monitor uranium and radon exposures, assess rehabilitation and closure obligations, and evaluate the adequacy of financial provision and other compliance measures required under applicable nuclear and environmental legislation.
Financial Provision for Rehabilitation
We are required to make financial provision for the cost of mine closure, rehabilitation, remediation of environmental impacts and post-
closing monitoring associated with our operations. Financial provision may be maintained through various approved financial mechanisms, including rehabilitation trusts and financial guarantees, in accordance with applicable environmental legislation.
The Group currently provides financial provision primarily through financial guarantees issued to the DMPR and underwritten through approved insurance products from Guardrisk Insurance Company Limited (“GICL”).  All required regulatory approvals relating to the
Group's financial provisioning arrangements have been obtained and the associated legal, tax and regulatory implications have been considered as part of the implementation of these arrangements.
As of June 30, 2026, we held a total of R841.5 million (2025: R765.0 million) in funds. Guarantees amounting to R943.1 million (2025:
R941.3 million) were issued to the DMPR. The provision for environmental rehabilitation for the Group amounted to R721.4 million at
June 30, 2026, compared to R558.7 million at June 30, 2025.
The FRPs were promulgated under the NEMA by the Department of Forestry, Fisheries and the Environment (“DFFE”). Under the
FPRs, existing environmental rehabilitation trust funds, of which DRDGOLD has Rnil, may generally be utilized only for post-closure obligations and may no longer be used to fund concurrent and final closure activities. As a result, mining companies may be required to utilize alternative financial provisioning mechanisms to satisfy rehabilitation and closure obligations.
On February 1, 2024, the Minister of Forestry, Fisheries and the Environment amended the transitional arrangements contained in regulation 17B of the FPRs. The transitional arrangements allow the holders of rights or permits applied for before November 20, 2015, to continue making financial provision in accordance with regulations previously published under the MPRDA. Unlike previous amendments, no fixed expiry date for the transitional period was prescribed and the transitional arrangements will continue to apply until the Minister determines a future date for compliance with the FPRs.
Several proposed amendments to the FPRs have also been published and remain under consideration. The proposed amendments include requirements relating to the determination, annual review and reassessment of financial provision by independent specialists, together with additional assurance requirements. The final form, implementation date and practical application of any revised financial provisioning regime remain uncertain and may affect the manner in which financial provision for rehabilitation, mine closure and post-
closure obligations is determined, maintained and administered.

DRDGOLD Limited Form 20-F 2026
32
4C. ORGANIZATIONAL STRUCTURE
The following chart shows our principal subsidiaries as of June 30, 2026. All of our subsidiaries which are duly registered private companies with independent legal personality, incorporated in South Africa. Our voting interest in each of our subsidiaries are equal to our ownership interests. We hold the majority of our subsidiaries directly or indirectly as indicated below. Refer to "Exhibit 8.1" for a list of our significant subsidiaries.
As at June 30, 2026:

Public ownership 49.76%

Sibanye Gold[1] 50.10%		Non-public ownership[2] 0.14%

ERGO 100%		FWGR 100%

1DRDGOLD is 50.1% held by Sibanye Gold Proprietary Limited, which in turn is a wholly owned subsidiary of Sibanye Stillwater Limited (“Sibanye-
Stillwater”). During August 2025, Sibanye-Stillwater purchased additional shares in the market due to the new share issuances made by the
Company to settle its employee share plan, as described in Item 6E. Sibanye-Stillwater's shareholding as at June 30, 2026 was 50.10%.
2Relates to shareholding by directors and prescribed officers of the Company of 0.14%. Such shareholding is classified as non-public.
Ergo was previously owned by Ergo Mining Operations (Proprietary) Limited ("EMO"). EMO was 74% owned by DRDGOLD Limited and 26% by our broad-based black economic empowerment ("BBBEE") partners – Khumo Gold SPV Proprietary Limited ("Khumo")
and the DRDSA Empowerment Trust. In FY2015, an agreement with our BBBEE partners entailing a roll-up of shareholding included the substitution of their 26% shareholding in EMO for 8.1% and 2.4% shareholding in DRDGOLD Limited respectively. At June 30,
2026, Khumo and the DRDSA Empowerment Trust held nil shares in DRDGOLD. In terms of the “once empowered, always empowered” principle, the transaction is deemed to still provide compliance with the ownership element of the Mining Charter.

DRDGOLD Limited Form 20-F 2026
33
4D. PROPERTY, PLANT AND EQUIPMENT
The following information is detailed for material properties of the Group:
•Summary of operations
•Properties and location
•Geology
•Mining method
•Mineral Processing and Recovery Methods
•Infrastructure
•Exploration
•Water usage and reduction in use of potable water
•Water pollution
•Environmental and Closure Aspects
•Environmental rehabilitation closure providing and funding
•Legal aspects and permitting
•Production
•Mineral Reserves and Mineral Resources Estimation
•Capital Expenditure
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

The following table sets out aggregate production for Ergo and FWGR for the last two fiscal years:

Total aggregate gold production	2026	2025

Gold produced (ounces)	155,577	155,288
At June 30, 2026, Ergo employed 635 full-time employees. In addition, specialist service providers deployed a further
2,230 employees to our operations bringing the total number of in-house and outsourced employees to 2,865 at June 30, 2026 (at
June 30, 2025: 2 638).
At June 30, 2026, FWGR employed 189 full-time employees. In addition, specialist service providers deployed a further
877 employees to our operations bringing the total number of in-house and outsourced employees to 1,066 at June 30, 2026 (at
June 30, 2025: 740). The increase in FWGR specialist service providers is as a result of the capital projects in progress, namely RTSF and DP2 plant expansion.
DRDGOLD has numerous surface, mining and prospecting rights and has strong security in title to its reserves and resources, vested in various subsidiaries. Our operations have been issued all the rights and authorizations for those sites that are currently being mined and they are in good standing with the regulators. All required operating permits and licenses have been obtained and are in good standing with the regulators. More detailed information on the various properties' mineral title can be found under the “Legal aspects and permitting” here below.

DRDGOLD Limited Form 20-F 2026
34
Properties and location
Below is a geographical representation of the location on Ergo and FWGR within South Africa:
The Ergo plant is located approximately 25 miles (40 kilometers) east of the Johannesburg’s central business district in the province of
Gauteng on land owned by Ergo. Access to the Ergo plant is via the Ergo Road on the N17 Johannesburg-Springs motorway.
Following the restructuring of the Crown operations, which consisted of three separate locations, City Deep, Crown Mines and
Knights, into a single surface retreatment operation in Ergo, these mining rights were transferred to Ergo in March 2014. The Crown plant was closed down in March 2017 and rehabilitated.
The City Deep operation is located on the West Wits line within the Central Goldfields of the Witwatersrand Basin, approximately
3 miles (5 kilometers) south-east of the Johannesburg central business district in the province of Gauteng. Access is via the
Heidelberg Road on the M2 Johannesburg-Germiston motorway. The City Deep plant continues to operate as a pump station feeding the Ergo plant.
The Knights operation is located at Stanley and Knights Road Germiston off the R29 Main Reef Road. The Knights plant was reconfigured from an operating metallurgical plant to operate as a pump/milling station from April 1, 2023.
As of June 30, 2026, no material encumbrances exist on Ergo's property.
As of June 30, 2026, the net book value of Ergo’s mining assets was R5,690.3 million (2025: R4,932.9 million).
FWGR’s assets consists of the operational DP2 plant, Driefontein 4 TSF which is a current active tailings deposition facility, Driefontein
3 and 5 TSFs as reclamation sites and RTSF under development and various TSFs and related infrastructure. FWGR currently owns seven tailings storage facilities on the West Rand between Roodepoort and Carletonville, approximately 43 miles (70km) South West of Johannesburg (Figure A), following the transfer of Kloof 2 TSF during fiscal year 2026.
There are an additional three TSFs which will be transferred from Sibanye-Stillwater to FWGR once no longer required by the existing operations ("Available TSFs"). These are Driefontein 1, Driefontein 2, and Leeudoorn. Numerous other TSFs, owned by independent third parties, are potentially available in the area for future reclamation.
As of June 30, 2026, no material encumbrances exist on FWGR's property.
At June 30, 2026, the net book value of FWGR’s mining assets was R6,201.7 million (2025: R3,581.1 million).

DRDGOLD Limited Form 20-F 2026
35
Below is a geographical representation of the location of individual material properties of Ergo and FWGR: (Figure A):
Geology
DRDGOLD’s surface deposits are the residue (“tailings”) of the mining and metallurgical process for the recovery of gold ores of the gold bearing late Archaean (2.7Ga to 3.2Ga) Witwatersrand sedimentary basin. The Witwatersrand Basin is the largest gold bearing metallogenic province globally and is unconformably overlain by units of the Ventersdorp Supergroup (~2.7Ga), the Transvaal
Supergroup (~2.6Ga), and the Karoo Supergroup (~280Ma).
The deposits consist of gold, uranium and sulfur-bearing sand dumps and tailings/slimes dams, and the composition reflects the major constituents of the Witwatersrand Basin: quartz (70%-80%), mica (10%), chlorite and chloritoid (9%-18%) and pyrite (1%-2%).
Gold, uranium, zirconium and chromium may be minor constituents averaging <100ppm each. Deposits possess characteristics, determined by the geometry, material source and processing plants in which the original ores were processed.
Mining method
Material processed by Ergo is sourced from surface deposits comprising both sand and slime tailings, which are reclaimed separately. FWGR sources its material exclusively from slime tailings.
TSFs are mined using hydraulic mining (hydro-mining) whereby high-pressure water jets are used to dislodge tailings material and transport it as a slurry to processing plants. Tailings are reclaimed progressively from the surface of the TSF down to natural ground level in layers ranging from 15m to 20m. This method provides a continuous slurry feed to the processing plants. Ergo also uses mechanical front-end loaders to recover certain sand and slime materials, which are subsequently re-pulped with water and pumped to the processing plants.
Selective mining is not undertaken, and entire TSFs are processed. This approach is driven by the following factors:
•There are no suitable facilities or designated areas on site for the disposal of material below the economic cut-off grade.
•The hydraulic mining method is not conducive to selective extraction of higher-grade material.
•The operations serve both mining and environmental rehabilitation objectives. As all mineralized material must ultimately be removed from the site, it is economically beneficial to process the entire deposit, including lower-grade material.
Mineral Processing and Recovery Methods
Our metallurgical plants utilize carbon-in-leach (“CIL”) metallurgical processes to recover gold from tailings slurry.
The tailings material processed by our operations has undergone a complex depositional history, resulting in variations in grade and metallurgical characteristics. These variations are partly attributable to changes and improvements in historical gold recovery technologies over the period during which the tailings were deposited.
Reclaimed tailings material is re-pulped and pumped to the processing plants, where it undergoes screening, cycloning, milling and
CIL processing to facilitate gold extraction.
At Ergo, we have an installed capacity to treat approximately 23.4 million tonnes of material per year. Over recent years, the processing plants have undergone various upgrades and modifications to enhance operational efficiency and optimize recovery performance. The City Deep plant currently operates as a pump station, while the Knights plant functions as a milling and pump station, with both facilities supplying material to the Ergo plant for final gold extraction.
At FWGR, we have an installed capacity to treat approximately 7.2 million tonnes of material per year as at the end of fiscal year 2026.

DRDGOLD Limited Form 20-F 2026
36
The principal processing facilities currently in operation are described below.
Ergo Plant: Commissioned by Anglo American Corporation in 1977, and became part of AngloGold Ashanti in 1998. DRDGOLD acquired the plant in 2007 for R42.8 million. During fiscal year 2015, five CIL tanks were refurbished, increasing processing capacity to approximately 23.4 million tonnes per year.
Knights Plant: Commissioned in 1988, the plant originally comprised screening, primary cycloning, milling in closed circuit with hydrocyclones, thickening, oxygen preconditioning, CIL processing, elution, electro-winning and smelting to doré. Although historically part of the Crown operation, during fiscal year 2023 the plant was reconfigured to operate as a milling and pump station and currently supplies material to the Ergo plant for final gold extraction.
City Deep Plant: Commissioned in 1987, this plant originally comprised screening, primary, secondary and tertiary cycloning in closed circuit milling, thickening, oxygen preconditioning, CIL processing, elution, zinc precipitation, calcining and smelting to doré.
Retreatment operations at the City Deep Plant continued until August 2013, when the plant was reconfigured to operate as a milling and pump station. It currently supplies material to the Ergo plant for final gold extraction.
Driefontein 2 Plant: Recommissioned in fiscal year 2019, this plant was refurbished and modifications made to the milling and cyclone circuit to increase its processing capacity to approximately 7.2 million tonnes per year, to enable the production of a finer grind for gold liberation. As part of the Vision 2028 capital projects program and FWGR Phase 2, further upgrades to the DP2 plant and associated infrastructure support the expansion of FWGR's operations to process 14.4 million tonnes per year.
Infrastructure
The hydro-mining, reprocessing and re-deposition of tailings material requires a network of pipes. Slurry pipelines will be needed from the hydro-mining sites at the TSFs to the plants, and tailings pipelines from the plants to the respective deposition facilities. High pressure water pipelines are necessary to supply the mining operations while separate low-pressure water pipes are needed for returning water to the plants from return water dams at the various TSFs. These have all been adequately designed and included in the LoM planning.
Ergo currently utilizes the Brakpan TSF as its primary deposition facility and has access to additional deposition capacity through the
Daggafontein TSF and planned Withok TSFs. These facilities form an integral part of Ergo's life-of-mine plan by providing sufficient tailings storage capacity to support current and future reprocessing operations and the long-term sustainable management of tailings.
FWGR currently utilizes the Driefontein 4 TSF for tailings deposition and is developing the RTSF to provide long-term deposition capacity for tailings generated by its operations. Upon completion, the RTSF is expected to provide sufficient storage capacity to support the long-term requirements of the FWGR operation, including future production arising from ongoing and planned expansion projects.
Up to May 2024, both operations obtained all their power ultimately from the Eskom grid and were therefore exposed to the risks associated with power supply interruptions and above-inflation electricity tariff increases. Ergo operations receive power from several substations, with mining and reclamation sites supplied through multiple independent feeds. The Ergo plant has a peak demand of approximately 16MVA and the Brakpan TSF approximately 8MVA. Ergo operates continuously, 24 hours a day, seven days a week, and receives power via 22kV overhead lines from its solar power plant and BESS, as well as from Eskom's 88kV Vlakfontein distribution network. The 60MW solar photovoltaic ("PV") plant and 160MWh BESS, commissioned in November 2024, now largely meet the daytime power requirements of the Ergo reclamation sites, processing plant and Brakpan TSF, significantly reducing the operation's reliance on grid-supplied electricity. During FY2026, solar energy consumption at Ergo increased to 146,873MWh
(FY2025: 108,760MWh), reflecting the growing contribution of renewable energy to the operation.
At FWGR, power is supplied through Eskom's 132kV and 44kV networks directly from Eskom to the Driefontein 2 plant and via various
Sibanye-Stillwater mining operations in the vicinity of FWGR's remote facilities. FWGR's electricity requirements remain within the available capacity of the Driefontein and Kloof mining complexes. In addition, electricity wheeling enabled through Ergo's solar plant and BESS contributes to meeting a portion of FWGR's electricity demand and helps mitigate the impact of increasing energy requirements associated with the operation's ongoing expansion projects.
Exploration
Exploration and development activity at Ergo and FWGR involves the drilling of historical tailings dams and evaluating the potential for gold and other commodities bearing surface material in the determination of its Mineral Resources and Mineral Reserves. These
exploration programs comprise:
•surveying to determine physical dimensions and volumes;
•auger or reverse circulation drilling programs to permit sampling and analyzing for gold content and mapping of the gold distribution;
•metallurgical and flow sheet development test work; and
•tailings toxicity tests and specific gravity determination.
During fiscal year 2025, additional drilling works on the Crown Complex were undertaken to convert the Crown Complex TSF to a
Mineral Reserve and include it in the Ergo life-of-mine.
An auger drilling campaign was originally undertaken across the Kloof 2 TSF on a 100m x 100m grid in support of the 2009 Mineral
Resource estimate. Material was subsequently deposited on top this TSF and consequently an air-core drilling campaign was undertaken during fiscal year 2026, with drillholes spaced on a 150m grid. This was done to classify Kloof 2 TSF as a Mineral Reserve and include it in the FWGR life-of-mine. In addition, an auger drilling campaign was completed on the Driefontein 3 TSF using 150m grid to enhance confidence in the grade estimates.

DRDGOLD Limited Form 20-F 2026
37
Water usage and reduction in use of potable water
Water is primarily used in DRDGOLD's processing plants and hydro-mining activities. At Ergo, a centrally integrated water reticulation plant enables water to be distributed and recovered across the operation through a closed-loop system. The majority of process water requirements are met through the recycling and reuse of return water recovered from the Brakpan TSF, supplemented by water drawn from licensed regional water sources and treated AMD supplied by the Trans-Caledon Tunnel Authority ("TCTA"). DRDGOLD has the
right to use up to 30Ml of AMD water per day. Potable water use at Ergo is limited primarily to applications where water quality specifications require it, as well as certain early-stage irrigation activities associated with vegetation establishment on rehabilitated tailings facilities.
At FWGR, the majority of process water requirements are supplied through the recovery and reuse of water harvested from the
Driefontein 4 TSF. The balance is sourced from underground mine dewatering operations undertaken in accordance with applicable water use licenses. Water abstraction from the Driefontein 10 Shaft systems remains within the authorized limits of the relevant licenses. Potable water consumption at FWGR is restricted largely to domestic use, including drinking water and change house facilities, as well as limited process applications such as flocculant preparation.
The extensive reuse and recycling of water at both operations reduces dependence on potable water and supports the Group's objective of responsible and sustainable water management.
Water pollution
DRDGOLD's operations are designed to operate as integrated closed-loop water systems, minimizing the need for water treatment and reducing discharges to the receiving environment. Nevertheless, water pollution risks may arise from overtopping of return water dams, seepage, stormwater runoff, or failures in water-reticulation infrastructure. To mitigate these risks, Ergo and FWGR maintain comprehensive water management and monitoring programs designed to ensure that water balances within operational water systems, TSFs and return water dams remain within established operating parameters.
Water management infrastructure includes stormwater controls, containment paddocks, return-water systems and pumping arrangements that recover excess water and return it to the process circuit where practicable. Potential losses from pipelines are managed through continuous monitoring systems that detect pressure variations, routine inspections and maintenance programmes aimed at identifying and replacing aging or compromised infrastructure before significant leakage occurs.
ERPM acid mine drainage
Water continues to enter the historic underground workings of ERPM within the Central Basin of the Witwatersrand Goldfields. To address the associated AMD risk, the TCTA, acting on behalf of the South African government, constructed and operates a treatment facility that commenced operations during 2014. Under agreements entered into between TCTA, Ergo, ERPM and EMO, sludge generated by the treatment process is disposed of at the Brakpan TSF together with processed tailings material.
The arrangement provides DRDGOLD with the right to purchase up to 30Ml per day of partially treated AMD water at cost, which is used to supplement process water requirements and reduce reliance on potable water supplies. The agreement also provides certain protections relating to future funding obligations associated with the Central Basin AMD remediation project.
Refer to "Item 18. Financial Statements – Note 26.2 Contingent liability for environmental rehabilitation” for disclosures on potential pollution impact on ground water through seepage.
Environmental and Closure Aspects
In accordance with South African mining legislation, mining companies are required to rehabilitate disturbed land to an agreed post-
mining land use standard and make adequate financial provision for closure-related obligations. DRDGOLD's operations are focused on the reclamation of historic tailings deposits, many of which were created by mining companies that no longer exist. As a result, the
Group manages both the environmental impacts associated with its current operations and certain legacy environmental conditions inherited from historical mining activities.
Prior to commencing new mining projects, we undertake the required environmental authorization processes, including environmental impact assessments and the development of environmental management programs (“EMPs”), supported by independent specialist studies. These processes include public participation and stakeholder engagement to identify, assess and mitigate potential environmental and social impacts. The Group's environmental management systems and policies are aligned with the National
Environmental Management Act, 1998 (Act No. 107 of 1998) and related regulations. Compliance is monitored through internal and external audits, while EMPs govern the management of environmental impacts throughout the life cycle of each operation and incorporate closure planning and associated financial provisions.
At Ergo, environmental compliance is supported by a Compliance Management Tool, which integrates Environmental Impact
Assessments (“EIAs”), EMPs, water use licenses, Mining Right Conversions, Performance Assessments and Social and Labor Plans
(“SLPs”) associated with each mining right. The system incorporates spatial data pertaining to the mining right boundaries and environmental monitoring information to provide a consolidated view of compliance obligations and performance across the operation.
The Group actively monitors and manages the consumption of key natural resources (including potable water and energy) through regular operational review processes aimed at promoting efficient resource use and identifying opportunities for improvement. The principal environmental risks associated with the operations include dust generation from reclamation sites, as well as the effective management of relocated process material on certain tailings facilities. At Ergo, these risks are heightened by the increasing proximity of municipal infrastructure and residential and commercial developments to certain operational areas.

DRDGOLD Limited Form 20-F 2026
38
The impact of dust emissions on the surrounding communities and the environment is managed through a comprehensive monitoring network and ongoing stakeholder engagement. Monitoring reports are provided to regulators, municipalities, and interested and affected parties. For a residential zoned monitoring bucket, an exceedance is defined as above the dust limit of 600mg/m2/day. For a non-residential zoned monitoring bucket, an exceedance is defined as above the dust limit of 1200mg/m2/day. Mitigation measures include environmentally friendly dust suppressants applied to high impact areas, active wetting of access roads by water bowsers, and a network of high velocity sprayers on our active TSFs. The rehabilitation programs include the establishment of vegetation cover, together with the application of lime and fertilizer where required, to improve soil conditions, reduce dust generation and support long-
term environmental stability.
Environmental rehabilitation closure providing and funding
While the ultimate amount of rehabilitation costs to be incurred is uncertain, we have estimated that the total cost for Ergo, in current monetary terms as at June 30, 2026 is approximately R501.0 million (2025: R411.4 million). As at June 30, 2026, a total of R189.2 million (2025: R171.9 million) is invested in liquid money market funds and hedge funds in the Guardrisk Cell Captive, as security for financial guarantees issued for rehabilitation costs.
We have estimated that the total cost for FWGR, in current monetary terms as at June 30, 2026 is approximately R207.3 million (2025:
R142.3 million). As at June 30, 2026, a total of R634.0 million (2025: R576.2 million) is invested in liquid money market funds and hedge funds in the Guardrisk Cell Captive, as security for financial guarantees issued for rehabilitation costs. In addition, on
December 2, 2025, DRDGOLD and Sibanye Gold Proprietary Limited entered into an agreement to transfer ownership of the Kloof 2
TSF, together with the associated environmental rehabilitation liability and rehabilitation trust fund monies, to FWGR. While the rehabilitation liability and TSF ownership have transferred, the rehabilitation trust fund monies of R117.4 million remained subject to regulatory approval at June 30, 2026 and have therefore been recognised as part of other receivables. Management expects these funds to transfer to DRDGOLD during fiscal year 2027, at which point they will form part of the Group's environmental rehabilitation funding available to support the rehabilitation obligations associated with the Kloof 2 asset.
Guardrisk has guarantees in issue amounting to R943.1 million (2025: R941.3 million) to the DMPR on behalf of the DRDGOLD Group related to the Group's environmental obligations. The funds for environmental rehabilitation in the cell captive serve as collateral for these guarantees.
Legal aspects and permitting
A distinguishing feature of DRDGOLD's business is that its primary mineral resources are contained in TSFs which, under South
African common law, are generally regarded as movable property capable of separate ownership from the land on which they are situated. As a result, TSFs are legally distinguishable from underground mineral resources. Following the introduction of the MPRDA, ownership of mineral resources in situ became vested in the State and is regulated through mining and prospecting rights granted by the DMPR. However, because many TSFs constitute movable property capable of common-law ownership, certain TSFs and the minerals contained within them fall outside the direct regulatory ambit of the MPRDA and may instead be exploited pursuant to common-law ownership, applicable environmental authorizations and other regulatory approvals.
The MPRDA included transitional arrangements that enabled holders of historical mining rights to convert those rights into rights issued under the current legislative framework. Ergo successfully converted its old-order mining rights and conducts its operations under a combination of mining rights, prospecting rights, common-law ownership rights, environmental authorizations and water use licenses.
The Mineral Resources and Mineral Reserves held by FWGR were acquired from Sibanye Gold Proprietary Limited, a subsidiary of
Sibanye Stillwater Limited, in a transaction in which common law ownership was established over the various TSFs containing the said
Mineral Resources and Mineral Reserves, and control was established by Sibanye-Stillwater over DRDGOLD. FWGR conducts its operations pursuant to environmental authorizations, water use licenses and other applicable regulatory approvals. A Use and Access
Agreement with Sibanye Gold articulates the various rights, permits and licenses held by Sibanye Gold in terms of which FWGR operates, pending the transfer to FWGR of those that are transferable.
Mineral Resources and Mineral Reserves held by Ergo include ownership through common law, verified contractual arrangements, prospecting rights and various mining rights as well as the required environmental permitting. Ergo has submitted applications to renew these mining rights. The intention is to consolidate the various mining rights into a single mining right once the renewals have been granted. These applications are receiving attention from the Department of Mineral and Petroleum Resources (DMPR). Ergo has
applied to renew the mining rights for 30 years, which is the maximum allowable period as detailed in the MPRDA. These rights are enforceable until such stage as the DMPR has accepted or rejected the mining renewal applications as per the MPRDA.
Water use licenses are obtained and maintained where required, and the Group monitors ongoing compliance with license conditions and other regulatory obligations.
Our principal TSFs are subject to periodic Dam Safety Evaluations conducted by independent Approved Professional Persons and submitted to the Department of Water and Sanitation. Recommendations arising from these evaluations may result in operational changes, including restrictions on deposition activities, which could affect throughput and production. Accordingly, the Group continuously monitors the geotechnical integrity of its TSFs through established monitoring and risk management programs.
The Brakpan TSF is approaching the latter stages of its operating life. To provide future deposition capacity, Ergo is progressing the recommissioning of the adjacent Withok TSF. The public participation process has been completed and the project is currently progressing through the regulatory approval process. Delays in obtaining approvals, completing construction or commissioning replacement deposition facilities could adversely affect future production should sufficient deposition capacity not be available when required.

DRDGOLD Limited Form 20-F 2026
39
Below is a graphical representation of the permits and licenses held within the Group:

DRDGOLD GROUP STRUCTURE AND ASSOCIATE LICENSES

GP 158MR GP 184MR GP 185MR	GP 186MR GP 187MR	Currently common law owners of Mineral Resources and Mineral Reserves

Transferred surface assets from ERPM: GP 151MR

Access Rights (FWGR)
The grant of access to DRDGOLD of the:
•Driefontein 10 shaft;
•Kloof 10 shaft located in Kloof mining area that is subject to the Kloof Mining Right, for the purpose of pumping and supplying, at the cost of WRTRP, the required quantities of water, as licensed, for the WRTRP Assets;
•rights, servitudes and agreements for installation, supply and distribution and maintenance of power supply; existing and proposed pipeline routes; servitudes; wayleaves and surface right permits; and
•Driefontein 1 Gold Plant for the purpose of accessing the elution circuit.

DRDGOLD Limited Form 20-F 2026
40
Production
Ergo
For fiscal year 2026, production increased to 112,879 ounces from 111,657 ounces in fiscal year 2025 mainly due to an increase in the average yield from 0.178g/t in fiscal year 2025 to 0.185g/t in fiscal year 2026. The higher yield resulted from the processing of higher-grade material from clean-up sites, as the Company prioritized such material in response to delays in obtaining regulatory approvals for new reclamation sites. These factors also constrained tonnage throughput, which decreased from 19.5Mt in fiscal year
2025 to 19.0Mt in fiscal year 2026.
Cash operating costs increased by R58,331 per kilogram, or 5.48%, from R1,064,447 per kilogram in fiscal year 2025 to R1,122,778 per kilogram in fiscal year 2026. The increase in cash operating cost was largely due to higher fuel costs incurred combined with increased trucking activities associated with clean-up sites and other material. The continued shortage of sodium cyanide in South
Africa and higher diesel prices amid the Middle East conflict also had an impact on cash operating cost.
The following table details certain production and financial results of Ergo for the past two fiscal years.

	2026	2025

Production (metric)
Ore milled ('000 tonnes)	18,973	19,487
Recovered grade (oz/ton)	0.006	0.006
Gold produced (ounces)	112,879	111,657
Results of Operations
Revenue (R million)	8,080.0	5,671.5
Cost of sales (R million)	(4,292.8)	(3,952.9)
Cash operating costs (R million)[1]	(3,968.8)	(3,699.2)
Cash operating costs (R/kilogram)[1]	1,122,778	1,064,447
All-in sustaining costs (R/kilogram) [1]	1,221,500	1,149,134
All-in cost (R/kilogram) [1]	1,449,560	1,251,985
1Cash operating cost, cash operating costs per kilogram, all-in sustaining costs per kilogram and all-in costs per kilogram are financial measures of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations. These are all non-IFRS measures. For a reconciliation of these measures to the nearest IFRS Accounting Standards measure see "Item 5A. Operating Results -
Reconciliation of cash cost per kilogram, all-in sustaining costs per kilogram and all-in costs per kilogram.”
FWGR
For fiscal year 2026, production decreased to 42,695 ounces from 43,628 ounces produced in fiscal year 2025 mainly due to a decrease in the average yield from 0.222g/t in fiscal year 2025 to 0.218g/t in fiscal year 2026. Tonnage throughput decreased from
6.13Mt in fiscal year 2025 to 6.10Mt in fiscal year 2026.
Cash operating costs increased by R68,740 per kilogram, or 13.97%, from R492,049 per kilogram in fiscal year 2025 to R560,789 per kilogram in fiscal year 2026. The increase in cash operating cost was largely due to electricity cost increases due to both higher tariffs and a marginal increase in consumption. Higher reagent costs also impacted FWGR as reported under Ergo.
The following table details certain production and financial results of FWGR for the past two fiscal years.

	2026	2025

Production (metric)
Ore milled ('000 tonnes)	6,097	6,126
Recovered grade (oz/ton)	0.007	0.008
Gold produced (ounces)	42,695	43,628
Results of Operations
Revenue (R million)	3,079.0	2,206.7
Cost of sales (R million)	(889.2)	(798.0)
Cash operating costs (R million)[1]	(743.6)	(673.5)
Cash operating costs (R/kilogram)[1]	560,789	492,049
All-in sustaining costs (R/kilogram) [1]	639,211	549,187
All-in cost (R/kilogram) [1]	2,639,435	1,706,470
1Cash operating cost, cash operating costs per kilogram, all-in sustaining costs per kilogram and all-in costs per kilogram are financial measures of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations. These are all non-IFRS measures. For a reconciliation of these measures to the nearest IFRS Accounting Standards measure see "Item 5A. Operating Results –
Reconciliation of cash cost per kilogram, all-in sustaining costs per kilogram and all-in costs per kilogram.”

DRDGOLD Limited Form 20-F 2026
41
Mineral Reserves and Mineral Resources Estimation
The Mineral Resource and Mineral Reserve estimates presented below are effective as of June 30, 2026 and have been prepared in accordance with Subpart 1300 of Regulation S-K. The estimates and the related technical and economic assumptions are supported by the technical report summaries filed as exhibits to this Annual Report in accordance with Item 601(b)(96) of Regulation S-K. The technical report summaries were prepared by the Qualified Persons identified below.
During fiscal year 2026, the Company submitted a new TRS for the FWGR operation. The updated TRS reflects changes in the operation's Mineral Resources and Mineral Reserves, including the transfer of the Kloof 2 TSF to FWGR and the ongoing development and expansion of the operation. No new TRS has been filed for Ergo, as management and the Qualified Persons concluded that there have been no material changes to the underlying technical, economic or operational assumptions, Mineral Resources or Mineral
Reserves, or the life-of-mine plan that would require the preparation and filing of an updated TRS under Subpart 1300 of Regulation S-
K. Accordingly, the previously filed Ergo TRS remains current and continues to support the disclosure of Ergo's Mineral Resources and Mineral Reserves as at June 30, 2026.
The Company also reports Mineral Resources and Mineral Reserves in South Africa in accordance with the South African Code for the
Reporting of Exploration Results, Mineral Resources and Mineral Reserves, 2016 edition. South Africa is represented on the
Committee for Mineral Reserves International Reporting Standards.
Mineral Resources
DRDGOLD's summary Mineral Resources (Exclusive of Mineral Reserves) are set forth in the table below:
Mineral Resources (Exclusive of Mineral Reserves) as of June 30, 2026

	Measured Resources				Indicated Resources				Inferred Resources				Total
	Tonnes	Grade	Gold Content		Tonnes	Grade	Gold Content		Tonnes	Grade	Gold Content		Tonnes	Grade	Gold Content
	(Mt)	(g/tonne)	(Moz)	(tonnes)	(Mt)	(g/tonne)	(Moz)	(tonnes)	(Mt)	(g/tonne)	(Moz)	(tonnes)	(Mt)	(g/tonne)	(Moz)	(tonnes)

Ergo	—	—	—	—	36.18	0.30	0.35	10.85	—	—	—	—	36.18	0.30	0.35	10.85
FWGR [1]	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total	—	—	—	—	36.18	0.30	0.35	10.85	—	—	—	—	36.18	0.30	0.35	10.85
1Mineral Resources when stated exclusive of Mineral Reserves amount to zero for FWGR, because all Mineral Resources included in the current mine plan are reported within Mineral Reserves.
Compared to the year ended June 30, 2025, the Mineral Resources (exclusive of Mineral Reserves) at Ergo decreased by approximately 14.6% from 0.41 million ounces to 0.35 million ounces as at June 30, 2026. The decrease was primarily attributable to the conversion of Mineral Resources into Mineral Reserves following updated life-of-mine planning and reserve estimation activities.
Notes:
•Mineral Resources are reported exclusive of Mineral Reserves and in accordance with the classification criteria of Subpart 1300 of
Regulation S-K.
•The point of reference is the tailings storage facility, sand dump or other surface deposit in situ.
•The estimates are reported on a 100% ownership basis and are fully attributable to the Company.
•No geological losses have been applied because the deposits are surface tailings storage facilities or sand dumps, the material is accessible and no geological structures affect extraction.
•Figures have been rounded and may therefore result in minor computational differences.
Mineral Resources are estimates of mineralization with reasonable prospects for economic extraction and are not Mineral Reserves.
The estimates are based on surveying, drilling, sampling, assaying, metallurgical test work and geological or geostatistical interpretation. The confidence assigned to each Mineral Resource classification reflects the adequacy and reliability of these inputs and the resulting grade and tonnage estimates.
The Company’s surface deposits comprise historical tailings storage facilities, sand dumps, and silted areas. Deposits are evaluated through drilling and sampling programmes conducted on predetermined grids. The resulting information is used to estimate volume, moisture content, grade distribution, expected extraction factors and metallurgical response. The data are incorporated into block models and evaluated by the Qualified Persons for Mineral Resource classification and potential inclusion in the life-of-mine plan.
A deposit may be assessed individually or as part of an operational complex or cluster. Accordingly, an individual deposit with an average grade below the applicable plant-feed cut-off grade may remain economically extractable when processed as part of a blended complex that exceeds the applicable cut-off grade.
The principal assumptions used to determine reasonable prospects for economic extraction are as follows:

	Ergo	FWGR

Gold price (R/kg)	2,155,461	2,155,461
Working cost (R/tonne)	155	127
Plant recovery (%)	40	54
Mine call factor (%)	100	100
Cut-off grade (g/t)	0.19	0.14
The Mineral Resource estimates are subject to the inherent uncertainties associated with drilling, sampling, assaying, geological interpretation, metallurgical performance, operating costs, commodity prices and other technical and economic assumptions. See
"Item 3D, Risk Factors”, and the applicable technical report summaries for further information.

DRDGOLD Limited Form 20-F 2026
42
Mineral Reserves
DRDGOLD's summary Mineral Reserves are set forth in the table below:
Mineral Reserves as of June 30, 2026

	Proven Reserves				Probable Reserves				Total Reserves
	Tonnes	Grade	Gold Content		Tonnes	Grade	Gold Content		Tonnes	Grade	Gold Content
	(Mt)	(g/tonne)	(Moz)	(tonnes)	(Mt)	(g/tonne)	(Moz)	(tonnes)	(Mt)	(g/tonne)	(Moz)	(tonnes)

Ergo	136.10	0.300	1.31	40.83	288.00	0.250	2.34	72.00	424.10	0.266	3.65	112.83
FWGR	257.64	0.296	2.45	76.23	12.88	0.330	0.14	4.24	270.52	0.297	2.59	80.47
Total	393.74	0.297	3.76	117.06	300.88	0.253	2.48	76.24	694.62	0..278	6.24	193.30
Mineral Reserves changed in the past two fiscal years as follows:
•Mineral Reserves increased from 5.85 million ounces at June 30, 2025, to 6.24 million ounces (an increase of 7%) at June 30, 2026, mainly as a result of the classification of Kloof 2 as a Mineral Reserve and inclusion in the FWGR life-of-mine plan.
•Mineral Reserves increased from 5.53 million ounces at June 30, 2024, to 5.85 million ounces (an increase of 6%) at June 30, 2025, mainly due to the Crown Complex being included in the Ergo life-of-mine plan and the Complex was converted from an Indicated
Mineral Resource to a Probable Mineral Reserve.
Compared to the year ended June 30, 2025, the Mineral Reserves at Ergo decreased by approximately 1% from 3.68 million ounces to 3.65 million ounces as at June 30, 2026. The change was not material. The life-of-mine for Ergo based on Proven and Probable
Mineral Reserves S-K 1300 as at June 30, 2026, was 21 years (June 30, 2025: 22 years).
Compared to the year ended June 30, 2025, the Mineral Reserves at FWGR increased by approximately 19% from 2.17 million ounces to 2.59 million ounces as at June 30, 2026. Changes were mainly due to the classification of Kloof 2 as a Mineral Reserve. The life-of-mine for FWGR based on Proven and Probable Mineral Reserves under S-K 1300 as at June 30, 2026 was 20 years (June 30,
2025: 16 years).
Notes:
•Mineral Reserves are reported in accordance with Subpart 1300 of Regulation S-K.
•Mineral Reserves are based on studies completed to at least a prefeasibility-study level.
•Mineral Reserves comprise the estimated plant feed and are reported as run-of-mine tonnes and grade delivered to the processing plants.
•The estimates use a gold price of R2,155,461 per kilogram.
•No mining losses, dilution or mine call factor have been applied in the conversion of Mineral Resources to Mineral Reserves because the relevant tailings facilities are reclaimed and processed in their entirety.
•Other applicable modifying factors, including mining, processing, metallurgical, infrastructure, economic, legal, environmental and governmental factors, have been considered in the mine design, life-of-mine plan and the related capital and operating cost estimates.
•Figures have been rounded and may therefore result in minor computational differences.
•Mineral Reserve estimates are subject to legal, regulatory, environmental, technical, economic and other risks that may affect their recovery or economic viability.
The assumptions used in determining the Mineral Reserve cut-off grades are consistent with those applied to the Mineral Resource estimates:

	Ergo	FWGR

Gold price (R/kg)	2,155,461	2,155,461
Working cost (R/tonne)	155	127
Plant recovery (%)	40	54
Mine call factor (%)	100	100
Cut-off grade (g/t)	0.19	0.14
Mineral Reserves are depleted as material is reclaimed and processed. The Company monitors depletion through monthly surveys, plant-feed sampling and comparison of actual feed grades and tonnages with the estimates included in the applicable block models and life-of-mine plans. Changes identified through these procedures are reflected in the annual Mineral Resource and Mineral
Reserve estimation process.

The year on year Mineral Reserve reconciliation is shown below:	Tonnes (Mt)	Grade Au (g/t)	Au Ounces (Moz)

Mineral Reserves as at June 30, 2025	642.88	0.28	5.85
Depletion of Mineral Reserves – Ergo	(16.49)	0.32	(0.17)
Survey and other adjustments	7.22	0.56	0.15
Addition of Kloof 2 TSF	67.36	0.24	0.52
Depletion of Mineral Reserves – FWGR	(6.35)	0.55	(0.11)
Mineral Reserves at June 30, 2026	694.62	0.28	6.24
The reconciliation is based on block-model surveys. Figures have been rounded and may therefore result in minor computational differences.

DRDGOLD Limited Form 20-F 2026
43
Gold Price Assumptions
The estimation of Mineral Reserves and Mineral Resources requires the economic assessment to demonstrate reasonable prospects for economic extraction. Assumptions in the economic assessment includes a gold price. The Company has estimated the gold price based on consensus forecasts obtained from various sources which provided a range as of June 30, 2026. The lowest range of these forecasts was selected to take into account the volatility experienced in the current global economic conditions.

	Estimates as of June 30, 2026	Estimates as of June 30, 2025

Rand gold price per kilogram	2,155,461	1,689,997
Dollar gold price per ounce	4,114	2,982
ZAR/USD rate	16.30	17.63
Qualified Persons
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
Person responsible for the compilation and reporting of Ergo’s Mineral Resources is Mr Mpfariseni Mudau and for FWGR is Mr
Nicholas Weeks. The Qualified Person responsible for the compilation and reporting of Ergo’s Mineral Reserves is Professor Steven
Rupprecht and for FWGR is Mr Vaughn Duke.

Qualified Persons	Title	Address	Qualifications	Relevant years experience
Mpfariseni Mudau Pr.Sci.Nat. 400305/12	Director of The RVN Group Proprietary Limited	Willowbrook Villas, 21 Van Hoof St, Roodepoort, 1724	BSc (Hons) – Geology, MSc (Mining Engineering)	20
Professor Steven Rupprecht HFSAIMM 701013	Associate Principal Mining Engineer of the RVN Group	Willowbrook Villas, 21 Van Hoof St, Roodepoort, 1724	BSc. Mining Engineering PhD. Mechanical Engineering	39
Nicholas Weeks Pr.Sci.Nat. 155508	Director at Sound Mining International SA Proprietary Limited	Sound Mining House, 2A Fifth Avenue, Rivonia, 2128	BSc (Hons) – Geology, MGSSA	7
Vaughn Duke Pr. Eng 940314 FSAIMM 37179	Partner of Sound Mining Solution Proprietary Limited	Sound Mining House, 2A Fifth Avenue, Rivonia, 2128	BSc Mining Engineering (Hons), MBA	41
Mineral Reserves and Mineral Resources internal controls disclosure
The Company maintains internal controls over the data used to estimate and disclose its Mineral Resources and Mineral Reserves.
These controls are designed to provide reasonable assurance regarding the reliability of exploration, sampling, assaying, surveying, modelling, estimation and reconciliation information. The principal controls include:
•documented drilling, sampling and survey procedures;
•supervision of drilling and sampling by appropriately experienced technical personnel;
•technical site visits and review by the relevant Qualified Persons;
•sample identification, security and chain-of-custody procedures;
•assaying by reputable commercial laboratories with quality-assurance and quality-control procedures acceptable to the Qualified
Persons;
•review of results by operational and senior management to identify anomalies and confirm compliance with prescribed procedures;
•monthly comparison of actual plant-feed grades and tonnages with the relevant Mineral Resource and Mineral Reserve models;
•monthly surveys and annual reconciliation of estimated and actual depletion; and
•annual review and approval of the life-of-mine plans, operating costs, capital costs and other material assumptions used to support the Mineral Reserve estimates.
Mineral Reserve estimates are developed through the annual life-of-mine and budget-planning process and are supported by studies completed to at least a prefeasibility-study level. Adjustments arising from surveys, plant reconciliation, changes in assumptions or other relevant information are evaluated by management and the Qualified Persons and reflected in the following annual Mineral
Resource and Mineral Reserve statement, where appropriate.

DRDGOLD Limited Form 20-F 2026
44
Risks inherent in estimates
Uncertainties associated with the operations, and therefore the Mineral Resource and Mineral Reserve estimates, can be mitigated.
The risks inherent in these estimates are:
•Mining – while the mining method and practices are well established and conducted by experienced hydro-miners, throughput could be affected by a variety of issues, including, but not limited to availability of electricity and water.
•Quality of the Mineral Assets - the Mineral Resources and Mineral Reserves have all been adequately drilled, their likely content adequately assessed and recovery test work satisfactorily completed. The actual recoveries will be influenced by the actual Run-on-
Mine grade entering the processing plants and the amount of carbon (elemental and/or organic) in the Run-on-Mine. This risk could be managed by blending material from different TSFs, where possible.
•Plant Performance – the management of the risk of a lower-than-expected overall throughput recovery can be mitigated by ensuring optimal processing takes place at the processing plants.
•Tailings Capacity – depending on when the construction of the new or expanded TSF's are completed, deposition rates can be impacted which impacts the volumes the operations can process. Should regulatory approvals further delay the recommissioning of the Withok TSF, production may be impacted.
•Delayed Commissioning of Key Infrastructure – delays to the scheduled commissioning of key assets for Ergo and FWGR will impact on the proposed production forecast and anticipated revenues.
•TSF Design Risk – the main design risk of the Withok TSF recommissioning and the RTSF is the process of installing the synthetic liner. Should creases occur during installation, this could lead to a perforation in the liner, thus compromising the liners'
effectiveness.
•Water Supply – South Africa is a relatively dry area and predictions are that dry conditions will escalate. Mining is heavily reliant on water to transport material over large distances and for processing.
•Power Supply – power is provided by the national power supplier, Eskom. The national power supply and distribution infrastructure is severely distressed and this results in frequent disruptions to the power delivered to the South African mining industry.
•Long-term Sustainability – Continued production beyond the current LoM plan and Mineral Reserve estimate relies on available
TSFs that can be brought on line in the future. There is ample time for additional sampling and resource modelling to confirm their extent and content prior to production.
•Climate Change – extreme weather events such as droughts, extreme rainfall and high wind volumes are on the increase.
Specifically, the increase in intensity of events, such as thunderstorms on the Highveld, where the operations are situated, will impact operations. Major property, infrastructure and/or environmental damage as well as loss of human life could also be caused by extreme weather events.
•Rising Costs – The global economic environment, geopolitical tensions and inflationary pressures world-wide have led to above inflationary increases in production costs as well as an unavailability of critical material such as reagents and critical equipment which affects production and operating costs.
•Country Risk and Security – increasing inflation, corruption and poor service delivery are the primary drivers of social pressures, particularly in poorer communities. The consequences of these pressures are mostly seen in operational disruptions and increased security measures due to protest action and more crime. Protest action also results in damage to existing infrastructure.
•Gold Price – Ergo and FWGR takes full exposure to the gold price, and therefore a reduction in the price of gold may erode margins or lead to the operations making a loss.
•Uncertainties regarding supply chain – A sustained unavailability and increased cost of critical material such as reagents and critical equipment may require Ergo and FWGR to find acceptable substitute suppliers and may also require it to pay higher prices for such materials, potentially affect production and increase operating costs resulting in loss of revenue.
For additional information regarding the Company’s risks, see "Item 3D. Risk Factors".

DRDGOLD Limited Form 20-F 2026
45
Capital Expenditure
For a discussion of capital expenditures in fiscal years 2025 and 2026, see "Item 5A. Operating Results – Capital expenditure".
Capital expenditure related to material growth projects are financed on a project-by-project basis which may include bank facilities and existing cash resources. Sustaining capital expenditure is financed from cash generated from operations and existing cash resources.
Ergo
Ergo's capital expenditure is primarily focused on increasing long-term deposition capacity, improving operational flexibility and reducing operating costs through renewable energy initiatives. During fiscal year 2026, the Daggafontein TSF was successfully commissioned, with first water pumped to the facility on June 25, 2026 and first tailings deposited on July 6, 2026. The project adds approximately 120 million tonnes of deposition capacity and enables Ergo's deposition profile to be split between the Daggafontein and Brakpan TSFs.
The solar power and battery energy storage project was completed and commissioned during fiscal year 2025. The facility supplies approximately 47% of Ergo's electricity requirements and forms part of the Company's strategy to reduce reliance on the national electricity grid and lower operating costs.
Advance planning continues for the recommissioning and construction of the Withok TSF, which is expected to provide approximately
310 million tonnes of additional deposition capacity and support the long-term processing of Ergo's reserve base, including the Crown
Complex reserve area. Public participation has been completed, applications for the required environmental, waste management and water-use authorizations have been submitted, and regulatory approvals are targeted by the end of calendar year 2026. Construction is expected to commence once all required approvals have been obtained and is anticipated to be completed during 2029. Until the
Withok TSF is commissioned, Ergo is expected to be able to maintain its current throughput rate of approximately 1.65 million tonnes per month.
FWGR
FWGR's Phase 2 expansion forms part of the Company's Vision 2028 strategy and is intended to increase throughput from approximately 500 000 tonnes per month to 1.2 million tonnes per month while extending the operation's life-of-mine. The project comprises the expansion of the DP2 plant, construction of a RTSF, and development of associated pipeline infrastructure.
Construction of the DP2 expansion commenced during fiscal year 2025. The project will increase processing capacity to approximately 1.2 million tonnes per month and includes the installation of an additional elution circuit and smelt house. The new smelt house and elution circuit were commissioned in July 2026, with the remainder of the plant scheduled for commissioning by the end of the first quarter of fiscal year 2027. Once fully ramped up, the expansion is expected to increase FWGR's throughput to approximately
1.2 million tonnes per month.
The RTSF is an approximately 800-hectare, fully lined regional tailings storage facility designed to receive an initial deposition rate of
1.2 million tonnes per month and ultimately provide storage capacity for up to 800 million tonnes of tailings. Construction commenced in June 2024 and, as at June 30, 2026, the project was approximately 67% complete. The Company expects the RTSF to achieve its initial 1.2 million tonnes per month deposition capacity during the first quarter of fiscal year 2028, subject to regulatory approvals and commissioning requirements.
The associated pipeline project consists of approximately 135 kilometers of slurry, residue and return-water pipelines linking DP2, the
RTSF and the Libanon TSF reclamation area. The water use license required for the construction of the Libanon reclamation pump station was approved in July 2026 and construction of the pump station is expected to support the planned increase in FWGR throughput through the reclamation of the approximately 74.3 million tonne Libanon TSF.
ITEM 4A. UNRESOLVED STAFF COMMENTS
None.

DRDGOLD Limited Form 20-F 2026
46
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
This section should be read in conjunction with, our audited financial statements and the other financial information contained elsewhere in this Annual Report. Our financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the IASB. Our discussion contains forward looking information based on current expectations that involve risks and uncertainties, such as our plans, objectives and intentions. Our actual results may differ from those indicated in such forward looking statements.
Comparison of financial performance for the fiscal year ended June 30, 2025 with fiscal year ended June 30, 2024
This comparison analysis can be found in Item 5 of the Company’s annual report on Form 20-F for the fiscal year ended June 30, 2025 filed with the United States Securities and Exchange Commission on October 30, 2025 (SEC File no. 0-28800).
5A. OPERATING RESULTS
Business overview
We are a South African gold mining company engaged in surface gold tailings retreatment, including exploration, extraction, processing and smelting. All our surface tailings retreatment operations, including the requisite infrastructure and metallurgical processing plants, are located in South Africa.
The success of DRDGOLD’s long-term goal to extract as much gold from its assets as possible, depends to a large extent, on how effectively it continues to manage its resources.
Recovery of gold from gold tailings deposits is done with precision, using technology and processes refined over more than two decades of surface retreatment. Part of our strategy is that we perform concurrent rehabilitation so that there is only limited rehabilitation required once a site has been depleted of gold-bearing material. Sites are mined until all mine waste is removed, and process water returned by way of a closed circuit to the reclamation sites. Our processing facilities are primarily powered by electricity supplied by Eskom, supplemented by energy generated from our solar plant and BESS.
As a tailings deposit is reclaimed and cleared, the land beneath it becomes available for rehabilitation. We re-contour, re-vegetate and re-establish the ground. Over time, what was a tailings storage facility becomes rehabilitated land available for redevelopment.
Our profit for fiscal year 2026 increased compared to fiscal year 2025, mainly due to, inter alia, the following:
•the average Rand gold price received increased by 40%; and
•the increase in average yield by 2% to 0.193g/t.
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
•obtaining the relevant regulatory permits timeously to mine sites and build assets such as our TSFs; and
•government policies that could materially impact our operations.
Gold price
Our revenues are derived primarily from the sale of gold produced at our surface tailings retreatment operations. We generally take full exposure to the US Dollar spot price of gold and Rand/Dollar exchange rate. The higher the gold price, the higher our profit margin and vice versa, subject to exchange rate fluctuations. As a result, our operating results are directly impacted by the price of gold, which can fluctuate widely and is affected by numerous factors beyond our control. The average gold price for fiscal year 2026 reached record highs due to policies instituted by the US government, including the imposition of significant tariffs on various countries including South Africa changes in foreign policy and global economic uncertainty. Refer to "Item 4B. “Business Overview –
Gold Market” for a description of the factors influencing the gold price.
The following table indicates data relating to the Dollar gold spot prices for the 2026 and 2025 fiscal years:

	2026 fiscal year	2025 fiscal year	Change
	$ per ounce	$ per ounce	%

Closing gold spot price	4,007	3,303	21
Lowest gold spot price during the fiscal year	3,275	2,329	41
Highest gold spot price during the fiscal year	5,399	3,432	57
Average gold spot price for the fiscal year	4,238	2,818	50
All our operations and gold production are based in South Africa, and as a result, the impact of movements in relevant exchange rates is significant to our operating results. The average gold price in Rand (based on average spot prices for the year) increased from
R51,147 per ounce in 2025, by 39% to R71,537 per ounce in 2026.
An increase/(decrease) of 20% in the US Dollar gold price throughout fiscal year 2026 would have increased/(decreased) revenue by approximately R2,227.4 million (2025: R1,575.6 million).
An increase/(decrease) of 10% in the Rand to US Dollar exchange rate throughout fiscal year 2026 would have increased/
(decreased) revenue by approximately R1,113.7 million (2025: R787.8 million).

DRDGOLD Limited Form 20-F 2026
47
Gold production
In fiscal year 2026, gold production increased to 155,577 ounces (produced from 25.1 million tonnes milled at an average yield
0.193g/t) from 155,288 ounces in fiscal year 2025 (produced from 25.6 million tonnes milled at an average yield of 0.189g/t). This was mainly due to Ergo’s gold production which increased to 112,879 ounces in fiscal year 2026 (produced from 19.0 million tonnes milled at an average yield of 0.185g/t) from 111,657 ounces in fiscal year 2025 (produced from 19.5 million tonnes milled at an average yield of 0.178g/t). The increase in gold production, at Ergo, is mainly due to the increase in average yield despite a decrease in tonnage throughput. The higher yield resulted from the processing of higher-grade material, as Ergo prioritized such material in response to deposition constraints and delays in obtaining regulatory approvals for new reclamation sites. FWGR's production decreased to
42,695 ounces in fiscal year 2026 (produced from 6.10 million tonnes milled at an average yield of 0.218g/t) from 43,628 ounces in fiscal year 2025 (produced from 6.13 million tonnes milled at an average yield of 0.222g/t), due to lower grade material being mined at
Driefontein 3 and depletion of higher grade material from Driefontein 5.
Cash operating costs
Cash operating costs is a non-IFRS financial measure of performance that is reported to the group’s chief operating decision maker
("CODM") and is used to monitor performance – refer to "Item 18. Financial Statements – Note 23 – Operating segments”. For a reconciliation of this measure see "Item 5A. Reconciliation of cash operating costs, cash operating costs per kilogram, all-in sustaining costs, all-in sustaining costs per kilogram, all-in costs and all-in costs per kilogram”.
Cash operating costs include consumables, labor, specialized service providers, electricity and other related costs incurred in the production of gold. Consumables, water and electricity, labor, specialized service providers and other costs are the largest components of cash operating costs. A breakdown of cash operating costs into these costs is described in "Item 5A. Comparison of financial performance for the fiscal year ended June 30, 2026 with fiscal year ended June 30, 2025”.
General economic factors
We are exposed to a number of factors, which could affect our profitability, such as exchange rate fluctuations, inflation and other risks relating to South Africa. In conducting mining operations, we are subject to the inherent risks and uncertainties of the industry.
Effect of exchange rate fluctuations
For the fiscal years 2026 and 2025, all of our revenues were generated from South African operations, all of our operating costs were denominated in Rand and we derived all of our revenues in dollars before being translated to Rands. As the price of gold is denominated in Dollars which is then translated into Rands, the appreciation of the Dollar against the Rand increases our profitability, whereas the depreciation of the Dollar against the Rand reduces our profitability.
In fiscal year 2026 the average Rand gold price received increased by 40% compared to fiscal year 2025. This was a result of the combined impact of the average Dollar gold price which increased by 50% and the average exchange rate of the Rand against the
Dollar that strengthened by 7%.
In line with our long-term strategy of being an unhedged gold producer, we generally do not enter into forward gold sales contracts to reduce our exposure to market fluctuations in the Dollar gold price or the exchange rate movements. If revenue from gold sales falls for a substantial period below our cost of production at our operations, we could determine that it is not economically feasible to continue commercial production at any or all of our plants or to continue the development of some or all of our projects. However, during periods when medium-term debt is incurred to fund growth projects and hence introduce liquidity risk to the Group, we may mitigate this liquidity risk by entering into hedging instruments to achieve price protection. Refer to "Item 11. Quantitative and
Qualitative Disclosures About Market Risk – General".
Effect of inflation and exchange rates
In the past, our operations have been materially adversely affected by inflation. If there is a significant increase in inflation in South
Africa, our costs will increase and if such a cost increase is not offset by an increase in the Rand price of gold, this will negatively affect our operating results.
The movements in the Rand/Dollar exchange rate, based upon average rates during the periods presented, and the local annual inflation rate for the periods presented, as measured by the South African Consumer Price Index ("CPI"), are set out in the table below:

	2026	2025
Fiscal year	(%)	(%)
The average rand/dollar exchange rate weakened/(strengthened) by:	(7)	(3)
CPI (inflation rate)	5.0	3.5
Obtaining the relevant regulatory permits timeously to mine sites and construct assets such as our TSFs
Before commissioning a reclamation site for re-mining, certain regulatory permits must be obtained. These typically include an environmental authorization (“EA”) which is issued by the DMPR and a water use license (“WUL”) issued by the Department of Water and Sanitation (“DWS”). Delays in obtaining these licenses may affect production. For example, in the current year, more material had to be trucked at Ergo to replace material from reclamation sites where regulatory permits were delayed. Trucking of material is significantly more expensive than the hydraulic mining of material.
Furthermore, tailings storage facilities are highly regulated in South Africa. Regulatory permits to construct a tailings storage facility require an extensive process of engagement with various stakeholders, and relevant government departments. Typical permits required are EAs, waste management license (“WML”) and WULs. We are currently in the process of obtaining permits for the construction of Withok TSF at Ergo and obtaining licenses to early deposit on RTSF whilst construction is in progress. If we experience delays in obtaining these permits, production could be impacted.

DRDGOLD Limited Form 20-F 2026
48
Government policies that could materially impact operations
The South African mining industry is extensively regulated through legislation and regulations administered by various government authorities. Regulatory uncertainty remains a concern for the industry and has been identified by the Fraser Institute as a factor affecting South Africa's investment attractiveness. Although the industry’s successful challenge, of Mining Charter III, in the High
Court, that set aside certain provisions of the charter on the basis that it was purported legislation (as opposed to policy) provided greater clarity on aspects of the regulatory framework, delays in obtaining permits, licenses and regulatory approvals continue to affect the timely execution of capital projects.
The draft MPRD Bill, gazetted for public comment on May 20, 2025, could materially affect DRDGOLD’s operations by reclassifying historic mine residue stockpiles as minerals and requiring mining rights for their reclamation, making B-BBEE and transformation codes enforceable, and introducing ministerial powers over local beneficiation. The proposed changes could restrict access to these resources and delay project approvals and commissioning. DRDGOLD and the Minerals Council South Africa have submitted representations to the DMPR on these proposals.
In addition, increasing stakeholder expectations regarding ESG matters continue to raise the standards of transparency, sustainability and corporate accountability expected of mining companies. Enhanced regulatory scrutiny and growing expectations from investors, lenders, communities and other stakeholders may result in additional compliance requirements and increased operating costs. For a more detailed discussion of government policies that may impact our operations, please refer to "Item 4B. Business Overview –
Governmental regulations and their effects on our business."
Key financial and operating indicators
The table below presents the key performance measurement data for the past two fiscal years. The financial results for the fiscal years below are stated in accordance with IFRS Accounting Standards as issued by the IASB. The table includes the key performance measures for our business and its profitability, which are revenue, gold production, gold prices, operating costs, cash operating costs per kilogram, all-in sustaining costs per kilogram and all-in costs per kilogram, capital expenditure (additions to property, plant and equipment).

Fiscal year	2026	2025
Revenue (R'm)	11,159.0	7,878.2
Gold production (ounces)	155,577	155,288
Gold production (kilograms)	4,839	4,830
Gold sold (ounces)	156,413	154,902
Gold sold (kilograms)	4,865	4,818
Average spot gold price (R/kilogram)	2,299,929	1,644,366
Average gold price received (R/kilogram)	2,289,250	1,632,275
Cost of sales (R'm)	5,193.9	4,747.7
Operating costs (R'm)	4,735.2	4,404.6
Cash operating costs (R'm) (1)	4,712.4	4,372.7
Cash operating costs (R/kilogram) (1)	967,523	903,824
All-in sustaining costs (R/kilogram) (1)	1,078,068	1,001,214
All-in costs (R/kilogram) (1)	1,795,930	1,399,869
Additions to property, plant and equipment (R'm)	3,736.9	2,200.0
(1)Cash operating costs, cash operating costs per kilogram, all-in sustaining costs, all-in sustaining costs per kilogram and all-in costs and all-in costs per kilogram are non-IFRS financial measures of performance that we use to monitor performance. A reconciliation of these measures to the nearest IFRS Accounting Standards measure is included in "Item 5A. Operating Results – Reconciliation of cash operating costs, cash operating costs per kilogram, all-in sustaining costs, all-in sustaining costs per kilogram, all-in costs and all-in costs per kilogram”.
Revenue
Revenue increased by 42% to R11,159.0 million in fiscal year 2026 from R7,878.2 million in fiscal year 2025 mainly due to the average
Rand gold price received that increased by 40% to R2,289,250 per kilogram and a 47kg increase in gold sold from 4,818 kilograms in fiscal 2025 to 4,865 kilograms in fiscal 2026.
Refer to "Item 5A. Operating results – Key drivers of our operating results and principal factors affecting our operating results” for a discussion regarding the gold price received and sales volumes.
Additions to property, plant and equipment
During fiscal year 2026 capital expenditure increased by R1,536.9 million to R3,736.9 million from R2,200.0 million in fiscal year 2025.
Ergo’s capital expenditure during fiscal year 2026 increased by R393.9 million to R999.6 million from R605.7 million in fiscal year 2025.
This was mainly due to expenditure relating to the Daggafontein TSF infrastructure and pipelines being incurred in the current year.
FWGR’s capital expenditure during fiscal year 2026 increased by R1,142.7 million to R2,735.8 million from R1,593.1 million in fiscal year 2025. This was mainly due to the construction of the RTSF (and its related infrastructure) and DP2 plant expansion.

DRDGOLD Limited Form 20-F 2026
49
Comparison of financial performance for the fiscal year ended June 30, 2026 with fiscal year ended June 30, 2025
Gold revenue
The following table illustrates the year-on-year change in gold revenue (excluding silver revenue) for fiscal year 2026 in comparison to fiscal year 2025:

R million	Total	Impact of change in amount of gold sold	Impact of change in gold price	Net change	Total
	gold revenue				gold revenue
	2025				2026
Ergo	5,659.9	90.4	2,309.6	2,400.0	8,059.9
FWGR	2,204.4	(13.2)	886.1	872.9	3,077.3
Total	7,864.3	77.2	3,195.7	3,272.9	11,137.2
Gold revenue increased by R3,272.9 million, or 42%, to R11,137.2 million during fiscal year 2026. This was mainly due to the average
Rand gold price received which increased by 40% to R2,289,250 per kilogram and an increase in gold sold from 154,902 ounces to
156,413 ounces.
Cost of sales
Cost of sales amounted to R5,193.9 million in fiscal year 2026, consisting mainly of operating costs of R4,735.2 million, depreciation of
R477.2 million, a positive movement in gold in process of R5.4 million and a positive movement in the change in estimate of environmental rehabilitation of R13.1 million. These are discussed as follows:
Operating costs
Operating costs increased by 8% to R4,735.2 million for fiscal year 2026 compared to R4,404.6 million for fiscal year 2025.
The increase in operating cost at Ergo is driven by fuel costs incurred by the trucking of higher-grade material from various "clean-up"
sites and a higher reagent cost as a result of the continuing sodium cyanide shortage in South Africa. At FWGR the increase was driven by electricity cost increases due to both higher tariffs and a marginal increase in consumption. Higher reagent costs also impacted FWGR.
Depreciation
Depreciation charges were R477.2 million for fiscal year 2026 compared to R459.2 million for fiscal year 2025. Depreciation charges increased as a result of the inclusion of a full year of depreciation for the Solar plant and BESS at Ergo compared to fiscal year 2025 as well as new reclamation sites which have come on line at Ergo.
Movements in gold in process
Movement in gold in process in fiscal year 2026 amounted to a credit of R5.4 million recognized in profit or loss mainly due to an increase in the lock up of gold in process at the plants and finished inventories – Gold Bullion.
Change in estimate of environmental rehabilitation
As of June 30, 2026, we estimate our total environmental rehabilitation provision, being the discounted estimate of future costs, to be
R721.4 million as compared to R558.7 million at June 30, 2025. The increase was as a result of a R34.7 million increase in the provision due to the addition of the Kloof 2 TSF and a R114.9 million increase in the provision recognized to property, plant and equipment, due to inflationary increases in rehabilitation costs, higher demolition rates for plant infrastructure and the expansion of
FWGR infrastructure. Additionally, the environmental rehabilitation unwound by R51.0 million for the fiscal year. The increase was offset by a change in estimate of environmental rehabilitation, resulting in a R13.1 million decrease in the provision being recognized in profit or loss, primarily due to the rescheduling of non-viable TSFs at Ergo.
A total of R841.5 million (2025: R765.0 million) is invested in fixed income and hedge investment funds to secure financial guarantees provided to the DMPR through an insurance cell captive company, the Guardrisk Cell Captive. The increase is attributable to growth of R76.5 million on these funds during fiscal year 2026. As at June 30, 2026, guarantees amounting to R943.1 million were in issue to the DMPR (2025: R941.3 million). Any shortfall between the invested funds and the estimated provisions is expected to be financed by contributions to the Guardrisk Cell Captive from time to time as required over the remaining production life of the respective mining operations and, at the time of mine closure, the proceeds on the disposal of remaining assets and gold from plant clean-up.
Administration expenses and general costs
Administration expenses and general costs increased by R18.9 million from R213.8 million in fiscal year 2025 to R232.7 million in fiscal year 2026, mainly as a result of inflationary increases, increase in cash portion of single incentive scheme and an increase in the share-based payment expense.
Finance income
Finance income increased from R223.8 million in fiscal year 2025 to R245.5 million in fiscal year 2026, mainly due to higher cash and cash equivalents balances throughout the year.
Finance expense
Finance expenses increased from R73.4 million in fiscal year 2025 to R100.0 million in fiscal year 2026, mainly attributable to change in estimate of the payments made under protest resulting in a discount of R37.8 million compared to R3.3 million in fiscal year 2025.
Income tax
Income tax amounted to a charge of R1,627.0 million for fiscal year 2026 (2025: charge of R824.4 million) and consists of a current tax charge of R496.2 million (2025: nil) and a deferred tax charge of R1,130.8 million (2025: deferred tax charge of R824.4 million).
The current tax increased to R496.2 in fiscal year 2026 from nil in fiscal year 2025, driven by the increase in the gold price and Ergo having utilized all of its capital allowances and therefore moving into a tax paying position.

DRDGOLD Limited Form 20-F 2026
50
The forecast weighted average deferred tax rate of Ergo increased to 27% for fiscal year 2026 compared to 25% for fiscal year 2025.
The forecast weighted average deferred tax rate of FWGR increased to 30% for fiscal year 2026 compared to 29% for fiscal year
2025. Refer to "Item 10E. Taxation – Income Tax and Withholding Tax on Dividends” for a detailed explanation on changes in taxation laws and regulations.
Non-IFRS Measures
Set forth below is a discussion of non-IFRS measures presented in this report, including a reconciliation of such measures from the nearest measure under IFRS Accounting Standards, as well as an explanation as to why we believe that presentation of such information provides useful information to investors and additional purposes, if any, for which we use such measures.
Adjusted earnings before interest, tax, depreciation and amortization (“Adjusted EBITDA”)
Set forth below is a presentation of our Adjusted EBITDA, which is a non-IFRS measure, including the items included in this measure and a reconciliation from profit for the year. Our calculation of Adjusted EBITDA is based on the calculation of this measure as included in our Nedbank RCF agreement, which was put in place during July 2024. The Group considers the presentation of Adjusted
EBITDA as relevant to our investors as our holding company, Sibanye-Stillwater, who consolidates our results, discloses a similar non-
IFRS measure to its investors.  Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted
EBITDA is not a measure of performance under IFRS Accounting Standards and should be considered in addition to, and not as a substitute for, other measures of financial performance and liquidity.

	Year ended
Reconciliation of adjusted EBITDA	2026	2025

Profit for the year	4,255.5	2,242.7
Income tax	1,627.0	824.4
Profit before tax	5,882.5	3,067.1
Finance expense	100.0	73.4
Finance income	(245.5)	(223.8)
Results from operating activities	5,737.0	2,916.7
Depreciation	477.2	459.2
Loss on disposal of subsidiary	4.8	—
Retrenchment costs	—	16.2
Adjusted EBITDA per RCF Agreement	6,219.0	3,392.1
Share-based payment expense	41.7	30.1
Change in estimate of environmental rehabilitation recognized in profit or loss	(13.1)	(98.0)
Gain on disposal of property, plant and equipment	(0.3)	(3.7)
IFRS 16 Lease payments	(8.1)	(12.1)
Exploration and project related costs	5.5	9.2
Adjusted earnings before interest, tax depreciation and amortization ("Adjusted EBITDA") [1]	6,244.7	3,317.6
1See Glossary of Terms for definitions.
Cash operating costs, cash operating costs per kilogram, sustaining capital expenditure, all-in sustaining costs, growth capital expenditure and all-in costs per kilogram
Cash operating costs, cash operating costs per kilogram, sustaining capital expenditure, all-in sustaining costs, growth capital expenditure and all-in costs per kilogram are non-IFRS financial measures that should not be considered by investors in isolation or as alternatives to operating costs, cash generated from operating activities, profit/(loss) for the year and other items or any other measure of financial performance presented in accordance with IFRS Accounting Standards or as an indicator of our performance. While the
World Gold Council has provided guidance for the calculation of cash operating costs, cash operating costs per kilogram, all-in sustaining costs and all-in costs per kilogram as well as classification of capital expenditure between sustaining capital expenditure and growth capital expenditure, such measurements may vary significantly among gold mining companies, and these definitions by themselves do not necessarily provide a basis for comparison with other gold mining companies. However, we believe that these measures are useful indicators to investors and our management of an individual mine's performance and of the performance of our operations as a whole as they provide:
•an indication of a mine’s profitability and efficiency;
•the trend in costs;
•a measure of margin per kilogram, by comparison of the cash operating costs per kilogram to the price of gold; and
•a benchmark of performance to allow for comparison against other mines and mining companies.
For fiscal year 2026, consolidated cash operating costs per kilogram increased by 7% to R967,523 per kilogram from R903,824 per kilogram in fiscal year 2025. Consolidated all-in sustaining costs per kilogram increased by 8% to R1,078,068 per kilogram in fiscal year 2026 from R1,001,214 per kilogram in fiscal year 2025. Consolidated all-in costs per kilogram increased by 28% to R1,795,930 per kilogram of gold in fiscal year 2026 from R1,399,869 per kilogram of gold in fiscal year 2025.

DRDGOLD Limited Form 20-F 2026
51
The increase in consolidated cash operating costs per kilogram was mainly due to higher fuel costs incurred combined with increased trucking activities associated with the processing of higher-grade material at Ergo. At FWGR the increase was driven by electricity cost increases due to both higher tariffs and a marginal increase in consumption. The continued shortage of sodium cyanide in South Africa and higher diesel prices amid the Middle East conflict also had an impact on cash operating cost for both operations.
The increase in all-in sustaining costs per kilogram was mainly due to the increase in cash operating costs detailed above as well as a reduction in gold produced. The increase was moderated by a decrease in sustaining capex in fiscal year 2026 to R279.5 million from
R300.6 million in fiscal year 2025. The increase in all-in costs per kilogram was due to the increase in cash operating costs detailed above as well as a significant increase in growth capital expenditure from R1,899.4 million in fiscal year 2025 to R3,457.4 million in fiscal year 2026. Growth capital expenditure related to the Daggafontein TSF pipeline at Ergo and the RTSF construction (and related infrastructure) and DP 2 expansion at FWGR.
Reconciliation of cash operating costs, cash operating costs per kilogram, all-in sustaining costs, all-in sustaining costs per kilogram, all-in costs and all-in costs per kilogram

R millions	2026	2025

Cost of sales	5,193.9	4,747.7
Depreciation	(477.2)	(459.2)
Change in estimate of environmental rehabilitation recognized to profit or loss	13.1	98.0
Movement in gold in process and finished inventories – Gold Bullion	5.4	18.1
Operating costs	4,735.2	4,404.6
Ongoing rehabilitation expenditure	(19.7)	(19.2)
Care and maintenance costs	(0.2)	0.8
Other operating costs	(2.9)	(13.5)
Cash operating costs [1]	4,712.4	4,372.7
Movement in gold in process	(5.4)	(18.1)
Administration expenses and other costs excluding non-recurring items [1]	216.8	208.1
Other operating costs	3.6	(2.0)
Change in estimate of environmental rehabilitation	(13.1)	(98.0)
Unwinding of rehabilitation provision	51.0	58.6
Sustaining capital expenditure [1]	279.5	300.6
All-in sustaining costs [1]	5,244.8	4,821.9
Care and maintenance costs	0.2	(0.8)
Ongoing rehabilitation expenditure	19.7	19.2
Exploration expenses and transaction costs	15.1	2.7
Growth capital expenditure [1]	3,457.4	1,899.5
All-in costs [1]	8,737.2	6,742.5

Gold produced (kilograms)	4,839	4,830
Cash operating costs per kilogram (R per kilogram)	967,523	903,824
All-in sustaining costs per kilogram (R per kilogram)	1,078,068	1,001,214
All-in costs per kilogram (R per kilogram)	1,795,930	1,399,869

Reconciliation of sustaining capital expenditure and growth capital expenditure
Additions – property, plant and equipment owned	3,736.9	2,200.0
Less: Growth capital expenditure [1]	3,457.4	1,899.4
Sustaining capital expenditure [1]	279.5	300.6
1See Glossary of Terms for definitions.

DRDGOLD Limited Form 20-F 2026
52
Cash operating costs
Cash operating costs are linked directly to the level of throughput of a specific fiscal year.
The following table illustrates the year-on-year change in cash operating costs for fiscal year 2026 in comparison with fiscal year 2025.

R million	Cash operating costs	Impact of change in throughput	Impact of change in costs	Net change	Cash operating costs
	2025				2026

Ergo	3,699.2	(97.6)	367.2	269.6	3,968.8
FWGR	673.5	(3.2)	73.3	70.1	743.6
Total	4,372.7	(100.8)	440.5	339.7	4,712.4
Cash operating costs in fiscal year 2026 increased by R339.7 million to R4,712.4 million compared to cash operating costs of
R4,372.7 million in fiscal year 2025. The increase in Ergo's cash operating costs was mainly due to higher fuel costs incurred combined with increased trucking activities associated with the processing of higher-grade material at Ergo. This was in response to deposition constraints and delays in obtaining regulatory approvals for new reclamation sites, both of which constrained tonnage throughput. At FWGR, the increase in cash operating cost was largely due to electricity cost increases due to both higher tariffs and a marginal increase in consumption.
The following table lists the major components of cash operating costs for the Group for each operation and fiscal year set forth below respectively:

	Ergo			FWGR
	Year ended			Year ended
Costs	2026	2025	Costs	2026	2025

Consumables	32%	31%	Consumables	33%	33%
Labor	16%	17%	Labor	17%	18%
Electricity, water and gas	11%	13%	Electricity, water and gas	19%	19%
Specialized service providers	25%	23%	Specialized service providers	6%	6%
Machine hire	4%	4%	Machine hire	3%	3%
Security expenses	4%	4%	Security expenses	5%	5%
Other costs	8%	8%	Other costs	16%	15%
5B. LIQUIDITY AND CAPITAL RESOURCES
Cash flows from operating activities
Net cash inflow from operating activities amounted to R5,675.3 million for fiscal year 2026 (fiscal year 2025: R3,511.1 million).
Cash generated from operating activities increased during fiscal year 2026 mostly due to a 40% increase in the average Rand gold price received to R2,289,250 per kilogram and offset by a 7% increase in cash operating costs to R967,523 per kilogram. Net movement in working capital (changes in trade and other receivables, consumable stores and stockpiles and trade and other payables) amounted to a cash outflow of R219.8 million in fiscal year 2026 compared to R79.0 million cash inflow in fiscal year 2025.
The increase in cash inflows from cash generated from operations was offset by current tax paid. In fiscal year 2025, a tax refund of
R25.7 million was received compared to tax paid of R489.1 million during fiscal year 2026.
Cash flows from investing activities
Net cash utilized by investing activities amounted to R3,408.9 million in fiscal year 2026 compared to R2,283.3 million in fiscal year
2025.
In fiscal year 2026, net cash utilized by investing activities consisted mainly of R3,531.6 million cash spent on additions to property, plant and equipment, R147.5 million cash proceeds from the sale of Stellar and R24.8 million cash spent on environmental rehabilitation payments to reduce environmental liabilities with a related asset.
In fiscal year 2025, net cash utilized by investing activities consisted mainly of R2,254.9 million cash spent on additions to property, plant and equipment, and R26.1 million cash spent on environmental rehabilitation payments to reduce environmental liabilities with a related asset.
Cash flows from financing activities
Net cash outflow from financing activities was R802.6 million in fiscal year 2026 compared to net cash outflows of R443.1 million in fiscal year 2025.
During fiscal year 2026, the net cash outflow consisted mostly of dividends paid on ordinary shares amounting to R779.3 million.
During fiscal year 2025, the net cash outflow consisted mostly of dividends paid on ordinary shares amounting to R431.0 million.

DRDGOLD Limited Form 20-F 2026
53
Cash and cash equivalents
Cash and cash equivalents as at June 30, 2026 amounted to R2,770.0 million compared to R1,306.2 million at the end of fiscal year
2025. Substantially all of our cash and cash equivalents balances were denominated in South African rand.
Cash and cash equivalents as at June 30, 2026 includes restricted cash related to guarantees of R14.1 million compared to
R13.2 million at the end of fiscal year 2025.
Borrowings and funding
At June 30, 2026, we had no drawn external borrowings. To fund the significant capital expansion program at both operations, on
June 28, 2024, DRDGOLD secured a R500 million General Bank Facility ("GBF") with Nedbank Limited. The GBF was increased to include guarantees facility of R181 million (R120 million in FY2025 and further increased by R61 million in FY2026), bringing the total
GBF facility to R681 million (FY2025: R 620 million). The revolving credit facility ("RCF") of R1 billion, with an accordion facility of R500 million, is secured with Nedbank. Other than the guarantees facility that has been fully utilized, both the GBF and RCF remain undrawn as at June 30, 2026 and June 30, 2025.
Anticipated funding requirements and sources
Our cash and cash equivalents are set out above under “Cash and cash equivalents”. Management believes that existing cash resources, existing bank facilities, net cash generated from operations and long-term finance options available for long-term capital projects will be sufficient to meet the anticipated commitments of our existing operations for fiscal year 2027 of R3 billion, which are mainly for growth capital expenditure. Approximately R5.3 billion of the R10 billion planned total capital growth investment forecast, pertaining mainly to the FWGR Phase 2 project, the Daggafontein TSF pipeline construction and recommissioning of the Withok TSF was spent at June 30, 2026.
5C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
DRDGOLD has a dedicated team that looks at ways and means of improving recoveries. While the team remains active with an ongoing focus on improving extraction efficiencies, the projects undertaken during the year ended June 30, 2026 were focused on optimizing the existing facilities rather than implementing new technologies to improve extraction efficiencies. We have no registered patents or licenses.
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
For the fiscal year 2027, we are planning Group gold production of between 160,000 (4,976kg) to 170,000 (5,288kg) ounces at a cash operating unit cost of approximately R1,099,000 per kilogram and expected planned total capital growth investment forecast is around R3 billion with an all-in sustaining cost of approximately R1,230,000/kg.

Reconciliation of budgeted cost of sales to budgeted cash operating costs	R'million

Cost of sales	6,248.2
Reconciling items[1]	(615.9)
Cash operating costs[2]	5,632.3
1Includes expected depreciation of R596.4 million and ongoing environmental expenses of R18.9 million.
2See glossary of terms for definition.
Rounding of figures may result in computational discrepancies
Our ability to meet the full year’s production target could be impacted in a number of ways, including stoppages in production due to power interruptions and other risks (refer to "Item 3D. Risk Factors—Risks related to our business and operations and – Forward
Looking Statements"). We are also subject to cost pressures in the event of above inflation increases in labor, key consumables, diesel, steel and cyanide. Unforeseen changes in ore grades and recoveries, unexpected changes in the quality or quantity of reserves and resources, technical production issues, environmental and industrial accidents, gold theft, environmental factors and pollution, and delays in obtaining permits for beneficial occupation for the RTSF at FWGR could adversely impact the production, sales and cash operating costs for fiscal year 2027 and cause us to fail to meet our targets for the year.
Refer to "Item 5A. Key drivers of our operating results and principal factors affecting our operating results” for a discussion of the trends in the US Dollar gold price as well as exchange rates impacting our business.
5E. CRITICAL ACCOUNTING ESTIMATES
For more information on environmental rehabilitation obligations, refer to Note 2 – “Use of accounting assumptions, estimates and judgements” under "Item 18. Financial Statements".

DRDGOLD Limited Form 20-F 2026
54
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6A. DIRECTORS AND SENIOR MANAGEMENT
Directors and Executive Officers
Our Board of directors may consist of not less than four and not more than twenty directors. As at June 30, 2026, our Board consisted of nine directors. Riaan Davel resigned as Executive Director and Chief Financial Officer on January 31, 2026 and Henriette Hooijer
was appointed as the Chief Financial Officer on February 1, 2026. As at September 30, 2026, our Board consisted of ten directors as
Mark Hoffman was appointed on August 1, 2026.
In accordance with the JSE listing requirements and our Memorandum of Incorporation ("MOI"), one third of the directors comprising the Board of directors, on a rotating basis, are subject to re-election at each annual general shareholders’ meeting. Additionally, all directors are subject to election at the first annual general meeting following their appointment. Retiring directors normally make themselves available for re-election.
The address of each of our executive directors and non-executive directors is the address of our principal executive offices. Refer to
"Item 4A. Information on the Company – Introduction" for the company’s address.
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
Executive Directors
Niël Pretorius (59) (BProc, LLB, LLM)
Chief Executive Officer
•Member: Risk Committee
Niël Pretorius has more than 27 years of experience in the mining industry. He was appointed Chief Executive Officer of DRDGOLD on
1 January 2009, having served as CEO Designate since 21 August 2008.
Since joining DRDGOLD in May 2003 as Legal Advisor, Niël has held several senior leadership positions within the Group. He was promoted to Group Legal Counsel in September 2004, General Manager: Corporate Services in April 2005, and Chief Executive
Officer of Ergo Mining Operations (formerly DRDGOLD SA) in July 2006. In April 2008, he was appointed Managing Director of Ergo
Mining Operations.
Under his leadership, DRDGOLD has strengthened its position as a leading surface gold retreatment company, focusing on operational excellence, responsible mining practices and sustainable value creation for stakeholders. Niël also serves as an elected board member of the Minerals Council South Africa and the World Gold Council, contributing to the advancement and sustainability of the mining industry both locally and globally.
Henriette Hooijer (46) (BCom (Hons), CA(SA))
Chief Financial Officer
•Member: Social and Ethics Committee
Henriette Hooijer was appointed as the Chief Financial Officer Designate and Executive Director on 1 July 2025 and assumed the role of Chief Financial Officer on 1 February 2026, succeeding Riaan Davel. She joined DRDGOLD in May 2016 as Group Financial SOX and Compliance Manager and was appointed Financial Director of Far West Gold Recoveries Proprietary Limited (FWGR) in August
2018. In March 2024, she was appointed General Manager: Group Finance.
Prior to joining DRDGOLD, Henriette spent 11 years with KPMG, where she led and participated in audits of listed companies, including mining companies and SEC registrants. With more than 20 years of experience in the mining industry, she brings extensive expertise in financial management, reporting, governance, assurance and regulatory compliance. Henriette has played a key role in strengthening the group's financial leadership and supporting the implementation of DRDGOLD's Vision 2028 growth strategy.
Non-executive Directors
Timothy Cumming (69) (BSc (Hons) (Civil Engineering), MA (Philosophy, Politics and Economics))
Non-executive Chairman
•Chairman: Board
•Chairman: Nominations Committee
•Member: Risk Committee and Remuneration Committee
Timothy (Tim) Cumming joined the DRDGOLD Board on 1 August 2020 and was appointed non-executive Chairman and Chairman of the Nominations Committee on 1 December 2021. He is an independent non-executive director of Nedgroup Investments Limited and
Riscura Holdings Limited and previously served on the boards of Sibanye Stillwater Limited and Sasol Limited. His career spans mining, financial services and consulting. He is the founder of Scatterlinks Proprietary Limited, a South African based company providing leadership development and advisory services to senior business executives.
His career started at Anglo American Corporation of South Africa as an engineer, where he was also involved in the geotechnical design of the Ergo tailings facility. Thereafter he held senior leadership roles at Allan Gray, HSBC Securities (SA) and Old Mutual.
Other involvements include Chairmanship of the Mandela Rhodes Foundation’s Investment Committee and the Woodside Endowment
Trust.

DRDGOLD Limited Form 20-F 2026
55
Edmund Jeneker (64) (Chartered Director (SA), B Hons, IEDP, M.Inst.D., SAIPA)
Lead Independent Non-executive Director
•Chairman: Remuneration Committee and Social and Ethics Committee
•Member: Nominations Committee
Edmund Jeneker was appointed as a non-executive director in November 2007 and lead independent non-executive director in
August 2017. He has more than 32 years’ experience as an executive in banking, business strategy, advisory and management at
Grant Thornton South Africa Proprietary Limited, Swiss Re Corporate Solutions Advisors South Africa Proprietary Limited, the World
Bank Competitiveness Fund and Deloitte South Africa. He completed almost 15 years at Absa Bank and Barclays Africa Group, where he was managing executive and served as director on the boards of several subsidiaries in the Absa and Barclays Africa
Group.
Edmund is active in community social upliftment and served as a member of the Provincial Development Commission of the Western
Cape Provincial Government. He currently serves as Chairman of IZI Africa Group, member of the Social and Ethics Forum of the
Institute of Directors Southern Africa, Chairman of the Badisa NPC Investment Committee and serves on the Board of The Cape
Philharmonic Orchestra. He is a Fellow Member of the Institute of Directors SA, a Certified ESG and Climate Change Competent
Director and Chartered Director (SA).
Johan Holtzhausen (80) (BSc (Geology and Chemistry), BCompt (Hons), CA(SA))
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
As announced on the Stock Exchange News Service on 24 October 2025, Johan will be stepping down from the board of directors of
DRDGOLD with effect from the conclusion of the 2026 AGM.
Andrew Brady (51) (BCom, Post Graduate Diploma in Business Administration)
Non-executive Director
•Member: Remuneration Committee, Risk Committee and Social and Ethics Committee
Andrew Brady was appointed an independent non-executive director on 1 December 2024 and became a non-executive director on
19 August 2025. He has more than 25 years’ experience in resource-sector corporate finance and business development.
Andrew is an executive director of Clean World Capital. He was previously Senior Vice President: Business Development at Sibanye
Stillwater and a founding shareholder and Managing Director of Qinisele Resources. Qinisele Resources, an independent boutique resources advisory business played a leading role in the restructuring and consolidation of South Africa’s gold and platinum group metals industries. He has advised international and South African mining companies on investment and expansion strategies and has an extensive resources and banking network.
As announced on SENS on 13 August 2026, Andrew was appointed to the Remuneration Committee and the Social and Ethics
Committee with effect from 1 September 2026.
Thoko Mnyango (61) (Dip Juris, BJuris)
Independent Non-executive Director
•Member: Social and Ethics Committee; Nominations Committee and Risk Committee.
Thoko Mnyango was appointed as an independent non-executive director on 1 December 2016. Thoko’s career took off as a prosecutor for the KaNgwane homeland, before becoming a legal advisor for the Eastern Cape Development Corporation. Her experience in the corporate world is vast and spans over 30 years. Thoko has been in executive positions at Gijima Technologies since its inception until 2011. She has held directorships on various company boards including Gijima, EOH Mthombo Proprietary
Limited, AllPay Eastern Cape Proprietary Limited, a subsidiary of Absa Limited, and the Ryk Neethling Foundation. Thoko is known as a specialist in business development and bridging the gap between the public and private sectors. Currently she holds the position of
CEO of Vitom Holdings Proprietary Limited and Vitom Brands Communication Proprietary Limited, since 2010. Thoko is known in both the private and public sectors as a staunch advocate for transformation. Her passion for transformation began in the late 80s when she worked for a Johannesburg based Non-Governmental Organization which focused on community development.
Prudence Lebina (45) (BCom, Higher Diploma (Accounting), Certificate in Business Leadership, CA(SA))
Independent Non-executive Director
•Chairperson: Risk Committee
•Member: Audit Committee, Nominations Committee and Remuneration Committee
Prudence Lebina was appointed as an independent non-executive director on 3 May 2019. She's a chartered accountant with over 20 years' working experience in corporate finance, business development, financial reporting and stakeholder management in the mining and financial services sectors.
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

DRDGOLD Limited Form 20-F 2026
56
Charmel Flemming (43) (BAcc (Hons), CA(SA))
Independent Non-executive Director
•Member: Audit Committee; Risk Committee and Social and Ethics Committee
Charmel Flemming was appointed as an independent non-executive director on 1 August 2020. Ms Flemming is the Founder and
CEO of FTwelve, a boutique cloud-based accounting firm. She currently serves as a non-executive director of ATKV MSW and previously served as a non-executive director of Acorn Agri & Food Limited and MixTelematics Limited. Earlier in her career, she was employed by KPMG and De Beers, where she also served as a trustee on the boards of the De Beers Benefit Society Medical Aid and the De Beers Pension Fund. Charmel is a Chartered Accountant and an advocate for diversity in the financial industry and inclusivity in the boardroom.
As announced on SENS on 1 September 2026, Charmel was appointed as Chair of the Audit Committee, replacing Johan, with effect from the conclusion of the 2026 AGM.
Mark Hoffman (57) (BCom, BAcc, CA(SA))
Independent Non-executive Director
•Member: Audit Committee; Remuneration Committee and Social and Ethics Committee
Mark Hoffman was appointed as an independent non-executive director on 1 August 2026. He is a Chartered Accountant and has
worked in the professional services space for over 35 years. Mark previously served as a partner at Deloitte and KPMG in advisory and audit across multiple sectors in financial, sustainability, investor and integrated reporting. Mark is currently an independent consultant with extensive experience in dealing with corporate reporting, strategy, risk and opportunity, business performance management, internal controls, governance and integrated thinking solutions.
As announced on SENS on 13 August 2026, Mark was appointed to the Audit Committee, Remuneration Committee and Social and
Ethics Committee with effect from 1 September 2026.
Senior Management and Prescribed Officers
Jaco Schoeman (52) (National Diploma (Analytical Chemistry), BTech (Analytical Chemistry))
Chief Operating Officer
Jaco Schoeman joined DRDGOLD in 2011 as Executive Officer: Business Development, with responsibility for expanding the Group's surface retreatment business and maximising value from its existing resources. He was appointed as an Executive Director of Ergo
Mining Operations Proprietary Limited in July 2014 and subsequently assumed the role of Chief Operating Officer of the Group.
Jaco brings extensive operational and business development experience, having played a key role in advancing DRDGOLD's surface retreatment strategy and supporting the sustainable growth of the Group's operations.
Henry Gouws (57) (National Higher Diploma (Extraction Metallurgy), MDP, EDP)
Head of Operations
Henry Gouws has more than 37 years of experience in the mining industry, having held various managerial positions at Crown and
Ergo. He obtained a National Diploma in Extraction Metallurgy from Technikon Witwatersrand in 1990, followed by a National Higher
Diploma in Extraction Metallurgy in 1991. He further completed a Management Development Programme through the UNISA School of Business Leadership in 2003 and an Executive Development Programme through the University of Stellenbosch Business School in
2012.
Henry was appointed Head of Operations for DRDGOLD on 1 January 2024, with responsibility for overseeing the Group's production performance. Henry serves as a director of Ergo Mining Proprietary Limited, Far West Gold Recoveries Proprietary Limited and other
DRDGOLD subsidiaries and brings extensive operational, technical and leadership expertise to the Group.
Kevin Kruger (58) (BSc Eng, MDP, PMD, Government Certificate of Competency (Mines))
Head of Technical Services
Kevin Kruger has 36 years of experience in the mining industry across Africa. He graduated from the University of the Witwatersrand with a Bachelor of Science in Mechanical Engineering in 1989 and obtained his Government Certificate of Competency (Mines) in
1993. He further completed a Management Development Programme (MDP) and a Programme for Management Development
(PMD), strengthening his leadership and management capabilities.
Kevin was appointed Head of Technical Services at DRDGOLD on 1 June 2024 and is responsible for the execution of the Group's major projects. Previously, he served as the Managing Director of Far West Gold Recoveries Proprietary Limited, Technical Director of
Ergo Mining Operations Proprietary Limited and held several engineering management roles. He currently serves as a director of
FWGR and brings extensive technical, operational and project execution expertise to the Group.

DRDGOLD Limited Form 20-F 2026
57
Refiloe Vengeni (37) (Admitted Attorney of the High Court of South Africa, LLB, BCom)
Legal Counsel
Refiloe Vengeni was appointed Legal Counsel of DRDGOLD in November 2022. She is an admitted attorney of the High Court of
South Africa with 12 years of legal experience, including 10 years specialising in the mining sector. Prior to joining DRDGOLD, she practised law at various multidisciplinary law firms, with a specialisation on mining law and related legal advisory services.
Refiloe brings extensive expertise in legal, mining regulatory and compliance matters, supporting the organisation in navigating the complex legal and compliance landscape of the mining industry.
Mpho Mashatola (36) (BAccSc, CA(SA) , ACMA, CGMA, Post Graduate Certificate in Mining Tax)
Senior Executive: Finance
Mpho Mashatola joined DRDGOLD in 2018 and was appointed Senior Executive: Finance in August 2025. Her portfolio combines finance, investor relations and business development, with responsibility for corporate finance, treasury, taxation, technical accounting, Sarbanes-Oxley compliance, and financial and integrated reporting. Through this portfolio, she supports investor-facing reporting, capital allocation discipline, governance and strategic growth initiatives.
Mpho serves as a Non-executive Director of Rand Refinery Proprietary Limited, is a member of its Audit and Risk Committee, and attends DRDGOLD's Executive Committee meetings as a standing invitee.
Kgomotso Mbanyele (45) (ACG)
Company Secretary
Kgomotso Mbanyele was appointed Company Secretary of DRDGOLD on 25 October 2023. She has more than 17 years of company secretarial experience, including over 12 years in the mining industry. Prior to joining DRDGOLD, she served as Assistant Group
Company Secretary of Sibanye Stillwater Limited.
Kgomotso is a qualified Associate Company Secretary and a member of the Chartered Governance Institute of Southern Africa. She
brings extensive expertise in corporate governance, board administration, regulatory compliance and supporting the Board and its committees in the effective discharge of their governance responsibilities.
6B. COMPENSATION
Our MOI provides that the directors' fees should be determined from time to time in a general meeting or by a quorum of Non-
Executive Directors. The total amount of directors' remuneration paid and/or accrued for the year ended June 30, 2026 was
R86.5 million.
Non-Executive Directors received the following annual fees for fiscal year 2026:

	Fee for calendar year 2026	Fee for calendar year 2025
	R	R

Chairman of the Board[1]	1,867,002	1,769,670
Lead Independent Director[1]	1,057,968	1,002,813
NEDs	535,207	507,305
Audit Committee chairman[2]	224,040	212,360
Committee chairman[2,3]	174,254	165,169
Audit Committee member	149,360	141,574
Risk Committee and Remuneration Committee member	124,467	117,978
Nominations Committee and Social and Ethics Committee member	112,020	106,180
Investment Committee Chair – ad hoc fee per meeting	43,860	28,090
Investment Committee member – ad hoc fee per meeting	29,635	41,573
Ad hoc fee applicable for additional special meetings[4]	29,635	28,090
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

DRDGOLD Limited Form 20-F 2026
58

The following table sets forth the compensation for our directors and prescribed officers for the year ended June 30, 2026.
The disclosure detailed in this table is consistent with the disclosure requirements of the Companies Act, 2008 (Act 71 of 2008) and the JSE Listings Requirements.

Directors/Prescribed Officers	Total remuneration recognized during the year	Short-Term Incentives recognized related to this cycle	Long-term Incentives settled during this cycle	Total remuneration related to this cycle
	R'000	R'000	R'000	R'000

Executive directors
DJ Pretorius	9,334	12,002	25,498	46,834
H Hooijer	4,926	5,433	4,786	15,145
AJ Davel	3,377	—	13,574	16,951
	17,637	17,435	43,858	78,930
Non-executive directors
TJ Cumming	1,867	—	—	1,867
EA Jeneker	1,082	—	—	1,082
JA Holtzhausen	970	—	—	970
TBVN Mnyango	902	—	—	902
KP Lebina	1,120	—	—	1,120
CD Flemming	943	—	—	943
RA Brady	700	—	—	700
M Hoffman (2)	—	—	—	—
	7,584	—	—	7,584
Prescribed officers(1)
WJ Schoeman	5,894	6,500	13,574	25,968
	5,894	6,500	13,574	25,968

Total	31,115	23,935	57,432	112,482
(1)The Companies Act, 2008 (Act 71 of 2008), under section 30, requires the remuneration of prescribed officers, as defined in regulation 38 of
Company Regulations 2008, to be disclosed with that of directors of the company. A person is a prescribed officer if they have general executive authority over the company, general responsibility for the financial management or management of legal affairs, general managerial authority over the operations of the company or directly or indirectly exercise or significantly influence the exercise of control over the general management and administration of the whole or a significant portion of the business and activities of the company.
(2)M Hoffman was appointed as independent non-executive director with effect from August 1, 2026. He did not receive any compensation for the year ended June 30, 2026.
Also see "Item 6E. Share Ownership" for details of share options held by directors.
Compensation of key management
Refer to "Item 18. Financial Statements – Note 18.2 – Transactions with key management personnel" for the total compensation paid to key management (including executive and non-executive directors as well as prescribed officers).
Service Agreements
Service contracts negotiated with each executive and non-executive director incorporate their terms and conditions of employment and are approved by our Remuneration Committee.
The Company’s current executive directors, Mr. DJ Pretorius and Ms. H Hooijer, entered into agreements of employment with us, on
January 1, 2009 and July 1,2025, respectively. These agreements regulated the employment relationship with Mr. DJ Pretorius and
Ms. H Hooijer during the year ended June 30, 2026.
DJ Pretorius received from us a guaranteed remuneration package of R9.3 million per annum. Mr. DJ Pretorius is eligible under his employment agreement and in terms of the new SIP which incorporates the DSP, for an incentive bonus per annum over the duration of his appointment, on the condition that DRDGOLD achieves certain key performance indicators, along with any discretionary bonus awarded by the Remuneration Committee. Per the SIP, 67% of the incentive bonus is paid in cash and 33% received in terms of a
Deferred Share Award which vests each year evenly over a five-year period. Mr. DJ Pretorius was awarded 177,688 deferred shares in August 2025.
After providing three months written notice, Mr. AJ Davel, the previous Chief Financial Officer, resigned from the company effective from January 31, 2026.

DRDGOLD Limited Form 20-F 2026
59
On February 1, 2026, Ms. H Hooijer was appointed as the new Chief Financial Officer and entered into a new employment agreement indefinitely until terminated by either party on not less than three months’ prior written notice. Ms. H Hooijer receives from us a guaranteed remuneration package of R5.1 million per annum. H Hooijer is eligible under her employment agreement and in terms of the new SIP which incorporates the DSP, for an incentive bonus per annum over the duration of her appointment, on the condition that
DRDGOLD achieves certain key performance indicators, along with any discretionary bonus awarded by the Remuneration
Committee. Per the SIP, 67% of the incentive bonus is paid in cash and 33% received in terms a Deferred Share Award which vests each year evenly over a 5 year period. Ms. H Hooijer was awarded 55,418 deferred shares in August 2025.
Mr. TJ Cumming, Mr. EA Jeneker, Mr. JA Holtzhausen, Mrs. TBVN Mnyango, Ms. KP Lebina, Ms. CD Flemming, Mr. RA Brady and Mr.
MCA Hoffman,  entered into a service agreement which continues indefinitely until terminated by the director not less than one months’ prior written notice, the director is not recommended for re-appointment by the Board, the director is not reappointed at any
AGM, or where grounds exist for termination. Mr. MCA Hoffman was appointed on August 1, 2026.
The Company does not administer any pension, retirement or other similar scheme in which the directors receive a benefit.
6C. Board PRACTICES
Board of Directors
As at June 30, 2026, the Board of directors comprises two Executive Directors (Mr. DJ Pretorius and Ms. H Hooijer). Mr. A J Davel
resigned as the Executive Director and Chief Financial Officer on January 31, 2026 and Ms. H Hooijer appointed as Chief Financial
Officer on February 1, 2026.  As at June 30, 2026 the Board comprised of seven Non-Executive Directors (Mr. TJ Cumming, Mr. EA
Jeneker, Mr. JA Holtzhausen, Mrs. TBVN Mnyango, Ms. KP Lebina, Ms. CD Flemming, and Mr. RA Brady). The Non-Executive
Directors are independent under the New York Stock Exchange ("NYSE") requirements (as affirmatively determined by the Board of
Directors) and the South African King IV Report except Mr. RA Brady who serves as a consultant for Sibanye Stillwater Limited,
DRDGOLD’s controlling shareholder, from July 1, 2025 and Mr. TJ Cumming who previously served as an independent non-executive director of Sibanye Stillwater Limited, but resigned in May 2026. Mr. MCA Hoffman was appointed as an independent non-executive director on August 1, 2026.
In accordance with the King IV Report on corporate governance, as encompassed in the JSE Listings Requirements, and in accordance with the United Kingdom Combined Code, the responsibilities of Chairman and Chief Executive Officer are separate. Mr.
TJ Cumming is the Non-Executive Chairman, Mr. DJ Pretorius is the Chief Executive Officer and Ms. H Hooijer is the Chief Financial
Officer. The Board has established a Nominations Committee, and it is our policy for details of a prospective candidate to be distributed to all directors for formal consideration at a full meeting of the Board. A prospective candidate would be invited to attend a meeting and be interviewed before any decision is taken. In compliance with the NYSE rules a majority of independent directors will select or recommend director nominees.
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
Board meetings are held quarterly in South Africa. The structure and timing of the Company’s Board meetings, which are scheduled over two days, allows adequate time for the Non-Executive Directors to interact without the presence of the Executive Directors. The
Board meetings include the meeting of the Audit Committee, Risk Committee, Remuneration Committee and Nominations Committee
as well as the Social and Ethics Committee which act as subcommittees to the Board. Each subcommittee is chaired by one of the
Independent Non-Executive Directors, except for the Nominations Committee, each of whom provides a formal report back to the
Board. Each subcommittee is afforded adequate time to thoroughly consider and address all relevant matters. Certain senior personnel of the Company attend the subcommittee meetings as invitees.

DRDGOLD Limited Form 20-F 2026
60
The Board sets the standards and values of the Company and much of this has been embodied in the Company’s Code of Business
Conduct and Ethics (“the Code”), which is available on our website at www.drdgold.com. The Code applies to all directors, officers and employees, including the principal executive, financial and accounting officers, in accordance with Section 406 of the US
Sarbanes-Oxley Act of 2002, the related US securities laws and the NYSE rules. The Code contains provisions for employees to report violations of Company policy or any applicable law, rule or regulation, including US securities laws. A description of the significant ways in which our corporate governance practices differ from practices followed by U.S. companies listed on the NYSE can be found in "Item 16G. Corporate Governance".
Directors' Terms of Service
The table below sets out the date of appointment of each director and the period remaining in the director’s current term of office following the Company’s most recent AGM held on (November 26, 2025) of each of the directors as at June 30, 2026:

Director	Title	Year first appointed	Term of current office since latest AGM[1]

DJ Pretorius	Chief Executive Officer	2008	3 years
AJ Davel	Chief Financial Officer	2015	Resigned
H Hooijer	Chief Financial Officer	2025	7 months
TJ Cumming	Non-Executive Director	2020	1 year
EA Jeneker	Non-Executive Director	2007	2 year
JA Holtzhausen	Non-Executive Director	2014	3 years
TBVN Mnyango	Non-Executive Director	2016	3 years
KP Lebina	Non-Executive Director	2019	2 years
CD Flemming	Non-Executive Director	2020	1 year
RA Brady	Non-Executive Director	2024	1 year
1In terms of clause 25 of the MOI, one third of the directors (executive and non-executive) for the time being shall retire from office by rotation at each
AGM. The directors, eligible and available for re-election, will renew their term of service with effect from the end of the AGM, if re-elected.
Executive Committee
As at June 30, 2026, Executive Committee ("EXCO") comprise of the Chief Executive Officer, Chief Financial Officer and Chief
Operating Officer. After a review was performed to confirm the makeup of the DRDGOLD EXCO, it was decided that the Company
Secretary will no longer form part of the EXCO. The Executive Committee consisted of  Mr. DJ Pretorius (Chairman), Ms H Hooijer and
Mr. WJ Schoeman.
The EXCO meets monthly to review current operations, develop strategy and policy proposals for consideration by the Board of directors. Members of the EXCO, who are unable to attend the meetings in person, are able to participate via teleconference facilities, to allow participation in the discussion and conclusions reached. The subsidiary companies’ executives are permanent participants on the EXCO.
Board Committees
The Board has established a number of standing committees to enable it to properly discharge its duties and responsibilities and to effectively fulfill its decision-making process. Each committee acts within written terms of reference which have been approved by the
Board and under which specific functions of the Board are delegated. The terms of reference for all committees can be obtained by application to the Company Secretary at the Company’s registered office. Each committee has defined purposes, membership requirements, duties and reporting procedures. Minutes of the meetings of these committees are circulated to the members of the committees and made available to the Board. Remuneration of Non-Executive Directors for their services on the committees concerned is determined by the Board and approved by the shareholders at each AGM. The committees are subject to annual evaluation by the Board with respect to their performance and effectiveness. The following information reflects the composition and activities of these committees.
Committees of the Board of Directors
Nominations Committee
As at June 30, 2026 the Nominations Committee consisted of TJ Cumming (Chairman), EA Jeneker, JA Holtzhausen, TBVN Mnyango
and KP Lebina.
The Nominations Committee meets on a quarterly basis. All members of this committee are independent non-executive directors who are independent according to the definition set out in the NYSE Rules. It is chaired by the Board chairman who is a non-executive director (“NED”).
The key responsibilities of the Nominations Committee include the following:
•establishment of a formal process for the appointment of a director and make recommendations to the Board on the appointment of new directors;
•make recommendations on the composition of the Board and the balance between executive and non-executive directors appointed to the Board;
•drive an annual process to evaluate the Board, Board committees and individual directors;
•ensure that succession plans for the Board, chief executive officer and senior management appointments are developed and implemented;
•review Board structure, size, tenure and composition on a regular basis;
•make recommendations on directors eligible to retire by rotation; and
•apply the principles of good corporate governance and best practice in respect of nominations matters.

DRDGOLD Limited Form 20-F 2026
61
Remuneration Committee
As at June 30, 2026 the Remuneration Committee consisted of EA Jeneker (Chairman), JA Holtzhausen, KP Lebina and TJ Cumming.
The Remuneration Committee meets on a quarterly basis. All members of this committee are independent non-executive directors who are independent according to the definition set out in the NYSE Rules, except for TJ Cumming. It is chaired by an independent non-executive director.
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
The key responsibilities of the Remuneration Committee include the following:
•Evaluate the remuneration structure for Executive Directors and Senior Management and ensured that they are fairly rewarded, in the context of overall employee remuneration and taking into account the Company’s performance and remuneration philosophy;
•Conduct annual monitoring and review of the terms and conditions of Executive Directors’ service agreements;
•Determine grants to the Executive Directors and Senior Management made in terms of the SIP incorporating the DSP;
•Review and monitor the effectiveness of the Company scorecard performance;
•Maintains the Compensation Clawback Policy in accordance with the requirements of Section 303A.14 of the New York Stock
Exchange Listed company manual; and
•Considered and approved the Remuneration Policy in terms of Section 30A and 30B of the Companies Act amendments.
Audit Committee
As at June 30, 2026 the Audit Committee consisted of JA Holtzhausen (Chairman), KP Lebina and CD Flemming.
All members of the Audit Committee are independent according to the definition set out in the NYSE Rules. The committee’s charter deals with all the aspects relating to its functioning.
The Audit Committee charter sets out the committee’s terms of reference which include responsibility for:
•appointment and oversight of external auditors, audit process and financial reporting;
•oversight of internal audit; and
•overseeing the integrated reporting and assurance model.
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
The committee is responsible for making recommendations to appoint, reappoint or remove the external auditors, and the designated external audit partner as well as determining their remuneration and terms of engagement. In accordance with its policy, the committee preapproves all audit and non-audit services provided by the external auditors. BDO South Africa Inc. was reappointed by shareholders at the last AGM on November 26, 2025 to perform DRDGOLD’s external audit function, such appointment was made by the shareholders in accordance with the laws of South Africa and upon recommendation of the Board following the Audit Committee.
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

DRDGOLD Limited Form 20-F 2026
62
Risk Committee
As at June 30, 2026 the Risk Committee consisted of KP Lebina (Chairwoman), RA Brady, DJ Pretorius, TBVN Mnyango, CD
Flemming and TJ Cumming.
Roles and responsibilities:
•Oversee the development and annual review of a policy and plan for risk management to recommend for approval to the Board;
•Ensure that risk management assessments are performed on a continuous basis;
•Ensure that reporting on risk management is complete, timely, accurate and accessible;
•Oversee that the risk management plan is widely disseminated throughout the company and integrated in the day-to-day activities of the company;
•Ensure that frameworks and methodologies are implemented to increase the possibility of anticipating unpredictable risks;
•Ensure that management considers and implements appropriate risk responses; and
•Ensure co-ordination with the audit committee who will be responsible for the risk management process as far as internal controls, financial reporting and IT risks are concerned.
All members of the Risk Committee are independent according to the definition set out in the NYSE Rules, except for RA Brady and TJ
Cumming. It is chaired by an independent NED.
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
Social and Ethics Committee
As at June 30, 2026, the Social and Ethics Committee consisted of EA Jeneker (Chairman), H Hooijer, TBVN Mnyango and CD
Flemming.
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
•reviewing matters relating to labor and employment;
•reviewing and recommending the company’s code of ethics;
•reviewing and recommending any corporate citizenship policies; and
•reviewing significant cases of employee conflicts of interests, misconduct or fraud, or any other unethical activity by employees or the Company.
Investment Committee
As at June 30, 2026, the Investment Committee consisted of KP Lebina (Chairwoman),  TJ Cumming,  JA Holtzhausen, EA Jeneker
and RA Brady.
The Investment Committee assist the Board to oversee the allocation of capital and investment activities in line with the Company's strategy.
Roles and responsibilities:
•Assess capital projects and investment opportunities;
•Seek to ensure that project and investment guidelines and other procedures for the allocation of capital are consistently and properly applied;
•Consider and recommend to the Board potential projects, acquisitions and disposals in line with strategy;
•Ensures due diligence procedures are followed; and
•Monitors progress throughout the project lifecycle and periodically reports any findings to the Board.
With effect from September 1, 2026, the Board resolved to dissolve the Investment Committee. Matters previously falling within the scope of the Investment Committee's mandate are considered and dealt with directly by the Board, which retains oversight of the
Company's investment, capital allocation and strategic transaction decisions.

DRDGOLD Limited Form 20-F 2026
63
6D. EMPLOYEES
Employees
The total number of employees at June 30, 2026, of 3,975 comprises 3,107 specialized service providers and 868 employees who are directly employed by us and our subsidiary companies. Of the 868 employees directly employed by us and our subsidiary companies, 11 employees are on a fixed term employment contract.
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
Labor Relations
As at June 30, 2026, approximately 86% of our Ergo employees and 61% of our FWGR employees are members of trade unions or employee associations. South Africa's labor relations environment remains a platform for social reform. The National Union of
Mineworkers, (“NUM”), one of the main South African mining industry unions, is influential in the tripartite alliance between the ruling
African National Congress, the Congress of South African Trade Unions, (“COSATU”), and the South African Communist Party as it is
the biggest affiliate of COSATU. The relationship between management and labor unions remains cordial. The organized labor coordinating forum meets regularly to discuss matters pertinent to both parties.
A four-year wage agreement was reached with organized labor at FWGR in November 2024. A five-year wage agreement was reached with organized labor at Ergo in February 2026 providing the operation with labor stability for a reasonable period of time.
We recognize the need for transformation and have put systems and structures in place to address this at both management and
Board level. We aim to recruit in line with our transformational objectives. The composition of the Board of Directors specifically, changed significantly over the past three fiscal years and is more diverse and reflective of transformation and South Africa’s demographics.
Safety statistics
Due to the importance of our labor force, we continuously strive to create a safe and healthy working environment. The following are our fiscal 2026 overall safety statistics for our operations:

(Per million man hours)	Ergo		FWGR		Consolidated
	Year ended		Year ended		Year ended
	2026	2025	2026	2025	2026	2025

Lost time injury frequency rate (LTIFR)[1]	1.59	1.72	0.86	1.23	1.25	1.63
Reportable incidence frequency rate (RIFR)[1]	0.43	0.72	—	1.23	0.27	0.81
Fatalities	—	—	—	—	—	—
1Calculated as follows: actual number of instances divided by the total number of man hours worked multiplied by one million.
6E. SHARE OWNERSHIP
To the best of our knowledge, we believe that our ordinary shares held by directors and prescribed officers, in aggregate, do not exceed one percent of the Company’s issued ordinary share capital. For details of share ownership of directors and prescribed officers see "Item 7A. Major Shareholders".
As of June 30, 2026, directors and prescribed officers do not hold any options to purchase ordinary shares.
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
Below we describe the equity settled long term incentive schemes for the Group:
Equity-Settled Long-Term Incentive Scheme (“ELTI”)
On December 2, 2019 shareholders approved the Equity-Settled Long-Term Incentive Scheme (“ELTI”) to replace the Cash-Settled
Long-Term Incentive Scheme.
Equity settlement
The ELTI is an equity-settled scheme. Settlement may be affected through market purchases of DRDGOLD ordinary shares, the issue of authorized but unissued shares, or treasury shares.
Participants
Eligible participants are permanent employees of the Company and its subsidiaries in Category 19 and above, including executive directors but excluding non-executive directors.

DRDGOLD Limited Form 20-F 2026
64
Award of Conditional Shares
The Remuneration Committee may annually award Conditional Shares comprising:
•Performance shares; and
•Retention shares.
Participants are not required to pay for awards or shares delivered upon vesting.
Awards are granted as follows:
•80% Performance Shares; and
•20% Retention Shares.
The target award value will be referenced to market-related award quanta, and will be adjusted based upon individual performance as follows:

Individual Rating	% of Target Value Awarded

< 2.75	0%
2.75 to < 3.00	50%
3.0 to < 3.75	100%
3.75 to < 4.5	133.33%
4.5 to < 5.0	166.67%
5.0	200%
Dividend and voting rights
The Conditional Share Awards carry no dividend or voting rights, until vesting and settlement.
Vesting conditions
The first ELTI award was granted on December 2, 2019. Awards vest in two tranches:
•50% on the second anniversary of grant; and
•50% on the third anniversary of grant,
subject to the participant remaining employed by the Group until the applicable vesting date.
Retention shares
100% of the retention shares will vest if the employee remains in the employ of the Company at vesting date and individual performance criteria are met.
Performance shares
Total shareholder’s return (“TSR”) measured against a hurdle rate of 15% referencing DRDGOLD’s Weighted Average Cost of Capital
“WACC”:
•50% of the performance shares are linked to this condition; and
•all of these performance shares will vest if DRDGOLD’s TSR exceeds the hurdle rate over the vesting period.
TSR measured against a peer group of 3 peers (Sibanye-Stillwater, Harmony Gold Mining Company Limited and Pan-African
Resources Limited):
•50% of the performance shares are linked to this condition; and
•The number of performance shares which vest is based on DRDGOLD’s actual TSR performance in relation to percentiles of peer
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
The last grant in terms of the ELTI scheme was made on October 22, 2024. The ELTI scheme is replaced by the Single Incentive Plan
("SIP"), incorporating the Deferred Share Plan ("DSP").

DRDGOLD Limited Form 20-F 2026
65
Single incentive plan
To remain aligned with the latest developments in remuneration policy and to stay current with the demands of governance as well as remain competitive within the industry, the Remuneration Committee conducted a review of the current short-term and long-term incentive schemes, with the assistance of external independent advisors. The outcome of the review informed the introduction of a new simplified, Single Incentive Plan incorporating a deferred share plan, which replaced the previous scheme in fiscal year 2025.
The new plan was approved by the shareholders at the 2023 Annual General Meeting ("AGM") and implemented in the 2025 fiscal year.
The Single Incentive Plan recognises the difficulties in setting stretching but realistic performance targets in a volatile economic environment. Its aim is to move beyond measurement criteria which are focused on inflexible financial performance, much of which is driven by two factors totally beyond management control namely, the gold price and exchange rates, and give balanced weightings to financial and non-financial measures to ensure executives and senior management are held to appropriate pay-for-performance standards without being penalised or rewarded unduly for factors outside their control.
The Single Incentive Plan ("SIP") consists of a Single Incentive Policy (“Policy”) incorporating the Deferred Share Plan (“DSP”).
Salient features of the DRDGOLD single incentive policy

Single incentive plan

Components and determination:
Single Incentive = Incentive Free Cash Flow Portion + Scorecard Portion
whereby:
Incentive Free Cash Flow Portion = incentive free cash flow ("IFCF") for the relevant financial year[1] x
10% x personal share percentage[2].
Scorecard Portion = personal Cost-to-company x scorecard on-target percentage x performance multiplier.
1IFCF is defined with reference to cash generated from operating activities, less sustaining capex. In the budgeting process, if the Group believes that any capex, investment or other items should be excluded or amortised or treated in any different way for determining IFCF at the end of the year, they may make representations to the committee on the treatment of such item/s for the purposes of calculating IFCF for the IFCF Pool.
[2]The individual’s incentive free cashflow portion is capped at a percentage of their Cost to Company
(CTC) based on the applicable Paterson band in which they are employed. The personal share percentage is determined jointly by the Chief Executive Officer and the Chief Financial Officer and
approved by the Remuneration Committee.

Participants	Active employees from category 19 to 26 excluding non-executive directors. (Paterson band D Upper to F Upper).
Pay-out form	Cash payment (short-term component) Cash payment = Single Incentive x 67%	DRDGOLD Shares (long-term component) Deferred DRDGOLD shares = Single Incentive x 33% + any approved retention award
Pay-out period	Settled annually for all employees
Vesting in tranches over five years for Category 25
and 26 (F-band) and over three years for Category
19 to 24 (D Upper - E Upper) participants, without
further performance conditions and subject to
continued employment.

Basis of award	Group and individual scorecards for initial award.
Safeguards
The quantum and award of the Single Incentive will be tested against certain safeguards including a specified percentage of profit before tax and a 1% limitation on the total number of DRDGOLD shares in issue during that year.

Scorecard On-target percentages and weightings	Strategic Level	Typical title	Paterson grade	Scorecard On-target Percentage	Performance Multiplier Weighting
					Company	Personal

	Top Management, Strategic Intent	CEO	F Upper	90%	90%	10%
		CFO	F Lower	75%	90%	10%
	General Management, Strategic Execution	General Managers	E Upper	60%	90%	10%
	Senior and Middle Management	Heads of Department	E Lower	45%	90%	10%
	Middle management, qualified and experienced professionals		D Upper	45%	90%	10%

DRDGOLD Limited Form 20-F 2026
66
Group scorecard

Area	Measure	Weight	Threshold	Target	Stretch	Measures
			0%	100%	200%

Shareholders (20%)	Relative total shareholder return	10.0%	Median	Halfway between median / upper quartile	Upper quartile	Relative to that of comparators
	Return on equity	10.0%	Cost of equity	Cost of equity plus 3%	Cost of equity plus 6%	Return higher than weighted average cost of capital
Financial (30%)	Cash operating cost (R/ton)	10.0%	115%[x] Budget	110%[x] Budget	Budget	Based on the achievement vs budget, noting that budget is already a stretch target since it is based on “nameplate” capacity without de-risking for probable downtime.
	Cash operating cost (R/kg)	10.0%
	All-in sustaining cost (R/kg)	10.0%
Operations (25%)	Production (kgs)	15.0%	85%[x] Budget	90%[x] Budget	Budget	Based on the achievement vs budget, noting that budget is already a stretch target since it is based on “nameplate” capacity without de-risking for probable downtime.
	Throughput (tons)	10.0%
Current scorecard modifier evaluation (ESG factors) (10%)	Environmental	2.0%	Under- performance	Meets expectations	Exceptional	Based on current scorecard modifier evaluation, a portfolio of evidence compiled.
	Health & safety	2.0%
	Local economic development	2.0%
	Human resources development	2.0%
	Transformation	2.0%
Strategic Capital Spend Vision 2028 (15%)	Schedule	10.5%	85%[x] Schedule	90%[x] Schedule	Schedule	Based on achieving critical milestones as per the project schedule.
	Budget	4.5%	115%[x] Budget	110%[x] Budget	Budget	Based on budgeted growth capex.
Performance will be assessed based on the following:
•For "threshold performance", 0% will be scored for that performance area.
•For "on-target performance", 100% will be scored for that performance area.
•For "stretch performance", 200% will be scored for that performance area.
•Linear vesting will be applied between threshold, on-target and stretch.
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

DRDGOLD Limited Form 20-F 2026
67
Termination and adjustment rules

Active employees	Participation is only for active employees within the category 19-26 band, unless determined by the Remuneration Committee. “Active” excludes employees serving their notice period.
Temporary occupation	Any person temporarily occupying a position is not eligible to participate in the SI scheme based on this temporary position.
Determination period	Annually.
Eligibility and value	Subject to the Remunerations Committee's discretion.
Service period	Employee must be rendering services in the year the SI relates to.
New appointment	Pro-rated based on the number of months served during the applicable period.
No-fault termination	Awards and vesting in line with the SIP rules.
Pending disciplinary/poor work performance	Award or settlement suspended until proceedings concluded. Grant or settlement at the Remunerations Committee's discretion.
6F. ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION
Not applicable.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7A. MAJOR SHAREHOLDERS
On August 27, 2025, 1,726,955 new ordinary shares were issued in terms of the employee SIP incorporating the DSP. A further
1,082,033 new ordinary shares were issued in terms of the ELTI scheme on October 20, 2025, for the purposes of settling the conditional shares vesting on October 19, 2025.
As of June 30, 2026, our issued capital consisted of:
•867,397,699 ordinary shares of no par value; and
•5,000,000 cumulative preference shares.
To our knowledge, as of June 30, 2026, we were not directly or indirectly owned or controlled by another corporation or any person or foreign government, other than the controlling interest held by Sibanye-Stillwater.
On July 31, 2018, 265 million ordinary shares were issued to Sibanye-Stillwater as settlement of the purchase consideration for the acquisition of the WRTRP Assets. On January 8, 2020, Sibanye-Stillwater exercised the option granted to it to subscribe for such number of new ordinary shares in the share capital of DRDGOLD for cash resulting in Sibanye-Stillwater holding in aggregate 50.1%
of all DRDGOLD shares in issue (including treasury shares). Sibanye-Stillwater subscribed for 168,158,944 Subscription Shares at an aggregate subscription price of R1,086 million, on January 22, 2020. The Subscription Shares were allotted and issued at a price of
R6.46 per share, being a 10% discount to the 30-day volume weighted average traded price. During August 2025, Sibanye-Stillwater purchased 1.4 million additional shares in the market due to the new share issuances made by the Company to settle its employee share plan, as described in "Item 6E. Share Ownership". Accordingly, Sibanye-Stillwater's shareholding as at June 30, 2026 remained at 50.1%.
Subsequent to year end, 1,358,826 new ordinary shares were issued in terms of the employee SIP incorporating the DSP on
September 2, 2026, increasing the total issued ordinary shares to 868,756,525.
Other than the above, there are no arrangements, the operation of which may at a subsequent date result in a change in control of us.
Based on information available to us, as of June 30, 2026:
•there were 15,596 record holders of our ordinary shares, including those shares held as part of our ADR program;
•there were 476 registered holders of our ADRs in the United States, who held approximately 174,442,067 shares (17,444,207 ADRs)
or approximately 20.11% of our ordinary shares; and
•there was one record holder of our cumulative preference shares in South Africa, who held 5,000,000 cumulative preference shares or 100% of our cumulative preference shares.
The following table sets forth information regarding the beneficial ownership of our ordinary shares as of June 30, 2026 by:
•each of our directors and prescribed officers; and
•any person whom the directors are aware of as at June 30, 2026 who is interested directly or indirectly in 1% or more of our ordinary shares.

DRDGOLD Limited Form 20-F 2026
68

	Shares Beneficially owned
Holder	Number	Percent of outstanding ordinary shares

Directors/prescribed officers
D.J. Pretorius	999,816	*
H Hooijer	161,940	*
W.J. Schoeman	25,000	*

Other
SIBANYE GOLD PROPRIETARY LIMITED	434,558,944	50.10%
JP MORGAN CHASE BANK	174,442,067	20.11%
GOVERNMENT EMPLOYEES PENSION FUND	69,967,412	8.07%
CITICLIENT NOMINEES NO 8	17,066,659	1.97%
ALLAN GRAY	13,426,553	1.55%
VANGUARD TOTAL INTERNATIONAL STOCK	13,270,512	1.53%
*Indicates share ownership of less than 1% of our outstanding ordinary shares.
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
7B. RELATED PARTY TRANSACTIONS
Transactions with related parties are disclosed in "Item 18. Financial Statements - Note 5.1 – Cost of sales"
Balances owing to related parties are disclosed in "Item 18. Financial Statements - Note 15 - Trade and other payables"
Remuneration paid to key management is disclosed in "Item 18. Financial Statements - Note 18.2 – Transactions with key management personnel."
Interest in subsidiaries is disclosed in "Item 18. Financial Statements - Note 21 - Interest in subsidiaries."
Subsidiary held for sale is disclosed in "Item 18. Financial Statements - Note 22 - Asset held for sale."
Refer to "Item 18. Financial Statements - Note 28 - Related parties."
7C. INTERESTS OF EXPERTS AND COUNSEL
Not applicable.
ITEM 8. FINANCIAL INFORMATION
8A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
1.Please refer to "Item 18. Financial Statements".
2.Please refer to "Item 18. Financial Statements".
3.Please refer to "Item 18. Financial Statements".
4.The last year of audited financial statements is not older than 15 months.
5.Not applicable.
6.Not applicable.
7.Please refer to "Item 4D. Property, plant and equipment—Legal aspects and permitting".
8.DRDGOLD’s dividend policy is to return excess cash over and above the predetermined cash buffer and cash that has been reserved for specific capital projects to its shareholders. Dividends are proposed by the Audit Committee and approved by the Board based on the quarterly management accounts presented to the Board. Please refer to "Item 10B.
Memorandum and articles of association".

DRDGOLD Limited Form 20-F 2026
69
8B. SIGNIFICANT CHANGES
Significant changes that have occurred since June 30, 2026, the date of the last audited financial statements included in this Annual
Report, are discussed in the relevant notes to the financial statements under "Item 18. Financial Statements".
ITEM 9. THE OFFER AND LISTING
9A. OFFER AND LISTING DETAILS
The principal trading market for our equity securities is the Johannesburg Stock Exchange (“JSE”) (symbol: DRD). In addition, our ordinary shares have a secondary listing on A2X, where trading commenced on September 5, 2023, and our ADRs trade on the New
York Stock Exchange (symbol: DRD).
The ADRs are issued by JPMorgan Chase Bank, N.A, as depositary and managed by transfer secretary, Computershare Shareowner
Services. Each ADR represents one ADS and each ADS represents ten of our ordinary shares. Until July 23, 2007, each ADS represented one of our ordinary shares.
The cumulative preference shares are not traded on any exchange.
There have been no trading suspensions with respect to our ordinary shares on the JSE during the past three years ended June 30,
2026, nor have there been any trading suspensions with respect to our ADRs on the New York Stock Exchange since our listing on that market.
9B. PLAN OF DISTRIBUTION
Not applicable.
9C. MARKETS
See “Offer and Listing Details” above.
9D. SELLING SHAREHOLDERS
Not applicable.
9E. DILUTION
Not applicable.
9F. EXPENSES OF THE ISSUE
Not applicable.
ITEM 10. ADDITIONAL INFORMATION
10A. SHARE CAPITAL
Not applicable.
10B. MEMORANDUM AND ARTICLES OF ASSOCIATION
As of June 30, 2026, we had authorized for issuance 1,500,000,000 ordinary shares of no par value, and 5,000,000 cumulative preference shares of R0.10 par value. On this date, we had issued 867,397,699 ordinary shares. On September 2, 2026, 1,358,826 new ordinary shares were issued in terms of the SIP incorporating the DSP, increasing the issued ordinary shares as of September 30,
2026 to 868,756,525.
Set out below are brief summaries of certain provisions of our Memorandum of Incorporation ("MOI"), the Companies Act of South
Africa and the JSE Listings Requirements, all as in effect on June 30, 2026. The summary does not purport to be complete and is subject to and qualified in its entirety by reference to the full text of the MOI, the Companies Act, and the JSE Listings Requirements.
We are registered under the Companies Act of South Africa under registration number 1895/000926/06. As set forth in our MOI, the main object and business of our company is mining and exploration for gold and other minerals.
Borrowing Powers
Our directors may from time to time borrow for the purposes of the Company, such sums as they think fit, and secure the payment or repayment of any such sums, or any other sum, as they think fit, whether by the creation and issue of securities, mortgage or charge upon all or any of the property or assets of the Company. The directors shall procure that the aggregate principal amount at any one time outstanding in respect of monies so borrowed or raised by the Company and all the subsidiaries for the time being of the
Company shall not exceed the aggregate amount at that time authorized to be borrowed or secured by the Company or the subsidiaries for the time being of the Company (as the case may be).
Share Ownership Requirements
Our directors are not required to hold any shares to qualify or be appointed as a director.

DRDGOLD Limited Form 20-F 2026
70
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
The King V Report on Corporate Governance for South Africa, 2025 (King V) was released on October 31, 2025, superseding King IV, and is effective for financial years commencing on or after January 1, 2026, with early adoption encouraged. The Company did not elect to early adopt King V and has therefore continued to apply and report against the principles of King IV during the current reporting period. Like its predecessor, King V follows an "apply and explain" application regime, requiring organizations to meaningfully demonstrate how the governance principles have been applied in practice. The JSE Limited continues to require listed companies to apply the King corporate governance principles as incorporated into the JSE Listings Requirements.
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
Age Restrictions
There is no age limit for directors.
Election of Directors
Each director shall be appointed by election by way of an ordinary resolution of shareholders at a general or annual meeting of the company (“elected director (s)”) and no appointment of a director by way of a written circulated shareholders resolution in terms of section 60 of the Companies Act shall be competent.
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

DRDGOLD Limited Form 20-F 2026
71
Winding-up
If we are wound-up, then the assets remaining after payment of all of our debts and liabilities, including the costs of liquidation, shall be applied to repay to the shareholders the amount paid up on our issued capital and thereafter the balance shall be distributed to the shareholders in proportion to their respective shareholdings. On a winding up, our cumulative preference shares rank, in regard to all arrears of preference dividends, prior to the holders of ordinary shares. As of June 30, 2026, no such dividends have been declared.
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
Time limit for dividend entitlement
All unclaimed monies that are due to any shareholder/s shall be held by the company in trust for an indefinite period until lawfully claimed by such shareholder/s, subject to the Prescription Act,1969 as amended or any other law which governs the law of prescription.
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

DRDGOLD Limited Form 20-F 2026
72
10C. MATERIAL CONTRACTS
R500 million General Banking Facility and R1,500 million Revolving Credit Facility
DRDGOLD secured a R500 million general bank facility (“GBF”) with Nedbank Limited (acting through its Corporate and Investment banking division) (“Nedbank”) on June 28, 2024, as we embark on our expanded capital program for repositioning in 2028. In addition to the GBF, on July 31, 2024, DRDGOLD entered into a five-year R1 billion Revolving Credit facility (“RCF”) with a
R500 million accordion option with Nedbank.
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
DRDGOLD may elect an interest period of one or three months for a loan drawn down against the RCF facility. Loans with a one month interest period bear interest at JIBAR plus a margin of 1.5779% and loans with a three month interest period bear interest at
JIBAR plus 1.58%. A commitment fee of 30% of the margin that applies to loans with an interest period of 3 months per annum applies on the available commitment for the availability period. A utilization fee of 0.1% per annum applies on each loan for each day that the aggregate of the loans is more than 33.33% but less than 66.67% of the commitment and 0.2% per annum on each loan for each day that the aggregate of the loans is equal to or more than 66.67% of the commitment. A debt origination fee of 0.25% of the committed
R1 billion was applicable.
Relevant financial covenants pertaining to the RCF include that at each measurement date and for the measurement period(1) to which such measurement date relates(i) the interest cover ratio(2) shall not be less than 4 times and (ii) the leverage ratio shall not exceed 2 times net debt(3) to adjusted EBITDA Ratio shall not exceed 2 times.
(1)"Interest Cover" means the ratio of EBITDA to Net Finance Charges in respect of any Relevant Period.
(2)"Total Net Debt" means, at any time, the aggregate amount of all obligations of members of the Group for or in respect of Borrowings.
During financial year 2025, the GBF was amended to include a R120 million guarantees facility. During fiscal year 2026 this was increased by an additional R61 million, increasing the guarantee facility to R181 million, which has been fully utilized.
The description of the GBF and the RCF is qualified by reference to the GBF and the RCF agreements filed herewith as Exhibits.
Agreement to construct the RTSF
FWGR is currently constructing the RTSF to complete phase 2 of its life-of-mine plan and to generate sufficient tailings capacity for further expansion to the western side of Johannesburg by acquiring more resources. In June 2024, FWGR entered into an agreement with Stefanutti Stocks Inland, a division of Stefanutti Stocks Proprietary Limited (“Stefanutti Stocks”), pursuant to which Stefanutti
Stocks will construct the RTSF.
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
Introduction
Dealings in foreign currency, the export of capital and revenue, payments by residents to non-residents and various other exchange control matters in South Africa are regulated by the South African Exchange Control Regulations, or the "Regulations". The Regulations
form part of the general monetary policy of South Africa. The Regulations are issued under Section 9 of the Currency and Exchanges
Act, 1933 (as amended). In terms of the Regulations, the control over South African capital and revenue reserves, as well as the accruals and spending thereof, is vested in the Treasury (Ministry of Finance), or the Treasury.
The Treasury has delegated the administration of exchange controls to the Financial Surveillance Department of the South African
Reserve Bank, or "SARB", which is responsible for the day to day administration and functioning of exchange controls. SARB has a wide discretion. Certain banks authorized by the Treasury to co-administer certain of the exchange controls, are authorized by the
Treasury to deal in foreign exchange. Such dealings in foreign exchange by authorized dealers are undertaken in accordance with the provisions and requirements of the Currency and Exchanges Manual for Authorised Dealers, or the Authorised Dealer Manual,
and contain certain administrative measures, as well as conditions and limits applicable to transactions in foreign exchange, which may be undertaken by authorized dealers. Non-residents have been granted general approval, in terms of the Authorised Dealer
Manual, to deal in South African assets, to invest and disinvest in South Africa.
The Regulations provide for restrictions on exporting capital from the Common Monetary Area consisting of South Africa, Namibia, and the Kingdoms of Lesotho and eSwatini. Transactions between residents of the Common Monetary Area are not subject to these exchange control regulations.
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

DRDGOLD Limited Form 20-F 2026
73
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
•corporations wishing to establish new overseas ventures are permitted to transfer offshore up to R5 billion to finance approved investments abroad and up to R5 billion to finance approved new investments in African countries per calendar year. Investments in excess of R5 billion require the approval of the Financial Surveillance Department. On application to the SARB, corporations are also allowed to use part of their local cash holdings to finance up to 10% of approved new foreign investments where the cost of these investments exceeds the current limits;
•as a general rule, the SARB requires that more than 10% of equity of the acquired off-shore venture is acquired within a predetermined period of time, as a prerequisite to allowing the expatriation of funds. If these requirements are not met, the SARB may instruct that the equity be disposed of. In our experience the SARB has taken a commercial view on this, and has on occasion extended the period of time for compliance; and
•remittance of directors' fees payable to persons permanently resident outside the Common Monetary Area may be approved by authorized dealers, in terms of the Authorised Dealer Manual.
Authorized dealers in foreign exchange may, against the production of suitable documentary evidence, provide forward cover to
South African residents in respect of fixed and ascertained foreign exchange commitments covering the movement of goods.
Private individuals who cease to be residents for tax purposes are entitled to transfer their assets abroad subject to obtaining a Tax
Compliance Status letter from SARS. The balance of such individuals’ funds will be held under the control of an authorized dealer.
These funds may only be invested in:
•blocked current, savings, interest bearing deposit accounts in the books of an authorized dealer in the banking sector;
•securities quoted on the JSE and financial instruments listed on a South African exchange which are deposited with an authorized dealer and not released except temporarily for switching purposes, without the approval of the Financial Surveillance Department.
Authorized dealers must at all times be able to demonstrate that listed or quoted securities or financial instruments which are dematerialized or immobilized in a central securities depository are being held subject to the control of the authorized dealer concerned; or
•mutual funds.
Aside from the investments referred to above, blocked Rands may only be utilized for very limited purposes. Dividends declared out of capital gains or out of income earned prior to ceasing tax residency remain subject to the blocking procedure. It is not possible to predict when existing exchange controls will be abolished or whether they will be continued or modified by the South African
Government in the future.
In April 2026, Draft Capital Flow Management Regulations were published to replace the Regulations. The deadline for public comment on the draft regulations was June 30, 2026. The draft regulations also incorporate crypto assets within the capital flow management framework. This development signals a potential fundamental shift in the regulatory framework from exchange controls to capital flow management. However until these Regulations become effective, the current Exchange Control dispensation as set out above is still applicable.
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

DRDGOLD Limited Form 20-F 2026
74
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
Income Tax and Withholding Tax on Dividends and Interest
Non-residents will pay income tax on any amounts received by or accrued to them from a source within (or deemed to be within)
South Africa.
Section 64F of the Income Tax Act, 1962 or the “Income Tax Act” sets out beneficial owners who are exempt from the dividend tax which includes resident companies receiving a dividend after the effective date, being April 1, 2012. For dividends paid to non-
residents the rate of dividend tax is 20%, unless an applicable Double Tax Agreement grants a reduction in the dividends tax rate.
Interest earned by a non-resident natural person on a debt instrument issued by a South African company will be regarded as being derived from a South African source but is generally exempt from South African normal income tax in terms of Section 10(1)(i) of the
South African Income Tax Act, 1962 (as amended), or the Income Tax Act. This exemption applies to so much of any interest and dividends (which are not otherwise exempt) received from a South African source not exceeding (a) R34,500 if the taxpayer is 65 years of age or older or (b) R23,800 if the taxpayer is younger than 65 years of age at the end of the relevant tax year.
South Africa levies a withholding tax on interest at the rate of 15% on interest paid by any person to or for the benefit of a non-resident from a South African source in terms of Part IVB of the Income Tax Act, unless an applicable Double Tax Agreement grants a reduction in the interest withholding tax rate.
Corporate Income Tax Rates and other relevant provisions
In fiscal years 2026, the tax rates for taxable mining income for Ergo was 25.7% (2025: nil) and for FWGR was nil (2025: nil). The gold mining tax formula for determining the South African gold mining tax rate for fiscal 2026 was Y = 33 - 165/X (fiscal year 2025: Y = 33 -
165/X) where Y is the percentage rate of tax payable and X is the ratio of taxable income, net of any qualifying capital expenditure that bears to gold mining income derived, expressed as a percentage. The tax rate for non-mining taxable income was 27% for both fiscal years 2026 and 2025 respectively.
On February 23, 2022, the Minister of Finance announced that the corporate income tax (“CIT”) rate will be lowered from 28% to 27%
for companies with years of assessment commencing on or after April 1, 2023. The mining operations of the Group accounts for income tax using the gold mining tax formula as opposed to the CIT rate. The gold mining tax formula was changed to Y = 33 - 165/X for years of assessment commencing on or after April 1, 2023.
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

DRDGOLD Limited Form 20-F 2026
75
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

DRDGOLD Limited Form 20-F 2026
76
For U.S. foreign tax credit purposes, dividends received on ordinary shares or ADRs will generally be treated as income from foreign sources and will generally constitute passive category income. Subject to certain conditions and limitations, a U.S. Holder eligible for the benefits of the Treaty may be eligible to claim a foreign tax credit in respect of any South African income taxes paid or withheld with respect to dividends on ordinary shares or ADRs to the extent such taxes are nonrefundable under the Treaty. The rules governing foreign tax credits are complex, and U.S. Treasury regulations (“Final FTC Regulations”) impose additional requirements that must be met for a foreign tax to be creditable for U.S. Holders that do not elect to apply, or do not qualify for, the benefits of the
Treaty. However, the IRS has issued notices (the “Notices”) indicating that the U.S.. Treasury and the IRS are considering proposing amendments to the Final FTC Regulations and allow taxpayers, subject to certain conditions, to defer the application of many aspects of the Final FTC Regulations until the date when a notice or other guidance withdrawing or modifying this temporary relief is issued (or any later date specified in such notice or other guidance). Alternatively, a U.S. Holder may elect to deduct such taxes in computing its taxable income for U.S. federal income tax purposes. A U.S. Holder’s election to deduct foreign taxes instead of claiming foreign tax credits applies to all creditable foreign income taxes paid or accrued in the relevant taxable year. The rules regarding foreign tax credits and the deductibility of foreign taxes are complex. All U.S. Holders should consult their tax advisors regarding the availability of foreign tax credits and the deductibility of foreign taxes in light of their particular circumstances.
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
A U.S. Holder of ordinary shares or ADRs that are treated as “marketable stock” may be able to avoid the imposition of the special tax and interest charge described above by making a mark-to-market election. Pursuant to this election, the U.S. Holder would include in ordinary income or loss for each taxable year an amount equal to the difference between, as of the close of the taxable year, the fair market value of the ordinary shares or ADRs and the U.S. Holder's adjusted tax basis in such ordinary shares or ADRs. Losses would be allowed only to the extent of net mark-to-market gain previously included by the U.S. Holder under the election for prior taxable years. If a U.S. Holder makes a mark-to-market election, then, in any taxable year for which we are classified as a PFIC, tax rules that apply to distributions by corporations that are not PFICs would apply to distributions by us (except that the lower applicable capital gains rate for qualified dividend income would not apply). If a U.S. Holder makes a valid mark-to-market election and we subsequently cease to be classified as a PFIC, the U.S. Holder will not be required to take into account the mark-to-market income or loss described above during any period that we are not classified as a PFIC. In addition, because, as a technical matter, a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. U.S. Holders should consult their tax advisors with respect to the application and effect of making the mark-to-
market election for their ordinary shares or ADRs.
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

DRDGOLD Limited Form 20-F 2026
77
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
+27-11-470-2600.
10I. SUBSIDIARY INFORMATION
Not applicable.

DRDGOLD Limited Form 20-F 2026
78
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
General
We are exposed to market risks arising in the ordinary course of business, principally commodity price risk, foreign currency risk and interest rate risk. Our objective is to manage these risks in a manner that supports our operational and strategic objectives while preserving financial flexibility. Detailed quantitative and qualitative information regarding these risks, including sensitivity analyses, is provided in "Item 18. Financial Statements - Note 27 - Financial instruments" to the consolidated financial statements.
Commodity price risk
Our revenues, cash flows and profitability are substantially dependent on the Rand gold price, which is influenced by both the international U.S. Dollar gold price and the U.S. Dollar/Rand exchange rate. Fluctuations in the Rand gold price may materially affect our financial position, results of operations, cash flows and the economic viability of our mineral reserves and resources.
Consistent with our long-term strategy, we generally remain unhedged and did not enter into material gold hedging arrangements during fiscal year 2026.
Foreign currency risk
Although our functional and reporting currency is the South African Rand, gold sales are denominated in U.S. Dollars while substantially all operating and capital costs are incurred in Rand. As a result, our operating results and cash flows are exposed to fluctuations in the U.S. Dollar/Rand exchange rate.
We did not enter into material foreign currency hedging arrangements during fiscal year 2026.
Interest rate risk
Our exposure to interest rate risk arises primarily from cash and cash equivalents, investments and other interest-bearing financial assets. Changes in market interest rates may affect the returns earned on these balances and, where applicable, the cost of borrowings.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
See "Item 9. The Offer and Listing Details".
12A. DEBT SECURITIES
Not applicable.
12B. WARRANTS AND RIGHTS
Not applicable.
12C. OTHER SECURITIES
Not applicable.
12D. AMERICAN DEPOSITARY SHARES
Depositary Fees and Charges
JP Morgan Chase Bank ("JP Morgan") was appointed as the depositary bank (“Depositary”) for DRDGOLD’s American Depositary
Receipt program, effective June 30, 2025. Prior to JP Morgan Chase Bank’s appointment, the Bank of New York Mellon served as
DRDGOLD’s Depositary.
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
1These fees are typically paid to the Depositary by the brokers on behalf of their clients receiving the newly-issued ADSs from the Depositary or delivering the ADSs to the Depositary for cancellation. The brokers in turn charge these transaction fees to their clients.

DRDGOLD Limited Form 20-F 2026
79
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
The Depositary collects its fees described above at the time the relevant service is provided. Fees for cash distributions may be deducted from amounts distributed or satisfied through the sale of distributable property. The Depositary may also collect annual depositary service fees by deduction from cash distributions, direct billing of investors, or through participants acting on their behalf.
The Depositary may refuse to provide fee-attracting services until outstanding fees have been paid.
Depositary Payments
JP Morgan, as Depositary, agreed to reimburse DRDGOLD an amount mainly consisting of accumulated contributions towards the
Company’s investor relations activities (including investor meetings, conferences and fees of investor relations service vendors).
DRDGOLD is entitled to a 97% (June 30, 2025 and June 30, 2024: Bank of New York Mellon reimbursed 25%) share of the dividend fees which amounts to approximately $904 807 for the year ended June 30, 2026 (June 30, 2025:  $68 010, June 30, 2024:  $90 988).
After the deduction of other fees, the annual reimbursement for the year ended June 30, 2026 amounts to approximately $785 965
(June 30, 2025: $35 135, June 30, 2024: $75 000).
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
There have been no material defaults in the payment of principal, interest, a sinking or purchase fund installment, or any other material defaults with respect to any indebtedness of ours.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None
ITEM 15. CONTROLS AND PROCEDURES
15(a). Disclosure Controls and Procedures
As of June 30, 2026, our management, with the participation of our Chief Executive Officer and Chief Financial Officer has evaluated the effectiveness of our disclosure controls and procedures (as this term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange
Act). Our management, including the Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures were effective as of June 30, 2026.
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
15(b). Management’s Annual Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer and effected by our Board, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards. Under Section 404(a) of the Sarbanes
Oxley Act of 2002, management is required to assess our internal controls surrounding the financial reporting process as at the end of each fiscal year. Based on that assessment, management is to determine whether or not our internal controls over financial reporting are effective.
Internal control over financial reporting includes those policies and procedures that:
•pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;
•provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS Accounting Standards, and that our receipts and expenditures are being made only in accordance with authorizations of our management and Board; and
•provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.
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

DRDGOLD Limited Form 20-F 2026
80
Our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2026. In making this assessment, our management used the criteria set forth by the Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment and those criteria, our management concluded that as of June 30, 2026 our internal control over financial reporting was effective.
15(c). Attestation Report of the independent registered public accounting firm
The effectiveness of internal control over financial reporting as of June 30, 2026 was audited by BDO South Africa Inc., independent registered public accounting firm, as stated in their report included in "Item 18. Financial Statements".
15(d). Changes in Internal Control Over Financial Reporting
During the year ended June 30, 2026, there have not been any changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16. [RESERVED]
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Mr. J.A. Holtzhausen, Chairman of the Audit Committee, has been determined by our Board to be an audit committee financial expert within the meaning of the Sarbanes-Oxley Act, in accordance with the Rules of the NYSE, and rules promulgated by the SEC and independent both under the NYSE Rules and the South African Johannesburg Stock Exchange Rules. The Board is satisfied that the skills, experience and attributes of the members of the Audit Committee are sufficient to enable those members to discharge the responsibilities of the Audit Committee.
ITEM 16B. CODE OF ETHICS
We have adopted a Code of Business Conduct and Ethics that applies to all senior executives including our Non-Executive Chairman, the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and Directors at our mining operations as well as all other employees. In the 2025 fiscal year we updated the Code of Business Conduct and Ethics. The Code of Business Conduct and Ethics
can be accessed on the Company’s website at the following web address: www.drdgold.com/about-us/governance.
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
BDO South Africa Inc. has served as our independently registered public accountant for the fiscal years ended June 30, 2026 and
2025. The audited financial statements appear in this Annual Report. The Annual General Meeting elects the auditors annually.
The following table presents the aggregate fees for professional audit services and other services rendered by BDO South Africa Inc.
to us in fiscal year 2026 and 2025 respectively:
Audit Fees
Audit fees billed for the annual audit services engagement, which are those services that the external auditor reasonably can provide, include the company audit; statutory audits; comfort letters and consents; attest services; and assistance with and review of documents filed with the SEC.

Auditors' remuneration	Year ended
	2026	2025
	Rm	Rm

Audit fees	8.8	8.5
All other fees	0.8	0.7
Total	9.6	9.2
All Other Fees
The all other fees during fiscal year 2026 consist of the following:
•R0.8 million with respect to limited assurance provided by BDO Advisory Services (Pty) Ltd on specified items contained in our
Annual Integrated Report for fiscal year 2026;
The all other fees during fiscal year 2025 consist of the following:
•R0.7 million with respect to limited assurance provided by BDO Advisory Services (Pty) Ltd on specified items contained in our
Annual Integrated Report for fiscal year 2025.
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

DRDGOLD Limited Form 20-F 2026
81
ITEM 16G. CORPORATE GOVERNANCE
As a foreign private issuer with shares listed on the NYSE, we are subject to corporate governance requirements imposed by NYSE.
Under section 303A.11 of the NYSE Listing Standards, a foreign private issuer such as us may follow its home country corporate governance practices in lieu of certain of the NYSE Listing Standards on corporate governance. DRDGOLD's home country corporate governance practices are regulated by the Listings Requirements of the JSE (the “JSE Listings Requirements”). We are also exempt from certain NYSE corporate governance requirements as a “controlled company”. The following paragraphs summarize the significant ways in which DRDGOLD's home country corporate governance standards and its corporate governance practices differ from those followed by domestic companies under the NYSE Listing Standards.
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
•The NYSE Listing Standards require U.S. listed companies to have a nominating/corporate governance committee composed entirely of independent directors. The JSE Listings Requirements also require the appointment of such a committee, and stipulate that all members of this committee must be non-executive directors, the majority of whom must be independent. DRDGOLD has a
Nominations Committee which currently comprises five non-executive directors, all of whom are independent under the NYSE
Listing Standards and the JSE Listings Requirements, except for T.J. Cumming. The Nominations Committee is chaired by the
Chairman of DRDGOLD.
•The NYSE Listing Standards require U.S. listed companies to have a compensation committee composed entirely of independent directors. The JSE Listings Requirements merely require the appointment of such a committee but not that its members be independent. DRDGOLD has appointed a Remuneration Committee, currently comprising six Board members, all of whom are independent under both the JSE Listings Requirements and the NYSE Listing Standards, except for RA Brady and  TJ Cumming.
ITEM 16H. MINE SAFETY DISCLOSURES
Not applicable
ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable
ITEM 16J. INSIDER TRADING POLICIES
DRDGOLD has adopted an insider trading policy that aims to ensure compliance with applicable trading laws, rules, regulations and applicable listing requirements. The policy governs the purchase, sale and other dispositions of DRDGOLD's securities by directors, senior management and employees. Refer to “Directors' and Employees' Dealing Policy and Procedures” as contained in Exhibit 11.1 for further details.

DRDGOLD Limited Form 20-F 2026
82
ITEM 16K. CYBERSECURITY
Cybersecurity Risk Management and Strategy
Processes for identifying and assessing material cybersecurity risks
DRDGOLD's operations rely on digital systems and infrastructure to support mining, processing, renewable energy and corporate activities. The Group has established processes to identify, assess and manage cybersecurity risks that could affect its operations, assets, information systems or stakeholders. Cybersecurity risks are evaluated through periodic risk assessments performed by the
Information Technology and Risk & Assurance functions using tools and methodologies aligned with recognised cybersecurity frameworks, including ISO/IEC 27001, the NIST Cybersecurity Framework and the CIS Critical Security Controls. These assessments consider threats to information systems, operational technology, data confidentiality, system availability and third-party connectivity.
The Group's cybersecurity programme incorporates continuous monitoring activities, employee awareness training, vulnerability identification, control self-assessments and independent assurance reviews. An external cybersecurity assurance provider is engaged through the Combined Assurance Framework to evaluate the effectiveness of cybersecurity risk management processes and key controls.
Integration into enterprise risk management
Cybersecurity risks are integrated into DRDGOLD's Enterprise Risk Management ("ERM") framework and are assessed using the same risk identification, evaluation, mitigation and reporting processes applied to other strategic, operational, financial and compliance risks. Cybersecurity risks are recorded, monitored and reported through the Group's risk management processes and are considered when evaluating the Group's overall risk profile and risk appetite.
The Group also evaluates cybersecurity risks associated with third-party service providers and other external parties that have access to its systems or data. Critical vendors are required to provide assurance regarding their cybersecurity controls through independent assurance reports or cybersecurity assessments. The results of these assessments are incorporated into the Group's broader risk management processes.
Governance
Management oversight of cybersecurity risks
Management is responsible for assessing and managing cybersecurity risks. Responsibility for cybersecurity governance is led by the
Head of Cybersecurity ("HCS"). The HCS oversees the Group's cybersecurity strategy, risk management activities and incident response capabilities, and is responsible for the day-to-day management of cybersecurity risks, implementation of security controls and remediation of identified vulnerabilities and control deficiencies.
Management receives information regarding cybersecurity risks and control effectiveness through ongoing monitoring activities, risk assessments, assurance reviews and incident management processes. Cybersecurity matters are periodically reported to executive management and considered as part of the Group's broader risk management and business resilience processes.
Board of directors oversight of cybersecurity risks
The Board oversees cybersecurity risk as part of its broader responsibility for risk governance. Oversight is delegated to the Risk
Committee, which receives periodic reports regarding cybersecurity risks, emerging threat trends, control effectiveness and significant incidents, if any. The Risk Committee monitors management's processes for identifying, assessing and managing cybersecurity risks and reports significant matters to the Board.
The Audit Committee receives updates relating to information technology controls and cybersecurity matters relevant to the integrity of the Group's control environment and financial reporting processes. Through these governance structures, the Board maintains oversight of material cybersecurity risks and management's response to such risks.
Cybersecurity incidents
During the financial year ended June 30, 2026, DRDGOLD did not identify any cybersecurity incidents that had a material impact, or are reasonably likely to have a material impact, on the Group's business strategy, results of operations or financial condition.

DRDGOLD Limited Consolidated Annual Financial Statements 2026
83
PART III
ITEM 17. FINANCIAL STATEMENTS
Not applicable.

ITEM 18. FINANCIAL STATEMENTS

	The following annual financial statements and related auditor’s report are filed as part of this Annual Report

		Page
Report of Independent Registered Public Accounting Firm	Firm ID:	F-1- to F-4
Reports for the years ended 30 June 2026, 2025 and 2024 - BDO South Africa Inc.	1368
	Consolidated statement of profit or loss and other comprehensive income for the years ended 30 June 2026, 2025 and 2024	F-5
	Consolidated statement of financial position at 30 June 2026 and 2025	F-6
	Consolidated statement of changes in equity for the years ended 30 June 2026, 2025 and 2024	F-7
	Consolidated statement of cash flows for the years ended 30 June 2026, 2025 and 2024	F-9
Notes to the consolidated financial statements		F-10 to F-50

		Note
About these consolidated financial statements		1
Use of accounting assumptions, estimates and judgements		2
New standards, amendments to standards and interpretations		3
Performance
Revenue		4
Results from operating activities		5
Cost of sales		5.1
Administration expenses and other costs		5.2
Finance income		6
Finance expense		7
Earnings per share		8
Resource assets and related liabilities
Property, plant and equipment		9
Provision for environmental rehabilitation		10
Investments in rehabilitation and other funds		11
Working capital
Cash and cash equivalents		12
Cash generated from operations		13
Trade and other receivables		14
Trade and other payables		15
Inventories		16
Tax
Income tax		17
Income tax expense		17.1
Deferred tax		17.2
Current tax receivable/liability		17.3

DRDGOLD Limited Consolidated Annual Financial Statements 2026
84

ITEM 18. FINANCIAL STATEMENTS

Employee matters
Employee benefits	18
Equity-settled long-term incentive schemes	18.1
Transactions with key management personnel	18.2
Capital and equity
Capital management	19
Equity	20
Stated Share Capital	20.1
Dividends	20.2
Disclosure items
Interest in subsidiaries	21
Asset held for sale	22
Operating segments	23
Payments made under protest	24
Other investments	25
Rand Refinery	25.1
Contingencies	26
Contingent liability for occupational lung diseases	26.1
Contingent liability for environmental rehabilitation	26.2
Contingencies regarding Ekurhuleni Metropolitan Municipality electricity tariff dispute	26.3
Contingent liability for the summons received from Benoni Gold Mine	26.4
Financial instruments	27
Related parties	28
Subsequent events	29

DRDGOLD Limited Consolidated Annual Financial Statements 2026
F-1
Report of Independent Registered Public Accounting Firm
Shareholders and Board of Directors
DRDGOLD Limited
Johannesburg, Republic of South Africa
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statement of financial position of DRDGOLD Limited (the “Company”) as of June
30, 2026 and 2025, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended June 30, 2026, and the related notes (collectively referred to as the
“consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at June 30, 2026 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2026, in conformity with IFRS Accounting Standards as issued by the International Accounting
Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States)
(PCAOB), the Company's internal control over financial reporting as of June 30, 2026, based on criteria established in Internal Control
– Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our
report dated October 2, 2026 expressed an unqualified opinion thereon.
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
Evaluation of the provision for environmental rehabilitation
At June 30, 2026, the Company’s provision for environmental rehabilitation totaled to R 721.4 million. As discussed in note 10 to the consolidated financial statements, the Company’s estimates of the future environmental rehabilitation costs are determined with the assistance of an independent expert and are based on the Company’s environmental management plans which are developed in accordance with regulatory requirements as well as the Company’s life-of-mine (“LOM”) and influences the estimated timing of the rehabilitation cash outflows, and the planned method of rehabilitation of reclamation sites and deposition facilities.
We identified the evaluation of the provision for environmental rehabilitation as a critical audit matter. The computation of the net present value of the estimated rehabilitation costs required significant auditor judgment, subjectivity and effort in evaluating (i)
management’s determination of the discount rate, inflation rate, discount periods and the projected timing of cash flows over the expected life-of-mine used in the computation of the present value and (ii) gross rehabilitation costs, which required the use of professionals with specialized skill and knowledge.

DRDGOLD Limited Consolidated Annual Financial Statements 2026
F-2
Report of Independent Registered Public Accounting Firm
The primary procedures we performed to address this critical audit matter included:
•Utilizing environmental rehabilitation professionals with specialized skills and knowledge, who assisted in evaluating the results of the Company’s undiscounted estimated environmental costs detailed in the independent environmental expert’s reports. This was performed by:
–Evaluating the objectivity, knowledge, skills and ability of the Company’s independent expert by comparing their professional qualifications, experience and affiliations against industry norms and obtained an understanding of their scope of work;
–Evaluating the undiscounted estimated environmental costs for a selection of sites by performing site inspections and challenging the planned method of rehabilitation that was determined for each selected site. This was performed by comparing the planned method of rehabilitation to the estimated quantities of economically recoverable gold in the approved LOM plan, confirming that it is compliant with the environmental management plans as approved by the Department of Mineral and
Petroleum Resources, where applicable, aligned with current industry practices and regulatory requirements, comparing selected inputs to the group’s mineral reserves and resources report, reviewed by the independent mineral reserves and resources experts and evaluated the closure liability estimate focusing on key financial and operational items; and
–The auditor’s expert assessed the site layout and closure cost categories, methodologies, legislative framework, model structure and infrastructure measurements.
•Evaluating the reasonableness of the estimated cost of rehabilitation. This was performed by:
–Testing a sample of projected closure costs and quantities that form the basis of the gross closure liability calculation to assess completeness and accuracy. This involved agreeing the projected costs to supporting audit evidence, recalculating the underlying quantities used in the gross closure cost calculation, and agreeing those quantities to relevant audit evidence;
–Testing a sample of year-on-year movements in the cost items and evaluating the changes against audit evidence relating to changes in the method of rehabilitation, changes in the underlying quantities and changes in the third-party contractor rates;
and
–Assessing the timing of the cash flows, discount rates and inflation rates applied to calculate the present value of estimated costs of rehabilitation by comparing the rates applied by management to the yields on government bonds with maturities approximating  the timing  of cash flows also including reasonableness of inflation used by management.
Evaluation of deferred tax liabilities related to the Ergo and FWGR operations
At June 30, 2026, the Company’s net deferred tax liability totaled R 2,891 million. As discussed in note 17.2 to the consolidated financial statements, the Company’s deferred tax liabilities related to the Ergo and FWGR operations are calculated by applying a forecast weighted average tax rate to the temporary differences. The calculation of the forecasted weighted average tax rate requires the use of assumptions and estimates and are inherently uncertain and could change materially over time, including the Company’s life-of-mine (“LOM”) plan (as discussed in Note 9 to the consolidated financial statements) that is applied to calculate the expected future profitability.
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
•Testing the company’s mineral resources experts’ reports by vouching a sample of reported reclamation sites to environmental approvals or mining rights.  This was performed by:
–Evaluating the methodology and key assumptions used to measure quantities of economically recoverable gold against industry norms.
–Using our technical mining advisory expertise to evaluate the key assumptions, including:
•Verification and validation of the technical data, estimation inputs, and methodologies applied;
•Utilizing mineral resource professionals with specialized skills and knowledge, who assisted in assessing the reasonableness of the LOM assumptions;
•Evaluating the completeness, transparency, and technical robustness of the supporting documentation;
•Assessing the credibility and consistency of the Mineral Resource statements; and
•Evaluating the material risks, uncertainties, and key assumptions underpinning the Mineral Resource estimates and their demonstrated economic viability.
–Assessed the reasonableness of the LOM plan and the key assumptions used in the LOM report, including forecast commodity prices, exchange rates, operating costs, and capital expenditures. We involved our auditor's specialist to assist in evaluating these assumptions due to the significant judgment and estimation uncertainty inherent in determining future economic performance and recoverable amounts.

DRDGOLD Limited Consolidated Annual Financial Statements 2026
F-3
Report of Independent Registered Public Accounting Firm
•Testing the LOM report.  This was performed by:
–Vouching a sample of reported reclamation sites to environmental approvals, mining rights, and other regulatory documentation to assess whether the reported sites are valid and supported by appropriate approvals;
–Evaluating the methodology and key assumptions used to determine quantities of economically recoverable gold, including comparing these assumptions to industry practices, internal technical guidance, and external benchmarks; and
–Engaging our own auditor’s expert to independently assess the reasonableness of the LOM reports, including verifying the accuracy of the reported mineral resources and reserves, and assessing whether the quantities disclosed are consistent with the underlying geological data and industry standards.
•Evaluating the reasonableness of the assumptions and estimates applied in calculating the expected future profitability. This was performed by:
–Evaluating the reasonableness of total estimated quantities of economically recoverable gold in the LOM plan and agreeing a selection of period-to-period movements to actual production and adjustments recorded in the experts’ reports;
–Comparing forecasted Rand gold prices to independent analyst reports;
–Obtained the operating and capital expenses used in the forecast and assessed the completeness and accuracy when compared to prior period actuals and reasonability of forecasts; and
–Comparing historical projections of the Rand gold price and estimated recoverable quantities to actual results and management’s forecasted weighted average tax rate calculation for reasonability.
•Performing a sensitivity analysis to assess the impact of the forecasted rand gold prices and estimated quantities of economically recoverable gold, the expected future profitability and the resulting forecasted weighted average tax rate.
/s/ BDO South Africa Incorporated
We have served as the Company's auditor since 2023.
Johannesburg, Republic of South Africa
October 2, 2026

DRDGOLD Limited Consolidated Annual Financial Statements 2026
F-4
Report of Independent Registered Public Accounting Firm
Shareholders and Board of Directors
DRDGOLD Limited
Johannesburg, Republic of South Africa
Opinion on Internal Control over Financial Reporting
We have audited DRDGOLD Limited (the “Company’s”) internal control over financial reporting as of June 30, 2026, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway
Commission (the “COSO criteria”). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2026, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States)
(PCAOB), the consolidated statement of financial position of the Company as of June 30, 2026 and 2025, the consolidated statement of profit or loss and other comprehensive income, changes in equity, and cash flows for each of the three years in the period ended
June 30, 2026 and the related notes dated October 2, 2026, and expressed an unqualified opinion thereon.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 15(b), Management’s Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Johannesburg, Republic of South Africa
October 2, 2026

DRDGOLD Limited Consolidated Annual Financial Statements 2026
F-5
CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND
OTHER COMPREHENSIVE INCOME
for the year ended 30 June 2026

Amounts in R million	Note	2026	2025	2024

Revenue	4	11,159.0	7,878.2	6,239.7
Cost of sales	5.1	(5,193.9)	(4,747.7)	(4,429.9)
Gross Profit from operating activities		5,965.1	3,130.5	1,809.8
Other income		9.4	—	2.0
Administration expenses and other costs	5.2	(232.7)	(213.8)	(199.3)
Loss on disposal of subsidiary	22	(4.8)	—	—
Results from operating activities		5,737.0	2,916.7	1,612.5
Finance income	6	245.5	223.8	280.8
Finance expense	7	(100.0)	(73.4)	(76.4)
Profit before tax		5,882.5	3,067.1	1,816.9
Income tax	17.1	(1,627.0)	(824.4)	(488.2)
Profit for the year[1]		4,255.5	2,242.7	1,328.7
Other comprehensive income
Items that will not be reclassified to profit or loss, net of tax
Net fair value adjustment on equity investments at fair value through other comprehensive income		242.2	139.1	11.7

Fair value adjustment on equity investments at fair value through other comprehensive income	25	244.4	139.8	11.8
Deferred tax thereon	17.2	(2.2)	(0.7)	(0.1)

Total other comprehensive income for the year		242.2	139.1	11.7

Total comprehensive income for the year		4,497.7	2,381.8	1,340.4
Earnings per share
Basic earnings per share (SA cents per share)	8	492.1	260.1	154.3
Diluted basic earnings per share (SA cents per share)	8	489.2	258.9	153.5
12025: Included in profit for the year and total comprehensive income for the year is a loss from subsidiary held for sale of R2.1 million. Of this loss,
R1.0 million is attributable to non-controlling interest (“NCI”).
The accompanying notes are an integral part of these consolidated financial statements.

DRDGOLD Limited Consolidated Annual Financial Statements 2026
F-6
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
at 30 June 2026

Amounts in R million	Note	2026	2025

ASSETS
Non-current assets		13,626.1	9,962.5
Property, plant and equipment	9	11,918.4	8,542.2
Investments in rehabilitation and other funds	11	1,100.6	1,002.8
Payments made under protest	24	31.0	56.7
Other investments	25	567.0	322.5
Deferred tax asset	17.2	9.1	38.3
Current Assets		3,815.9	2,283.5
Inventories	16	580.1	522.6
Current tax receivable	17.3	7.8	4.3
Trade and other receivables	14	458.0	329.6
Asset held for sale	22	—	120.8
Cash and cash equivalents	12	2,770.0	1,306.2
TOTAL ASSETS		17,442.0	12,246.0
EQUITY AND LIABILITIES
Equity		12,747.5	8,883.0
Stated share capital	20.1	6,310.5	6,197.3
Retained earnings		6,437.0	2,685.7
Non-current liabilities		3,639.4	2,361.8
Provision for environmental rehabilitation	10	721.4	558.7
Deferred tax liability	17.2	2,900.4	1,781.8
Liability for post-retirement medical benefits		11.3	11.3
Lease liabilities		6.3	10.0
Current liabilities		1,055.1	1,001.2
Trade and other payables	15	1,012.8	954.4
Lease liabilities		5.1	7.4
Current tax liability	17.3	37.2	29.5
Liabilities directly associated with the asset held for sale	22	—	9.9
Total Liabilities		4,694.5	3,363.0
TOTAL EQUITY AND LIABILITIES		17,442.0	12,246.0
The accompanying notes are an integral part of these consolidated financial statements.

DRDGOLD Limited Consolidated Annual Financial Statements 2026
F-7
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the year ended 30 June 2026

		Stated share	Retained	Total
Amounts in R million	Note	capital	earnings	equity

Balance at 30 June 2023		6,187.9	86.2	6,274.1
Total comprehensive income
Profit for the year			1,328.7	1,328.7
Other comprehensive income			11.7	11.7
Total comprehensive income		—	1,340.4	1,340.4
Transactions with the owners of the parent
Contributions and distributions
Treasury shares disposed[1]	20.1, 18.1	4.3	(4.3)	—
Dividend on ordinary shares	20.2		(731.7)	(731.7)
Equity-settled share-based payment expense	18.1		26.4	26.4
Equity-settled share-based payment income tax impact on equity	18		(20.5)	(20.5)
Equity-settled share-based payment vesting impact on equity			0.7	0.7
Total contributions and distributions		4.3	(729.4)	(725.1)
Balance at 30 June 2024	20.1	6,192.2	697.2	6,889.4
Total comprehensive income
Profit for the year			2,242.7	2,242.7
Other comprehensive income			139.1	139.1
Total comprehensive income		—	2,381.8	2,381.8
Transactions with the owners of the parent
Contributions and distributions
Treasury shares disposed[1]	20.1, 18.1	5.1	(5.1)	—
Dividend on ordinary shares	20.2		(431.0)	(431.0)
Equity-settled share-based payment expense	18.1		30.1	30.1
Equity-settled share-based payment income tax impact on equity	18		12.7	12.7
Equity-settled share-based payment vesting impact on equity			1.0	1.0
Total contributions and distributions		5.1	(392.3)	(387.2)
Transactions with non-controlling interest
Loss attributable to NCI			(1.0)	(1.0)

Balance at 30 June 2025	20.1	6,197.3	2,685.7	8,883.0

DRDGOLD Limited Consolidated Annual Financial Statements 2026
F-8
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
continued
for the year ended 30 June 2026

		Stated share	Retained	Total
Amounts in R million	Note	capital	earnings	equity
Total comprehensive income
Profit for the year			4,255.5	4,255.5
Other comprehensive income			242.2	242.2
Total comprehensive income		—	4,497.7	4,497.7
Transactions with the owners of the parent
Contributions and distributions
Treasury shares disposed[1]	20.1, 18.1	11.6	(11.6)	—
Shares issued for the grant/vesting of the equity-settled share-based payment[2]	18.1	101.6	(101.6)	—
Dividend on ordinary shares	20.2		(779.3)	(779.3)
Equity-settled share-based payment expense	18.1		41.7	41.7
Equity-settled share-based payment income tax impact on equity	17.2, 17.3		(11.9)	(11.9)
Equity-settled share-based payment vesting impact on equity			(1.1)	(1.1)
Shareholder contribution – Acquisition of Kloof 2 dump	10		117.4	117.4
Total contributions and distributions		113.2	(746.4)	(633.2)
Balance at 30 June 2026	20.1	6,310.5	6,437.0	12,747.5

1Treasury shares disposed of for the vesting of the equity-settled share-based payment.
2Share issue on 27 August 2025 relating to the DSP grant of R47.4 million and share issue on 20 October 2025 relating to the ELTI vesting of
R54.2 million.
The accompanying notes are an integral part of these consolidated financial statements.

DRDGOLD Limited Consolidated Annual Financial Statements 2026
F-9
CONSOLIDATED STATEMENT OF CASH FLOWS
for the year ended 30 June 2026

Amounts in R million	Note	2026	2025	2024

CASH FLOWS FROM OPERATING ACTIVITIES
Cash generated from operations	13	6,036.5	3,376.9	1,738.3
Finance income received	6	138.9	63.7	154.6
Dividends received	6	—	56.3	29.3
Finance expense paid	7	(11.0)	(11.5)	(4.5)
Income tax (paid)/received	17.3	(489.1)	25.7	(72.5)
Net cash inflow from operating activities		5,675.3	3,511.1	1,845.2
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property, plant and equipment	9, 22	(3,531.6)	(2,254.9)	(2,985.7)
Proceeds on disposal of property, plant and equipment		—	—	0.3
Investment in rehabilitation and other funds		—	—	(33.8)
Proceeds from disposal of subsidiary	22	147.5	—	—
Contribution to other investments	25	—	(2.3)	—
Environmental rehabilitation payments to reduce liabilities with a related asset	10	(24.8)	(26.1)	(23.4)
Net cash outflow from investing activities		(3,408.9)	(2,283.3)	(3,042.6)
CASH FLOWS FROM FINANCING ACTIVITIES
Dividends paid on ordinary shares	20.2	(779.3)	(431.0)	(731.7)
Acquisition of minority interest in Stellar	22	(15.2)	—	—
Repayment of lease liabilities		(8.1)	(12.1)	(19.0)
Net cash outflow from financing activities		(802.6)	(443.1)	(750.7)
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		1,463.8	784.7	(1,948.1)
Impact of fluctuations in exchange rate on cash held in foreign currencies		—	—	(1.8)
Cash and cash equivalents at the beginning of the year		1,306.2	521.5	2,471.4
Cash and cash equivalents at the end of the year	12	2,770.0	1,306.2	521.5
The accompanying notes are an integral part of these consolidated financial statements.

DRDGOLD Limited Consolidated Annual Financial Statements 2026
F-10
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 30 June 2026
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

Basis of accounting
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards
Accounting Standards (“IFRS Accounting Standards”) and its interpretations issued by the International Accounting
Standards Board (“IASB”). The consolidated financial statements were approved by the board of directors of the Company
(“Board”) for issuance on 30 September 2026.
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

Rand / US dollar	2026	2025	2024
Spot rate at year end	16.39	17.75	18.19
Average prevailing rate for the financial year	16.88	18.15	18.70

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

DRDGOLD Limited Consolidated Annual Financial Statements 2026
F-11
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 30 June 2026
2USE OF ACCOUNTING ASSUMPTIONS, ESTIMATES AND JUDGEMENTS

The preparation of the consolidated financial statements requires management to make accounting assumptions, estimates and judgements that affect the application of the Group’s accounting policies and reported amounts of assets and liabilities, income and expenses.
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
NOTE 24      PAYMENTS MADE UNDER PROTEST
NOTE 25      OTHER INVESTMENTS
NOTE 26      CONTINGENCIES

3NEW STANDARDS, AMENDMENTS TO STANDARDS AND INTERPRETATIONS

New standards, amendments to standards and interpretations effective for the year ended 30 June 2026
During the financial year, the following new and revised accounting standards, amendments to standards and new interpretations were adopted by the Group.
Disclosures about Uncertainties in the Financial Statements - Illustrative Examples
Illustrative examples were issued illustrating how an entity applies the requirements in IFRS Accounting Standards to disclose the effects of uncertainties in its financial statements. The examples do not add to or change requirements in IFRS
Accounting Standards and therefore there are no transition requirements.
The amendment did not have a significant impact on the Group.
New standards, amendments to standards and interpretations not yet effective for the year ended 30 June 2026
At the date of authorisation of these consolidated financial statements, the following relevant standards, amendments to standards and interpretations that may be applicable to the business of the Group were in issue but not yet effective and may therefore have an impact on future consolidated financial statements. These new standards, amendments to standards and interpretations will be adopted at their effective dates.
Annual improvements to IFRS Accounting Standards (Effective 1 July 2026)
The IASB published annual improvements to IFRS Accounting Standards relating to various standards applied by the
Group in the consolidated financial statements. The amendments are primarily clarifications, internal referencing updates and editorial changes to IFRS Accounting Standards.
The amendment is not expected to have a significant impact on the Group.
IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosure (Amendment - Classification and
Measurement of Financial Instruments) (Effective 1 July 2026)
The amendments provide guidance on the classification of financial assets with contingent features. Under IFRS 9, it was unclear whether the contractual cash flows of some financial assets with Environmental, Social and Governance (“ESG”) -
linked features represented the solely payments of principal and interest (“SPPI”) criterion, which is a condition for measurement at amortised cost. The amendments apply to all contingent features, not just ESG-linked features and introduce an additional SPPI test for financial assets with contingent features that are not related directly to a change in basic lending risks or costs. The amendments also include additional disclosures for all financial assets and liabilities that have certain contingent features that are not related directly to a change in basic lending risks or costs, and are not measured at fair value through profit or loss. The amendments to IFRS 9 also clarify when a financial asset and financial liability is recognised and derecognised and provides an exception for certain financial liabilities settled using an electronic payment system. The exception allows for financial liabilities to be derecognised before the settlement date if certain criteria are met.
The amendment is not expected to have a significant impact on the Group.

DRDGOLD Limited Consolidated Annual Financial Statements 2026
F-12
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 30 June 2026
3NEW STANDARDS, AMENDMENTS TO STANDARDS AND INTERPRETATIONS continued

New standards, amendments to standards and interpretations not yet effective for the year ended 30 June 2026
continued
IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosure (Contracts Referencing Nature-
dependent Electricity (previously Power Purchase Agreements)) (Effective 1 July 2026)
The amendments address challenges in contracts referencing nature-dependent electricity, referred to as renewable power purchase agreements (“PPAs”). The amendments include the own-use exemption for purchasers in PPAs and hedge accounting requirements for purchasers and sellers in PPAs. To apply the own-use exemption to a PPA, IFRS 9 currently requires the contract to be for receipt of electricity in line with the entity’s expected purchase or usage requirements. The amendments allow an entity to apply the own-use exemption to PPAs if the entity is, and expects to be, a net-purchaser of electricity for the contract period.
The amendment is not expected to have a significant impact on the Group.
IFRS 18 Presentation and disclosure in financial statements (Effective 1 July 2027)
IFRS 18 was issued to address the need for more relevant information in financial statements. IFRS 18 will have no impact on net profit, however it will change how the Group’s results are presented on the consolidated income statement and information disclosed in the notes to the consolidated financial statements. This also includes disclosure of certain non-
GAAP measures, which will form part of the audited consolidated financial statements. IFRS 18 introduces a more structured income statement such as a newly defined subtotal for operating profit and a requirement for entities to allocate all income and expenses between three new distinct categories based on the entity’s main business activities (operating, investing, and financing activities). IFRS 18 also requires entities to analyse their operating expenses directly on the income statement, which is either by nature, by function or using a mixed presentation. IFRS 18 also requires entities to report some of their non-GAAP measures in the financial statements. It introduces a narrow definition for management performance measures
(“MPM”) and requires MPMs to be a subtotal of income and expenses that is used in public communications outside of the financial statements and reflective of management’s view of financial performance of an entity as a whole.
IFRS 18 is expected to have a significant impact on the presentation of the Consolidated Statement of Profit or Loss and
Other Comprehensive Income and the extent of the impact is currently being assessed and will be reported on in the following reporting years.

4REVENUE

ACCOUNTING POLICIES
Revenue comprises the sale of gold and silver bullion (produced as a by-product).
Revenue is measured based on the consideration specified in a contract with the customer, being South African bullion banks. The consideration is based on the gold price derived on the gold market on the day a contract is entered into with the bullion bank. The Group recognises revenue at a point in time when the Group transfers the gold and silver bullion to the bullion bank and the sale price is fixed, as evidenced by deal confirmations. It is at this point that the customer obtains control of the gold and silver bullion, which is the settlement date specified in the contract.
On the settlement date, the revenue can be measured reliably and the recovery of the consideration is probable. The customer is contractually obliged to make payment to the Group on the same day that the Group delivers/completes the contract and therefore no significant financing component exists.

Amounts in R million	2026	2025	2024

Gold revenue	11,137.2	7,864.3	6,229.7
Silver revenue	21.8	13.9	10.0
Total revenue	11,159.0	7,878.2	6,239.7
A disaggregation of revenue by operating segment is presented in note 23 Operating Segments.

DRDGOLD Limited Consolidated Annual Financial Statements 2026
F-13
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 30 June 2026
4REVENUE continued
MARKET RISK
Commodity price sensitivity
The Group’s profitability and the cash flows are significantly affected by changes in the market price of gold which is sold in
US Dollars. The Group did not enter into any hedging arrangements during the year.
The Group's policy is to remain an unhedged gold producer and, accordingly, it does not ordinarily enter into forward gold sales contracts to hedge exposure to movements in the US dollar gold price or exchange rates. In circumstances where medium-term debt is raised to fund growth projects, the Group may enter into price protection arrangements to mitigate consequential liquidity risk. No such contracts were entered into during the current reporting period.
A change of 20% (2025 and 2024: 20%) in the average US Dollar gold price received during the financial year would have increased/(decreased) equity and profit/(loss) by the amounts shown below. This analysis assumes that all other variables remain constant and specifically excludes the impact on income tax.

Amounts in R million	2026	2025	2024

20% increase in the US Dollar gold price (2025 and 2024: 20%)	2,227.4	1,575.6	1,247.9
20% decrease in the US Dollar gold price (2025 and 2024: 20%)	(2,227.4)	(1,575.6)	(1,247.9)
Exchange rate sensitivity
The Group’s profitability and the cash flows are significantly affected by changes in the Rand to the US Dollar exchange rate.
The Group did not enter into any hedging arrangements during the year.
A change of 10% (2025: 10%; 2024 20%) in the average Rand to US Dollar exchange rate received during the financial year would have increased/(decreased) equity and profit/(loss) by the amounts shown below. This analysis assumes that all other variables remain constant and specifically excludes the impact on income tax.

Amounts in R million	2026	2025	2024

10% increase in the US Dollar exchange rate (2025: 10%; 2024: 20%)	1,113.7	787.8	1,247.9
10% decrease in the US Dollar exchange rate (2025: 10%; 2024: 20%)	(1,113.7)	(787.8)	(1,247.9)

Due to lower volatility in the Rand to US Dollar exchange rate the sensitivity was reduced in 2025 to 10% from 20%.
5RESULTS FROM OPERATING ACTIVITIES
5.1COST OF SALES

Amounts in R million	Note	2026	2025	2024

Cost of sales		(5,193.9)	(4,747.7)	(4,429.9)
Operating costs (a)		(4,735.2)	(4,404.6)	(4,206.0)
Movement in gold in process and finished inventories – Gold Bullion		5.4	18.1	34.9
Change in estimate of environmental rehabilitation	10	13.1	98.0	11.6
Depreciation	9	(477.2)	(459.2)	(270.4)

(a) The most significant components of operating costs include:
Consumable stores		(1,512.4)	(1,376.0)	(1,303.3)
Labour including short-term incentives		(767.8)	(747.2)	(734.9)
Electricity		(516.0)	(544.0)	(586.1)
Specialist service providers		(1,021.5)	(876.2)	(851.7)
Machine hire		(173.4)	(156.3)	(198.4)
Security expenses		(216.8)	(198.5)	(167.2)
Water		(42.7)	(45.1)	(32.5)

DRDGOLD Limited Consolidated Annual Financial Statements 2026
F-14
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 30 June 2026
5RESULTS FROM OPERATING ACTIVITIES continued
5.1COST OF SALES continued

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
Rand Refinery performs the final refinement and administration of the gold bars delivered and as consideration for this service receives a variable refining fee and administration fee. Rand Refinery is a related party to the Group through the
Group's and Sibanye-Stillwater’s shareholding in Rand Refinery.
All transactions and outstanding balances with related parties are to be settled in cash within 30 days of the invoice date.
None of the balances are secured. No expense has been recognised in the current year as a credit loss allowance in respect of amounts charged to related parties.

Amounts in R million	2026	2025	2024

Services rendered by related parties and included in operating costs:
Supply of water and electricity[1]	(60.0)	(122.0)	(114.5)
Gold smelting and related charges[1]	(3.7)	(16.6)	(22.5)
Other charges[1]	(0.2)	(0.3)	(0.3)
Gold refining and related charges[2]	(10.8)	(8.4)	(7.6)
	(74.7)	(147.3)	(144.9)
1Paid to Sibanye-Stillwater by FWGR.
2Paid to Rand Refinery by Ergo.
5.2ADMINISTRATION EXPENSES AND OTHER COSTS

Amounts in R million	Note	2026	2025	2024

Included in administration expenses and other costs are the following:
Corporate salaries and short-term incentives		(100.5)	(90.1)	(89.3)
Share-based payment expense	18.1	(41.7)	(30.1)	(26.4)
Information technology costs		(24.5)	(21.9)	(14.8)
Exploration and project related costs		(5.5)	(9.2)	(6.8)
Other costs and administration expenses		(60.5)	(62.5)	(62.0)

		(232.7)	(213.8)	(199.3)

DRDGOLD Limited Consolidated Annual Financial Statements 2026
F-15
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 30 June 2026
6FINANCE INCOME

ACCOUNTING POLICY Finance income includes interest received, growth in investment in Guardrisk, dividends received, the unwinding of the payments made under protest and foreign exchange gains.

Amounts in R million	Note	2026	2025	2024

Interest earned on cash and cash equivalents#	12	136.5	68.3	148.5
Growth in investment in Guardrisk	11	97.8	90.3	84.5
Dividends received	25	—	56.3	29.3
Unwinding of payments made under protest	24	9.4	7.8	7.2
Realised/unrealised foreign exchange gain		0.9	0.2	10.4
Other finance income#		0.9	0.9	0.9
		245.5	223.8	280.8
Cash interest received consists of items denoted above (#), including the movement in interest receivable noted in Note 14.

7FINANCE EXPENSE

ACCOUNTING POLICY
Finance expenses comprise interest payable on financial instruments measured at amortised cost calculated using the effective interest method, unwinding of the provision for environmental rehabilitation, the discount recognised on payments made under protest, interest on lease liabilities and foreign exchange losses.

Amounts in R million	Note	2026	2025	2024

Interest on financial liabilities measured at amortised cost#		(1.1)	(1.5)	(1.5)
Unwinding of provision for environmental rehabilitation	10	(51.0)	(58.6)	(56.3)
Discount recognised on payments made under protest	24	(37.8)	(3.3)	(14.0)
Interest on lease liabilities#		(1.7)	(2.3)	(3.0)
Realised foreign exchange loss		(0.2)	—	(1.6)
Other finance expenses#		(8.2)	(7.7)	—
		(100.0)	(73.4)	(76.4)
Cash interest paid consists of items denoted above (#).

DRDGOLD Limited Consolidated Annual Financial Statements 2026
F-16
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 30 June 2026
8EARNINGS PER SHARE

Amounts in R million	Note	2026	2025	2024

The calculations of basic and diluted earnings per ordinary share are based on the following:
Profit attributable to equity holders		4,255.5	2,242.7	1,328.7

Reconciliation of weighted average number of ordinary shares to diluted weighted average number of ordinary shares	2026	2025	2024

Weighted average number of ordinary shares in issue	864,677,984	862,142,826	861,240,788
Effect of equity-settled share-based payment	5,166,433	4,210,349	4,306,645
Dilutive weighted average number of ordinary shares	869,844,417	866,353,175	865,547,433

SA cents per share	2026	2025	2024

Basic earnings per share	492.1	260.1	154.3
Diluted basic earnings per share	489.2	258.9	153.5

9PROPERTY, PLANT AND EQUIPMENT

SIGNIFICANT ACCOUNTING ASSUMPTIONS AND ESTIMATES
Mineral resources and mineral reserves estimates
The Group is required to determine and report mineral resources and mineral reserves in accordance with the
South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (“SAMREC Code”)
2016 edition and Subpart 1300 of Regulation S-K. In order to calculate mineral resources and mineral reserves, estimates and assumptions are required about a range of geological, technical and economic factors, including but not limited to quantities, grades, production techniques, recovery rates, production costs, transport costs, commodity demand, commodity prices and exchange rates. Estimating the quantity and/or grade of mineral resources and mineral reserves requires the size, shape and depth of reclamation sites to be determined by analysing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological judgements and calculations to interpret the data. Because the assumptions used to estimate mineral resources and mineral reserves change from period to period and because additional geological data is generated during the course of operations, estimates of mineral resources and mineral reserves may change from period to period. Mineral resources and mineral reserves estimates prepared by management are reviewed by independent mineral resources and mineral reserves experts.
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

DRDGOLD Limited Consolidated Annual Financial Statements 2026
F-17
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 30 June 2026
9PROPERTY, PLANT AND EQUIPMENT continued

ACCOUNTING POLICIES
Recognition and measurement
Property, plant and equipment comprise mine plant facilities and equipment, mine property and development, solar power plant and BESS and exploration assets. These assets (excluding exploration assets) are initially measured at cost, where after they are measured at cost less accumulated depreciation and accumulated impairment losses. Exploration assets are initially measured at cost, where after they are measured at cost less accumulated impairment losses.
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
Exploration assets consists of costs of acquiring rights, activities associated with converting a mineral resource to a mineral reserve – the process thereof includes drilling, sampling and other processes necessary to evaluate the technical feasibility and commercial viability of a mineral resource to prove whether a mineral reserve exists. Exploration assets also include geological, geochemical and geophysical studies associated with prospective projects and tangible assets which comprise property, plant and equipment used for exploratory activities. Costs are capitalised to the extent that they are a directly attributable exploration expenditure and classified as a separate class of assets on a project by project basis. Once a mineral reserve is determined or the project ready for development, the asset attributable to the mineral reserve or project is assessed for impairment and then reclassified to the appropriate class of assets. Depreciation commences when the assets are available for use. Exploration and evaluation expenses prior to acquiring rights to explore is recognised in profit or loss.
Depreciation
Depreciation of mine plant facilities and equipment, as well as mining property and development are calculated using the units-of-production method which is based on the life-of-mine of each site. The life-of-mine is primarily based on proved and probable mineral reserves. It reflects the estimated quantities of economically recoverable gold that can be recovered from reclamation sites based on the estimated gold price. Changes in the life-of-mine will impact depreciation on a prospective basis. The life-of-mine is prepared using a methodology that takes account of current information to assess the economically recoverable gold from specific reclamation sites and includes the consideration of historical experience.
The solar power plant which includes the 60MW solar photovoltaic plant and 160mWh battery energy storage system is depreciated on a straight-line basis over 25 and 20 years respectively.
The depreciation method, estimated useful lives and residual values are reassessed annually and adjusted if appropriate.
The current estimated useful lives are based on the life-of-mine of each site, currently between 1 year (2025 and
2024: 1 year) and 21 years (2025: 22 years; 2024: 18 years) for mining assets of Ergo and between 1 year (2025 and 2024:
1 year) and 20 years (2025: 16 years; 2024: 17 years) for FWGR mining assets. FWGR’s life-of-mine increased mainly due to the addition of the Kloof 2 Dump, which will impact the depreciation in the next financial year.

Impairment
The carrying amounts of property, plant and equipment are reviewed at each reporting date to determine whether there is any indication of impairment, or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If any such indication exists, the asset’s recoverable amount is estimated. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (“CGUs”). The key assets of a surface retreatment operation which constitutes a CGU are a reclamation site, a metallurgical plant and a tailings storage facility. These key assets operate interdependently to produce gold. The Ergo and FWGR operations each have separately managed and monitored reclamation sites, metallurgical plants and tailings storage facilities and are therefore separate CGUs. The Ergo solar power plant with integrated BESS form part of the Ergo CGU as there is currently no active market for its cash flows which can be generated independently.
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

DRDGOLD Limited Consolidated Annual Financial Statements 2026
F-18
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 30 June 2026
9PROPERTY, PLANT AND EQUIPMENT continued

Amounts in R million	Note	Mine plant facilities and equipment	Mine property and development	Solar power plant and BESS	Exploration assets	Capital work in progress[1]	Total
30 June 2026
Cost		3,559.7	3,222.9	2,890.0	22.4	5,629.2	15,324.2
Balance at the beginning of the year		3,317.7	3,130.1	2,858.8	21.6	2,161.7	11,489.9
Additions – property, plant and equipment owned[2]		251.4	100.6	27.8	0.8	3,356.3	3,736.9
Additions - right of use assets		1.0	1.1	—	—	—	2.1
Lease derecognitions		(10.6)	—	—	—	—	(10.6)
Disposals and scrapping		(3.0)	(6.0)	—	—	—	(9.0)
Change in estimate of environmental rehabilitation provision with a related asset	10	113.0	(1.5)	3.4	—	—	114.9
Transfers between classes of property, plant and equipment		(109.8)	(1.4)	—	—	111.2	—

Accumulated depreciation and impairment		(1,549.5)	(1,621.8)	(224.8)	(9.7)	—	(3,405.8)
Balance at the beginning of the year		(1,382.6)	(1,453.7)	(101.7)	(9.7)	—	(2,947.7)
Depreciation	5.1	(180.3)	(173.8)	(123.1)	—	—	(477.2)
Lease derecognitions		10.6	—	—	—	—	10.6
Disposals and scrapping		2.8	5.7	—	—	—	8.5

Carrying value at end of the year		2,010.2	1,601.1	2,665.2	12.7	5,629.2	11,918.4

Comprising:
Property, plant and equipment owned		2,007.1	1,588.8	2,665.2	12.7	5,629.2	11,903.0
Right of use assets		3.1	12.3	—	—	—	15.4
Carrying value at end of the year		2,010.2	1,601.1	2,665.2	12.7	5,629.2	11,918.4

DRDGOLD Limited Consolidated Annual Financial Statements 2026
F-19
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 30 June 2026

9	PROPERTY, PLANT AND EQUIPMENT continued
	Amounts in R million	Note	Mine plant facilities and equipment	Mine property and development	Solar power plant and BESS	Exploration assets	Capital work in progress[1]	Total
	30 June 2025
	Cost		3,317.7	3,130.1	2,858.8	21.6	2,161.7	11,489.9
	Balance at the beginning of the year		3,106.6	2,944.0	—	19.2	3,219.6	9,289.4
	Additions – property, plant and equipment owned[2]		177.2	175.5	90.1	3.0	1,754.2	2,200.0
	Additions - right of use assets		0.3	2.5	—	—	—	2.8
	Lease derecognitions		(1.2)	—	—	—	—	(1.2)
	Disposals and scrapping		(1.5)	(5.1)	—	(1.9)	—	(8.5)
	Change in estimate of environmental rehabilitation provision with a related asset	10	5.6	1.8	—	—	—	7.4
	Transfers between classes of property, plant and equipment		30.7	11.4	2,768.7	1.3	(2,812.1)	—

	Accumulated depreciation and impairment		(1,382.6)	(1,453.7)	(101.7)	(9.7)	—	(2,947.7)
	Balance at the beginning of the year		(1,206.6)	(1,278.2)	—	(9.7)	—	(2,494.5)
	Depreciation	5.1	(178.7)	(178.8)	(101.7)	—	—	(459.2)
	Lease derecognitions		1.2	—	—	—	—	1.2
	Disposals and scrapping		1.5	3.3	—	—	—	4.8

	Carrying value at end of the year		1,935.1	1,676.4	2,757.1	11.9	2,161.7	8,542.2

	Comprising:
	Property, plant and equipment owned		1,931.1	1,660.4	2,757.1	11.9	2,161.7	8,522.2
	Right of use assets		4.0	16.0	—	—	—	20.0
	Carrying value at end of the year		1,935.1	1,676.4	2,757.1	11.9	2,161.7	8,542.2
1Capital work in progress mainly relates to FWGR DP2 construction, RTSF and related pipeline of R4,812.9 million and Ergo Daggafontein TSF of R816.3 million (2025: FWGR DP2 construction, RTSF and related pipeline of R2,161.7 million).
2This amount includes cash additions of R3,516.4 million (2025: R2,149.6 million).
CONTRACTUAL COMMITMENTS
Contractual commitments not provided for in the consolidated financial statements at 30 June 2026 amounted to R1,807.0 million (2025: R2,308.2 million).
Capital expenditure related to material growth projects are financed on a project-by-project basis which may include bank facilities and existing cash resources. Sustaining capital expenditure is financed from cash generated from operations and existing cash resources.

DRDGOLD Limited Consolidated Annual Financial Statements 2026
F-20
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 30 June 2026
10PROVISION FOR ENVIRONMENTAL REHABILITATION

SIGNIFICANT ACCOUNTING ASSUMPTIONS AND ESTIMATES
Estimates of future environmental rehabilitation costs are determined with the assistance of an independent expert and are based on the Group’s environmental management plans which are developed in accordance with regulatory requirements as well as the life-of-mine plan (as discussed in note 9) which influences the estimated timing of the rehabilitation cash outflows and the planned method of rehabilitation of reclamation sites and deposition facilities.
The estimated future cash outflows associated with the liability are determined on a nominal basis reflecting current cost estimates and expected inflation. These estimates are reviewed annually and are discounted using a pre-tax risk-free rate that is adjusted to reflect the current market assessments of the time value of money and the risks specific to the obligation to the extent that these risks are not already reflected in the estimated cash flows.
An average discount rate ranging between 8.5% and 9.4% (2025: between 9.5% and 9.9%), average inflation rate of 4.5%
(2025: 5.1%) and the discount periods as per the expected life-of-mine were used in the calculation of the estimated net present value of the rehabilitation provision.
ACCOUNTING POLICIES
The net present value of the estimated rehabilitation cost as at reporting date is provided for in full. Annual changes in the provision consist of financing expenses relating to the change in the present value of the provision and inflationary increases in the provision, as well as changes in estimates.
The present value of environmental rehabilitation costs related to the construction, installation or acquisition of property, plant and equipment are capitalised as part of the cost of the related asset against an increase in the environmental rehabilitation provision. Subsequently, if a decrease in the liability exceeds the carrying amount of the asset, the excess is recognised in profit or loss. If the asset value is increased and there is an indication that the revised carrying value is not recoverable, an impairment test is performed in accordance with the accounting policy dealing with impairments of property, plant and equipment. Over time, the liability is increased to reflect a finance expense, and the capitalised cost is depreciated over the life of the related asset. Cash costs incurred to rehabilitate these disturbances are charged to the provision and are presented as investing activities in the statement of cash flows.
The present value of environmental rehabilitation costs of disturbances where no related asset is recognised are recognised in profit or loss and presented as operating costs against the increase in the environmental rehabilitation provision. Subsequent remeasurements of these costs, including change in estimates, are also recognised in profit or loss.
Cash costs incurred to rehabilitate these disturbances are presented as operating activities in the statement of cash flows.
The cost of routine or ongoing rehabilitation is recognised in profit or loss as incurred.

Amounts in R million	Note	2026	2025

Balance at the beginning of the year		558.7	616.8
Unwinding of provision	7	51.0	58.6
Addition of environmental rehabilitation provision recognised to related asset (a)		34.7	—
Change in estimate of environmental rehabilitation provision recognised in profit or loss (b)	5.1	(13.1)	(98.0)
Change in estimate of environmental rehabilitation provision recognised to related asset (c)	9	114.9	7.4
Environmental rehabilitation payments (d)		(24.8)	(26.1)
To reduce liabilities with a related asset		(24.8)	(26.1)
To reduce liabilities without a related asset	13	—	—

Balance at the end of the year		721.4	558.7
Environmental rehabilitation payments to reduce the liability		(24.8)	(26.1)
Ongoing rehabilitation expenditure[1]		(19.7)	(19.3)
Total cash spent on environmental rehabilitation		(44.5)	(45.4)
1The Group also performs ongoing environmental rehabilitation arising from its current activities concurrently with production. These costs do not represent a reduction of the above liability and are expensed as operating costs.

DRDGOLD Limited Consolidated Annual Financial Statements 2026
F-21
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 30 June 2026
10PROVISION FOR ENVIRONMENTAL REHABILITATION continued
(a)Addition of environmental rehabilitation provision recognised to related asset
On 2 December 2025, DRDGOLD and Sibanye Gold Proprietary Limited (“Sibanye Gold”) signed an agreement to transfer ownership of the Kloof 2 dump, associated rehabilitation provision and trust fund monies to FWGR. The transfer is in accordance with the initial exchange agreement, concluded in 2018, for the acquisition of FWGR by the DRDGOLD
Group. The dump and associated environmental rehabilitation provision have been transferred. The rehabilitation trust fund monies remain with Sibanye Gold until regulatory approvals have been obtained. A receivable of R117.4 million has been recognised pending transfer of the monies (see note 14), with the corresponding credit recognised as a contribution from shareholder.
(b)Change in estimate of environmental rehabilitation provision recognised in profit or loss
The decrease was as a result of the rescheduling of non-viable dumps at Ergo. (2025: Decrease is mainly as a result of
Crown Complex being classified as Mineral Reserve and now included in the life-of-mine, resulting in a change in its rehabilitation methodology, from in situ to red earth footprint rehabilitation).
(c)Change in estimate of environmental rehabilitation provision recognised to related asset
The increase was primarily due to inflationary increases in rehabilitation costs, higher demolition rates for plant infrastructure and the expansion of FWGR infrastructure.
(d)Environmental rehabilitation payments
36.8ha of the Brakpan TSF (2025: 40ha) and 6.0ha of the Driefontein 4 TSF (2025: 4.4ha) were vegetated/cladded during the year.

Amounts in R million	Ergo	FWGR	Other	Total

Expected discounted cash flows:
Between one and two years	92.3	22.4	3.5	118.2
Between three and five years	98.8	17.4	—	116.2
Between six and ten years	50.6	49.8	—	100.4
Between eleven and twenty years	47.2	41.2	—	88.4
After twenty years	212.1	76.5	9.6	298.2

	501.0	207.3	13.1	721.4

GROSS COST TO REHABILITATE
The Group estimates that, based on current environmental and regulatory requirements, the total undiscounted rehabilitation cost is approximately R1,280.3 million (2025: R930.2 million).
11INVESTMENTS IN REHABILITATION AND OTHER FUNDS

ACCOUNTING POLICIES
Investments in Guardrisk Cell Captive
Funds invested in the Guardrisk Cell Captive, held within Guardrisk Insurance Company Limited (“GICL”) or (“Guardrisk”)
are non-derivative financial assets categorised as financial assets measured at fair value through profit and loss as the funds are invested by Anchor Capital, through Guardrisk, in income and hedge funds. These assets are initially measured at fair value and subsequent changes in fair value are recognised in profit or loss as they arise and included in finance income. The investments in GICL are for the sole use of environmental financial guarantees, directors’ and officers’
insurance and other insurance requirements.
The investments in the Guardrisk Cell Captive are for the sole use as determined in the insurance policies and are therefore included in non-current assets.

DRDGOLD Limited Consolidated Annual Financial Statements 2026
F-22
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 30 June 2026
11INVESTMENTS IN REHABILITATION AND OTHER FUNDS continued
Investment in Guardrisk Cell Captive – Funding of environmental rehabilitation activities (refer note 10)
Funding for environmental rehabilitation activities is held in a ring-fenced policy within the Guardrisk Cell Captive, issued by
GICL, which has provided the rehabilitation financial guarantees. These funds are ring-fenced exclusively to meet current and future environmental rehabilitation obligations throughout the life-of-mine and upon mine closure.
Environmental rehabilitation payments to reduce the environmental rehabilitation obligations and ongoing rehabilitation expenditure are mostly funded by cash generated from operations.
GICL has guarantees in issue amounting to R943.1 million (2025: R941.3 million) to the Department of Mineral and Petroleum
Resources (“DMPR”) on behalf of DRDGOLD related to the environmental obligations. The funds for environmental rehabilitation in the cell captive serve as collateral for these guarantees.
Investment in Guardrisk Cell Captive – Directors’ and officers’ insurance
During previous years, premiums were paid into the Guardrisk Cell Captive for the creation of self-insurance for the Group’s directors and officers. The policy came to an end on 30 June 2024. The funds remain within the cell captive for self insurance.
Investment in Guardrisk Cell Captive – Other funds
These are existing funds within the cell captive which were previously part of the old environmental rehabilitation policy held for purposes of obtaining environmental rehabilitation guarantees. The funds remain within the cell captive for self insurance.

Amounts in R million	Note	2026	2025

Investment in Guardrisk Cell Captive (a)
Balance at the beginning of the year		1,002.8	912.5
Growth	6	97.8	90.3

Investments in rehabilitation and other funds		1,100.6	1,002.8

(a) Investment in Guardrisk Cell Captive allocation
Environmental rehabilitation		841.5	765.0
Directors’ and officers’ insurance		128.4	118.4
Other funds		130.7	119.4
		1,100.6	1,002.8
CREDIT RISK
The Group is exposed to credit risk on the carrying value of investments held in the Guardrisk Cell Captive. To manage this exposure, the funds are invested by the Guardrisk Cell Captive in Anchor Capital in accordance with an approved investment mandate. The portfolio comprises a diversified mix of low- to medium-risk investments. Environmental rehabilitation funds invested in 70% low-risk, interest-bearing income funds and 30% invested in hedge funds (2025: 70% income funds and 30%
hedge funds). Other funds and Directors’ and officers’ insurance funds are invested fully in low risk income funds.
MARKET RISK
Interest rate risk
A change of 100 basis points (bp) in interest rates at the reporting date would have increased/(decreased) equity and profit/
(loss) by the amounts shown below. This analysis assumes that all other variables, in particular the balance of the funds, remain constant. The analysis excludes income tax.

Amounts in R million	2026	2025

100bp increase	11.0	10.0
100bp (decrease)	(11.0)	(10.0)

DRDGOLD Limited Consolidated Annual Financial Statements 2026
F-23
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 30 June 2026
11INVESTMENTS IN REHABILITATION AND OTHER FUNDS continued
MARKET RISK continued
Other market price risk
The Group is exposed to equity price risk through its investments in hedge funds. A 10% increase/(decrease) in market prices at the reporting date would have resulted in a change in profit/(loss) by the amounts shown below. The sensitivity analysis assumes that all other variables remain constant. The analysis excludes income tax.

Amounts in R million	2026	2025

10% increase	25.3	23.0
10% (decrease)	(25.3)	(23.0)
FAIR VALUE OF FINANCIAL INSTRUMENTS
The investment in the Guardrisk Cell Captive is classified as a Level 2 financial instrument. Fair value is determined using valuation techniques based on observable market inputs, including the net asset value of the underlying investments held in the fund.
The fair value of the investment approximates its carrying value due to the nature of the underlying investments and the valuation methodology applied. Refer to note 25.
12CASH AND CASH EQUIVALENTS

ACCOUNTING POLICIES
Cash and cash equivalents are short term, highly liquid investments that are readily convertible to cash without significant risk of changes in value and comprise cash at the bank, access deposits, income funds and highly liquid investments which are readily convertible to known amounts of cash.
Cash and cash equivalents are non-derivative financial assets categorised as financial assets measured at amortised cost.
Cash and cash equivalents are initially measured at fair value. Subsequent to initial recognition, cash and cash equivalents are measured at amortised cost, which is equivalent to their fair value.

Amounts in R million	Note	2026	2025

Cash at the bank		74.6	64.9
Access deposits and income funds[1]		2,681.3	1,228.1
Restricted cash[2]		14.1	13.2
		2,770.0	1,306.2

Interest earned on cash and cash equivalents	6	136.5	68.3
1These consist of access deposit notes and conservatively managed income funds that are diversified across the major financial institutions in South Africa.
At reporting date all of these instruments had same day or next day liquidity and effective annualised yields of between 7.6% and 8.3%
(2025: between 8.0% and 9.4%).
2This consists of cash held on call as collateral for guarantees issued by the Standard Bank of South Africa Limited on behalf of the Group for environmental rehabilitation amounting to R7.8 million (2025: R5.2 million) and various utilities amounting to R5.1 million (2025: R5.1 million).
Guarantees
As part of the ordinary operations of the Group, the Group has issued guarantees by third party financial institutions to Eskom
Holdings SOC Limited of R183.1 million (2025: R115.1 million) and R117.2 million (2025: R117.2 million) to Ekurhuleni
Metropolitan Municipality. For guarantees relating to rehabilitation see note 11.

DRDGOLD Limited Consolidated Annual Financial Statements 2026
F-24
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 30 June 2026
12CASH AND CASH EQUIVALENTS continued
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
Included in cash and cash equivalents are investments in income funds comprising highly liquid, low-risk instruments. As the funds are readily redeemable, carry insignificant credit and market risk, and are subject to an insignificant risk of changes in value, they are classified as cash and cash equivalents.
MARKET RISK
Interest rate risk
A change of 100 basis points (bp) in the interest rates would have increased/(decreased) equity and profit/(loss) by the amounts shown below. This analysis is performed on the average balance of cash and cash equivalents for the year and assumes that all other variables remain constant. The analysis excludes income tax.

Amounts in R million	2026	2025

100bp increase	20.4	9.1
100bp (decrease)	(20.4)	(9.1)
FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of cash and cash equivalents approximates their carrying value due to their short term maturities.
13CASH GENERATED FROM OPERATIONS

Amounts in R million	Note	2026	2025	2024

Profit for the year		4,255.5	2,242.7	1,328.7
Adjusted for:
Income tax	17.1	1,627.0	824.4	488.2
Depreciation	9	477.2	459.2	270.4
Movement in gold in process and finished inventories – Gold Bullion	5.1	(5.4)	(18.1)	(34.9)
Change in estimate of environmental rehabilitation provision recognised in profit or loss	10	(13.1)	(98.0)	(11.6)
Environmental rehabilitation payments to reduce liabilities without a related asset		—	—	(1.3)
Share-based payment expense	5.2	41.7	30.1	26.4
(Gain)/loss on disposal of property, plant and equipment		(0.3)	3.7	(0.6)
Loss on disposal of subsidiary	22	4.8	—	—
Insurance claim		—	—	(1.2)
Finance income	6	(245.5)	(223.8)	(280.8)
Finance expense	7	100.0	73.4	76.4
Other non-cash items		14.4	4.3	2.4
Operating cash flows before other changes		6,256.3	3,297.9	1,862.1
Changes in:		(219.8)	79.0	(123.8)
Trade and other receivables		(53.8)	110.4	(296.2)
Consumable stores and stock piles		(53.7)	(48.3)	(12.9)
Payment made under protest	24	(2.7)	(6.6)	(12.8)
Trade and other payables		(109.6)	23.5	198.1

Cash generated from operations		6,036.5	3,376.9	1,738.3

DRDGOLD Limited Consolidated Annual Financial Statements 2026
F-25
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 30 June 2026
14TRADE AND OTHER RECEIVABLES

ACCOUNTING POLICIES
Recognition and measurement
Trade and other receivables, excluding Value Added Tax (“VAT”) and prepayments, are non-derivative financial assets categorised as financial assets at amortised cost.
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
ECLs are a probability weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Group expects to receive). The Group assesses whether the financial asset is credit impaired at each reporting date. A financial asset is credit impaired when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred, including but not limited to financial difficulty or default of payment. The
Group will write off a financial asset when there is no reasonable expectation of recovering it after considering whether all means to recover the asset have been exhausted, or the counterparty has been liquidated and the Group has assessed that no recovery is possible.
Any impairment losses are recognised in the statement of profit or loss.
Trade receivables relate to gold sold to the bullion banks. Settlement is usually received on the gold sold date.

Amounts in R million	2026	2025

Value Added Tax	164.3	93.9
Other receivables[1]	184.3	52.4
Prepayments[2]	114.6	188.3
Allowance for impairment	(5.2)	(5.0)
	458.0	329.6
1Other receivables includes interest receivable of R 6.1 million (2025: R7.6 million) and Kloof 2 Rehabilitation funds receivable from Sibanye-
Stillwater of R117.4 million (See note 10).
2Prepayments includes prepayments made towards capital projects of R11.5 million mainly relating to the RTSF and other asset acquisitions
(2025: R53.0 million mainly RTSF project and other asset acquisitions).
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

DRDGOLD Limited Consolidated Annual Financial Statements 2026
F-26
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 30 June 2026
14TRADE AND OTHER RECEIVABLES continued
The balances of counterparties who have been assessed as being credit impaired at reporting date are as follows:

	2026			2025
Amounts in R million	Non-credit impaired	Credit impaired	Total	Non-credit impaired	Credit impaired	Total

Other receivables	179.1	5.2	184.3	47.4	5.0	52.4
Loss allowance	—	(5.2)	(5.2)	—	(5.0)	(5.0)
Movement in the allowance for impairment in respect of trade and other receivables during the year was as follows:

Amounts in R million	2026	2025

Balance at the beginning of the year	(5.0)	(5.6)
Credit loss allowance/impairments (recognised)/reversed included in operating costs	(0.2)	0.6
Balance at the end of the year	(5.2)	(5.0)
MARKET RISK
Interest rate risk
Trade and other receivables do not earn interest and are therefore not subject to interest rate risk.
Foreign currency risk
Gold is sold at spot rates and is denominated in US Dollars. Gold sales are therefore exposed to fluctuations in the US Dollar/
South African Rand exchange rate. All foreign currency transactions entered into during the year ended 30 June 2026 were at spot rates and no foreign exchange rate hedges are entered into. The US Dollars to be received from bullion sales are sold on the same date as the respective bullion sale to settle in South African Rand to the Group. As a result, trade receivables are not exposed to fluctuations in the US Dollar/South African Rand exchange rate.
FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of trade and other receivables approximate their carrying value due to their short term maturities.
15TRADE AND OTHER PAYABLES

ACCOUNTING POLICIES
Trade and other payables, excluding Value Added Tax, payroll accruals, accrued leave pay and accrual for performance-
based incentives, are non-derivative financial liabilities categorised as financial liabilities measured at amortised cost.
These liabilities are initially measured at fair value plus directly attributable transaction costs. Subsequent to initial recognition, they are measured at amortised cost using the effective interest method. The Group derecognises a financial liability when its contractual rights are discharged or cancelled or expire.
Short term employee benefits are expensed as the related service is provided. A liability is recognised for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

Amounts in R million	2026	2025

Trade payables and accruals[1]	797.7	753.9
Value Added Tax	0.6	2.9
Accrued leave pay	66.5	64.1
Accrual for short term performance based incentives	108.4	101.6
Payroll creditors	39.6	31.9
	1,012.8	954.4

Interest relating to trade payables and accruals included in profit or loss	(1.1)	(1.5)
[1] Included in trade payables and accruals is an amount of R263.1 million (2025: R119.3 million) related to capital projects.

DRDGOLD Limited Consolidated Annual Financial Statements 2026
F-27
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 30 June 2026
15TRADE AND OTHER PAYABLES continued

Amounts in R million	2026	2025

RELATED PARTY BALANCES
Trade payables and accruals include the following amounts payable to related parties:
Sibanye-Stillwater	5.6	25.2
Rand Refinery	1.1	0.9
LIQUIDITY RISK
Trade payables and accruals are all expected to be settled within 12 months from reporting date.
FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of trade payables and accruals approximate their carrying value due to their short term maturities.
16INVENTORIES

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

Amounts in R million	2026	2025

Consumable stores	327.8	285.1
Ore stockpiles	43.2	33.9
Gold in process	98.4	65.8
Finished inventories - Gold Bullion	110.7	137.8
Total inventories	580.1	522.6
17INCOME TAX

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
A 100 basis points increase in the effective tax rate will result in an increase in the net deferred tax liability at 30 June 2026 of approximately R101.5 million (2025: R45.3 million).
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

DRDGOLD Limited Consolidated Annual Financial Statements 2026
F-28
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 30 June 2026
17INCOME TAX continued

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

Current tax on gold mining income for the periods presented was determined based on a formula: Y = 33 - 165/X where Y is the percentage rate of tax payable and X is the ratio of taxable income, net of any qualifying capital expenditure that bears to gold mining income derived, expressed as a percentage. Non-mining income, which consists primarily of interest accrued and management fees, are taxed at a standard rate of 27% for the periods presented.
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
The forecast weighted average deferred tax rate of Ergo has increased to 27% (2025: remained at 25%). The forecast weighted average deferred tax rate of FWGR increased to 30% (2025: remained at 29%).

DRDGOLD Limited Consolidated Annual Financial Statements 2026
F-29
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 30 June 2026
17INCOME TAX continued
17.1INCOME TAX EXPENSE

Amounts in R million	2026	2025	2024

Current tax	(496.2)	—	(99.7)
Mining tax	(485.3)	—	(92.4)
Mining tax prior year over provision	—	—	5.4
Non-Mining, company and capital gains tax	(10.9)	—	(12.7)
Deferred tax	(1,130.8)	(824.4)	(388.5)
Deferred tax charge - Mining tax	(965.6)	(832.4)	(327.5)
Deferred tax charge - Mining tax prior year over provision	—	—	6.1
Deferred tax charge - Non-mining, company and capital gains tax	(13.7)	8.0	0.2
Deferred tax rate adjustment	(151.5)	—	(67.3)

	(1,627.0)	(824.4)	(488.2)

Tax reconciliation
Major items causing the Group’s income tax expense to differ from the statutory rate were:
Tax on net profit before tax at the South African corporate tax rate of 27%	(1,588.3)	(828.1)	(490.6)
Rate adjustment to reflect the actual realised company tax rates applying the gold mining formula (a)	4.2	3.1	46.1
Deferred tax rate adjustment (b)	(151.5)	—	(67.3)
Depreciation of property, plant and equipment exempt from deferred tax on initial recognition (c)	(15.5)	(15.1)	(16.8)
Non-deductible expenses (d)	(28.2)	(5.5)	(8.2)
Exempt income and other non-taxable income (e)	2.5	17.5	9.8
Prior year (under)/over provision	—	(1.5)	11.5
Current year losses for which no deferred tax asset was recognised	0.8	1.9	1.4
Other	2.7	(2.4)	(1.6)
Tax incentives (f)	146.3	5.7	27.5
Income tax	(1,627.0)	(824.4)	(488.2)
(a)Rate adjustment to reflect the actual realised company tax rates applying the gold mining formula
Ergo’s current income tax rate, calculated using the gold mining tax formula, is 25.7% (2025 and 2024: nil).
FWGR’s current income tax rate, calculated using the gold mining tax formula, is nil (2025: nil and 2024: 25%).
(b)Deferred tax rate adjustment
Ergo’s forecast weighted average deferred tax rate increased to 27% (2025 and 2024: 25%).
FWGR’s forecast weighted average deferred tax rate increased to 30% (2025 and 2024: 29%).
(c)Depreciation of property, plant and equipment exempt from deferred tax on initial recognition
Depreciation of R57.4 million (2025: R55.9 million; 2024: R62.1 million) on the fair value of FWGR’s property, plant and equipment that was exempt from deferred tax on initial recognition in terms of IAS 12 Income Taxes.
(d)Non-deductible expenditure
The most significant non-deductible expenditure incurred by the Group during the year includes:
•R37.8 million discount recognised on payments made under protest (2025: R3.3 million; 2024: R14.0 million); and
•R4.8 million loss on disposal of subsidiary not deductible for tax purposes (capital in nature) (2025 and 2024: Nil)
•R61.8 million of corporate and other expenditure not incurred in generation of taxable income or capital in nature (2025:
R17.0 million and 2024: R13.7 million)
(e)Exempt income and other non-taxable income
The most significant exempt income earned by the Group during the year includes:
•Rnil dividends received (2025: R56.3 million 2024: R29.3 million);
•R9.4 million unwinding recognised on payments made under protest (2025: R7.8 million; 2024: R7.2 million).
(f)Tax incentives
The most significant tax incentive the Group benefited from include:
•R532.1 million tax incentive relating to Ergo’s solar power plant (2025: Rnil due to the accelerated capital expenditure deduction; 2024: R81.2 million relating to Ergo’s solar power plant).
•R9.6 million tax incentive relating to learnerships allowance (2025: R21.2 million; 2024: R21.9 million).

DRDGOLD Limited Consolidated Annual Financial Statements 2026
F-30
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 30 June 2026
17INCOME TAX continued
17.2DEFERRED TAX

Amounts in R million	2026	2025

Included in the statement of financial position as follows:
Deferred tax assets	9.1	38.3
Deferred tax liabilities	(2,900.4)	(1,781.8)
Net deferred tax liabilities	(2,891.3)	(1,743.5)
Reconciliation of the deferred tax balance:
Balance at the beginning of the year	(1,743.5)	(934.6)
Recognised in profit or loss	(1,130.8)	(824.4)
Recognised in other comprehensive income	(2.2)	(0.7)
Recognised in equity	(14.8)	16.2

Balance at the end of the year	(2,891.3)	(1,743.5)

The detailed components of the net deferred tax liabilities which result from the differences between the amounts of assets and liabilities recognised for financial reporting and tax purposes are:

Amounts in R million	2026	2025
Deferred tax liabilities
Property, plant and equipment (excluding unredeemed capital allowances)	(3,173.6)	(2,047.6)
Environmental rehabilitation obligation and other funds	(160.2)	(127.1)
Other investments	(6.7)	(3.5)
Gross deferred tax liabilities	(3,340.5)	(2,178.2)
Deferred tax assets
Environmental rehabilitation obligation	198.8	145.5
Other provisions[1]	83.5	92.5
Other temporary differences[2]	3.1	4.3
Estimated tax losses	8.0	16.1
Estimated unredeemed capital allowances	155.8	176.3
Gross deferred tax assets	449.2	434.7
Net deferred tax liabilities	(2,891.3)	(1,743.5)
1Includes the temporary differences on the equity settled share-based payment of R 24.1 million (2025: R 39.1 million).
2Includes the temporary differences on the lease liability of R 3.1 million (2025: R 4.3 million).

Deferred tax assets have not been recognised in respect of the following:

Amounts in R million	2026	2025

Estimated tax losses	21.1	21.2
Estimated tax losses – Capital nature	313.6	313.6
Unredeemed capital expenditure	244.4	244.4

Deferred tax assets for tax losses, unredeemed capital expenditure and capital losses have not been recognised where future taxable profits against which these can be utilised are not anticipated. These do not have an expiry date. A maximum of R1 million or 80% of assessed losses (whichever is greater) is permitted to be set-off per year against taxable income.

DRDGOLD Limited Consolidated Annual Financial Statements 2026
F-31
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 30 June 2026
17INCOME TAX continued
17.3CURRENT TAX RECEIVABLE/LIABILITY

Amounts in R million	2026	2025

Current tax receivable	7.8	4.3
Current tax liability	(37.2)	(29.5)
Net current tax liability	(29.4)	(25.2)
Balance at the beginning of the year	(25.2)	3.9
Current tax charge recognised in profit or loss	(496.2)	—
Current tax charge recognised in equity	2.9	(3.4)
Tax paid/(received)	489.1	(25.7)
Balance at the end of the year	(29.4)	(25.2)
18EMPLOYEE BENEFITS

ACCOUNTING POLICIES

Equity settled share-based payments
The grant date fair value of equity settled share-based payment arrangements is recognised as an expense, with a corresponding increase in equity, over the vesting period of the awards. The expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognised is based on the number of awards that meet the related service and non-market performance conditions at vesting date.

18.1EQUITY SETTLED LONG TERM INCENTIVE SCHEMES

Amounts in R million	Note	2026	2025	2024

Share-based payment expense – ELTI scheme		21.3	30.1	26.4
Share-based payment expense – DSP scheme		20.4	—	—
Total share-based payment expense	5.2	41.7	30.1	26.4
On 2 December 2019, the shareholders approved an equity settled long term incentive scheme. Under the Equity Long Term
Incentive (“ELTI”) scheme, qualifying employees are awarded conditional shares on an annual basis, comprising performance shares (80% of the total conditional shares awarded) and retention shares (20% of the total conditional shares awarded). Conditional shares will vest three years after grant date and will be settled in the form of DRDGOLD shares at a zero-
exercise price. The last grant in terms of the ELTI scheme was made on 22 October 2024.
The ELTI scheme was replaced by the Single Incentive Plan (“SIP”), incorporating the Deferred Share Plan (“DSP”), which was approved by the shareholders on 29 November 2023. Under the DSP scheme, qualifying employees are awarded deferred shares on an annual basis. The deferred shares are held in escrow by an escrow agent for the benefit of qualifying employees from grant date. Dividends declared on shares granted per the DSP accrue and are paid to the employees over the vesting period. Deferred shares will vest equally over a period of three and five years after grant date, depending on the level of seniority of the participant, and will be settled in the form of DRDGOLD shares at a zero-exercise price. The first grant under the DSP was made on 13 August 2025.
ELTI Scheme
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
•50% of the performance shares are linked to this condition; and
•all of these performance shares will vest if DRDGOLD’s TSR exceeds the hurdle rate over the vesting period.

DRDGOLD Limited Consolidated Annual Financial Statements 2026
F-32
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 30 June 2026
18EMPLOYEE BENEFITS continued
18.1EQUITY SETTLED LONG TERM INCENTIVE SCHEMES continued
TSR is measured against a peer group of three peers (Sibanye-Stillwater, Harmony Gold Mining Company Limited and Pan-
African Resources Limited):
•50% of the performance shares are linked to this condition; and
•the number of performance shares which vest is based on DRDGOLD’s actual TSR performance in relation to percentiles of peer group’s performance as follows:

Percentile of peers	% of performance shares vesting

< 25th percentile	0%
25th to < 50th percentile	25%
50th to < 75th percentile	75%
≥ 75th percentile	100%

Reconciliation of the number of conditional shares	2026		2025
	Number of Shares	Volume weighted average price R per share	Number of Shares	Volume weighted average price R per share

Opening balance	10,132,081		10,506,564
Granted – 20 October 2024	—		2,816,040
Vested[1]	(3,235,335)	45.55	(936,779)	22.07
Forfeited	(646,624)		(67,931)
Expired[1]	(1,386,573)		(2,185,813)
Closing balance	4,863,549		10,132,081
	—
Vesting on	4,863,549		10,132,081
19 October 2025	—		4,621,908
25 October 2026	2,358,286		2,694,133
22 October 2027	2,505,263		2,816,040

170% of the total grant vested as a result of performance conditions being met, with the balance having expired (2025: 30% vested). The settlement of the vesting was made through a combination of 2,153,302 treasury shares and 1,082,033 new share issue on 20 October
2025.
Fair value
The weighted average fair value of the performance and retention shares at grant date were determined using the Monte Carlo simulation pricing model applying the following key inputs:

Grant date	22 October 2024	25 October 2023
Vesting date	22 October 2027	25 October 2026

Weighted average fair value of 80% performance shares[1]	15.09	7.72
Weighted average fair value of 20% retention shares	21.18	16.24
Expected term (years)	3	3
Grant date share price of a DRDGOLD share	21.81	16.89
Expected dividend yield	0.98%	1.30%
Expected volatility[2]	42.12%	44.55%
Expected risk free rate	7.42%	8.27%
1The performance conditions are included in the measurement of the grant date fair value as they are classified as market-based performance conditions.
2Expected volatility has been based on an evaluation of the historical volatility of DRDGOLD’s share price, commensurate with the expected term of the options.

DRDGOLD Limited Consolidated Annual Financial Statements 2026
F-33
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 30 June 2026
18EMPLOYEE BENEFITS continued
18.1EQUITY SETTLED LONG TERM INCENTIVE SCHEMES continued
DSP Scheme
The key conditions of the grants made under the DSP scheme are:
100% of the deferred shares will vest equally over a period of three or five years, if the employee remains in the active employ of the Company at vesting date, is not under notice period and individual performance criteria are met.

Reconciliation of the number of deferred shares	2026
	Number of Shares	Weighted average price R per share
Opening balance	—
Granted – 13 August 2025	1,726,955	27.42
Forfeited	(163,322)

Closing balance	1,563,633

Vesting on	1,563,633
13 August 2026	462,165
13 August 2027	462,165
13 August 2028	462,165
13 August 2029	88,569
13 August 2030	88,569

18.2TRANSACTIONS WITH KEY MANAGEMENT PERSONNEL
Interests in contracts
None of the directors, officers or major shareholders of DRDGOLD or, to the knowledge of DRDGOLD’s management, their families, had any interest, direct or indirect, in any transaction entered into during the year ended 30 June 2026 or the preceding financial years, or in any proposed transaction which has affected or will materially affect DRDGOLD or its subsidiaries other than disclosed in these financial statements. None of the directors or officers of DRDGOLD or any associate of such director or officer is currently or has been at any time during the past financial year materially indebted to DRDGOLD.

Key management personnel remuneration
Amounts in R million	Note	2026	2025	2024

Board fees paid		7.6	7.8	7.9
Salaries paid		124.5	104.9	93.2
Short term incentives relating to this cycle		110.3	98.2	94.0
Share-based payment expense	18.1	41.7	30.1	26.4
		284.1	241.0	221.5

DRDGOLD Limited Consolidated Annual Financial Statements 2026
F-34
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 30 June 2026
19CAPITAL MANAGEMENT
The primary objective of the Group’s capital management policy is to ensure that adequate capital is available to meet the requirements of the Group from time to time, including capital expenditure. The Group considers the appropriate capital management strategy for specific growth projects as and when required. Lease liabilities are not considered to be debt.
Liquidity management
The Group monitors available cash and cash equivalent balance and facilities to ensure there is sufficient capital for forecasted expenditures including capital requirements. Cash and cash equivalents (excluding restricted cash) as at
30 June 2026 is R2,755.9 million (2025: R1,293.0 million). The Group remains debt free as at 30 June 2026 (2025: Nil).
To fund the significant capital expansion programme at both operations, on 28 June 2024, DRDGOLD secured a R500 million
GBF with Nedbank. The GBF was increased to include a guarantees facility of R181 million (increased to R120 million in 2025), bringing the total GBF facility to R681 million (2025: R620 million). The revolving credit facility (“RCF”) of R1 billion, with an accordion facility of R500.0 million, is secured with Nedbank.
Other than the guarantees facility that has been fully utilised, both the GBF and RCF remain undrawn as at 30 June 2026 and
30 June 2025. Details of other guarantees facilities are disclosed in note 12 of the consolidated annual financial statements.
The RCF permitted an interest cover ratio (adjusted EBITDA to net finance charges) of not less than 4:1 and a leverage ratio
(total net debt to adjusted EBITDA) not exceeding 2:1, calculated on a twelve-month rolling basis, respectively. Management monitors the covenant ratio levels to ensure compliance with the covenants, as well as maintain sufficient facilities to ensure satisfactory liquidity for the Group.
20EQUITY

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

20.1STATED SHARE CAPITAL
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

	2026	2025	2024

Number of shares
Authorised number of ordinary shares of no par value	1,500,000,000	1,500,000,000	1,500,000,000
Authorised and issued number of cumulative preference shares of 10 cents each[1]	5,000,000	5,000,000	5,000,000
Reconciliation of issued number of ordinary shares:
Ordinary shares issued at the beginning of the year	864,588,711	864,588,711	864,588,711
Issued in terms of employee share schemes[2]	2,808,988	—	—
Ordinary shares issued at the end of the year[3]	867,397,699	864,588,711	864,588,711
Number of treasury shares held within group (a)	—	2,153,302	3,090,081
1 Randgold and Exploration Company Limited owns 100% of the cumulative preference shares. The holders of cumulative preference shares do not have voting rights unless any preference dividend is in arrears for more than six months.
2On 27 August 2025, 1,726,955 new ordinary shares were issued in terms of the DSP scheme grant. A further 1,082,033 new ordinary shares were issued in terms of the ELTI scheme on 20 October 2025, for the purposes of settling the conditional shares vesting on
19 October 2025.
3Subsequent to year end, 1,358,826 new ordinary shares were issued in terms of the DSP scheme grant on 2 September 2026.

DRDGOLD Limited Consolidated Annual Financial Statements 2026
F-35
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 30 June 2026
20EQUITY continued
20.1STATED SHARE CAPITAL continued
RELATED PARTY RELATIONSHIPS AND TRANSACTIONS
(a)Treasury shares
Shares in DRDGOLD Limited are held in treasury by Ergo Mining Operations Proprietary Limited (“EMO”). No shares were acquired in the market during the year ended 30 June 2026, 30 June 2025 and 30 June 2024. During the year ended
30 June 2026, 2,153,302 (30 June 2025: 936,779; 30 June 2024: 806,582) shares were used to settle the equity settled share-based payment, at Rnil cashflow to the Group. R11.6 million, representing the average cost of the treasury shares used to settle the share-based payment, was transferred to retained earnings (30 June 2025: R5.1 million; 30 June 2024:
R4.3 million).
20.2DIVIDENDS

Amounts in R million	2026	2025	2024

Dividends paid during the year net of treasury shares:
Final dividend declared relating to prior year: 40 SA cents per share (2025: 20 SA cents per share; 2024: 65 SA cents per share)	345.7	172.3	559.4
Interim dividend: 50 SA cents per share (2025: 30 SA cents per share; 2024: 20 SA cents per share)	433.6	258.7	172.3
Total	779.3	431.0	731.7
Subsequent to year end, on 19 August 2026 a dividend of 120 SA cents per qualifying share amounting to R1,042.5 million was declared by the directors as a final dividend for the year ended 30 June 2026. The dividend has not been provided for and does not have any tax impact on the Group.
21INTEREST IN SUBSIDIARIES

ACCOUNTING POLICIES Significant subsidiaries of the Group are those subsidiaries with the most significant contribution to the Group’s profit or loss or assets.

Ergo and FWGR are the only significant subsidiaries of the Group. They are both wholly owned subsidiaries and are incorporated in South Africa, are primarily involved in the retreatment of surface gold and all their operations are based in
South Africa.
A complete list of the Group’s subsidiaries is included in the Company financial statements of DRDGOLD.

DRDGOLD Limited Consolidated Annual Financial Statements 2026
F-36
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 30 June 2026
22ASSET HELD FOR SALE

ACCOUNTING POLICIES
Non-current assets, or disposal groups comprising of assets and liabilities, are classified as held-for-sale if it is highly probable that they will be recovered primarily through sale rather than through continuing use.
Such assets, or disposal groups, are generally measured at the lower of their carrying amount and fair value less cost to sell. Any impairment loss on a disposal group is allocated first to goodwill, and then to the remaining assets and liabilities on a pro-rata basis, except that no loss is allocated to inventories, financial assets, deferred tax assets or employee benefit assets, which continue to be measured in accordance with the Group’s other accounting policies. Impairment losses on initial classification as held-for-sale and subsequent gains and losses on remeasurement are recognised in profit and loss.
Once classified as held-for-sale, property, plant and equipment are no longer amortised or depreciated.
A subsidiary is derecognised when the Group loses control of the subsidiary. Upon disposal, the Group derecognises the assets, liabilities and non-controlling interests of the subsidiary and recognises the consideration received at fair value. Any resulting gain or loss on disposal is recognised in profit or loss.
The gain or loss on disposal is measured as the difference between:
•the aggregate of the fair value of the consideration received and the carrying amount of any retained interest; and
•the carrying amount of the subsidiary’s assets (including goodwill), liabilities and non-controlling interests at the date control is lost.
Any amounts previously recognised in other comprehensive income in relation to the subsidiary are accounted for as if the
Group had directly disposed of the related assets or liabilities.
Cash flows arising from the disposal of subsidiaries are presented as investing activities in the statement of cash flows.

Stellar Energy Solutions SPV Proprietary Limited (“Stellar”) is a renewable energy company with a project to develop a
150MW solar plant in Polokwane, Limpopo. On 18 August 2025 DRDGOLD’s shareholding was increased to 89.94% from
50.25%, through conversion of its short term credit facility into equity. On 17 November 2025, Ergo acquired the minority shareholding, increasing the shareholding in Stellar to 100%.
Following a strategic review in the prior year, the Board decided to sell Ergo’s share in Stellar to focus on the Group’s core mining activities. Therefore in the prior year Stellar was classified as a non-current asset held for sale in accordance with IFRS
5. At 30 June 2025, the asset was measured at its carrying amount of R110.9 million, being lower than fair value less costs to sell.
In the current year, the sale was concluded on 23 December 2025 to NOA Group Assets Proprietary Limited (the
“NOA Group”), for a total cash consideration of R147.5 million. Concurrent with the disposal, an electricity supply agreement was entered into with the NOA Group to procure 76GWh per annum of renewable energy, with supply expected to commence in January 2028.
As at 23 December 2025 the carrying amount immediately before disposal was R137.1 million, resulting in a loss on disposal of R4.8 million recognised in profit or loss during the year ended 30 June 2026.

Amounts in R million	2026	2025

Property, plant and equipment[1]	85.8	48.4
Capital prepayments	56.9	56.9
Trade and other receivables	2.5	15.4
Cash and cash equivalents	—	0.1
Total assets	145.2	120.8
Trade and other payables	(8.1)	(8.5)
Loan payable	—	(1.4)
Total liabilities	(8.1)	(9.9)
Net carrying amount	137.1	110.9
Sales proceeds	147.5
Less: Amount paid to minority shareholders	(15.2)
Carrying amount disposed	137.1
Loss on disposal recognised in profit or loss	(4.8)
[1]This amount includes cash additions of R15.2 million (2025: R105.3 million).

DRDGOLD Limited Consolidated Annual Financial Statements 2026
F-37
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 30 June 2026
23OPERATING SEGMENTS

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
Corporate office and other reconciling items (collectively referred to as “Other reconciling items”) represent the items to reconcile to the consolidated financial statements. This does not represent a separate segment as it does not generate mining revenue.

DRDGOLD Limited Consolidated Annual Financial Statements 2026
F-38
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 30 June 2026
23OPERATING SEGMENTS continued

	Ergo	FWGR	Other reconciling items	Total
2026
Amounts in R million

Revenue (External)	8,080.0	3,079.0	—	11,159.0
Cash operating costs	(3,968.8)	(743.6)	—	(4,712.4)
Movement in gold in process and finished inventories – Gold Bullion	15.5	(10.1)	—	5.4
Segment operating profit	4,126.7	2,325.3	—	6,452.0
Additions to property, plant and equipment	(999.6)	(2,735.8)	(1.5)	(3,736.9)

Reconciliation of segment operating profit to profit after tax
Segment operating profit	4,126.7	2,325.3	—	6,452.0
Depreciation	(341.0)	(133.0)	(3.2)	(477.2)
Change in estimate of environmental rehabilitation recognised in profit or loss	20.8	—	(7.7)	13.1
Ongoing rehabilitation expenditure	(16.4)	(2.5)	(0.8)	(19.7)
Care and maintenance	—	—	(0.2)	(0.2)
Other operating costs	(2.9)	—	—	(2.9)
Other income	8.9	—	0.5	9.4
Loss on disposal of subsidiary	(4.8)	—	—	(4.8)
Administration expenses and other costs	(35.8)	(2.9)	(194.0)	(232.7)
Finance income	52.2	58.9	134.4	245.5
Finance expense	(75.0)	(15.0)	(10.0)	(100.0)
Current tax	(485.3)	—	(10.9)	(496.2)
Deferred tax	(418.7)	(697.6)	(14.5)	(1,130.8)
Profit after tax	2,828.7	1,533.2	(106.4)	4,255.5

Reconciliation of cost of sales to cash operating costs
Cost of sales[1] (a)	(4,292.8)	(889.2)	(11.9)	(5,193.9)
Depreciation	341.0	133.0	3.2	477.2
Change in estimate of environmental rehabilitation recognised in profit or loss	(20.8)	—	7.7	(13.1)
Movement in gold in process and finished inventories – Gold Bullion	(15.5)	10.1	—	(5.4)
Ongoing rehabilitation expenditure	16.4	2.5	0.8	19.7
Care and maintenance	—	—	0.2	0.2
Other operating costs	2.9	—	—	2.9
Cash operating costs	(3,968.8)	(743.6)	—	(4,712.4)
[1] Included in cost of sales is R64.0 million (2025: R138.9 million; 2024: R144.9 million ) paid for services rendered by Sibanye-Stillwater.

(a) Most significant components of other operating costs within cost of sales include:
Consumable stores	(1,265.8)	(246.6)	—	(1,512.4)
Labour including short term incentives	(638.9)	(128.9)	—	(767.8)
Electricity	(380.9)	(135.1)	—	(516.0)
Specialist service providers	(977.1)	(44.4)	—	(1,021.5)
Machine hire	(147.9)	(25.5)	—	(173.4)
Security expenses	(176.5)	(40.3)	—	(216.8)
Water	(39.8)	(2.9)	—	(42.7)

DRDGOLD Limited Consolidated Annual Financial Statements 2026
F-39
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 30 June 2026
23OPERATING SEGMENTS continued

	Ergo	FWGR	Other reconciling items	Total
2025
Amounts in R million

Revenue (External)	5,671.5	2,206.7	—	7,878.2
Cash operating costs	(3,699.2)	(673.5)	—	(4,372.7)
Movement in gold in process and finished inventories – Gold Bullion	9.8	8.3	—	18.1
Segment operating profit	1,982.1	1,541.5	—	3,523.6
Additions to property, plant and equipment	(605.7)	(1,593.1)	(1.2)	(2,200.0)

Reconciliation of segment operating profit to profit after tax
Segment operating profit	1,982.1	1,541.5	—	3,523.6
Depreciation	(326.5)	(130.2)	(2.5)	(459.2)
Change in estimate of environmental rehabilitation recognised in profit or loss	92.8	—	5.2	98.0
Ongoing rehabilitation expenditure	(16.3)	(2.6)	(0.3)	(19.2)
Care and maintenance	—	—	0.8	0.8
Other operating costs	(13.5)	—	—	(13.5)
Administration expenses and other costs	(19.6)	(8.3)	(185.9)	(213.8)
Finance income	53.1	52.1	118.6	223.8
Finance expense	(51.6)	(11.7)	(10.1)	(73.4)
Deferred tax	(405.6)	(426.9)	8.1	(824.4)
Profit after tax	1,294.9	1,013.9	(66.1)	2,242.7

Reconciliation of cost of sales to cash operating costs
Cost of sales (a)	(3,952.9)	(798.0)	3.2	(4,747.7)
Depreciation	326.5	130.2	2.5	459.2
Change in estimate of environmental rehabilitation recognised in profit or loss	(92.8)	—	(5.2)	(98.0)
Movement in gold in process and finished inventories – Gold Bullion	(9.8)	(8.3)	—	(18.1)
Ongoing rehabilitation expenditure	16.3	2.6	0.3	19.2
Care and maintenance	—	—	(0.8)	(0.8)
Other operating costs	13.5	—	—	13.5
Cash operating costs	(3,699.2)	(673.5)	—	(4,372.7)
(a) Most significant components of other operating costs within cost of sales include:
Consumable stores	(1,151.4)	(224.6)	—	(1,376.0)
Labour including short term incentives	(625.9)	(121.3)	—	(747.2)
Electricity	(422.9)	(121.1)	—	(544.0)
Specialist service providers	(833.0)	(43.2)	—	(876.2)
Machine hire	(136.3)	(20.0)	—	(156.3)
Security expenses	(162.2)	(36.3)	—	(198.5)
Water	(41.3)	(3.8)	—	(45.1)

DRDGOLD Limited Consolidated Annual Financial Statements 2026
F-40
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 30 June 2026
23OPERATING SEGMENTS continued

	Ergo	FWGR	Other reconciling items	Total
2024
Amounts in R million

Revenue (External)	4,524.9	1,714.8	—	6,239.7
Cash operating costs	(3,571.0)	(622.3)	—	(4,193.3)
Movement in gold in process and finished inventories - Gold Bullion	37.5	(2.6)	—	34.9
Segment operating profit	991.4	1,089.9	—	2,081.3
Additions to property, plant and equipment	(2,354.6)	(756.6)	(2.7)	(3,113.9)

Reconciliation of segment operating profit to profit after tax
Segment operating profit	991.4	1,089.9	—	2,081.3
Depreciation	(138.7)	(129.5)	(2.2)	(270.4)
Change in estimate of environmental rehabilitation recognised in profit or loss	11.1	0.2	0.3	11.6
Ongoing rehabilitation expenditure	(13.0)	(2.1)	(1.0)	(16.1)
Care and maintenance	—	—	2.5	2.5
Other operating costs	0.9	—	—	0.9
Other income	0.6	1.3	0.1	2.0
Administration expenses and other costs	(10.6)	(5.5)	(183.2)	(199.3)
Finance income	51.8	53.9	175.1	280.8
Finance expense	(60.9)	(11.7)	(3.8)	(76.4)
Current tax	5.4	(92.5)	(12.6)	(99.7)
Deferred tax	(205.1)	(183.7)	0.3	(388.5)
Profit after tax	632.9	720.3	(24.5)	1,328.7

Reconciliation of cost of sales to cash operating costs
Cost of sales	(3,673.2)	(756.3)	(0.4)	(4,429.9)
Depreciation	138.7	129.5	2.2	270.4
Change in estimate of environmental rehabilitation recognised in profit or loss	(11.1)	(0.2)	(0.3)	(11.6)
Movement in gold in process and finished inventories - Gold Bullion	(37.5)	2.6	—	(34.9)
Ongoing rehabilitation expenditure	13.0	2.1	1.0	16.1
Care and maintenance	—	—	(2.5)	(2.5)
Other operating costs	(0.9)	—	—	(0.9)
Cash operating costs	(3,571.0)	(622.3)	—	(4,193.3)

(a) Most significant components of other operating costs within cost of sales include:
Consumable stores	(1,087.4)	(215.9)	—	(1,303.3)
Labour including short term incentives	(621.4)	(113.5)	—	(734.9)
Electricity	(472.7)	(113.4)	—	(586.1)
Specialist service providers	(812.1)	(39.6)	—	(851.7)
Machine hire	(173.2)	(25.2)	—	(198.4)
Security expenses	(137.8)	(29.4)	—	(167.2)
Water	(30.8)	(1.7)	—	(32.5)

DRDGOLD Limited Consolidated Annual Financial Statements 2026
F-41
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 30 June 2026
24PAYMENTS MADE UNDER PROTEST

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
•the Group therefore retains a right to recover the payments from the City of Ekurhuleni Metropolitan Municipality
(“Municipality”) if the Group is successful in the Consolidated Application (as defined below);
•if the Group is not successful in the Consolidated Application, the payments will be used to settle the resultant liability to the Municipality; and
•these two possible outcomes (i.e. success in the Main Application or not) therefore, will lead to economic benefits to the
Group.
Therefore, the right to recover the payments made under protest is not a contingent asset because it meets the definition and recognition criteria of an asset.
The Consolidated Application consists of the Main Application of 2014 and the subsequent Action Proceedings of 2017 and
2019, which were consolidated by the office of the Deputy Judge President of the Gauteng Division of High Court. The
Consolidated Application proceeds through the Case Management Process of the Gauteng Division of High Court.
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
These assumptions about the future include estimating the timing of concluding on the Consolidated Application, i.e. the discount period, the ultimate settlement terms, the discount rate applied and the assessment of recoverability.

ACCOUNTING POLICIES
Payments made under protest
Recognition and measurement
The payment made under protest asset that arises from the Municipality Electricity Tariff Dispute is initially measured at a discounted amount, and any difference between the face value of payments made under protest and the discounted amount on initial recognition is recognised in profit or loss as a finance expense. Subsequent to initial recognition, the payments made under protest is measured using the effective interest method to unwind the discounted amount to the original face value less any write downs for recovery. Unwinding of the carrying value is recognised in finance income.
Changes in estimate is recognised in finance income or finance expense.
Assessment of recoverability
The discounted amount of the payments under protest is assessed at each reporting date to determine whether there is any objective evidence that the amount is no longer expected to be recovered. The Group considers the reasonable and supportable information related to the creditworthiness of the Municipality and events surrounding the outcome of the
Consolidated Application. Any write down is recognised in finance expense.
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

DRDGOLD Limited Consolidated Annual Financial Statements 2026
F-42
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 30 June 2026
24PAYMENTS MADE UNDER PROTEST continued

Amounts in R million	Note	2026	2025

Balance at the beginning of the year		56.7	45.6
Payments made under protest		2.7	6.6
Discount on initial payment made under protest and change in estimate	7	(37.8)	(3.3)
Unwinding	6	9.4	7.8

Balance at the end of the year		31.0	56.7
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
In order to operate the Ergo Plant and conduct its business operations, Ergo requires a reliable and steady feed of electricity which it has drawn from the newly commissioned Brakpan Tailings 88kV Substation since June 2024. Prior to this the Ergo Plant used to draw electricity from the Ergo Central Substation.
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
In December 2014, Ergo instituted legal proceedings by way of an application (“Main Application”) against the
Municipality and ESKOM as well as the National Energy Regulator of South Africa (“NERSA”), the Minister of Energy, the
Minister of Co-operative Governance & Traditional Affairs and the South African Local Government Association ("SALGA"),
the latter 4 (four) respondents against whom Ergo does not seek any relief.
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
In order to secure uninterrupted supply of electricity, Ergo has made payment and continues to pay for consumption at the amended and lower “J-Tariff”, albeit under protest and without prejudice and/or admission of liability. Whilst still deemed to be disproportionate, the J-Tariff is significantly lower than the previously imposed “D-Tariff”. The Group recognised an asset for these payments that are made “under protest”.
The Group has been advised that an application brought by the SALGA to challenge ESKOM’s ability to supply customers with electricity must be heard, adjudicated and finalised prior to that of the Main Application. The SALGA matter appears to have stalled, due to the interlocutory, joinder applications in the SALGA application. As the SALGA application is pivotal, it is anticipated that any decision handed down will be appealed, finally ending up in the Constitutional Court.

DRDGOLD Limited Consolidated Annual Financial Statements 2026
F-43
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 30 June 2026
24PAYMENTS MADE UNDER PROTEST continued
In an effort to progress these longstanding matters, in August 2024, the Group’s external legal team dispatched correspondence to the Deputy Judge President of the Gauteng Division of the High Court, to request the consolidation of the Main Application and Summonses (Action Proceedings of 2017 and 2019). After much deliberation between the various legal representatives, it was agreed the matters would be consolidated and dealt with, by Judge Adams (appointed Case
Manager), through the Case Management process.
The Group supported by the external legal team is confident that there is a high probability that Ergo will be successful in the consolidated proceedings and in defending its position. Therefore, there is no present obligation as a result of a past event to pay the amounts claimed by the Municipality (refer note 26.3).
The balance at the end of the year was based on the following assumptions:
•discount rate: 16.01% (2025: 15.30%) representing the Municipality maximum cost of borrowing on bank loans as disclosed in their 30 June 2026 annual report and an additional risk premium on uncertainties in timing of the SALGA case; and
•discount period: 30 June 2034 (2025: 30 June 2029) representing management’s best estimate of the date of conclusion of the Consolidated Application and is supported by external legal counsel.
25OTHER INVESTMENTS

ACCOUNTING JUDGEMENTS
The Group has one (1) director representative on the Rand Refinery board. Therefore, judgement had to be applied to ascertain whether significant influence exists, and if the investment should be accounted for as an associate under IAS 28
Investments in Associates and Joint Ventures. The director representation is not considered significant influence, as it does not constitute meaningful representation. It represents 11.11% of the entire board and is proportional to the 11.3%
shareholding that the Group has in Rand Refinery.
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

DRDGOLD Limited Consolidated Annual Financial Statements 2026
F-44
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 30 June 2026
25OTHER INVESTMENTS continued

Amounts in R million	Shares held [1]	% held [1]	2026	2025

Listed investments (Fair value hierarchy Level 1):
West Wits Mining Limited (“WWM”)	47,812,500	1.2%	22.0	11.2

Unlisted investments (Fair value hierarchy Level 3):
Rand Refinery Proprietary Limited (“Rand Refinery”)	44,438	11.3%	522.6	302.0
Rand Mutual Assurance Company Limited B Share Business Fund (“RMA”)[2]	12,659	1.3%	19.9	6.8
Guardrisk Insurance Company Limited (Cell Captive A170)[3]	20	100.0%	2.4	2.4
Chamber of Mines Building Company Proprietary Limited	52,965	5.7%	0.1	0.1
Total unlisted investments			545.0	311.3

Balance at the end of the year			567.0	322.5

Fair value adjustment on equity instruments at fair value through OCI			244.4	139.8
WWM			10.8	3.6
Rand Refinery			220.6	135.2
RMA			13.0	1.0
Dividends received on equity instruments at fair value through OCI			—	(56.3)
Rand Refinery			—	(56.3)

1The number and percentage of shares held remained unchanged from the prior year with the exception of WWM that issued new shares thereby diluting DRDGOLD’s effective shareholding from 1.5% to 1.2%.
2The “B Share Business Fund” shares relate to all the businesses of the RMA Group that do not relate to the Compensation for Occupational
Injuries and Diseases Act.
3The shares held entitle the holder to 100% of the residual net equity of Cell Captive A 170. Refer to note 11 of the consolidated financial
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
Unlisted investments
The fair values of unlisted investments are determined through valuation techniques that include inputs that are not based on observable market data and constitute level 3 instruments in the fair value hierarchy.
25.1RAND REFINERY

Amounts in R million	2026	2025

Balance at the beginning of the year	302.0	166.8
Fair value adjustment on equity investments at fair value through OCI	220.6	135.2
Balance at the end of the year	522.6	302.0
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

DRDGOLD Limited Consolidated Annual Financial Statements 2026
F-45
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 30 June 2026
25OTHER INVESTMENTS continued
25.1RAND REFINERY continued
FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of Rand Refinery increased as a result of an increase in the enterprise value of the refining operations. The enterprise value of the refining operations of Rand Refinery increased as a result of higher throughput and a significant increase in forecast commodity prices.
The fair value measurement uses significant unobservable inputs and relates to a fair value hierarchy level 3 financial instrument. Marketability and minority discounts (both unobservable inputs) of 15.4% and 15.6% (2025: 15.3% and 16.9%), respectively, were applied. The latest budgeted cash flow forecasts provided by Rand Refinery as at 30 June 2026 were used, and therefore classified as an unobservable input into the models. Other key observable/unobservable inputs into the model include:

Rand Refinery operations	Observable/unobservable input	Unit	2026	2025

Forecast average gold price	Observable input	R/kg	2,273,530	1,620,480
Forecast average silver price	Observable input	R/kg	32,795	18,598
Average South African CPI	Observable input	%	4.9	4.5
South African long term government bond rate	Observable input	%	8.40	9.70
Terminal growth rate	Unobservable input	%	2.4	4.5
Weighted average cost of capital	Unobservable input	%	15.8	16.0

Sensitivity analysis
The fair value measurement is most sensitive to the weighted average cost of capital, Rand US Dollar exchange rate and gold price. The higher the gold price, the higher the fair value of the Rand Refinery investment. The higher the operating costs, the lower the fair value of the Rand Refinery investment. The fair value measurement is also sensitive to the operating costs, minority and marketability discounts applied. The below table indicates the extent of sensitivity of the Rand Refinery equity value to the inputs:

				2026		2025
				Change in OCI, net of tax		Change in OCI, net of tax
Rand Refinery operations		% Increase/ (decrease)		Rm	Rm	Rm	Rm

Rand US Dollar exchange rate	Observable inputs	1%	(1)%	8.1	(8.1)	6.9	(6.9)
Commodity prices (gold and silver)	Observable inputs	1%	(1)%	7.5	(7.5)	6.0	(6.0)
Operating costs	Unobservable inputs	1%	(1)%	(5.4)	5.4	(4.7)	4.7
Weighted average cost of capital	Unobservable inputs	1%	(1)%	(18.6)	18.6	(13.3)	13.3
Minority discount	Unobservable inputs	1%	(1)%	(6.2)	6.2	(3.6)	3.6
Marketability discount	Unobservable inputs	1%	(1)%	(6.2)	6.2	(3.5)	3.5

DRDGOLD Limited Consolidated Annual Financial Statements 2026
F-46
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 30 June 2026
26CONTINGENCIES

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

26.1CONTINGENT LIABILITY FOR OCCUPATIONAL LUNG DISEASES
On 3 May 2018, former mineworkers and dependents of deceased mineworkers (“Applicants”) and Anglo American South
Africa Limited, AngloGold Ashanti Limited, Sibanye Gold, Harmony Gold Mining Company Limited, Gold Fields Limited,
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
In terms of the class action, the DRDGOLD Respondents have lodged an appeal against certain aspects of the class action including, inter alia, the extension of the remedy entertained in the class action, and the inclusion of tuberculosis as a basis for liability (“Appeal”). The Appeal record was finalised and the allocation of a date for the hearing of the Appeal was scheduled for 11 November 2022. The hearing of the Appeal was held in the Supreme Court of Appeal and judgment was handed down for the matter to be struck off the roll.
DRDGOLD maintains the view that settlement of the matter is not a current consideration, mainly for the following reasons:
•the Applicants have as yet not issued and served a summons (claim) in the matter;
•there is no indication of the number of potential claimants that may join the class action against the DRDGOLD
Respondents; and
•many principles upon which legal responsibility is founded, are required to be substantially developed by the trial court (and possibly subsequent courts of appeal) to establish liability on the bases alleged by the Applicants.
In light of the above, the status quo remains in that there is inadequate information to determine if a sufficient legal and factual basis exists to establish liability, and to quantify such potential liability.

DRDGOLD Limited Consolidated Annual Financial Statements 2026
F-47
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 30 June 2026
26CONTINGENCIES continued
26.2CONTINGENT LIABILITY FOR ENVIRONMENTAL REHABILITATION
The flooding of the western and central basins has the potential to cause pollution due to Acid Mine Drainage (“AMD”)
contaminating the ground water. The government has appointed Trans-Caledon Tunnel Authority (“TCTA”) to construct a pump station and partial treatment plant to treat and discharge the water and maintain the AMD below the Environmental
Critical level to prevent ground water contamination. TCTA completed the construction of the neutralisation plant for the Central
Basin and commenced treatment during July 2014. As part of the heads of agreement signed in December 2012 between
EMO, Ergo, ERPM and TCTA, sludge emanating from this plant since August 2014 has been co-disposed onto the Brakpan
Tailings Storage facility. Partially treated water has been discharged by TCTA into the Elsburg Spruit.
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
During the 2022 financial year, a report was produced regarding the extent of ground water seepage from the Brakpan tailings storage facility by an expert. The report suggests that scavenger boreholes be constructed around the dam to deal with the seepage. The majority of the scavenger boreholes have been constructed and are currently operational and the results are continuously being monitored. Same evaluation and ongoing efforts are expected to be made to Daggafontein TSF when Ergo resumes depositioning thereon in the near future. Management is currently investigating a sustainable solution to deal with the seepage post the closure of the mine and therefore no reliable estimate can be made for the post closure liability.
26.3CONTINGENCIES REGARDING EKURHULENI METROPOLITAN MUNICIPALITY ELECTRICITY TARIFF
DISPUTE
Contingent liabilities
The Municipality has issued two summonses (“Municipal Summonses”) for the recovery of arrears it alleges it is owed amounting to R74.0 million and R31.6 million, respectively. The Group, supported by the external legal team, is confident that there is a high probability that Ergo will be successful in defending the Municipal Summonses. Therefore, there is no present obligation as a result of a past event to pay the amounts claimed by the Municipality.
Contingent assets
Ergo instituted a counterclaim against the Municipality for the recovery of the surcharges which were erroneously paid to the
Municipality in the bona fide belief that they were due and payable prior to the Main Application of approximately R43 million
(these surcharges were expensed for accounting purposes).
Important Note: the above paragraphs referring to ‘contingent liabilities’ and ‘contingent assets’ ought to be read within the backdrop of the ‘Case Management’ process mentioned above, which governs the now Consolidated Application relating to the Ergo/ Eskom/ Ekurhuleni Municipality litigation.
Refer note 24 Payments Made Under Protest for a full description of the matter.
26.4CONTINGENT LIABILITY FOR THE SUMMONS RECEIVED FROM BENONI GOLD MINING COMPANY
(PTY) LTD (“BGM”)
On 18 May 2024, Ergo received a combined summons (“BGM Summons”) from BGM, a contractor with which it concluded in May 2018, a land lease and load and haulage agreement (“Agreement”). The BGM Summons initiates two contractual damages claims against Ergo. The claim amounts to R37.1 million for the alleged breach of Ergo’s duties of good faith and breach of BGM’s haulage rights under the Agreement and the second for three alleged incidents of repudiation by Ergo of the
Agreement, for which damages of R53.3 million are being sought by BGM. On 25 June 2024, Ergo filed its plea to the particulars of claim and in its defence on the matter. Pleadings have closed  in preparation for trial, and for Ergo to vehemently defend its position on the allegations made by BGM. BGM is required to apply to the Registrar of Court for a trial date.

DRDGOLD Limited Consolidated Annual Financial Statements 2026
F-48
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 30 June 2026
27FINANCIAL INSTRUMENTS
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
A debt instrument is measured at fair value through other comprehensive income if it meets both of the following conditions and is not designated as at fair value through profit or loss:
•it is held with a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
•its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.
On initial recognition of an equity investment that is not held for trading, the Group may make an irrevocable election to present subsequent changes in fair value in other comprehensive income. This election is made on an investment-by-investment basis. Equity investments designated at FVOCI are subsequently measured at fair value, with fair value gains and losses recognised in OCI and not subsequently reclassified to profit or loss on disposal. Dividends are recognised in profit or loss unless they clearly represent a recovery of part of the cost of the investment.
FINANCIAL RISK MANAGEMENT FRAMEWORK
Overview
The Group has exposure to credit risk, liquidity risks, as well as other market risks from its use of financial instruments. This note presents information about the Group’s exposure to each of the above risks, the Group’s objectives and policies and processes for measuring and managing risk. The Group’s management of capital is disclosed in note 19 capital management.
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
NOTE 11INVESTMENTS IN REHABILITATION AND OTHER FUNDS
NOTE 12CASH AND CASH EQUIVALENTS
NOTE 14TRADE AND OTHER RECEIVABLES
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
Additional disclosures are included in the following note:
NOTE 15TRADE AND OTHER PAYABLES
NOTE 19CAPITAL MANAGEMENT

DRDGOLD Limited Consolidated Annual Financial Statements 2026
F-49
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 30 June 2026
27FINANCIAL INSTRUMENTS continued
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
Interest rate risk
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
NOTE 11INVESTMENTS IN REHABILITATION AND OTHER FUNDS
NOTE 12CASH AND CASH EQUIVALENTS
Foreign currency risk
The Group enters into transactions denominated in foreign currencies, such as gold sales denominated in US Dollar, in the ordinary course of business The Group holds cash denominated in a foreign currency. This exposes the Group to fluctuations in foreign currency exchange rates.
Additional disclosures are included in the following notes:
NOTE 4REVENUE
NOTE 14TRADE AND OTHER RECEIVABLES
Other market price risk
Additional disclosures are included in the following note:
NOTE 11INVESTMENTS IN REHABILITATION AND OTHER FUNDS
NOTE 25OTHER INVESTMENTS
28RELATED PARTIES
Disclosures are included in the following notes:
NOTE 1ABOUT THESE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 5.1COST OF SALES
NOTE 15TRADE AND OTHER PAYABLES
NOTE 18.2TRANSACTIONS WITH KEY MANAGEMENT PERSONNEL
NOTE 20EQUITY
NOTE 21INTEREST IN SUBSIDIARIES
NOTE 22 ASSET HELD FOR SALE

DRDGOLD Limited Consolidated Annual Financial Statements 2026
F-50
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS continued
for the year ended 30 June 2026
29SUBSEQUENT EVENTS
There were no significant subsequent events between the year-end reporting date of 30 June 2026 and the date of issue of these financial statements other than described below and included in the preceding notes to the consolidated financial statements.
Declaration of dividend
On 19 August 2026, the Board declared a final dividend for the year ended 30 June 2026 of 120 SA cents per qualifying share amounting to R1,042.5 million, which was paid on 14 September 2026.
Ordinary share issue
On 2 September 2026, 1,358,826 new ordinary shares were issued in terms of the new employee SIP incorporating the DSP, increasing the total issued ordinary shares to 868,756,525.
DSP Award Granted
In terms of the SIP incorporating the DSP, approved by shareholders of DRDGOLD on 29 November 2023, qualifying employees were awarded deferred shares (“Awards”).
On 12 August 2026, 1,358,826 deferred shares were granted to qualifying employees under the DSP. The Awards vest over five years at 20% per annum for F-band participants, and over three years at 33.3% per annum for E and D band participants, starting from the award date, and subject to the rules of the DSP, including the participant’s continued employment with the
Group. The number of deferred shares granted includes those granted to directors and prescribed officer as follows:

Number of deferred shares

Executive directors
DJ Pretorius	163,530
H Hooijer	74,019
Prescribed officer
WJ Schoeman	88,557

326,106

DRDGOLD Limited Form 20-F 2026
85
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

4.2
DRDGOLD Exchange Agreement between DRDGOLD Limited and Sibanye Gold Limited, dated November 28,
2017 (incorporated by reference to Exhibit 10.1 to the annual report on Form 20-F (File No. 001-35387), filed with the
Securities and Exchange Commission on October 31, 2018)

4.3
Sibanye-Stillwater Exchange Agreement between Sibanye Gold Limited and K2017449061 (South Africa) Proprietary
Limited and including DRDGOLD Limited, dated November 28, 2017 (incorporated by reference to Exhibit 10.2 to the annual report on Form 20-F (File No. 001-35387), filed with the Securities and Exchange Commission on October
31, 2018)

4.4
DRD Guarantee issued by DRDGOLD Limited in favor of Sibanye Gold Limited, dated November 28, 2017
(incorporated by reference to Exhibit 10.3 to the annual report on Form 20-F (File No. 001-35387), filed with the
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

4.6
General banking facility agreement between DRDGOLD Limited and Nedbank Limited, dated June 28, 2024
(incorporated by reference to Exhibit 4.9 to the annual report on Form 20-F (File No. 001-35387), filed with the
Securities and Exchange Commission on October 30, 2024)

4.7
Amended general banking facility agreement between DRDGOLD Limited and Nedbank Limited to incorporate the terms of the revolving credit facility, dated August 8, 2024 (incorporated by reference to Exhibit 4.10 to the annual report on Form 20-F (File No. 001-35387), filed with the Securities and Exchange Commission on October 30, 2024)

4.8
Revolving credit facility agreement between DRDGOLD Limited and Nedbank Limited, dated July 31, 2024
(incorporated by reference to Exhibit 4.11 to the annual report on Form 20-F (File No. 001-35387), filed with the
Securities and Exchange Commission on October 30, 2024)

4.9
First addendum to the amended general banking facility agreement between DRDGOLD Limited and Nedbank
Limited to include a bank guarantee facility, dated March 4, 2025 (incorporated by reference to Exhibit 4.12 to the annual report on Form 20-F (File No. 001-35387), filed with the Securities and Exchange Commission on October 30,
2025)

4.10
Second addendum to the amended general banking facility agreement between DRDGOLD Limited and Nedbank
Limited to increase the bank guarantee facility, dated July 21, 2025 (incorporated by reference to Exhibit 4.13 to the annual report on Form 20-F (File No. 001-35387), filed with the Securities and Exchange Commission on October 30,
2025)

4.11
Third addendum to the amended general banking facility agreement between DRDGOLD Limited and Nedbank
Limited to increase the bank guarantee facility, dated September 30, 2025 (incorporated by reference to Exhibit 4.14 to the annual report on Form 20-F (File No. 001-35387), filed with the Securities and Exchange Commission on
October 30, 2025)

4.12
DRDGOLD Single Incentive Policy approved by the Remuneration Committee on October 26, 2023 (incorporated by reference to Exhibit 4.15 to the annual report on Form 20-F (File No. 001-35387), filed with the Securities and
Exchange Commission on October 30, 2025)

4.13
DRDGOLD Deferred Share Plan approved by the Remuneration Committee on October 26, 2023 (incorporated by reference to Exhibit 4.16 to the annual report on Form 20-F (File No. 001-35387), filed with the Securities and
Exchange Commission on October 30, 2025)

8.1	List of Subsidiaries

DRDGOLD Limited Form 20-F 2026
86

11.1	DRDGOLD Share Dealing Policy (incorporated by reference to Exhibit 11.1 to the annual report on Form 20-F (File No. 001-35387), filed with the Securities and Exchange Commission on October 30, 2024)
12.1	Certification pursuant to Section 302 of the Sarbanes Oxley Act of 2002
12.2	Certification pursuant to Section 302 of the Sarbanes Oxley Act of 2002
13.1	Certification pursuant to Section 906 of the Sarbanes Oxley Act of 2002
13.2	Certification pursuant to Section 906 of the Sarbanes Oxley Act of 2002
96.1	Technical Report Summary and Certification from Qualified person – FWGR
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

DRDGOLD Limited Form 20-F 2026
87
SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DRDGOLD LIMITED
By:	/s/ D.J. Pretorius D.J. Pretorius Chief Executive Officer

By:	/s/ H Hooijer H Hooijer Chief Financial Officer

Date: October 02, 2026